As filed with the Securities and Exchange Commission on June 2, 2003

Registration No. 333-103876

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TUMBLEWEED COMMUNICATIONS CORP.

(Exact name of registrant as specified in its charter)

Delaware	4899	94-3336053
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

700 Saginaw Drive

Redwood City, California 94063

(650) 216-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bernard J. Cassidy, Esq.

Vice President, General Counsel and Secretary

Tumbleweed Communications Corp.

700 Saginaw Drive

Redwood City, California 94063

(650) 216-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory C. Smith, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500	John Vigouroux President and Chief Executive Officer Valicert, Inc. 1215 Terra Bella Avenue Mountain View, California 94043 (650) 567-5400	James M. Koshland, Esq. Gray Cary Ware & Freidenrich LLP 400 Hamilton Avenue Palo Alto, California 94301-1825 (650) 833-2000

Approximate date of commencement of proposed sale to public: As soon as practicable after the Registration Statement becomes effective and all other conditions to the merger of a subsidiary of the Registrant with and into Valicert, Inc. pursuant to the Agreement and Plan of Reorganization and Merger, dated as of February 18, 2003, described in the enclosed joint proxy statement/prospectus, have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Tumbleweed Communications Corp. 700 Saginaw Drive, Redwood City, California 94063	Valicert, Inc. 1215 Terra Bella Avenue, Mountain View, California 94043

June 3, 2003

Dear Tumbleweed and Valicert stockholders:

The boards of directors of Tumbleweed Communications Corp. and Valicert, Inc. have approved a merger to combine Tumbleweed and Valicert. On behalf of the boards of directors of Tumbleweed and Valicert, we are pleased to deliver our joint proxy statement/prospectus for the merger to combine Tumbleweed and Valicert.

Upon completion of the merger, holders of Valicert common stock will be entitled to receive 0.385 of a share of Tumbleweed common stock for each share of Valicert common stock they hold at that time. Based on the current number of shares of Valicert common stock outstanding as of the record date, the shares of Tumbleweed common stock to be issued to Valicert stockholders will represent approximately 24% of the outstanding stock of Tumbleweed after the merger. Tumbleweed common stock is listed on The Nasdaq National Market under the trading symbol “TMWD.”

Completion of the merger requires Tumbleweed stockholders to approve the issuance of shares of Tumbleweed stock for the merger and requires Valicert stockholders to adopt and approve the merger agreement and approve the merger and the related transactions. Tumbleweed stockholders will vote on the issuance of the shares of Tumbleweed common stock pursuant to the merger at the Tumbleweed annual meeting of stockholders. Valicert stockholders will vote on the merger at the Valicert special meeting of stockholders.

This is a proxy statement for both the Tumbleweed annual meeting of stockholders and the Valicert special meeting of stockholders. This is also a prospectus for the Tumbleweed common stock to be issued to Valicert stockholders in the merger. This joint proxy statement/prospectus provides you with detailed information about the merger. We encourage you to read this joint proxy statement/prospectus. In addition, the section entitled “ Risk Factors” beginning on page 12 of this joint proxy statement/prospectus contains a description of the risks that you should consider in evaluating the merger.

This joint proxy statement also contains information regarding other matters to be voted upon at the Tumbleweed annual meeting. At the Tumbleweed annual meeting, Tumbleweed stockholders will vote to elect two Class I directors and ratify the selection of KPMG LLP as Tumbleweed’s independent auditor for the 2003 fiscal year.

Whether or not you plan to attend either of the meetings, please take the time to vote by completing and mailing the enclosed proxy card to us. Please complete, sign and date the enclosed proxy card and return it to us as soon as possible in the enclosed prepaid envelope.

Sincerely,

Jeffrey C. Smith Chairman and Chief Executive Officer	John Vigouroux President and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN THE MERGER, OR DETERMINED IF THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Tumbleweed Communications Corp.

700 Saginaw Drive

Redwood City, California 94063

Telephone: (650) 216-2000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 23, 2003

To the stockholders of Tumbleweed Communications Corp.:

Notice is Hereby Given that the annual meeting of stockholders of Tumbleweed Communications Corp., a Delaware corporation, will be held on June 23, 2003, at 10:00 a.m. local time, at our offices located at 700 Saginaw Drive, Redwood City, California. At the annual meeting, you will also be asked to consider and vote on the following proposals:

1.	To vote on the issuance of shares of Tumbleweed common stock under the merger agreement, pursuant to which a subsidiary of Tumbleweed would be merged with and into Valicert.

2.	To elect two (2) Class I directors, each to serve a three-year term or until his successor has been elected and qualified or until his earlier resignation or removal.

3.	To ratify the selection of KPMG LLP as independent auditors of Tumbleweed for its fiscal year ending December 31, 2003.

4.	To transact any other business that may properly come before the meeting and any adjournment or postponement of the meeting.

These items are more fully described in the joint proxy/prospectus that accompanies this notice. We encourage you to read the joint proxy statement/prospectus carefully.

Only Tumbleweed stockholders of record at the close of business on May 23, 2003 will be entitled to notice of, and to vote at, the Tumbleweed annual meeting and at any adjournments or postponements of that meeting.

Please vote as soon as possible by completing your proxy card and returning it in the enclosed envelope. If you decide to attend the annual meeting in person you can withdraw your proxy and vote at that time. Please note, however, that if your shares are held of record by a broker, bank or other nominee, and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name.

Your vote is important. The affirmative vote of the holders of a majority of the shares of Tumbleweed common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the issuance of shares of Tumbleweed common stock pursuant to the merger, as well as to ratify the selection of the independent auditors. The two director nominees who receive the greatest number of affirmative votes at the annual meeting will be elected Class I directors. We urge you to mark, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope, whether or not you plan to attend the annual meeting.

By order of the board of directors,
Bernard J. Cassidy Secretary

Date: June 3, 2003

Valicert, Inc.

1215 Terra Bella Avenue

Mountain View, California 94043

Telephone: (650) 567-5400

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 23, 2003

To the stockholders of Valicert, Inc.:

Notice is Hereby Given that the special meeting of stockholders of Valicert, Inc., a Delaware corporation, will be held on June 23, 2003, at 10:00 a.m. local time, at our offices located at 1215 Terra Bella Avenue, Mountain View, California. At the special meeting, you will be asked to consider and vote on the following proposals:

1.	To adopt and approve the merger agreement and approve the merger, pursuant to which a subsidiary of Tumbleweed Communications Corp. will be merged with and into Valicert, Inc. with Valicert, Inc. becoming a wholly-owned subsidiary of Tumbleweed Communications Corp.

2.	To transact any other business that may properly come before the meeting and any adjournment or postponement of the meeting.

These items are more fully described in the joint proxy/prospectus that accompanies this notice. We encourage you to read the joint proxy statement/prospectus carefully.

Only Valicert, Inc. stockholders of record at the close of business on May 23, 2003 will be entitled to notice of, and to vote at, the Valicert, Inc. special meeting and at any adjournments or postponements of that meeting.

Please vote as soon as possible by completing your proxy card and returning it in the enclosed envelope. If you decide to attend the special meeting in person you can withdraw your proxy and vote at that time. Please note, however, that if your shares are held of record by a broker, bank or other nominee, and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name.

Your vote is important. Since the affirmative vote of the holders of a majority of the outstanding shares of Valicert, Inc. common stock is required to approve the proposal with respect to the merger agreement and the merger and the related transactions, a failure to vote will, in effect, count as a vote against the merger agreement and the merger and the related transactions. We urge you to mark, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope, whether or not you plan to attend the special meeting.

By order of the board of directors,

John Vigouroux President and Chief Executive Officer

Date: June 3, 2003

i

v

QUESTIONS AND ANSWERS ABOUT THE MERGER AND OTHER PROPOSALS

Q:	What will Valicert stockholders receive as a result of the merger?

A.	If the merger is completed, Valicert stockholders will receive 0.385 of a share of Tumbleweed common stock in exchange for each share of Valicert common stock. Tumbleweed will not issue fractional shares to Valicert stockholders. Instead of fractional shares, Valicert stockholders will receive a cash payment based on the closing price of Tumbleweed stock on the closing date of the merger. For example, if you currently own 100 shares of Valicert common stock, then after the merger you will be entitled to receive 38 shares of Tumbleweed common stock and a check for the market value of the 0.5 fractional share.

Q:	Will Tumbleweed stockholders receive any shares as a result of the merger?

A.	No. Tumbleweed stockholders will continue to hold the Tumbleweed shares they currently own. For example, if you currently own 100 shares of Tumbleweed common stock, then you will continue to own those 100 shares after the merger.

Q:	What will be the effect of the merger on stock options and warrants to purchase Valicert common stock?

A.	Each outstanding stock option and warrant to acquire Valicert common stock will be converted into an option or warrant to purchase 0.385 of a share of Tumbleweed common stock for each share of Valicert common stock covered by the option or warrant before the merger. The new exercise price of each option and warrant assumed by Tumbleweed in the merger will be determined by dividing the exercise price of such option or warrant by 0.385, rounded up to the nearest whole cent.

Q:	Should I send in my stock certificates now?

A.	No. After we complete the merger, Tumbleweed’s exchange agent will send instructions to Valicert stockholders explaining how to exchange their Valicert stock certificates for Tumbleweed stock certificates. Tumbleweed stockholders will keep their existing stock certificates.

Q:	What should I do now?

A.	As soon as possible after you carefully read this document, mail your signed proxy card in the enclosed postage paid return envelope so that your shares may be represented at your stockholders’ meeting. You may also attend your company’s meeting in person instead of submitting a proxy.

Q:	What am I being asked to vote upon?

A:	Tumbleweed stockholders:

1.	You are being asked to approve the issuance of shares of Tumbleweed common stock under the merger agreement.

2.	You are being asked to elect Jeffrey C. Smith and Kenneth R. Klein as Class I directors to serve a three-year term or until their successors are duly elected and qualified.

3.	You are being asked to ratify the selection of KPMG LLP as independent auditors for the fiscal year ending December 31, 2003.

Tumbleweed’s board of directors unanimously recommends voting “FOR” the proposal to approve the issuance of shares of Tumbleweed common stock under the merger agreement and the other proposals listed above.

Valicert stockholders:

You are being asked to adopt and approve the merger agreement and approve the merger.

Valicert’s board of directors has approved the merger agreement and unanimously recommends voting “FOR” the proposal listed above.

Q:	What vote is required to approve the proposals?

A:	Tumbleweed stockholders:

The approval of the issuance of shares of Tumbleweed common stock and the ratification of the selection of KPMG LLP as independent auditors for Tumbleweed for the fiscal year ending December 31, 2003, each requires the affirmative vote of the holders of a majority of the shares of common stock of Tumbleweed present in person or represented by proxy and entitled to vote at the Tumbleweed annual meeting.

The two director nominees who receive the greatest number of affirmative votes will be elected as Class I directors of Tumbleweed.

Valicert stockholders:

The adoption and approval of the merger agreement and approval of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of common stock of Valicert.

Q:	Can I vote for certain proposals and vote against others?

A:	Tumbleweed stockholders may vote “FOR” certain proposals and you may vote “AGAINST” other proposals. Your vote on each proposal will be counted independently. The completion of the merger is not conditioned upon the approval or effecting of the other proposals by the Tumbleweed stockholders set forth above.

Q:	How will the merger be structured?

A:	To combine the companies, Valicert will merge with Velocity Acquisition Sub, Inc., a wholly owned subsidiary of Tumbleweed. After the merger is completed, Velocity Acquisition Sub will cease to exist, and Valicert will survive and become a wholly owned subsidiary of Tumbleweed. Within a year following the merger, Tumbleweed will merge Valicert directly into Tumbleweed. Based on the shares outstanding as of the record date, after the merger is completed, the stockholders of Tumbleweed will own approximately 76% of Tumbleweed’s common stock and the former stockholders of Valicert will own approximately 24% of Tumbleweed’s common stock, assuming no exercise of outstanding Tumbleweed and Valicert options and warrants.

Q:	When do you expect to complete the merger?

A.	We are working to complete the merger by June 2003. Because the merger is subject to satisfaction of a number of conditions we cannot predict the exact timing.

Q:	Will I recognize income tax gain or loss on the merger?

A:	We expect that the merger will generally be tax-free to you for United States federal income tax purposes, other than with respect to cash that Valicert stockholders may receive instead of fractional shares or in the event that you exercise your appraisal right. To review tax consequences to stockholders in greater detail, see page 90.

Q:	What risks should I consider?

A:	You should review the section of this document entitled “Risk Factors” on pages 12 through 37.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A.	No. If you do not provide your broker with instructions on how to vote your “street name” shares, your broker will not be permitted to vote them on any of the actions relating to the merger or the issuance of Tumbleweed shares proposed in this joint proxy statement/prospectus. If you are a Tumbleweed stockholder and do not give voting instructions to your broker, your broker may not vote your shares on these proposals without instructions from you, and you will not be counted as voting for these proposals unless you appear in person at the Tumbleweed meeting with a legal, valid proxy from the record holder. If you are a Valicert stockholder and do not give voting instructions to your broker, you will, in effect, be voting against the merger unless you make arrangements to vote, and do vote, the shares personally. You should therefore be sure to provide your broker with instructions on how to vote your shares.

Q:	Can I change my vote after I have mailed my proxy card?

A.	Yes. You can change your vote at any time before your proxy is voted at your company’s stockholder meeting. You can do this in one of three ways:

•    timely delivery of a valid, later-dated proxy;

•    written notice to your company’s secretary before the meeting that you have revoked your proxy; or

•    voting by ballot at either the Tumbleweed annual meeting or the Valicert special meeting.

If you have instructed a broker to vote your shares, you must follow directions from your broker to change those instructions.

Q:	Whom can I call with questions about the merger?

A.	If you are a Valicert stockholder with questions about the merger, please call Timothy Conley, Chief Financial Officer, at (650) 567-5400. If you are an Tumbleweed stockholder with questions about the merger, please call Tumbleweed Investor Relations at (650) 216-2134.

WHO CAN HELP ANSWER YOUR QUESTIONS

If you have additional questions about the merger or the solicitation of you proxy, you should contact:

For Tumbleweed stockholders:	For Valicert stockholders:

Tumbleweed Communications Corp. 700 Saginaw Drive Redwood City, California 94063 Attention: Investor Relations Department Telephone: (650) 216-2134	Valicert, Inc. 1215 Terra Bella Avenue Mountain View, California 94043 Attention: Timothy Conley, Chief Financial Officer Telephone: (650) 567-5400

SUMMARY

This summary is intended to provide an overview of the material aspects of the proposed merger and other proposals. This summary highlights selected information from this document and may not contain all of the information that is important to you. We encourage you to read the entire joint proxy statement/prospectus for a complete description of the proposed merger and other proposals. You should also review the other available information referred to in the section entitled “Where You Can Find More Information” on page 196.

THE COMPANIES

Tumbleweed Communications Corp.

700 Saginaw Drive

Redwood City, California 94063

Telephone: (650) 216-2000

Tumbleweed provides secure messaging applications for businesses and government organizations using the Internet. Tumbleweed enables businesses to share sensitive information via e-mail with customers, business partners and suppliers transforming e-mail into a tool for enhancing communication and increasing productivity. By deploying our secure messaging solutions, businesses improve their ability to enhance customer service, automate traditional paper and voice-based processes, enable secure collaboration with partners, comply with government and company policies to limit liability, enhance employee productivity, and prevent network disruption. For further information see page 92.

Valicert, Inc.

1215 Terra Bella Avenue

Mountain View, California 94043

Telephone: (650) 567-5400

Valicert develops and licenses secure Internet communications and identity validation software for file transfer, financial messaging, and business process integration. Enterprises and government agencies primarily use Valicert’s products to accelerate their financial and corporate supply chain processes and exchange sensitive data inside and outside of their organizations. Using Valicert’s products, Valicert customers may migrate from private networks and paper processes to the Internet thus reducing their expenses and gaining operating efficiencies. For further information see page 140.

OVERVIEW AND STRUCTURE OF MERGER

Valicert will merge with Velocity Acquisition Sub, Inc., a wholly owned subsidiary of Tumbleweed. After the merger is completed, Velocity Acquisition Sub will cease to exist, and Valicert will survive and become a wholly owned subsidiary of Tumbleweed. Within a year following the merger, Tumbleweed will merge Valicert directly into Tumbleweed. Based on the shares outstanding as of the record date, after the merger is completed, the stockholders of Tumbleweed will own approximately 76% of Tumbleweed’s common stock and the former stockholders of Valicert will own approximately 24% of Tumbleweed’s common stock, assuming no exercise of outstanding Tumbleweed and Valicert options and warrants.

REASONS FOR THE MERGER

The Tumbleweed and Valicert boards of directors have determined that the merger agreement, including, in the case of Tumbleweed, the issuance of shares of Tumbleweed common stock to Valicert stockholders, are in the best interests of their respective stockholders.

Valicert’s current cash balances and recurring losses suggest that it will require additional financing if the merger with Tumbleweed is not completed. Additional financing may not be available to Valicert on acceptable terms, if at all. Valicert’s independent auditors indicated in their audit report for 2002 that substantial doubt exists as to Valicert’s ability to continue as a going concern.

The proposed merger offers a strategic growth opportunity for each company. Currently, Tumbleweed and Valicert each provide solutions that address specific parts of the Internet business communication system:

•	Tumbleweed provides secure messaging applications over the Internet; and

•	Valicert provides secure data transfer and identity validation applications.

Combining Tumbleweed and Valicert is expected to create the following benefits:

•	increased product breadth in secure Internet communication solutions from a single supplier;

•	combined depth of experience of the employees in solving customer problems;

•	combined technological skills and domain expertise in developing secure Internet communication solutions;

•	improved financial strength during this period of slow market growth and increasing industry consolidation;

•	opportunities to reduce overlapping, redundant costs and infrastructure to enhance efficient use of funds;

•	opportunities to accelerate sales growth by selling products to each other’s customers; and

•	an enhanced position in a more broadly defined secure Internet communication market.

To review the reasons for the merger in greater detail, as well as related uncertainties, see pages 49 through 54.

RECOMMENDATIONS TO STOCKHOLDERS

To Tumbleweed Stockholders:

The Tumbleweed board of directors believes that the merger and the other proposals in this joint proxy statement/prospectus are in your best interests and unanimously recommends that you vote “FOR” the following proposals:

•	Proposal 1: the issuance of shares of Tumbleweed common stock under the merger agreement;

•	Proposal 2: the election of Jeffrey C. Smith and Kenneth R. Klein as Class I directors; and

•	Proposal 3: the selection of KPMG LLP as independent auditors for the fiscal year ending December 31, 2003.

To Valicert Stockholders:

The Valicert board of directors believes that the merger is in your best interests and unanimously recommends that you vote “FOR” the following proposal:

•	Proposal 1: the adoption and approval of the merger agreement and approval of the merger.

STOCKHOLDER VOTES REQUIRED

Proposal 1: The Merger

To Tumbleweed Stockholders:

The affirmative vote of the holders of a majority of the shares of Tumbleweed common stock present in person or represented by proxy at the Tumbleweed annual meeting is required to approve the issuance of shares of Tumbleweed common stock under the merger agreement.

Certain officers and directors of Tumbleweed collectively holding approximately 3.9 million shares of Tumbleweed common stock, representing approximately 13% of the outstanding Tumbleweed common stock, have entered into voting agreements with Valicert. These stockholders have agreed, among other things, to vote their shares of Tumbleweed common stock to approve the stock issuance under the merger agreement at the Tumbleweed annual meeting. For further information, see page 89.

To Valicert Stockholders:

The affirmative vote of the holders of a majority of the issued and outstanding shares of Valicert common stock is required to adopt the merger agreement and approve the merger.

Certain officers and directors, including their affiliated investment funds, of Valicert collectively holding approximately 6.5 million shares of Valicert common stock, representing approximately 25% of the outstanding Valicert common stock, have entered into voting agreements with Tumbleweed. These stockholders have agreed, among other things, to vote their shares of Valicert common stock to approve the merger agreement at the Valicert special meeting. For further information, see page 89.

Proposal 2: Election of Directors

The election of two Class I directors of Tumbleweed requires two director nominees to receive the greatest number of affirmative votes at the Tumbleweed annual meeting.

Proposal 3: Independent Auditors

The affirmative vote of the holders of a majority of the shares of Tumbleweed common stock present in person or represented by proxy at the Tumbleweed annual meeting is required to ratify the selection of KPMG LLP as independent auditors for Tumbleweed for the fiscal year ending December 31, 2003.

PROPOSAL 1: THE MERGER

What Valicert Stockholders Will Receive in the Merger

As a result of the merger, Valicert stockholders will receive 0.385 of a share of Tumbleweed common stock for each share of Valicert common stock that they own. Valicert stockholders will not receive fractional shares. Instead, they will receive a check in payment for any fractional share based on the market price of Tumbleweed common stock on the date of the completion of the merger.

In addition, at the time the merger is completed, holders of Valicert warrants and stock options will have their warrants and options converted into warrants or options to purchase 0.385 of a share of Tumbleweed common stock for each outstanding share of Valicert common stock subject to an existing warrant or option at that time. The exercise price of such converted warrant or option will also be adjusted to reflect the exchange ratio. For further information, see page 77 through 80.

Do not send in your stock certificates now. When the merger is completed, Valicert stockholders will receive written instructions for exchanging their Valicert stock certificates. Tumbleweed stockholders will continue to hold their Tumbleweed stock certificates.

Status of Valicert Following the Merger

If the merger is approved, a subsidiary of Tumbleweed will merge with and into Valicert, and Valicert will become a wholly-owned subsidiary of Tumbleweed. Stockholders of Valicert before the merger will own stock in Tumbleweed after the merger. Within a year following the merger, Tumbleweed will merge Valicert directly into Tumbleweed.

Ownership of Tumbleweed Following the Merger

Based on shares outstanding as of the record date, the shares of Tumbleweed common stock issued to Valicert stockholders in the merger will constitute approximately 24% of the outstanding common stock of Tumbleweed after the merger, and the current stockholders of Tumbleweed will hold the remaining approximately 76% of the outstanding common stock of Tumbleweed after the merger, assuming no exercise of outstanding Tumbleweed and Valicert options and warrants.

Conditions

The merger will not be completed unless certain conditions are met, including the adoption of the merger agreement and the approval of the merger and the related transactions by Valicert stockholders and the approval of the issuance of shares of Tumbleweed common stock by Tumbleweed stockholders, no event has occurred that has had a material adverse effect on Tumbleweed or Valicert, and Tumbleweed and Valicert have each performed in all material respects their respective obligations under the merger agreement. Some conditions may be waived. For further information, see page 86.

No Solicitation of Transactions

Valicert has agreed, subject to some exceptions, not to initiate or engage in discussions with a third party regarding a business combination with the third party while the merger is pending. For further information, see page 83.

Termination

Tumbleweed and Valicert may together agree to terminate the merger agreement without completing the merger, whether or not their respective stockholders have approved the merger agreement.

The merger agreement may also be terminated by the board of directors of either company in other circumstances, including:

•	if the merger is not completed on or before September 15, 2003, except that neither Tumbleweed nor Valicert may terminate the merger agreement if its breach of the merger agreement is the reason the merger has not been completed by that date;

•	if the requisite approval of the stockholders of Tumbleweed or Valicert is not obtained;

•	if any necessary regulatory approvals are not obtained;

•	if either party’s board of directors has failed to recommend the merger to its stockholders or has withdrawn or adversely modified or qualified its recommendation of the merger; or

•	if the other party has failed to perform its obligations under the merger agreement.

For further information, see page 87.

Termination Fee

The merger agreement requires Valicert to pay to Tumbleweed a termination fee of $1.0 million if the agreement is terminated because Valicert’s board of directors has failed to recommend the merger to its stockholders or has withdrawn or adversely modified or qualified its recommendation of the merger. For further information, see page 87.

Covenants

Tumbleweed and Valicert have agreed to conduct their respective businesses in the ordinary course, maintain existing relationships with customers, suppliers, employees and partners and undertake certain other agreed upon actions prior to the closing of the merger. Tumbleweed and Valicert have also agreed to cooperate in their efforts to complete the merger, including providing reasonable access to information prior to the merger. For further information, see page 82.

Interests of Persons in the Merger

In considering the boards’ recommendations that you vote to approve the merger, you should note that the directors and officers of Valicert have continuing indemnification against specified liabilities.

Additionally, some of the Valicert directors and officers also participate in arrangements that provide them with interests in the merger that are different from, or in addition to, stockholders of Valicert generally. These arrangements include the automatic vesting of currently unvested stock options, and additional compensation and severance agreements.

Stock options granted to certain Valicert officers and directors will fully vest immediately prior to consummation of the merger. Assuming the merger closes on June 15, 2003, the number of options that will vest immediately prior to the merger for John Vigouroux, David Jevans, Joseph (“Yosi”) Amram, Srinivasan (“Chini”) Krishnan, Timothy Conley and Denis Brotzel will be 466,667, 100,000, 173,445, 53,167, 201,675 and 53,377, respectively. In addition, immediately prior to consummation of the merger, Messrs. Jevans, Amram, Krishnan and Conley will also receive bonus payments in the amounts of $139,000, $132,050, $69,500 and $264,100, respectively. Furthermore, Messrs. Vigouroux, Jevans, Krishnan, Conley and Brotzel have received offers of employment from Tumbleweed, which are effective upon consummation of the merger, that provide each with a base salary, benefits for incentive compensation in the form of stock options and/or bonuses during their respective terms of employment with Tumbleweed. For further information, see pages 65 through 69.

As a result of the foregoing arrangements, these directors and officers of Valicert may be more likely to vote to approve the merger agreement than stockholders of Valicert generally.

Finally, one of the Tumbleweed directors is affiliated with a significant stockholder of Valicert. As a result, this director may have been more likely to vote to approve the merger agreement than stockholders of Tumbleweed generally. For further information, see page 69.

Appraisal Rights for Valicert Stockholders

If the merger is consummated, Valicert stockholders will be entitled to seek appraisal rights in connection with the merger under Delaware law and under California law. For further information, see page 69.

Important Federal Income Tax Consequences

The exchange of Valicert common stock for Tumbleweed common stock, other than cash paid for fractional shares or in the event you exercise appraisal rights, is expected to be tax-free to Valicert stockholders for Federal income tax purposes.

Tax matters are very complicated and the tax consequences of the merger to you will depend on your own personal circumstances. You should consult your tax advisors for a full understanding of all of the tax consequences of the merger to you. For further information, see page 90.

Anticipated Accounting Treatment of the Merger

The merger will be accounted for as a purchase business combination in accordance with accounting principles generally accepted in the United States. Accordingly, the cost to acquire Valicert will be allocated to the tangible and identifiable, intangible assets acquired and liabilities assumed based on their fair values, with any excess being treated as goodwill. Goodwill is no longer subject to periodic amortization, but rather subject to at least an annual assessment for impairment applying a fair-value based test. Identified intangible assets with finite lives will be amortized over those lives. For further information, see page 91.

Risks of the Merger

In considering whether to approve the merger agreement, you should consider various risks of the merger, including:

•	the risk of fluctuations in the market price of Tumbleweed common stock;

•	risks associated with the merger and integrating the companies’ businesses; and

•	the fact that some directors and officers of Valicert and Tumbleweed may have interests in the merger that are different from or in addition to yours.

We urge you to read carefully the factors described in “Risk Factors” on pages 12 through 37 in making your decision.

Opinions of Financial Advisors

In deciding to approve the merger, the boards of directors of each of Tumbleweed and Valicert considered opinions from their respective financial advisors as to the fairness of the exchange ratio, as of the date of the opinions, to the respective companies from a financial point of view.

The Tumbleweed board of directors received an opinion from its financial advisor, RBC Capital Markets, and the Valicert board of directors received an opinion from its financial advisor, SoundView Technology Corporation. For further information, see pages 54 through 65.

These opinions, which set forth the assumptions made, procedures followed, matters considered and limitations set on the scope of the review undertaken are attached as Annexes B and C to this joint proxy statement/prospectus.

We encourage you to read these opinions.

Board Composition Following the Merger

Tumbleweed has agreed to take the necessary corporate action to appoint an additional director designated by Valicert, Mr. Taher Elgamal, to serve on Tumbleweed’s board of directors upon approval by Tumbleweed’s and Valicert’s respective boards. For further information, see page 65.

Comparative Per Share Market Price Information

Shares of Tumbleweed common stock are quoted on The Nasdaq National Market. Shares of Valicert common stock are quoted on The Nasdaq SmallCap Market.

On February 18, 2003, the last trading day before the announcement of the proposed merger, the

Tumbleweed common stock closed at $1.46 per share, and the Valicert common stock closed at $0.43 per share.

On May 30, 2003, Tumbleweed common stock closed at $2.01 per share and Valicert common stock closed at $0.75 per share.

For further information, see page 184.

Listing of Tumbleweed Common Stock

The shares of Tumbleweed common stock issued in connection with the merger will be listed on The Nasdaq National Market. For further information, see page 75.

Delisting of Valicert Common Stock

Following the merger, the Valicert common stock will no longer be listed on The Nasdaq SmallCap Market. For further information, see page 76.

Regulatory Approval

Other than the merger certificate required under Delaware law, Tumbleweed is unaware of federal or state regulatory requirements that must be complied with or approvals that must be obtained in connection with the transaction.

Caution Regarding Forward-Looking Statements

Each of Tumbleweed and Valicert has made forward-looking statements in this document that involve risks and uncertainties. In many cases, you can identify forward-looking statements when we use words such as “should,” “plans,” “believes,” “expects,” “anticipates” or similar expressions.

For more information regarding factors that could cause actual results to differ from these expectations, you should refer to the specific risks described under “Risk Factors” beginning on page 12 and to the documents referred to under “Where You Can Find More Information” on page 196.

Comparative Rights of Stockholders

The rights of stockholders of both Tumbleweed and Valicert are currently governed by Delaware law and the respective certificates of incorporation and bylaws of the two companies. The rights of stockholders of Valicert may also be governed by specific provisions of California law. If the merger is completed, the rights of former Valicert stockholders who become Tumbleweed stockholders will be determined by Tumbleweed’s certificate of incorporation and bylaws, which differ in some respects from Valicert’s certificate of incorporation and bylaws. For further information, see pages 179 through 183.

Attached Merger Agreement

The merger agreement is attached as Annex A at the back of this joint proxy statement/prospectus. We encourage you to read the merger agreement because it is the legal document that governs the proposed merger.

PROPOSAL 2: ELECTION OF DIRECTORS

Jeffrey C. Smith and Kenneth R. Klein will stand for reelection at the Tumbleweed annual meeting to serve as Class I directors for a three year term or until their successors are duly elected and qualified.

PROPOSAL 3: SELECTION OF INDEPENDENT AUDITORS

The selection of KPMG LLP as independent auditors for Tumbleweed for the fiscal year ending December 31, 2003 will be voted upon by stockholders at the annual meeting.

Tumbleweed and Valicert

Comparative Historical and Pro Forma Per Share Data

The following table sets forth certain historical per share data of Tumbleweed and Valicert and combined per share data on an unaudited pro forma basis after giving effect to the merger, assuming that 0.385 of a share of Tumbleweed common stock is issued in exchange for each share of Valicert common stock in the merger. This data should be read in conjunction with the selected historical financial data, the unaudited pro forma combined condensed financial information and the separate historical financial statements of Tumbleweed and Valicert and notes thereto, included elsewhere in this joint proxy statement/prospectus. The pro forma combined financial data are not necessarily indicative of the operating result that would have been achieved had the merger been consummated as of the beginning of the periods presented and should not be construed as representative of future operations.

The unaudited pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this proxy statement/prospectus. Actual results could differ from those estimates. Tumbleweed has not declared or paid cash dividends on its common stock during the last five years. Valicert has never declared or paid cash dividends on its common stock.

	As of and for the year ended December 31,			As of and for the three months ended March 31, 2003
	2000	2001	2002
Historical—Tumbleweed:
Net loss per share	$(2.51)	$(3.78)	$(0.68)	$(0.08)
Book value per share	5.20	1.41	0.72	0.64

Historical—Valicert:
Net loss per share	$(2.76)	$(1.27)	$(0.86)	$(0.08)
Book value per share	2.05	1.12	0.36	0.29

	As of and for the year ended December 31, 2002	As of and for the three months ended March 31, 2003
Pro Forma Combined Net Loss Per Share(1):
Per Tumbleweed share	$(0.97)	$(0.11)
Equivalent per Valicert share	(0.37)	(0.04)

Pro Forma Combined Book Value Per Share:
Per Tumbleweed share		$0.84
Equivalent per Valicert share		0.32

(1)	The pro forma combined net loss per share for the year ended December 31, 2002 excludes a net loss of $0.03 per share (or $0.01 net loss equivalent per Valicert share) related to a cumulative effect of change in accounting principle recorded upon Tumbleweed’s adoption of SFAS 142, Goodwill and Other Intangible Assets, on January 1, 2002. The pro forma combined net loss per share also excludes a loss from discontinued operations of $0.05 per share (or $0.02 net loss equivalent per Valicert share) related to Valicert.

Summary Historical and Summary Pro Forma Combined Financial Data

The following summary historical financial information as of December 31, 2001 and 2002 and for the fiscal years ended December 31, 2000, 2001 and 2002 has been derived from Tumbleweed’s and Valicert’s audited consolidated financial statements and related notes thereto included in this joint proxy statement/prospectus. Summary financial data as of March 31, 2003 and for the three months ended March 31, 2002 and 2003 have been derived from Tumbleweed’s and Valicert’s unaudited condensed consolidated financial statements and related notes thereto included in this joint proxy statement/prospectus. Summary financial data as of December 31, 1998, 1999, 2000 and for the fiscal years ended December 31, 1998 and 1999 have been derived from Tumbleweed’s and Valicert’s audited consolidated financial statements and related notes thereto which have not been included in or incorporated by reference into this joint proxy statement/prospectus. The following summary pro forma financial information is derived from the unaudited pro forma combined condensed financial statements, which give effect to the merger and should be read in conjunction with the unaudited pro forma combined condensed financial statements and the notes thereto included in this joint proxy statement/prospectus. For purposes of the pro forma data, Valicert’s consolidated financial statements for the fiscal year ended December 31, 2002, have been combined with the Tumbleweed financial statements for the fiscal year ended December 31, 2002. No dividends have been declared or paid on Tumbleweed or Valicert common stock. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated at the beginning of the periods indicated, nor is it necessarily indicative of future operating results or financial position.

Tumbleweed Summary Historical Financial Information

	Year Ended December 31,					Three Months Ended March 31,
	1998	1999	2000	2001	2002	2002 (unaudited)	2003 (unaudited)
	(in thousands, except per share data)
Historical Consolidated Statement of Operations Data:
Revenue	$15,463	$16,756	$37,338	$29,048	$25,525	$8,094	$5,781
Cost of revenue(1)	4,250	4,903	13,117	12,275	7,068	2,183	1,413
Gross profit(2)	11,213	11,853	24,221	16,773	18,457	5,911	4,368
Operating expenses(3),(4)	23,456	37,900	97,061	129,475	38,468	10,689	6,860
Operating loss	(12,243)	(26,047)	(72,840)	(112,702)	(20,011)	(4,778)	(2,492)
Net loss(4)	(11,720)	(24,222)	(69,829)	(114,165)	(20,866)	(5,349)	(2,482)
Net loss per share—basic and diluted	(1.79)	(1.65)	(2.51)	(3.78)	(0.68)	(0.18)	(0.08)
Shares used in calculating basic and diluted loss per share	6,549	14,650	27,829	30,171	30,589	30,527	30,494

	December 31,					March 31, 2003 (unaudited)
	1998	1999	2000	2001	2002
	(in thousands)
Historical Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,556	$60,544	$73,568	$41,067	$29,210	$27,001
Total assets	12,719	75,683	178,900	65,310	37,809	35,116
Long-term debt, excluding current installments	382	1,017	497	9	—	—
Total stockholders’ equity	4,437	61,713	153,612	43,095	21,831	19,555

(1)	Includes stock-based compensation expense of $150, $317, and $10 for the years ended December 31, 2000, 2001, and 2002, respectively, and $77 and $8 for the three month periods ended March 31, 2002 and 2003, respectively.
(2)	Includes gross profit from product lines Tumbleweed discontinued prior to January 1, 2000.

(3)	Includes stock compensation expense (credit) of $715, $3,536, $5,821, $2,811, ($311) for the years ended December 31, 1998, 1999, 2000, 2001, and 2002, respectively, and $185 and $26 for the three month periods ended March 31, 2002 and 2003, respectively.
(4)	Includes the impairment of goodwill and intangible assets of $50,983 and $5,713 for the years ended December 31, 2001 and 2002, respectively. Tumbleweed adopted SFAS 142, Goodwill and Other Intangible Assets (SFAS 142), on January 1, 2002. Under SFAS 142, goodwill is no longer amortized but is tested for impairment at least annually. As a result of the adoption of SFAS 142, Tumbleweed recorded a transitional impairment loss of $974, or $(0.03) per share, which was recognized as a cumulative effect of a change in accounting principle in 2002.

Valicert Summary Historical Consolidated Financial Information

	Year Ended December 31,					Three Months Ended March 31,
	1998	1999	2000	2001	2002	2002 (unaudited)	2003 (unaudited)
	(in thousands, except per share data)
Historical Consolidated Statement of Operations Data:
Revenues	$60	$1,635	$11,828	$23,932	$11,687	$3,203	$2,827
Cost of revenues	3	227	3,997	5,265	2,690	1,297	196
Gross profit	57	1,408	7,831	18,667	8,997	1,906	2,631
Operating expenses	4,150	14,506	33,669	44,039	29,389	11,297	4,505
Operating loss	(4,093)	(13,098)	(25,838)	(25,372)	(20,392)	(9,391)	(1,874)
Other income (expense), net	103	296	612	317	(203)	(174)	(51)
Loss from continuing operations	(3,990)	(12,802)	(25,226)	(25,055)	(20,595)	(9,565)	(1,925)
Loss from discontinued operations(1)	—	—	(3,101)	(3,361)	(1,114)	(1,131)	—
Net loss	(3,990)	(12,802)	(28,327)	(28,416)	(21,709)	(10,696)	(1,925)
Net loss per share—basic and diluted
Loss from continuing operations	(8.01)	(48.86)	(2.45)	(1.12)	(0.81)	(0.38)	(0.08)
Loss from discontinued operations	—	—	(0.31)	(0.15)	(0.05)	(0.05)	—
Net loss	(8.01)	(48.86)	(2.76)	(1.27)	(0.86)	(0.43)	(0.08)
Shares used in calculating basic and diluted net loss per share	498	262	10,282	22,351	25,312	25,098	25,224

	December 31,					March 31, 2003 (unaudited)
	1998	1999	2000	2001	2002
	(in thousands)
Historical Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,163	$14,023	$37,523	$14,747	$3,130	$2,323
Total assets	2,436	37,692	59,806	41,932	16,191	13,885
Long-term debt, excluding current portion	—	2,240	2,056	1,547	350	210
Redeemable convertible preferred stock	6,748	34,256	—	—	—	—
Total stockholders’ equity (deficit)	(5,032)	(4,286)	46,557	28,434	9,038	7,350

(1)	The results of operations of Valicert’s hosting business have been classified as discontinued operations and all prior periods have been reclassified on this basis.

Tumbleweed/Valicert

Summary Unaudited Pro Forma Combined Financial Information

The total estimated purchase price of the acquisition of Valicert has been allocated on a preliminary basis to assets acquired and liabilities assumed based upon management’s best estimates of their fair value with the excess cost over the net tangible and intangible assets acquired allocated to goodwill. This allocation is subject to change pending a final analysis of the total purchase cost and the fair value of the assets acquired and liabilities assumed. The impact of these changes could be material.

The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this proxy statement/prospectus. Actual results could differ from those estimates.

	Year Ended December 31, 2002	Three Months Ended March 31, 2003
	(in thousands, except per share data)
Pro Forma Combined Statement of Operations Data:
Revenue	$37,212	$8,608
Cost of revenue	$10,515	$1,801
Gross profit	$26,697	$6,807
Operating expenses	$65,754	$11,315
Operating loss	$(39,057)	$(4,508)
Other income (expense), net	$513	$(37)
Net loss before provision for taxes	$(39,087)	$(4,545)
Net loss(1)	$(39,141)	$(4,549)
Net loss per share—basic and diluted(1)	$(0.97)	$(0.11)
Shares used in calculating basic and diluted loss per share	40,289	40,194

As of March 31, 2003
Pro Forma Combined Balance Sheet Data:
Cash and cash equivalents	$29,324
Total assets	$57,369
Long-term debt, excluding current portion	$287
Total liabilities	$23,434
Total stockholders’ equity	$33,935

(1)	For the year ended December 31, 2002, excludes a cumulative effect of change in accounting principle of $974, or $(0.03) per share, related to Tumbleweed’s adoption of SFAS 142, Goodwill and Other Intangible Assets, on January 1, 2002. The pro forma combined net loss and net loss per share also exclude a loss from discontinued operations of $0.05 per share related to Valicert for the year ended December 31, 2002.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

This joint proxy statement/prospectus, including the risk factors in this section, and other communications to stockholders of Tumbleweed and Valicert, respectively, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions. These statements relate to, among other things, consummation of the merger, the future business, financial condition and results of operations of the combined company, and benefits of the pending merger. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “plans,” “believes,” “expects,” “anticipates,” “estimates” “predicts,” “potential,” or “continue,” or the negative of these terms and other comparable terminology, including, without limitation:

•	any projections of revenues, earnings, synergies or other financial items;

•	any statements of the plans, strategies and objectives of management for future operations;

•	any statements regarding future economic conditions or performance;

•	any statements relating to integration or restructuring plans;

•	any statements of belief; and

•	any statements of assumptions underlying any of the foregoing.

These statements are only predictions, not historical facts. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risk factors described below and elsewhere in this joint proxy statement/prospectus. Tumbleweed and Valicert are not under any obligation (and expressly disclaim any such obligation) to update or alter their respective forward-looking statements, whether as a result of new information, future events or otherwise. Before making a decision regarding the merger, you should be aware that the occurrence of the events described in the risk factors could harm the business, results of operations and financial condition of Tumbleweed, Valicert or the combined company.

RISK FACTORS

You should carefully consider the risks described below regarding the merger and the respective businesses of Tumbleweed and Valicert, together with all of the other information included in this joint proxy statement/prospectus, before making a decision about voting on the proposals submitted for your consideration. By voting in favor of the adoption and approval of the merger agreement and approval of the merger, you will be choosing to invest in Tumbleweed common stock.

Risks Related to the Merger

Fluctuations in stock prices could decrease the value of the Tumbleweed common stock to be issued in the merger.

Stockholders of Valicert will receive 0.385 of a share of Tumbleweed common stock for each share of Valicert common stock that they own regardless of any increase or decrease in the price of the common stock of either Tumbleweed or Valicert. The price of Tumbleweed common stock at the time the merger is completed may be higher or lower than its price as of today’s date or at the date of Tumbleweed’s annual meeting of stockholders and Valicert’s special meeting of stockholders. Accordingly, the specific dollar value of the Tumbleweed common stock to be received by Valicert stockholders upon completion of the merger will depend on the market value of the Tumbleweed stock at the time of completion of the merger. The price of Tumbleweed common stock could change due to changes in the business, operations or prospects of Tumbleweed or Valicert, market assessments of the merger, regulatory considerations, general market and economic conditions or other factors. As a result, the value of the 0.385 of a share of Tumbleweed common stock issuable in respect of a share of Valicert common stock may not equal or exceed the market value of a share of Valicert common stock. Similarly, there can be no assurance to Tumbleweed stockholders that the value of the 0.385 of a share of Tumbleweed common stock may not equal or be less than the market value of a share of Valicert common stock. We urge the stockholders of Tumbleweed and Valicert to obtain current market quotations for Tumbleweed common stock and Valicert common stock.

The combined company must succeed in the Internet business communications system market if it is to realize the expected benefits of the merger.

The combined company’s strategic plan depends upon the successful development and introduction of products and solutions that address the needs of the Internet business communication systems market. In order for the combined company to succeed in this developing market, it must align strategies and objectives and focus a significant portion of its resources towards serving this market.

The challenges involved in this integration include the following:

•	coordinating software development operations in a rapid and efficient manner to ensure timely release of products to market;

•	combining product offerings and product lines quickly and effectively;

•	successfully managing difficulties associated with transitioning current customers to new product lines;

•	demonstrating to our customers that the merger will not result in adverse changes in customer service standards or business focus;

•	retaining key alliances; and

•	persuading our employees that Tumbleweed’s and Valicert’s business cultures are compatible.

In addition, the combined company’s success in this new market will depend on several factors, many of which are outside the combined company’s control, including:

•	growth, if any, of the Internet business communication systems market;

•	deployment of the combined company’s products by enterprises;

•	promotion of the combined company’s products by partners and resellers; and

•	the emergence of substitute technologies and products.

The failure of the combined company to succeed in this market would significantly harm its business and prevent it from realizing the anticipated benefits of the merger.

If the companies do not rapidly and successfully combine their businesses, the anticipated benefits of the merger may not be realized, and future operating results may be adversely affected.

The merger will not achieve the anticipated benefits unless Tumbleweed successfully combines its operations with those of Valicert and integrates the two companies’ product solutions in a timely manner. Integrating Tumbleweed and Valicert will be a complex, time consuming and expensive process and may result in revenue disruption and operational difficulties. Following the merger, the combined company may have difficulty retaining the customers of the combined businesses and assimilating and retaining personnel. In addition, the integration of the operations and systems of the two companies and the realization of potential increased efficiencies may prove difficult and may cause management’s attention to be diverted from other business concerns. These and other difficulties associated with the merger may lead to potential adverse effects on the business and operating results of the combined company.

The product integration efforts of the combined company may be hindered by a variety of technical factors that could adversely affect future operating results.

The integration of products from each company may result in unanticipated architectural incompatibilities that would require additional time and engineering resources to resolve. The identification and resolution of any previously divergent technical standards used by each company’s personnel, as well as the implementation of common product development practices and standards, may result in unanticipated product development delays. In addition, the installation of integrated or complementary software products at each company’s customer sites may result in difficulties associated with customer-specific installation processes. The occurrence of any of these events could adversely affect future operating results of the combined company.

If Tumbleweed fails to efficiently combine Valicert’s and Tumbleweed’s sales and marketing forces, its sales could suffer.

Tumbleweed may experience disruption in sales and marketing in connection with its efforts to integrate Valicert’s sales channels, and it may be unable to efficiently or effectively correct such disruption or achieve its sales and marketing objectives after integration. Any such disruptions could cause Tumbleweed to fail to achieve the anticipated benefits of the merger and could adversely affect future operating results of the combined companies.

The combined company may experience operational difficulties as a result of employee uncertainty regarding the merger.

Until the combined company completes its operating plan and announces its strategies, Tumbleweed and Valicert employees may experience uncertainty about their future role with the combined company. As a result, the combined company may experience operational difficulties, costs and delays resulting from:

•	persuading our employees that Tumbleweed’s and Valicert’s business cultures are compatible; and

•	motivating and retaining the employees of the combined company, particularly key management, technical, sales and customer support personnel.

If customers delay or defer purchasing the companies products as a result of the merger, the operating results and prospects of the combined companies could be adversely affected.

Tumbleweed’s or Valicert’s customers may, in response to the announcement of the merger, delay or defer purchasing decisions. Any delay or deferral in purchasing decisions by Tumbleweed’s or Valicert’s customers could adversely affect the operating results and liquidity of the combined company.

Because some of Valicert’s officers and directors will receive special benefits if the merger occurs, and one of Tumbleweed’s and Valicert’s directors may have conflicting interests relating to the merger, they may have supported the merger in furtherance of these benefits or interests rather than the interests of stockholders generally.

Some executive officers and directors of Valicert will receive benefits in connection with the merger that are different from those held by Valicert stockholders generally. These benefits include the automatic vesting of currently unexercisable stock options and additional compensation and severance agreements. John Vigouroux, David Jevans, Tim Conley, Denis Brotzel and Srinivasan (“Chini”) Krishnan, each of whom are executive officers of Valicert, have received offers of employment from Tumbleweed, which include bonuses and severance arrangements. In addition, Tumbleweed has announced that Mr. Vigouroux will be the President and Chief Operating Officer of the combined company, assuming the merger is completed. Joseph (“Yosi”) Amram, a director of Valicert, will also receive a bonus and acceleration of vesting of certain of his stock options. In addition, David F. Marquardt, a member of the Tumbleweed board of directors, is a founding general partner of August Capital L.P., a venture capital firm. August Capital L.P. and related parties owned approximately 8% of the outstanding common stock of Valicert, as of December 31, 2002. John Johnston, a member of the Valicert board of directors, is also a founding general partner of August Capital L.P. As a result, these officers and directors may have been more likely to vote to approve the merger agreement and the related transactions than Tumbleweed or Valicert stockholders generally.

The significant costs associated with the merger may not prove to be justified in light of the benefits ultimately realized and could adversely affect future liquidity and operating results.

Tumbleweed estimates that it will incur direct transaction costs of approximately $1.6 million associated with the merger, which will be included as a part of the total purchase cost for accounting purposes. In addition, Valicert estimates that it will incur direct transaction costs estimated to be $1.0 million which will be expensed as incurred. These numbers are estimates that are subject to increase. A portion of the Valicert costs will be determined upon the closing. Tumbleweed and Valicert believe the combined entity may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the two companies. The combined company may incur additional material charges in subsequent quarters to reflect additional costs associated with the merger. The significant costs associated with the merger may not prove to be justified in light of the benefits ultimately realized and could adversely affect future liquidity and operating results.

Failure to complete the merger could cause Tumbleweed’s and Valicert’s stock price to decline.

The merger agreement contains conditions which Tumbleweed and/or Valicert must meet in order to consummate the merger. In addition, the merger agreement may be terminated by either party upon the occurrence of certain events described in the merger agreement. If the merger is not completed for any reason, Tumbleweed and Valicert may be subject to a number of risks, including the following:

•	the current market price of Tumbleweed and Valicert common stock may reflect a market assumption that the merger will be completed, and a failure to complete the merger could result in a decline in market price;

•	many costs related to the merger, such as legal, accounting, financial advisor and financial printing fees, must be paid regardless of whether the merger is completed; and

•	there may be substantial disruption to the business of Tumbleweed and Valicert and a distraction of their workforce and management teams from day-to-day operations.

Risks Related to Tumbleweed

The following risks that relate to the Tumbleweed business will also relate to the business of the combined companies if the merger is completed.

Tumbleweed has a history of losses and may experience continued losses.

Tumbleweed’s prospects must be considered in light of the risks, expenses, delays and difficulties frequently encountered by companies engaged in new and rapidly evolving technology markets like Tumbleweed’s. Tumbleweed incurred net losses of $2.5 million, $20.9 million, $114.2 million, and $69.8 million for the three months ended March 31, 2003 and for the years 2002, 2001, and 2000, respectively. As of March 31, 2003, Tumbleweed had incurred cumulative net losses of $272.6 million.

Tumbleweed’s success may depend in large part upon the adoption and utilization of Tumbleweed’s products and technology, as well as Tumbleweed’s ability to effectively maintain existing relationships and develop new relationships with customers and strategic partners. If Tumbleweed does not succeed in doing so, it may not achieve or maintain profitability on a timely basis or at all. In particular, Tumbleweed intends to expend significant financial and management resources on product development, sales and marketing, strategic relationships, technology and operating infrastructure. As a result, Tumbleweed may incur additional losses and continued negative cash flow from operations for the foreseeable future.

Fluctuations in Tumbleweed’s quarterly operating results may not be predictable and may result in significant volatility in Tumbleweed’s stock price.

Tumbleweed’s product revenue has fluctuated and Tumbleweed’s quarterly operating results will continue to fluctuate based on, among other things, the timing of the execution and termination of customer agreements in a given quarter. Tumbleweed’s services revenue is subject to the risk that Tumbleweed may not be able to meet increasing customer demand because of a lack of adequately trained personnel, and the risk that customers may not timely accept the services provided and delay payment for such services. In addition, Tumbleweed has experienced, and expect to continue to experience, fluctuations in revenue and operating results from quarter to quarter for other reasons, including, but not limited to:

•	target customers electing to adopt and implement the Tumbleweed technology;

•	the substantial decrease in information technology spending in general, and among Tumbleweed’s target customers in particular;

•	customers choosing to delay their purchase commitments or purchase in smaller amounts than expected due to a general downturn in the economy;

•	Tumbleweed’s ability to continue to license its patents, the timing of such licenses, and the costs necessary to defend its patents;

•	the amount and timing of operating costs and capital expenditures relating to Tumbleweed’s business, operations and infrastructure, including its international operations;

•	Tumbleweed’s ability to accurately estimate and control costs;

•	Tumbleweed’s ability to timely collect fees owed by customers;

•	the announcement or introduction of new or enhanced products and services in the secure content management, content security, secure online communications, or document delivery markets; and

•	acquisitions that Tumbleweed completes or proposes.

As a result of these factors, Tumbleweed believes that quarter-to-quarter comparisons of its revenue and operating results are not necessarily meaningful, and that these comparisons may not be accurate indicators of future performance. Tumbleweed may not be able to accurately forecast its revenue or expenses. Because Tumbleweed’s staffing and operating expenses are based on anticipated revenue levels, and because a high percentage of Tumbleweed’s costs are fixed, small variations in the timing of the recognition of specific revenue could cause significant variations in operating results from quarter to quarter. In addition, many of Tumbleweed’s customers delay purchases of Tumbleweed’s products until the end of each quarter. If Tumbleweed is unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, any significant revenue shortfall would likely have an immediate negative effect on Tumbleweed’s operating results. Moreover, Tumbleweed believes the difficulties outlined above with respect to financial forecasts also apply to securities analysts that may publish estimates of Tumbleweed’s financial results. Tumbleweed’s operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors due to any of a wide variety of factors, including fluctuations in financial ratios or other metrics used to measure Tumbleweed’s performance. If this occurs, Tumbleweed would expect to experience an immediate and significant decline in the trading price of Tumbleweed’s stock.

Economic conditions could adversely affect Tumbleweed’s ability to maintain and increase revenue.

The revenue and profitability or loss of Tumbleweed’s business depends on the overall demand for Tumbleweed’s products, Tumbleweed’s intellectual property, and Tumbleweed’s services, particularly within the industries in which Tumbleweed offers specific versions of Tumbleweed’s products. Because Tumbleweed’s sales are primarily to customers in the financial services, health care, and government industries, Tumbleweed’s business depends on the overall economic conditions and the economic and business conditions within these industries. The progressive weakening of the global economy, the information technology industry in particular, and the weakening of the business conditions within the above industries has caused a decrease in Tumbleweed’s license revenues. A softening of demand for information technology spending caused by a continued weakening of the economy, domestically or internationally, may result in a continued decrease in revenues and continued losses.

In addition, the financial, political, economic and other uncertainties following the terrorist attacks upon the United States have led to a further weakening of the global economy, and have created an uncertain economic environment. Tumbleweed cannot predict the impact of these events, any subsequent terrorist acts or of any related military action, on Tumbleweed’s customers or business. Subsequent terrorist acts and/or the threat of future outbreak or continued escalation of hostilities involving the United States or other countries could adversely affect spending on information technology and on Tumbleweed’s software license revenue, as well as have an adverse effect on Tumbleweed’s business, financial condition or results of operations.

Tumbleweed may have insufficient cash reserves to see it through to profitability.

Although Tumbleweed believes it has sufficient cash and cash equivalents to fund the combined operations of Tumbleweed and Valicert for at least the twelve months following completion of the merger, Tumbleweed may have insufficient cash reserves to fund the combined operations thereafter. As of March 31, 2003, Tumbleweed had cash and cash equivalents of $27.0 million and had incurred cumulative net losses since inception of $272.6 million. Tumbleweed’s current cash reserves, especially in light of Tumbleweed’s $10.0 million stock repurchase program authorized in August of 2002 to the extent repurchases are effected, may be insufficient if Tumbleweed experiences either lower than expected revenues or extraordinary or unexpected cash expenses. Tumbleweed’s capital reserves will also be affected by the costs of the proposed merger with Valicert and, if completed, the ongoing capital requirements of that business. Although Tumbleweed expects to reduce the cash requirements of the combined companies following the merger through employee and related expense reductions, Tumbleweed may be unable to do so. Funding, if needed, may not be available on acceptable terms or at all. If adequate funds are not available, Tumbleweed may be required to curtail significantly or defer one or more of Tumbleweed’s operating goals or programs, or take other steps that could harm Tumbleweed’s business or future operating results.

Failure to obtain needed financing could affect Tumbleweed’s ability to maintain current operations and pursue potential growth, and the terms of any financing Tumbleweed obtains may impair the rights of Tumbleweed’s existing stockholders.

In the future, Tumbleweed may be required to seek additional financing to fund its operations. Factors such as the commercial success of Tumbleweed’s existing products and services, the timing and success of any new products and services, the progress of Tumbleweed’s research and development efforts, Tumbleweed’s results of operations, the status of competitive products and services, and the timing and success of potential strategic alliances or potential opportunities to acquire or sell technologies or assets may require us to seek additional funding sooner than Tumbleweed expects. In the event that Tumbleweed requires additional cash, Tumbleweed may not be able to secure additional financing on terms that are acceptable, especially in light of the uncertainty in the current market environment, and Tumbleweed may not be successful in implementing or negotiating such other arrangements to improve its cash position. If Tumbleweed raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of Tumbleweed’s stockholders would be reduced and the securities Tumbleweed issues might have rights, preferences and privileges senior to those of Tumbleweed’s current stockholders. If adequate funds were not available on acceptable terms or at all, Tumbleweed’s ability to achieve or sustain positive cash flows, maintain current operations, fund any potential expansion, take advantage of new opportunities, develop or enhance products or services, or otherwise respond to competitive pressures could be significantly limited.

A limited number of customers account for a high percentage of Tumbleweed’s revenue, and the failure to maintain or expand these relationships could adversely affect Tumbleweed’s future revenue.

The loss of one or more of Tumbleweed’s major customers, the failure to attract new customers on a timely basis or a reduction in usage and revenue associated with the existing or proposed customers would harm Tumbleweed’s future revenue and prospects. For 2002, 2001, and 2000, five customers comprised approximately 23%, 17%, and 20%, respectively, of Tumbleweed’s revenue. For the three months ended March 31, 2003, no single customer comprised 10% or more of our revenue and five customers comprised approximately 28% of our revenue.

Tumbleweed expects to continue making strategic investments and acquisitions, which may involve substantial costs, may substantially dilute existing Tumbleweed investors, and may fail to yield anticipated benefits.

Tumbleweed is continuously evaluating investments in complementary technologies and businesses. Acquisitions of companies, divisions of companies, or products, including Tumbleweed’s acquisition of Valicert, entail numerous risks, including:

•	potential inability to successfully integrate acquired operations and products or to realize cost savings or other anticipated benefits from integration;

•	diversion of management’s attention;

•	loss of key employees of acquired operations;

•	coordinating sales and pricing efforts to effectively communicate the value and capabilities of the combined company;

•	the difficulty of assimilating geographically dispersed operations and personnel of the acquired companies;

•	the potential disruption of Tumbleweed’s ongoing business;

•	expenses related to such integration;

•	the impairment of relationships with employees and customers of either an acquired company or Tumbleweed’s business;

•	the potential unknown liabilities associated with acquired business; and

•	inability to recover strategic investments in development stage entities.

As a result of acquisitions, Tumbleweed may acquire significant assets that include goodwill and other purchased intangibles. The testing of these intangibles under established accounting guidelines for impairment requires significant use of judgment and assumptions. Changes in business conditions could require adjustments to the valuation of these assets. In this regard, Tumbleweed wrote off substantially all of its investment in Interface Systems subsequent to the completion of that acquisition.

If Tumbleweed does not secure key relationships with enterprise customers, Tumbleweed’s access to broader markets will be limited, which would adversely affect revenue in future periods.

Tumbleweed’s enterprise customers, which use or intend to use Tumbleweed’s products to intelligently manage the incoming and outgoing online communications of their enterprises, are a significant source of Tumbleweed’s revenue. A key aspect of Tumbleweed’s strategy is to access target markets prior to adoption of alternative solutions by the larger participants in these markets. The failure to secure key relationships with new enterprise customers in targeted markets could limit or effectively preclude Tumbleweed’s entry into these target markets, which would harm Tumbleweed’s business and prospects.

Customers in a preliminary phase of implementing Tumbleweed’s product may not proceed on a timely basis or at all, and the failure to do so could adversely affect revenue in future periods.

Some of Tumbleweed’s customers are currently in a pre-production or pre-launch stage of implementing Tumbleweed’s products and may encounter delays or other problems in introducing them. A customer’s decision not to do so or a delay in implementation could result in a delay or loss in related revenue or otherwise harm Tumbleweed’s businesses and prospects. Tumbleweed cannot predict when or if any customer that is currently in a pilot or preliminary phase will implement broader use of Tumbleweed’s services.

The markets for secure messaging applications generally, and for Tumbleweed’s products specifically, are new and may not develop, and the failure to do so could limit Tumbleweed’s business prospects.

The market for Tumbleweed’s products and services is new and evolving rapidly. If the market for Tumbleweed’s products and services fails to develop and grow, or if Tumbleweed’s products and services do not gain broad market acceptance, Tumbleweed’s business and prospects will be harmed. In particular, Tumbleweed’s success will depend upon the adoption and use by current and potential customers and their end-users of secure messaging applications. Tumbleweed’s success will also depend upon acceptance of Tumbleweed’s technology as the standard for providing these services. The adoption and use of Tumbleweed’s products and services will involve changes in the manner in which businesses have traditionally exchanged information. In some cases, Tumbleweed’s customers have little experience with products, services and technology like those offered by us.

Tumbleweed’s ability to influence usage of its products and services by customers and end-users is limited. For example, the usage of Secure Messenger by the end-users of Tumbleweed’s service provider customers has been limited to date. Tumbleweed has spent, and intend to continue to spend, considerable resources educating potential customers and their end-users about the value of Tumbleweed’s products and services. It is difficult to assess the present and future size of the potential market for Tumbleweed’s products and services, or Tumbleweed’s growth rate, if any. Moreover, Tumbleweed cannot predict whether Tumbleweed’s products and services will achieve any market acceptance. For example, as email has become increasingly widespread and accepted, current and potential customers may be more willing to accept related security risks with email, as opposed to utilizing Tumbleweed’s products. Tumbleweed’s ability to achieve its goals also depends upon rapid market acceptance of future enhancements of Tumbleweed’s products and Tumbleweed’s ability to identify new markets as they emerge. Any enhancement that is not favorably received by customers and end-users may not be profitable and, furthermore, could damage Tumbleweed’s reputation or brand name. Any failure to identify and address new market opportunities could harm Tumbleweed’s business and prospects.

The markets Tumbleweed addresses are highly competitive and rapidly changing, and Tumbleweed may not be able to compete successfully.

Tumbleweed may not be able to compete successfully against current and future competitors, and the multiple competitive pressures Tumbleweed faces could harm Tumbleweed’s business and prospects. The markets in which Tumbleweed competes are intensely competitive and rapidly changing.

The principal competitive factors in Tumbleweed’s industry include price, product functionality, product integration, platform coverage and ability to scale, worldwide sales infrastructure and global technical support. Some of Tumbleweed’s competitors have greater financial, technical, sales, marketing and other resources than Tumbleweed does, as well as greater name recognition and a larger installed customer base. Additionally, some of these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with product lines Tumbleweed markets and distributes. Tumbleweed expects that the market for secure messaging applications will become more consolidated with larger companies being better positioned to compete in such an environment in the long term. As this market continues to develop, a number of companies with greater resources than ours could attempt to increase their presence in this market by acquiring or forming strategic alliances with Tumbleweed’s competitors or business partners. Tumbleweed’s success will depend on its ability to adapt to these competing forces, to develop more advanced products more rapidly and less expensively than Tumbleweed’s competitors, and to educate potential customers as to the benefits of licensing Tumbleweed’s products rather than developing their own products. Competitors could introduce products with superior features, scalability and functionality at lower prices than Tumbleweed’s products and could also bundle existing or new products with other more established products in order to compete with us. In addition, because there are relatively low barriers to entry for the software market, Tumbleweed expects additional competition from other established and emerging companies. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could harm Tumbleweed’s business.

Changing Tumbleweed’s sales distribution model from direct sales operations to indirect sales operations in Europe and Japan may reduce Tumbleweed’s revenue in future periods.

During 2002, Tumbleweed transitioned from direct sales operations to indirect sales operations in Europe and Japan due to sustained declines in the operating results of those regions. In Europe, Tumbleweed is winding down its direct sales operations and has signed a reseller agreement with a distributor to sell Tumbleweed’s products and provide technical support to Tumbleweed’s customers there. In Japan, Tumbleweed transitioned to an indirect sales distribution model and began the liquidation of its majority-owned subsidiary in Japan, Tumbleweed Communications KK. Tumbleweed Communications KK ceased operations in August 2002 and formally declared bankruptcy in December 2002. Revenue from Tumbleweed’s international regions in Europe and Asia may decrease on a year-over-year basis in future years as a result of this transition.

Restructuring of operations and other cost reducing measures Tumbleweed has implemented may not achieve the results Tumbleweed intends and may adversely affect operating results in future periods.

In January 2001, Tumbleweed announced a restructuring of its business, which included a reduction in force and the closure of three international locations. Since that time Tumbleweed has reduced its work force from more than 400 employees to approximately 135 employees and has engaged in other ongoing measures to reduce expenses and establish an enterprise that is appropriate for Tumbleweed’s expected revenue levels. The planning and implementation of these efforts have placed, and may continue to place, a significant strain on Tumbleweed’s managerial, operational, financial and other resources. Additionally, the actions undertaken to restructure the business may negatively affect Tumbleweed’s revenue stream, customer satisfaction, employee turnover, recruiting and retention of important employees. If Tumbleweed experiences difficulties in carrying out the restructuring, Tumbleweed’s expenses could increase more quickly than Tumbleweed expects. If Tumbleweed finds that the actions taken to date did not sufficiently decrease Tumbleweed’s expenses, Tumbleweed may find it necessary to implement further streamlining of Tumbleweed’s expenses, to perform additional reductions in Tumbleweed’s headcount or to undertake additional restructurings of Tumbleweed’s business.

The restructuring of Tumbleweed’s business has placed a strain on resources, which may render it more difficult to realize the benefits from business opportunities.

The restructuring of Tumbleweed’s business has placed and continues to place, a significant strain on managerial, informational, administrative and operational resources. Tumbleweed’s current systems, procedures and controls may not be adequate to achieve the rapid execution necessary to effectively operate within the market for its products and services. Tumbleweed needs to continue to enhance and improve its managerial capacity, and improve or replace its existing operational, customer service and financial systems, procedures and controls. Any failure to properly manage these systems and procedural transitions could impair Tumbleweed’s ability to attract and service customers, and could cause us to incur higher operating costs and delays in the execution of its business plan. Despite its restructuring, Tumbleweed expects that it may need to expand elements of its employee base on a selective basis. Tumbleweed’s management may not be able to hire, train, retain, motivate and manage required personnel. In addition, Tumbleweed’s management may not be able to successfully identify, manage and exploit existing and potential market opportunities. If Tumbleweed cannot manage its operations effectively, Tumbleweed’s business and operating results could suffer. Finally, Tumbleweed may have operational, customer service and financial systems that are not appropriate for Tumbleweed’s current estimated size. Moving to more appropriate office systems may also place a strain on Tumbleweed’s current systems and require financial expenditures to end the commitments on other systems.

Tumbleweed has a lengthy sales and implementation cycle, which increases the cost of completing sales and renders completion of sales less predictable.

If Tumbleweed is unable to license its services to new customers on a timely basis or if its existing and proposed customers and their end-users suffer delays in the implementation and adoption of its services, Tumbleweed’s revenue may be limited and business and prospects may be harmed. Tumbleweed’s customers must evaluate its technology and integrate its products and services into the products and services they provide. In addition, Tumbleweed’s customers may need to adopt a comprehensive sales, marketing and training program in order to effectively implement some of its products. Finally, Tumbleweed must coordinate with its customers using its product for third-party communications in order to assist end-users in the adoption of Tumbleweed’s products. For these and other reasons, the cycle associated with establishing licenses and implementing Tumbleweed’s products can be lengthy. This cycle is also subject to a number of significant delays over which Tumbleweed has little or no control. Forecasts about license revenue may be inaccurate as a result of any or all of these factors, and inaccurate forecasts may cause Tumbleweed’s business, or market valuation, to suffer.

Tumbleweed may be unable to adequately protect its intellectual property rights, and the inability to do so could render its products less desirable and adversely affect its operating results.

Tumbleweed currently relies on a combination of patents, trade secrets, copyrights, trademarks and licenses, together with non-disclosure and confidentiality agreements to establish and protect its proprietary rights in its products. Tumbleweed holds certain patent rights with respect to some of its products. Tumbleweed’s existing patents or trademarks, as well as any future patents or trademarks obtained by Tumbleweed, may be challenged, invalidated or circumvented, or Tumbleweed’s competitors may independently develop or patent technologies that are substantially equivalent or superior to its technology. Tumbleweed also relies on unpatented trade secrets and other unpatented proprietary information. Although Tumbleweed takes precautionary measures to maintain its unpatented proprietary information, others may acquire equivalent information or otherwise gain access to or disclose Tumbleweed’s proprietary information, and Tumbleweed may be unable to meaningfully protect its rights to its proprietary information as a result operating results will suffer.

Tumbleweed may be subject to claims of patent infringement, which could result in substantial costs to Tumbleweed and, if adversely determined, render Tumbleweed’s products less desirable or competitive or require Tumbleweed to obtain a license.

Third parties could assert patent or other intellectual property infringement claims against Tumbleweed, and the cost of responding to such assertions, regardless of their validity, could be significant. Tumbleweed may increasingly be subject to claims of intellectual property infringement as the number of its competitors grows and the functionality of their products and services increasingly overlap with Tumbleweed’s. In this regard, in September 2002 and February 2003, Tumbleweed received letters from Entrust, Inc. indicating that Tumbleweed may be interested in licensing the technology covered by various patents issued to Entrust. In October 2002, Tumbleweed sent a letter to Entrust indicating that Entrust may be interested in licensing the technology covered by various patents issued to Tumbleweed. Some element of Tumbleweed’s processes are or might be covered by any of these Entrust patents, Tumbleweed might seek to negotiate and obtain a license from Entrust. If Tumbleweed were unwilling or unable to obtain a license from Entrust, Tumbleweed would remain subject to potential liability for patent infringement, which could have a material adverse effect on Tumbleweed’s business and operating results.

Tumbleweed is currently suing several third parties for patent infringement, which will result in substantial litigation costs and ultimately may not result in additional revenue to Tumbleweed or a favorable judicial determination.

Since 1999 Tumbleweed has aggressively pursued cases of potential infringement by third parties of the Tumbleweed patents and other intellectual property rights. In this regard, Tumbleweed is currently suing Yahoo!, E*Trade, Ticketmaster and Ameritrade, Inc. The enforcement process is costly and requires significant management attention. These costs generally are expensed during the period incurred, and the costs of pursuing the litigation may not be directly matched with the related licensing or settlement revenue, if any. In addition, Tumbleweed’s enforcement of its rights may increase the risk of adverse claims, with or without merit, which could be time consuming to defend, result in costly litigation, divert management’s attention and resources, limit the use of Tumbleweed’s services, or require Tumbleweed to enter into royalty or license agreements. In addition, such counter-claims asserted by these third parties may be found to be valid and could result in an injunction or damages against Tumbleweed. Tumbleweed’s ability to prevail in this litigation is inherently uncertain, and if Tumbleweed were subject to an adverse judicial determination, Tumbleweed’s ability to protect its products and to secure related licensing or settlement revenue could be lost.

If Tumbleweed does not provide adequate support services to its customers to implement its products, Tumbleweed may lose all or a portion of the revenue from these customers.

Tumbleweed’s professional services organization assists its customers in implementing its products through software installation, integration with existing customer systems, contract engineering, consulting and training. If the professional services organization does not adequately assess customer requirements or address technical problems, customers may seek to discontinue their relationships with us due to dissatisfaction with the product or Tumbleweed’s customer support. Furthermore, these customers may realize lower usage than they could have otherwise achieved because they did not fully capitalize on the product in ways that could have been addressed by Tumbleweed’s professional services organization. Tumbleweed’s products must be integrated with existing hardware and complex software products of its customers or other third parties, and its customers may not have significant experience with the implementation of products similar to Tumbleweed’s own. In addition, profitably providing contract engineering and integration services is an increasingly important aspect of Tumbleweed’s strategy to strengthen customer loyalty to its product and company. Therefore, Tumbleweed’s business and future prospects significantly depend on the strength of its professional services organization and its ability to leverage this organization by augmenting its reach through trained and qualified systems integrators. If Tumbleweed’s professional services organization does not adequately meet these multiple challenges, its business and prospects could suffer.

Product performance problems, system failures, and Internet problems could severely interrupt service and harm Tumbleweed’s reputation, which could adversely affect future revenue.

The ability of Tumbleweed’s customers to use its services depends on stable product performance, and the efficient and uninterrupted operation of the computer and communications hardware as well as the software and Internet network systems that they maintain. Although Tumbleweed’s ability to manage the effects of system failures which occur in computer hardware, software and network systems is limited, the occurrences of these failures could harm Tumbleweed’s reputation, business and prospects. The Internet has experienced a variety of outages and other delays as a result of damage to portions of Tumbleweed’s infrastructure, and the Internet could face similar outages and delays in the future. In addition, an increasing number of Tumbleweed’s customers require us to provide computer and communications hardware, software and Internet networking systems to them as an outsourced data center service. All data centers, whether hosted by Tumbleweed, its customers or by an independent third party to which it outsources this function, are vulnerable to damage or interruption from fire, flood, earthquake, power loss, telecommunications failure or other similar events.

If Tumbleweed’s software contains errors, Tumbleweed may lose customers or experience reduced market acceptance of its products.

Tumbleweed’s software products are inherently complex and may contain defects and errors that are detected only when the products are in use. In addition, some of Tumbleweed’s customers require or may require enhanced customization of Tumbleweed’s software for their specific needs, and these modifications may increase the likelihood of undetected defects or errors. Further, Tumbleweed often provides implementation, consulting and other technical services, the performance of which typically involves working with sophisticated software, computing and networking systems, and Tumbleweed could fail to meet customer expectations as a result of any defects or errors. As a result, Tumbleweed may lose customers, customers may fail to implement Tumbleweed’s products more broadly within their organization and Tumbleweed may experience reduced market acceptance of Tumbleweed’s products. Some of Tumbleweed’s products are designed to facilitate the secure transmission of sensitive business information to specified parties outside the business over the Internet. As a result, the reputation of Tumbleweed’s software products for providing good security is vital to their acceptance by customers. Tumbleweed’s products may be vulnerable to break-ins, theft or other improper activity that could jeopardize the security of information for which Tumbleweed is responsible. Problems caused by product defects, failure to meet project milestones for services or security breaches could result in loss of or delay in revenue, loss of market share, failure to achieve market acceptance, diversion of research and development resources, harm to Tumbleweed’s reputation, or increased insurance, service and warranty costs. To address these problems, Tumbleweed may need to expend significant capital resources that may not have been budgeted.

Failure to license necessary third party software incorporated in Tumbleweed’s products could cause delays or reductions in Tumbleweed’s sales.

Tumbleweed licenses third party software that Tumbleweed incorporates into its products. These licenses may not continue to be available on commercially reasonable terms, or at all. Some of this technology would be difficult to replace. The loss of any such license could result in delays or reductions of Tumbleweed’s applications until Tumbleweed identifies, license and integrate or develop equivalent software. If Tumbleweed is required to enter into license agreements with third parties for replacement technology, Tumbleweed could face higher royalty payments and Tumbleweed’s products may lose certain attributes or features. In the future, Tumbleweed might need to license other software to enhance its products and meet evolving customer needs. If Tumbleweed is unable to do this, Tumbleweed could experience reduced demand for its products.

Tumbleweed may be unable to recruit, retain and motivate qualified personnel, which could adversely affect product development and thereby limit future business opportunities.

Tumbleweed must continue to identify, recruit, hire, train, retain and motivate highly skilled technical, managerial, sales, marketing and customer service personnel. Competition for these personnel is intense, and Tumbleweed may not be able to successfully recruit, assimilate or retain sufficiently qualified personnel. In particular, Tumbleweed may encounter difficulties in recruiting a sufficient number of qualified software developers and sales personnel, and Tumbleweed may not be able to retain these employees. The failure to recruit and retain necessary technical, managerial, sales, merchandising, marketing and customer service personnel could harm Tumbleweed’s business and its ability to obtain new customers and develop new products. Although Tumbleweed has used and continue to use stock options as a retention tool, many of Tumbleweed’s employees hold stock options that are “underwater” (i.e., the market price of Tumbleweed’s stock is below their option exercise price), and these options may be ineffective as a retention tool. Tumbleweed’s employee turnover may increase if outstanding stock options continue to remain underwater and Tumbleweed does not adjust the option exercise prices. Any adjustment of stock option exercise prices may result in additional stock compensation expense, dilution to Tumbleweed’s stockholders and depress Tumbleweed’s stock price.

If Tumbleweed loses the services of executive officers or other key employees, Tumbleweed’s ability to develop its business and secure customer relationships will suffer.

Tumbleweed is substantially dependent on the continued services and performance of its executive officers and other key personnel. The loss of the services of any of Tumbleweed’s executive officers or other key employees could significantly delay or prevent the achievement of Tumbleweed’s development and strategic objectives. Tumbleweed does not have long-term employment agreements with any of Tumbleweed’s key personnel. The loss of services of any of Tumbleweed’s executive officers or other key personnel could significantly harm Tumbleweed’s business and prospects.

Tumbleweed’s efforts to establish, maintain and strengthen its brands will require significant expenditures and may not be successful.

If the marketplace does not associate Tumbleweed’s brands with high quality Internet communication services, it may be more difficult for us to attract new customers or introduce future products and services. The market for Tumbleweed’s services is new. Therefore, Tumbleweed’s failure to establish brand recognition at this stage could harm its ability to compete in the future with other companies that successfully establish a brand name for their services. Tumbleweed must succeed in its marketing efforts, provide high quality services and increase Tumbleweed’s user base in order to build its brand awareness and differentiate Tumbleweed’s products from those of its competitors. These efforts have required significant expenditures to date. Moreover, Tumbleweed believes that these efforts will require substantial commitments of resources in the future as Tumbleweed’s brands become increasingly important to its overall strategy and as the market for Tumbleweed’s services grows.

Tumbleweed’s allowance for doubtful accounts may be insufficient to cover receivables Tumbleweed is unable to collect, which would adversely affect future operating results.

Tumbleweed assumes a certain level of credit risk with its customers in order to do business. Conditions affecting any of Tumbleweed’s customers could cause them to become unable or unwilling to pay us in a timely manner, or at all, for products or services Tumbleweed has already provided them. For example, if the current economic conditions continue to decline or if new or unanticipated government regulations are enacted which affect Tumbleweed’s customers, they may be unable to pay their bills. In the past, Tumbleweed has experienced significant collection delays from certain customers, and Tumbleweed cannot predict whether it will continue to experience similar or more severe delays in the future. In particular, some of Tumbleweed’s customers are suffering from the general weakness in the economy and among technology companies in particular. Although Tumbleweed has established an allowance for doubtful accounts that it believes is sufficient to cover losses due to delays in or inability to pay and while it takes a consistently conservative position on the collectibility of receivables with respect to particular customers, Tumbleweed’s allowance for doubtful accounts may not be sufficient to cover its losses. If losses due to delays or inability to pay are greater than Tumbleweed’s allowance for doubtful accounts, Tumbleweed would be required to recognize an additional expense for the write-off and to increase Tumbleweed’s allowance for doubtful accounts , which could adversely affect its operating results.

Because Tumbleweed’s products utilize the Internet, if use of the Internet does not increase, or the architecture of the Internet is altered, the level of use of Tumbleweed’s products may not decline or not increase.

If the Internet and other products and services necessary for the utilization of Tumbleweed’s products are not sufficiently developed, fewer customers and end-users will use Tumbleweed’s products and its business will be harmed. In particular, the success of Tumbleweed’s products and services will depend on the development and maintenance of adequate Internet infrastructure, such as a reliable network backbone with the necessary speed, data capacity and other features demanded by users. Moreover, Tumbleweed’s success will also depend on the timely development of complementary products or services such as high-speed Internet connections for providing reliable access and services and this may not occur. Moreover, changes in the architecture of the Internet may limit the success of Tumbleweed’s products. Because the online exchange of information is new and evolving, the Internet may not prove to be a viable platform for secure messaging applications in the long term. The Internet has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic. As the Internet continues to experience increased numbers of users and frequency of use, or if its users require increasingly more resources, the Internet infrastructure may not be able to support the demands placed on it. As a result, the performance or reliability of the Internet may be harmed. This in turn could decrease the level of Internet usage and also the level of utilization of Tumbleweed’s products and services.

Government regulation relating to the Internet may increase costs of doing business or require changes in Tumbleweed’s business model, which could increase Tumbleweed’s cost of doing business or decrease the demand for its products.

Tumbleweed is subject to regulations applicable to businesses generally and laws or regulations directly applicable to companies utilizing the Internet. Although at present there are relatively few specific laws and regulations directly applicable to the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws could cover issues like user privacy, pricing, content, intellectual property, distribution, taxation, antitrust, legal liability and characteristics and quality of products and services. The adoption of any additional laws or regulations could decrease the demand for Tumbleweed’s products and services and increase Tumbleweed’s cost of doing business or otherwise harm Tumbleweed’s business or prospects. Delays in the enactment of expected regulations may result in delayed software purchasing by Tumbleweed’s customers who are subject to such regulations, which in turn may harm Tumbleweed’s business.

Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues like property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. For example, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in online commerce. New state tax regulations may subject us to additional state sales and income taxes. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to Tumbleweed’s business, or the application of existing laws and regulations to the Internet and commercial online services could harm Tumbleweed’s ability to conduct business and harm operating results.

If Tumbleweed may be unable to obtain necessary export approvals the market opportunity for Tumbleweed products would decline.

Exports of software products utilizing encryption technology are generally restricted by the U.S. and various foreign governments. All cryptographic products require export licenses from certain U.S. government agencies.

We have obtained approval to export products using up to 128-bit symmetric encryption and 1024-bit public key encryption, including the products formerly named IME Server, IME Desktop, IME Receive Applet, IME Remote API using OmniORB with SSL, MMS WorldWide/56 and MMS Strong WorldWide/128. We are not exporting other products and services that are subject to export control under U.S. law. However, the list of products and countries for which export approval is required, and the related regulatory policies, could be revised, and Tumbleweed may not be able to obtain necessary approval for the export of future products. The inability to obtain required approvals under these regulations could limit Tumbleweed’s ability to make international sales. Furthermore, competitors may also seek to obtain approvals to export products that could increase the amount of competition Tumbleweed faces. Additionally, countries outside of the U.S. could impose regulatory restrictions impairing Tumbleweed’s ability to import its products into those countries.

Costs of communicating via the Internet could increase if access fees are imposed, which could adversely affect demand for Tumbleweed products or render them less competitive.

Certain local telephone carriers have asserted that the increasing popularity and use of the Internet has burdened the existing telecommunications infrastructure, and that many areas with high Internet use have begun to experience interruptions in telephone service. These carriers have petitioned the Federal Communications Commission to impose access fees on Internet service providers and online service providers. If these access fees are imposed, the costs of communicating on the Internet could increase substantially, potentially slowing the increasing use of the Internet. This could in turn decrease demand for Tumbleweed’s services or increase the costs of doing business.

Tumbleweed may have liability for Internet content, which could increase Tumbleweed’s costs of compliance or subject Tumbleweed to potential damages claims.

As a provider of Internet communication products and services, Tumbleweed faces potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials transmitted online. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could be costly and could require us to implement measures to reduce exposure to this liability. This may require us to expend substantial resources or to discontinue selected service or product offerings.

We do not and cannot screen all of the content generated by users of Tumbleweed’s product but may be exposed to liability with respect to this content. Furthermore, certain foreign governments, such as Germany, have enforced laws and regulations related to content distributed over the Internet that are more strict than those currently in place in the U.S. Other countries, such as China, regulate or prohibit the transport of telephonic data in their territories. Failure to comply with regulations in a particular jurisdiction could result in fines or criminal penalties or the termination of service in one or more jurisdictions. Moreover, the increased attention focused on liability issues as a result of lawsuits and legislative proposals could impact the growth of Internet use. Liability insurance may not cover claims of these types, or may not be adequate to indemnify against all liability that may be imposed.

A Tumbleweed subsidiary may have liability arising from indemnification obligations it may owe to a former officer who is being sued for breach of fiduciary duty.

On July 7, 2000, three complaints were filed by David H. Zimmer, Congressional Securities, Inc. and others against Interface Systems, Inc. (a company Tumbleweed acquired in 2000) and various additional defendants, including Interface’s prior president and chief executive officer, Robert A. Nero. Plaintiffs currently seek compensatory damages for losses resulting from not selling their Interface stock from March 14, 2000 to the end of March 2000 and for losses from purchases of Interface stock from March 14, 2000 through April 12, 2000. In March 2003, the court dismissed all claims against Interface and dismissed all claims against Mr. Nero, except a breach of fiduciary duty claim to the extent that claim arises from Michigan common law. In April 2003,

Mr. Nero filed an answer and a counterclaim against Mr. Zimmer and Congressional Securities, Inc. seeking contribution and indemnity. Because Mr. Nero and Interface are parties to an indemnification agreement, Interface may incur vicarious liability if and to the extent that the court awards damages against Mr. Nero in this lawsuit. The accompanying financial statements do not include a reserve for any costs for damages, if any, that might result from this uncertainty. An adverse outcome could significantly harm Tumbleweed’s business and operating results.

Tumbleweed may be a defendant in a purported securities class action lawsuit which could divert management attention and resources or eventually expose Tumbleweed to liability.

An attorney issued a press release on March 7, 2003 stating that he had filed a purported securities class action lawsuit, alleging the violation of federal and state securities laws, on behalf of persons who acquired the common stock of Tumbleweed (other than purchasers of Tumbleweed’s initial public offering) from August 6, 1999 to October 18, 2000. Tumbleweed has not been served with a summons or a complaint with respect to this purported securities class action lawsuit. An adverse outcome could harm Tumbleweed’s business and operating results. Moreover, the costs in defending this lawsuit could harm future operating results.

Internet and technology related stock prices are especially volatile and this volatility may depress Tumbleweed’s stock price.

The stock market has experienced significant price and volume fluctuations and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against companies. The institution of this type of litigation against Tumbleweed could result in substantial costs and a diversion of Tumbleweed’s management’s attention and resources, which could harm Tumbleweed’s business and prospects.

Tumbleweed’s certificate of incorporation and bylaws contain provisions that could discourage or prevent an acquisition of Tumbleweed, which could depress Tumbleweed’s stock price.

Tumbleweed’s certificate of incorporation and bylaws may inhibit changes of control that are not approved by its Board of Directors. These provisions could limit the price that investors might be willing to pay in the future for shares of Tumbleweed’s common stock. In particular, Tumbleweed’s certificate of incorporation provides for a classified Board of Directors and prohibits stockholder action by written consent. These provisions require advance notice for nomination of directors and stockholders’ proposals. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. In general, this law prevents a person who becomes the owner of 15% or more of the corporation’s outstanding voting stock from engaging in specified business combinations for three years unless specified conditions are satisfied. In addition, Tumbleweed’s certificate of incorporation allows its Board of Directors to issue preferred stock without further stockholder approval. This could have the effect of delaying, deferring or preventing a change in control. The issuance of preferred stock also could effectively limit the voting power of the holders of Tumbleweed common stock. The provisions of Tumbleweed’s certificate of incorporation and bylaws, as well as provisions of Delaware law, may discourage or prevent an acquisition or disposition of Tumbleweed’s business.

Tumbleweed may not be able to maintain its listing on The Nasdaq National Market, and if Tumbleweed fails to do so, the price and liquidity of Tumbleweed’s common stock may decline.

The Nasdaq Stock Market has quantitative maintenance criteria for the continued listing of common stock on the Nasdaq National Market. The requirements include maintaining a minimum bid price per share of $1. As of March 12, 2003, Tumbleweed was in compliance with all Nasdaq National Market listing requirements. However, there have been recent periods when the closing bid price per share for Tumbleweed’s common stock has dropped below $1. Although Tumbleweed’s bid price has generally been above $1 per share, if the bid price of Tumbleweed’s common stock price slips below $1 per share for more than 30 trading days, Tumbleweed may be required to effect a reverse stock split or become subject to a delisting action of Tumbleweed’s common stock on The Nasdaq National Market. Tumbleweed may nonetheless be unable to comply with the quantitative maintenance criteria or any of The Nasdaq National Market’s listing requirements and other rules in the future. If Tumbleweed fails to maintain continued listing on The Nasdaq National Market and must move to a market with less liquidity, Tumbleweed’s financial condition could be harmed and its stock price may decline. If Tumbleweed were to be delisted, it could have a material adverse effect on the market price of, and the liquidity of the trading market for, Tumbleweed’s common stock.

Risks Related to Valicert

The following risks that relate to the Valicert business may continue to affect the business of the combined companies if the merger is completed.

Investors may lose their investment if Valicert is unable to continue as a going concern, which may occur if Valicert does not complete the merger with Tumbleweed, achieve profitability or raise additional financing this year.

Valicert reported net losses of $1.9 million in the three months ended March 31, 2003 and $21.7 million in the year ended December 31, 2002. As of March 31, 2003, Valicert had cumulative losses of $98.2 million, had a cash balance of $2.3 million and, as of December 31, 2002, had a cash balance of $3.1 million. Valicert has not reported a profitable quarter since inception in 1996. These factors raise substantial doubt as to whether Valicert will be able to continue in business. Valicert’s independent auditors have included a paragraph in their report stating that substantial doubt exists as to Valicert’s ability to continue as a going concern.

To continue its operations, Valicert must increase its revenues, complete the merger with Tumbleweed or raise additional funds. If Valicert is unable to increase revenues, its current level of operations is not sustainable. If the proposed merger with Tumbleweed is not completed, Valicert will seek additional financing. Additional financing may not be available on acceptable terms, if at all. If Valicert does not increase revenues, complete the merger with Tumbleweed or raise additional financing, Valicert may cease operations and initiate liquidation proceedings in which case investors would likely lose their entire investment.

The price of Valicert’s common stock has declined, and may continue to decline, as a result of the transfer of its securities from The Nasdaq National Market to The Nasdaq SmallCap Market.

On September 9, 2002, Valicert transferred its securities to The Nasdaq SmallCap Market from The Nasdaq National Market. This transfer may deter many potential investors from purchasing Valicert’s common stock, further limiting the market for such securities. Because of this limited market, Valicert’s stock price may decline, resulting in additional losses for investors. Furthermore, the Nasdaq staff has advised Valicert that its securities may be delisted from The Nasdaq SmallCap Market on June 6, 2003 if Valicert has not complied with the minimum bid price of $1.00 per share prior to that date. If Valicert’s stock is delisted from the NASDAQ SmallCap Market, the price of its stock may decline even further.

The Nasdaq staff has orally informed Valicert that in the event that the merger between Valicert and Tumbleweed has not been completed prior to June 6, 2003, or if the merger is terminated prior to June 6, 2003, Valicert will be given a 90 day extension to comply with Nasdaq’s minimum price bid requirement. The grant of this extension is conditioned upon Valicert, as of the date of its most recent financial statements, satisfying Nasdaq’s minimum net worth or stockholder equity requirements. As of March 31, 2003, Valicert complied with these requirements; however, Valicert may be unable to meet these requirements in future periods.

If Valicert’s common stock price remains under $1.00, or if it otherwise fails to comply with Nasdaq rules, Valicert’s common stock may be delisted from The Nasdaq SmallCap Market, which could eliminate the trading market for its common stock.

If the market price for Valicert’s common stock remains below $1.00 per share through June 6, 2003 or Valicert otherwise fails to meet certain criteria for continued listing on The Nasdaq SmallCap Market, Valicert has been notified by Nasdaq that its common stock may be delisted. Should Valicert’s common stock be delisted from The Nasdaq SmallCap Market, its common stock would trade on the Over-the-Counter (OTC) Market. If Valicert’s common stock is traded on the OTC, you likely would find it more difficult to trade in or obtain accurate quotations for the market price of Valicert’s common stock.

If Valicert’s common stock is considered “penny stock” under Section 15(g) of the Securities Exchange Act of 1934, it would be subject to rules that impose additional sales practices in broker-dealers who sell Valicert’s securities. For example, broker-dealers must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Also, a disclosure schedule must be prepared prior to any transaction involving a penny stock and disclosure is required about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Monthly statements are also required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock. Because of these additional obligations, some brokers may be unwilling to effect transactions in penny stocks. This could have an adverse effect on the liquidity of Valicert’s common stock and the ability of investors to sell the common stock.

The market price per share of Valicert’s common stock following a reverse split may drop and may not remain in excess of the $1.00 minimum bid price as required by Nasdaq, which could result in delisting from The Nasdaq SmallCap Market.

As a means to conform to the Nasdaq minimum price rule, Valicert may request its stockholders to approve a reverse stock split for the purpose of increasing its stock price above $1.00 per share. Valicert cannot predict whether a reverse stock split, if completed, will increase the market price for its common stock. The history of similar stock split combinations for companies in like circumstances is varied. The market price per share of Valicert’s common stock following the reverse stock split may not remain in excess of the $1.00 minimum bid price as required by Nasdaq or that Valicert will otherwise meet the requirements of Nasdaq for continued inclusion for trading on The Nasdaq SmallCap Market. A reverse stock split could negatively impact the value of Valicert’s common stock by allowing additional downward pressure on the stock price as its relative value becomes greater following the reverse split. In other words, the stock, at its new higher price, has farther to fall and therefore more room for investors to short or otherwise trade the value of the stock downward. Similarly, a delisting may negatively impact the value of the stock as stocks trading on the OTC market are typically less liquid and trade with larger variations between bid and ask price. The market price of Valicert’s common stock will also be based on its performance and other factors, some of which are unrelated to the number of shares outstanding. If a reverse split is affected and the market price of Valicert’s common stock declines, the percentage decline as an absolute number and as a percentage of Valicert’s overall market capitalization may be greater than would occur in the absence of a reverse stock split. Furthermore, the reduced number of shares that would be outstanding after the reverse stock split could adversely affect liquidity of Valicert’s common stock. Moreover, the ability of Valicert to repurchase fractional shares in connection with a reverse split may be limited or prohibited by applicable state law regarding the redemption or repurchase of securities for cash. In any event, effecting such a split will entail substantial cost to comply with applicable federal and state securities laws, particularly in those states where a permit of special qualification is required. Valicert may lack the cash resources to satisfy these costs and therefore effect compliance.

The costs of operating Valicert as an independent public company may not be justified in light of its historical and projected operating results.

The costs of operating a small capitalization public company are considerable and have increased for Valicert as a result of compliance with the Nasdaq listing requirements, regulatory costs arising from the implementation of the Sarbanes-Oxley Act, compliance with the various blue sky and other state laws applicable to small capitalization companies, and otherwise. These increased costs may place a significant and increasing burden on Valicert and divert management’s attention from operating Valicert’s business to raising capital and complying with application regulation. Moreover, like many other small capitalization companies, the ability of Valicert to attract and retain employees with equity compensation has diminished, which may necessitate the need to pay additional cash compensation to employees, management and directors to motivate and retain them. In the event that the merger with Tumbleweed is not completed, Valicert may be unable to operate efficiently as an independent public company in light of these additional costs or otherwise, and the inability to do so would materially and adversely affect Valicert’s prospects and ability to continue as an independent going concern.

Valicert’s recently announced merger with Tumbleweed may subject Valicert’s stock price to downward adjustments as a result of adverse developments in Tumbleweed’s business.

Valicert announced on February 18, 2003 that it had entered into a merger agreement with Tumbleweed, pursuant to which Valicert’s stockholders will receive 0.385 shares of Tumbleweed common stock for each outstanding share of Valicert common stock that they hold. Since Valicert may terminate the agreement only in very limited circumstances and the exchange ratio is not subject to adjustment, Valicert’s stock price may be affected by changes in Tumbleweed’s stock price. Accordingly, Valicert’s stockholders are subject to the risk of downward adjustments in Valicert’s stock price as a result of adverse developments in Tumbleweed’s business. Moreover, if for any reason Valicert is unable to complete the merger with Tumbleweed, the price of Valicert’s common stock may be adversely affected.

Valicert’s efforts to close the proposed merger with Tumbleweed may harm Valicert’s business as a result of delays in executing Valicert’s separate business strategy and uncertainties caused by the proposed merger.

Valicert’s efforts to complete the proposed merger with Tumbleweed are complex and time consuming, and may disrupt Valicert’s business. The attention and effort devoted to the proposed merger may significantly divert management’s attention from Valicert’s other important business objectives.

Completion of the proposed merger is not certain, and this uncertainty may harm Valicert’s business by disrupting relationships with employees, customers, suppliers and other strategic relationships.

As a result of these uncertainties and the efforts related to the proposed merger with Tumbleweed, Valicert’s business could be harmed as a result as a result of:

•	the inability to obtain alternative funding sources during the pendancy of the merger for purposes of ensuring liquidity and viability as an independent going concern;

•	potential loss of key management, development or other personnel;

•	decline in employee morale;

•	difficulties in hiring qualified development and other personnel to fill open positions;

•	cancellations, reductions or delays in orders for Valicert’s products or services;

•	the reluctance of new or old customers and vendors to enter into or expand relationships or agreements with Valicert; and

•	an inability to pursue or complete acquisitions of other companies that may be strategic to Valicert’s business.

If Valicert is unable to complete the proposed merger with Tumbleweed, Valicert’s business will be harmed because of the costs and other matters that have arisen because of the proposed merger.

The proposed merger is subject to approval by Valicert’s stockholders and other customary closing conditions. The proposed merger may not be successfully completed. If so, Valicert’s business may be harmed as a result of:

•	legal, accounting and other costs that Valicert has incurred in conjunction with the proposed merger;

•	a potential loss of key management, development or other personnel;

•	a decline in employee morale;

•	damage to customer relationships, including cancellations, reductions or delays in orders for Valicert’s products or services;

•	a loss of key strategic relationships or key business partners; and

•	delays in product development or development of new service capabilities.

Pursuant to terms of the merger agreement, Valicert has not pursued other corporate opportunities, including raising additional funds and continuing Valicert’s operations as a standalone company. As a result, if Valicert does not consummate the merger with Tumbleweed, Valicert’s financial condition may be inadequate for Valicert to continue to operate Valicert’s business. In addition, Valicert’s inability to complete the merger with Tumbleweed may lower Valicert’s value or reduce Valicert’s ability to merge with other companies that may have been interested in acquiring Valicert. In addition, Valicert could be required to pay a termination fee to Tumbleweed upon the occurrence of certain events.

If the merger with Tumbleweed is not consummated, Valicert will have to raise additional capital or Valicert may not be able to develop or enhance its products, services and markets.

If the merger with Tumbleweed is not consummated, Valicert will have to seek additional funding. If Valicert cannot quickly raise funds on acceptable terms, Valicert may be unable to develop or enhance Valicert’s products and services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Valicert may also be required to reduce operating costs through lay-offs or reduce Valicert’s sales and marketing or research and development efforts. If Valicert issues equity securities to raise funds, stockholders may experience significant dilution and the new equity securities may have rights, preferences or privileges senior to those of Valicert’s common stock.

Because Valicert has a limited operating history, it is difficult to evaluate Valicert’s prospects.

Valicert introduced its first commercial product in the first quarter of 1999 and has generated only limited revenues. Because Valicert has a limited operating history with Valicert’s products and services, and because Valicert’s sources of potential revenue may continue to shift as Valicert’s business develops, Valicert’s future operating results and Valicert’s future stock prices are difficult to predict. Valicert’s success also depends in part on:

•	the rate and timing of the growth and use of the Internet for electronic commerce and communications;

•	the acceptance of existing security measures as adequate for electronic commerce and communications over the Internet;

•	the rate and timing of the growth and use of specific technologies such as public key infrastructure and electronic payments and other Internet security technologies;

•	Valicert’s ability to maintain Valicert’s current, and enter into additional, strategic relationships; and

•	Valicert’s ability to effectively manage Valicert’s growth and to attract and retain skilled professionals.

If any of these risks develop, Valicert’s business could be seriously harmed.

Fluctuations in Valicert’s quarterly operating results may not be predictable and may result in significant volatility in Valicert’s stock price.

Valicert’s quarterly results depend on a number of factors, many of which are beyond Valicert’s control. Valicert’s quarterly results have in the past fluctuated, and may in the future fluctuate, as a result of many factors, including the following:

•	the size, timing, cancellation or delay of customer orders;

•	the timing of releases of Valicert’s new software products;

•	the number of transactions conducted using Valicert’s products and services;

•	the long sales cycles for, and complexity of, Valicert’s software products and services;

•	the timing and execution of large individual contracts;

•	the impact of changes in the pricing models for Valicert’s software products and services or Valicert’s competitors’ products and services; and

•	the continued development of Valicert’s direct and indirect distribution channels.

Valicert believes that period-to-period comparisons of Valicert’s results of operations are not meaningful and should not be relied upon as indicators of future performance. Valicert’s failure to meet these expectations would likely cause the market price of Valicert’s common stock to decline.

Valicert has not been profitable, and if Valicert does not achieve profitability, Valicert’s business may fail.

Valicert has incurred significant net losses. Valicert incurred net losses of $1.9 million in the three months ended March 31, 2003 and $21.7 million in the year ended December 31, 2002. As of March 31, 2003, Valicert had incurred cumulative losses of $98.2 million. Widespread acceptance of electronic commerce may be adversely affected as a result of general or industry specific economic conditions. As a consequence, the market for Valicert’s products and services may fail to develop and grow and Valicert may be unable to achieve Valicert’s financial targets.

Valicert will need to generate significantly higher revenues in order to achieve profitability. Even if Valicert does achieve profitability, Valicert may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If Valicert’s gross margins do not improve, or if Valicert’s operating expenses exceed Valicert’s expectations, Valicert’s operating results will suffer and Valicert’s stock price may fall.

If Valicert does not successfully develop new products and services to respond to rapid market changes due to changing technology and evolving industry standards, Valicert’s products may not achieve the necessary level of market acceptance.

Valicert’s success will depend to a substantial degree on Valicert’s ability to offer products and services that incorporate leading technology and to respond to technological advances. If Valicert fails to offer products and services that incorporate leading technology and respond to technological advances and emerging standards, Valicert may not generate sufficient revenues to offset Valicert’s development costs and other expenses, which will hurt Valicert’s business. The development of new or enhanced products and services is a complex and uncertain process that requires the accurate anticipation of technological and market trends. Valicert may experience development, marketing and other technological difficulties that may delay or limit Valicert’s ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. You should also be aware that:

•	Valicert’s technology or systems may become obsolete upon the introduction of alternative technologies;

•	Valicert may incur substantial costs if Valicert needs to modify Valicert’s products and services to respond to these alternative technologies;

•	Valicert may not have sufficient resources to develop or acquire new technologies or to introduce new products or services capable of competing with future technologies;

•	Valicert may be unable to acquire the rights to use the intellectual property necessary to implement new technology; and

•	when introducing new or enhanced products or services, Valicert may be unable to manage effectively the transition from older products and services.

Valicert relies on, and expects to continue to rely on, a limited number of customers for a significant percentage of its revenues, and if any of these or other significant customer stops licensing Valicert’s software products and services, Valicert’s revenues could decline.

A limited number of customers have accounted for a significant portion of Valicert’s revenues. For the three months ended March 31, 2003, one customer accounted for 22% of total revenues. For the year ended December 31, 2002, one customer accounted for 12% of total revenues. For the year ended December 31, 2001, two customers accounted for 20% and 14% of total revenues. Valicert anticipates that Valicert’s operating results in any given period will continue to depend to a significant extent upon revenues from a small number of customers. Valicert does not have long-term contracts with Valicert’s customers that obligate them to license Valicert’s software products or use Valicert’s services. Valicert cannot be certain that Valicert will retain Valicert’s customers or that Valicert will be able to obtain new customers. If Valicert were to lose one or more customers, Valicert’s revenues could decline.

Valicert has a lengthy sales and implementation cycle, which increases the cost of completing sales and renders completion of sales less predictable.

Any failure of Valicert’s sales efforts to generate revenues at the times and in the amounts Valicert anticipates could cause significant variations in Valicert’s operating results. During Valicert’s sales cycle, Valicert spends considerable time and expense providing information to prospective customers about the use and benefits of Valicert’s products and services without generating corresponding revenue. Valicert’s expense levels are relatively fixed in the short term and there is substantial uncertainty as to when particular sales efforts will begin to generate revenues.

Prospective customers of Valicert’s products and services often require long testing and approval processes before making a purchase decision. In general, the process of entering into a licensing arrangement with a potential customer may involve lengthy negotiations. As a result, Valicert’s sales cycle has been and may continue to be unpredictable. In the past, Valicert’s sales cycle has ranged from one to nine or more months. Valicert’s sales cycle is also subject to delays as a result of customer-specific factors over which Valicert has little or no control, including budgetary constraints and internal acceptance procedures. In addition, because Valicert’s technology must often be integrated with the products and services of other vendors, there may be a significant delay between the use of Valicert’s software and services in a pilot system and its commercial deployment by Valicert’s customers. The length of the sales cycle makes it difficult to accurately forecast the timing and amount of Valicert’s sales. This may cause Valicert’s revenues and operating results to vary significantly from quarter to quarter and could harm Valicert’s business.

Valicert’s international business exposes Valicert to additional risks that may result in future additional costs or limit the market for product sales.

Products and services provided to Valicert’s international customers accounted for 29% of Valicert’s revenues during the quarter ended March 31, 2003 and 49% and 61% of Valicert’s revenues during the years ended December 31, 2002 and 2001, respectively. Conducting business outside of the United States subjects Valicert to additional risks, including:

•	changes in regulatory requirements;

•	reduced protection of intellectual property rights;

•	evolving privacy laws;

•	tariffs and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	problems in collecting accounts receivable; and

•	difficulties in authenticating customer information.

Managing these risks may subject Valicert to additional costs that may not be justified in light of the market opportunity, and the inability to comply with or manage foreign laws and related risks may preclude or limit sales in foreign jurisdictions.

In addition, the recent outbreak of severe acute respiratory syndrome, or SARS, that began in China, Hong Kong, Singapore and Vietnam may have a negative impact on Valicert’s operations by factors such as reduced sales in international channels.

Valicert must maintain and enter into new collaborative agreements in order to implement its business plan, and the inability to do so could adversely affect future operating results.

One of Valicert’s objectives is to enter into strategic or other similar collaborative alliances in order to reach a larger customer base than Valicert could reach through Valicert’s direct sales and marketing efforts. Valicert will need to maintain or enter into additional strategic alliances to execute Valicert’s business plan. If Valicert is unable to maintain Valicert’s strategic alliances or enter into additional strategic alliances, Valicert’s business would be materially harmed.

Valicert has entered into technology, marketing and distribution agreements with several companies. Valicert may be unable to leverage the brand and distribution power of these agreements to increase the adoption rate of Valicert’s technology. Valicert has been establishing agreements to ensure that third-party solutions are interoperable with Valicert’s software products and services. To the extent that Valicert’s products are not interoperable or Valicert’s agreements choose not to integrate Valicert’s technology into their offerings, the adoption of Valicert’s software products and outsourced services would be inhibited. Furthermore, agreements Valicert’s success will depend in part on the ultimate success of other parties to these agreements.

Valicert’s existing agreements do not, and any future agreements may not, grant Valicert exclusive marketing or distribution rights. In addition, the other parties may not view their agreements with Valicert as significant for their own businesses. Therefore, these parties could reduce their commitment to Valicert at any time in the future. These parties could also pursue alternative technologies or develop alternative products and services, either on their own or in collaboration with others, including Valicert’s competitors. Should any of these developments occur, Valicert’s business will be harmed.

Valicert’s success depends on its ability to grow and develop its direct sales and indirect distribution channels and the inability to do so could adversely affect future operating results.

Valicert’s failure to grow and develop Valicert’s direct sales channel and increase the number of Valicert’s indirect distribution channels could have a material adverse effect on Valicert’s business, operating results and financial condition. Valicert must increase the number of strategic and other third-party relationships with vendors of Internet-related systems and application software, resellers and systems integrators. Valicert’s existing or future channel partners may choose to devote greater resources to marketing and supporting the products of other companies.

Valicert has made recent changes to its management team and board of directors. The result of these changes is uncertain and may not be effective.

John Vigouroux, Valicert’s former president of field operations, was named president and chief executive officer and appointed to the board of directors in October 2002. Joseph (“Yosi”) Amram resigned as Valicert’s president and chief executive officer in October 2002. Mr. Amram continues to act as Valicert’s advisor and remains on Valicert’s board of directors. Mr. Vigouroux has not previously served as President or Chief Executive Officer of an independent public company. If Mr. Vigouroux does not effectively integrate into his new leadership role or if he does not work effectively with Valicert’s existing management team, Valicert’s business may suffer.

Valicert may be unable to retain qualified personnel, which could harm Valicert’s business and product development.

Valicert also must continue to train, retain, and motivate highly skilled technical, managerial, sales and marketing and professional services personnel. Due to the various workforce reductions that Valicert completed, the morale of Valicert’s remaining employees is low, and Valicert may be unable to retain them, particularly in light of Valicert’s limited cash resources. In addition, if Valicert’s stock price decreases substantially, it may be more difficult to retain employees who consider stock options an important part of their compensation package. If Valicert encounters difficulties retaining software engineering personnel at a critical stage of product development, Valicert’s relationship with existing and future customers could be harmed. The failure to retain necessary technical, managerial, sales, marketing and professional services personnel would harm Valicert’s business.

Valicert may be unable to adequately protect its intellectual property rights, and the inability to do so could render its products less desirable and adversely affect its operating results.

Valicert relies on copyrights, trade secrets, know-how, patents, continuing technological innovations and licensing opportunities to maintain and further develop Valicert’s market position. In addition, Valicert relies on outside licensors for patent and software license rights in encryption technology that is incorporated into and is necessary for the operation of Valicert’s products and services. Valicert’s success will depend in part on Valicert’s continued ability to have access to technologies that are or may become important to the functionality of Valicert’s products and services. The inability to continue to procure or use this technology could harm Valicert’s business.

Valicert’s success will also depend in part on its ability to protect its intellectual property rights from infringement, misappropriation, duplication and discovery by third parties. Others may independently develop substantially equivalent proprietary technology or gain access to Valicert’s trade secrets or disclose Valicert’s technology and that Valicert may be unable to meaningfully protect Valicert’s trade secrets. Attempts by others to utilize Valicert’s intellectual property rights could undermine Valicert’s ability to retain or secure customers. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent, as do the laws of the United States. Valicert’s attempts to enforce Valicert’s intellectual property rights could be time consuming and costly.

Valicert’s pending or future patent applications may not be granted and any patents that are issued may not be enforceable or valid. Additionally, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Valicert may not be the first inventor of inventions covered by Valicert’s issued patent or pending patent applications or that Valicert is the first to file patent applications for such inventions. Moreover, Valicert may have to participate in interference proceedings before the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost to Valicert. An adverse outcome could subject Valicert to significant liabilities to third parties, require disputed rights to be licensed from or to third parties or require Valicert to cease using the technology in dispute.

Valicert may be subject to claims of patent infringement, which could result in substantial costs to Valicert, and, if adversely determined, render Valicert’s products less desirable or competitive or require Valicert to obtain a license.

Valicert may increasingly become subject to claims of intellectual property infringement by third parties as the number of Valicert’s competitors grows and the functionality of their products and services increasingly overlaps with ours. Because Valicert is in an evolving field, customers may demand features which will subject Valicert to a greater likelihood of claims of infringement.

Valicert is aware of pending and issued United States and foreign patent rights owned by third parties that relate to cryptography technology. Third parties may assert that Valicert infringed their intellectual property rights based upon issued patents, trade secrets or know-how that they believe cover Valicert’s technology. For example, on April 23, 2003, Tumbleweed received a letter from CoreStreet, Ltd. in which CoreStreet, Ltd. indicated it had filed a patent infringement action against Valicert. In addition, future patents may issue to third parties which Valicert may infringe. It may be time consuming and costly to defend Valicert against any of these claims and Valicert may not prevail.

Furthermore, parties making such claims may be able to obtain injunctive or other equitable relief that could block Valicert’s ability to further develop or commercialize some or all of Valicert’s products in the United States and abroad. In the event of a claim of infringement, Valicert may be required to obtain one or more licenses from or pay royalties to third parties. Valicert may be unable to obtain any such licenses at a reasonable cost, if at all. Defense of any lawsuit or failure to obtain such license could harm Valicert’s business.

Defects in Valicert’s software products and services could diminish demand for Valicert’s products and services, which may harm Valicert’s business.

Because Valicert’s products and services are complex, they may contain errors or defects that are not found until after they are used by Valicert’s customers. Errors or defects that subsequently arise could seriously harm Valicert’s reputation and Valicert’s ability to generate sales to new or existing customers.

Valicert’s software products and services are used in systems with other vendors’ products. These products and services can be adequately tested only when they are successfully integrated with these systems. Errors may be found in new products or releases after shipment and Valicert’s products and services may not operate as expected. Errors or defects in Valicert’s products and services could result in:

•	loss of revenues and increased service and warranty costs;

•	delay in market acceptance;

•	loss of salaries; and

•	injury to Valicert’s reputation.

Failure to increase Valicert’s brand awareness could limit Valicert’s ability to compete effectively.

If the marketplace does not associate Valicert with high-quality, end-to-end secure infrastructure software products and services, Valicert may be unable to keep Valicert’s existing customers, attract new customers or successfully introduce new products and services. Competitive and other pressures may require Valicert to increase Valicert’s expenses to promote Valicert’s brand name, and the benefits associated with brand creation may not outweigh the risks and costs associated with establishing Valicert’s brand name. Valicert’s failure to develop a strong brand name or the incurrence of excessive costs associated with establishing Valicert’s brand name may harm Valicert’s business.

Valicert relies on public key cryptography and other security techniques that could be breached, resulting in reduced demand for Valicert’s products and services.

A requirement for the continued growth of electronic commerce is the secure transmission of confidential information over public networks. Valicert relies on public key cryptography, an encryption method that utilizes two keys, a public and private key, for encoding and decoding data, and on digital certificate technology, to provide the security and authentication necessary for secure transmission of confidential information. Regulatory and export restrictions may prohibit Valicert from using the strongest and most secure cryptographic protection available, and thereby may expose Valicert or Valicert’s customers to a risk of data interception. A party who is able to circumvent Valicert’s security measures could misappropriate proprietary information or interrupt Valicert’s or Valicert’s customers’ operations. Any compromise or elimination of Valicert’s security could result in risk of loss or litigation and possible liability and reduce demand for Valicert’s products and services.

Valicert could incur substantial costs resulting from product liability claims relating Valicert’s customers’ use of Valicert’s products and services.

Any disruption to a customer’s website or application caused by Valicert’s products or services could result in a claim for substantial damages against Valicert, regardless of Valicert’s responsibility for the failure. Valicert’s existing insurance coverage may not continue to be available on reasonable terms or in amounts sufficient to cover one or more large claims. Valicert’s insurer may also disclaim coverage as to any claims, which could result in substantial costs to Valicert.

Valicert has been named as a defendant in a stockholder class action lawsuit that is now pending and which arose out of Valicert’s public offering of securities in 2000. If Valicert does not prevail in this lawsuit, Valicert’s business may suffer.

A class action lawsuit was filed on December 3, 2001 in the United States District Court for the Southern District of New York on behalf of purchasers of Valicert common stock alleging violations of federal securities laws. In re Valicert, Inc. Initial Public Offering Securities Litigation, No. 01-CV-10889 (SAS) (S.D.N.Y.), related to In re Initial Public Offerings Securities Litigation, No. 21 MC 92 (SAS). For more information about this case, including the allegations made by the plaintiffs, please see the section of this joint proxy statement prospectus entitled “Valicert Business—Legal Proceedings” on page 149. Valicert may be unable to prevail in this lawsuit. Failure to prevail could weaken Valicert’s financial position. In particular, if the outcome of the litigation requires Valicert to pay significant monetary damages in excess of available insurance, Valicert’s business would suffer. In addition, Valicert may become subject to other types of litigation in the future. Litigation is often expensive and diverts management’s attention and resources, which could harm Valicert’s business.

Additional government regulation relating to the Internet may increase Valicert’s costs of doing business.

Valicert is subject to regulations applicable to businesses generally and laws or regulations directly applicable to companies utilizing the Internet. Although there are currently few laws and regulations directly applicable to the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws could cover issues like user privacy, pricing, content, intellectual property, distribution, antitrust, legal liability and characteristics and quality of products and services. The adoption of any additional laws or regulations could decrease the demand for Valicert’s products and services and increase Valicert’s cost of doing business, or otherwise could harm Valicert’s business or prospects.

Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues like property ownership, sales and other taxes, libel and personal privacy is uncertain. For example, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in online commerce. New state tax regulations may subject Valicert to additional state sales and income taxes. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to Valicert’s business, or the application of existing laws and regulations to the Internet and commercial online services could harm Valicert’s ability to conduct business and Valicert’s operating results.

Valicert may be required to record impairment charges related to its goodwill in future quarters.

At March 31, 2003, Valicert had recorded goodwill with a net book value of $7.5 million related to Valicert’s 1999 acquisition of Receipt.com. Valicert tests goodwill for impairment at least annually and when evidence of an impairment exists. Valicert has not recorded any impairment charges through March 31, 2003. However, if Valicert’s future financial performance or other events indicate that the value of Valicert’s recorded goodwill is impaired, Valicert may be required to record impairment charges which could have a material adverse effect on Valicert’s reported results.

Legislative actions and potential new accounting pronouncements are likely to cause Valicert’s general and administrative expenses to increase and impact Valicert’s future financial position and results of operations.

In order to comply with the newly adopted Sarbanes-Oxley Act of 2002, as well as proposed changes to listing standards by Nasdaq, and proposed accounting changes by the Securities and Exchange Commission, Valicert may be required to increase Valicert’s internal controls, hire additional personnel and additional outside legal, accounting and advisory services, all of which could cause Valicert’s general and administrative costs to increase. Proposed changes in the accounting rules, including legislative and other proposals to account for employee stock options as compensation expense among others, could increase Valicert’s expenses and adversely affect Valicert’s operating results.

THE STOCKHOLDER MEETINGS

General

The annual meeting of Tumbleweed stockholders will be held at 10:00 a.m., local time, on June 23, 2003, at Tumbleweed’s corporate headquarters at 700 Saginaw Drive, Redwood City, California for the purposes set forth in the notice of the Tumbleweed annual meeting. The special meeting of Valicert stockholders will be held at 10:00 a.m., local time, on June 23, 2003, at Valicert’s executive offices at 1215 Terra Bella Avenue, Mountain View, California, for the purposes set forth in the notice of the Valicert special meeting.

This joint proxy statement/prospectus is furnished in connection with the solicitation by the board of directors of each of Tumbleweed and Valicert of proxies to be used at the meetings and at any and all adjournments or postponements of the meetings. Any person executing a proxy card may revoke it prior to its exercise by filing with the secretary of Tumbleweed or Valicert, as the case may be, prior to or at the applicable stockholder meeting, at the address specified in “Where You Can Find More Information,” either an instrument revoking the proxy or a duly executed proxy bearing a later date.

Voting Securities and Record Dates

Tumbleweed.    At the close of business on May 23, 2003, or the Tumbleweed record date, there were 30,509,676 shares of common stock, par value $0.001 per share, of Tumbleweed issued and outstanding and entitled to vote at the Tumbleweed annual meeting, 3,884,633 of which, or approximately 13%, were beneficially owned by directors and executive officers of Tumbleweed and their affiliates, excluding shares subject to options, and no shares of preferred stock outstanding.

•	Each share of Tumbleweed common stock issued and outstanding on the Tumbleweed record date entitles the stockholder of record thereof to one vote on each matter to be voted upon at the Tumbleweed annual meeting.

•	The presence, in person or by proxy, at the Tumbleweed annual meeting of the holders of a majority of the shares of Tumbleweed common stock issued and outstanding and entitled to vote on the Tumbleweed record date is necessary to constitute a quorum for the transaction of business at the Tumbleweed annual meeting.

•	All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

•	Abstentions and broker non-votes will be counted for the purpose of determining the existence of a quorum. A broker non-vote occurs when a broker holding shares for a beneficial owner votes on one proposal pursuant to discretionary authority or instructions from the beneficial owner, but does not vote on another proposal because the broker has not received instructions from the beneficial owner and does not have discretionary authority to vote on that proposal without instructions.

•	The affirmative vote of the holders of a majority of the shares of Tumbleweed common stock present in person or represented by proxy at the Tumbleweed annual meeting and entitled to vote is required in order to approve the issuance of shares of Tumbleweed common stock under the merger agreement. Abstentions will have the same effect as votes against the proposal; broker non-votes, if any, will have no effect on this proposal.

•	Tumbleweed directors are elected by a plurality of the votes cast at the Tumbleweed annual meeting. The two director nominees, who receive the greatest number of affirmative votes at the Tumbleweed annual meeting, will be elected Class I directors. Broker non-votes, if any, will have no effect on the election of directors.

•

The affirmative vote of the holders of a majority of the shares of Tumbleweed common stock present in person or represented by proxy at the Tumbleweed annual meeting and entitled to vote is required to ratify the selection of KPMG LLP as independent auditors for Tumbleweed for the fiscal year ending December 31, 2003. Abstentions will have the same effect as votes against the proposal; broker non-votes, if any, will have no effect on this proposal.

Valicert.    Only holders of record of shares of common stock, par value $0.001 per share, of Valicert as of the close of business on May 23, 2003, or the Valicert record date, will be entitled to vote at the Valicert special meeting. At that date, there were 25,183,565 shares of Valicert common stock issued and outstanding and entitled to vote, 3,233,245 of which, or approximately 12.8%, were beneficially owned by directors and executive officers of Valicert and their affiliates, excluding shares subject to warrants and options.

•	Stockholders of record on the Valicert record date are entitled to one vote for each share of Valicert common stock held on all matters to be voted upon at the Valicert special meeting.

•	The presence at the Valicert special meeting, in person or by proxy, of the holders of at least a majority of the shares of Valicert common stock issued and outstanding and entitled to vote on the Valicert record date is necessary to constitute a quorum at the Valicert special meeting.

•	The affirmative vote of the holders of a majority of the issued and outstanding shares of Valicert common stock is required in order to adopt and approve the merger agreement and approve the merger.

A properly executed proxy marked abstain, although counted for purposes of determining whether there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at each of the stockholder meetings, will not be voted. Accordingly, because the affirmative vote of holders of a majority of the shares of Valicert common stock issued and outstanding and entitled to vote is required for adoption of the merger agreement and approval of the merger and the transactions associated with it at the Valicert special meeting, a proxy marked abstain, will have the effect of a vote against this proposal.

All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. At the stockholder meetings, shares represented by broker non-votes will be counted for purposes of determining the existence of a quorum but will not be included in vote totals. Accordingly, a broker non-vote at the Valicert special meeting will have the effect of a vote against the merger agreement.

Purpose of Stockholder Meetings

Tumbleweed Annual Meeting

The purpose of the Tumbleweed annual meeting is to consider and approve the issuance of shares of Tumbleweed common stock, including the conversion of warrants and options to purchase shares of Valicert common stock into warrants and options to purchase shares of Tumbleweed common stock, in accordance with the provisions of the merger agreement, as well as other matters to be voted upon at the annual meeting. A copy of the merger agreement is attached as Annex A to this joint proxy statement /prospectus.

Valicert Special Meeting

The purpose of the Valicert special meeting is to adopt and approve the merger agreement and approve the merger, including the merger of Velocity Acquisition Sub with and into Valicert with Valicert as the surviving corporation. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.

Solicitation of Proxies; Expenses

All shares of Tumbleweed common stock represented by properly executed proxies received prior to or at the Tumbleweed annual meeting, and not duly and timely revoked, and all shares of Valicert common stock represented by properly executed proxies received prior to or at the Valicert special meeting, and not duly and timely revoked, will be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated on a properly executed returned proxy, the proxy will be voted for the respective proposals.

Any proxy given pursuant to this solicitation may be revoked at any time before the proxy is voted. Attendance at the Tumbleweed annual meeting or the Valicert special meeting will not in and of itself constitute a revocation of a proxy. Please note, however, that if a stockholder’s shares are held of record by a broker, bank or other nominee and the stockholder wishes to vote at the meeting, the stockholder must bring to the meeting a letter from the broker, bank or other nominee confirming the stockholder’s beneficial ownership of the shares and that the broker, bank or other nominee is not voting the shares.

The stockholder meetings may be adjourned for the purpose of soliciting additional proxies. Shares represented by proxies voting against the approval of the merger agreement and the related transactions will be voted against a proposal to adjourn the relevant stockholder meeting for the purpose of soliciting additional proxies.

Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of common stock beneficially owned by others to forward to such beneficial owners. Tumbleweed and Valicert may reimburse persons representing beneficial owners of common stock for their costs of forwarding solicitation materials to such beneficial owners.

Each of Tumbleweed and Valicert will bear its own costs of soliciting proxies and mailing and the costs and expenses incurred in connection with the filing and printing of this joint proxy statement/prospectus will be jointly borne by Tumbleweed and Valicert.

To the extent necessary to ensure sufficient representation at their respective stockholder meetings, the officers of Tumbleweed or Valicert may request, pursuant to interviews by telephone, facsimile or otherwise, the return of proxy cards. The extent to which this will be necessary depends entirely upon how promptly proxy cards are returned. Stockholders are urged to send in their proxies without delay. Tumbleweed and Valicert also may engage a proxy solicitor to assist in the solicitation of proxies for their respective meetings. Tumbleweed and Valicert expect the cost of this solicitation to be approximately $20,000, which cost will be shared equally by Tumbleweed and Valicert.

Neither Valicert stockholders nor Tumbleweed stockholders should send in any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of stock certificates for Valicert common stock will be mailed to Valicert stockholders as soon as practicable after the consummation of the merger.

MATTERS TO BE DISCUSSED AT THE TUMBLEWEED ANNUAL MEETING

Proposal 1: Issuance of Shares of Tumbleweed Common Stock in the Merger with Valicert

On February 18, 2003, the Tumbleweed board of directors adopted a resolution approving the issuance of shares of Tumbleweed common stock in the merger with Valicert. These shares will not be issued unless the merger is completed. This share issuance proposal is being submitted for approval by the stockholders of Tumbleweed pursuant to the requirements of the National Association of Securities Dealers applicable to companies with securities quoted on The Nasdaq National Market. The affirmative vote of the holders of a majority of the shares of Tumbleweed common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the issuance of shares of Tumbleweed common stock pursuant to the merger.

For a detailed description of the merger, please see the section of this document entitled “The Merger and the Related Transactions” beginning on page 44.

THE TUMBLEWEED BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ISSUANCE OF TUMBLEWEED STOCK IN THE MERGER WITH VALICERT.

Proposal 2: Election of Directors

The Tumbleweed board of directors is currently comprised of seven directors. The Tumbleweed certificate of incorporation divides the board into three classes: Class I, Class II and Class III, with members of each class serving staggered three-year terms. One class of directors is elected by the stockholders at each annual meeting to serve a three-year term or until their successors are duly elected and qualified.

The Class I directors, Jeffrey C. Smith and Kenneth R. Klein, will stand for reelection at the 2003 annual meeting. Mr. Smith is a co-founder of Tumbleweed and has served as chairman of the board of directors of Tumbleweed since 1993. Mr. Klein is the Chief Operating Officer of Mercury Interactive and has served on the Tumbleweed board of directors since February 2000.

If any nominee for any reason is unable to serve, or for good cause will not serve, as a director, the proxies may be voted for such substitute nominee as the proxy holder may determine. We are not aware of any nominee who will be unable to serve, or for good cause will not serve, as a director.

The names of the nominees for election as Class I directors at the 2003 annual meeting and of the incumbent Class II and Class III directors, and certain information about them as of March 12, 2003, are set forth on page 123. The Class II directors, Dr. Rieman and Mr. Scullion, will stand for reelection or election at the 2004 annual meeting. The Class III directors, Mr. Marquardt, Mr. O’Grady and Mr. Greendale, will stand for reelection or election at the 2005 annual meeting.

Directors are elected by a plurality of the votes cast at the annual meeting. The two director nominees who receive the greatest number of affirmative votes at the annual meeting will be elected. Abstentions and broker non-votes, if any, will not affect the outcome of the vote on the election of directors.

THE TUMBLEWEED BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH NAMED NOMINEE FOR CLASS I DIRECTOR.

Proposal 3: Ratification of Selection of Independent Auditors

The Tumbleweed board of directors has selected KPMG LLP as our independent auditors for the fiscal year ending December 31, 2003 and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the Tumbleweed annual meeting. KPMG LLP has audited our financial statements since 1997. Representatives of KPMG LLP are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Stockholder ratification of the selection of KPMG LLP as our independent auditors is not required by the Tumbleweed bylaws or otherwise. The Tumbleweed board, however, is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee of the Tumbleweed board and the board itself will reconsider whether or not to retain that firm. Even if the selection is ratified, the audit committee and the board in their discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of us and our stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Tumbleweed annual meeting will be required to ratify the selection of KPMG LLP.

THE TUMBLEWEED BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE SELECTION OF KPMG LLP AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003.

INDEPENDENCE OF MERGER PROPOSAL FROM OTHER PROPOSALS

The completion of the merger is not conditioned upon the effecting or approval of the other proposals by the Tumbleweed stockholders set forth above.

MATTERS TO BE DISCUSSED AT THE VALICERT SPECIAL MEETING

Proposal 1: Adoption and Approval of the Merger Agreement and Approval of the Merger with Tumbleweed

The Valicert board of directors unanimously determined that the merger is advisable and fair to, and in the best interests of, Valicert and its stockholders, adopted and approved the merger agreement and the merger, and declared that it is in the best interests of Valicert’s stockholders that you adopt and approve the merger agreement and approve the merger on the terms set forth in the merger agreement.

For a detailed description of the merger, please see the section of this document entitled “The Merger and the Related Transactions” beginning on page 44.

The adoption of the merger agreement and approval of the merger will require the affirmative vote of the holders of a majority of the outstanding shares of Valicert common stock.

THE VALICERT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION AND APPROVAL OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

THE MERGER AND THE RELATED TRANSACTIONS

This section of the joint proxy statement/prospectus highlights selected information regarding the proposed merger and may not contain all of the information that is important to you. We encourage you to read the entire joint proxy statement/prospectus for a complete description of the merger. You should also review the other available information referred to in the section entitled “Where You Can Find More Information” on page 196.

Background of the Merger

In March 2002, Mr. Doug Sabella, the then President of Tumbleweed Communications Corp., informally contacted Mr. Joseph Amram, the then Chief Executive Officer of Valicert, Inc., to discuss the possibility of a business combination. Thereafter, members of Tumbleweed’s management team met with members of Valicert’s management team. The parties reviewed potential synergies from a business combination and discussed respective sales strategies, product offerings, organizational structures and personnel. Based on these discussions, the parties entered into a Mutual Non-Disclosure Agreement and agreed to conduct preliminary due diligence.

From March 2002 through May 2002, management of each company met various times to conduct preliminary due diligence and exchange information.

In April 2002, Valicert retained SoundView Technology Corporation to act as its financial advisor in connection with a potential business combination with Tumbleweed, and Tumbleweed retained Bear, Stearns & Co. Inc. to act as its financial advisor.

On June 3, 2002, the board of directors of Tumbleweed met and discussed the status of negotiations with Valicert. During the discussions, Mr. David Marquardt, a member of the Tumbleweed board of directors, informed the Tumbleweed board that August Capital L.P., the investment fund where he was a general partner, was a significant stockholder of Valicert. Consequently, the board approved the formation of a special committee of independent directors that excluded Mr. Marquardt to review and evaluate a potential business combination with Valicert.

Later in June 2002, Tumbleweed and Valicert terminated discussions regarding a potential business combination.

On December 18, 2002, Mr. Jeff Smith, Chief Executive Officer of Tumbleweed, and Mr. Sabella met with Mr. John Vigouroux, Valicert’s new and current President and Chief Executive Officer, to discuss any potential mutual interest in a merger. The parties discussed their respective market positions and financial resources. The parties agreed to continue further discussions regarding a potential business combination.

On January 7, 2003, members of Tumbleweed’s management again met with members of Valicert’s management to discuss renewed interest in a potential business combination. The parties discussed their respective businesses and the strategic rationale and potential benefits of a potential business combination. In addition, due diligence continued and the parties began to discuss some of the material terms of the proposed merger, including the exchange ratio range, the termination provisions and the operations of the companies during the period after a definitive agreement was signed and prior to consummation or termination of the merger.

On January 13, 2003, Messrs. Smith and Sabella met with Mr. Vigouroux to continue discussion related to a potential business combination. The discussion related primarily to the exchange ratio range and to identifying those members of Valicert’s executive team that would continue with the merged company if the merger proceeded. Mr. Vigouroux also discussed compensation and benefits of Valicert executives and the possible effect of a merger on outstanding options granted to Valicert executives. Messrs. Smith and Sabella discussed past practices regarding executive compensation in previous Tumbleweed transactions and the current market in executive compensation practices. The parties agreed this issue required further discussion in part because each Valicert executive contributed different skills and experiences to the operation of Valicert’s business. Furthermore, each Valicert executive was compensated differently in both amount and structure; therefore, the varying circumstances of each Valicert executive required further discussion in terms of their continued role with the combined company and compensation upon a potential business combination. Due diligence of each company ensued.

On January 17, 2003, representatives of Tumbleweed and Skadden, Arps, Slate, Meagher & Flom LLP, Tumbleweed’s legal advisors, met with representatives of Valicert and Gray Cary Ware & Freidenrich LLP, Valicert’s legal advisors, at the offices of Skadden, Arps, to discuss various legal and business issues with respect to the proposed terms of the possible business combination. The primary business issues discussed included the exchange ratio, the termination provisions, and the payment of the merger-related fees and expenses to be incurred by the parties. Negotiations on the post-merger percentage ownership of the combined company and the exchange ratio related primarily to the historical contribution of each company on a combined basis. The primary legal issues discussed included the scope of the representations and warranties to be given by each company and the implications associated with Valicert’s stock trading on the Nasdaq SmallCap Market. The liquidity and timing issues of Valicert also were reviewed. In separate discussions, Mr. Sabella spoke with individual Valicert executives to discuss their work at Valicert, analyze their potential contributions to Tumbleweed and learn more about existing compensation arrangements. Due diligence discussions continued.

On January 21, 2003, the Tumbleweed board of directors and its special committee met to discuss the renewed discussions regarding a potential business combination with Valicert. The special committee discussed the potential merits of a business combination with Tumbleweed management and agreed to continue discussions with Valicert. Tumbleweed executives began to formulate a plan and approach regarding compensation of Valicert executives with the purpose of maximizing the post-merger financial performance of Tumbleweed.

From January 21 through January 30, 2003, Mr. Sabella met with various members of the Valicert management team to continue discussions regarding the proposed merger, including the potential market opportunities and strategic synergies that the combined company could pursue, the risks and issues associated with the transaction, the governance and management of the combined company and the strategic direction and vision for the combined company. Mr Sabella also discussed with various Valicert executives potential compensation packages and treatment of Valicert options granted to Valicert executives. In addition, discussions continued between the parties regarding the exchange ratio, the severance terms for certain Valicert officers and the operation of the companies during the period between signing a definitive agreement and the consummation or termination of the merger. Due diligence discussions continued.

On January 23, 2003, Tumbleweed retained RBC Capital Markets to prepare a fairness opinion in connection with a proposed merger with Valicert.

On January 23, 2003, the Valicert board of directors convened a meeting with senior management and representatives of Gray Cary and SoundView Technology Corporation to discuss the terms of the proposed merger with Tumbleweed. The board of directors discussed the prospects of a merger, the principal terms of the merger, including the exchange ratio and the termination provisions, and alternatives to the merger, including, raising additional funds. During that discussion, Mr. Johnston, a member of Valicert’s board and a venture capitalist with August Capital, disclosed that one of his partners, Mr. Marquardt, is a member of Tumbleweed’s board of directors. Mr. Johnston recused himself from the meeting prior to the Valicert board of directors instructing Valicert’s management with respect to the proposed terms of the merger.

On January 24, 2003, the Tumbleweed special committee convened a meeting with senior management and representatives of Skadden, Arps to discuss the terms of a proposal for a merger with Valicert. At the meeting, the board continued to discuss the role of the special committee of independent directors in evaluating a potential merger and after further consideration determined to further limit the composition of the special committee membership to Mr. Chris Greendale, Mr. Ken Klein, Mr. Standish O’Grady and Ms. Deborah Reiman. The board of directors and its special committee discussed the prospects of a merger, due diligence matters, the potential risks involved and valuation issues.

On January 29, 2003, the Tumbleweed special committee convened a meeting with senior management, its financial advisers, and representatives of Skadden, Arps to discuss the status of negotiations with Valicert and the most recently proposed terms for the merger agreement. The board of directors and its special committee evaluated alternatives and discussed issues and due diligence matters related to valuation and structure of the proposed merger. The special committee also considered compensation incentives required to retain and motivate Valicert executives and the potential effects on Tumbleweed employees.

On February 5, 2003, Tumbleweed and Valicert signed an exclusivity agreement and each began a comprehensive due diligence review of the other company. Furthermore, Tumbleweed, Valicert and their respective legal and financial advisors met in the offices of Skadden, Arps to address various issues. These issues included general due diligence matters, the exchange ratio, Valicert’s capitalization, the Valicert and Tumbleweed officers and directors who would be required to sign the form of voting agreement and the severance terms for certain officers of Valicert.

From February 5, 2003 through February 18, 2003, each company’s management team and their respective financial and legal advisors met in person or by telephone with their counterparts to conduct due diligence, which included customer inquiries, technology reviews, and extensive financial due diligence. During the same time period, each company’s management team and their respective financial and legal advisors negotiated the terms of the merger and the transactions associated with the merger. The negotiated terms included the form of non-competition agreement, the form of employment agreements, each company’s respective representations and warranties, and the termination provision of the merger agreement. Tumbleweed executives continued to discuss compensation issues with Valicert executives, including accelerated vesting of Valicert options, bonuses and terms of offer letters from Tumbleweed.

On February 7, 2003, senior management from Tumbleweed and Valicert and their respective financial and legal advisors met at the offices of Gray Cary for management presentations regarding their respective business models, financial performances and marketing strategies. Management from both parties and their financial advisors were given the opportunity to ask questions and perform further business and financial due diligence.

On February 11, 2003, the Valicert board of directors conducted a conference call with Mr. Conley, and representatives of Gray Cary and SoundView Technology Corporation regarding the status of the negotiations including the exchange ratio, the severance terms for certain Valicert officers, and their termination provisions.

On February, 13, 2003, Mr. Sabella, Mr. Greg Capitolo, Chief Financial Officer of Tumbleweed, Mr. Bernard Cassidy, Vice President and General Counsel of Tumbleweed, Mr. Vigouroux, Mr. Tim Conley, Chief Financial Officer of Valicert, representatives of Gray Cary, representatives of Skadden, Arps and representatives of SoundView Technology Corporation, met in the offices of Skadden, Arps. Valicert management and their legal and financial advisors articulated their position on many open issues related to the merger agreement, including representations and warranties, termination provisions, closing conditions, the termination provisions of the voting agreements and the exchange ratio. Valicert at this time expressed the potential need for a loan from Tumbleweed in order to ensure adequate funds through the completion of the merger. Tumbleweed advised Valicert that any loan arrangement would result in a reduction in the post merger percentage ownership of the combined company and the exchange ratio that Tumbleweed would be prepared to offer in the proposed merger and such a reduction would result in a negative effect on the value offered to Valicert stockholders in the proposed merger. Tumbleweed management and their legal advisors expressed their views on the issues raised by Valicert. The parties reached agreement on certain issues related to representations and warranties, termination provisions and the voting agreements. The parties agreed to continue to review and discuss their positions on the exchange ratio and closing conditions.

On February 13, 2003, the Tumbleweed board of directors and its special committee met to consider, among other previously planned items, the status of, and issues that arose during the course of, negotiations with Valicert’s management team. The board of directors asked the Tumbleweed management team to assess various aspects of the proposed merger. The Tumbleweed board of directors elected not to approve the transaction based on the terms then proposed and directed management to continue pursuing negotiations with the Valicert management team with a view to issuing not more than a 24% ownership interest in Tumbleweed to Valicert stockholders. The board’s request was guided in part by the perceived need of Valicert to obtain additional cash resources quickly, which would limit the alternatives available to Valicert other than to accept the merger terms proposed by Tumbleweed, and the concern of the Tumbleweed board not to dilute the ownership interests or reduce the return on equity of existing Tumbleweed stockholders any more than necessary to consummate the transaction with Valicert. The board also discussed the need, as a practical matter, to provide a premium to the then-trading price of Valicert in order to complete a transaction, and the possibility that the absence of a premium paid to Valicert stockholders might increase the possibility that the Valicert board would reject the merger proposal and the transaction would not be consummated. Furthermore, the board discussed the critical importance of retention and compensation of Valicert employees to the success of the combined company after the merger. Concern for providing adequate incentives to Valicert employees were weighed against the Tumbleweed board’s desire to be particularly attentive to the impact of such retention and compensation policies on existing Tumbleweed employees. The board considered the need to preserve options reserved for issuance under existing Tumbleweed stock option plans for Tumbleweed stockholders and their goal of not diluting or compromising the value such options reserved for issuance represented to existing Tumbleweed employees. The Tumbleweed board also considered the detrimental effect that any then unknown liabilities would have on the value of the merger to Tumbleweed stockholders. In contrast, the Tumbleweed board also discussed the prospects of achieving revenue synergies through the acquisition of a complementary product lines from Valicert and the potential areas of cost reduction that would translate into improved profitability for Tumbleweed and incremental value created for Tumbleweed stockholders. Mr. Sabella continued to discuss and negotiate potential compensation terms with Valicert executives, including grants of Tumbleweed options, severance benefits, bonuses and starting base salaries. The parties also discussed job responsibilities and reporting relationships post-merger.

On February 14, 2003, the Valicert board of directors met to consider the most recent terms of the merger proposed by Tumbleweed. Representatives of Gray Cary and SoundView Technology Corporation also participated in the meeting, and SoundView Technology Corporation presented its financial analysis with respect to the business combination and delivered its preliminary fairness opinion, to be updated at Valicert’s board meeting to approve the merger. Valicert’s board of approved continuing negotiations based on the terms presented and approved the formation of a special committee of independent directors, consisting of Ms. Magdalena Yesil, Mr. Taher Elgamal and Mr. John Johnston, to review and negotiate the final terms of the proposed merger with Tumbleweed and, as appropriate, consider and recommend other alternatives for the company. Management was directed to obtain, if possible, a 25% ownership interest in Tumbleweed post merger for Valicert stockholders and to forego a loan from Tumbleweed if the loan would have a negative impact on the exchange ratio.

On February 15, 2003, representatives of Skadden, Arps and Gray Cary met in the offices of Skadden, Arps to discuss further revisions and comments to the merger agreement. Issues discussed included due diligence matters, representations and warranties of both parties, payment of fees and expenses related to the merger and closing conditions required by each party. Due diligence of each party continued. Management of Valicert then withdrew its request for a loan from Tumbleweed. Executives from both companies spent significant time discussing and negotiating in order to eliminate the difference in the post merger percentage ownership interest proposed by each company and compensation of Valicert executives post merger. The parties began to review formal terms of employment in draft agreements.

On February 18, 2003, the Tumbleweed board of directors met to consider the revised terms of the merger. The special committee of independent directors then met separately to discuss and consider the merger. Mr. Sabella advised the board of directors that he did not believe that Valicert would agree to less than 24% of

Tumbleweed, which would translate into an exchange ratio of .385, and further advised them that in his view further negotiations on this point were futile. The special committee of independent directors considered and unanimously approved the merger agreement, the merger, and the related transactions and recommended its approval by the full board of directors. The Tumbleweed board of directors then reconvened the meeting, and unanimously approved the merger agreement, the merger and the related transactions. Representatives from Skadden, Arps and RBC Capital Markets also participated in the board meeting. Representatives from RBC Capital Markets presented a financial analysis with respect to the business combination and delivered its fairness opinion.

On February 18, 2003, the Valicert board of directors met to consider the revised terms of the merger. The special committee of independent directors then met separately to discuss and consider the merger. The special committee of independent directors unanimously approved the merger agreement, the merger, and the related transactions and recommended its approval by the full board of directors. The full Valicert board then reconvened the meeting, and unanimously approved the merger agreement, the merger, and the related transactions. Representatives of Gray Cary and SoundView Technology Corporation participated telephonically in the board meeting. Representatives from SoundView Technology Corporation delivered its updated fairness opinion prior to the approval by the special committee and full board of Valicert. Valicert executives also received formal offer letters for employment at Tumbleweed effective upon consummation of the merger based on ongoing compensation discussions prior to execution of the merger agreement.

On February 18, 2003, Tumbleweed and Valicert executed and delivered the merger agreement, and issued a joint press release announcing the execution of the merger agreement and the proposed merger.

Because of the many issues and individuals involved with the negotiations, it is impossible to isolate the effect of any one variable on the process and to quantify its effects on the value to be realized by stockholders if the merger is completed. During the course of negotiations, Tumbleweed and Valicert discussed contracts and agreements necessary to consummate the transaction involving Tumbleweed, Valicert or their respective employees or stockholders, including the merger agreement (described on pages 77 through 91), the voting agreements (described on page 89) and letters offering employment at Tumbleweed for certain Valicert employees (described on pages 65 through 68). The discussions pursued prior to December 2002 appear to have been too preliminary and premature to have a meaningful effect on the final transaction terms. Thereafter, interest for both companies increased as it became clear that the products of each company could be complementary and that cost structure of each company could be rationalized on a combined basis. Moreover, the limited cash resources of Valicert rendered completion of the transaction or, alternatively, a substantially dilutive financing, necessary in the near future.

In this context, the discussions in early January of the post merger percentage ownership by Valicert stockholders of the combined company were in the range of between 21% and 25%, based primarily on the perceived historical contribution of each company to the combined companies after the merger. These discussions continued throughout the process as management of each company gained further understanding of the business of the other company. Thereafter, the board of directors and management of each company sought to enhance the position of its company through extensive negotiations and resolution of open negotiation issues and due diligence concerns.

It is difficult to meaningfully compare the percentage ranges of post merger ownership as negotiations progressed in part because of a differing positions of each company with respect to the characterization or treatment of outstanding options, e.g. use of the treasury method, use of a fully-diluted calculation that includes all options as outstanding, or the exclusion of invested options or options that were substantially out of the money. There was also uncertainty as to the number of options that would be required after completing the merger to retain the employees necessary to run the combined companies. However, in late January, the range of Tumbleweed consideration generally moved to between 22% and 25%, as due diligence matters and option treatment were further resolved.

In early February, these ranges were further discussed as a result of, among other things, Valicert’s potential need for a loan. In this regard, Tumbleweed advised Valicert that it would require further adjustment to the proposed percentage based on the amount of funds Valicert determined it needed to complete the merger. In mid February, the percentages narrowed when Valicert determined that it would not require a loan from Tumbleweed to proceed with the merger. On February 13th, the proposed percentage discussed by Valicert management was 25%. This proposal was not accepted by the Tumbleweed board of directors. Tumbleweed then proposed a 23% ownership interest in the combined company, which the Valicert board of directors did not accept. On February 18th, the percentage proposed by management to the Tumbleweed board of directors of 24%, which translates into an exchange ratio of .385, was approved based on management’s perception that further negotiation at a lower percentage was futile and the belief that consummation of the merger as proposed was in the best interests of the Tumbleweed stockholders. On February 18th, this percentage was approved by the Valicert board in light of, among other things, the negotiations completed to date and the alternatives then available to Valicert.

Any increase in the percentage of Tumbleweed issuable to Valicert would further dilute the Tumbleweed stockholders. An increase in the percentage would also make the transaction less likely to be accretive to the Tumbleweed stockholders. By contrast, an increase in the percentage would increase the premium realizable on the Valicert shares after giving effect to the exchange.

On April 21, 2003, Tumbleweed announced that Mr. Vigouroux will become the President and Chief Operating Officer of Tumbleweed upon consummation of the merger.

On April 22, 2003, Tumbleweed and Valicert executed an amendment to the merger agreement, which is contained in Annex A to this joint proxy statement/prospectus, to provide for the subsequent merger of the Valicert subsidiary into Tumbleweed.

Reasons for the Merger

General

The boards of directors of Tumbleweed and Valicert each approved the merger agreement, found the merger to be fair, advisable and in the best interests of, the applicable company and its stockholders, and resolved to recommend that the stockholders of the applicable company vote in favor of the Tumbleweed merger proposal or the Valicert merger proposal, as the case may be.

In reaching their separate decisions, each board consulted with its senior management, legal advisors and financial advisors and considered a number of factors. In view of the complexity and wide variety of information and factors, both positive and negative, considered by each board, neither board found it practical to qualify, rank or otherwise assign any relative or specific weights to the factors it considered. In addition, neither board reached any specific conclusion with respect to each of the factors it considered, or any aspect of any particular factor. Instead, each board conducted an overall analysis of the factors it considered. In considering those factors, individual members of each board may have given weight to different factors. Each board considered all of those factors as a whole and believed that those factors supported its decision.

The factors considered by each board were not identical to the factors considered by the other board. However, both boards identified a number of potential material benefits, common to both companies and their respective stockholders, that both boards expect will result from the merger, as well as a number of risks affecting both companies in connection with the merger and certain other considerations common to both companies. These benefits, risks and other considerations are described immediately below. Following the discussion of those matters, the separate factors, both positive and negative, that each board separately considered are described. This section, read as a whole, includes the material factors considered by each board in approving the merger.

Joint Reasons for the Merger

Both boards believe that the combination of Tumbleweed and Valicert will create a stronger, more competitive industry participant, based on the potential benefits of the merger, including:

•	the opportunity to preserve and enhance stockholder value by combining two complementary businesses;

•	the complementary nature of the products, services, technologies, operating requirements, and vendors of Tumbleweed and Valicert;

•	the opportunity to provide an integrated product and service offering that addresses a much wider range of customer requirements for secure business communication over the internet than either company could provide alone, thus increasing the value that can be provided to customers;

•	the potential for the merger to increase the ability of each company to achieve profitability;

•	the opportunity to reduce overhead and other costs;

•	the potential for increasing Valicert’s separate revenues as a result of increased financial strength provided by Tumbleweed;

•	the potential for cross-selling opportunities;

•	the potential for increasing customer reliance through technology and vendor consolidation;

•	credibility from each company’s strong reputation in the secure internet communication industry; and

•	similarities in corporate structure.

In the course of their separate deliberations, each board considered the following factors:

•	the substantial charges and costs to be incurred in connection with the merger, including costs of integrating the businesses and legal, accounting and other transaction expenses arising from the merger;

•	the prospects of the subject company on a stand-alone basis, including potential risks and rewards associated with remaining independent in the face of industry-wide consolidation;

•	the nature of the industry in which Tumbleweed and Valicert operate and the belief of the boards that greater size and resources are increasingly required for companies to successfully compete in this industry;

•	current financial market conditions and historical market prices, volatility and trading information with respect to Tumbleweed common stock;

•	results of the due diligence investigation conducted by management, accountants, legal counsel, and financial advisors;

•	the percentage ownership of the combined company of the stockholders of Tumbleweed and Valicert; and

•	possible alternative means of achieving the anticipated benefits of the merger, including the possibility of a combination with other companies and possible strategic alliances that would not involve a combination.

Both boards also recognize the risks inherent in the transaction, including:

•	the risk that the potential benefits of the merger may not be realized;

•	the need to achieve significant cost reductions in order for the combined company to realize the potential benefits of the merger and to become profitable;

•	the uncertain current and prospective market environment for Tumbleweed and Valicert products and services;

•	the risk of declining sales revenues;

•	the risk that Tumbleweed and Valicert would not be able to integrate their respective products, technology and organizations;

•	the risk of management and employee disruption associated with the merger, including the risk that despite the efforts of the combined company, key technical, sales and management personnel might not remain employed by the combined company;

•	the impact of the merger on the customers and vendors of Tumbleweed, Valicert and the combined company;

•	the risk that the merger may not be consummated, notwithstanding the voting agreements obtained from stockholders;

•	the risk that if the merger is not completed, actions taken by Tumbleweed and Valicert to prepare for the merger could substantially weaken both Tumbleweed and Valicert as independent companies;

•	the potential effect of the non-solicitation covenants in deterring other potential acquirers from proposing an alternative transaction to Valicert that might be more advantageous to the stockholders of Valicert; and

•	the other risks described in this joint proxy statement/prospectus under in the section entitled “RISK FACTORS.” Both boards determined that the potential benefits of the merger outweighed the potential risks.

Each board also determined that the provisions of the merger agreement, including the exchange ratio, the parties’ representations and warranties, covenants, and the conditions to their respective obligations, were the reasonable product of arm’s length negotiations. Each board concluded that the terms of the relevant documents reasonably protected the interests of the applicable company’s stockholders and did not present any significant impediments to proceeding with the merger considering all of the circumstances.

Reasons for Tumbleweed Engaging in the Merger

In addition to the joint reasons for the merger, Tumbleweed’s board believed that the combined company would benefit from the following:

•	access to Valicert’s installed base of customers;

•	access to the experience and skills of Valicert’s management team;

•	immediate, significant presence in the secure data transfer and certificate validation market, which does the following:

•	complements Tumbleweed presence in the secure messaging market segment;

•	provides a point of entry in a new, growing market segment;

•	enhances opportunity to command a larger share of the secure internet communication sector as a whole; and

•	increased product breadth in secure Internet communication solutions for existing Tumbleweed customers.

Tumbleweed’s board reviewed a number of additional factors in evaluating the merger, including the following:

•	information concerning Valicert’s business, financial performance and condition, particularly its potential for profitability, cash balances, cash flow, operating performance, technological capabilities and management experience;

•	potential for the combined company to reduce costs, eliminate infrastructure redundancies and increase operating efficiency;

•	the consideration Tumbleweed will issue in the merger in light of comparable merger transactions;

•	Tumbleweed’s senior management views regarding integration of Valicert;

•	structure and terms of the merger and its effect on existing Tumbleweed stockholder value, including the following:

•	exchange ratio of the merger and the dilutive effect of issuing additional Tumbleweed stock on existing Tumbleweed stockholders;

•	capital and resources required for the merger and the potential revenue and cost synergies expected from the merger;

•	options grants for Valicert employees required to implement the merger and the effect on existing Tumbleweed stock option plans and option holders; and

•	outstanding and available Valicert options and the potential effect on existing Tumbleweed stockholders of assuming such options in the merger; and

•	advice given by its financial advisors, Bear, Stearns & Co. Inc. and RBC Capital Markets, particularly the analysis performed by and the opinion of RBC Capital Markets (the full text of which is attached as Annex B to this joint proxy statement/prospectus) to the effect that, as of February 18, 2003, the consideration to be paid by Tumbleweed in the proposed merger was fair, from a financial point of view, to Tumbleweed.

The foregoing discussion of factors considered by the Tumbleweed board of directors is not intended to be exhaustive, but is intended to include the material factors considered. The Tumbleweed board of directors did not find it practical to and did not quantify or otherwise assign relative weight to the specific factors considered and individual directors may have given different weight to different factors.

The Tumbleweed board of directors also considered a number of uncertainties, including the challenges of combining the businesses of the corporations and the risk of diverting management resources from other strategic opportunities and operational matters for an extended period of time. For further discussion of these risks, see the section of this document entitled “Risk Factors.”

Recommendation of the Tumbleweed Board and Special Committee

After due consideration, the Tumbleweed board of directors and the special committee of the board of directors, comprised of Mr. Chris Greendale, Mr. Ken Klein, Mr. Standish O’Grady and Ms. Deborah Rieman, both separately approved the merger and the related transactions and determined that the merger was fair to and in the best interests of Tumbleweed and its stockholders. Accordingly, the Tumbleweed board of directors and its special committee of disinterested directors unanimously recommend that Tumbleweed stockholders vote “FOR” approval of the issuance of Tumbleweed common stock pursuant to the merger agreement.

Reasons for Valicert Engaging in the Merger

Valicert’s management has considered a number of alternatives for enhancing its competitive position. The Valicert board of directors believes that the combined strength and potential of Valicert and Tumbleweed presents a significant opportunity for its stockholders, customers and employees, particularly given the complementary nature of the two companies’ products and the alignment of their strategic and operational plans. The Valicert board of directors identified several potential benefits for the Valicert stockholders, employees and customers that it believes would result from the merger. These potential benefits include:

•	providing Valicert stockholders with shares of Tumbleweed common stock in an exchange that is generally expected to be tax-free, which at the time the parties signed the merger agreement represented a premium over the market price for Valicert common stock;

•	the ability of the combined company to enhance Valicert’s ability to grow its revenue and achieve profitability, by utilizing Tumbleweed’s sales and marketing strength to expand sales;

•	the ability of the combined company to offer complementary product lines, which presents the opportunity to increase the breadth of products offered and expand the customer base;

•	the ability of the two companies to combine their technological resources to develop new products with increased functionality and bring them to market faster; and

•	the presence of complementary customers with strong cross-selling opportunities that may be enhanced by the availability to the combined company of greater resources for product marketing and distribution.

Valicert’s board reviewed a number of additional factors in evaluating the merger, including:

•	information concerning Tumbleweed’s business, financial performance and condition, particularly its potential for profitability, cash balances, cash flow, operating performance, technological capabilities and management experience;

•	potential for the combined company to reduce costs, eliminate infrastructure redundancies and increase operating efficiency;

•	structure and terms of the merger and its effect on existing Valicert stockholder value, including the following:

•	the exchange ratio of the merger;

•	the options to be granted by Tumbleweed to Valicert employees to implement the merger; and

•	the absence of a reciprocal termination fee from Tumbleweed; and

•	advice given by SoundView Technology Corporation, particularly its analysis and opinion (the full text of which is attached as Annex C to this joint proxy statement/prospectus) to the effect that, as of February 18, 2003, the consideration to be paid by Tumbleweed in the proposed merger was fair, from a financial point of view, to Valicert;

•	the impact on Valicert, including its cash position and viability as a going concern, if the merger is not consummated, especially in light of the absence of a reciprocal termination fee from Tumbleweed; and

•	the effect of the $1 million termination fee possibly precluding other potential acquirors from proposing an alternative transaction to Valicert that might be more advantageous to the stockholders of Valicert.

The foregoing discussion of factors considered by the Valicert board of directors is not intended to be exhaustive, but is intended to include the material factors considered. The Valicert board of directors did not assign relative weight to the specific factors considered and individual directors may have given different weight to different factors.

The Valicert board of directors also considered a number of uncertainties, including the challenges of combining the businesses of the corporations and the risk of diverting management resources from other strategic opportunities and operational matters for an extended period of time. For further discussion of these risks, see the section of this document entitled “Risk Factors.”

Recommendation of the Valicert Board and Special Committee

After due consideration, the Valicert board of directors and the special committee of independent directors of the board of directors, comprised of Mr. Taher Elgamal, Mr. John Johnston and Ms. Magdalena Yesil, both separately approved the merger agreement and the merger and the related transactions by a unanimous vote and both determined that the merger agreement and the merger and the related transactions were in the best interests of Valicert and its stockholders. Accordingly, the Valicert board of directors and its special committee of independent directors unanimously recommend that Valicert stockholders vote “FOR” approval and adoption of the merger agreement and the merger and the related transactions.

Opinion of Tumbleweed’s Financial Advisor

Pursuant to an engagement letter dated January 23, 2003, RBC Dain Rauscher Inc., a division of RBC Capital Markets, was retained by Tumbleweed to furnish an opinion as to the fairness, from a financial point of view, of the exchange ratio.

On February 18, 2003, RBC rendered its opinion to Tumbleweed’s board of directors, that, as of such date and based on the procedures followed, factors considered and assumptions made by RBC and certain other limitations, the exchange ratio was fair, from a financial point of view, to Tumbleweed. A copy of RBC’s written opinion is attached as Annex B to this document and is incorporated into this document by reference. Tumbleweed stockholders are urged to read the opinion of RBC carefully and in its entirety.

RBC’s opinion was provided for the information and assistance of Tumbleweed’s board of directors in connection with its consideration of the merger. RBC’s opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the merger. RBC’s opinion related solely to the exchange ratio. RBC did not review, nor did its opinion in any way address, other merger terms or arrangements, including, without limitation, the financial or other terms of any employment or non-competition agreement with Valicert management or any break-up or termination fee. Further, RBC’s opinion did not address, nor should it be construed to address, the relative merits of the underlying decision by Tumbleweed to engage in the merger compared to any alternative business strategies or transaction in which Tumbleweed might engage. RBC was not authorized to, and did not solicit any other potential participants relative to a business combination with Tumbleweed or provide any advisory services with respect to the merger. RBC was not engaged as an agent or fiduciary of Tumbleweed’s stockholders or any other third party.

In rendering its opinion, RBC assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided by Tumbleweed and Valicert (including, without limitation, the financial statements and related notes thereto of Tumbleweed and Valicert). RBC did not assume responsibility for independently verifying and did not independently verify this information. With respect to the data and discussions relating to the business prospects and financial outlook of Tumbleweed and Valicert, upon advice of Tumbleweed, RBC assumed that such data was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Tumbleweed and Valicert as to the future financial performance of Tumbleweed and Valicert, respectively, and that Tumbleweed and Valicert will perform substantially in accordance with such financial data and estimates. RBC expressed no opinion as to such financial data and estimates or the assumptions on which they were based. RBC was provided limited long-term projections on Valicert’s business; thus, RBC could not prepare a discounted cash flow analysis as a means to value Valicert.

RBC did not assume responsibility for, and did not perform, any independent evaluation or appraisal of any of the respective assets or liabilities of Tumbleweed or Valicert, nor was RBC furnished with any evaluations or appraisals. RBC expressed no opinion regarding the liquidation value of any entity. RBC did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of Tumbleweed or Valicert. Additionally, RBC was not asked to and did not consider the possible effects of any litigation or other contingent matters.

RBC’s opinion speaks only as of the date of such opinion, and is based on market conditions as they existed as of February 14, 2003 (the last trading day preceding the finalization of the analysis) and the information supplied to RBC as of the date of its opinion, and is without regard to market, economic, financial, legal or other circumstances or events of any kind or nature which may exist or occur after such date. RBC has not undertaken to reaffirm or revise its opinion or otherwise comment upon events occurring after the date of the opinion and

RBC does not have any obligation to update, revise or reaffirm its opinion. RBC expressed no opinion as to the price at which shares of Tumbleweed common stock have traded or at which such shares may trade following the announcement or consummation of the merger.

For purposes of its opinion, RBC assumed that the merger will be a tax-free reorganization for U.S. federal income tax purposes. RBC assumed that the executed merger agreement will be in all material respects identical to the last draft reviewed by RBC. RBC also assumed that the merger will be consummated pursuant to the terms of the merger agreement, without material amendments thereto and without waiver by any party of any material conditions or obligations thereunder.

In arriving at its opinion, RBC:

•	reviewed and analyzed the financial terms of a draft dated as of February 18, 2003 of the merger agreement;

•	reviewed and analyzed certain publicly available financial and other data with respect to Tumbleweed and Valicert and certain other historical operating data relating to Tumbleweed and Valicert made available to RBC from published sources and from the internal records of Tumbleweed;

•	conducted discussions with members of the senior management of Valicert with respect to the business prospects and financial outlook of Valicert independently and as combined;

•	conducted discussions with members of the senior management of Tumbleweed with respect to the business prospects and financial outlook of Tumbleweed independently and as combined;

•	received and reviewed financial forecasts prepared by Valicert’s management and adjustments made by Tumbleweed management, on the potential future performance of Valicert as a stand alone entity;

•	received and reviewed financial forecasts prepared by Tumbleweed’s management on the potential future performance of Tumbleweed as a stand alone entity, and compared such forecasts with publicly available institutional investment research estimates;

•	reviewed the reported prices and trading activity for Tumbleweed common stock and Valicert common stock;

•	compared the implied historical exchange ratios between Tumbleweed’s common stock and Valicert’s common stock with the exchange ratio provisions of the merger agreement; and

•	reviewed selected market valuation metrics of Valicert, Tumbleweed and other comparable publicly-traded companies and their securities.

In arriving at its opinion, in addition to reviewing the matters listed above, RBC performed the following analyses:

•	reviewed the financial terms and valuation metrics, to the extent publicly available, of certain comparable merger transactions with those stated or implied by the merger agreement;

•	compared selected valuation metrics of comparable publicly-traded companies with those implied by the merger agreement;

•	compared the premiums implied by the per share merger consideration and exchange ratio with those paid in selected precedent transactions;

•	compared the relative contribution to selected income statement items for each of Tumbleweed and Valicert with their pro forma ownership in the combined company; and

•	considered the projected pro forma effect of the merger on the combined company’s earnings per share.

In addition, RBC conducted such other analyses and examinations and considered such other financial, economic and market criteria as RBC deemed necessary in arriving at its opinion.

In delivering its opinion to the Tumbleweed board of directors, RBC prepared and delivered to Tumbleweed’s board of directors written materials containing various analyses and other information material to the opinion. The following is a summary of these materials, including information presented in tabular format. To understand fully the summary of the financial analyses used by RBC, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analysis.

Transaction Overview

Giving effect to the exchange ratio of 0.385, the implied value of the consideration offered to Valicert was determined to be $0.46 per share of Valicert common stock (based on the closing price for Tumbleweed common stock on February 14, 2003). Based on the number of outstanding Valicert common shares and common share equivalents, RBC calculated the aggregate implied value of the stock consideration payable in the merger for Valicert common stock to be approximately $12.0 million (or $12.9 million assuming an estimated value of $0.9 million for the up to one million new Tumbleweed common stock options to be granted to Valicert employees after the closing of the merger). RBC calculated the implied enterprise value of Valicert, including the estimated value of the new Tumbleweed options, to be approximately $10.1 million. Based on the exchange ratio, the common shares issued to current holders of Valicert common shares would represent 24% of the Tumbleweed common shares outstanding on a pro forma combined basis. Taking into account common shares, options and other dilutive securities on a fully diluted basis using the Treasury Stock Method of Accounting, per the exchange ratio, new securities issued by Tumbleweed would represent 24% on a pro forma combined basis.

Historical Trading Analysis

RBC reviewed the price performance of Valicert common stock since Valicert’s initial public offering in July 28, 2000. RBC compared Valicert’s price performance to the Nasdaq and to a comparable company group over selected periods. RBC also reviewed the historical implied exchange ratio (as defined by Valicert’s closing price per share divided by Tumbleweed’s closing price per share) over selected time periods. RBC provided summaries of the average stock trading history of Valicert common stock price and the average implied exchange ratios including:

	Valicert Share Price	Implied Historic Exchange Ratio
Closing price on February 14, 2003	$0.43	0.358
One month average	0.46	0.337
Two month average	0.39	0.277
Three month average	0.37	0.264
Six month average	0.39	0.337
One year average	0.63	0.344
52 week high	1.55
52 week low	0.20

Precedent Transaction Analysis

RBC compared implied enterprise values to revenue multiples and equity values to net income and tangible book value multiples relating to the proposed merger of Tumbleweed and Valicert with multiples of the same operating data of target companies in selected merger and acquisition transactions involving companies in the network security industry that were completed within the past two years and that had transaction values between $5 million and $50 million, which RBC deemed comparable to the transaction between Tumbleweed and Valicert. Financial data regarding the precedent transactions was taken from SEC filings, press releases, public databases, RBC institutional research and other Wall Street sources. In analyzing the low, median, mean and high values for the transactions, five transactions were deemed to meet the aforementioned criteria, including: NetIQ Corp.’s acquisition of Marshal Software Ltd.; SafeNet, Inc.’s acquisition of Cylink Corp.; Clearswift Corp.’s acquisition of Baltimore Technologies plc’s Content Technologies Division; SafeNet, Inc.’s acquisition of

Pijnenburg Securealink, Inc.; and SonicWALL, Inc.’s acquisition of RedCreek Communications, Inc. The following presents the resulting selected transaction multiples:

	Comparable Companies				Valicert(1)
	Low	Median	Mean	High
Enterprise value to last twelve months revenue	0.8x	2.2x	1.8x	2.9x	0.8x
Equity value to last twelve months net income	NM	NM	NM	NM	NM
Equity value to tangible book value	2.4x	2.4x	2.4x	2.4x	6.4x

(1)	Based on the value implied by the exchange ratio.

Comparable Company Analysis

RBC analyzed selected valuation metrics implied by the exchange ratio relative to corresponding metrics observed in a selected group of publicly traded companies in the security software industry that RBC deemed for purposes of its analysis to be comparable to Valicert. The group of comparable companies for Valicert included: RSA Security, Inc., ActivCard Corp., Netegrity, Inc., Entrust, Inc., Aladdin Knowledge Systems Ltd. and Vasco Data Security International, Inc. In this analysis, RBC compared:

•	enterprise value of Valicert, expressed as a multiple of revenue in calendar year 2002 and projected revenue in calendar year 2003, to the low, median, mean and high multiples of enterprise values of the comparable companies implied by the public trading price of their common stock, expressed as a multiple of the same operating data,

•	share price of Valicert expressed as a multiple of net income per share in calendar year 2002 and projected net income per share in calendar year 2003, to the low, median, mean and high multiples of share prices of the comparable companies, expressed as a multiple of the same operating data, and

•	equity value of Valicert, expressed as a multiple of tangible book value, to the low, median, mean and high multiples of equity values of the comparable companies, expressed as a multiple of the same operating data.

Multiples of future revenue and net income data for Valicert were based on projections provided by the management of Valicert as adjusted by Tumbleweed management and, for the comparable companies, from publicly available research analyst estimates. The following table presents the resulting selected valuation data:

Comparable Companies
	Low	Median	Mean	High	Valicert(1)
Enterprise value to 2002 revenue	0.2x	0.9x	0.9x	1.6x	0.8x
Enterprise value to estimated 2003 revenue	0.2x	0.8x	0.8x	1.2x	0.7x
Share price to 2002 net income per share	NM	NM	NM	NM	NM
Share price to estimated 2003 net income per share	42.1x	42.1x	42.1x	42.1x	NM
Equity value to tangible book value	0.8x	1.6x	2.8x	6.7x	6.4x

(1)	Based on the value implied by the exchange ratio.

Premiums Paid Analysis

Stock Price Premiums: RBC conducted an analysis of comparable merger stock price premiums by examining the terms of 36 selected acquisitions of publicly traded businesses in the software and services industries from 2001 through 2003, having transaction values between $5 million and $50 million, which RBC considered reasonably comparable to the transaction. RBC compared the proposed transaction equity value per share to Valicert’s stock price one day prior, one week prior, one month prior and one week average and one month average prior to public announcement.

As presented below, the low, median, mean and high results for these transactions are compared to the implied premium for Valicert over a corresponding time period:

	Implied Premiums (Discount)
	Comparable Companies
	Low		Median	Mean	High	Valicert(1)
Spot premium, one day prior to announcement	-	57.5%	41.5%	58.5%	243.8%		7.4%
Spot premium, one week prior to announcement	-	59.4%	51.7%	68.7%	261.4%	-	1.7%
Spot premium, one month prior to announcement	-	47.4%	55.0%	78.5%	532.8%		0.4%
Average premium, one week prior to announcement	-	55.0%	50.9%	64.0%	254.3%		3.8%
Average premium, one month prior announcement	-	51.7%	48.4%	60.8%	223.9%		0.8%

(1)	Based on the value implied by the exchange ratio.

Exchange Ratio Premiums: RBC conducted an analysis of exchange ratio premiums paid for 16 stock-for-stock acquisitions of publicly traded businesses in the software and services industries from 2001 through 2003, having transaction values between $5 million and $50 million, which RBC considered reasonably comparable to the transaction. RBC compared the proposed exchange ratio to the implied exchange ratios one day prior, one week prior, one month prior and one week average and one month average prior to public announcement. Whereas the stock price premiums described above take into account the historical changes in only Valicert’s stock price, the exchange ratio premiums take into account changes in the historical implied exchange ratio, which is derived from the historical stock prices of both Tumbleweed and Valicert.

The low, median, mean and high results for the comparable transactions are compared to the implied premiums of Valicert as follows:

	Implied Premiums (Discount)
	Comparable Companies
	Low		Median	Mean	High	Valicert(1)
One day before announcement	-	57.5%	37.3%	52.0%	173.0%	7.4%
One week before announcement	-	58.7%	44.0%	55.1%	183.9%	-1.7%
One month before announcement	-	38.4%	53.2%	77.0%	314.3%	23.9%
Average of one week before announcement	-	52.9%	45.2%	55.7%	178.4%	5.1%
Average of one month before announcement	-	48.8%	53.5%	56.0%	255.0%	14.1%

(1)	Based on the value implied by the exchange ratio.

Pro Forma Analyses

Contribution Analysis: RBC analyzed the relative contribution of each of Valicert and Tumbleweed in terms of various financial statement metrics relative to the pro forma metrics for the combined company for the full calendar years 2002 and 2003. The financial statement categories included revenue, gross profit, earnings before interest and taxes, and net income. RBC observed that, based upon the stock consideration payable pursuant to the merger agreement, Valicert stockholders (on a fully-diluted basis using the Treasury Stock Method of Accounting) will receive 24.3% of the shares of the combined company. The following is a summary of this analysis for calendar years 2002 and 2003:

	Calendar Year 2002		Estimated Calendar Year 2003
	Tumbleweed	Valicert	Tumbleweed(1)	Valicert(2)
Revenue	67.7%	32.3%	66.0%	34.0%
Gross Profit	67.4%	32.6%	61.8%	38.2%
Earnings before interest and taxes	NM	NM	NM	NM
Net Income	NM	NM	NM	NM

(1)	Estimated data per Tumbleweed management.
(2)	Estimated data per Valicert management, as adjusted by Tumbleweed management.

Accretion/Dilution: RBC analyzed the pro forma effects resulting from the proposed transaction on the projected earnings per share of the combined company for 2003 using quarterly profit and loss estimates provided by Valicert management as adjusted by Tumbleweed management and estimates for Tumbleweed provided by Tumbleweed management. For illustrative purposes, RBC assumed that the transaction would close on June 30, 2003. In addition, based on Tumbleweed management estimates, RBC included adjustments to the pro forma combined model to account for:

•	adjustments in revenue to account for factors such as GAAP revenue recognition policies for revaluing deferred revenue of acquired companies;

•	potential cost synergies, and

•	lost interest income due to cash costs associated with the transaction.

Based on this analysis, excluding the impact of one-time and non-cash items, the transaction would not delay Tumbleweed’s profitability and would be accretive to pro forma earnings for calendar year 2003 relative to the projected stand-alone earnings per share of Tumbleweed.

Other Considerations

The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial consideration of the analyses or summary description. RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion.

In view of the wide variety of factors considered in connection with its evaluation of the fairness of the merger consideration from a financial point of view, RBC did not find it practicable to assign relative weights to the factors considered in reaching its opinion. No single company or transaction used in the above analyses as a comparison is identical to Tumbleweed or Valicert or the proposed merger. The analyses were prepared solely for purposes of RBC providing an opinion as to the fairness of the exchange ratio, from a financial point of view, to Tumbleweed and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.

In connection with its analyses, RBC made, and was provided by Tumbleweed’s management, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Tumbleweed’s or Valicert’s control. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Tumbleweed, Valicert, or their advisors, none of Tumbleweed, Valicert, RBC, or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

RBC, a member company of RBC Capital Markets, is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In 2000, RBC acted as co-manager of Tumbleweed’s common stock public offering and acted as financial advisor to Tumbleweed in its acquisition of Interface Systems, Inc, for which RBC received a customary fee. In the ordinary course of business, RBC acts as a market maker and broker in the publicly traded securities of Tumbleweed and receives customary compensation in connection therewith. RBC and its affiliates also actively trade securities of Tumbleweed for their own accounts or the accounts of their customers and, accordingly, may from time to time hold a long or short position in those securities. RBC also provides research coverage relating to the common stock of Tumbleweed.

Pursuant to the engagement letter, Tumbleweed is to pay RBC a nonrefundable fee of $150,000 upon the rendering of its opinion. Payment of this fee to RBC was not contingent upon the closing of the merger. Whether or not the transaction closes, Tumbleweed has agreed to reimburse RBC for its out-of-pocket expenses and to indemnify RBC against certain liabilities relating to or arising out of services performed by RBC in connection with the merger. The terms of the engagement letter were negotiated at arms length between Tumbleweed and RBC, and Tumbleweed’s board of directors was aware of this fee arrangement at the time of its approval of the merger agreement.

Opinion of Valicert’s Financial Advisor

Valicert retained SoundView Technology Corporation to act as financial advisor and, if requested, to furnish an opinion as to the fairness, from a financial point of view, of the exchange ratio provided for in the merger with Tumbleweed. The Valicert board of directors selected SoundView to act as Valicert’s financial advisor based on SoundView’s qualifications, expertise and reputation as well as its knowledge of the technology industry. On February 14, 2003, at the meeting of the board of directors held to evaluate the proposed merger, SoundView delivered to the Valicert board of directors an oral and written preliminary opinion, to the effect that, as of February 14, 2003, based upon the facts and circumstances as they existed at that time, and subject to the assumptions made, matters considered and limits of review set forth in the opinion, the exchange ratio was fair, from a financial point of view, to Valicert stockholders. On February 18, 2003 at 8:30 a.m., PST, SoundView was asked to deliver an updated fairness opinion to the Valicert board of directors based upon the facts and circumstances as they existed at that time, subject to the assumptions made. The amount of the consideration was determined through negotiations between Tumbleweed and Valicert and was not a result of recommendations by SoundView.

The full text of the opinion delivered by SoundView to the Valicert board of directors dated February 18, 2003, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by SoundView in rendering its opinion, is attached as Annex C to this document and is incorporated herein by reference.

SoundView’s opinion is directed to the Valicert board of directors and addresses only the fairness, from a financial point of view, to the stockholders of Valicert, of the exchange ratio. In furnishing its opinion, SoundView did not admit that it is an expert within the meaning of the term “expert” as used in the Securities Act, nor did it admit that its opinion constitutes a report or valuation within the meaning of the Securities Act.

The summary of SoundView’s opinion set forth below is qualified by reference to the full text of its opinion in Annex C. Valicert stockholders are urged to read the opinion carefully in its entirety.

In arriving at its opinion, SoundView:

•	reviewed the merger agreement and the specific terms of the merger set forth therein;

•	reviewed the accompanying exhibits to the merger agreement, including but not limited to the voting agreements;

•	reviewed Valicert’s financial and operating information for the three-year period ended December 31, 2001 and the nine-month period ended September 30, 2002, as stated in filings with the Securities and Exchange Commission;

•	reviewed Tumbleweed’s financial and operating information for three-year period ended December 31, 2001 and the nine-month period ended September 30, 2002, as stated in filings with the Securities and Exchange Commission;

•	reviewed Valicert’s and Tumbleweed’s financial and operating information for the three-month period ended December 31, 2002 as stated in their respective press releases;

•	reviewed certain financial and operating information relating to the businesses, operations and prospects of Valicert, including forecasts and projections, provided to us by the management of Valicert;

•	reviewed certain financial and operating information relating to the businesses, operations and prospects of Tumbleweed, including forecasts and projections, provided to us by the management of Valicert;

•	reviewed certain publicly available financial information relating to certain other companies we deemed to be reasonably similar to Valicert and Tumbleweed and the trading markets for certain of such companies’ securities;

•	reviewed the financial terms of the merger and compared them with the financial terms, to the extent publicly available, of certain recent mergers and acquisitions that we deemed relevant;

•	conducted discussions with certain members of senior management of Valicert and Tumbleweed concerning their respective businesses and operations, assets, present condition and future prospects; and

•	performed such other analyses, examinations and procedures, reviewed such other agreements and documents, and considered such other factors as we have deemed, in our sole judgment, to be necessary, appropriate or relevant to render the opinion set forth herein.

In addition, SoundView took into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation in general. The opinion of SoundView was necessarily based upon economic, market, financial and other conditions as they existed and could be evaluated on the date the opinion was given. SoundView assumed no responsibility to update or revise its opinion based upon events or circumstances occurring after the date and time of delivery of its opinion.

In arriving at its opinion, SoundView did not make, obtain or assume any responsibility for any independent evaluation or appraisal of the properties and facilities or any of the assets and liabilities of either Valicert or Tumbleweed. SoundView assumed and relied upon the accuracy and completeness of the financial and other information supplied to or otherwise used by it in arriving at its opinion and did not attempt independently to verify, or undertake any obligation to verify, such information. SoundView relied upon the assurances of the managements of Valicert and Tumbleweed that they were not aware of any facts that would make such information inaccurate or misleading.

In addition, SoundView assumed that the forecasts and projections provided to SoundView by Valicert and reviewed by SoundView represent the best currently available estimates and judgements of Valicert’s and Tumbleweed’s management as to the future financial condition and results of operations of Valicert and Tumbleweed, and have assumed that such forecasts and projections have been reasonably prepared based on such currently available estimates and judgements. SoundView assumed no responsibility for and expressed no view as to such forecasts and projections or the assumptions on which they are based.

SoundView did not express any opinion as to the prices at which Valicert’s and Tumbleweed’s stock will trade prior to or subsequent to the closing of the merger. SoundView’s opinion does not constitute a recommendation of the merger over any other alternative transactions which may be available to Valicert, does not address the underlying business decision of the board of directors of Valicert to proceed with or effect the merger, or constitute a recommendation to the stockholders of Valicert as to how such stockholders should vote or as to any other action such stockholders should take regarding the merger.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances involved. Fairness opinions are therefore not necessarily susceptible to partial analysis or summary description. Accordingly, SoundView believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or of the following summary, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses performed by SoundView in connection with its opinion. In arriving at its opinion, SoundView did not attribute any particular quantitative weight to any analyses or factors considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.

The analyses performed by SoundView are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by the analyses. The analyses were prepared solely as part of the SoundView analysis of the fairness to the stockholders of Valicert, from a financial point of view, of the exchange ratio. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be acquired.

In accordance with customary investment banking practice, SoundView employed generally accepted valuation methods in reaching its opinion. The following is a brief summary of the material financial analyses performed by SoundView in connection with providing its opinion to the Valicert board of directors on February 18, 2003. Some of the summaries of the financial analyses include information presented in tabular format. To fully understand the financial analyses, the tables should be read together with the text of each summary. Considering the data set forth in the tables without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses.

Analyses of the Merger Parties’ Relative Contribution

SoundView examined certain historical and projected financial information of Valicert, Tumbleweed, and the combined entity. SoundView analyzed the pro forma contribution of Valicert to Tumbleweed’s actual and projected software license revenue, total revenue and gross profit for the calendar year ended December 31, 2002, the quarter ended December 31, 2002 and the projected calendar year ending December 2003. For each of these operating metrics, SoundView calculated a corresponding percentage contribution and then derived an exchange ratio which provided Valicert stockholders with a corresponding percentage ownership in the combined entity, after adjusting for the cash net of debt contribution of each company. Specifically, using the software license revenue metric, SoundView determined a relative equity contribution range of 14.2% to 20.6%, implying an exchange ratio range of 0.200 to 0.312. Using the total revenue metric, SoundView determined a relative equity contribution range of 17.6% to 20.3%, implying an exchange ratio range of 0.257 to 0.307. Using the gross profit metric, SoundView determined a relative equity contribution range of 17.7% to 22.8%, implying an exchange ratio range of 0.260 to 0.356. SoundView observed that the implied exchange ratios ranged between 0.200 and 0.356.

Analyses of Comparable Publicly Traded Companies

SoundView prepared a comparable company analysis to analyze Valicert’s and Tumbleweed’s implied valuation relative to a group of publicly traded companies that SoundView deemed (for purposes of its analysis) to be comparable to Valicert and Tumbleweed. The companies analyzed by SoundView in connection with this analysis were:

Security Software Companies:	Integration Infrastructure Companies:
Entrust, Inc.	IONA Technologies PLC
Netegrity, Inc.	Mercator Software, Inc.
RSA Security Inc.	Persistence Software, Inc.
SonicWALL, Inc.	Plumtree Software, Inc.
WatchGuard Technologies, Inc.	SeeBeyond Technology Corporation
Vitria Technology, Inc.

In this analysis, SoundView calculated enterprise value multiples based on actual and projected revenue in calendar years 2002 and 2003, respectively, of the above comparable companies. Based on the range of these comparable company multiples and on Tumbleweed’s and Valicert’s actual and projected revenue in calendar years 2002 and 2003, respectively, SoundView calculated the implied enterprise value, equity value and stock price per share for both Tumbleweed and Valicert. The implied exchange ratio range was calculated from the implied stock prices per share. SoundView’s calculation of Valicert’s exchange ratio was based on Valicert’s cash net of debt of $1.5 million as of December 31, 2002 and 26.1 million diluted shares outstanding, and on Tumbleweed’s cash net of debt of $29.1 million as of December 31, 2002 and 31.4 million diluted shares outstanding.

SoundView analyzed the comparable company enterprise value to revenue multiples and, based upon certain subjective factors (in particular, the elimination of multiples at the extreme high and low ends of the applicable range and modification of the resulting range of multiples as it deemed appropriate), selected what SoundView believed to be an appropriate multiple range of 0.2x to 0.8x for both calendar year 2002 and 2003.

SoundView observed that based upon the analyses of comparable publicly traded companies, the implied exchange ratio ranged between 0.103 and 0.444.

Analysis of Comparable Transactions

Using publicly available information, SoundView analyzed the purchase price and multiples paid in comparable merger and acquisition transactions announced between October 30, 2001 and January 27, 2003 with transaction values ranging between $5.4 million and $128.2 million. The targets involved in these transactions were vendors of software and related services and the financial performance of these targets at the time of their respective transaction was, in SoundView’s judgment, generally comparable to Valicert’s performance. The transactions analyzed by SoundView were:

Acquiror	Target	Date Announced
Gores Technology Group	Resonate Inc.	1/27/03
Rocket Holdings, LLC	Resonate Inc.	12/24/02
Sybase, Inc.	AvantGo, Inc.	12/20/02
Certegy Inc.	Netzee, Inc.	12/09/02
MetaSolv, Inc.	Orchestream Holdings plc	12/09/02
MAPICS, Inc.	Frontstep, Inc.	11/25/02
Enghouse Systems Limited	Syntellect Inc.	11/06/02
SafeNet, Inc.	Cylink Corporation	10/30/02
SSA Global Technologies, Inc.	Infinium Software, Inc.	10/28/02
Microsoft Corporation	Vicinity Corporation	10/22/02
Progress Software Corporation	eXcelon Corporation	10/21/02
Borland Software Corporation	Starbase Corporation	10/09/02
Geac Computer Corporation Limited	Extensity, Inc.	8/26/02
Symbol Technologies, Inc.	@POS.com, Inc.	7/19/02
Micromuse Inc.	Riversoft plc	6/19/02
Documentum, Inc.	Bulldog, Inc.	12/03/01
International Business Machines Corporation	CrossWorlds Software, Inc.	10/30/01

For each of the target companies in the selected transactions, SoundView calculated a multiple of enterprise value to last-twelve-months (LTM) and next-twelve-months (NTM) revenue, if available, as of the date that the transaction was announced. Enterprise value for each of the comparable transactions was computed based on the respective equity value less cash net of debt as of the latest actual balance sheet available. Based on the range of these transactions multiples, on Valicert’s actual and projected revenue in calendar years 2002 and 2003, and on the trading price for Tumbleweed common stock at 8:30 a.m., PST on February 18, 2003 of $1.35, SoundView calculated the implied exchange ratio range for Valicert. SoundView’s calculation of Valicert’s exchange ratio was based on Valicert’s cash net of debt of $1.5 million as of December 31, 2002 and 26.1 million diluted shares outstanding.

SoundView analyzed the comparable company enterprise to LTM and NTM revenue multiples and, based upon certain subjective factors (in particular, the elimination of multiples at the extreme high and low ends of the applicable range and modification of the resulting range of multiples as it deemed appropriate), selected what SoundView believed to be an appropriate multiple range of 0.3x to 1.2x (for both LTM and NTM).

SoundView observed that based upon the analysis of comparable transactions, the implied exchange ratio ranged between 0.163 and 0.520.

Premiums Paid Analysis

SoundView compared the implied premium based on the exchange ratio payable to holders of Valicert common stock with the median premiums paid from approximately 70 software transactions announced since January 1, 2001. In this analysis, SoundView assumed an announcement date of February 18, 2003 at 8:30 a.m., PST, and Tumbleweed’s stock price per share of $1.35. SoundView compared Valicert’s common stock price implied by the median premiums paid for the target’s stock price in the precedent transactions one day, one month, three months and six months prior to announcement. The median premiums paid were 41.3%, 62.1%, 42.0% and 9.5%, respectively.

SoundView observed that based upon the median premiums paid in the precedent transactions, and Valicert’s historical stock price one day, one month, three months and six months prior to announcement, the implied exchange ratio ranged between 0.235 and 0.552.

Pro forma Merger Analysis

SoundView analyzed the pro forma impact of the merger on the estimated statements of operations of Tumbleweed for the quarters ending September 30, 2003 and December 31, 2003. Based on information provided by Valicert’s management, Valicert’s estimated operating results were adjusted to reflect certain accounting rules which limit the recognition of deferred revenues pro forma for the merger. In addition, the analysis included certain reductions in certain Valicert operating expenses which Valicert management believed would not continue on a pro forma basis. When assessing the proposed transaction, SoundView observed that, excluding the impact of transaction costs, goodwill impairment, non-recurring items, and the amortization of other tangibles and intangibles written-off in the acquisition, the pro forma impact of the merger on Tumbleweed’s estimated earnings per share for the quarters ending September 30, 2003 and December 31, 2003 was accretive by $0.02 for each quarter, based on an assumed closing date of June 30, 2003, excluding the effect of any revenue synergies and cost savings from headcount reductions.

These analyses were prepared solely for purposes of SoundView providing its opinion to the Valicert board of directors as to the fairness, from a financial point of view, of the exchange ratio, and do not purport to be appraisals or necessarily to reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Valicert, SoundView or any other person assumes responsibility if future results are materially different from those forecast. As described above, SoundView’s opinion to the Valicert board of directors was one of many factors considered by the board of directors in making its determination to approve the merger. The opinion should not be viewed as determinative of the views of the Valicert board of directors or management with respect to the merger consideration.

Pursuant to a letter agreement dated April 23, 2002 as amended May 24, 2002 and January 2, 2003, Valicert engaged SoundView to render its financial opinion in connection with the merger. Pursuant to the terms of the letter agreement, Valicert paid SoundView $250,000 upon delivery of the opinion and reimbursed SoundView for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel. In addition,

Valicert will pay SoundView an additional $250,000 upon consummation of the merger. Valicert has agreed to indemnify SoundView for certain liabilities that may arise out of the rendering of this opinion, including liabilities under the securities laws. SoundView also, from time to time, may in the future seek to perform certain financial advisory services for Valicert or Tumbleweed for which SoundView may receive a fee. In the ordinary course of business, SoundView may in the future publish research on Valicert or Tumbleweed, make a market in their common stock and, in connection with its market making activities, trade the securities of Valicert or Tumbleweed for its own account and for the accounts of its customers and, accordingly, may at any time hold a short or long position in such securities.

Tumbleweed Board of Directors

Upon the closing of the merger, Tumbleweed and Valicert agreed that necessary corporate action would be taken to appoint an additional director, designated by Valicert, to serve on Tumbleweed’s board of directors subject to the approval of the respective boards of directors of Tumbleweed and Valicert. Valicert has designated Mr. Taher Elgamal to join the board of the combined company. Tumbleweed is required to take all necessary corporate action required to appoint the director to its board of directors upon the closing of the merger.

Interests of Persons in the Merger

In considering the recommendations of the Valicert board of directors with respect to the merger agreement and the transactions associated with it, stockholders should be aware that certain members of the management of Valicert and the Valicert board of directors have certain interests in the merger that are in addition to, or different from, the interests of stockholders of Valicert.

Employment Related Interests

Valicert entered into employment agreements with John Vigouroux, David Jevans, Joseph (“Yosi”) Amram, Srinivasan (“Chini”) Krishnan, Timothy Conley and Denis Brotzel, which contain certain provisions regarding compensation to each such individual upon consummation of the merger. The terms of the employment agreements are summarized below.

John Vigouroux.    The employment agreement, effective through the closing of the merger, provides for the following terms:

•	an annual base salary of $190,000;

•	immediately prior to the merger, an amendment to Mr. Vigouroux’s stock option agreement with Valicert that provides for full vesting of all of Mr. Vigouroux’s unvested options to purchase shares of Valicert stock and an extension of the period of time to exercise these options to two years after the date of his termination of employment;

•	employment at-will; and

•	no other compensation or benefits other than as set forth above.

David Jevans.    The employment agreement, effective through the closing of the merger, provides for the following terms:

•	an annual base salary of $165,000;

•	immediately prior to the merger, a bonus payment of $139,000 will be paid and an amendment will be made to Mr. Jevan’s stock option agreement with Valicert that provides for full vesting of 100,000 of his unvested options and an extension of the period of time to exercise certain options to two years after the date of his termination of employment;

•	employment at-will; and

•	no other compensation or benefits other than as set forth above.

Joseph (“Yosi”) Amram.    The employment agreement, effective through the closing of the merger, provides for the following terms:

•	immediately prior to the merger, a bonus payment of $132,050 will be paid and an amendment to Mr. Amram’s stock option agreement with Valicert will be made that will provide for the full vesting of certain of his unvested options and an extension of the period of time in which he may exercise these options to two years after the closing of the merger;

•	upon consummation of the merger, the prior employment agreement with Valicert, dated August 27, 1997, will be terminated and no further payments will be due to Mr. Amram under that agreement; and

•	no other compensation or benefits other than as set forth above.

Srinivasan (“Chini”) Krishnan.    The employment agreement, effective through the closing of the merger, provides for the following terms:

•	an annual base salary of $165,000;

•	immediately prior to the merger, a bonus payment of $69,500 will be made and an amendment to Mr. Krishnan’s stock option agreement with Valicert that will provide for the full vesting of certain of his unvested options and extension of the period of time in which he may exercise these options to two years after the date of his termination of employment;

•	employment at-will; and

•	no other compensation or benefits other than as set forth above.

Timothy Conley.    The employment agreement, effective through the closing of the merger, provides for the following terms:

•	an annual base salary of $171,000;

•	immediately prior to the merger, a bonus payment of $264,100 will be made and an amendment to Mr. Conley’s stock option agreement with Valicert that will provide for full vesting of all of his unvested options and extension of the period of time in which he may exercise these options to two years after the date of his termination of employment;

•	employment at-will; and

•	no other compensation or benefits other than as set forth above.

Denis Brotzel.    The employment agreement, effective through the closing of the merger, provides for the following terms:

•	an annual base salary of $135,000;

•	immediately prior to the merger, an amendment to Mr. Brotzel’s stock option agreement with Valicert that will provide that the period of time in which he may exercise certain options will be extended to 12 months after the date of his termination of employment;

•	employment at-will; and

•	no other compensation or benefits other than as set forth above.

In addition, immediately prior to the signing of the merger agreement, each of John Vigouroux, David Jevans, Srinivasan (“Chini”) Krishnan, Tim Conley and Denis Brotzel signed offer letters with Tumbleweed providing these individuals with special employment rights effective upon consummation of the merger. The terms of the offer letters are summarized below.

John Vigouroux Offer Letter.    Mr. Vigouroux’s offer letter provides for the following terms upon the closing of the merger:

•	Tumbleweed will employ Mr. Vigouroux on an at-will basis as the Senior Vice President and General Manager of the Valicert business unit (notwithstanding the offer letter, based on additional operations planning conducted jointly by Tumbleweed and Valicert after execution of the merger agreement, Tumbleweed has since announced that Mr. Vigouroux will become the President and Chief Operating Officer of Tumbleweed upon consummation of the merger);

•	a base salary of $250,000 annually;

•	eligible for certain incentive compensation based on the attainment of specified performance targets;

•	a recommendation to the Tumbleweed board of directors that Mr. Vigouroux be granted an option to purchase 400,000 shares of Tumbleweed common stock;

•	in the event that Mr. Vigouroux’s at-will employment is terminated by Tumbleweed without cause or he resigns his employment for good reason, as such terms are defined in the offer letter, in exchange for a waiver and release of all potential claims against Tumbleweed, he will be entitled to the following:

•	12 months’ base salary at the rate then in effect at the time of termination or $250,000, whichever is greater;

•	12 months’ Tumbleweed-paid COBRA benefits;

•	the immediate vesting of 100,000 of the 400,000 shares of the option described above; and

•	an extended period of one year from the date of termination to exercise the vested and exercisable portion of the option; and

•	in the event that Mr. Vigouroux is terminated without cause or resigns for good reason within six months after a change in control, as such terms are defined in the offer letter, in addition to the severance benefits described above, he will receive immediate vesting of an additional 25% of the shares subject to the option described above.

David Jevans Offer Letter.    Mr. Jevan’s offer letter provides for the following terms upon the closing of the merger:

•	Tumbleweed will employ Mr. Jevans on an at-will basis in a position to be determined, reporting to the Senior Vice President and General Manager of the Valicert business unit (notwithstanding Mr. Jevan’s offer letter, based upon additional operations planning after execution of the merger agreement conducted jointly by Tumbleweed and Valicert, the parties currently expect that Mr. Jevans will become the Vice President of Marketing of Tumbleweed, reporting to the President and Chief Operating Officer of Tumbleweed, upon consummation of the merger);

•	a base salary of $180,000 annually;

•	eligible for certain incentive compensation based on the attainment of specified performance targets;

•	an annual bonus of $60,000 in each of the first four years of employment, contingent upon continued employment with Tumbleweed;

•	a recommendation to the Tumbleweed board of directors that Mr. Jevans be granted an option to purchase 170,000 shares of Tumbleweed common stock;

•	in the event that Mr. Jevan’s at-will employment is terminated by Tumbleweed without cause or he resigns his employment for good reason, as such terms are defined in the offer letter, in exchange for a waiver and release of all potential claims against Tumbleweed, he will be entitled to the following:

•	12 months’ base salary at the rate then in effect at the time of termination or $180,000, whichever is greater; and

•	12 months’ Tumbleweed-paid COBRA benefits; and

•	in the event that Mr. Jevans is terminated without cause or resigns for good reason within six months after a change in control, as such terms are defined in the offer letter, in addition to the severance benefits described above, he will receive immediate vesting of 25% of the shares subject to the aforementioned option.

Srinivasan (“Chini”) Krishnan Offer Letter.    Mr. Krishnan’s offer letter provides for the following terms upon the closing of the merger:

•	Tumbleweed will employ Mr. Krishnan as a Senior Advisor for a period of three months from the closing of the merger;

•	a base salary of $165,000, on an annualized basis, during the three-month term; and

•	so long as Mr. Krishnan’s employment is not terminated for cause, as defined in the offer letter, during the term of employment, in exchange for a waiver and release of all potential claims against Tumbleweed, he will be entitled to the following at the conclusion of the three month employment term:

•	12 months’ base salary;

•	12 months’ Tumbleweed-paid COBRA benefits; and

•	a bonus payment of $27,000.

Timothy Conley Offer Letter.    Mr. Conley’s offer letter provides for the following terms upon the closing of the merger:

•	Tumbleweed will employ Mr. Conley as a Senior Financial Advisor for a period of one month from the closing;

•	a base salary of $171,000, on an annualized basis, during the one-month term; and

•	as long as Mr. Conley is not terminated for cause, as defined in the offer letter, during the one month following the closing, Mr. Conley will continue to be employed as a consultant for a period of one year thereafter pursuant to the following terms:

•	12 months’ base salary;

•	a bonus payment of $27,000; and

•	eligible to participate in Tumbleweed’s employee benefits plans and programs, available to employees of Tumbleweed generally for a period of 12 months.

Denis Brotzel Offer Letter.    Mr. Brotzel’s offer letter provides for the following terms upon the closing of the merger:

•	Tumbleweed will employ Mr. Brotzel on an at-will basis in the position of Vice President, reporting to the Senior Vice President and General Manager of the Valicert business unit (notwithstanding Mr. Brotzel’s offer letter, based upon additional operations planning conducted jointly by Tumbleweed and Valicert after execution of the merger agreement, the parties currently expect that Mr. Brotzel will become the Vice President of Sales for Valicert products, reporting to the President and Chief Operating Officer of Tumbleweed, upon consummation of the merger);

•	a base salary of $135,000, on an annualized basis;

•	eligible for certain incentive compensation based on the attainment of specified performance targets;

•	if Mr. Brotzel’s at-will employment is terminated by Tumbleweed without cause, as defined in the offer letter, during the first 90 days of employment with Tumbleweed, in exchange for a waiver and release of all potential claims against Tumbleweed, he will be entitled to the following:

•	12 months’ base salary at the rate then in effect at the time of termination or $135,000, whichever is greater; and

•	12 months’ Tumbleweed-paid COBRA benefit; and

•	if Mr. Brotzel’s employment is terminated without cause any time after the first 90 days of employment with Tumbleweed, he will be entitled to the following:

•	four months’ base salary at the rate then in effect at the time of termination or $45,000, whichever is greater; and

•	four months’ Tumbleweed-paid COBRA benefits.

In accordance with FASB Interpretation No. 44 Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25, the acceleration of vesting, for employees that are expected to benefit from the acceleration, and the extension of the term of stock options held by these Valicert employees will require the recognition of stock-based compensation expense by Valicert, prior to the merger, for any of the modified options which have exercise prices below the fair value of Valicert stock as of the date of the modification. The compensation expense related to these modifications will depend on the price of Valicert’s common stock at the time of modification. Assuming that the options are modified on June 30, 2003, and that Valicert’s stock price is $0.52 per share, Valicert would record compensation expense of $166,000 with respect to these options. In addition to the accounting treatment by Valicert, all Valicert options that become vested upon consummation of the merger will be included in the purchase price in accordance with FASB Interpretation 44, Accounting For Certain Transactions Involving Stock Compensation.

Ownership Related Interests

August Capital L.P. and related parties own approximately an 8% interest in Valicert. David F. Marquardt, a member of the Tumbleweed board of directors, is a founding general partner of August Capital L.P. Mr. Marquardt was excluded from a special committee of the Tumbleweed board of directors that reviewed and evaluated the merger with Valicert. Mr. John Johnston, a member of the Valicert board of directors, is a general partner of August Capital L.P. Mr. Johnston was a member of the special committee of the Valicert board of directors that reviewed and evaluated the merger with Tumbleweed.

Indemnification Agreements

The merger agreement provides that Tumbleweed will indemnify, at all times after the effective time, directors and officers of Valicert or its subsidiaries from liabilities for acts or omissions occurring at or prior to the effective time of the merger to the same extent as provided in their respective certificates of incorporation, bylaws or any indemnification agreements existing as of the date of the merger agreement. In addition, from and after the time the merger becomes effective, directors and officers of Valicert who become directors or officers of Tumbleweed will be entitled to the same indemnification rights and directors’ and officers’ liability insurance as are provided to other directors and officers of Tumbleweed. The merger agreement also provides that Tumbleweed also agrees to maintain for at least six years after the effective time of the merger directors’ and officers’ liability insurance policies on substantially the same terms and conditions as Valicert’s insurance policies in effect on February 18, 2003, with respect to events occurring prior to the effective time of the merger, provided that Tumbleweed may substitute therefor policies of at least the same coverage containing terms and conditions, taken as a whole, that are materially no less advantageous; provided further that in no event shall Parent be required to maintain coverage in an amount greater than the amount agreed upon by Tumbleweed and Valicert in the merger agreement.

Appraisal Rights for Valicert Stockholders

Please find below a discussion regarding your appraisal rights in connection with the merger. Although the Delaware and California statutes discussed below each provide that you are entitled to appraisal rights under their respective terms, it is uncertain whether, to what extent, or how, your rights will be affected if you decide to exercise your appraisal rights under both Delaware and California law. As such, we strongly encourage you to seek legal counsel before you exercise your appraisal rights in either or both states.

Delaware

The Delaware General Corporation Law grants appraisal rights in the merger to the holders of Valicert common stock who object to the merger and follow certain procedures. Under the Delaware General Corporation Law, Valicert stockholders may object to the merger and demand in writing that Valicert pay the fair value of their shares. Fair value takes into account all relevant factors, but excludes any appreciation or depreciation in anticipation of the merger. Stockholders who elect to exercise appraisal rights must strictly comply with all of the applicable procedures to preserve those rights. These procedures are set forth in Section 262 of the Delaware General Corporation law, which is set forth in Annex D to this joint proxy statement/prospectus.

Failure to comply with the procedures set forth in Section 262 may cause a stockholder to lose its appraisal right. The following summary of appraisal rights and the related procedures is qualified by the provisions of Section 262, which you should review for a complete description of the procedures. Valicert will not give any notice to its stockholders relating to appraisal rights other than as described in this document and required by the Delaware General Corporation Law.

A stockholder who perfects his or her stockholder’s appraisal rights, if any, under the Delaware General Corporation Law will likely recognize gain or loss on the date of the merger in an amount equal to the difference between the “amount realized” and such stockholder’s adjusted tax basis in Valicert common stock. For this purpose, although there is no authority to this effect directly on point, the amount realized will likely be determined with reference to the trading value of the shares on the date of the merger. Ordinary interest income and/or capital gain (capital loss), assuming that Valicert common stock was held as capital assets, will likely be recognized by such stockholder at the time of actual receipt of payment, to the extent that such payment exceeds (or is less than) the amount realized on the date of the merger. Since the law in this area is substantially underdeveloped, there may be alternative U.S. federal income tax treatments, none of which is a clearly identifiable prominent alternative under current U.S. federal income tax law. Given the uncertain treatment under federal income tax law, a stockholder who determines to perfect appraisal rights should consult his or her advisor.

California

Valicert is subject to Section 2115 of the California Corporations Code, which makes certain portions of the California Corporations Code applicable, with limited exceptions, to a foreign corporation with more than half of its business conducted in the state and stockholdings held in the state, irrespective of the corporation’s state of incorporation. Section 2115 invokes the application of Chapter 13 of the California Corporations Code to the merger with respect to Valicert stockholders who elect to exercise dissenters’ rights. As Valicert meets the foregoing qualifications Section 2115 technically also entitles Valicert stockholders to dissenters’ rights under California law.

California law provides that stockholders may be entitled to receive cash equal to the fair market value of their Valicert common stock. Stockholders who elect to exercise dissenters’ rights must comply with all of the procedures to preserve those rights.

Chapter 13 sets forth the required procedure a stockholder exercising dissenters’ rights must follow. Making sure that you actually perfect your dissenters’ rights can be complicated. The procedural rules are specific and must be followed completely. Failure to comply with the procedure may cause a termination of your dissenters’ rights, We are providing you with only a summary of your rights and the procedure. The following information is qualified by the provisions of Chapter 13, a copy of which is attached as Annex E to this joint proxy statement/prospectus. Please review Chapter 13 for the complete procedure. Neither Tumbleweed nor Valicert will give you any notice other than as described in this joint proxy statement/prospectus and as required by the California Corporations Code.

Shares of Valicert common stock must satisfy each of the following requirements to qualify as dissenting shares under the California Corporations Code: (i) the shares must have been outstanding on the record date for the determination of the holders of Valicert common stock entitled to vote on the merger (and therefore options to purchase Valicert common stock exercised after the record date may not constitute dissenting shares); (ii) the shares must not have been voted in favor of the merger; (iii) the holder of such shares must make a written demand that Valicert repurchase the shares at fair market value and such demand must be received by Valicert within 30 days after notice of approval of the merger by the outstanding shares is mailed to the holder; and (iv) the holder of such shares must submit certificates for endorsement (as described below). A vote by proxy or in person against the merger does not in and of itself constitute a demand for appraisal under the California Corporations Code.

Pursuant to Sections 1300 through 1312 of the California Corporations Code, holders of dissenting shares may require Valicert to repurchase their dissenting shares at a price equal to the fair market value of such shares determined as of the day before the first announcement of the terms of the merger, excluding any appreciation or depreciation in consequence of the proposed merger, but adjusted for any stock split, reverse stock split or stock dividend which becomes effective thereafter.

Within 10 days following approval of the merger by the stockholders of Valicert, Valicert is required to mail each person who did not vote in favor of the merger a notice of the approval of the merger, a statement of the price determined by Valicert to represent the fair market value of dissenting shares determined as of the day before the first announcement of the terms of the merger (which shall constitute an offer by Valicert to purchase such dissenting shares at such stated price), a copy of sections 1300 through 1304 of the California Corporations Code, and a description of the procedures for such holders to exercise their rights as dissenting stockholders.

A stockholder who perfects his or her stockholder’s appraisal rights, if any, under the California Corporation Code will likely recognize gain or loss on the date of the merger in an amount equal to the difference between the “amount realized” and such stockholder’s adjusted tax basis in Valicert common stock. For this purpose, although there is no authority to this effect directly on point, the amount realized will likely be determined with reference to the trading value of the shares on the date of the merger. Ordinary interest income and/or capital gain (capital loss), assuming that Valicert common stock was held as capital assets, will likely be recognized by such stockholder at the time of actual receipt of payment, to the extent that such payment exceeds (or is less than) the amount realized on the date of the merger. Since the law in this area is substantially underdeveloped, there may be alternative U.S. federal income tax treatments, none of which is a clearly identifiable prominent alternative under current U.S. federal income tax law. Given the uncertain treatment under federal income tax law, a stockholder who determines to perfect appraisal rights should consult his or her advisor.

Stockholders who properly perfect appraisal rights or dissenters’ rights and who do not subsequently withdraw such appraisal rights or dissenters’ rights will not be entitled to surrender their shares of our common stock for payment in the manner otherwise provided in the merger agreement and described in this proxy statement.

Appraisal Rights Procedures for Valicert Stockholders

Delaware

If you are a Valicert stockholder and you wish to exercise your appraisal rights, you must comply with the provisions of Section 262 of the Delaware General Corporation Law. Section 262 requires, in part, the following:

1.    Written Demand for Appraisal.    You must deliver a written demand for appraisal to Valicert before the vote is taken at the special meeting. The written demand must be separate and apart from any vote against the merger.

2.    Refrain from Voting for Approval of the Merger.    You must not vote for approval of the merger agreement. If you vote in favor of the merger agreement, your right to appraisal will terminate, even if you previously submitted a written demand for appraisal.

3.    Continuously Hold Valicert Shares.    You must continuously hold your shares of Valicert stock from the date you make the demand for appraisal through the closing of the merger.

(a)  A written demand for appraisal of Valicert stock is only effective if it is delivered by, or for, the stockholder of record who owns such shares at the time the demand is made. The demand must be signed as the stockholder’s name appears on its stock certificate(s). If you are the beneficial owner of Valicert stock but not the stockholder of record, you must have the stockholder of record deliver a written demand for appraisal.

(b)  If you own Valicert stock in a fiduciary capacity, such as a trustee, guardian or custodian, you must disclose the fact that you are delivering the demand for appraisal in that capacity.

(i)  If you own Valicert stock with more than one person, such as in a joint tenancy or tenancy in common, the demand for appraisal must be made by or on behalf of all record owners. An authorized agent, which could include one or more of the joint owners, may deliver the demand for appraisal for the stockholder of record; however, the agent must expressly identify the stockholders of record and state that the agent is delivering the demand as agent for these stockholders.

(ii)  If you are a record owner, such as a broker, who holds Valicert stock as a nominee for others, you may exercise a right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In such a case, you should specify in the written demand the number of shares as to which you wish to demand appraisal and clearly identify the beneficial owners for whom you are demanding appraisal. If you do not expressly specify the number of shares, Valicert will assume that your written demand covers all the shares that are held in your name.

(iii)  You should address the written demand to Valicert, 1215 Terra Bella Avenue, Mountain View, California 94043, Attention: Timothy Conley, Chief Financial Officer. It is important that Valicert receive all written demands before the vote concerning the merger agreement is taken. As explained above, this written demand should be delivered by, or on behalf of, the stockholder of record. It should specify the stockholder’s name and mailing address, the number of shares of stock owned, and that the stockholder is demanding appraisal of such stockholder’s shares.

(iv)  If you fail to comply with any of these conditions and the merger becomes effective, you will only be entitled to receive the merger consideration provided for in the merger agreement.

4.    Written Notice.    Within 10 days after the closing of the merger, Tumbleweed must give written notice that the merger has become effective to each Valicert stockholder who has fully complied with the requirements of Section 262.

5.    Petition in the Chancery Court.    Within 120 days after the closing of the merger, either Tumbleweed or any Valicert stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery. This petition should request that the chancery court determine the value of the shares of Valicert stock held by all of the stockholders who are entitled to appraisal rights. If you intend to exercise your rights of appraisal, you should expect to file such a petition in the chancery court. Tumbleweed has no intention at this time to file such a petition. Because Tumbleweed has no obligation to file such a petition upon the merger, if no dissenting stockholder files such a petition within 120 days after the closing, all dissenting stockholders will lose their rights of appraisal and receive the merger consideration provided for in the merger agreement.

6.    Withdrawal of Demand.    If you change your mind and decide you no longer want appraisal rights, you may withdraw your demand for appraisal at any time within 60 days after the closing of the merger. You may also withdraw your demand for appraisal more than 60 days after the closing of the merger, but only with Tumbleweed’s written consent. If you effectively withdraw your demand for appraisal, you will receive the merger consideration provided for in the merger agreement.

7.    Request for Appraisal Rights Statement.    If you have complied with the conditions of Section 262, you will be entitled to receive a statement from Tumbleweed that sets forth the number of shares that have demanded appraisal and the number of stockholders who own those shares. In order to receive this statement, you must send a written request to Tumbleweed within 120 days after the closing of the merger. Tumbleweed must mail the statement within 10 days after it receives the request.

8.    Chancery Court Procedures.    If you or another stockholder properly files a petition for appraisal in the chancery court and delivers a copy to Tumbleweed, Tumbleweed will then have 20 days to provide the chancery court with a list of names and addresses of all stockholders who have demanded appraisal rights and have not reached an agreement with Tumbleweed as to the value of their shares. The chancery court will then send notice of the time and place fixed for the hearing of the petition to Tumbleweed and all of the stockholders in the list submitted to the chancery court. If the chancery court decides it is appropriate, it has the power to conduct a hearing to determine whether the stockholders have fully complied with Section 262 of the Delaware General Corporation Law and whether they are entitled to appraisal rights under that section. The chancery court may also require a dissenting stockholder to submit his or her stock certificate(s) to the Registry in Chancery so that it can note on the certificate(s) that an appraisal is pending. If you do not follow the chancery court’s directions, you may be dismissed from the proceeding.

9.    Appraisal of Chancery Shares.    After the chancery court determines which stockholders are entitled to appraisal rights, the chancery court will appraise the shares. To determine the fair value of the shares, the chancery court will consider all relevant factors except for any appreciation or depreciation due to the anticipation or accomplishment of the merger. After the chancery court determines the fair value of the shares, it will direct Tumbleweed to pay that value to the stockholders who are entitled to appraisal rights. The chancery court can also direct Tumbleweed to pay interest, simple or compound, on that value if the chancery court determines that interest is appropriate. In order to receive the fair value for your shares, you must surrender your Valicert stock certificates to Tumbleweed.

The chancery court could determine that the fair value of the shares of stock is more than, the same as, or less than the merger consideration. In other words, if you exercise appraisal rights, you could receive less consideration than you would under the merger agreement.

10.    Costs and Expenses of Appraisal Proceeding.    The costs and expenses of the appraisal proceeding may be assessed against Tumbleweed and the stockholders participating in the appraisal proceeding, as the chancery court deems equitable under the circumstances. You can request that the chancery court determine the amount of interest, if any, Tumbleweed should pay on the value of stock owned by stockholders entitled to the payment of interest. You may also request that the chancery court allocate the expense of the appraisal action incurred by any stockholder pro rata against the value of all of the Valicert shares entitled to the appraisal.

11.    Loss of Stockholders’ Rights.    If you demand appraisal, after the closing of the merger you will not be entitled to:

(a)  vote the shares of Valicert stock for which you have demanded appraisal;

(b)  receive payment of dividends or any other distribution with respect to such shares, except for dividends or distributions, if any, that are payable to holders of record as of a record date prior to the effective time of the merger; or

(c)  receive payment of the consideration provided for in the merger agreement. However, you can regain these rights if no petition for an appraisal is filed within 120 days after the closing of the merger, or if you deliver to Tumbleweed a written withdrawal of your demand for an appraisal and your acceptance of the merger, either within 60 days after the closing of the merger or with the written consent of Tumbleweed. As explained above, these actions will also terminate your appraisal rights. An appraisal proceeding in the chancery court cannot be dismissed unless the chancery court approves. The chancery court may condition its approval of dismissal upon any terms that it deems just.

California

Additionally, if you are a Valicert stockholder and exercise your appraisal rights under California law, you must comply with Sections 1300 through 1312 of the California Corporations Code.

1.    Written Demand for Appraisal.    Within 30 days following the date on which the notice of the approval of the merger was mailed, a holder of Valicert common stock who wishes to be paid the full cash value of his, her or its dissenting shares must submit a written demand and share certificates to Valicert.

(a)  The written demand for the purchase of dissenting shares consists of:

(i)  a statement concerning the number of dissenting shares held of record by such dissenting stockholder which the dissenting stockholder demands that Valicert purchase; and

(ii)  a statement of what such dissenting stockholder claims to be the fair market value of the dissenting shares as of the day before the announcement of the proposed merger (the statement of fair market value constitutes an offer by the dissenting stockholder to sell the dissenting shares at such price).

(b)  The stockholder must submit certificates representing any dissenting shares, which the dissenting stockholder demands that Valicert purchase, so that such dissenting shares may either be stamped or endorsed with the statement that the shares are dissenting shares or exchanged for certificates of appropriate denomination so stamped or endorsed.

2.    Refrain from Voting for Approval of the Merger.    You must not vote for approval of the merger agreement. If you vote in favor of the merger agreement, your right to appraisal will terminate.

3.    Continuously Hold Valicert Shares.    You must continuously hold your shares of Valicert stock from the date set by Valicert to identify stockholders eligible to vote to approve the merger agreement until you submit the share certificates to be endorsed as dissenting shares.

4.    Agreement on Price.    If Valicert and a dissenting stockholder agree upon the price to be paid for the dissenting shares, upon the dissenting stockholder’s surrender of the certificates representing the dissenting shares, such price is required by law to be paid to the dissenting stockholder within the later of 30 days after such agreement or 30 days after any statutory or contractual conditions to the consummation of the merger are satisfied or waived, subject to surrender of the certificates for the payment.

5.    Action in California Superior Court.    If Valicert and a dissenting stockholder disagree as to the price for such dissenting shares or disagree as to whether such dissenting shares are entitled to be classified as dissenting shares, such holder has the right to bring an action in California Superior Court to resolve such dispute within six months after the date on which notice of approval of the merger is mailed. In such action, the court will determine whether the shares of Valicert common stock held by such stockholder are dissenting shares, the fair market value of such shares of Valicert common stock, or both.

6.    Withdrawal of Demand.    The California Corporations Code provides, among other things, that a Valicert common stockholder may not withdraw the demand for payment of the fair market value of dissenting shares unless Valicert consents to such request for withdrawal.

If you fail to comply strictly with these procedures you will lose your appraisal rights. Consequently, if you wish to exercise your appraisal rights, you are strongly urged to consult a legal advisor before you attempt to do so.

For information about the special meeting of Valicert stockholders and how Valicert stockholders may vote at the special meeting of Valicert stockholders, see “The Stockholder Meetings.”

Tumbleweed stockholders are not entitled to exercise appraisal rights under applicable laws.

Resale Restrictions

All shares of Tumbleweed common stock received by Valicert stockholders in the merger will be freely transferable, except as follows:

•	shares of Tumbleweed common stock received by persons who are deemed to be “affiliates,” as that term is defined under the Securities Act of 1933, of Valicert prior to the merger may be resold by them only in transactions permitted by the following:

•	the resale provisions of Rule 145;

•	Rule 144 in the case of those persons who become affiliates of Tumbleweed following the merger; or

•	as otherwise permitted under the Securities Act.

Persons who may be deemed to be affiliates of Valicert or Tumbleweed generally include individuals or entities that control, are controlled by, or are under common control with, that party and may include certain officers and directors of such party as well as principal stockholders of that party. In the merger agreement, Valicert has agreed to use reasonable efforts to cause each of its affiliates to execute a written agreement restricting, consistent with the restrictions described above, the disposition by the affiliate of any shares of Tumbleweed common stock issued to the affiliate in the merger.

•	Joseph (“Yosi”) Amram, August Capital L.P., Srinivasan (“Chini”) Krishnan and U.S. Venture Partners have agreed not to sell or otherwise dispose of their Tumbleweed common stock following the closing of the merger pursuant to the following terms:

•	100% of the shares of Tumbleweed beneficially owned shall not be sold or otherwise disposed during the first 90 days following the closing of the merger;

•	50% of the share of Tumbleweed beneficially owned shall not be sold or otherwise disposed during the first 180 days following the closing of the merger;

•	all shares of Tumbleweed stock beneficially owned may be sold or otherwise disposed after the 180th day following the closing of the merger;

•	shares of Tumbleweed stock beneficially owned may be sold at anytime, and shall not be subject to the foregoing restrictions on transfer, for the following reasons:

•	shares are sold for the express purpose of paying for the exercise price of stock options exercised; and

•	shares secure any loan granted to such stockholder by Valicert, which was paid off immediately prior to the closing of the merger.

Stock Exchange Listing

It is a condition to the merger that, upon consummation of the merger, the shares of Tumbleweed common stock to be issued by Tumbleweed in connection with the merger be approved for quotation on The Nasdaq National Market subject to official notice of issuance.

Delisting and Deregistration of Valicert Common Stock

If the merger is consummated, the Valicert common stock will no longer meet the requirements for continued inclusion on The Nasdaq SmallCap Market and will be deregistered under the Securities Exchange Act of 1934, as amended. Consequently, stockholders of Valicert will no longer be able to trade Valicert common stock on The Nasdaq SmallCap Market.

Treatment of Stock Certificates

After the completion of the merger, each stock certificate previously representing shares of Valicert common stock will automatically, with no further action by the holder thereof, represent the right to receive 0.385 of a share of Tumbleweed common stock for each share of Valicert common stock represented by the stock certificate. As promptly as practicable after the completion of the merger, Equiserve L.P., Tumbleweed’s exchange agent, will mail a letter of transmittal with instructions to each holder of record of Valicert common stock outstanding immediately prior to the completion of the merger for use in exchanging, by book-entry transfer or otherwise, stock certificates formerly representing shares of Valicert common stock for stock certificates representing shares of Tumbleweed common stock. No stock certificates should be surrendered by any holder of Valicert common stock until the holder has received the letter of transmittal and instructions from Equiserve L.P. Tumbleweed stockholders will keep their current certificates as the merger does not require surrender of Tumbleweed stock certificates.

Tax Treatment as a Reorganization

It is intended by the parties that the merger be treated as a reorganization, that is, the holders of Valicert common stock that exchange all of their stock for Tumbleweed common stock will generally recognize no gain or loss in connection with the merger for United States federal income tax purposes, except to the extent that cash is received in lieu of fractional shares of Tumbleweed common stock. Please refer to the section of this joint proxy/prospectus under the heading “Material United States Federal Income Tax Consequences.”

THE MERGER AGREEMENT

This section of the joint proxy statement/prospectus is only a summary of the material provisions of the merger. We encourage you to read the entire merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference, for a complete description of the merger agreement. In the event of any discrepancy between the terms of the merger agreement and the following summary, the merger agreement will control. You should also review the other available information referred to in the section entitled “Where You Can Find More Information” on page 196.

The Merger

Valicert will merge with Velocity Acquisition Sub, Inc., a wholly owned subsidiary of Tumbleweed, following:

•	the adoption and approval of the merger agreement and approval of the merger and the related transactions by the Valicert stockholders;

•	the approval of the issuance of Tumbleweed common stock in the merger and the relegated transactions by the Tumbleweed stockholders;

•	the adoption of the merger agreement and approval of the merger by Tumbleweed as the sole stockholder of Velocity Acquisition Sub, Inc.; and

•	the satisfaction or waiver of the other conditions to the merger described below.

Valicert will continue as the surviving corporation and become a wholly owned subsidiary of Tumbleweed at the effective time of the merger.

Effective Time

At the closing of the merger, the parties will cause the merger to become effective by filing a certificate of merger with the Secretary of State of the State of Delaware. Tumbleweed and Valicert are working toward completing the merger as soon as possible and hope to complete the merger by June 2003.

Governing Charter Documents After the Merger

The certificate of incorporation and bylaws of Velocity Acquisition Sub, Inc. will be the certificate of incorporation and bylaws of Valicert, as the surviving corporation, at the effective time.

Directors and Officers of Valicert and Tumbleweed After the Merger

The directors and officers of Velocity Acquisition Sub, Inc. will become the directors and officers, respectively, of Valicert at the effective time of the merger. In addition, Tumbleweed has agreed to appoint an additional director to Tumbleweed’s board of directors designated by Valicert, Mr. Taher Elgamal, upon approval by the boards of both Tumbleweed and Valicert, to serve on Tumbleweed’s board of directors after the merger has closed.

Conversion of Valicert Shares in the Merger

At the effective time, each outstanding share of Valicert common stock will automatically be converted into .385 shares of Tumbleweed common stock. Stockholders of Valicert before the merger will own stock in Tumbleweed after the merger unless they have duly exercised their appraisal rights. The number of shares of Tumbleweed common stock issuable in the merger will be proportionately adjusted as appropriate for any stock split, stock dividend or similar event with respect to Valicert common stock or Tumbleweed common stock effected between the date of this joint proxy statement/prospectus and the completion of the merger. Within a year following the merger, Tumbleweed will merge Valicert directly into Tumbleweed.

No Fractional Shares

No fractional shares of Tumbleweed common stock will be issued in connection with the merger. Instead, Valicert stockholders will receive an amount of cash, in lieu of a fraction of a share of Tumbleweed common stock, equal to the product of that fraction multiplied by the closing price for a share of Tumbleweed common stock on The Nasdaq National Market on the closing date.

Stock Transfer Books

At the effective time of the merger, the stock transfer books of Valicert shall be closed and there shall be no further registration or transfers of Valicert stock thereafter on Valicert’s books.

Valicert Stock Option and Stock Incentive Plans

Tumbleweed has agreed to assume all outstanding options at the effective time of the merger, whether or not vested or exercisable under Valicert’s 2001 Non-Statutory Stock Plan, 1998 Stock Plan, 1996 Equity Incentive Plan and Receipt.com Plan. Each option assumed by Tumbleweed will be subject to, and exercisable upon, the same terms and conditions as under the applicable Valicert option plan and the applicable option agreement issued thereunder, except that:

•	each assumed option will be exercisable for, and represent a right to acquire, the number of shares of Tumbleweed common stock (rounded down to the nearest whole share) equal to the number of shares of Valicert common stock subject to such option immediately prior to the effective time of the merger multiplied by .385; and

•	the option price per share of Tumbleweed common stock subject to each assumed option will be an amount equal to the option price per share of Valicert common stock subject to such option in effect immediately prior to the effective time of the merger divided by .385 (rounded up to the nearest full cent).

Tumbleweed has agreed to file a registration statement on Form S-8 that will register the Tumbleweed common stock subject to the assumed Valicert stock options within 10 business days after the effective time of the merger.

Valicert Stock Option Plans

Tumbleweed also agreed to assume Valicert’s 2001 Non-Statutory Stock Plan, 1998 Stock Plan and 1996 Equity Incentive Plan and intends to use such Valicert stock options plans to issue additional options after the merger. Tumbleweed and Valicert have agreed that the Valicert stock option plans assumed by Tumbleweed will be amended to conform with Tumbleweed stock option plans. This will provide Tumbleweed with the flexibility to issue additional options as needed and promote uniformity in new options issued to Valicert and Tumbleweed employees after the merger. Specifically, Valicert has agreed to amend its 2001 Non-Statutory Stock Plan, 1998 Stock Plan and 1996 Equity Incentive Plan, including the forms of option agreements under each such plan, prior to the closing of the merger, to conform the terms and conditions applicable to options granted under such plans to the terms and conditions applicable to options granted under Tumbleweed’s 1999 Omnibus Incentive Plan, including the form of option agreement under such plan.

In addition to conforming the terms of the Valicert stock option plans assumed by Tumbleweed to Tumbleweed’s stock option plan, Valicert agreed to amend further their 1998 Stock Plan prior to the closing of the merger to provide the following:

•	the number of shares of Valicert common stock available for grant under the 1998 Stock Plan immediately following the closing of the merger shall be no less than 1.5 million shares of Valicert common stock; and

•	the provision of the 1998 Stock Plan that provides for an annual increase in the number of shares subject to options available to be granted under such plan shall be calculated as a percentage of the number of Tumbleweed shares issued and outstanding rather than the number of Valicert share issued and outstanding.

New Options for Continuing Employees of Valicert

Tumbleweed expects that the agreed upon amendments to the Valicert stock option plans should provide the flexibility and resources needed to compensate and create incentives for employees of Valicert and any of its parent or subsidiaries that continue as employees after the merger. If these amendments to the Valicert stock option plans result in a sufficient number of options available to be granted under the Valicert stock option plans assumed by Tumbleweed, Tumbleweed expects to grant new options to purchase up to 1,000,000 shares of Tumbleweed stock to Valicert employees that continue as employees after the merger. In particular, Tumbleweed currently expects to grant Mr. John Vigoroux and Mr. David Jevans options to purchase 400,000 and 170,000 shares, respectively, of Tumbleweed common stock. In addition, if Valicert does not grant new options to purchase 689,000 shares of Valicert common stock to Valicert employees prior to the merger, as currently contemplated, Tumbleweed expects to grant new options to purchase a comparable number of options to purchase Tumbleweed stock after the closing of the merger, after giving effect to the exchange ratio. Any such new options granted by Tumbleweed, however, will only be granted if sufficient options are available to be granted under the Valicert stock option plans assumed by Tumbleweed, according to the terms of the merger agreement. Tumbleweed will not be obligated to grant new options to Valicert employees that continue as employees after the merger from Tumbleweed stock option plans in effect on or after the closing of the merger other than the Valicert stock option plans assumed in the merger.

Valicert Employee Stock Purchase Plan

As of a date prior to the closing of the merger, Valicert shall terminate all offering and purchase periods in progress under the 2000 Employee Stock Purchase Plan and shall provide that no new offering or purchase period shall be commenced under the 2000 Employee Stock Purchase Plan.

Valicert Warrants

At the effective time of the merger, each warrant to acquire Valicert common stock that does not terminate by its terms at or prior to the effective time of the merger will be converted into a warrant to acquire Tumbleweed common stock. Each warrant converted in connection with the merger will continue to have, and be subject to, the same terms and conditions of that warrant immediately prior to the effective time of the merger, except that:

•	each warrant will be exercisable for that number of whole shares of Tumbleweed common stock, rounded down to the nearest whole share, equal to the number of shares of Valicert common stock that were issuable upon exercise of that warrant prior to the effective time of the merger multiplied by .385; and

•	the exercise price per share of Tumbleweed common stock issuable upon exercise of each assumed warrant will be equal to the exercise price per share at which that warrant was exercisable immediately prior to the effective time of the merger divided by .385, rounded upward to the nearest whole cent.

The Exchange Agent

At or promptly after the effective time of the merger, Tumbleweed will be required to deposit with Equiserve L.P. certificates representing the shares of Tumbleweed common stock to be exchanged for shares of Valicert common stock and cash to pay for fractional shares and any dividends or distributions that holders of Valicert common stock may be entitled to receive under the merger agreement.

Exchange of Valicert Stock Certificates for Tumbleweed Stock Certificates

As promptly as practicable after the effective time of the merger, the exchange agent will mail to Valicert stockholders a letter of transmittal and instructions for surrendering Valicert stock certificates in exchange for Tumbleweed stock certificates and cash in lieu of fractional shares. VALICERT STOCKHOLDERS SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL AND INSTRUCTIONS REFERRED TO ABOVE.

Distributions with Respect to Unexchanged Shares

Valicert stockholders will not be entitled to receive any dividends or other distributions on Tumbleweed common stock with a record date after the merger is completed until they have surrendered their Valicert stock certificates in exchange for Tumbleweed stock certificates. No cash payment in lieu of fractional shares will be made to a holder of unsurrendered Valicert stock certificates. If there is any dividend or other distribution on Tumbleweed common stock with a record date after the completion of the merger, former Valicert stockholders will receive, following surrender of their Valicert stock certificates to the exchange agent, the dividend or other distribution payable with respect to the shares of Tumbleweed common stock issued in exchange for their Valicert common stock.

Directors and Officers

The directors and officers of Velocity Acquisition Sub at the effective time of the merger will be the directors and officers of the surviving corporation.

Representations and Warranties

The merger agreement contains customary representations and warranties of Valicert and its subsidiaries, subject to qualifications in the merger agreement, relating to the following matters:

•	organization, good standing, qualification to do business and similar corporate matters;

•	capital structure;

•	authority relative to the merger and the merger agreement;

•	the absence of conflicts or breaches resulting from the execution of the merger agreement and the completion of the transactions contemplated by the merger agreement;

•	governmental and third-party consents, approvals or authorizations required to be made or obtained in connection with the merger agreement and the transactions contemplated by the merger agreement;

•	the timely filing of documents and the accuracy of information contained in documents filed with the Securities and Exchange Commission;

•	the accuracy of information supplied by Valicert in connection with this joint proxy statement/prospectus and the registration statement of which it is a part;

•	the absence of certain changes in the business and the absence of a material adverse change of Valicert and its subsidiaries since September 30, 2002;

•	the absence of undisclosed liabilities;

•	benefit plans and other employment related matters;

•	the absence of litigation and compliance with applicable laws;

•	the absence of defaults under organizational documents, material agreements or applicable laws;

•	timely filing of tax returns and other tax related matters;

•	the existence, validity and status of material agreements;

•	matters relating to assets and real property;

•	absence of environmental claims and compliance with environmental laws and regulations;

•	absence of product liability claims and other product liability matters;

•	intellectual property used to conduct Valicert’s business;

•	protection of intellectual property with respect to proprietary rights and confidentiality matters;

•	insurance coverage;

•	relationships with suppliers and customers;

•	compliance with employment and labor laws;

•	accounts receivable and inventories shown in the September 30, 2002 balance sheet of Valicert;

•	the absence of transactions with interested parties;

•	the receipt of a fairness opinion from Valicert’s financial advisor;

•	broker’s and finder’s fees;

•	the absence of actions that would prevent the merger from qualifying as a reorganization;

•	the inapplicability of state anti-takeover laws to the transactions contemplated by the merger agreement and related agreements;

•	the compensation paid to Valicert’s key employees;

•	the potential liability related to certain options previously granted by Valicert; and

•	the absence of misrepresentations or omissions of material facts to Tumbleweed.

The merger agreement also contains representations and warranties of Tumbleweed and its subsidiaries, subject to qualifications in the merger agreement, relating to the following matters:

•	organization, good standing, qualification to do business and similar corporate matters;

•	capital structure;

•	authority relative to the merger and the merger agreement;

•	the absence of conflicts or breaches resulting from the execution of the merger agreement and the completion of the transactions contemplated by the merger agreement;

•	governmental and third-party consents, approvals or authorizations required to be made or obtained in connection with the merger agreement and the transactions contemplated by the merger agreement;

•	the timely filing of documents and the accuracy of information contained in documents filed with the Securities and Exchange Commission;

•	the accuracy of information supplied by Tumbleweed in connection with this joint proxy statement/prospectus and the registration statement of which it is a part;

•	the absence of certain changes in the business and the absence of a material adverse change of Tumbleweed and its subsidiaries since September 30, 2002;

•	the absence of undisclosed liabilities;

•	the absence of litigation and compliance with applicable laws;

•	broker’s and finder’s fees;

•	timely filing of tax returns and other tax related matters;

•	the absence of actions that would prevent the merger from qualifying as a reorganization;

•	the operations of Velocity Acquisition Sub; and

•	the absence of misrepresentations or omissions of material facts to Valicert.

The representations and warranties in the merger agreement are lengthy and detailed and not easily summarized. We urge stockholders to carefully read Article III in the merger agreement entitled “Representations and Warranties of Company” and Article IV in the merger agreement entitled “Representations and Warranties of Parent and Sub.”

All representations and warranties of Tumbleweed, Valicert and Velocity Acquisition Sub will expire at the effective time of the merger.

Covenants

Valicert and Tumbleweed have each agreed to do the following, except as provided in the merger agreement or to the extent provided by written consent of the other party, until the completion of the merger:

•	conduct its business in the ordinary course;

•	use its best efforts to preserve its business organization; and

•	maintain its existing relationships with customers, suppliers, employees, creditors and business partners.

Valicert and Tumbleweed have also each agreed not to do any of the following, without prior written consent of the other party, until the completion of the merger:

•	split, combine or reclassify its common stock or any outstanding capital stock of its subsidiaries, or redeem or repurchase any of its capital stock;

•	amend its certificate of incorporation or bylaws or similar organizational documents;

•	declare, set aside or pay any dividend or other distribution on any of its capital stock;

•	change its accounting method unless required by generally accepted accounting principles, or take any action that would prevent the merger from qualifying as a reorganization;

•	take any action that would cause any of its representations and warranties to become inaccurate at or before the effective time; or

•	take, or authorize or propose to take, or agree to take in writing or otherwise, any of the above actions.

In addition to the foregoing agreements, Valicert has also agreed not to do any of the following, without prior written consent of Tumbleweed, until completion of the merger:

•	issue additional shares of or securities convertible into, or options, warrants or rights to acquire, any capital stock, except issuances pursuant to the exercise of Valicert options outstanding on the date of the merger agreement;

•	transfer, lease, license, sell, mortgage or encumber any material assets other than in the ordinary course of business;

•

increase the compensation of directors, officers, employees, agents or consultants payable or to become payable (including without limitation salaries, bonuses, shares of Valicert stock or rights to acquire Valicert stock or any other security of Valicert or any of its subsidiaries) other than in the ordinary course of business consistent with past practice, or provide any new or change any existing benefit plan or enter into or amend any employment agreement, except in accordance with existing written policies of Valicert previously delivered to Tumbleweed, or make any loan to its directors, officers, employees, agents or consultants;

•	modify, amend or terminate any of its material agreements, or waive, release or assign any material rights under these agreements;

•	cause any material insurance policy naming it as a beneficiary to be canceled or terminated without notice to Tumbleweed except in the ordinary course of business and consistent with past practice;

•	license, transfer otherwise dispose of any of its intellectual property rights except in the ordinary course of business and consistent with past practice;

•	cancel any debts or waive any contract rights or other rights of substantial value except in the ordinary course of business;

•	incur or assume any debt or guarantee the debt of others;

•	make any loans, advances to, or investments in any other person (other than to wholly owned subsidiaries of Valicert or customary advances to employees for travel and business expenses in the ordinary course of business and consistent with past practice; provided, however, Valicert shall not make any advance for travel and business expenses in an amount over $1,000 without the prior written consent of Tumbleweed);

•	enter into any material commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets) other than capital expenditures pursuant to Valicert’s capital expenditures budget and other capital expenditures that do not exceed $35,000 in the aggregate;

•	enter into any new obligation to any third party, without the prior written consent of Tumbleweed, which shall not be unreasonably withheld, in an amount over $35,000, or enter into any new obligations to any third party or parties in the aggregate amount over $200,000; provided, however, that notwithstanding the foregoing Valicert may, in the ordinary course of business and consistent with past practice, enter into new obligations with third parties for normal recurring services and fees, such as utilities, regulatory filing fees, taxes and similar items, without such consent of Tumbleweed;

•	pay, discharge or satisfy any liabilities or obligations outside the ordinary course of business;

•	adopt a plan of liquidation or dissolution, merger or other reorganization; or

•	change its tax accounting methods, or settle or compromise any United States federal, state, local or foreign tax liability.

The agreements related to the conduct of Valicert’s and Tumbleweed’s respective businesses contained in the merger agreement are complicated and not easily summarized. We urge stockholders to carefully read Section 5.1 of the merger agreement entitled “Interim Operations of the Company” and Section 5.2 of the merger agreement entitled “Interim Operations of Parent.”

No Solicitation of Transactions

The merger agreement provides that neither Valicert nor any of its subsidiaries, directly or indirectly, may solicit, initiate or encourage, including by furnishing information, or take any other action designed to facilitate any inquiries or proposals relating to an alternative transaction described below, or participate in any negotiations regarding an alternative transaction. The merger agreement defines an alternative transaction to mean:

•	a tender offer or exchange offer to acquire more than 30% of the outstanding shares of Valicert common stock;

•	any acquisition or proposed acquisition of Valicert or any of its significant subsidiaries by a merger or other business combination, regardless of whether Valicert or any of its subsidiaries survives the merger; or

•	any other transaction the consummation of which a third party would acquire control of assets of Valicert or any of its subsidiaries, including the equity securities of such subsidiaries, for consideration equal to 30% or more of the fair market value of all of the outstanding shares of Valicert common stock.

The merger agreement provides that these restrictions will not prohibit Valicert, prior to the approval of the merger by its stockholders, from:

•	complying with Rule 14e-2 and Rule 14d-9 under the Securities and Exchange Act of 1934, as amended, with regard to a bona fide tender offer or exchange offer, which rules require a target company to respond publicly to a tender offer; or

•	participating in negotiations or furnishing information in response to an unsolicited proposal for an alternative transaction if all of the following conditions are met:

•	the Valicert board of directors must have concluded in good faith, after consulting its outside legal counsel, that it must participate in such negotiations or furnish such information in order to comply with its fiduciary duties to the stockholders; and

•	the board of directors must promptly advise Tumbleweed orally and in writing of any request for information or of any proposal in connection with an alternative transaction, specifying the material terms and conditions of the request or proposal and the identity of the person making that request or proposal.

Except as described below, neither the Valicert board of directors or a committee of the board shall:

•	withdraw, qualify or modify in a manner adverse to Tumbleweed, its approval or recommendation of the merger agreement or the merger;

•	approve or recommend an alternative transaction; or

•	enter into any letter of intent, acquisition agreement or other similar agreement related to an alternative transaction.

However, if, prior to the approval of the merger by its stockholders, the Valicert board of directors receives a superior proposal and, the board of directors concludes in good faith, after consulting its outside legal counsel, that it must take such actions in order to comply with its fiduciary duties to the stockholders, the board may withdraw its recommendation or approval of the merger after the fifth business day following Tumbleweed’s receipt of written notice, advising Tumbleweed of its intent to approve or recommend the superior proposal. Upon receipt of such notice, Tumbleweed will have three business days to adjust the terms of the merger agreement to enable Valicert to proceed with its original recommendation to approve the merger and the merger agreement. Even if the Valicert board withdraws its support for the merger with Tumbleweed due to a superior proposal, Valicert must hold a special meeting of its stockholders to allow them to vote on the merger with Tumbleweed.

For purposes of this covenant, the term superior proposal means any of the alternative transactions described in the definition above, which the Valicert board of directors concludes in its good faith judgment, after consulting with its financial advisor, to be more favorable to the stockholders of Valicert than the merger taking into account all relevant factors.

Stockholders’ Meeting

In order to consummate the merger, both Tumbleweed and Valicert, acting through their respective boards of directors, shall, in accordance with applicable law, give notice of and convene a meeting of their respective stockholders, as soon as practicable after the registration statement is declared effective, for the purpose of considering and voting upon the merger agreement and, in the case of Tumbleweed, the issuance of Tumbleweed common stock pursuant to the merger.

Access to Information

Subject to existing confidentiality obligations, Valicert and Tumbleweed have agreed to afford each other and their representatives reasonable access during normal business hours to their respective properties, books, contracts, commitments and records.

Indemnification and Insurance

The merger agreement provides that Tumbleweed agrees to indemnify, at all times after the effective time, directors and officers of Valicert or its subsidiaries from liabilities for acts or omissions occurring at or prior to the effective time of the merger to the same extent as provided in their respective certificates of incorporation, bylaws or any indemnification agreements existing as of the date of the merger agreement, February 18, 2003.

In addition, Tumbleweed also agrees to maintain for at least six years after the effective time of the merger directors’ and officers’ liability insurance policies on the same terms and conditions as Valicert’s insurance policies in effect on February 18, 2003, with respect to events occurring prior to the effective time of the merger, provided that Tumbleweed may substitute therefor policies of at least the same coverage containing terms and conditions, taken as a whole, that are no less advantageous; provided further that in no event shall Parent be required to maintain coverage in an amount greater than the amount agreed upon by Tumbleweed and Valicert in the merger agreement.

Cooperation and Reasonable Efforts

Under the merger agreement and subject to the conditions and limitations specified in the merger agreement, the parties have agreed to cooperate with each other to take specified actions and to use their reasonable efforts to have the registration statement declared effective as promptly as practicable after its filing.

Valicert has agreed to use reasonable efforts prior to the closing of the merger to undertake the following:

•	complete a rescission offer to preclude Valicert optionholders from pursuing claims under the California Corporations Code;

•	terminate Valicert’s lease in the Netherlands and obtain a settlement and release of all claims related to such lease, on terms and conditions satisfactory to Tumbleweed; and

•	amend agreements with Valicert resellers to adopt sales practices consistent with Tumbleweed’s revenue recognition practices.

In addition, Valicert has agreed to take all appropriate actions, subject to review and approval of Tumbleweed, to satisfy obligations and liabilities with respect to payroll tax matters prior to the closing of the merger.

Public Announcements

Each of Tumbleweed and Valicert have agreed to consult with the other before issuing any press release or otherwise making any public statements with respect to the merger agreement, the related agreements to the merger agreement, the merger or any of the other transactions contemplated by the merger agreement unless otherwise required under applicable law or the requirements of The Nasdaq National Market.

Conditions to the Consummation of the Merger

The respective obligations of Tumbleweed, Velocity Acquisition Sub and Valicert to effect the merger are subject to the following conditions:

•	the stockholders of Tumbleweed and Valicert must approve the merger;

•	there may be no order, law, injunction or other legal restraint or prohibition enjoining or preventing the consummation of the merger or the effective operation of the business of Valicert after the effective time of the merger;

•	all required regulatory approvals are obtained;

•	the shares of Tumbleweed common stock to be issued in the merger are qualified for inclusion in The Nasdaq National Market; and

•	the registration statement is declared effective and no stop order suspends the effectiveness of the registration statement, and no proceeding for that purpose is initiated or threatened by the Securities and Exchange Commission.

Tumbleweed and Velocity Acquisition Sub do not have to complete the merger unless all of the following conditions are satisfied:

•	the representations and warranties of Valicert are true and correct when made and as of the closing of the merger, except where failure to be true and correct does not have, and is not reasonably likely to have, a material adverse effect, as provided in the merger agreement;

•	Valicert has performed in all material respects its obligations required to be performed by it prior to and at the effective time of the merger;

•	Valicert has obtained consents to the merger required by certain contracts agreed upon by Tumbleweed and Valicert;

•	the agreements related to the merger shall be valid and complied with in all material respects;

•	since February 18, 2003, no event has occurred that has had a material adverse effect on Valicert or its subsidiaries;

•	Tumbleweed has received an opinion of Gray Cary Ware & Freidenrich LLP;

•	Tumbleweed has received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP substantially to the effect that, based on specific facts, representations and assumptions, the merger will be treated as a reorganization;

•	Valicert certifies that specific closing conditions have been satisfied; and

•	Each employee of Valicert as of the effective time shall have delivered a proprietary rights and confidentiality agreement to Tumbleweed.

Valicert does not have to complete the merger unless all of the following conditions are satisfied:

•	the representations and warranties of Tumbleweed and Velocity Acquisition Sub are true and correct when made and as of the closing of the merger, except where failure to be true and correct does not have a material adverse effect, as provided in the merger agreement;

•	each of Tumbleweed and Velocity Acquisition Sub has performed in all material respects its obligations required to be performed by it prior to and at the effective time of the merger;

•	since February 18, 2003, no event has occurred that has had, or is reasonably likely to have, a material adverse effect on Tumbleweed or its subsidiaries;

•	Valicert has received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP;

•	Valicert has received an opinion of Gray Cary Ware & Freidenrich LLP substantially to the effect that, based on specific facts, representations and assumptions, the merger will be treated as a reorganization; and

•	Tumbleweed certifies that specific closing conditions have been satisfied.

Any of the foregoing conditions may be waived by the party benefitted thereby, except those required by law.

Termination

The merger agreement provides that at any time prior to the effective time of the merger, the merger agreement may be terminated:

•	by mutual written consent of Tumbleweed and Valicert if the board of directors of each determines to do so by a vote of a majority of the entire board of directors;

•	by either Tumbleweed or Valicert if:

•	the merger has not been completed on or prior to September 15, 2003, so long as the party seeking to terminate did not prevent the consummation of the merger by failing to perform any of its obligations under the merger agreement;

•	the Tumbleweed stockholders or the Valicert stockholders fail to approve the merger; or

•	any court or other governmental body issues a non-appealable final order prohibiting the consummation of the merger or the effective operation of the business of Valicert or its respective subsidiaries, or a required regulatory approval is denied, provided the party seeking to terminate the merger agreement used commercially reasonable efforts to appeal the order or obtain the approval.

•	by Valicert, as long as it is not in material breach of the merger agreement, if:

•	Tumbleweed materially breaches or fails to perform any of its representations, warranties, covenants or other agreements in the merger agreement, which breach or failure to perform is incapable of being cured or is not cured within 30 days; or

•	at any time prior to Tumbleweed’s annual meeting, Tumbleweed’s board of directors withdraws, modifies or qualifies in a manner adverse to Valicert, its unanimous recommendation that the stockholders approve the merger.

•	by Tumbleweed, as long as it is not in material breach of the merger agreement, if:

•	Valicert materially breaches or fails to perform any of its representations, warranties, covenants or other agreements in the merger agreement, which breach or failure to perform is incapable of being cured or is not cured within 30 days; or

•	at any time prior to Valicert’s special meeting, Valicert’s board of directors withdraws, modifies or qualifies in a manner adverse to Tumbleweed, its unanimous recommendation that the stockholders approve the merger.

Termination Fee and Expenses

Upon termination of the merger agreement, Tumbleweed, Valicert, Velocity Acquisition Sub or their respective representatives and stockholders shall incur no liability or obligation, except for liability as a result of the intentional or willful breach of any representations, warranties, agreements or covenants or fraud (and except as otherwise provided in the merger agreement). The obligations in the merger agreement regarding confidentiality, the termination fee payable, and the payment of third party expenses incurred in connection with the merger shall remain in full force and effect and survive any termination of the merger agreement.

Valicert will pay to Tumbleweed a termination fee of $1.0 million if Valicert at any time prior to Valicert’s special meeting, Valicert’s board of directors withdraws, modifies or qualifies its recommendation that the stockholders approve the merger, in a manner adverse to Tumbleweed. In the event of payment of the termination fee by Valicert, such termination fee shall be the sole and exclusive remedy of Tumbleweed, except that the termination fee shall not prevent Tumbleweed from seeking damages resulting from the intentional or willful breach of the representations, warranties, agreements or covenants in the merger agreement or fraud.

Payment of the aforementioned termination fee shall be made not later than five business days of delivery of notice of termination and demand for such payment.

In addition, except as specifically provided in the merger agreement, each party has agreed to bear its own expenses in connection with the merger agreement and the other related agreements and transactions contemplated by the merger agreement; provided, however, that Valicert shall cause that portion of its third party expenses which constitute legal, accounting and financial advisory fees and expenses to be invoiced or estimated and capped at or before the closing of the merger at an amount not to exceed $1.1 million.

Amendment; Extension and Waiver

The parties may amend the merger agreement at any time before or after the approval of the merger by the Tumbleweed or Valicert stockholders. After the approval by the stockholders, the parties may not amend the merger agreement without further stockholder approval if the amendment changes the amount or the form of consideration to be issued to Valicert stockholders, or which by law requires the further approval of the stockholders.

At any time prior to the effective time of the merger, any party may, subject to the amendment restrictions described above:

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representation and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	waive compliance with any of the agreements or conditions in the merger agreement.

Any extension or waiver described above will be valid if set forth in writing and signed by the parties to be bound.

Plan of Reorganization

The merger agreement is intended to constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the income tax regulations promulgated under the Internal Revenue Code.

From and after the date of the merger agreement and until the effective time of the merger, Tumbleweed, Valicert and Velocity Acquisition Sub shall each use its commercially reasonable efforts to cause the merger to qualify, and will not knowingly take any action or fail to take any action to be taken which action or failure to act could prevent the merger from qualifying as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code.

Following the effective time of the merger, neither the surviving corporation, Tumbleweed nor any of their affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the merger to fail to qualify as a reorganization under Section 386(a) of the Internal Revenue Code.

THE VOTING AGREEMENTS

The section of the joint proxy statement/prospectus highlights selected information regarding the voting agreements and may not contain althea information that is important to you. We encourage you to read the forms of voting agreements, a copy of which are attached as Annex F to this joint proxy statement/prospectus and are incorporated herein by reference, for a complete description of the voting agreements. In the event of any discrepancy between the terms of the voting agreements and the following summary, the voting agreements will control. You should also review the other available information referred to in the section entitled “Where You Can Find More Information” on page 196.

Concurrent with the execution of the merger agreement, principal stockholders of Tumbleweed and Valicert entered into voting agreements with Tumbleweed and Valicert, respectively, under which they gave either Tumbleweed or Valicert their irrevocable proxy to vote all the shares of Tumbleweed common stock or Valicert common stock issued and outstanding and beneficially owned by them as of the date of the voting agreements, as well as any shares acquired by them after the date of and prior to the termination of the voting agreements:

•	in favor of the adoption of the merger agreement and the approval of other actions contemplated or required by the merger agreement or other related agreements;

•	against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement under the merger agreement or other related agreements; and

•	in the case of principal stockholders of Valicert, against any alternative transaction proposed by a third party to acquire an ownership interest in Valicert, even if such transaction is determined to be more favorable than the merger.

Stockholders of Tumbleweed collectively holding approximately 3.9 million shares of Tumbleweed common stock, representing approximately 13% of the outstanding Tumbleweed common stock, have entered into voting agreements with Valicert. Stockholders of Valicert collectively holding approximately 6.5 million shares of Valicert common stock, representing approximately 25% of the outstanding Valicert common stock, have entered into voting agreements with Tumbleweed.

The voting agreements, except as provided therein, will terminate on the earliest of:

•	termination of the merger agreement; or

•	consummation of the merger.

In addition, each stockholder has agreed in the voting agreement that, prior to the termination of the voting agreement, the stockholder will not, directly or indirectly:

•	sell, transfer or otherwise dispose of any shares of Valicert or Tumbleweed common stock beneficially owned by them as of the date of the voting agreements, as well as any shares acquired by them after the date of and prior to the termination of the voting agreements;

•	grant any proxy, power of attorney, or enter into a voting agreement or arrangement; or

•	take any other action that would make any representation or warranty of the stockholder untrue or incorrect or have the effect of preventing or disabling the stockholder from performing its obligations under the voting agreement.

Each stockholder understands that Tumbleweed and Valicert entered into the merger agreement in reliance upon such stockholder’s execution and delivery of the voting agreement. Each stockholder affirms that the irrevocable proxy was given in connection with the execution of the merger agreement, and that such irrevocable proxy is given to secure the performance of its duties under the voting agreement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Valicert stockholders should read this section, particularly the subheadings below, to clearly understand the tax consequences of the merger.

In the opinions of Skadden, Arps, Slate, Meagher & Flom LLP and Gray Cary Ware and Freidenrich LLP, the following, including the discussion set forth in the subheadings below, are the material U.S. federal income tax consequences of the merger. This summary addresses only stockholders who hold their Valicert stock as a capital asset and will hold Tumbleweed stock received in exchange therefor as a capital asset. This does not address all U.S. federal income tax considerations that may be relevant to particular stockholders in light of their individual circumstances or to stockholders that are subject to special rules, such as, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, foreign stockholders, stockholders owning stock as part of a straddle, hedge or conversion transaction, or holders who acquired their stock as a result of the exercise of an employee stock option or otherwise as compensation. The following summary is based upon the Internal Revenue Code of 1986, as amended, applicable Treasury regulations thereunder, judicial decisions and current administrative rulings, as of the date hereof, all of which are subject to change or differing interpretations, possibly on a retroactive basis. Tax considerations under state, local, foreign, and other laws are not addressed herein. Accordingly, each stockholder is advised to consult his or her tax advisor as to the particular facts and circumstances which may be unique to such stockholder and also as to any estate, gift, federal, state, local, foreign, or other tax considerations arising out of the merger.

No rulings have been or will be requested from the Internal Revenue Service with respect to any of the matters discussed herein. There can be no assurance that future legislation, regulations, administrative rulings or court decisions would not alter the tax consequences set forth below. It is a condition to the obligation of Tumbleweed to consummate the merger that Tumbleweed receive an opinion from its counsel, Skadden, Arps, Slate, Meagher & Flom LLP, and it is a condition to the obligation of Valicert to consummate the merger that Valicert receive an opinion from its counsel, Gray Cary Ware & Freidenrich LLP, in each case, substantially to the effect that, based upon certain facts, representations and assumptions, the merger will constitute a “reorganization” within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended. The conditions regarding the receipt of the opinions described in the preceding sentence will not be waived by Tumbleweed or Valicert after receipt of the Valicert stockholder approval unless further stockholder approval is obtained with the appropriate disclosure. The issuance of the opinions is conditioned on, among other things, the receipt by Skadden, Arps, Slate, Meagher & Flom LLP and Gray Cary Ware & Freidenrich LLP, of representation letters from each of Tumbleweed, Valicert and Velocity Acquisition Sub, in each case, in form and substance reasonably satisfactory to Skadden, Arps, Slate, Meagher & Flom LLP and Gray Cary Ware & Freidenrich LLP. An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service or any court. The following summary assumes that the merger will be consummated as described in the merger agreement and this joint proxy statement/prospectus and that the merger will constitute a “reorganization” within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended.

Exchange of Valicert Common Stock for Tumbleweed Common Stock.    A holder of Valicert common stock whose shares of Valicert common stock are exchanged in the merger for Tumbleweed common stock will not recognize gain or loss, except to the extent of cash, if any, received in lieu of a fractional share. The aggregate tax basis of Tumbleweed common stock received by such holder will be equal to the aggregate tax basis of the Valicert common stock for which it is exchanged (excluding any portion of the holder’s basis allocable to a fractional share), and the holding period of Tumbleweed common stock received will include the holding period of the Valicert common stock for which it is exchanged.

Cash In Lieu of Fractional Shares.    The payment of cash to a Valicert stockholder instead of a fractional share of Tumbleweed common stock will result in the recognition of capital gain or loss measured by the difference between the amount of cash received and the portion of the tax basis of Tumbleweed common stock allocable to that fractional interest.

Tax Consequences to Tumbleweed and Valicert.    No gain or loss will be recognized by Tumbleweed, Velocity Acquisition Sub, or Valicert solely as a result of the merger.

Tax Consequences of Perfecting Appraisal Rights.    A stockholder who perfects his or her stockholder’s appraisal rights, if any, will likely recognize gain or loss on the date of the merger in an amount equal to the difference between the “amount realized” and such stockholder’s adjusted tax basis in Valicert common stock. For this purpose, although there is no authority to this effect directly on point, the amount realized will likely be determined with reference to the trading value of the shares on the date of the merger. Ordinary interest income and/or capital gain (capital loss), assuming that Valicert common stock was held as a capital asset, will likely be recognized by such stockholder at the time of actual receipt of payment, to the extent that such payment exceeds (or is less than) the amount realized on the date of the merger. Since the law in this area is substantially underdeveloped, there may be alternative U.S. federal income tax treatments, none of which is a clearly identifiable prominent alternative under current U.S. federal income tax law. Given the uncertain treatment under the federal income tax law, a stockholder who determines to perfect appraisal rights should consult his or her tax advisor.

ANTICIPATED ACCOUNTING TREATMENT OF MERGER

The merger will be accounted for as a purchase business combination for financial accounting purposes in accordance with accounting principles generally accepted in the United States. For purposes of preparing Tumbleweed’s financial statements, Tumbleweed will establish a new accounting basis for Valicert’s assets and liabilities based upon their fair values, the merger consideration and the costs of the merger. Any excess of cost over the fair value of the net tangible and identifiable intangible assets of Valicert will be recorded as goodwill. Pursuant to Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, goodwill is not subject to amortization over its estimated useful life. Rather, goodwill is subject to at least annual assessment for impairment based on a fair value test. Identified intangible assets with finite lives will be amortized over those lives. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. At the time of closing of the merger, Tumbleweed will determine the fair value of Valicert’s assets and liabilities and will make appropriate business combination accounting adjustments. However, for purposes of disclosing pro forma information in this joint proxy statement/prospectus, Tumbleweed has made a preliminary determination of the purchase price allocation, based upon current estimates and assumptions, which is subject to revision upon consummation of the merger.

TUMBLEWEED BUSINESS

Overview

Tumbleweed is a leading provider of secure messaging applications for businesses and government organizations using the Internet. Tumbleweed enables businesses to share sensitive information via e-mail with customers, business partners, and suppliers, transforming e-mail into a tool for enhancing communication and increasing productivity. By deploying our secure messaging solutions, businesses improve their ability to enhance customer service, automate traditional paper and voice-based processes, enable secure collaboration with partners, comply with government and company policies to limit liability, enhance employee productivity, and prevent network disruption.

Tumbleweed’s suite of secure messaging products provide solutions to important productivity, customer service and online security needs. Tumbleweed’s suite of secure messaging products consists of Tumbleweed Secure Mail, Tumbleweed Secure Archive, Tumbleweed Secure Public Network, Tumbleweed Secure Redirect, Tumbleweed Secure Messenger and Tumbleweed Secure Statements. By deploying some or all of our solutions, our customers can:

•	defend their top line against competitors by expanding their existing e-channel to include secure e-mail customer service applications;

•	improve their bottom line by moving expensive paper-and phone-based processes online;

•	improve communications with partners, while at the same time protecting valuable intellectual property through secure collaborative partner networks;

•	reduce the organization’s exposure to liability by ensuring that internal and customer communications comply with company, human resources, or government regulations, including the Gramm-Leach-Bliley Act, or GLBA, and the Health Insurance Portability and Accountability Act, or HIPAA; and

•	reduce network congestion as well as enhance employee productivity by keeping spam and e-mail viruses out of the enterprise network.

Industry Background

The use of corporate e-mail systems, customer service applications and web services has grown as enterprises increasingly rely on these applications to communicate with their customers, business partners and suppliers. Enterprises seek communications applications that integrate business processes and associated data with e-mail and web applications and transform how they communicate and conduct business with their customers and partners. The volume of corporate e-mail communications has grown significantly over the past several years in both the business and consumer markets.

To fully leverage the power of communicating using the Internet and email, businesses must first address the issues of security, centralized management, automation, legacy integration and end-user behavior, as well as potential adoption issues. The policies and management protocols traditionally applied to paper or voice-based processes within a company in many cases are now being applied, appropriately, to e-mail communications. The adoption of these policies and protocols is critical to establish compliance with regulatory requirements and to provide the same audit trail and confidentiality protections that paper processes supply. End-users are also interested in easily accessible online services and communications from the companies with which they do business.

With comprehensive communication security solutions, businesses can deploy policies enterprise-wide, provide critical management of communications, and leverage the investment they have made in their existing systems in order to maximize business conducted on the Internet.

Tumbleweed’s Secure Messaging Applications and Services

Tumbleweed offers a comprehensive family of secure messaging applications that enable enterprises to leverage the cost-efficiencies and productivity of Internet communications. In addition, all Tumbleweed solutions are designed to integrate with existing business and e-mail systems, requiring no significant change in existing firewall or system infrastructures. Our applications can be purchased independently or together to create a powerful and complete communications solution for businesses. All of our solutions offer multi-level security using industry standards, universal access, and proven scalability for high volume message traffic.

Tumbleweed Solutions to Protect Enterprises

Tumbleweed’s protection solutions enable companies to centrally control, manage and monitor their Internet communications stream. This allows our customers to improve their capability to comply with their internal corporate policies, as well as government regulations. In addition, our solutions protect against virus and spam and archive critical communications.

Our protection solutions include Tumbleweed Secure Mail and Tumbleweed Secure Archive:

•	Tumbleweed Secure Mail—Tumbleweed Secure Mail allows enterprises to apply policy to inbound and outbound groupware communications. It includes the Secure Policy Gateway for centralized policy enforcement, anti-virus scanning capabilities and a suite of process managers and optional applications that can be quickly configured to define and enforce the policies appropriate to a particular business. The Secure Mail Content Manager scans messages and attachments for specific words or strings of words. When a policy violation is detected, Tumbleweed Secure Mail can take a number of actions, such as block, quarantine, archive, or defer delivery. With Secure Mail Access Manager, companies can set policies that restrict access of groupware-originated communications from certain senders or those sent to certain recipients. For example, policies can block inbound messages from known problem or spam domains, or prevent confidential information from being sent to an unwanted domain. The Secure Mail Virus Manager uses integrated server-based anti-virus software from Network Associates to detect and optionally clean or strip infected attachments in both incoming and outgoing messages.

•	Tumbleweed Secure Archive—Tumbleweed Secure Archive allows organizations to archive all or selected simple mail transfer protocol messages to an external device, such as an optical jukebox. Messages can be tagged with information such as violation type and retention period prior to archiving. Tumbleweed Secure Archive provides Web-based reviewer tools for performing queries and running reports.

Every day, high volumes of e-mail messages flow in and out of businesses carrying critical business communications (such as business plans, technology and engineering specifications, and contracts), personal communications and harmful content, such as viruses and spam. By neglecting to manage this communications stream, businesses risk:

•	interception of valuable business data by competitors or hackers;

•	loss of data and productivity from damage by viruses and malicious content;

•	clogging of network bandwidth by spam and recreational multimedia files;

•	liability for accidental exposure of confidential customer or employee information;

•	liability for exposure to racist, sexist, or otherwise harmful content in spam or employee distributed messages; and

•	liability for violation of industry regulations including various healthcare or other government regulations.

Tumbleweed protection solutions enable businesses to use groupware applications as a tool for fast, cost-effective communications. By integrating Tumbleweed’s protection solutions with existing groupware networks, a business can significantly enhance control of its online communications and set policies to apply content control, spam protection, filtering, encryption, access control, attachment management, virus scanning and digital signatures to groupware traffic. Tumbleweed protection solutions also enforce communication controls automatically, without relying on the initiative or costly re-training of individual users. Our server-based protection solutions offer several additional advantages over desktop solutions, including:

•	rapid deployment (typically installed, configured, and tuned within a week);

•	universal coverage (all groupware and web-based e-mail communications are automatically managed, so no change in existing infrastructure needs to be made);

•	centralized policy enforcement (identification of sensitive digital information, including the use of industry-specific lexicons); and

•	cost-effective centralized administration (no expenses for end user training or distributing, installing, or maintaining new desktop software).

Tumbleweed Solutions to Extend Enterprise Networks

Tumbleweed’s extension solutions allow businesses and organizations to establish secure Internet communications channels with partners, suppliers and customers. All of Tumbleweed’s extension solutions are server-based and integrate with existing groupware networks, enterprise systems, or legacy applications in order to secure communications automatically before it crosses the corporate firewall. Without retraining users or changing desktop software, our extension solutions enable businesses to take advantage of moving their business communications online and ensure that those communications are encrypted, auditable and controlled so that access is granted only to appropriate recipients.

Tumbleweed’s extension solutions include Tumbleweed Secure Public Network, Tumbleweed Secure Redirect, Tumbleweed Secure Messenger, and Tumbleweed Secure Statements.

•	Tumbleweed Secure Public Network—Tumbleweed Secure Public Network allows businesses to leverage the existing, public infrastructure of the Internet to communicate safely with their partners electronically in a cost-effective manner. A great deal of business critical communications—such as business plans, contracts, product drawings, artwork, legal documents and engineering specifications—take place among branch offices, between branch offices and headquarters or among businesses and their long-standing partners and customers. Until now, businesses have not had a cost-effective solution for securing and automating these communications. Courier services, such as FedEx, are relatively secure, but much slower and more expensive than electronic communications. Virtual private networks typically involve the installation and maintenance of custom hardware and software. Also, virtual private network access can be difficult to administer for both remote offices and outside partners that need to access only certain information but not the business’ entire network environment.

Using groupware applications and e-mail is fast and convenient, but typically not secure and can be difficult to manage and track. Using e-mail as a main communications vehicle can also open a company to risks involved with exposing important confidential information to competitors and hackers. Businesses need a way to secure these communications—quickly, easily, and automatically. The solution should:

•	complement rather than replace existing groupware applications and information technology systems at each site;

•	be based on open standards, so that it works with whatever software and hardware a particular partner is using; and

•	apply security automatically at the server level, without requiring end users to learn new procedures or replace the client software they are already familiar with.

By deploying our Tumbleweed Secure Public Network solution, a business can create secure networks among its offices, partners, suppliers, and customers. Meanwhile, end users within and outside the company can continue using their own client software. Tumbleweed Secure Public Network is a server-based solution that can automatically encrypt outgoing messages and sign them with an organization’s digital certificate. The solution also monitors, authenticates, and decrypts incoming messages, and delivers them unencrypted to the recipient’s desktop within the corporate network environment. Security applied is automatic and transparent to employees within the organizations.

•	Tumbleweed Secure Redirect—Tumbleweed Secure Redirect allows enterprises to communicate securely with individuals at locations outside the secure public network of partners and/or remote offices. Tumbleweed Secure Redirect can scan the content of outgoing messages originating from groupware applications or web-based email applications and then encrypt those communications for delivery depending upon a company’s policies. Recipients of messages only need an e-mail program and a web browser to receive encrypted messages. Recipients can be authenticated by a variety of methods, using known information about the recipient or by tying into an internal authentication database or engine existing within the company (lightweight directory access protocol, directory, single sign-on directory, etc.). Tumbleweed Secure Redirect enables businesses to automatically encrypt, deliver, and track communications to any Internet user with a standard email program and web connection. Tumbleweed Secure Redirect also allows enterprises to apply security to emails originating from an internal customer relationship management system.

The advantages of Tumbleweed Secure Redirect include:

•	universal coverage and ubiquitous reach (all groupware communications can be automatically managed and secured, any e-mail client and/or web browser can accept the encrypted messages);

•	expedited training (end users need not learn new procedures or new software tools); and

•	cost-effective (no expenses for end user training or distributing, installing, or maintaining new desktop software).

•	Tumbleweed Secure Messenger—Tumbleweed Secure Messenger supports secure ad hoc online customer service or everyday communications using the Tumbleweed Staging Server and private URL technology. Secure Messenger is an application designed to enable secure, trackable online communication, including secure, browser-based, person-to-person communications. Combining Secure Messenger and Secure Redirect, enterprises can tie into existing customer relationship management applications and e-mail response systems to ensure that the confidentiality and security of messages delivered to customers is maintained. Using Tumbleweed Secure Messenger, Internet users can securely compose, send, receive, store and search messages and files. Secure Messenger comes with the Tumbleweed Secure Inbox, an online e-mail inbox that contains all archived messages so customers can download and view messages at any time of the day and track responses of online customer service inquiries. The Tumbleweed Secure Inbox is used to increase levels of customer service, as well as increase internal productivity by allowing customers to self-service using an online vehicle. Tumbleweed Secure Messenger can interoperate with a business’s existing web portal applications creating a customized, branded experience for a business’ customers and /or partners.

•

Tumbleweed Secure Statements—Tumbleweed Secure Statements offers businesses a foundation for the automated preparation, secure Internet delivery of, tracking of and managed response to documents. Businesses send out very large quantities of paper documents each year. Secure Statements easily integrates with existing systems, and can automatically extract legacy data and convert print stream data (such as Hyper Text Markup Language and Extensible Markup Language) into Internet-ready files, and deliver such files to the customer or partner. In addition, our solutions can automatically forward important communications to electronic archives. To receive a statement sent via Tumbleweed Secure Statements, an end user only needs an email client and a web browser. New desktop software, Java applets or desktop plug-ins are not required. Electronic statements delivered by our solutions cost significantly less than paper statements because we eliminate printing and postage costs. Using Tumbleweed Secure Messenger, Secure Redirect, and Secure Statements together, businesses can increase customer retention and service by aggregating all customer communications into one secure location for a customer, organized in folders and by delivery dates and times.

The advantages of using Tumbleweed Secure Statements versus traditional paper-based delivery and other electronic delivery methods include:

•	cost reduction (no printing and mailing documents to customers);

•	existing system integration (extracts statement information from business applications, databases, and mainframe print streams);

•	universal delivery (reaches any Internet user with a standard email program and a Web browser);

•	security and authentication (includes passwords, PINs, and digital certificates);

•	thorough tracking (enables businesses to create an audit trail or otherwise track the transmission and receipt of statements);

•	payment system integration (integrates with various payment engines with customization); and

•	cost-effective deployment (no expenses for end user training or distributing, installing, or maintaining new desktop software).

Tumbleweed Professional Services

The following are examples of the professional services Tumbleweed offers:

•	Support, which assists customers in managing Tumbleweed products they have deployed.

•	Integration consulting, which allows our customers to integrate our solutions with existing technology infrastructure, including legacy systems, customer databases, support systems, and billing systems.

•	Technical training, which provides the customer with formal training in the administration and operation of our products and use of Tumbleweed application programming interfaces, or APIs.

Tumbleweed’s products are generally deployed in business-critical environments, where highly responsive customer support is critical to the continuing success of the deployed solution. We maintain a centralized technical support group that is responsible for first-line and second-line customer support as well as distribution of products and documentation updates. This group works closely with our professional services and product development organizations in order to ensure continuity in the areas of problem resolution and priority response.

Tumbleweed also offers extended customer assistance 24 hours a day, 7 days a week, for those customers requiring around the clock support. Pricing for such support is negotiated separately and is in addition to our standard fees.

Professional services are performed for an additional fee and are offered in conjunction with the licensing or deployment of our products.

Strategy

Tumbleweed’s objective is to provide a comprehensive family of solutions to leverage the Internet for business communication. Key elements of our strategy are:

Establish Tumbleweed as the leading provider of secure messaging applications that offer customers increased productivity, lowered costs and reduced liability.

Tumbleweed intends to establish Tumbleweed’s suite of secure messaging applications as the leading foundation upon which to build mission-critical business communications. Our focus is on offering solutions that allow our customers to rapidly recoup their original investment and earn a significant return on that investment. Our customers use our solutions to increase their productivity, efficiency and reduce costs. By moving business processes online and extending online communications to include a number of different applications, our software solutions can eliminate costs associated with traditional paper, fax or voice-based business processes. By filtering spam our solutions limit liability, protect network resources, and enhance employee productivity. Our solutions enable our customers to define and implement multi-layer security policies, ensuring the safe and efficient use of corporate email systems and the privacy of confidential information.

Focus on providing solutions in markets where Tumbleweed has solid market traction and which represent the largest opportunities for us.

Tumbleweed is focusing its efforts on large customers in the financial services and healthcare industries and federal government agencies. These sectors are especially sensitive to maintaining the confidentiality of information, including financial account or transaction data, patient health information, or issues of national security. In addition, these customers are subject to governmental and industry regulations, such as the Health Insurance Portability and Accountability Act and the Gramm-Leach-Bliley Act concerning online communication.

Provide comprehensive professional and/or outsourcing services through systems integrators or through Tumbleweed’s in-house team.

Tumbleweed offers a full suite of professional and consulting services that are designed to help customers implement our solutions as rapidly as possible. The services include business-specific applications consulting, software development, training and complete technical support. In addition, services and outsourcing can also be provided through our best-of-breed systems integrators.

Customers

Tumbleweed provides secure messaging applications and services for a variety of businesses and government agencies. The following is a list of each of Tumbleweed’s business customers that in 2002 entered into a contract to pay Tumbleweed over $50,000.

American Express Company

Ameritrade, Inc.

Amgen Inc.

Banc of America Securities LLC

Baxter International Inc.

BlueCross BlueShield of North Carolina

Boehringer Ingelheim GmbH

Capital BlueCross

California Federal Bank (now part of Citicorp)

Capital One Financial Corporation

Catholic Healthcare West

Centegra Health System

ChevronTexaco Corporation

Children’s Hospital of Orange County, Inc.

CIGNA Corporation

Credit Suisse First Boston LLC

Deere & Company

Dell Computer Corporation

Die Schweizer Post

FleetBoston Financial Corporation

Fleet Securities, Inc.

General Electric Company

Gibson, Dunn & Crutcher LLP

GlaxoSmithKline plc

Great-West Life & Annuity Insurance Company

Harley Davidson Financial Services

Hawaii Medical Service Association

IndyMac Bancorp, Inc.

InSight Health Corp.

International Post Corporation

j2 Global Communications, Inc.

John Hancock Financial Services Inc.

J.P. Morgan Chase & Co.

Kimberly-Clark Corporation

Lehman Brothers

LTC Partners, LLC

Marsh USA Inc.

MassMutual Financial Group

Merck & Co., Inc.

Merrill Lynch & Co., Inc.

Metropolitan Life Insurance Company

MGM Mirage Operations, Inc.

Molina Healthcare, Inc.

Morrison & Foerster LLP

Mutual of Omaha Insurance Company

National Semiconductor Corporation

Providian Financial Corporation

Safeway Inc.

Salomon Smith Barney Inc.

Sanofi-Synthelabo Inc.

Scripps Health

Sharp HealthCare

Siebel Systems, Inc.

Siemens AG

Solimar Systems, Inc.

TD Waterhouse Group, Inc.

TeleTech Holdings, Inc.

The Cleveland Clinic

The Gap, Inc.

The Goldman Sachs Group, Inc.

The Nasdaq Stock Market, Inc.

Time Inc.

Tufts Associated Health Maintenance Organization, Inc.

UBS Warburg

UMB Financial Corporation

United Parcel Service of America, Inc.

U.S. Bancorp

Verisign, Inc.

Verizon Communications, Inc.

Vinson & Elkins L.L.P.

Wachovia Corporation

White & Case, LLP

For 2002, 2001 and 2000, five customers comprised approximately 23%, 17% and 20%, respectively, of Tumbleweed’s revenue. For the three months ended March 31, 2003 and 2002, five customers comprised approximately 28% and 48% of our revenue, respectively. The loss of one or more of Tumbleweed’s major customers, the failure to attract new customers on a timely basis or a reduction in usage and revenue associated with the existing or proposed customers would harm Tumbleweed’s business and prospects. For the years ended December 31, 2000, 2001 and 2003 and the three months ended March 31, 2003, respectively, no single customer comprised 10% or more of Tumbleweed’s revenue.

Sales

Tumbleweed maintains a direct sales force that focuses on signing key enterprise customers as well as further penetrating existing accounts by selling them new applications. Our sales force consists of a total of 34 employees as of March 31, 2003. Sales offices in the U.S. currently include Redwood City, California; Chicago, Illinois; New York, New York; Reston, Virginia; and San Ramon, California. Our sales force includes field sales engineers and inside sales personnel who support the account executives. Field sales engineers assist our account executives with technical presentations, customer requirements analysis and initial solution designs. Our inside sales personnel assist the account executives in managing their customer relationships and qualifying new accounts. Our sales effort is augmented by the sales forces of our channel partners. The typical sales cycle can range from one to nine months, but may be significantly longer for large sales.

Marketing

Tumbleweed’s marketing efforts are organized around three primary areas: product marketing, product management and corporate marketing. Product marketing identifies target markets and customer opportunities, then develops the positioning, programs and materials to reach customers and support sales activities. Product management translates customer and market requirements into product plans and works with engineering to ensure completion. Product management also trains salespeople on product information. Corporate marketing drives overall market awareness of Tumbleweed as a company and our products through analyst and investor relations, media, events, and speaking engagements. Corporate marketing is also responsible for branding, corporate identity, and the Tumbleweed website. Both product marketing and corporate marketing work closely with direct sales and channel sales partners to focus programs more effectively and guide product research and development.

Governmental Regulation

Tumbleweed is not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to access to online commerce. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, Internet transaction taxation, pricing, content, copyrights, distribution and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. For example, the Federal Communications Commission, or FCC, could determine through one of its ongoing proceedings that the Internet is subject to regulation. Among other possible courses of action, the FCC may determine that Internet service providers are subject to certain access charges or fees for carrying Internet traffic over the public switched telephone network. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business, or otherwise have a material adverse effect on our business, financial condition and results of operations.

Permits or licenses may be required from federal, state, local or foreign governmental authorities to operate or to sell some products on the Internet. We may not be able to obtain these permits or licenses. We may be required to comply with future national and/or international legislation and statutes regarding conducting commerce on the Internet in all or specific countries throughout the world. It may not be possible to comply with this legislation or these statutes on a commercially reasonable basis, if at all.

In addition, Tumbleweed’s products rely on encryption and authentication technology from third parties to provide the security and authentication necessary to achieve secure transmission of confidential information. Exports of software products utilizing encryption technology are generally restricted by the U.S. and various foreign governments. We have obtained approval to export products using up to 255-bit symmetric encryption and 2048-bit public key encryption, including the products formerly known as IME Server, IME Desktop, IME Receive Applet, IME Remote API using OmniORB with SSL, and MMS Worldwide/255. We are not exporting other hardware, software or technology that is subject to export control under U.S. law. However, the list of countries and products for which exports are restricted and the related regulatory policies could be revised in the future, and we may not be able to obtain required government approvals.

Intellectual Property

To date, the U.S. Patent and Trademark Office has issued Tumbleweed 12 U.S. patents—11 utility patents and one design patent related to the user interface of Tumbleweed’s products. We have filed an additional 22 utility patent applications that are now pending in the U.S. Patent and Trademark Office. We also have 23 patent applications now pending in foreign jurisdictions, including three pending applications filed under the Patent Cooperation Treaty. In addition, we currently have nine registered trademarks worldwide, including the mark Tumbleweed, and are pursuing other key trademarks and service marks in the U.S. and internationally.

Tumbleweed regards our patents, trademarks, trade secrets, and other intellectual property as critical to our success. We rely on patent and trademark law together with confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. Despite these precautions, we may not be successful in protecting our rights. For example, it may be possible for unauthorized third parties to copy particular portions of our products or reverse engineer or obtain and use information that we regard as proprietary. Some end-user license provisions protecting against unauthorized use, copying transfer and disclosure of the licensed program may be unenforceable under the laws of some jurisdictions and foreign countries. In addition, the laws of some foreign countries do not protect proprietary rights, particularly software based patents, to the same extent as do the laws of the U.S. Our means of protecting our proprietary rights in the U.S. or abroad may not be adequate and competing companies may independently develop similar technology. In particular, we are currently engaged in litigation to enforce our intellectual property rights, which may not be successful and in any event will result in substantial expenditures of resources to pursue.

The status of U.S. patent protection in the software industry is not well defined and will evolve as the U.S. Patent and Trademark Office grants additional patents and as the Federal Courts further interpret software-based inventions. The status of foreign protection in the software industry is also evolving and not well-defined. Our patent applications may not be issued with the scope of the claims sought by us, if at all. Our products may infringe patents issued to third parties. In addition, because foreign patent applications are not published until 18 months after filing and patent applications in the U.S. are not publicly disclosed until the patent is issued, U.S. and/or foreign applications may have been filed by third parties that relate to our software products.

Third parties could claim infringement by Tumbleweed with respect to current or future products or services. We may increasingly be subject to claims of intellectual property infringement as the number of our competitors grows and the functionality of their products and services increasingly overlap with ours. We aggressively seek to enforce our patent and other intellectual property rights, which may further increase the risk of adverse claims. Any of these claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management’s attention and resources, limit use of our services or require us to enter into royalty or license agreements. A successful claim of product infringement against us could harm our business and prospects.

Competition

The markets in which Tumbleweed competes are intensely competitive and rapidly changing. We believe there is no single competitor that offers the complete package of secure messaging applications that Tumbleweed sells. We are aware of competitors that exist for each of our product lines and for combined components of our solution sets.

Tumbleweed’s principal competition for Tumbleweed’s protection solutions are companies that offer various e-mail content filtering products. Companies that sell products that compete with some of the features within our products include Clearswift Technologies, CipherTrust, Inc., and Trend Micro Incorporated.

Tumbleweed’s principal competition in the secure messaging and statement delivery market area comes from providers with offerings that are intended to compete directly with our products or that could be used as alternatives to our products. Examples of some of these providers are PostX Corporation, Sigaba, and Zix Corporation. Our solutions can be an alternative to traditional mail and courier delivery services such as those offered by Federal Express Corporation, UPS, or the U.S. Postal Service, and to general purpose e-mail applications and services. In addition, companies with which we do not presently directly compete may become competitors in the future, either through the expansion of our products or through their product development in the area of secure online communication services. These companies include International Business Machines Corporation/Lotus Development Corporation, and Microsoft Corporation.

The principal competitive factors in Tumbleweed’s industry include price, product functionality, product integration, platform coverage and ability to scale, worldwide sales infrastructure and global technical support. Some of our competitors have greater financial, technical, sales, marketing and other resources than we do, as well as greater name recognition and a larger installed customer base. Additionally, some of these competitors have research and development capabilities that may allow them to develop new or improved products that may compete with product lines we market and distribute. We expect that the market for mission-critical messaging software, which has been fragmented historically, will become more consolidated with larger companies being better positioned to compete in such an environment in the long term. As this market continues to develop, a number of companies with greater resources than ours could attempt to increase their presence in this market by acquiring or forming strategic alliances with our competitors or business partners. Our success will depend on our ability to adapt to these competing forces, to develop more advanced products more rapidly and less expensively than our competitors, and to educate potential customers as to the benefits of licensing our products rather than developing their own products. Competitors could introduce products with superior features, scalability and functionality at lower prices than our products and could also bundle existing or new products with other more established products that discourage users from purchasing our products. In addition, because there are relatively low barriers to entry for the software market, we expect additional competition from other established and emerging companies. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could harm our business.

Employees

As of March 31, 2003, Tumbleweed employed 133 people worldwide, including 47 in engineering, 34 in sales, 25 in professional services, seven in marketing, and 22 combined in corporate management, finance, human resources, information technology, legal, and other administration. Our employees are not represented by any collective bargaining organization. We have never experienced a work stoppage and consider our relations with our employees to be good.

Properties and Facilities

Tumbleweed leases approximately 40,000 square feet for our corporate headquarters located in Redwood City, California under a lease with a term of five years commencing June 8, 1999. This lease expires in 2004 and we are currently planning on either leasing a new headquarters office or renewing our existing lease at that time. We also maintain domestic sales offices in Chicago, Illinois with a lease term expiring in 2004; approximately 8,000 square feet in New York, New York with a lease term expiring in 2005; Reston, Virginia with a lease term expiring in 2004; and San Ramon, California with a lease term expiring in 2003. Tumbleweed is currently attempting to sublease half of the space in New York. Other offices we maintain include 5,548 square feet in Ann Arbor, Michigan, Hong Kong, the Netherlands, Switzerland, and approximately 13,000 square feet in the United Kingdom. The Ann Arbor, Michigan lease has a term expiring in 2003 and this office was subleased to a third party beginning in March 2003 for the remainder of the lease term. The Hong Kong lease was terminated in April 2003. The Netherlands lease was terminated in March 2003. The Switzerland lease has a term expiring in 2003. The United Kingdom lease has a term expiring in 2020, and this office is subleased to a third party through July 2003. Tumbleweed is currently attempting to renew this sublease or find a new sublessee. Other than the facility space that Tumbleweed has subleased or is attempting to sublease as described above, Tumbleweed is currently utilizing all of its leased facility space.

Legal Proceedings

On July 7, 2000, three complaints were filed by David H. Zimmer, Congressional Securities, Inc. and others against Interface Systems, Inc. (a company Tumbleweed acquired in 2000) and various additional defendants, including Interface’s prior president and chief executive officer, Robert A. Nero. Plaintiffs’ complaint currently seeks compensatory damages for losses resulting from not selling their Interface stock from March 14, 2000 to the end of March 2000 and for losses from purchases of Interface stock from March 14, 2000 through April 12, 2000. In March 2003, the court dismissed all claims against Interface and dismissed all claims against Mr. Nero, except a breach of fiduciary duty claim to the extent that claim arises from Michigan common law. In April 2003, Mr. Nero filed an answer and a counterclaim against Mr. Zimmer and Congressional Securities, Inc. seeking contribution and indemnity. Because Mr. Nero and Interface are parties to an indemnification agreement, Interface may incur vicarious liability if and to the extent that the court awards damages against Mr. Nero in this lawsuit. The accompanying financial statements do not include a reserve for any costs for damages, if any, that might result from this uncertainty. An adverse outcome could significantly harm Tumbleweed’s business and operating results.

An attorney issued a press release on March 7, 2003 stating that he had filed a purported securities class action lawsuit, alleging the violation of federal and state securities laws, on behalf of persons who acquired the common stock of Tumbleweed (other than purchasers of Tumbleweed’s initial public offering) from August 6, 1999 to October 18, 2000. Tumbleweed has not been served with a summons or a complaint with respect to this purported securities class action lawsuit. An adverse outcome could harm Tumbleweed’s business and operating results. Moreover, the costs in defending this lawsuit could harm future operating results.

Although Tumbleweed believes these lawsuits are without merit, no assurance can be given about their outcome, and an adverse outcome could significantly harm our business and operating results. Moreover, the costs in defending the lawsuits could harm future operating results.

In May 2002, Tumbleweed sued PayPal, Inc. alleging infringement of our U.S. Patent No. 5,790,790 and our U.S. Patent No. 6,192,407. In May 2002 PayPal filed an answer and counterclaims denying our allegations and seeking declarations from the court that our patents are not infringed and are invalid. In September 2002, we filed a First Amended Complaint that added eBay, Inc. as a defendant. Both PayPal and eBay filed an answer and counterclaims to the First Amended Complaint denying our allegations and seeking declarations from the court that our patents are not infringed and are invalid. In January 2003, we filed a Second Amended Complaint that added a cause of action against each of PayPal and eBay for infringement of our U.S. Patent No. 6,487,599, which the U.S. Patent and Trademark Office granted to us after we had filed the First Amended Complaint. Both PayPal and eBay filed an answer and counterclaims to the Second Amended Complaint denying our allegations and seeking declarations from the court that our patents are not infringed and are invalid. The litigation is proceeding and is currently in the claim construction phase.

In September 2002, Tumbleweed received a letter from Entrust, Inc. indicating that we may be interested in licensing the technology covered by U.S. Patent No. 6,393,568, Encryption and Decryption System and Method with Content Analysis Provision, issued to Entrust. In October 2002, we sent a letter to Entrust indicating that Entrust may be interested in licensing the technology covered by four patents issued to Tumbleweed, namely, U.S. Patent Nos. 6,061,448, Method & System For Dynamic Server Document Encryption, 6,119,137, Distributed Dynamic Document Conversion Server, 6,151,675, Method & Apparatus For Effecting Secure

Document Format Conversion, and 6,470,086, Method & Apparatus For Effecting Secure Document Format Conversion. In February 2003, we received a letter from Entrust indicating that we may have an interest in three additional patents issued to Entrust: U.S. Patent Nos. 6,229,894, Method and Apparatus for Access to User-Specific Encryption Information, 6,256,733, Access and Storage of Secure Group Communication Cryptographic Keys, and 6,266,420, Method and Apparatus for Secure Group Communications.

Tumbleweed believes it does not infringe any valid Entrust patent. Moreover, in April 2003, Tumbleweed filed with the U.S. Patent and Trademark Office a request for interference with Entrust Patent No. 6,393,568. If we were to conclude based on additional information that some element of our processes are or might be covered by a valid Entrust patent, we might seek to negotiate and obtain a license from Entrust. If we were unwilling or unable to obtain a license from Entrust, we would remain subject to potential liability for patent infringement. Although we will contest any lawsuit by Entrust vigorously, we cannot make assurances that we will prevail if Entrust were to sue us for infringement of any of the Entrust patents. If any portions of our products were found to be infringing a valid Entrust patent, then we would likely be unable to continue to offer those portions of our products found to be infringing. We could also then be required to pay damages for past infringing use, possibly attorneys’ fees, and possibly treble damages. This could have a material adverse effect on our business prospects, financial condition, results of operations, and cash flows.

In September 2002, Tumbleweed sued Yahoo!, Inc., alleging infringement of our U.S. Patent No. 5,790,790 and our U.S. Patent No. 6,192,407. In January 2003, pursuant to a stipulation between the parties, we filed a First Amended Complaint to add a cause of action for infringement of an additional patent, U.S. Patent No. 6,487,599, which the U.S. Patent and Trademark Office granted to us after we had filed the original complaint, and to specifically allege that Yahoo had infringed and continues to infringe the asserted patents with its online financial service known as PayDirect. Yahoo filed an answer and counterclaims to the First Amended Complaint denying our allegations and seeking declarations from the court that our patents are not infringed and are invalid. In March 2003, we filed a Second Amended Complaint, naming HSBC Bank USA as a co-defendant, on the grounds that HSBC Bank USA and Yahoo are commercial partners in the accused online financial service, which they have jointly marketed as “Yahoo!PayDirect with HSBC.” In April 2003 HSBC Bank USA filed an answer to our Second Amended Complaint denying our allegations and seeking declarations from the court that our patents are not infringed and are invalid. The litigation is currently in the claim construction phase.

In October 2002, Tumbleweed sued E*Trade, Inc. alleging infringement of our U.S. Patent No. 6,192,407. In December 2002, before the defendant had filed an answer to our complaint, two of its service providers agreed to pay us on behalf of the defendant a significant initial amount and a royalty of four cents per delivery of electronic information using a personalized, trackable URL (as covered in the claims of our patent). After the initial payment was made, we dismissed the lawsuit.

In February 2003, Tumbleweed sued Ticketmaster alleging infringement of our U.S. Patent No. 5,790,790, our U.S. Patent No. 6,192,407, and our U.S. Patent No. 6,487,599. In March 2003 Ticketmaster filed an answer to our complaint denying our allegations and seeking declarations from the court that our patents are not infringed and are invalid. This litigation is in its preliminary phases.

In February 2003, Tumbleweed sued Ameritrade, Inc. alleging infringement of our U.S. Patent No. 6,192,407. In March 2003, we filed a First Amended Complaint to add a cause of action for infringement of an additional patent, U.S. Patent No. 6,529,956, which the U.S. Patent and Trademark Office granted to us after we had filed the original complaint. In March 2003 Ameritrade, Inc. filed an answer to our First Amended Complaint denying our allegations and seeking declarations from the court that our patents are not infringed and are invalid. This litigation is in its preliminary phases.

TUMBLEWEED SELECTED HISTORICAL FINANCIAL DATA

You should read Tumbleweed’s selected consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto contained elsewhere in this joint proxy statement/prospectus. The selected consolidated statements of operations data for the years ended December 31, 2000, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2000 and 2001 are derived from our audited consolidated financial statements contained elsewhere in this joint proxy statement/prospectus. The consolidated statements of operations data for the three months ended March 31, 2002 and 2003 and the consolidated balance sheet data as of March 31, 2003 are derived from Tumbleweed’s unaudited condensed consolidated financial statements contained elsewhere in this joint proxy statement/prospectus. The consolidated statements of operations data for the years ended December 31, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998, 1999 and 2000 are derived from our audited consolidated financial statements not included or incorporated by reference in this joint proxy statement/prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue from continuing product lines	$5,781	$8,094	$25,525	$29,048	$37,338	$15,284	$10,575
Revenue from discontinued product lines	—	—	—	—	—	1,472	4,888
Gross profit(1),(2)	4,368	5,911	18,457	16,773	24,221	11,853	11,213
Operating expenses(3),(4)	6,860	10,689	38,468	129,475	97,061	37,900	23,456
Operating loss before amortization and impairment of goodwill and intangible assets, restructuring, and merger-related expenses	(2,492)	(4,778)	(14,298)	(44,825)	(48,262)	(26,047)	(12,243)
Operating loss	(2,492)	(5,349)	(20,011)	(112,702)	(72,840)	(26,047)	(12,243)
Net loss(4)	(2,482)	(4,375)	(20,866)	(114,165)	(69,829)	(24,222)	(11,720)
Net loss per share—basic and diluted	$(0.08)	$(0.18)	$(0.68)	$(3.78)	$(2.51)	$(1.65)	$(1.79)
Shares used in calculating basic and diluted loss per share	30,494	30,527	30,589	30,171	27,829	14,650	6,549

	March 31, 2003 (unaudited)	December 31,
		2002	2001	2000	1999	1998
		(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$27,001	$29,210	$41,067	$73,568	$60,544	$4,556
Total assets	35,116	37,809	65,310	178,900	75,683	12,719
Long-term debt, excluding current installments	—	—	9	497	1,017	382
Total stockholders’ equity	19,555	21,831	43,095	153,612	61,713	4,437

(1)	Includes gross profit from product lines we discontinued prior to January 1, 2000.
(2)	Includes stock compensation expense of $10, $317 and $150 for the years ended December 31, 2002, 2001, and 2000, respectively, and $8 and $77 for the three month periods ended March 31, 2003 and 2002, respectively.
(3)	Includes stock compensation expense (credit) of ($311), $2,811, $5,821, $3,536, and $715 for the years ended December 31, 2002, 2001, 2000, 1999, and 1998, respectively, and $26 and $185 for the three month periods ended March 31, 2003 and 2002, respectively.
(4)	Includes the impairment of goodwill and intangible assets of $5,713 and $50,983 for the years ended December 31, 2002 and 2001, respectively. Tumbleweed adopted SFAS 142, Goodwill and Other Intangible Assets (SFAS 142), on January 1, 2002. Under SFAS 142, goodwill is no longer amortized but is tested for impairment at least annually. As a result of the adoption of SFAS 142, Tumbleweed recorded a transitional impairment loss of $974 which was recognized as a cumulative effect of change in accounting principle in 2002 for the year ended December 31, 2002.

TUMBLEWEED MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and the related notes. The following discussion contains forward-looking statements that reflect Tumbleweed’s plans, estimates and beliefs. Tumbleweed’s actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and those listed under “Risk Factors.”

Overview

Tumbleweed is a leading provider of secure messaging applications for businesses and government organizations using the Internet. Tumbleweed enables businesses to share sensitive information via e-mail with customers, business partners, and suppliers, transforming e-mail into a tool for enhancing communication and increasing productivity. By deploying our secure messaging solutions, businesses improve their ability to enhance customer service, automate traditional paper and voice-based processes, enable secure collaboration with partners, comply with government and company policies to limit liability, enhance employee productivity, and prevent network disruption.

Tumbleweed’s suite of secure messaging products provide solutions to important productivity, customer service and online security needs. By deploying some or all of our solutions, our customers can:

•	reduce network congestion as well as enhance employee productivity by keeping spam and e-mail viruses out of the enterprise network;

•	reduce the organization’s exposure to liability by ensuring that internal and customer communications comply with company, human resources, or government regulations, including the Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act;

•	defend their top line against competitors by expanding their existing e-channel to include secure e-mail customer service applications;

•	improve their bottom line by moving expensive paper- and phone-based processes online; and

•	improve communications with partners, while at the same time protecting valuable intellectual property through secure collaborative partner networks.

On January 31, 2000, Tumbleweed completed the acquisition of Worldtalk Communications Corporation, or Worldtalk, a provider of Internet security and policy management solutions that enable organizations to define and manage e-mail and web security usage policies to manage the risks and liabilities associated with Internet communications. Under the terms of the merger agreement, each Worldtalk share of common stock has been converted into 0.26 of a share of our common stock. A total of 3,798,398 shares of our common stock were exchanged for 14,609,374 shares of Worldtalk common stock. The business combination has been accounted for as a pooling of interests and, accordingly, our historical financial statements have been restated to include the accounts and results of operations of Worldtalk.

On May 15, 2000, Tumbleweed repurchased from Hikari Tsushin 5% of the outstanding stock of Tumbleweed Communications KK, for a price of approximately $645,000. As a result of this transaction, we owned a controlling interest of Tumbleweed Communications KK and began accounting for Tumbleweed Communications KK under the consolidation method effective April 1, 2000. On August 29, 2000, we repurchased an additional 25% of the outstanding shares of Tumbleweed Communications KK, increasing our ownership position to 80%. During the six months ended June 30, 2002, Tumbleweed Communications KK experienced a sustained decline in operations. As a result, we reevaluated our future prospects in Japan and decided to transition to an indirect sales distribution model in Japan. During the three months ended

September 30, 2002, we began the liquidation of Tumbleweed Communications KK. Tumbleweed Communications KK ceased operations in August 2002 and formally declared bankruptcy in December 2002.

On August 1, 2000, Tumbleweed completed a primary and secondary public offering of 3,000,000 shares of our common stock at a price of $56.00 per share. Of the 3,000,000 shares of common stock, 1,500,000 primary shares were sold by us and 1,500,000 secondary shares were sold by our stockholders. Tumbleweed did not receive any of the proceeds from shares sold by its stockholders. Net proceeds of $77.9 million from the offering of primary shares have been used for working capital and other general corporate purposes.

On September 1, 2000, Tumbleweed completed the acquisition of Interface Systems, Inc., or Interface. Interface’s Legacy to Internet, or L2i, products and services simplify the process of transforming and using data found in legacy computer systems into electronic content that is easy to distribute and use online. The combination of L2i with Tumbleweed’s Integrated Messaging Exchange (also known as Tumbleweed IME, a software solution for creating secure communications channels between a business and its customers) allows our business customers to transform data from their legacy computer systems into a digital format that can easily be transmitted to their customers over the Internet. This comprehensive, end-to-end solution for secure electronic statement presentment is known as Tumbleweed Secure Statements. We divested the Interface businesses other than L2i. The acquisition was accounted for using the purchase method of accounting and accordingly, the purchase price of $77.1 million was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. Since September 1, 2000, Interface’s results of operations have been included in our consolidated statements of operations. The fair value of the intangible assets was determined based upon a valuation using a combination of methods, including a cost approach for the assembled workforce, and an income approach for the core technology. The purchase price of $77.1 million consisted of an exchange of 1,249,210 shares of our common stock with a fair value of $64.2 million, assumed stock options with a fair value of $7.9 million, cash paid of $2.0 million, and other acquisition related expenses of $2.9 million consisting primarily of payments for investment banker’s fees, legal fees, accounting fees, and printer fees.

During the three months ended March 31, 2001, Tumbleweed performed an impairment assessment of the identifiable intangible assets and goodwill recorded in connection with the acquisition of Interface. The assessment was performed primarily due to changes in the economy, the overall decline in the industry growth rates, and our lower actual and projected operating results including that of the business acquired from Interface. Our assessment was supported by the significant sustained decline in our stock price since the valuation date of the shares issued in the Interface acquisition, which resulted in the net book value of our assets prior to the impairment charge significantly exceeding our market capitalization. As a result of our review, we recorded a $51.0 million impairment charge to reduce goodwill and other intangible assets. The charge was determined based upon our estimated discounted cash flows over the remaining estimated useful life of the goodwill using a discount rate of 15%. The assumptions supporting the cash flows including the discount rate were determined using our estimates as of March 31, 2001. The remaining intangible assets were amortized in full over their remaining useful life in 2001.

In January 2001, Tumbleweed’s Board of Directors approved a restructuring program. This restructuring program was intended to align our cost structures with our company-wide focus on customer service, sales, and research and development. The restructuring involved consolidating our facilities in the U.S. and closing sales offices in Paris, France; Chatsworth, Australia; and Stockholm, Sweden, realigning our professional services organization, and reducing headcount in most areas of our business. The reduction in force involved approximately 100 employees and total charges incurred as a result of the restructuring were $4.7 million during 2001, which includes charges related to vacating leased facilities domestically and abroad. As of December 31, 2002, we had no remaining liabilities relating to the restructuring expenses we recorded in 2001.

During 2002, Tumbleweed transitioned from direct sales operations to indirect sales operations in Europe due to sustained declines in the operating results. We are winding down our direct sales operations in Europe and have signed a reseller agreement with a distributor to sell our products and provide technical support to our customers in Europe.

In August 2002, Tumbleweed’s Board of Directors approved a program to repurchase up to $10.0 million of our common stock. Although we are not required to purchase any stock under the program, we may purchase shares either in the open market or in negotiated transactions as market and business conditions warrant. The timing and amount of any shares repurchased is determined by our management based on an evaluation of market conditions and other factors. The purchases are made at current market prices or in negotiated transactions off the market and are funded using our working capital. The repurchase program extends over a twelve month period and may be suspended or discontinued at any time. In October 2002, we adopted a 10b5-1 plan, which we renewed in April, 2003. This plan allows us to repurchase our stock under our repurchase program during a period in which we are in possession of material non-public information, provided we previously communicated repurchase instructions to our broker at a time when we were not in possession of such material non-public information. The 10b5-1 plan does not increase the aggregate $10.0 million amount authorized for repurchase purposes. During the year ended December 31, 2002 we repurchased 717,500 shares of our common stock for $796,000.

Tumbleweed’s future net income and cash flow may be adversely affected by limitations on our ability to apply net operating losses for federal income tax reporting purposes against taxable income in future periods, including limitations due to ownership changes, as defined in Section 382 of the Internal Revenue Code, arising from issuance of stock.

Recent Development

On February 18, 2003, Tumbleweed announced the signing of a definitive merger agreement with Valicert, Inc, or Valicert. Pending stockholder and regulatory approvals, we agreed to acquire all of the outstanding shares of Valicert in a stock-for-stock transaction. As approved by the Boards of Directors of each company, the merger calls for each share of Valicert common stock to be exchanged for 0.385 shares of Tumbleweed common stock, or approximately 9.8 million shares, which will represent approximately     % of Tumbleweed’s outstanding common stock as of the record date assuming no exercise of outstanding Tumbleweed and Valicert options and warrants. The transaction is expected to close in the second or third quarter of 2003, depending on regulatory review.

Three Months ended March 31, 2003 and 2002

Revenue.    Revenue, which consists of both product and intellectual property, or IP, revenue as well as services revenue, results from new contracts and backlog. Tumbleweed defines backlog as deferred revenue, contractual commitments that are not due and payable as of the balance sheet date, or collectibility is in doubt, and/or for whom the product or service has not yet been delivered. Product and IP revenue consists of license and transaction fees, patent license agreement fees, and the sale of distribution rights. Services revenue includes support and maintenance, consulting, and training fees. Total revenue for the three months ended March 31, 2003 decreased to $5.8 million from $8.1 million for the same three months in 2002. The decrease in total revenue was due to a $2.6 million decrease in product and IP revenue. The reduction in product and IP revenue was partially offset by a $301,000 increase in services revenue. For the three months ended March 31, 2003, no single customer comprised 10% or more of Tumbleweed’s revenue. For the three months ended March 31, 2002 one customer comprised approximately 18% of Tumbleweed’s revenue. For the three months ended March 31, 2003 and 2002, five customers comprised approximately 28% and 42% of Tumbleweed’s revenue, respectively.

Product and IP revenue for the three months ended March 31, 2003 decreased to $2.9 million from $5.5 million for the same three months in 2002. The decrease of $2.6 million in product and IP revenue was primarily due to a decrease in transaction revenue, license revenue and IP revenue in the three months ended March 31, 2003. During 2001 Tumbleweed began shifting from a transaction-based model, in which fees are based on the volume of transactions or contractual minimum volumes and revenue is recognized when fees are due and payable during those months where transaction volume does not exceed the designated minimums, to a perpetual license model. Transaction revenue decreased to $158,000 from $930,000 and Tumbleweed expects transaction revenue to continue to decrease in the future. As part of this transition, many of Tumbleweed’s former transaction-based customers have purchased software licenses with associated support and maintenance contracts. License revenue decreased to $2.6 million from $3.3 million due to the continued decline in information technology spending by Tumbleweed’s existing and prospective customers based primarily on the uncertainty of the economy, which also contributed to a decrease in average selling prices for Tumbleweed’s products. IP revenue decreased by more than $900,000 due to a reduction in patent license agreements consummated in the three months ended March 31, 2003.

Services revenue for the three months ended March 31, 2003 increased to $2.9 million from $2.6 million for the same three months in 2002. The increase in services revenue was due to a $538,000 increase in maintenance revenue from Tumbleweed’s installed customer base. This was partially offset by a $236,000 decrease in consulting revenue due to Tumbleweed’s shift in consulting services towards supporting customer implementations of Tumbleweed’s product and away from a generalized secure messaging consulting practice, in which Tumbleweed advised and provided services across a variety of technology platforms. This transition resulted in the reduction in the number of revenue generating projects and revenue generating consultants. Tumbleweed expects consulting revenue to decline in fiscal year 2003 as Tumbleweed continues this transition.

Cost of Revenue.    Cost of revenue is comprised of product license costs and service costs. Product license cost is primarily comprised of royalties paid to third parties for software licensed by Tumbleweed for inclusion in Tumbleweed’s products. Service costs are comprised primarily of employee and employee-related costs related to customer support and consulting and contract development projects with third parties. Total cost of revenue for the three months ended March 31, 2003 decreased to $1.4 million, or 24% of revenue, from $2.2 million, or 27% of revenue for the same three months in 2002. Total cost of revenue decreased, as a percentage of revenue, due to a shift in Tumbleweed’s services revenue mix to higher-margin customer support and maintenance revenue from lower-margin consulting revenue. Total cost of revenue decreased, in absolute dollars, primarily due to a decrease in employees and related employee costs, including salary reductions. The decrease in employees was driven by Tumbleweed’s increased focus regarding the direct implementation and development of our core products, and the transition from direct sales operations to indirect sales operations in Europe and Japan which reduced Tumbleweed’s professional services headcount in those regions to zero. Overall, employee-related costs decreased by $504,000. The remainder of the decrease in total cost of revenue was due to reductions in third-party consulting expenses, allocated overhead charges and depreciation expense. Consulting expenses decreased by $92,000 due to Tumbleweed’s decision to terminate Tumbleweed’s Data Center service in the second half of 2002. This decision reduced consulting expenses used to support this service. Allocated overhead charges decreased due to a reduction in Tumbleweed’s allocable cost base caused by Tumbleweed’s reduction in information technology spending and Tumbleweed’s reduction in facility costs. Depreciation expense decreased due to some of Tumbleweed’s assets becoming fully depreciated in 2002, and lower capital expenditures in 2002 as compared to 2001 and 2000.

Research and Development Expenses.    Research and development expenses are comprised of employee and employee-related costs and other costs required for the development of Tumbleweed’s applications, quality assurance, and testing. Research and development expenses for the three months ended March 31, 2003 decreased to $2.0 million from $3.2 million for the same three months in 2002. The decrease in research and development expenses was primarily due to a decrease in the number of employees and related employee costs, including salary reductions, and a reduction in allocated overhead charges of $356,000. The decrease of employees is due to Tumbleweed’s decision to reduce the number of Tumbleweed’s product offerings and outsource development for non-core product offerings. As a result, employee-related costs decreased by $655,000. Tumbleweed believes that Tumbleweed’s investment in research and development is required to remain competitive and therefore expect to maintain resource levels consistent with the fourth quarter of 2002. As part of this effort, Tumbleweed is outsourcing development to an offshore development center for those products for which Tumbleweed can reduce costs and meet delivery and continuing engineering requirements.

Sales and Marketing Expenses.    Sales and marketing expenses are comprised of salaries, commissions, travel expenses, other related employee costs, and costs associated with marketing programs. Sales and marketing expenses for the three months ended March 31, 2003 decreased to $3.4 million from $5.6 million for the same three months in 2002. The decrease in sales and marketing expenses was primarily due to decreased employees and related employee costs, including salary reductions. The decrease in employees was primarily due to a shift in Tumbleweed’s sales focus towards large accounts in target industries which allowed Tumbleweed to reduce the number of direct sales representatives and sales support employees in North America, and the transition from direct sales operations to indirect sales operations in Europe and Japan, which reduced Tumbleweed’s sales and marketing employees in those regions to zero. This decline in employees decreased employee-related costs by $1.8 million. In addition, marketing programs decreased by $237,000 due to more focused marketing efforts in North America and a lesser number of products.

General and Administrative Expenses.    General and administrative expenses consist primarily of employee and employee-related and support costs for Tumbleweed’s finance, legal, and human resources departments as well as public reporting costs, and professional fees including intellectual property enforcement and protection costs. General and administrative expenses for the three months ended March 31, 2003 decreased to $1.4 million from $1.6 million for the same three months in 2002. The decrease in general and administrative expenses was due to lower bad debt expense. Bad debt expense decreased by $344,000 due to a decrease in the size of Tumbleweed’s accounts receivable balance, increased collections efforts, more centralized operations in the United States, and improved geographic and industry mix of Tumbleweed’s customers. This was partially offset by an increase in intellectual property enforcement and protection costs. Tumbleweed believes that the enforcement and protection of Tumbleweed’s intellectual property is important to Tumbleweed’s business and Tumbleweed expects to continue to incur costs related to the enforcement and protection of Tumbleweed’s intellectual property in the second quarter of 2003.

Stock-based Compensation Expense.    Stock-based compensation expense was recorded in connection with the amortization of deferred stock compensation recorded as a result of grants of stock options to non-employees and employees at exercise prices less than the fair value on the grant date and the vesting acceleration of stock options approved for certain employees, net of credits related to stock options granted to employees who were later terminated. Stock-based compensation expense for the three months ended March 31, 2003 decreased to $34,000 from $262,000 for the same three months in 2002. The decrease was the result of the termination of certain employees whose options had not yet vested.

Other Income, Net.    Other income, net, is primarily comprised of interest income earned on investment securities. Other income, net, for the three months ended March 31, 2003 decreased to $14,000 from $407,000 for the same three months in 2002. The decrease in other income, net, is primarily due to a minority interest credit during the three months ended March 31, 2002 and the decline in interest rates and a reduction in Tumbleweed’s cash balances relative to the year-earlier period. During the three months ended March 31, 2002 Tumbleweed recorded a $148,000 minority interest credit related to the loss recognized by Tumbleweed Communications KK in that quarter. Tumbleweed Communications KK ceased operations in August 2002 and formally declared bankruptcy in December 2002. As a result, there was no minority interest impact to our financial statements in the three months ended March 31, 2003.

Years ended December 31, 2002 and 2001

Revenue.    Revenue, which consists of both product and intellectual property, or IP, revenue as well as services revenue, results from new contracts and backlog. We define backlog as deferred revenue, contractual commitments that are not due and payable as of the balance sheet date, or collectibility is in doubt, and/or for whom the product or service has not yet been delivered. Product and IP revenue consists of license and transaction fees, patent license agreement fees, and the sale of distribution rights. Services revenue includes support and maintenance, consulting, and training fees. Total revenue decreased to $25.5 million in 2002 from $29.0 million in 2001. The decrease in revenue was due to decreases in revenue from our international regions in

Europe and Asia, which decreased to $1.6 million from $4.4 million and to $0.4 million from $2.6 million, respectively. The decrease in revenue in Europe and Asia was due to the tight discretionary spending of our international installed customer base which led to limited product expansion and maintenance and support revenues within that customer base. As a result, we decided to transition from direct sales operations to indirect sales operations in Europe and Japan. As we identified and developed partners for indirect sales, we experienced a further decline in revenue from Europe and Asia in 2002. Revenue from those regions could decrease on a year-over-year basis in future years due to the indirect sales operations transition.

Product and IP revenue decreased to $15.7 million in 2002 from $18.4 million in 2001. The decrease in product and IP revenue was due to a decrease in product revenue from our international regions in Europe and Asia , which decreased to $1.1 million from $2.8 million and to $0.3 million from $1.6 million, respectively. The decrease was due to our decision to transition to an indirect sales operations model in Europe and Japan due to sustained declines in the operating results of those regions. The decrease in international product revenue was partially offset by an increase in revenue of $1.2 million, to more than $2.0 million in 2002, from licensing our IP to third parties. During 2001, we began shifting from a transaction-based model to a perpetual license model. Transaction revenue decreased to $2.5 million in 2002 from $5.3 million in 2001, and is expected to continue to decrease in the future. As part of this transition, many of our former transaction-based customers are purchasing perpetual licenses and associated support and maintenance contracts.

Service revenue decreased to $9.8 million in 2002 from $10.7 million in 2001. The decrease in service revenue was due to a decrease in consulting services revenue to $2.5 million in 2002 from $6.3 million in 2001. During 2002, Tumbleweed transitioned its consulting services from a business in which Tumbleweed provided secure messaging consulting services to enterprises that used Tumbleweed and non-Tumbleweed products to a business in which Tumbleweed provided consulting services, focused on installation, implementation and data migration, to customers who purchased Tumbleweed products. Thus, Tumbleweed reduced the number of consulting projects for which we bid. Tumbleweed decided to make this transition to allow Tumbleweed to improve consumer satisfaction through shortened deployment cycles and to reduce consulting costs. As a result, Tumbleweed reduced the number of revenue-generating projects and revenue generating consultants throughout 2002 when compared to 2001. Tumbleweed expects consulting revenue to continue to decline in 2003 as Tumbleweed continues this transition. The decrease in consulting revenue was partially offset by an increase in maintenance and support revenue to $7.2 million in 2002 from $4.3 million in 2001. The increase is primarily due to the increase in the number of customers under maintenance and support contracts.

Cost of Revenue.    Cost of revenue is comprised of product license costs and service costs. Product license cost is primarily comprised of royalties paid to third parties for software licensed by us for inclusion in our products. Service costs are comprised primarily of personnel and overhead costs related to customer support and consulting and contract development projects with third parties. Total cost of revenue decreased to $7.1 million, or 28% of revenue, in 2002 from $12.3 million, or 42% of revenue, in 2001.

Cost of product revenue decreased to $893,000 in 2002 from $1.1 million in 2001 due to the decrease in product revenues that require Tumbleweed to pay third party royalty fees. Cost of services revenue decreased to $6.2 million in 2002 from $11.2 million in 2001. Cost of services revenue decreased, as a percentage of revenue, due to a shift in Tumbleweed’s services revenue mix to higher-margin support and maintenance revenue from lower-margin consulting revenue. Cost of services revenue decreased, in absolute dollars, primarily due to a decrease in employees and related employee costs, including the elimination of bonuses and salary reductions; a reduction in allocated overhead charges; a decrease in depreciation expense and a decrease in stock-based compensation expense. The decrease in employees was driven by Tumbleweed’s increased focus regarding the direct implementation and development of its core products, and the transition from direct sales operations to indirect sales operations in Europe and Japan which reduced Tumbleweed’s professional services headcount in those regions to zero. Overall, employee-related costs decreased by $2.7 million. Allocated overhead charges decreased by $575,000 due to a reduction in Tumbleweed’s allocable cost base caused by our reduction in information technology spending and Tumbleweed’s reduction in facility costs. Depreciation expense decreased by $453,000 due to some of Tumbleweed’s assets becoming fully depreciated in 2002, and lower capital expenditures in 2002 as compared to 2001 and 2000. Stock-based compensation expense decreased by $307,000 due to credits resulting from the termination of certain employees whose options had not yet vested, in excess of continued amortization.

Research and Development Expenses.    Research and development expenses are comprised of engineering and other related personnel costs, the development of our applications, quality assurance, and testing. Research and development expenses decreased to $10.1 million in 2002 from $15.9 million in 2001. The decrease in research and development expenses was primarily due to a decrease of 13 employees and related employee costs, including the elimination of bonuses and salary reductions; a reduction in allocated overhead charges of $1.9 million; a decrease in stock-based compensation expense of $636,000 and a decrease in depreciation expense of $399,000. The decrease of employees is due to Tumbleweed’s decision to reduce the number of its product offerings and outsource development for non-core product offerings. As a result, employee-related costs decreased by $2.5 million. We believe that our investment in research and development is required to remain competitive and therefore expect to maintain resource levels consistent with the last quarter of 2002. In addition,  we are focused on controlling costs throughout our company. As part of this effort, we are outsourcing development for those non-core products for which we can reduce costs and meet delivery requirements. We have also reduced the information technology and facilities costs required to support the same levels of resources.

Sales and Marketing Expenses.    Sales and marketing expenses are comprised of salaries, commissions, travel expenses, other related personnel costs, and costs associated with marketing programs. Sales and marketing expenses decreased to $18.0 million in 2002 from $36.4 million in 2001. The decrease in sales and marketing expenses was primarily due to decreased employees and related employee costs, including the elimination of bonuses and salary reductions; a stock-based compensation credit of ($405,000) in 2002 as opposed to stock-based compensation expense of $1.8 million in 2001; lower marketing program expenses and a reduction in allocated overhead charges of $1.9 million. The decrease in employees was due to a shift in Tumbleweed’s sales focus towards large accounts in target industries which allowed Tumbleweed to reduce the number of direct sales representatives and sales support employees in North America by 19, and the transition from direct sales operations to indirect sales operations in Europe and Asia, which reduced the number of employees by 50. This decline in employees decreased employee-related costs by $7.4 million. Marketing programs expenses decreased by $3.4 million due to more focused marketing efforts. The remainder of the decrease in sales and marketing expenses was due to reductions in employee travel, employee recruiting fees, sales office expenses, telecommunications expenses and depreciation expense. We intend to continue to focus and expand our sales and marketing efforts in North America to increase customer awareness of our products and to better support our existing customers. We expect sales and marketing expense to decrease in absolute dollars in 2003 due to our transition to indirect sales operations in Europe and Japan.

General and Administrative Expenses.    General and administrative expenses consist primarily of personnel and support costs for our finance, legal, information systems, and human resources departments as well as public reporting costs, and professional fees. General and administrative expenses decreased to $4.7 million in 2002 from $9.3 million in 2001. The decrease in general and administrative expenses was primarily due to a decrease in employees and related employee costs, including the elimination of bonuses and salary reductions; lower bad debt expense and a decrease in stock-based compensation expense of $605,000. The reduction in employees was due to the reduction in the overall size of our business and resulted in a decrease in employee-related costs of $2.0 million. Bad debt expense decreased by $1.4 million due to a decrease in the size of our accounts receivable balance, increased collections efforts and more centralized operations in the United States, and improved geographic and industry mix of our customers. The remainder of the decrease in general and administrative expenses was due to a reduction in expenses with application service providers due to bringing administration for our enterprise software systems in-house. We expect general and administrative expenses to increase in 2003 due to increased expense related to intellectual property licensing, enforcement and development and increased public company expenses.

Stock-based Compensation Expense.    Stock-based compensation expense was recorded in connection with the amortization of deferred stock compensation recorded as a result of grants of stock options to non-employees and employees at exercise prices less than the fair value on the grant date, the vesting acceleration of stock options approved for certain employees, and warrants granted to non-employees in exchange for services performed, net of credits related to stock options granted to employees who were later terminated. Stock-based compensation expense is included in Tumbleweed’s cost of revenues and operating expenses in Tumbleweed’s statement of operations. This expense is being amortized over the vesting period of the options, which is generally four years. Stock-based compensation expense in 2002 was a credit of ($301,000) compared to $3.1 million in 2001. The credit to stock-based compensation expense in 2002 was the result of the termination of certain employees whose options had not yet vested, in excess of continued amortization.

Amortization of Goodwill and Intangible Assets.    Goodwill and other intangible assets resulted from the purchase of Interface and, to a lesser extent, Tumbleweed’s increase in ownership of Tumbleweed Communications KK from 50% to 80% during 2000. In July 2001, the FASB issued SFAS 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Tumbleweed adopted the provisions of SFAS 142 effective January 1, 2002. Prior to Tumbleweed’s adoption of SFAS 142, goodwill and intangible assets were amortized over their respective lives, generally one to five years. Amortization of goodwill and intangible assets decreased to zero in 2002 from $12.2 million in 2001 as a result of the adoption of SFAS 142 and the intangible assets becoming fully amortized in September 2001.

Merger-Related and Restructuring Expenses.    In January 2001, Tumbleweed’s Board of Directors approved a restructuring program intended to align its cost structures with its company-wide focus on customer service, sales, and research and development. The restructuring involved consolidating Tumbleweed’s facilities in the United States and closing international sales office locations in Paris, France; Chatsworth, Australia; and Stockholm, Sweden. The restructuring program also realigned Tumbleweed’s professional services organization and reduced headcount in most areas of our business. The reduction in force involved approximately 100 employees and total charges incurred as a result of the restructuring were $4.7 million in 2001, which includes charges related to vacating leased facilities domestically and abroad. As of December 31, 2002, Tumbleweed had no remaining liabilities relating to the restructuring expenses it recorded in 2001.

Impairment of Goodwill and Intangible Assets.    During the three months ended March 31, 2001, Tumbleweed performed an impairment assessment of the identifiable intangibles and goodwill recorded in connection with the acquisition of Interface. The assessment was performed primarily due to changes in the economy, the overall decline in the industry growth rate, and Tumbleweed’s lower actual and projected operating results including that of the business acquired from Interface. Tumbleweed’s assessment was supported by the significant sustained decline in its stock price since the valuation date of the shares issued in the Interface acquisition. As a result of the assessment, Tumbleweed recorded a $51.0 million impairment charge to reduce goodwill and other intangible assets to their estimated fair value. The charge was based upon the estimated discounted cash flows over the remaining useful life of the goodwill and other intangible assets using a discount rate of 15%. The assumptions supporting the cash flows, including the discount rate, were determined using Tumbleweed’s best estimates as of March 31, 2001. The remaining intangible assets were amortized in full over their remaining useful life during 2001.

In connection with SFAS 142’s transitional goodwill impairment evaluation, Tumbleweed assessed whether there was an indication that goodwill recorded in connection with its acquisition of Tumbleweed Communications KK was impaired as of the date of adoption. To accomplish this, Tumbleweed determined the carrying value of its reporting unit by assigning its assets and liabilities, including the existing goodwill and intangible assets, to Tumbleweed’s reporting unit as of the date of adoption. As our Tumbleweed

Communications KK reporting unit’s carrying amount exceeded its fair value, we compared the implied fair value of Tumbleweed Communications KK goodwill, determined by allocating Tumbleweed Communications KK fair value to all of its assets (recognized and unrecognized) and liabilities to its carrying amount, both of which were measured as of the date of adoption. A transitional impairment loss of $1.0 million was recognized as the cumulative effect of a change in accounting principle in our consolidated statement of operations. During the six months ended June 30, 2002, Tumbleweed Communications KK experienced a sustained decline in operations. As of June 30, 2002, Tumbleweed determined that its goodwill was impaired and wrote-off the $5.7 million remainder of the goodwill balance.

Impairment of Investments.    During 2000, Tumbleweed made investments in two non-publicly traded companies of $977,000 and $3.0 million. The investments were carried at cost as Tumbleweed holds less than 20% of the voting equity and do not have the ability to exercise significant influence. The investments were included in other assets in the accompanying balance sheet at December 31, 2001. Tumbleweed monitored these investments for impairment and made appropriate reductions in carrying values when necessary. Tumbleweed recorded expenses of $543,000 and $3.4 million in 2002 and 2001, respectively, to recognize an other-than-temporary impairment in the value of these investments. As of December 31, 2002, Tumbleweed had no remaining assets on its balance sheet relating to these investments.

Other Income, Net.    Other income, net, is primarily comprised of interest income earned on investment securities. Other income, net, decreased to $0.7 million in 2002 from $2.1 million in 2001. The decrease in other income, net, was due to the decline in interest rates and a reduction in Tumbleweed’s cash balances relative to the year-earlier period as well as a $0.2 million loss on the sale of short-term investments in 2002.

During our three most recent fiscal years, inflation and changing prices have had no significant effect on our net sales and revenue or income from continuing operations.

Years ended December 31, 2001 and 2000

Revenue.    Total revenue decreased to $29.0 million in 2001 from $37.3 million in 2000 due to weaker global macroeconomic conditions in 2001 and the closure of offices in Australia, France, and Sweden associated with our 2001 restructuring. Revenue from our international regions in Europe and Asia decreased to $4.4 million from $7.1 million and to $2.6 million from $4.9 million, respectively.

Product and IP revenue decreased to $18.4 million in 2001 from $29.2 million in 2000 due to weaker global macroeconomic conditions in 2001, a change in focus to enterprise sales, and the closure of offices in Australia, France, and Sweden associated with our 2001 restructuring. Services revenue increased to $10.7 million in 2001 from $8.2 million in 2000 due to an approximately $2.0 million increase in contract consulting work by our professional services organization and the remainder of the increase due to increases in maintenance fees from our installed customer base.

Cost of Revenue.    Cost of revenue is comprised of product license costs and service costs. Product license cost is primarily comprised of royalties paid to third parties for software licensed by us for inclusion in our products. Service costs are comprised primarily of personnel and overhead costs related to customer support and consulting and contract development projects with third parties. Total cost of revenue decreased to $12.3 million, or 42% of revenue, in 2001 from $13.1 million, or 35% of revenue, in 2000. The increase in total cost of revenue as a percentage of revenue was due to an increase in lower-margin consulting revenue. The decrease in total cost of revenue in absolute dollars was due to a $722,000 decrease in service costs and a $120,000 reduction in product costs that were tied to our revenues, as our revenues decreased.

Research and Development Expenses.    Research and development expenses are comprised of engineering and other related personnel costs, the development of our applications, quality assurance, and testing. Research and development expenses increased to $15.9 million in 2001 from $15.7 million in 2000. The increase in research and development expenses was due to increased engineering costs resulting from the acquisition of Interface in September 2000.

Sales and Marketing Expenses.    Sales and marketing expenses are comprised of salaries, commissions, travel expenses, other related personnel costs, and costs associated with marketing programs. Sales and marketing expenses decreased to $36.4 million in 2001 from $44.8 million in 2000. The decrease in sales and marketing expenses was primarily due to decreased personnel costs as a result of the 2001 restructuring and other cost savings from our closure of offices in Australia, France, and Sweden.

General and Administrative Expenses.    General and administrative expenses consist primarily of personnel and support costs for our finance, legal, information systems, and human resources departments as well as public reporting costs, and professional fees. General and administrative expenses decreased to $9.3 million in 2001 from $12.0 million in 2000. The decrease in general and administrative expenses was primarily due to a reduction in legal costs of $1.2 million as the prior year included expenses resulting from our patent infringement lawsuit against the docSpace Company, Inc., and a $402,000 decrease in investor relations expenses. The remainder of the decrease in general and administrative expenses was due to decreased personnel costs as a result of the 2001 restructuring and lower employee recruiting fees.

Stock-based Compensation Expense.    Stock-based compensation expense was recorded in connection with the amortization of deferred stock compensation recorded as a result of grants of stock options to non-employees and employees at exercise prices less than the fair value on the grant date, the vesting acceleration of stock options approved for certain employees, and warrants granted to non-employees in exchange for services performed, net of credits related to stock options granted to employees who were later terminated. Stock-based compensation expense is included in our cost of revenues and operating expenses in our statement of operations. This expense is being amortized over the vesting period of the options, which is generally four years. Stock-based compensation expense decreased to $3.1 million in 2001 from $6.0 million in 2000. The decrease was the result of the termination of certain employees during the 2001 restructuring whose options had not yet vested.

Amortization of Goodwill and Intangible Assets.    Goodwill and other intangible assets resulted from the purchase of Interface and, to a lesser extent, our increase in ownership of TKK from 50% to 80% during 2000. In July 2001, the FASB issued SFAS 142, Goodwill and Other Intangible Assets. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We adopted the provisions of SFAS 142 effective January 1, 2002. Prior to our adoption of SFAS 142, goodwill and intangible assets were amortized over their respective lives, generally one to five years. Amortization of goodwill and intangible assets decreased to $12.2 million in 2001 from $13.8 million in 2000. The decrease in expense in 2001 is due to the $51.0 million impairment charge recorded in the first quarter of 2001 related to Interface goodwill and intangible assets.

Merger-Related, and Restructuring Expenses.    In January 2001, Tumbleweed’s Board of Directors approved a restructuring program intended to align our cost structures with our company-wide focus on customer service, sales, and research and development. The restructuring involved consolidating our facilities in the United States and closing international sales office locations in Paris, France; Chatsworth, Australia; and Stockholm, Sweden. The restructuring program also realigned our professional services organization and reduced headcount in most areas of our business. The reduction in force involved approximately 100 employees and total charges incurred as a result of the restructuring were $4.7 million in 2001, which includes charges related to vacating leased facilities domestically and abroad.

Impairment of Goodwill and Intangible Assets.    During the three months ended March 31, 2001, Tumbleweed performed an impairment assessment of the identifiable intangibles and goodwill recorded in connection with the acquisition of Interface. The assessment was performed primarily due to changes in the economy, the overall decline in the industry growth rate, and our lower actual and projected operating results including that of the business acquired from Interface. Our assessment was supported by the significant sustained decline in our stock price since the valuation date of the shares issued in the Interface acquisition. As a result of the assessment, we recorded a $51.0 million impairment charge to reduce goodwill and other intangible assets to their estimated fair value. The charge was based upon the estimated discounted cash flows over the remaining useful life of the goodwill and other intangible assets using a discount rate of 15%. The assumptions supporting the cash flows, including the discount rate, were determined using our best estimates as of March 31, 2001. The remaining intangible assets were amortized in full over their remaining useful life during 2001.

Impairment of Investments.    During 2000, Tumbleweed made investments in two non-publicly traded companies of $1.0 million and $3.0 million. The investments were carried at cost as we hold less than 20% of the voting equity and do not have the ability to exercise significant influence. The investments were included in other assets in the accompanying balance sheet at December 31, 2001. We monitored these investments for impairment and made appropriate reductions in carrying values when necessary. We recorded expenses of $3.4 million in 2001 to recognize an other-than-temporary impairment in the value of these investments.

Other Income, Net.    Other income, net, is primarily comprised of interest income earned on investment securities. Other income, net decreased to $2.1 million in 2001 from $3.4 million in 2000. The decrease in other income, net, is due to the decline in interest rates and a reduction in our cash balances relative to the year-earlier period when we received proceeds from the issuance of securities in August 2000.

Liquidity and Capital Resources

Since inception, Tumbleweed has financed operations primarily through the issuance of equity securities. As of March 31, 2003, we had approximately $27.0 million in cash and cash equivalents.

Net cash used in operating activities for the three months ended March 31, 2003 increased to $2.3 million from $1.2 million for the same three months in 2002. Cash used in operating activities was primarily the result of a net operating loss of $2.5 million. Although Tumbleweed’s net loss decreased by $2.9 million, net cash used in operating activities increased by $1.1 million relative to the same three months in 2002 primarily due to non-cash charges for depreciation expense, bad debt expense and a $974,000 cumulative effect of change in accounting principle related to the adoption of SFAS 142 in the three months ended March 31, 2002. Depreciation expense decreased to $359,000 from $859,000 due to certain of Tumbleweed’s assets becoming fully depreciated in 2002, and lower capital expenditures in 2002 as compared to 2001 and 2000. Bad debt expense decreased to $31,000 from $375,000 due to a decrease in the size of Tumbleweed’s accounts receivable balance, an improvement in Tumbleweed’s collections efforts and improved geographic and industry mix of Tumbleweed’s customers. Cash used in operating activities also increased due to a $406,000 decrease in deferred revenue in the three months ended March 31, 2003 as opposed to a $1.8 million increase in the three months ended March 31, 2002. The $1.8 million increase in the three months ended March 31, 2002 was due to a large customer contract in that quarter which included significant deferred revenue related to consulting and support and maintenance revenue.

Net cash used in investing activities was $64,000 for both the three months ended March 31, 2003 and the same three months in 2002. Net cash used in investing activities was comprised of purchases of property and equipment.

Net cash used in financing activities for the three months ended March 31, 2003 decreased to $35,000 from $64,000 for the same three months in 2002. Net cash used in financing activities was primarily for the repayments of borrowings on Tumbleweed’s equipment loan facility and other long-term liabilities.

As of March 31, 2003, Tumbleweed’s principal commitments consisted of obligations related to outstanding operating leases and unconditional purchase obligations consisting of contractually committed third-party royalty and consulting payments and costs related to the acquisition of Valicert. Tumbleweed’s equipment leases require payment of rental fees to third party leasing providers. Tumbleweed has no obligations to purchase the equipment at the end of the lease term. Tumbleweed does not anticipate a substantial increase in capital expenditures in the immediate future. Tumbleweed also does not anticipate an increase in operating lease obligations.

Net cash used in operating activities decreased to $11.3 million in 2002 from $32.3 million in 2001. Net cash used in operating activities was primarily the result of Tumbleweed’s net operating loss and adjustments to reconcile net loss to net cash used in operating activities, including a $5.7 million goodwill impairment charge, depreciation expenses of $3.2 million, and a SFAS 142 transitional goodwill impairment loss of $974,000 recognized as the cumulative effect of a change in accounting principle. Additionally, Tumbleweed’s net cash used in operating activities increased due to a $4.0 million decrease in its accounts payable and accrued liabilities balances, related to Tumbleweed’s reduction in employees and transition from direct sales operations to indirect sales operations in Europe and Japan. This increase was partially offset by a decrease in Tumbleweed’s other current assets and other assets balances of $3.2 million primarily due to lease settlement payments of $2.3 million paid using lease deposits and the recording of $543,000 in non-cash expenses to recognize an other-than-temporary impairment in the value of Tumbleweed’s investments in two non-publicly traded companies. The $2.3 million lease settlement reduced existing accruals established as part of an overall restructuring of the business during the first half of 2001. The Company reduced the initial lease restructuring accrual to the actual settlement amount during the fourth quarter of 2001 and paid the remaining amount in the first quarter of 2002. The reduction in the accrual in the fourth quarter of 2001 was recognized as a reduction in operating expenses and was presented in the same line item as the original restructuring expense. The decrease in net cash used in operating activities in 2002 relative to the year-earlier period was primarily due to the reduction in Tumbleweed’s net operating loss.

Net cash provided by investing activities for 2002 was $201,000. Net cash used in investing activities was $166,000 in 2001. Net cash provided by investing activities in 2002 consists of proceeds of $555,000 from the sale of short-term investments acquired in 2002, offset by purchases of property and equipment. Net cash used in investing activities in 2001 was comprised of purchases of property and equipment, offset by the sale of Tumbleweed’s building in Ann Arbor, Michigan. After the sale of this building, Tumbleweed moved its operations to a smaller space we leased in Ann Arbor.

Net cash used in financing activities for 2002 was $666,000. Net cash provided by financing activities was $444,000 in 2001. Net cash used in financing activities in 2002 was comprised of 717,500 shares of Tumbleweed common stock that Tumbleweed repurchased for $796,000 and repayments of borrowings, offset by proceeds from the issuance of equity securities under our stock option and employee stock purchase plans. Net cash provided by financing activities in 2001 was primarily the result of proceeds from the issuance of equity securities under Tumbleweed stock option and employee stock purchase plans, reduced by payments of borrowings.

In June 1999, Tumbleweed entered into an operating lease covering approximately 40,000 square feet of office space in Redwood City, California. The lease is for a term of approximately five years, with current monthly rent payments of approximately $124,000. This lease expires in November 2004. Tumbleweed is currently planning to lease a new headquarters office or renew its existing lease prior to the expiration. In September 2000, Tumbleweed leased an additional 42,000 square feet in an adjacent building with a term of five years and subleased this space. We terminated this second lease as of December 31, 2001 and made a lease settlement payment of $2.3 million, using lease deposits, in the first quarter of 2002 as a part of the lease termination agreement.

As a result of the Interface acquisition, Tumbleweed assumed an operating lease covering approximately 13,000 square feet of office space in Slough, United Kingdom. The lease is for a term ending in 2020 with current quarterly rent payments of approximately $60,000. This office space is currently subleased to a tenant who is currently providing us with quarterly rent payments of approximately $60,000. The sublease terminates in July 2003, and we are currently attempting to renew the sublease or find a new sublessee.

In July 1998, Tumbleweed entered into a debt agreement with a bank, which included a $750,000 equipment loan facility. In June 1999, we obtained a second equipment loan facility in the amount of $1.0 million with the same bank. The first equipment loan in the amount of $750,000 expired in December 2001 and the second equipment loan in the amount of $1.0 million expired in December 2002. Borrowings under both equipment loan facilities maintained interest at prime rate plus 0.75%, were due and payable in 36 equal monthly installments and were secured by certain of our assets. The weighted average interest rate for the equipment loans was 5.50%, for the three months ended March 31, 2002. At December 31, 2002 the equipment loan had aggregate maturities of $27,000 that were paid in full in January 2003.

On February 18, 2003, Tumbleweed announced the signing of a definitive merger agreement with Valicert. Pending stockholder and regulatory approvals, we will acquire all of the outstanding shares of Valicert in a stock-for-stock transaction. As approved by the Boards of Directors of each company, the merger calls for each share of Valicert common stock to be exchanged for 0.385 shares of Tumbleweed common stock, or approximately 9.8 million shares, which Tumbleweed expects would represent approximately 24% of Tumbleweed’s outstanding stock post merger. The transaction is expected to close in the second or third quarter of 2003, depending on regulatory review. As of March 31, 2003, we have future payment obligations of approximately $1.4 million to our attorneys, financial printers, investment bankers, and public accountants related to the acquisition of Valicert. We expect our total costs for these items and extended directors and officers insurance related to this merger to be approximately $2.2 million.

Valicert’s independent auditors have included a paragraph in their report stating that substantial doubt exists as to Valicert’s ability to continue as a going concern. As of December 31, 2002 Valicert had a cash balance of $3.1 million. As of March 31, 2003, Valicert had a cash balance of $2.3 million and had not reported a profitable quarter since its inception in 1996. As a result, it is unlikely that Valicert will contribute a significant amount of cash to Tumbleweed if the proposed merger is completed. If the operations of Valicert are not immediately accretive to Tumbleweed’s earnings, Tumbleweed will need to fund the operations of Valicert using its cash balances.

Our capital requirements depend on numerous factors, including revenue generated from operations and market acceptance of our products and services, the resources devoted to the development of our products and services and the resources devoted to sales and marketing. We have decreased our spending on capital expenditures in recent quarters and do not anticipate increases in capital expenditures in the immediate future. We believe that our existing capital resources should enable us to maintain our current and planned operations for at least the next 12 months. Although Tumbleweed believes it has sufficient cash and cash equivalents to fund the combined operations of Tumbleweed and Valicert for at least the twelve months following completion of the merger, Tumbleweed may have insufficient cash reserves to fund the combined operations thereafter. As of March 31, 2003, Tumbleweed had cash and cash equivalents of $27.0 million and had incurred cumulative net losses since inception of $272.6 million. Tumbleweed’s current cash reserves, especially in light of Tumbleweed’s $10.0 million stock repurchase program authorized in August of 2002 to the extent repurchases are effected, may be insufficient if Tumbleweed experiences either lower than expected revenues or extraordinary or unexpected cash expenses. Tumbleweed’s capital reserves will also be affected by the costs of the proposed merger with Valicert and, if completed, the ongoing capital requirements of that business. While Tumbleweed expects to reduce the cash requirements of the combined companies following the merger through employee and related expense savings, Tumbleweed may be unable to do so. Funding, if needed, however may not be available on acceptable terms or at all. If adequate funds are not available, Tumbleweed may be required to curtail significantly or defer one or more of Tumbleweed’s operating goals or programs, or take other steps that could harm Tumbleweed’s business or future operating results.

Tumbleweed will continue to consider future financing alternatives, which may include the incurrence of indebtedness, additional public or private equity offerings or an equity investment by a strategic partner;

however, we have no present commitments or arrangements assuring us of any future equity or debt financing. Additionally, equity or debt financing may not be available to us on favorable terms, if at all.

In August 2002, Tumbleweed’s Board of Directors approved a program to repurchase up to $10.0 million of our common stock. Although we are not required to purchase any stock under the program, we may purchase shares either in the open market or in negotiated transactions as market and business conditions warrant. The timing and amount of any shares repurchased is determined by our management based on an evaluation of market conditions and other factors. The purchases are made at current market prices or in negotiated transactions off the market and are funded using our working capital. The repurchase program extends over a twelve month period and may be suspended or discontinued at any time. In October 2002, we adopted a 10b5-1 plan, which we renewed in April 2003. This plan allows us to repurchase our stock under our repurchase program during a period in which we are in possession of material non-public information, provided we previously communicated repurchase instructions to our broker at a time when we were not in possession of such material non-public information. The 10b5-1 plan does not increase the aggregate $10.0 million amount authorized for repurchase purposes. During the year ended December 31, 2002 we repurchased 717,500 shares of our common stock for $796,000. We did not repurchase any shares of our common stock during the three months ended March 31, 2003.

Contractual Obligations and Commercial Commitments

Future cash payments for contractual obligations and commercial commitments as of March 31, 2003, are as follows (in thousands):

	2003	2004	2005	2006	2007	After 2007	Total
Operating leases	$1,787	$2,009	$351	$240	$240	$2,960	$7,587
Unconditional purchase obligations	1,301	—	—	—	—	—	1,301

Total	$3,088	$2,009	$351	$240	$240	$2,960	$8,888

The amounts above will be offset by sublease payments of $154,000 in 2003 and $104,000 in 2004.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. We are required to adopt the provisions of SFAS 143 as of January 1, 2003. We do not expect the adoption of SFAS 143 to have a material impact on our financial position or results of operations.

In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of SFAS 121. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion 30 for the disposal of a segment of a business. By broadening the presentation of discontinued operations to include more disposal transactions, SFAS 144 enhances companies’ ability to provide information that helps financial statement users to assess the effects of a disposal transaction on the ongoing operations of an entity. We adopted SFAS 144 as of January 1, 2002. The adoption of SFAS 144 did not have a material impact on our financial position or results of operations.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with an exit or disposal activity. SFAS 146 nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB’s conceptual framework. In contrast, under EITF Issue 94-3, a company recognized a liability for an exit cost when it committed to an exit plan. SFAS 146 also established fair value as the objective for initial measurement of liabilities related to exit or disposal activities. We are required to adopt the provisions of SFAS 146 as of January 1, 2003. We do not expect the adoption of SFAS 146 to have a material impact on our financial position or results of operations.

In November 2002, the EITF reached a consensus on Issue 00-21 (EITF 00-21), Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue-generating activities. We are required to adopt the provisions of EITF 00-21 as of January 1, 2004. We do not expect the adoption of EITF 00-21 to have a material impact on our financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation (FIN) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. We adopted the disclosure requirements of FIN 45 effective December 31, 2002 and we do not expect the adoption of the recognition/measurement requirements of FIN 45 to have a material impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and APB Opinion 28, Interim Financial Reporting, to require disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS 148 does not amend SFAS 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS 123 or the intrinsic value method of APB Opinion 25. As allowed by SFAS 123, we have elected to continue to utilize the accounting method prescribed by APB Opinion 25 and have adopted the disclosure requirements of SFAS 123 and SFAS 148 as of December 31, 2002.

Critical Accounting Policies and Estimates

Tumbleweed’s discussion and analysis of its financial condition and results of operations are based upon Tumbleweed’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments in determining the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We regularly evaluate our estimates, including those related to revenue recognition, customer arrangements, collectibility of accounts receivable, valuation of assets, and contingencies and litigation. When making estimates, we consider our historical experience, our knowledge of economic and market factors and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Tumbleweed believes that the following critical accounting policies represent areas where significant judgments and estimates have been used in the preparation of our consolidated financial statements.

Revenue Recognition

Tumbleweed derives its revenue from two sources (i) product and intellectual property, or IP, revenue, which includes license and transaction fees, patent license agreement fees, the sale of distribution rights, and hosting arrangements; and (ii) services revenue, which includes support and maintenance, consulting, and training fees. As described below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if our management made different judgments or utilized different estimates.

Tumbleweed typically offers its software products under a perpetual license model. In addition, we offer or have offered our products under a transaction-based model, under which fees were based on the volume of transactions or contractual minimum volumes; patent license agreements, whereby licensees gain access to one or more of our patents for the duration of the patent(s) in exchange for a licensing and/or transaction fee; distribution rights; and hosting arrangements which require customers to pay a one-time fee for the right to use our software and services over a limited time.

Tumbleweed applies the provisions of Statement of Position (SOP) 97-2, Software Revenue Recognition, and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Arrangements, which generally requires revenue recognized from software arrangements to be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, consulting, training, installation, or post-contract customer support. Fair values are based upon vendor specific objective evidence. If such evidence does not exist for delivered elements, we record revenue using the residual method. If such evidence does not exist for undelivered elements, all revenue from the arrangement is deferred until such time that evidence of fair value does exist, or until all elements of the arrangement are delivered, or revenue is recorded ratably if the only undelivered element is support and maintenance.

Tumbleweed recognizes revenue from perpetual licenses upon shipment when the following criteria are met: persuasive evidence of an arrangement exists, based on an executed contract and non-binding purchase order; the product has been delivered, generally to a common carrier or by electronic distribution; the fee is fixed and determinable; and collection of the resulting receivable is probable.

Transaction revenue is recognized based on payment schedules or transaction reports from Tumbleweed’s customers. A number of our contracts include minimum transaction volume requirements. In these cases, the minimum guaranteed revenue is recognized when fees are due and payable during those months where transaction volume does not exceed the designated minimums.

Tumbleweed recognizes revenue from patent license agreements and from the sale of distribution rights when (i) the patent license or distribution agreement is executed, (ii) the amounts due are fixed, determinable, and billable, and (iii) collection of the resulting receivable is probable.

Hosting arrangements require customers to pay a one-time fee for the right to use Tumbleweed software and services. We recognize revenue from hosting arrangements ratably over the service period because the customer does not have the right to take the software. We discontinued our hosting effort during the three months ended September 30, 2002.

Customers generally purchase at least one-year of support and maintenance together with each perpetual license. Support and maintenance is sold as a percentage of the list price of the software product. Renewals of support and maintenance in future years are also sold as a percentage of the software product’s list price. Under a support and maintenance agreement, customers receive on-going support and, in some instances, the right to receive future updates and upgrades of our products during the term of the agreement. Revenue from support and maintenance is recognized ratably over the period the support is provided.

Installation by Tumbleweed of our products is not considered essential to the functionality of our products, as these services do not alter the products’ capabilities, do not require any specialized skills, and may be performed by the customer or any third parties. Services revenue is related to installation and is generally recognized on a time and materials basis, except for when specific acceptance criteria exists. When customer specific acceptance criteria exist, we recognize revenue upon customer acceptance.

When licenses are sold together with consulting services, license fees are recognized upon delivery, provided that the revenue recognition criteria set forth above for perpetual licenses have been met; payment of the license fees is not dependent upon the performance of the consulting and implementation services; and the services are not essential to the functionality of the software. For arrangements that do not meet the above criteria, both the product license revenues and services revenues are recognized under the percentage of completion contract method in accordance with the provisions of SOP 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts. Losses on fixed-dollar contracts are recognized during the period in which the loss first becomes evident. Contract losses are determined to be the amount by which the estimated total costs of the contract exceeds the total fixed dollar of the contract.

Other consulting engagements are generally on a time and materials basis, for which revenue is recognized as the services are performed. For fixed dollar consulting contracts with milestones or acceptance provisions, revenue is recognized upon completion of a milestone or acceptance, if applicable.

Training revenue is recognized as the training is provided.

Tumbleweed assesses collectibility based on a number of factors, including past transaction history with the customer and the creditworthiness of the customer. We do not request collateral from our customers. If we determine that collection of a fee is not probable, we defer the fee and recognize revenue upon receipt of cash. For contracts with extended payment terms, we recognize revenue as payments become due from the customer.

Revenue from the reseller channel is recognized upon software shipment, the execution of a distribution agreement with the reseller, and the receipt of substantive identification of the end-user customer.

Tumbleweed typically grants its customers a warranty which guarantees that its products will substantially conform to its current specifications for 60 days from the delivery date. Services to be provided under a warranty are consistent with the services performed under support and maintenance purchased by almost all of Tumbleweed’s customers. Tumbleweed provides for the estimated cost of product and service warranties based on specific warranty claims received, provided that it is probable that a liability exists, and provided the cost to repair or otherwise satisfy the claim can be reasonably estimated. The amount of the reserve recorded is equal to the costs to repair or otherwise satisfy the claim. Historically, costs related to warranty claims not covered by a support and maintenance agreement have not been significant.

Valuation of Allowance for Doubtful Accounts

Tumbleweed maintains allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. A considerable amount of judgment is required when we assess the realization of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. We must make estimates of the collectibility of our accounts receivables. We specifically analyze accounts receivable, including review of historical bad debts, customer concentrations, customer credit-worthiness, current economic trends, aging of the balance and estimated collectibility percentages for different aging ranges, geographic and industry mix, and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required which would result in an additional general and administrative expense in the period such determination is made. Our allowance for doubtful accounts was 30% and 23% of our gross receivables as of December 31, 2002 and 2001, respectively.

Valuation of Privately-Held Investments

Tumbleweed’s determination of impairment related to certain equity investments in privately held companies is based on the latest available valuation of such investment, or, if unavailable, our assumptions related to projected operating results of the privately held company and potential effects of declines in market trends. Future events that adversely change the assumptions we use to determine valuation of investments may require us to record charges for impairment of the carrying value of our investments.

During 2000, Tumbleweed made investments in two non-publicly traded companies of $977,000 and $3.0 million. The investments were carried at cost as we hold less than 20% of the voting equity and do not have the ability to exercise significant influence. The investments were included in other assets in the accompanying balance sheet at December 31, 2001 and 2000. We monitored these investments for impairment and made appropriate reductions in carrying values when necessary. We recorded expenses of $543,000 and $3.4 million in 2002 and 2001, respectively, to recognize an other-than-temporary impairment in the value of these investments. As of December 31, 2002 we had no remaining assets on our balance sheet relating to these investments.

Valuation of Long-Lived Assets and Goodwill

Tumbleweed assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important, which could trigger an impairment review, include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner or our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period; and

•	our market capitalization relative to net book value.

When Tumbleweed determines that the carrying value of long-lived assets, and goodwill prior to the adoption of SFAS 142, may not be recoverable upon the existence of one or more of the above indicators of impairment, and such carrying value is less than projected undiscounted cash flows attributed to the asset, we measure any impairment based on the amount by which the carrying amount of the assets exceeds the fair value of the assets.

SFAS 142 became effective on January 1, 2002 and as a result, Tumbleweed ceased amortizing approximately $6.7 million of goodwill. In connection with SFAS 142’s transitional goodwill impairment evaluation, Tumbleweed assessed whether there was an indication that goodwill recorded in connection with our acquisition of Tumbleweed Communications KK was impaired as of the date of adoption. To accomplish this, we determined the carrying value of our reporting unit by assigning our assets and liabilities, including the existing goodwill and intangible assets, to our reporting unit as of the date of adoption. As our Tumbleweed Communications KK reporting unit’s carrying amount exceeded its fair value, indicating that Tumbleweed Communications KK’s goodwill might be impaired, we performed the second step of the transitional impairment test. In the second step, we compared the implied fair value of Tumbleweed Communications KK’s goodwill, determined by allocating Tumbleweed Communications KK’s fair value to all of its assets (recognized and unrecognized) and liabilities to its carrying amount, both of which were measured as of the date of adoption. A transitional impairment loss of $974,000 was recognized as the cumulative effect of a change in accounting principle in our consolidated statement of operations.

During the six months ended June 30, 2002, Tumbleweed Communications KK experienced a sustained decline in operations. As a result, we revaluated our future prospects in Japan and decided to transition to an indirect sales distribution model in Japan. As of June 30, 2002, we determined that our goodwill was impaired and wrote-off the $5.7 million remainder of the goodwill balance. During the three months ended September 30, 2002, we began the liquidation of Tumbleweed Communications KK. As a result of the liquidation of Tumbleweed Communications KK, during the three months ended September 30, 2002, we recorded an operating expense of $377,000 related to the write-off of the remaining net assets of Tumbleweed Communications KK and our eighty percent equity position in Tumbleweed Communications KK. Tumbleweed Communications KK ceased operations in August 2002 and formally declared bankruptcy in December 2002.

Quantitative and Qualitative Disclosures About Market Risk

Tumbleweed currently does not use financial instruments to hedge operating expenses in Hong Kong, the Netherlands, Switzerland, or the United Kingdom denominated in the respective local currency. We assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

Tumbleweed does not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure in a manner that entirely offsets the effects of changes in foreign exchange rates. We regularly review our hedging program and may as part of this review determine at any time to change our hedging program.

Interest Rate Sensitivity

The primary objective of Tumbleweed’s investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we have invested in may be subject to market risk. This means that a change in prevailing interest rates may cause the fair value of the investment to fluctuate. For example, if we hold a security that was issued with a fixed rate equal to the then-prevailing interest rate and the prevailing interest rate later rises, the fair value of our investment will decline. To minimize this risk, we maintain our portfolio of cash equivalents in commercial paper and money market funds. In general, our investments are not subject to market risk because the interest paid on these funds fluctuates with the prevailing interest rate. As of March 31, 2003, none of our cash equivalents were subject to market risk.

TUMBLEWEED MANAGEMENT

Executive Officers

Listed below are Tumbleweed’s executive officers as of April 25, 2003. The executive officers listed below will also serve as the principal executive officers of the surviving company after the effective time of the merger. Jeffrey C. Smith will serve as the initial director of the surviving company after the merger. There are no family relationships between any of the executive officers and there is no arrangement or understanding between any executive officer and any other person pursuant to which the executive officer was selected. At the annual meeting of Tumbleweed’s board of directors, which follows the annual meeting of stockholders, executive officers are appointed by the board to hold office until their earlier resignation or removal.

Name	Title	Age
Jeffrey C. Smith	Chairman and Chief Executive Officer	36
John Vigouroux(1)	President and Chief Operating Officer	43
Gregory M. Capitolo	Senior Vice President—Finance and Chief Financial Officer	39

(1)	John Vigouroux will join Tumbleweed’s management as President and Chief Operating Officer of Tumbleweed if the merger of Valicert and Tumbleweed is approved by shareholders.

Jeffrey C. Smith, Chairman of the Board of Directors and Chief Executive Officer, is responsible for strategic planning and business development. Before founding Tumbleweed in June 1993, Mr. Smith held various senior positions in research and development with the following firms: Frame Technology from January 1991 to June 1993; Aeon Corp. from January 1990 to January 1991; Hewlett-Packard from June 1988 to June 1989; and IBM Scientific Research Center in Palo Alto from June 1987 to June 1988. Mr. Smith served as a lecturer in Software Engineering at Stanford University in 1988 and 1989. Mr. Smith holds a B.S. in Computer Science from Stanford University.

John Vigouroux will join Tumbleweed’s Management as President and Chief Operating Officer of Tumbleweed if the merger of Valicert and Tumbleweed is approved by shareholders. Mr. Vigouroux has served as Valicert’s president and chief executive officer since October of 2002. He also served as Valicert’s president of field operations from July 2002 to October 2002. In November 2001, Mr. Vigouroux co-founded TaraSoft, which specializes in solutions that shorten the software development cycle, and served as their chief executive officer until July 2002. From July 2000 to October 2001, Mr. Vigouroux served as President of AuctionWatch, a company providing sales management software and services for on-line business auctions. From October 1998 to July 2000, Mr. Vigouroux served as the Senior Vice President of sales, marketing and international operations and the Vice President of corporate development at Beyond.com, which provided products and services for corporations and government agencies to conduct electronic commerce. From May 1997 to October 1998, Mr. Vigouroux served as Vice President of business development at NetObjects, a software company providing tools for website developers and designers. In addition, Mr. Vigouroux has previously held senior level positions with Cisco Systems and Adobe Systems. Mr. Vigouroux holds a B.A. degree in organizational behavior and development from Averett University.

Gregory M. Capitolo, Senior Vice President—Finance and Chief Financial Officer, is responsible for finance and administration. Prior to joining Tumbleweed in June 2002, Mr. Capitolo served as Chief Financial Officer and member of the Office of the President at Certicom from May 2001 through April 2002, and as Vice President—Finance at Clustra Systems from October 2000 to April 2001. Prior to joining Clustra Systems, Mr. Capitolo was Director of Finance at Wind River Systems from March 1998 through October 2000. Mr. Capitolo holds a B.S. in Accounting from Santa Clara University and received an MBA from the Amos Tuck School of Business Administration at Dartmouth College.

Directors

Name	Age	Principal Occupation/ Position Held With Tumbleweed
Class I directors with terms expiring in 2003:
Jeffrey C. Smith	36	Founder, Chairman and Chief Executive Officer
Kenneth R. Klein(1)	43	Chief Operating Officer of Mercury Interactive Corporation

Class II directors with terms expiring in 2004:
Deborah D. Rieman(2)	53	Private investment fund manager and Consultant
James P. Scullion(2)	47	Director

Class III directors for a term expiring in 2005:
Christopher Greendale(2)	51	Independent venture capitalist
David F. Marquardt(1)	52	Founding General Partner of August Capital, L.P.
Standish H. O’Grady(2)	43	Senior Managing Director of Granite Ventures, LLC

Notes:

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee

Jeffrey C. Smith, Chief Executive Officer and Chairman of the Board of Directors, is responsible for strategic planning and business development. Before founding Tumbleweed in June 1993, Mr. Smith held various senior positions in research and development with the following firms: Frame Technology from January 1991 to June 1993; Aeon Corp. from January 1990 to January 1991; Hewlett-Packard from June 1988 to June 1989; and IBM Scientific Research Center in Palo Alto from June 1987 to June 1988. Mr. Smith served as a lecturer in Software Engineering at Stanford University in 1988 and 1989. Mr. Smith holds a B.S. in Computer Science from Stanford University.

Kenneth R. Klein has been a Director of Tumbleweed since February 2000. Mr. Klein has been Chief Operating Officer of Mercury Interactive since January of 2000 and has been on the Mercury Interaction board of directors since July 2000. Prior to that he served as President, North American Operations from July 1998 to January 2000. From April 1995 to July 1998 he served as Vice President of North American Sales. From May 1992 to March 1995, he served as Western Area Sales Director. From March 1990 to May 1992, Mr. Klein served as Regional Sales Manager for Interactive Development Environments, a CASE tool company. Prior to that Mr. Klein served in a variety of engineering and sales management roles in the software industry. Mr. Klein holds degrees in electrical engineering and biomedical engineering from the University of Southern California.

Deborah D. Rieman has been a Director of Tumbleweed since March 2001. Dr. Rieman currently manages a private investment fund and consults technology start-up companies. Until December 1999, Dr. Rieman served as President and Chief Executive Officer of CheckPoint Software Technologies, Inc., an internet security software company. Prior to joining CheckPoint, Dr. Rieman held various executive and marketing positions with Adobe Systems, Inc., Sun Microsystems, Inc. and Xerox Corporation. She also serves as a director of Altera Corp., Alchemedia Corporation, Keynote Systems, Inc. and Corning, Inc. Dr. Rieman holds a B.A. in Mathematics from Sarah Lawrence College and a Ph.D. in Mathematics from Columbia University.

James P. Scullion has been a Director of Tumbleweed since April 2003. Mr. Scullion served as President and Chief Operating Officer at Identix from April 1999 to April 2002 and Chief Financial Officer at Identix from 1990 to April 2001. Prior to joining Identix, Mr. Scullion served as Chief Financial Officer at DataTrak, Inc. from 1986 to 1990. Mr. Scullion is also chairman of Tumbleweed’s Audit Committee.

Christopher H. Greendale has been a Director of Tumbleweed since August 2001. Since March of 2002, Mr. Greendale has been a Venture Partner of GrandBanks Capital, a venture capital firm established in partnership with SOFTBANK and Mobius Venture Capital (SOFTBANK Venture Capital). Mr. Greendale was also engaged in independent venture capital investing between September 2000 and March 2002. From January 1998 until September 2000, he was a Managing Director with Internet Capital Group (ICG), an Internet holding company actively engaged in more than 70 business-to-business e-commerce partner companies. Mr. Greendale serves as Chairman of Board of Directors of Metatomix, Inc., a provider of database connector software for enterprises. In addition, he serves on the board of directors of a number of early stage systems integration and software companies. Prior to joining Metatomix, Mr. Greendale served as Executive Vice President, Marketing for Cambridge Technology Partners Massachusetts Inc., a provider of software development services. He was a co-founder of Cambridge Technology Partners, which grew to over $600 million in annual revenues before he left the company in 1997. From November 1990 until March 1991, Mr. Greendale was an independent management consultant. From June 1990 until November 1990, Mr. Greendale served as Vice President, Marketing for Oracle Corporation, a software development company. From April 1989 until June 1990, Mr. Greendale served as Vice President, Worldwide Marketing for Ingres Corporation, a software development company. From February 1986 until April 1989, Mr. Greendale served as President and Chief Operating Officer of Network Technologies, a software development company.

David F. Marquardt has been a Director of Tumbleweed since August 1997. Mr. Marquardt is a founding General Partner of August Capital, L.P., formed in 1995, and has been a General Partner of various Technology Venture Investors entities, which are private venture capital limited partnerships, since August 1980. Mr. Marquardt is a director of Microsoft Corporation, Netopia, Inc. and various privately held companies. Mr. Marquardt received a B.S. in Mechanical Engineering from Columbia University and an M.B.A. from Stanford Graduate School of Business.

Standish H. O’Grady has been a Director of Tumbleweed since August 1997. Mr. O’Grady is a founder and Senior Managing Director of Granite Ventures LLC, an early stage technology venture capital firm formed in 1998. He previously served in various positions with Hambrecht & Quist Group’s venture capital practice since 1986. Mr. O’Grady is currently a director of Virage Inc. and various privately held companies. Mr. O’Grady holds a B.S.E. degree in Chemical Engineering from Princeton University and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College.

Section 16 Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires Tumbleweed’s directors and executive officers, and persons who beneficially own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2002, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were fulfilled in a timely manner.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee of Tumbleweed serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. One of the members of Tumbleweed’s compensation committee, David F. Marquardt, has engaged in a related transaction with Tumbleweed. David F. Marquardt, a member of the Tumbleweed board of directors, is a founding general partner of August Capital L.P. August Capital L.P. and related parties owned approximately 8% of the outstanding common stock of Valicert as of December 31, 2002. On February 18, 2003, Tumbleweed entered into the merger agreement with Valicert.

Report of the Compensation Committee on Executive Compensation

General

Tumbleweed’s executive compensation program presently is administered by the two-member compensation committee of the Tumbleweed board of directors set forth below. These committee members are not employees of Tumbleweed. The material in this report is not “soliciting material,” is not deemed “filed” with the SEC, and is not incorporated by reference into any of our filings under the 1933 Act or 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

The first component of Tumbleweed’s executive compensation package is base salary and related benefits. Mr. Sabella, Mr. Capitolo and Ms. Jordan were paid base compensation that was determined in the course of arms-length negotiations with Tumbleweed at the time offers of employment were extended. The amount of base compensation was determined by the compensation committee based on its belief that this level of compensation was necessary to secure the employment of the executive officer to join Tumbleweed. The factors and criteria relied upon by the Compensation Committee in determining that each executive officer’s base compensation was necessary to secure the employment of such executive officer were: (1) input from recruiting firms involved in the recruiting process regarding salary from comparable positions within the software industry; (2) the salary history of the executive officer; and (3) the experience of the members of the Compensation Committee with respect to comparable salaries in the industry for persons of comparable experience and levels of responsibility. None of Mr. Sabella, Mr. Capitolo or Ms. Jordan received base salary increases during his or her employment with Tumbleweed.

The second component of the Tumbleweed’s executive compensation package is a bonus program. Generally, the Compensation Committee, together with Tumbleweed management, establishes informal objectives at the beginning of the year. At the end of each year, the Compensation Committee reviews management’s and the company’s achievement against those objectives and recommends a bonus based on the achievement of those objectives. In 2002, however, Mr. Sabella and Ms. Jordan were paid bonuses based on guaranteed minimum provisions contained in the employment offer letters that were entered into upon joining Tumbleweed. These bonuses were not paid on the basis of company performance. While the employment agreements with these officers contemplated payment of additional amounts on a discretionary basis, no discretionary bonus was paid due in large measure to the company’s performance in 2002. Due to his short tenure with the company and the absence of a guaranteed minimum bonus in his employment offer letter, no bonus was paid to Mr. Capitolo in 2002. With a view to maintaining the company’s cash resources, Mr. Sabella was given a restricted stock grant in lieu of one of those guaranteed bonuses. During 2002, Tumbleweed suspended the payment of all discretionary cash bonuses until the company has greater visibility regarding company profitability. No executive officer was paid a discretionary bonus for performance during 2002. Thus, no goals or objectives for 2002 performance were set by the Compensation Committee upon which cash bonuses would be paid.

The third component of Tumbleweed’s executive compensation package is stock options, which Tumbleweed believes are an important incentive tool designed to more closely align the interests of Tumbleweed’s executive officers with the long-term interests of Tumbleweed’s stockholders and to encourage Tumbleweed’s executive officers to remain with the Tumbleweed. Generally, Tumbleweed grants stock options at fair market exercise prices, as determined at the time of grant.

During 2002, no options were granted to Ms. Jordan. In July 2002, Tumbleweed granted options to Mr. Capitolo in connection with his commencement of employment in accordance with his employment offer letter. In April 2002, Tumbleweed granted options to Mr. Sabella, and in October 2002, additional options were granted to Messrs. Sabella and Capitolo. Upon due consideration of the Company’s performance during prior periods and other factors, the Compensation Committee determined that these grants were necessary in order to retain these officers in light of the relatively modest cash compensation paid and the decline in the Tumbleweed stock price that rendered existing options to be substantially out-of-the money.

Stock options granted under our stock option plans generally have a non-statutory four-year vesting schedule and generally expire ten years from the date of grant. The Compensation Committee periodically considers the grant of stock-based compensation to all executive officers. Such grants are made on the basis of a quantitative and qualitative analysis of individual performance, our financial performance, and the executive’s existing options.

Chief Executive Officer Compensation

In 2002, the Compensation Committee increased the base salary of Mr. Smith from $173,000 to $194,000. However, his 2002 base compensation remained flat at approximately $175,000 due to a 10% pay cut generally imposed on employees. As with the other executive officers, Mr. Smith’s 2002 discretionary bonus was suspended due to Company performance. The 2002 bonus represented on the ensuing summary compensation chart is comprised of ongoing loan forgiveness and a 2001 discretionary bonus that was paid in early 2002. As a result, the annual cash compensation to Mr. Smith was flat year to year. Mr. Smith’s bonus payment in 2002 for services in 2001 and base salary in 2002 were determined by the Compensation Committee after reviewing Mr. Smith’s performance for 2001. In particular, the Compensation Committee assessed Mr. Smith’s performance against a broad range of leadership criteria, including: strategic thinking, providing vision and direction, accelerating change, integrity, motivating and energizing personnel, influencing ideas and initiatives, delivering results, and developing management. As a founder of Tumbleweed, the Compensation Committee has been mindful of Mr. Smith’s substantial equity position in Tumbleweed and has not increased his salary despite the belief that his salary and bonus are substantially less than customary levels for a comparable executive in the technology industry. However, in light of the substantial dependence of Tumbleweed on Mr. Smith and the relatively modest level of cash compensation received, the Compensation Committee granted options to purchase an additional 150,000 shares to Mr. Smith during the year.

Section 162 Policy

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally provides that publicly held companies may not deduct compensation paid to certain of its top executive officers to the extent such compensation exceeds $1 million per officer in any year. However, pursuant to regulations issued by the Treasury Department, certain limited exemptions to Section 162(m) apply with respect to “performance-based compensation.” Awards granted under the 1999 Omnibus Stock Incentive Plan are intended to constitute qualified performance-based compensation eligible for such exceptions, and Tumbleweed will continue to monitor the applicability of Section 162(m) to Tumbleweed’s ongoing compensation arrangements. Tumbleweed does not expect that amounts of compensation paid to Tumbleweed’s executive officers will fail to be deductible on account of Section 162(m).

Compensation Committee

Kenneth R. Klein

David F. Marquardt

Executive Compensation

Summary Compensation Table

The following table indicates information concerning compensation of Tumbleweed’s Chief Executive Officer, Mr. Smith, and the two individuals, Mr. Sabella and Mr. Capitolo, who were our most highly compensated executive officers in 2002, other than the Chief Executive Officer, whose salary and bonus exceeded $100,000 for the years ended December 31, 2002, 2001 and 2000, if applicable, and were serving as executive officers at the end of 2002. The table also indicates information concerning one individual, Ms. Jordan, who ceased to be an executive officer in 2002, but would have been among our most highly compensated executive officers in 2002 had she been serving as executive officers at the end of 2002. These individuals are collectively referred to as the “Named Executive Officers.”

	Annual Compensation					Long-Term Compensation				All Other Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)		Other ($)	Restricted Stock Awards ($) (1)		Awards Options		($)
Jeffrey C. Smith	2002	174,092	35,966	(2)	—	—		150,000		—
Chairman and Chief Executive Officer	2001 2000	173,958 150,000	43,009 86,250		— —	— —		400,000 400,000	(4)	— —

Douglas A. Sabella(3)	2002	341,250	65,470	(5)	—	—		450,000		—
President and Chief Operating Officer	2001 2000	237,500 —	16,667 —	(5)	— —	50,122 —	(6)	500,000 —		— —

Gregory M. Capitolo	2002	72,873	—		—	—		275,000		—
Senior Vice President— Finance and Chief Financial Officer	2001 2000	— —	— —		— —	— —		— —		— —

Elizabeth D. Jordan(7)	2002	163,944	—		—	—		—		5,605	(8)
Senior Vice President— Finance and Chief Financial Officer	2001 2000	113,477 —	— —		— —	— —		300,000 —		— —

(1)	As of the most recent year end 13,888 restricted stock shares valued at $50,122 were outstanding. These shares are fully vested and are not eligible for dividends.
(2)	Includes $15,891 representing the value of the ratable cancellation of our loan to Mr. Smith in accordance with the terms of his loan agreement, which provided for ratable cancellation of the loan based on his continued employment with Tumbleweed.
(3)	Mr. Sabella resigned as a director and as President and Chief Operating Officer as of April 21, 2003. Mr. Vigouroux of Valicert will replace Mr. Sabella as President and Chief Operating Officer of Tumbleweed upon completion of the merger.
(4)	Mr. Smith voluntarily cancelled 200,000 of these options on November 20, 2000 and the remaining 200,000 on January 4, 2001.
(5)	This represents the value of the ratable cancellation of our loan to Mr. Sabella in accordance with the terms of his loan agreement, which provided for ratable cancellation of the loan based on his continued employment with Tumbleweed.
(6)	Represents the value of the restricted stock grant made to Mr. Sabella on June 4, 2001.
(7)	Ms. Jordan resigned as Senior Vice President—Finance and Chief Financial Officer as of July 18, 2002.
(8)	Represents the value of the payment provided to Ms. Jordan for all of her accrued vacation in connection with her resignation.

Option Grants In Last Fiscal Year

The following table provides information concerning grants of options to purchase Tumbleweed’s common stock made during the fiscal year ended December 31, 2002 to the Named Executive Officers.

In the fiscal year ended December 31, 2002, Tumbleweed granted options to purchase up to an aggregate of 5,013,450 shares to employees, directors and consultants. All of these options were granted at exercise prices equal to the fair market value of our common stock on the date of grant. All options have a term of ten years. Our option shares generally either vest over four years, with 25% of the option shares vesting one year after the option grant date, or vest ratably each month over four years beginning on the option grant date.

The potential realizable values are based on an assumption that the price of Tumbleweed’s common stock will appreciate at the compounded annual rate shown from the date of grant until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. These amounts are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect our estimate of future stock price growth of the shares of our common stock.

Individual Grants

Name	Number of Securities Underlying Option Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5% ($)	10% ($)
Jeffrey C. Smith	50,000	0.9973%	$3.32	16-Apr-12	$104,397	$264,561
	100,000	1.9946%	$0.97	15-Oct-12	$61,003	$154,593
Douglas A. Sabella	250,000	4.9866%	$3.32	16-Apr-12	$521,983	$1,322,806
	200,000	3.9893%	$0.97	15-Oct-12	$122,006	$309,186
Gregory M. Capitolo	200,000	3.9893%	$1.50	09-Jul-12	$188,668	$478,123
	75,000	1.4960%	$0.97	15-Oct-12	$45,752	$115,945
Elizabeth D. Jordan	—	—	—	—	—	—

Aggregated Option Exercises In Last Fiscal year and Fiscal Year-End Option Values

The following table describes for the named executive officers the exercisable and unexercisable options held by them as of December 31, 2002.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options Held at Fiscal Year End (#)		Value of Unexercised In-The-Money Options at Fiscal Year End ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Jeffrey C. Smith	—	—	198,136	412,084	$3,631	$54,469
Douglas A. Sabella	—	—	232,645	717,355	$8,073	$108,127
Gregory M. Capitolo	—	—	5,211	269,789	$3,028	$50,747
Elizabeth D. Jordan	—	—	—	—	—	—

The “Value of Unexercised In-the-Money Options at Fiscal Year End” is based on a value of $1.55 per share, the fair market value of our common stock as of December 31, 2002, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option.

Compensation of Directors

Tumbleweed’s Board of Directors makes all decisions relating to the compensation of members of our Board of Directors. We reimburse our non-employee directors for all out-of-pocket expenses incurred in the performance of their duties as our directors. We currently do not pay cash fees to our directors for attendance at meetings or for their services as members of the Board of Directors.

During fiscal year 2002:

•	Mr. Klein and Mr. Marquardt were each granted an option on October 15, 2002 to purchase 60,000 shares of common stock at an exercise price of $0.97 per share, the fair market price per share of the common stock on the date of the grant;

•	Mr. Greendale was granted an option on October 15, 2002 to purchase 50,000 shares of common stock at an exercise price of $0.97 per share, the fair market price per share of the common stock on the date of the grant; and

•	Mr. O’Grady and Ms. Rieman were each granted an option on October 15, 2002 to purchase 100,000 shares of common stock at an exercise price of $0.97 per share, the fair market price per share of the common stock on the date of the grant.

Limitation of Liability and Indemnification

Tumbleweed’s Certificate of Incorporation includes provisions that eliminate the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware law; or

•	for any transaction from which the director derives an improper personal benefit.

Tumbleweed’s Certificate of Incorporation and bylaws further provide for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware law, including circumstances in which indemnification is otherwise discretionary. Indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the foregoing provisions, or otherwise. We have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Tumbleweed has entered into agreements to indemnify our directors and executive officers in addition to the indemnification provided for in our charter and bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any of these people in any action or proceeding arising out of his or her services as a directors or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified people as directors and executive officers.

Employment Contracts, Termination of Employment, and Change of Control Arrangements

Except as described below, Tumbleweed has not entered into employment agreements with our Named Executive Officers, and their employment may be terminated at any time at the discretion of our Board of Directors.

Effective March 1, 2001, Tumbleweed entered into an employment agreement with Douglas A. Sabella. The agreement provides that Mr. Sabella will serve as the President and Chief Operating Officer of Tumbleweed for a

base salary of $300,000 per year plus performance-based bonuses. Mr. Sabella is entitled to receive a minimum guaranteed bonus of $12,500 per quarter, to be credited against any performance bonuses for the year. Tumbleweed may terminate Mr. Sabella’s employment at any time with or without “cause” as it is defined in the agreement. However, if Mr. Sabella is terminated without “cause,” we must pay him twelve months salary as severance. The agreement also provides for certain benefits payable to Mr. Sabella if his employment is terminated within ninety days following a “change of ownership control,” as that term is defined in the agreement.

Effective June 8, 2001, Tumbleweed entered into an employment agreement with Elizabeth Davis Jordan. The agreement provided that Ms. Jordan would serve as the Senior Vice President—Finance and Chief Financial Officer of Tumbleweed for a base salary of $220,000 per year plus performance-based bonuses. Ms. Jordan was entitled to receive a minimum guaranteed bonus of $10,000 per quarter, to be credited against any performance bonuses for the first year of employment. The agreement provided that Tumbleweed could terminate Ms. Jordan’s employment at any time with or without “cause,” as it is defined in the agreement. However, if Ms. Jordan were terminated without “cause” or was subject to “constructive discharge,” as defined in the agreement, we would have to pay her six months salary as severance. The agreement also provided for stock option acceleration if Ms. Jordan’s employment was terminated without “cause” or she was subject to “constructive discharge” within six months following a “change of ownership control,” as that term is defined in the agreement. Ms. Jordan resigned as Senior Vice President—Finance and Chief Financial Officer as of July 18, 2002.

Effective June 20, 2002, Tumbleweed entered into an employment agreement with Gregory M. Capitolo. The agreement provides that Mr. Capitolo would serve as the Senior Vice President—Finance and Chief Financial Officer of Tumbleweed for a base salary of $185,000 per year plus an annual performance-based bonus of up to $55,000. The agreement provides that Tumbleweed may terminate Mr. Capitolo’s employment at any time with or without “cause,” as it is defined in the agreement. However, if Mr. Capitolo is terminated without “cause” or is subject to “constructive discharge,” as defined in the agreement, we must pay him six months salary and medical reimbursement costs as severance. The agreement also provides for one year of base salary as severance and stock option acceleration if Mr. Capitolo’s employment is terminated within six months following a “change of ownership control,” as that term is defined in the agreement.

Certain Relationships and Related Transactions

Since January 1, 2000, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which Tumbleweed was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock, or an immediate family member of any of the foregoing, had or will have a direct or indirect interest other than:

•	compensation arrangements, which are described above; and

•	the transactions described below.

On April 21, 2003, Tumbleweed entered into a separation and release agreement with Mr. Sabella. Mr. Sabella was Tumbleweed’s President and Chief Operating Officer, as well as a member of Tumbleweed’s board of directors at the time. Mr. Vigouroux of Valicert will replace Mr. Sabella as President and Chief Operating Officer of Tumbleweed upon completion of this merger. Mr. Sabella agreed to resign his position as President and Chief Operating Officer and as a member of the Tumbleweed board effective April 21, 2003 and to end his employment with Tumbleweed effective May 15, 2003. In exchange for a full waiver and release of all claims against Tumbleweed, Tumbleweed agreed to provide Mr. Sabella with bi-monthly payments of $11,250 for 12 months following the end of Mr. Sabella’s employment, plus lump sum bonus payments totaling $158,200. The agreement also provides for up to 12 months COBRA health care coverage premium reimbursement and accelerated vesting of 148,573 options to purchase Tumbleweed shares. The terms of Mr. Sabella’s September 19, 2001 promissory note were not changed.

At December 31, 2002, we had a loan outstanding with a combined principal and accrued interest balance of approximately $154,000 to Mr. Sabella, our President and Chief Operating Officer at the time, as well as a member of our Board of Directors at the time. Mr. Sabella’s loan was entered into on September 19, 2001, and is evidenced by a full recourse promissory note with the full principal amount and all accrued interest due in five years. The loan was made in order to help retain Mr. Sabella, and Mr. Sabella used the loan for purposes other than to purchase Tumbleweed stock. The promissory note is secured by shares of our common stock and stock options to purchase shares of our common stock that we issue to Mr. Sabella, as well as the proceeds associated with such securities. The largest combined principal and accrued interest balance on Mr. Sabella’s loan during 2002 was approximately $240,000, and the combined principal and accrued interest balance on the loan was approximately $114,000 as of April 1, 2003. Interest on Mr. Sabella’s loan is at a rate of 7% per annum which we believe to be the market rate at the time of the loan. Principal and interest obligations under this loan will be forgiven ratably over a period of five years beginning on the effective date of the loan until Mr. Sabella’s employment with us as an executive officer terminates, in which case such ratable loan forgiveness shall cease.

At December 31, 2002, we had a loan outstanding with a combined principal and accrued interest balance of approximately $113,000 to Mr. Cassidy, our Vice President, General Counsel, and Corporate Secretary. Mr. Cassidy’s loan was entered into on April 2, 2001, and is evidenced by a promissory note with the full principal amount and all accrued interest due in four years. The loan was made in order to help retain Mr. Cassidy, and Mr. Cassidy used the loan for purposes other than to purchase Tumbleweed stock. The $113,000 balance at December 31, 2002 was the largest combined principal and accrued interest balance on Mr. Cassidy’s loan during 2002, and the combined principal and accrued interest balance on the loan was approximately $116,000 as of April 1, 2003. Interest on Mr. Cassidy’s loan is at a rate of 7% per annum which we believe to be the market rate at the time of the loan.

At December 31, 2002, we had a loan outstanding with a combined principal and accrued interest balance of approximately $39,000 to Mr. Smith (our Chairman and Chief Executive Officer). Mr. Smith’s loan was entered into on June 7, 2001, and is evidenced by a full recourse promissory note with the full principal amount and all accrued interest due in five years. The loan was made in order to help retain Mr. Smith, and Mr. Smith used the loan for purposes other than to purchase Tumbleweed stock. The promissory note is secured by shares of our common stock and stock options to purchase shares of our common stock that we issue to Mr. Smith, as well as the proceeds associated with such securities. The largest combined principal and accrued interest balance on Mr. Smith’s loan during 2002 was approximately $46,000, and the combined principal and accrued interest balance on the loan was approximately $36,000 as of April 1, 2003. Interest on Mr. Smith’s loan is at a rate of 7% per annum which we believe to be the market rate at the time of the loan. Principal and interest obligations under this loan will be forgiven ratably over a period of five years beginning on the effective date of the loan unless Mr. Smith’s employment with us as an executive officer is terminated for any reason, in which case such ratable loan forgiveness shall terminate.

Gregory C. Smith, a brother of Jeffrey C. Smith, is a partner of the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, which began providing legal services to Tumbleweed in July 1998. Total fees paid to Skadden, Arps were approximately $679,000, $496,000, and $2.4 million in 2002, 2001, and 2000, respectively, for matters relating to Tumbleweed’s intellectual property, Tumbleweed’s lawsuit against The docSpace Company, Inc., Tumbleweed’s follow-on public offering, Tumbleweed’s acquisitions of Worldtalk and Interface, and ongoing general and other litigation matters.

Curtis H. Smith, a brother of Jeffrey C. Smith, is a Vice President at Credit Suisse First Boston, the lead underwriter of our public offering completed on August 1, 2000 and financial advisor to Tumbleweed in connection with the acquisition of Worldtalk. Credit Suisse First Boston received a customary portion of the aggregate discount and commissions of our public offering completed on August 1, 2000 as set forth on the cover page of that prospectus. Credit Suisse First Boston received a customary fee of approximately $3 million in connection with the Worldtalk acquisition.

David F. Marquardt, a member of the Tumbleweed board of directors, is a founding general partner of August Capital L.P. August Capital L.P. and related parties owned approximately 8% of the outstanding common stock of Valicert as of December 31, 2002. Mr. John Johnston, a member of the Valicert board of directors, is also a general partner of August Capital L.P. On February 18, 2003, Tumbleweed entered into a merger agreement with Valicert.

On May 15, 2000, Tumbleweed repurchased from Hikari 5% of the outstanding stock of Tumbleweed KK, for a price of ¥70,000,000 (which approximated $700,000 as of May 15, 2000), increasing our ownership interest in Tumbleweed KK to 55% and resumed consolidating the Japanese subsidiary effective April 1, 2000. On August 29, 2000, we repurchased an additional 25% of the outstanding shares of the jointly owned Japanese subsidiary for approximately $13.8 million, increasing our ownership position to 80%. We recorded approximately $13.5 million of goodwill as a result of these transactions.

Tumbleweed has entered into an investors’ rights agreement with all of the purchasers of our preferred stock, our founders and certain persons or entities which acquired shares of our common stock in connection with our acquisition of Worldtalk Communications Corporation. The agreement provides for registration rights in favor of such persons. We entered into a similar agreement to further indemnify selling stockholders, including Jeffrey C. Smith, Jean-Christophe D. Bandini and Hikari Tsushin, Inc., in our public offering completed August 1, 2000 for liabilities that might arise under the underwriting agreement of the offering. Prior to the public offering Hikari Tsushin beneficially owned more than 5% of our common stock.

Tumbleweed has entered into employment agreements with some of our executive officers. These agreements are described under the heading “Employment Contracts, Termination of Employment and Change of Control Arrangements.”

Tumbleweed has entered into indemnity agreements with each of our officers and directors.

Performance Measurement Comparison

The following chart shows a comparison of our cumulative returns, the Nasdaq Stock Market Composite Index and the S&P 500 Internet Software and Services Index at scaled prices beginning after the close of trading on August 6, 1999, when our common stock was priced at $12.00 per share for sale in our initial public offering. The performance on the following graph is not necessarily indicative of future stock price performance. This section is not “soliciting material,” is not deemed “filed” with the SEC by including this information in this joint proxy/prospectus, and is not incorporated by reference into any of our filings under the 1933 Act or the 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

Comparison of 29 Month Cumulative Total Return*

*	$100 Invested on 8/6/99 in Tumbleweed common stock and the Nasdaq Stock Market Composite Index or on 7/31/99 in the S&P 500 Internet Software & Services Index—including reinvestment of dividends.

TUMBLEWEED PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the ownership of Tumbleweed’s common stock as of March 31, 2003 by:

•	each person or entity who beneficially owns more than 5% percent of our common stock;

•	each Named Executive Officer (as defined below);

•	each director; and

•	all of our executive officers and directors as a group.

Information with respect to beneficial ownership has been furnished by each director, officer, or 5% or more stockholder, as the case may be and Schedules 13D, 13F, and 13G, if any, filed with the Securities and Exchange Commission. Except as otherwise noted below, the address for each person listed on the table is c/o Tumbleweed Communications Corp., 700 Saginaw Drive, Redwood City, California 94063. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who posses sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Percentage ownership calculations are based on 30,508,926 outstanding shares on March 31, 2003, adjusted as required by rules promulgated by the Securities and Exchange Commission.

Beneficial Owner	Number of Shares		Percent of Total
Greater than 5% Stockholders
Palo Alto Investors, LLC(1) 470 University Avenue Palo Alto, CA 94301	4,237,197	(2)	14%
RS Investment Management, LP(3) 388 Market Street, Suite 1700 San Francisco, CA 94111	2,822,600	(4)	9%
Jean-Christophe Bandini	1,971,294	(5)	6%
S Squared Technology Corp. 515 Madison Avenue Suite 4200 New York, NY 10022	1,922,800	(6)	6%

Directors and Named Executive Officers
Jeffrey C. Smith	1,881,116	(7)	6%
Douglas A. Sabella	415,890	(8)	1%
David F. Marquardt	386,492	(9)	1%
Standish H. O’Grady	196,193	(10)	1%
Deborah D. Rieman	89,792	(11)	*
Kenneth R. Klein	83,125	(12)	*
Christopher H. Greendale	68,438	(13)	*
Gregory M. Capitolo	12,965	(14)	*
Elizabeth D. Jordan(15)	—		*
Named Executive Officers and directors as a group (9 Persons)	3,134,011		10%

*	Less than one percent.

(1)	Palo Alto Investors, Inc. is the sole manager of Palo Alto Investors, LLC. William L. Edwards is the president and controlling stockholder of Palo Alto Investors, Inc. Palo Alto Investors, LLC is the general partner of and investment adviser to Micro Cap Partners, L.P., an investment limited partnership. This information is derived from the Schedule 13D, jointly filed December 11, 2002 by Palo Alto Investors, LLC, Palo Alto Investors, Inc., William Leland Edwards, and Micro Cap Partners, L.P.
(2)	Palo Alto Investors, LLC, Palo Alto Investors, Inc. and William Edwards hold shared dispositive and voting power over all 4,237,197 shares of common stock. For 2,667,400 of these 4,237,197 shares, Palo Alto Investors, LLC, Palo Alto Investors, Inc. and William Edwards hold shared dispositive and voting power with Micro Cap Partners, L.P. This information is derived from the Schedule 13D, jointly filed December 11, 2002 by Palo Alto Investors, LLC, Palo Alto Investors, Inc., William Leland Edwards, and Micro Cap Partners, L.P.
(3)	RS Investment Management Co. LLC is the General Partner of RS Investment Management, L.P. G. Randall Hecht is a control person of RS Investment Management Co. LLC and RS Investment Management, L.P This information is derived from the Schedule 13G, jointly filed January 9, 2003 by RS Investment Management Co. LLC, RS Investment Management, L.P., and G. Randall Hecht.
(4)	RS Investment Management Co. LLC, RS Investment Management, L.P and G. Randall Hecht hold shared dispositive and voting power over all 2,822,600 shares of common stock. This information is derived from the Schedule 13F, jointly filed February 18, 2003 by RS Investment Management Co. LLC, RS Investment Management, L.P., and G. Randall Hecht.
(5)	This number includes 112,714 shares subject to options exercisable within 60 days of March 31, 2003.
(6)	S Squared Technology Corp. holds sole dispositive and voting power over all 1,922,800 shares of common stock. S Squared Technology Corp. is a General Partner of Sands Technology Partners, L.P., Executive Technology, L.P., Sci-Tech Investment Partners, L.P., SG Partners, L.P., Leaf Investment Partners, L.P., Core Technology Fund, Inc., The Matrix Technology Group, N.V. and Leaf Offshore Investment Fund, Ltd. Sheldon K. Rubin, Seymour L. Goldblatt and Kenneth A. Goldblatt are the control persons of S Squared Technology Corp. This information is derived from the Form ADV filed as of May 20, 2000 by S Squared Technology Corp.
(7)	This number includes 260,000 shares held by the Jeffrey C. Smith Annuity Trust. Mr. Smith is the sole trustee of the trust. This number also includes 268,969 shares subject to options exercisable within 60 days of March 31, 2003.
(8)	This number includes 387,002 shares subject to options exercisable within 60 days of March 31, 2003. Mr. Sabella resigned as President, Chief Operating Officer and member of Tumbleweed’s Board of Directors as of May 15, 2003.
(9)	This number includes 95,500 shares subject to options exercisable within 60 days of March 31, 2003.
(10)	This number includes 102,167 shares subject to options exercisable within 60 days of March 31, 2003. Voting and dispositive power over 6,883 shares held by H&Q Adobe Venture Management II, LLC is held by all its members. Mr. O’Grady is a member of H&Q Adobe Venture Management II, LLC and may be deemed to share voting and investment power with respect to these shares. However, Mr. O’Grady disclaims beneficial ownership of all of these shares, except to the extent of his pecuniary interest arising from his interest in these entities.
(11)	This number includes 89,792 shares subject to options exercisable within 60 days of March 31, 2003.
(12)	This number includes 83,125 shares subject to options exercisable within 60 days of March 31, 2003.
(13)	This number includes 68,438 shares subject to options exercisable within 60 days of March 31, 2003.
(14)	This number includes 12,965 shares subject to options exercisable within 60 days of March 31, 2003.
(15)	Ms. Jordan resigned as Senior Vice President—Finance and Chief Financial Officer as of July 18, 2002.

DESCRIPTION OF TUMBLEWEED CAPITAL STOCK

Tumbleweed is authorized to issue 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. The following description summarizes information regarding our capital stock. This information does not purport to be complete and is subject in all respects to the applicable provisions of the Delaware General Corporation Law, our certificate of incorporation and our bylaws.

Common Stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Holders of common stock are entitled to receive ratably the dividends, if any, declared from time to time by the board of directors out of legally available funds. Holders of common stock have no conversion, redemption or preemptive rights to subscribe to any of Tumbleweed’s securities. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets remaining after provision for payment of liabilities to creditors. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Preferred Stock

The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. We cannot predict the effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, the effects could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control of us without further action by the stockholders.

No shares of preferred stock are outstanding, and we have no present plans to issue any shares of preferred stock.

Delaware Anti-Takeover Law

Tumbleweed is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	before the date of the business combination, the transaction is approved by the board of directors of the corporation,

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding stock, or

•	on or after the date the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own 15% or more of the corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent and Registrar

Equiserve L.P. serves as transfer agent and registrar for the Tumbleweed common stock. Its phone number is (781) 575-2000.

VALICERT BUSINESS

Company Overview

Valicert develops and licenses secure Internet communications and identity validation software for file transfer, financial messaging, and business process integration. Enterprises and government agencies primarily use Valicert’s products to accelerate their financial and corporate supply chain processes and exchange sensitive data inside and outside of their organizations. Using our products, Valicert customers may migrate from private computer networks and paper processes to the Internet, thus reducing their expenses and gaining operating efficiencies.

Valicert’s products and services are complementary to the enterprise application integration initiatives underway at many large companies today. These initiatives are intended to integrate the various computing systems at companies and connect them electronically to their customers and partners. This integration creates more efficient end-to-end flows of information, such as orders and payments, resulting in potential cost savings for the companies due to more rapid business processing and reduced needs for paperwork and manual re-entry of data. Our software enables companies to use extranets to securely exchange both structured, e.g., Electronic Data Interchange, or EDI, and eXtensible Markup Language, or XML, and unstructured information with business partners. Our products are available on a range of computing platforms, from laptops to servers and mainframes.

During 2002, Valicert undertook a number of changes. Valicert named John Vigouroux, our former president of field operations, as president and chief executive officer in October 2002 and also appointed him to our board of directors. At that time, Joseph (“Yosi”) Amram resigned as our president and chief executive officer, but he continues to act as an advisor and also serves as a member of our board of directors.

During 2002, Valicert reduced operating costs and refocused efforts in the areas of product development, sales and marketing toward secure Internet communications and identity validation. Valicert decided to discontinue its online service and now sell products using a software license model. Our sales and marketing efforts are primarily focused on the financial services, government and healthcare markets. During 2002, Valicert concentrated our direct sales efforts in North America while internationally, Valicert reduced our direct sales resources and now sells primarily through reselling partners. Our reselling partners include Baltimore Technologies, Electronic Data Systems, Gedas Iberia, S.A., Operational Research Consultants, Raytheon Systems Company, and Unisys.

In 2001, Valicert had five software products that Valicert was actively developing, marketing, selling and developing. In 2002, Valicert refocused our resources primarily on two products, SecureTransport and Validation Authority. Valicert continues to maintain and support our Document Authority, Digital Receipts, and Transaction Authority products. In addition, in 2002 Valicert successfully started a research and development group in Bangalore, India.

Valicert was incorporated in California in February 1996 and reincorporated in Delaware in May 1998 as Valicert, Inc. Our principal offices are located at 1215 Terra Bella Avenue, Mountain View, California 94043. Our telephone number is (650) 567-5400. Investors may access our filings with the Securities and Exchange Commission at the Valicert website, which is located on the Internet at www.valicert.com, but the information on its website does not constitute a part of this proxy statement/prospectus.

In September 2002, Valicert transferred listing of its securities from The Nasdaq National Market to The Nasdaq SmallCap Market.

Industry Background

Reliable and secure electronic delivery of data within an organization and with partners, suppliers and customers is a critical component of modern business operations. Increasingly, traditional paper-based or private network-based methods of data exchange are being replaced by solutions that use the Internet and other Internet protocol, or IP,-based networks to deliver data. However, many important systems in the financial services, government and healthcare markets have been unable to use Internet technology due to an inability to validate the identity of the users of the system. Valicert addressed these market needs by providing secure Internet communications and identity validation software products that are robust, secure, automated and can be integrated into various legacy systems.

Requirement for secure, reliable data transfer and automation between enterprises on the Internet

The Internet, with its global reach, cost-effectiveness and ability to enable real-time interactions, is changing the way in which companies, government agencies, and individuals conduct business and interact with one another. The Internet has enabled organizations to more efficiently communicate and conduct commerce directly with their customers, suppliers and partners. The Internet has traditionally been used for non-critical information publishing, e-mail, and more recently, for business-to-consumer electronic commerce. However, it is being increasingly viewed as a medium for conducting a broad range of business-to-business and other electronic transactions.

Companies have begun adopting secure automated file transfer as a cost-effective way to engage in business-to-business commerce, business-to-bank payments, and to implement EDI over the Internet. Electronic ordering and corporate electronic payments have typically been conducted over private networks or directly connected leased telephone lines, using EDI standards for electronic message formats. These messages typically contain information about purchases, invoices and payments. By moving these EDI messages over the Internet, significant cost savings can be achieved by eliminating costly leased lines and private networks, and by connecting to smaller companies that could not afford the expense of these older ways of sending EDI messages. One advantage of secure automated file transfer is that it does not require extensive changes to existing enterprise systems for users to gain the benefits of electronic connectivity. Secure automated file transfer software can be integrated into existing enterprise software systems.

By regulation, the United States government has mandated that healthcare providers, insurers and claims processing companies must protect the information of patients. This regulation, known as the Healthcare Information Portability and Accountability Act, or HIPAA, defines numerous computer security requirements, including encryption of data during electronic communications that healthcare providers, insurers and claims processing companies must implement. To comply with the requirements of HIPAA, and to reduce their costs, these organizations are beginning to adopt secure Internet communications for transmitting patient records, benefits eligibility information, claims and payments. Valicert believes that the security features of our SecureTransport software product addresses many of the requirements with which organizations subject to HIPAA must comply.

Requirement for identity validation on the Internet

As an open network, the Internet does not restrict access and does not inherently offer the degree of trust, security and provability that many corporations and government agencies increasingly require to ensure confidence in electronic communications and transactions. The people and organizations that rely on the Internet to conduct transactions are subject to risks of theft, loss, alteration or dissemination of confidential data, damage to their reputation and economic loss through fraud. To minimize these risks, the Internet requires a framework of trust that meets users’ security requirements and validates the identity of all parties in a communication or transaction.

Public key infrastructure, or PKI, has emerged as an important element for creating this framework of trust for the Internet. Based on public key cryptography, PKI is the underlying system that organizations use to issue and manage electronic credentials, which Valicert refers to as digital certificates, and the keys they contain to facilitate secure communications for a large number of users. The software product or the entity that issues and manages the life cycle of digital certificates is referred to as a certificate authority.

Digital certificates act as proof of identity for users, servers, routers, downloaded programs and other components in a network environment. However, digital certificates do not, by themselves, establish the validity of a party’s credentials or provide real-time authorization to conduct a specific transaction. For example, a digital certificate can verify the identity of an employee before a transaction but cannot provide real-time validation of the employment status of that individual or the specific spending restrictions or other limits that may apply. A credential can be validated only if the revocation status of the digital certificate is known and evaluated against a specific set of policies, which describe the party’s authority to engage in a given transaction. Valicert refers to the software or entity that is used to validate transactions as a validation authority.

Many certificate authorities incorporate some validation capabilities for credentials they issue, but typically do not provide validation of credentials that other vendors issued. Most certificate authorities use specific validation protocols which may not be compatible with the validation protocols used by a given software application. This inability to cross-validate digital certificates limits the use of those certificate authorities for validation in multi-certificate authority environments, which are common for transactions that traverse organizational and geographic boundaries. Valicert believes that there is a need to separate the validation authority from the certificate authority to address the need for cross-validation and to enhance trust standards. Valicert believes that this separation eliminates the opportunity for certificate authority compromise. Valicert has developed our Validation Authority software to provide this separation.

Requirement for secure electronic document collaboration and storage

Companies are increasingly using the Internet as the means by which to negotiate and exchange sensitive documents such as contracts, letters of credit and design plans. Storing and exchanging sensitive information over the public network, however, requires document control and access, assurance of delivery, content integrity, and proof of occurrence. Valicert believes a need exists for a secure, web-accessible application for collaborating on and storing vital documents. Valicert believes a need also exists for the means to manage document-related information such as digital signatures, version control and tamper-evident audit trails.

Valicert’s Software Products and Services

Valicert’s software products operate on multiple platforms, including Windows 2000, Windows NT, Solaris, AIX, HP-UX, Linux and some mainframe environments. The pricing of our products consists of upfront software license fees and annual maintenance and support fees.

This table outlines our principal software product offerings:

Product and Services	Description
SecureTransport	Secure, reliable, automated file transfer software product family
Validation Authority	Digital certificate validation software product
Professional Services	Consulting services, product and service training, custom software development, and support

SecureTransport software products

Valicert SecureTransport is a secure, enterprise-class file transfer software product family. It enables the transfer of valuable and sensitive information over the Internet in a secure, reliable manner interactively or with automation. SecureTransport is a web-enabled client-server software product that uses open standards and technologies including Secure Sockets Layer, File Transfer Protocol and Hyper Text Transfer Protocol. It includes a range of server configurations, add-on options, and software clients that can address the varied needs of customer deployments at a low total cost of ownership.

SecureTransport provides several advanced capabilities required for secure and automated data delivery in business environments.

To provide security our SecureTransport products incorporate features to:

•	protect the data during transfer and in storage,

•	verify user credentials and control user access,

•	create provable audit records, and

•	track data transfers between parties.

To provide the reliability and performance attributes needed for business applications, our SecureTransport products have features that:

•	support large numbers of concurrent connections,

•	optimize throughput for delivering very large volumes of data, and

•	leverage multiple servers for load-balancing and high availability.

To provide appropriate return on investment and to protect existing investments in enterprise IT solutions, our SecureTransport products are designed to:

•	support multiple applications with interactive, automated, and scheduled batch transfers,

•	support diverse user communities through a wide range of protocol and security options,

•	easily integrate with common enterprise authentication and user management solutions, and

•	provide cost-effective integration with back-end applications, databases, and customer enterprise application integration solutions.

In addition to using SecureTransport for interactive data exchange many customers also take advantage of its data and application integration capabilities when using SecureTransport in conjunction with key business applications. Secure data exchange over the Internet enables cost-effective business process integration for legacy and new applications, expanding the reach of new services to a wider range of customers, suppliers and partners.

Many integration challenges involve data flow between disparate systems, using a variety of formats and data schemas. Our Data Integration Suite for SecureTransport is a product that can be used to effectively address these and other data integration needs using graphical user interface based tools to visually specify data conversion, validation, extraction and loading processes, which are then executed on the SecureTransport server. In addition, our consulting organization can design tools for integrations that need additional user authentication, notification, or data management processes. This wide range of options enables SecureTransport to be used in multiple business processes and applications.

To respond to a range of deployment requirements, Valicert offers SecureTransport in Standard and Enterprise Editions. The Standard Edition supports a wide range of Internet communication protocols and software clients that can communicate with it. The Enterprise Edition offers additional benefits in the area of higher-grade security, more manageability for large-scale deployments, and a more advanced integration framework.

Validation Authority software products

Valicert provides software products for the high-performance validation of transactions. These products are designed to enable customers to reduce the risks and costs related to the misuse of invalid digital credentials and provide flexible extensions for stateful validation. Stateful validation is a method of validation in which contextual information is used with information on the validity of credentials. This contextual information includes real-time credit status and purchasing authority. Our validation authority software products are based on our multi-protocol architecture, which enables interoperability with leading certificate authorities, directory services and business applications.

The Enterprise VA is the core of Valicert’s validation product line. Valicert also offers a set of common component software products, VA Publisher, Validator Toolkit and Validator Suite, to facilitate the implementation of our validation authority products.

Enterprise VA Server.    Valicert’s enterprise version validation server software supports a wide range of validation protocols, including online certificate status protocol, certificate revocation list and certificate revocation list distribution points. Our Enterprise VA is also bundled with the ability for customers to publish data on revoked credentials to another server for backup and redundancy, data distribution or disaster recovery. Enterprise VA licenses are specifically limited to in-house use by organizations.

VA Common Components.    VA Publisher, Validator Toolkit and Validator Suite are included with all of Valicert’s VA product offerings.

VA Publisher.    Valicert’s VA Publisher is used to publish revocation data to a validation authority server or service from a directory server or directly from a certificate authority. In some cases, where Valicert has strategic relationships with certificate authority vendors, the VA Publisher is bundled with the certificate authority to enable real-time publication of revocation data.

Validator Toolkit.    Valicert’s Validator Toolkit is a software development toolkit designed to allow for the rapid addition of validation capabilities into applications, which require stateful validation or use digital certificates regardless of the issuing certificate authority. Valicert licenses the toolkit to independent software vendors to support our validation authority software products and services.

Validator Suite.    Valicert’s Validator Suite is a set of software modules that are used for validation in popular web server, web client and e-mail applications. Valicert ships modules for Apache Stronghold Server, Netscape/iPlanet Enterprise Server, Microsoft Address Book, Microsoft’s Internet Explorer, Microsoft Internet Information Server and Microsoft Outlook. Valicert licenses some of its Validator Suite modules to independent software vendors to include in their software.

Professional services

Valicert offers professional services to assist in site planning, design, installation, integration, training and maintenance of its products and services. Valicert’s professional services include consulting services, product and service training, and custom development and support. Valicert employs highly trained professionals in the data networking, network security, cryptography and network operations fields to deliver these services.

Strategy

Valicert’s objective is to further extend its position as a provider of secure communications and authentication software for the financial services, government and healthcare markets. Key elements of Valicert’s strategy include:

Grow market share.    To increase its market share, Valicert intends to offer more competitive products, develop programs that are targeted at replacing the competition, and to expand the relationships with its resellers.

Expand application areas within Valicert’s current base of customers.    Valicert intends to build new features into its products to make them more functional and easier to use by customers for these new applications for existing customers. The conversion of manual check clearing processes to the use of electronic check images is an example of expanding from Valicert’s current successful application area of corporate payments submissions, but staying within the banking industry.

Leverage current customers to expand customer base.    Valicert intends to leverage its customer relationships to increase revenues for products that provide for the delivery of data between corporations and their banks. Another example of expanding sales within Valicert’s current customer b ase is to leverage its presence in the health insurance market to sell software to large healthcare providers or healthcare regulators that interact with the insurance companies.

Extend technology expertise through continued product development.    Valicert intends to expand its product capabilities by continuing to invest in product development to continue to provide open, flexible and scalable technologies that implement a range of communications protocols.

Expand strategic alliances to broaden the use of Valicert’s software products.    To accelerate the widespread adoption of its software products, Valicert has entered into technology, marketing and distribution alliances with industry leaders. Valicert plans to expand existing relationships and establish new strategic alliances with companies that will sell or integrate Valicert’s technologies with their offerings and participate in joint marketing, training and sales arrangements.

Customers

Valicert licenses its software products and provides services to a variety of transaction-intensive enterprises, resellers and service providers. The following is a list of customers that accounted for at least $50,000 of revenue during 2002.

ABN Amro Services Company, Inc.	Mitsui & Co., Ltd.
AddTrust AB	Next Millenium, Inc.
Aetna Life Insurance Company	NTT Communications Corporation
Arthur Andersen y Cia., S. Com.	NTT Data Corporation
Availity, LLC	Operational Research Consultants, Inc.
Baltimore Technologies, Inc.	Raytheon Company
Bank of England	Secom Trust Net Co., Ltd
Bank of Montreal	Sierra Systems Consultants, Inc.
Blue Cross Blue Shield of Alabama	Society for Worldwide Interbank Financial
Daou Tech, Inc. Dell Computer Corporation	Telecommunication SCRL (S.W.I.F.T.) Softbank Commerce Corp.
e-Japan, Ltd.	State of Hawaii
Electronic Data Systems Corporation	State of Washington
Federal Reserve Bank of Richmond	Symantec Corporation
Gedas Iberia SA	Taiwan-ca.com Inc.
GeoTrust, Inc.	The Royal Bank of Scotland, plc
Harrah's Entertainment, Inc.	U.S. Bancorp
Hitachi Ltd.	Unisys Corporation
IBM Corporation	VISA U.S.A. Inc.
Itochu Techno-Science Corporation	Washington Mutual, Inc.
Johnson & Johnson Services, Inc.	WebMD Corporation
MasterCard International, LLC	Wells Fargo Bank
Matsushita Graphic Communication Inc.

The customers listed in the preceding table accounted for 78% of Valicert’s revenues in 2002 and for 49% of its revenues in the quarter ended March 31, 2003. In the quarter ended March 31, 2003, Unisys accounted for 22% of Valicert’s revenues. In fiscal 2002, one customer, e-Japan, Ltd., accounted for 12.0% of Valicert’s revenues. In fiscal 2001, two customers, e-Japan, Ltd. and RSA Security, accounted for 19.5% and 14.3%, respectively, of Valicert’s revenues. In fiscal 2000, no individual customer accounted for more than 10.0% of Valicert’s revenues.

Reseller and OEM Relationships

As of December 31, 2002, Valicert had reseller relationships with such companies as Baltimore Technologies, Electronic Data Systems, Gedas Iberia, S.A., Operational Research Consultants, Raytheon Systems Company, and Unisys. Each of these companies are those resellers that accounted for at least $100,000 in revenue during 2002. Valicert’s agreements with these companies provide for the resale of Valicert products or their use in the provision of services. Valicert also has an agreement with Mitsui and Company, Ltd. whereby Mitsui provides sales, support and marketing assistance to Valicert and other resellers in the Japanese market.

The primary objectives of these relationships are:

•	to promote the widespread adoption of Valicert’s software products through distribution arrangements; and

•	to ensure that third-party technologies operate effectively with Valicert’s software products.

Technology

Valicert has built both open and proprietary mechanisms into its core technology, which form the foundation for Valicert’s software products. Some of the key areas where Valicert has developed technology enable:

•	automation and integration of data transfer between disparate applications;

•	automatic restart for fault-tolerant, high-integrity data transfer over unreliable communication lines;

•	efficient distribution of certificate revocation data; and

•	real-time access to data repositories during the validation process.

Automation and Integration Agent Extension Mechanisms.    Valicert has developed technology that allows for customized software modules to be developed for Valicert’s secure data transfer products. These modules can be automatically invoked at any stage of data transmission or based on events such as a file transfer initiation or file transfer completion. These modules allow for the addition of capabilities such as virus scanning of files and file format conversion.

Automatic Restart.    Valicert’s secure data transfer product incorporates technology that allows for the automatic and rapid resumption of a previously interrupted data transfer. This capability is important for customers to utilize the Internet to efficiently and reliably transfer large data files.

Certificate Validation Mechanisms.    Valicert’s certificate validation mechanisms allow Valicert to efficiently distribute large amounts of certificate revocation data on a global basis using most of the currently accepted validation protocols. Valicert uses Valicert’s certificate validation mechanisms to distribute Valicert’s revocation data to enterprise customers and service provider customers to provide regional validation capabilities across the globe. Valicert believes this enables it to scale its operations globally at a substantially lower cost than its competitors.

Stateful Validation.    Valicert’s stateful validation technology allows for customized software modules to be developed for Valicert’s validation authority products. These customized modules can interface with external systems to enable the use of contextual information, such as credit histories, purchase authorization, or access controls, with the validation process. Interfacing through Valicert’s stateful policy application program interfaces. These modules do not require modification of Valicert’s software products to be implemented, which Valicert believes provides Valicert with a strong competitive advantage.

Research and Development

Valicert believes its future success will depend in large part on its ability to develop new products, core technologies and enhancements to product lines. In 2002, Valicert established a research and development center in Bangalore, India. This wholly owned subsidiary employs approximately 45 employees who are engaged in software quality assurance, product support, custom software development, and selected software development for its products.

As of December 31, 2002, Valicert had 62 employees dedicated to research and development globally. Research and development expenses were $1.1 million for the three months ended March 31, 2003 and $7.1 million, $11.7 million and $10.4 million for the years ended December 31, 2002, 2001 and 2000, respectively. All development costs have been expensed as incurred. Valicert’s research and development efforts are focused primarily on improving Valicert’s SecureTransport and Validation Authority products and integrating certain elements of Valicert’s Document Authority, Digital Receipt and Transaction Authority products into Valicert’s SecureTransport and Validation Authority products, while continuing to support and provide certain enhancements to these products.

Sales

Valicert sells its products and services in the United States primarily through Valicert’s direct sales force that focuses on key customers in Valicert’s target industries. Valicert’s domestic offices are located in Atlanta, Austin, Chicago, Dallas, Mountain View, New York and Washington D.C. Valicert also markets its products and services internationally through its direct sales force and through resellers and system integrators and its service provider customers. Valicert has direct international presence in Japan, The Netherlands and the United Kingdom and have dedicated representatives in Hong Kong, Iberia, Scandinavia and South East Asia.

As of December 31, 2002, 36 employees were dedicated to sales and marketing. Valicert’s sales force includes field sales engineers and inside sales personnel who support the account executives. Field sales engineers assist Valicert’s account executives with technical presentations, customer requirements analysis and initial solution designs. Valicert’s inside sales personnel assist the account executives in developing new customer relationships. Valicert’s domestic direct sales efforts are also augmented by sales through resellers, system integrators and sales agents.

Valicert’s internal telemarketing operation is responsible for customer prospecting, lead generation and lead follow-up. This marketing activity qualifies leads for further follow-up by the direct sales force or inside sales team, or leads the prospect to Valicert’s website so that the prospect can access information and enroll for Valicert’s Internet-based products and services.

International sales are an important portion of Valicert’s business. Sales to customers outside of the United States accounted for 32% of Valicert’s consolidated net revenue during the three months ended March 31, 2003 and 49%, 61% and 52% during the years ended December 31, 2002, 2001 and 2000, respectively. Valicert’s primary market outside of the United States is Japan. International sales are subject to certain risks, including, but not limited to, unexpected changes in regulatory requirements, exchange rates, tariffs, and political and economic instability. Valicert’s international sales are expected to decline as a percentage of total sales in 2003 due to a greater allocation of Valicert’s sales resources in North America.

Marketing

Valicert utilizes a variety of marketing programs to generate leads and increase brand awareness. Valicert’s marketing strategy is organized around three primary areas: industry marketing, product management and marketing communications. Industry marketing identifies target markets and customer opportunities and then develops the positioning, programs and materials to reach customers and support sales activities. Product management translates customer and market requirements into product development plans and works with engineering to ensure completion. Product management also trains the sales force on product information and competition. Marketing communications develops overall market awareness of Valicert and Valicert’s products through Valicert’s Internet website, public relations, industry analyst relationships, product reviews, trade shows and seminars, editorial promotion, industry events and executive speaking engagements. Valicert’s website is an important part of its sales lead generation program and, in 2002, Valicert invested in improving the content on its website, adding whitepapers that can be downloaded, and promoting its website in search engines and paid online advertising. Valicert also conducted numerous online web seminars with others such as GT News, IBM and Treasury Solutions.

Competition

The market for secure Internet communications solutions is intensely competitive and subject to rapid change. A small number of competitors offer a wide range of security products and services, some of which are directly competitive with Valicert’s software products.

Validation authority software products

Valicert competes primarily with software companies such as Alacris, Computer Associates and Kyberpass.

Secure data transfer software products

Valicert competes with Internet file transfer and electronic data interchange companies such as Computer Associates, Cyclone Commerce, IPNet, Proginet and Sterling Commerce.

Competitive factors

Valicert believes that the principal competitive factors in its market are interoperability, completeness of solution, flexibility, security, customer service and support, ease of use and speed of implementation and low total cost of ownership. Valicert is dedicated to creating software products that are differentiated from the competition by delivering the most security; highest performance, reliability and scalability; best return on investment and lowest total cost of ownership.

Intellectual Property

Legal protections

Valicert relies upon a combination of intellectual property protection including patents, copyrights, trademarks, trade secrets and licensing methods to protect its proprietary technology and other proprietary rights. Valicert’s success will depend on its continued ability to have access to these or other technologies that are or may become important to the functionality of its products. Any inability to continue to obtain or use this technology could significantly harm Valicert’s operations.

Confidentiality agreements

It is Valicert’s policy to require employees and consultants to enter into confidentiality agreements. Valicert controls access to and distribution of its documentation and other proprietary information. The agreements provide that all inventions created by an employee shall be Valicert’s property. Despite Valicert’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Valicert’s products or to obtain and use information that Valicert considers proprietary. Policing unauthorized use of Valicert’s products is difficult and Valicert is unable to determine the extent to which piracy of its software products exists. This piracy can be expected to be a persistent problem, particularly in international markets and because of the growing use of the Internet. Valicert trade secrets and confidentiality agreements may not provide meaningful protection of its proprietary information. Others may independently develop similar technologies or duplicate any technology developed by Valicert. Valicert’s technology could infringe upon the patent rights of others. Legal protections of Valicert’s rights may be ineffective in foreign countries where intellectual property does not have the protection it does in the United States. Valicert’s inability to protect its proprietary rights could harm Valicert’s business.

Patents

Valicert owns three patents issued in the United States with expiration dates of May 11, 2016; August 27, 2019; and March 11, 2020. Additionally, Valicert has filed other United States and foreign applications for patents covering Valicert’s technology. Valicert’s pending or future patent applications will be issued or that any issued patents will be enforceable or valid. The coverage claimed in a patent application can be significantly reduced before the patent is issued. Valicert’s failure to protect its intellectual property in a meaningful manner could materially harm its operations. Litigation may be necessary in the future to enforce Valicert’s intellectual property rights, to protect its trade secrets or to determine the validity and enforceability of the patents of others. Any litigation could result in substantial costs and diversion of management and technical resources and could harm Valicert’s business.

Even if patents are issued, they may not adequately protect Valicert’s technology from infringement or prevent others from claiming that its technology infringes their patents. Parties making these claims may be able to obtain injunctive or other equitable relief that could block Valicert’s ability to further develop or commercialize some or all of its products in the United States and abroad. If a claim of infringement is filed, Valicert may be required to obtain one or more licenses from or pay royalties to third parties. Valicert may not be able to obtain these licenses at a reasonable cost, if at all. Defense of any lawsuit or failure to obtain any of these licenses could hurt Valicert’s business. Valicert is aware of one patent application, which, if granted, could result in a claim of infringement against Valicert. However, if this were to occur, Valicert believes that Valicert has access to alternative technologies, which would enable Valicert to deliver its products even if a claim of infringement were successfully brought against Valicert.

Employees

As of December 31, 2002, Valicert had 114 employees, of which 62 were employed in research and development, 36 were employed in sales and marketing, six were employed in operations and customer support and 10 were employed in general and administration. In 2002, Valicert completed several cost reduction actions, resulting in the termination of 126 employees. The employment terminations resulted from Valicert’s strategic decisions during the year to exit the application service provider business, focus its operations on its SecureTransport product and achieve a lower level of operating expense. None of Valicert’s employees is subject to a collective bargaining agreement and Valicert has never experienced a work stoppage. Valicert believes its relations with its employees are good; however, the morale of Valicert’s employees is low due to the various workforce reductions that occurred in 2001 and 2002, and Valicert may be unable to retain them. Valicert’s ability to achieve its financial and operational objectives depends in large part upon its continued ability to attract, integrate, train, retain and motivate highly qualified sales, technical and managerial personnel, and upon the continued service of its senior management and key sales and technical personnel.

Properties

Valicert’s principal executive and administrative offices are located at 1215 Terra Bella Avenue in Mountain View, California, where Valicert leases approximately 25,000 square feet. This lease expires August 2003. Valicert believes that its facilities are adequate for its needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms to meet any additional needs.

Legal Proceedings

A class action lawsuit was filed on December 3, 2001 in the United States District Court for the Southern District of New York on behalf of purchasers of Valicert’s common stock alleging violations of federal securities laws. In re Valicert, Inc. Initial Public Offering Securities Litigation, No. 01-CV-10889 (SAS) (S.D.N.Y.), related to In re Initial Public Offerings Securities Litigation, No. 21 MC 92 (SAS). The case is brought purportedly on behalf of all persons who purchased Valicert’s common stock from July 27, 2000 through December 6, 2000. The complaint names as defendants Valicert, Valicert’s former chief executive officer,

Valicert’s chief financial officer, and an investment banking firm that served as Valicert’s underwriter for its initial public offering in July 2000.

The amended complaint alleges violations of Sections 11 and 15 of the Securities Act, and Sections 10(b) and 20(a) of the Exchange Act, on the grounds that the prospectus incorporated in the registration statement for the offering failed to disclose, among other things, that (i) the underwriter had solicited and received excessive and undisclosed commissions from certain investors in exchange for which the underwriter allocated to those investors material portions of the shares of Valicert’s stock sold in the initial public offering, and (ii) the underwriter had entered into agreements with customers whereby the underwriter agreed to allocate shares of Valicert’s stock sold in the initial public offering to those customers in exchange for which the customers agreed to purchase additional shares of Valicert’s stock in the aftermarket at pre-determined prices. The amended complaint also alleges that false analyst repots were issued. No specific damages are claimed. Valicert believes the allegations are without merit and intends to contest them vigorously. Failure to prevail in this lawsuit could have a material adverse effect on Valicert’s financial position, results of operations and cashflows in the future.

Valicert is aware that similar allegations have been made in other lawsuits filed in the Southern District of New York challenging over 300 other initial public offerings and secondary offerings conducted in 1999 and 2000. Those cases have been consolidated for pretrial purposes before the Honorable Judge Shira A. Scheindlin. On July 15, 2002, Valicert and its affiliated individual defendants (as well as all other issuer defendants) filed a motion to dismiss the complaint. The Court denied the motions to dismiss claims under the Securities Act in all but 10 of the cases, including Valicert’s case. The Court granted the motion to dismiss the claims under the Exchange Act against Valicert and the individual defendants. Management believes that the allegations against Valicert and its officers are without merit and intends to contest them vigorously. If the outcome of the litigation is adverse to Valicert and if, in addition, Valicert was required to pay significant monetary damages in excess of available insurance, its business would be significantly harmed.

On April 23, 2003, Tumbleweed received a letter from CoreStreet, Ltd. in which CoreStreet, Ltd. indicated it had filed a patent infringement action against Valicert. Valicert has not been served with a complaint. Accordingly, Valicert is unable to assess the likelihood of an unfavorable outcome with respect to this matter or the amount of the potential loss, if any.

Valicert is a party to various claims in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, Valicert believes the final outcome of such matters will not have a material adverse effect on its financial position, results of operations or cash flows.

VALICERT SELECTED HISTORICAL FINANCIAL DATA

The following selected historical consolidated financial data as of December 31, 2001 and 2002 and for each of the years in the three year period ended December 31, 2002 are derived from Valicert’s audited consolidated financial statements, which are included elsewhere in this joint proxy statement/prospectus. The consolidated financial data as of March 31, 2003 and for the three months ended March 31, 2002 and 2003 are derived from Valicert’s unaudited condensed consolidated financial statements, which are included elsewhere in this joint proxy statement/prospectus. The consolidated financial data as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 are derived from Valicert’s audited consolidated financial statements that have not been included or incorporated by reference into this joint proxy statement/prospectus. The historical results are not necessarily indicative of results to be expected for any future period.

The selected financial data below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Valicert’s consolidated financial statements and related notes included in this joint proxy statement/prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	1998	1999	2000	2001	2002	2002 (unaudited)	2003 (unaudited)
	(in thousands, except per share amounts)
Total revenues	$60	$1,635	$11,828	$23,932	$11,687	$3,203	$2,827
Operating loss	$(4,093)	$(13,098)	$(25,838)	$(25,372)	$(20,392)	$(9,391)	$(1,874)
Loss from continuing operations	$(3,990)	$(12,802)	$(25,226)	$(25,055)	$(20,595)	$(9,565)	$(1,925)
Loss from discontinued operations	$—	$—	$(3,101)	$(3,361)	$(1,114)	$(1,131)	$—
Net loss	$(3,990)	$(12,802)	$(28,327)	$(28,416)	$(21,709)	$(10,696)	$(1,925)
Loss per share—basic and diluted:
Loss from continuing operations	$(8.01)	$(48.86)	$(2.45)	$(1.12)	$(0.81)	$(0.38)	$(0.08)
Loss from discontinued operations	$—	$—	$(0.31)	$(0.15)	$(0.05)	$(0.05)	$—
Net loss	$(8.01)	$(48.86)	$(2.76)	$(1.27)	$(0.86)	$(0.43)	$(0.08)
Shares used in loss per share—basic and diluted	498	262	10,282	22,351	25,312	25,098	25,224
Total assets	$2,436	$37,692	$59,806	$41,932	$16,191		$13,885
Long-term debt, excluding current portion	$—	$2,240	$2,056	$1,547	$350		$210
Redeemable convertible preferred stock	$6,748	$34,256	$—	$—	$—		$—

VALICERT MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements within the meaning of the U.S. federal securities laws that involve risks and uncertainties. The statements contained in this discussion that are not purely historical, including, without limitation, statements regarding Valicert’s expectations, beliefs, intentions or strategies regarding the future, are forward-looking statements. In this report, the words “anticipates”, “believe”, “expect”, “intend”, “may”, “will”, “should”, “plan”, “estimate”, “predict”, “potential”, “future”, “continue”, or similar expressions also identify forward-looking statements. These statements are only predictions. Valicert makes these forward-looking statements based upon information available on the date hereof, and Valicert has no obligation (and expressly disclaims any such obligation) to update or alter any such forward-looking statements, whether as a result of new information, future events, or otherwise. Valicert’s actual results could differ materially from those anticipated in this discussion as a result of certain factors including, but not limited to, those set forth in the section entitled “Risk Factors” and elsewhere in this report.

Overview

Business

Valicert develops and licenses secure Internet communications and identity validation software for file transfer, financial messaging, and business process integration. Enterprises and government agencies primarily use Valicert’s products to accelerate their financial and corporate supply chain processes and exchange sensitive data inside and outside of their organizations. Using Valicert’s products, Valicert customers may migrate from private computer networks and paper processes to the Internet, thus reducing their expenses and gaining operating efficiencies.

In January 2002, Valicert announced its decision to exit its application service provider (hosting) business and ceased to offer the service to new customers. The operations associated with this business consisted of a data center and related personnel. Under the terms of existing contracts, Valicert continued to operate the service through January 2003 and continued to recognize previously deferred revenue related to these hosting arrangements. As Valicert was unable to dispose of the hosting business or classify the assets as held-for-sale until January 2003 the hosting business did not meet the requirements to be classified as a discontinued operation until the March 31, 2003 consolidated financial statements were prepared. Accordingly, the results of operations for all periods presented have been reclassified on this basis.

Critical Accounting Policies

Valicert has identified the policies below as critical to Valicert’s business operations and the understanding of its results of operations. The impact and any associated risks related to these policies on Valicert’s business operations is discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations where such policies affect Valicert’s reported and expected financial results. Valicert’s preparation of the consolidated financial statements require it to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of Valicert’s financial statements, and the reported amount of revenue and expenses during the reported period. Valicert’s actual results may differ from these estimates.

Restructuring and impairment charges.    In fiscal 2002, Valicert recorded net restructuring and impairment charges of approximately $4.6 million in accordance with EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and Staff Accounting Bulletin (“SAB”) 100, Restructuring and Impairment Charges. Valicert’s restructuring initiatives involved strategic decisions to cease providing certain services and consolidate corporate facilities. In January 2002, Valicert announced its decision to exit its application service provider business. As a result of this action,

Valicert’s management determined that the value of certain equipment was impaired and recorded an impairment charge of approximately $1.0 million. In March 2002, Valicert consolidated its corporate facilities and terminated the long-term facility lease contract for an unutilized facility located in Mountain View, California. As a result of this action, Valicert recorded additional restructuring and impairment charges of approximately $3.6 million, which is comprised of $3.5 million for settlement costs and forfeiture expenses associated with the building, $562,000 related to the impairment of associated equipment and leasehold improvements and the write-off of security deposits, offset by the reversal of previously recorded deferred rent of $434,000. At March 31, 2003, accrued liabilities included $20,000 related to these restructuring initiatives, which is expected to be paid in fiscal 2003.

Valuation of goodwill and other intangible assets.    Valicert’s long-lived assets include goodwill and other intangible assets. At March 31, 2003, Valicert had $7.5 million of goodwill and other intangible assets, accounting for 54.0% of Valicert’s total assets. In assessing the recoverability of Valicert’s goodwill and other intangibles, Valicert must make certain estimates and assumptions to determine the fair value of the respective assets. If these estimates or assumptions change in the future, Valicert may be required to record impairment charges for these assets. On January 1, 2002, Valicert adopted Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, and is required to analyze goodwill for impairment on an annual basis and when circumstances suggest impairment may have occurred. Valicert performed the required transitional and annual impairment tests during the quarters ended June 30, 2002 and December 31, 2002, respectively, and determined that there was no impairment.

Allowances for doubtful accounts.    A significant portion of Valicert’s receivables is concentrated with a small number of customers. At March 31, 2003, three customers accounted for 40% of Valicert’s net accounts receivable, at December 31, 2002, two customers accounted for 28% of Valicert’s net accounts receivable, and at December 31, 2001, two customers accounted for 38% of net accounts receivable. While Valicert records allowances for doubtful accounts for estimated credit losses, future collections from Valicert’s customers could differ significantly from these estimates, which could negatively affect Valicert’s future operating results. During the fourth quarter of 2002, Valicert recorded additional allowances of $528,000 due to a customer’s inability to pay.

Revenue recognition.    Valicert derives its revenues from software license fees, subscription fees, consulting services, and maintenance and support. Software license revenues are comprised of upfront fees for the use of Valicert’s software products. Valicert recognizes revenue from license fees when:

•	an agreement has been signed;

•	the product has been delivered;

•	vendor-specific objective evidence of fair value exists to allocate a portion of the total fee to any undelivered elements of the arrangement;

•	the fee is fixed or determinable; and

•	collectibility is reasonably assured.

Revenue from shipments to resellers is generally recognized at the time of delivery of the software to the reseller, unless collectibility is not reasonably assured, in which case revenue is deferred until the fee is collected. Should Valicert’s estimates regarding the collectibility of amounts due from resellers change, Valicert’s future results could be impacted.

When Valicert delivers its software products electronically, Valicert considers the sale complete when Valicert provides the customer with the access codes for immediate possession of the software. When contracts contain multiple product and service elements, Valicert accounts for the revenue related to these elements using the residual method. Valicert recognizes revenues when the fees are fixed and determinable. On occasion, Valicert has in the past, and may in the future, offer extended payment terms beyond its normal business practice.

In such cases, Valicert recognizes revenue when the fee becomes due. If Valicert does not consider collectibility reasonably assured, Valicert recognizes revenue when the fee is collected.

If maintenance and support or consulting services are included in a license agreement, amounts related to these services are allocated based on vendor-specific objective evidence. Valicert recognizes such fees ratably over the related service period. Customer contracts that require delivery of unspecified additional software products in the future are accounted for as subscriptions, and Valicert recognizes this revenue ratably over the term of the arrangement beginning with the delivery of the first product. Valicert recognizes consulting revenue as these services are provided to the customer. Valicert recognizes revenue from maintenance and support arrangements on a straight-line basis over the life of the agreement, which is typically one year.

Stock compensation.    At March 31, 2003, 548,778 shares of common stock underlying notes receivable are subject to variable accounting. As such, Valicert will record additional stock compensation charges related to these shares should the market price of Valicert’s common stock rise above certain levels. For 148,728 of these shares, these additional charges will begin when the market price exceeds $0.72 per share. For the remaining 400,000 shares, such charges will commence at various market prices, starting at $3.00 per share.

Results of Operations

The following table sets forth, as a percentage of revenues, certain consolidated statement of operations data for the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2001	2000	2003	2002
Revenue:
Software license	48.2%	65.7%	70.7%	60.4%	35.6%
Subscription fees and other services	51.8%	34.3%	29.3%	39.6%	64.4%
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:
Software license	3.2%	2.7%	10.1%	—%	7.9%
Subscription fees and other services	19.9%	19.3%	23.7%	6.9%	32.6%
Total cost of revenues	23.0%	22.0%	33.8%	6.9%	40.5%
Gross profit	77.0%	78.0%	66.2%	93.1%	59.5%

Operating expenses:
Research and development	60.4%	48.8%	87.8%	37.5%	73.0%
Sales and marketing	96.7%	91.5%	116.6%	68.9%	106.6%
General and administrative	36.8%	21.9%	33.9%	24.1%	39.2%
Merger related expenses	—%	—%	—%	19.9%	—%
Stock compensation	21.9%	8.5%	19.2%	8.9%	4.8%
Amortization of goodwill and intangible assets	5.2%	13.3%	27.2%	—%	13.4%
Restructuring and impairment charges	30.4%	—%	—%	—%	115.7%
Total operating expenses	251.5%	184.0%	284.7%	159.4%	352.7%
Operating loss	(174.5)%	106.0%	(218.4)%	(66.3)%	(293.2)%
Interest and other income (expense), net	(1.7)%	1.3%	5.2%	(1.8)%	(5.4)%
Loss from continuing operations	(176.2)%	(104.7)%	(213.3)%	(68.1)%	(298.6)%
Loss from discontinued operations	(9.5)%	(14.0)%	(26.2)%	—%	(35.3)%
Net loss	(185.8)%	(118.7)%	(239.5)%	(68.1)%	(333.9)%

Three Months Ended March 31, 2003 and 2002

Net Loss

Valicert’s net loss decreased to $1.9 million for the three months ended March 31, 2003 from $10.7 million for the three months ended March 31, 2002. The decrease was due to lower operating expenses and cost of revenues, primarily due to lower personnel-related costs resulting from a reduced workforce. In addition, Valicert recorded $4.7 million of restructuring and impairment charges during the quarter ended March 31, 2002. Valicert has incurred cumulative losses of $98.2 million as of March 31, 2003.

Revenues

Total revenues decreased to $2.8 million for the three months ended March 31, 2003 from $3.2 million for the three months ended March 31, 2002. Valicert believes the decrease in revenues was primarily due to delayed information technology spending and a slowdown in PKI spending. In the three months ended March 31, 2003, Valicert experienced a $660,000 decrease in professional services consulting revenue and a $187,000 decrease in subscription revenues, partially offset by a $470,000 increase in product license revenues. Revenues earned from customers outside of North America accounted for 29.1% of total revenues in the three months ended March 31, 2003, compared to 57.8% in the same period in 2002.

        Software license revenues accounted for 60.4% of Valicert’s total revenues for the three months ended March 31, 2003 compared to 35.6% for the three months ended March 31, 2002. Subscription fees and other service revenues accounted for 39.6% of Valicert’s total revenues for quarter ended March 31, 2003 compared to 64.4% for the quarter ended March 31, 2002. The increase in license revenues, as a percentage of total revenues, was primarily due to the decrease in professional services consulting and application service provider revenues.

The current economic environment both in the United States of America and globally provides Valicert with limited visibility regarding future revenues. If economic conditions worsen, wide acceptance of electronic commerce may be adversely affected. As a consequence, the market for Valicert’s products and services may fail to develop and grow and Valicert may be unable to achieve our financial targets.

Cost of Revenues

Cost of software license revenues.    Costs of software license revenues consist primarily of royalty-bearing technology licensed from third parties. In the three months ended March 31, 2003, there were no royalty costs because the agreements related to these licenses ceased and Valicert no longer utilized these technologies. In the three months ended March 31, 2002, cost of software license revenues was $253,000. These costs, as a percentage of total revenues, were 7.9% for the quarter ended March 31, 2002.

Cost of subscription fees and other services revenues.    Cost of subscription fees and other services revenues relate to providing consulting and support services. These costs include salaries and other personnel-related costs, depreciation, telecommunications and other costs. Valicert’s cost of subscription fees and other services revenues decreased to $196,000 for the three months ended March 31, 2003 from $1.0 million for the three months ended March 31, 2002. Of this decrease, $747,000 related to salaries and other personnel-related costs. The decrease was due to the fact that during 2002, Valicert completed a number of reductions in its consulting and support services workforce.

As a percentage of total revenues, cost of subscription fees and other services revenues was 6.9% for the three months ended March 31, 2003, as compared to 32.6% for the three months ended March 31, 2002. This decrease was primarily due to a reduction in costs for subscription fees and other services that exceeded the associated revenues from the quarter ended March 31, 2002 to the quarter ended March 31, 2003.

Valicert expects that the cost of subscription fees and other service revenue will not vary significantly in absolute dollars throughout 2003, but will fluctuate as a percentage of total revenues.

Operating Expenses

Research and development.    Research and development expenses consist of salaries and other personnel-related costs, third-party consulting services and the costs of facilities and computer equipment. Research and development costs decreased to $1.1 million for the three months ended March 31, 2003 from $2.3 million for the three months ended March 31, 2002, a decrease of 54.7%. Of this decrease, $371,000 related to facilities, $279,000 related to third-party consultants and contractors and $625,000 related to salaries and other personnel-related costs, due to a decrease in headcount in the quarter ended March 31, 2003. Research and development expenses as a percentage of total revenues decreased to 37.5% in the quarter ended March 31, 2003 from 73.0% in the quarter ended March 31, 2002 due to costs decreasing at a faster rate than revenues. During 2002, Valicert established a development facility in Bangalore, India in order to continue its investment in product development and support but at a lower cost structure as compared to that in the United States. Valicert employed approximately 40 employees in India at March 31, 2003. Valicert expects that the research and development expenses will not vary significantly in absolute dollar amount, but will fluctuate as a percentage of total revenues.

        Sales and marketing.    Sales and marketing expenses consist of salaries and other personnel-related costs, sales commissions, marketing programs, travel and the costs of facilities and computer equipment. Sales and marketing expenses decreased to $1.9 million in the three months ended March 31, 2003 from $3.4 million in the three months ended March 31, 2002, a decrease of 43.0%. Of this decrease, caused primarily by reductions in sales and marketing headcount, $791,000 related to reduced salaries and other personnel related costs, $297,000 related to facilities costs and $290,000 related to reduced travel and entertainment. Sales and marketing costs as a percentage of total revenues were 68.9% in the quarter ended March 31, 2003 compared to 106.6% in the quarter ended March 31, 2002. During 2002, Valicert closed international sales offices in Argentina, Canada, France, Germany, Hong Kong, Singapore and Spain. Valicert expects that the sales and marketing expenses will not vary significantly in absolute dollar amount, but will fluctuate as a percentage of total revenues.

General and administrative.    General and administrative expenses consist of salaries and other personnel-related costs for Valicert’s finance and human resource employees, legal and accounting services and costs of computer equipment. General and administrative expenses decreased to $682,000 in the three months ended March 31, 2003 compared to $1.3 million in the three months ended March 31, 2002, a 45.7% decrease. Of this decrease, $320,000 related to reduced salaries and other personnel related costs and $262,000 related to a decrease in use of third-party consultants and contractors. General and administrative costs as a percentage of total revenues were 24.1% in the quarter ended March 31, 2003 compared to 39.2% in the quarter ended March 31, 2002. This decrease in general and administrative expenses as a percentage of total revenues resulted primarily because Valicert’s expenses decreased at a greater rate than its revenues. Valicert expects that the general and administrative expenses will not vary significantly in absolute dollar amount, but will fluctuate as a percentage of total revenues.

Merger related expenses.    On February 18, 2003, Valicert signed a definitive agreement to merge with Tumbleweed Communications Corp. (“Tumbleweed”). The merger remains subject to certain closing conditions, which includes approval by Valicert’s stockholders. There can be no assurances that the merger will be consummated. In connection with the proposed merger, Valicert incurred expenses of $562,000 during the three months ended March 31, 2003. These expenses include $254,000 related to investment banking fees, $250,000 related to legal expenses and $58,000 related to accounting costs. Valicert will incur additional costs through the close of the merger, which Valicert expects to be completed in the second or third quarter of 2003.

Amortization of intangible assets.    Amortization of intangibles, related to Valicert’s December 1999 acquisition of Receipt.com was $153,000 in the three months ended March 31, 2002. Intangible assets associated with these expenses were fully amortized at December 31, 2002 and, as such, Valicert did not record an expense during the three months ended March 31, 2003.

Stock compensation.    Deferred stock compensation represents the difference between the exercise price of stock options granted and the estimated fair market value of the underlying common stock on the date of the grant. Deferred stock compensation is being amortized over the vesting period of the underlying options (generally four years) through September 30, 2004, which resulted in an expense of $253,000 in the three months ended March 31, 2003 and $429,000 in the three months ended March 31, 2002.

Restructuring and impairment charges.    During the three months ended March 31, 2002, Valicert recorded net restructuring and impairment charges of approximately $3.7 million in accordance with EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and Staff Accounting Bulletin (“SAB”) 100, Restructuring and Impairment Charges. In March 2002, Valicert consolidated its corporate facilities and terminated the long-term facility lease contract for an unutilized facility located in Mountain View, California. As a result of this action, Valicert recorded additional restructuring and impairment charges of approximately $3.7 million, which is comprised of $3.6 million for settlement costs and forfeiture expenses associated with the building, $562,000 related to the impairment of associated equipment and leasehold improvements and the write-off of security deposits, offset by the reversal of previously recorded deferred rent of $434,000.

Interest and other income (expense).    Interest and other expense, net, decreased to $51,000 in the three months ended March 31, 2003 from $174,000 in the three months ended March 31, 2002. This decrease was primarily due to a decrease in interest costs on Valicert’s equipment loans and leases, partially offset by lower interest income due to decreased cash and investment balances and lower interest rates earned on Valicert’s investments.

Loss from discontinued operations—In January 2002, Valicert announced its decision to exit its application service provider (hosting) business and ceased to offer the service to new customers. The operations associated with this business consisted of a data center and related personnel. Under the terms of existing contracts, Valicert continued to operate the service through January 2003 and continued to recognize previously deferred revenue related to these hosting arrangements. As Valicert was unable to dispose of the hosting business or classify the assets as held-for-sale until January 2003 the hosting business did not meet the requirements to be classified as a discontinued operation until the March 31, 2003 consolidated financial statements were prepared.

In January 2003, Valicert completed its final contract related to the hosting business. Accordingly, the results of the operations of the hosting business have been classified as discontinued and prior periods have been reclassified on this basis. During the three months ended March 31, 2002, Valicert recorded $130,000 of revenues and $231,000 of costs of revenues related to the hosting business. Valicert also recorded impairment charges of $1.0 million related to the hosting business in the quarter ended March 31, 2002 which have been included in loss from discontinued operations. No revenues or expenses were recognized for this business in the three months ended March 31, 2003.

Fiscal Years ended December 31, 2002, 2001 and 2000

Net Loss

Valicert’s net loss decreased to $21.7 million in 2002 from $28.4 million in 2001. The decrease was due to lower operating expenses and cost of revenues, primarily due to multiple reductions in workforce, and was offset by a decrease in revenues and restructuring and impairment charges of $4.6 million. Valicert’s net loss increased slightly to $28.4 million in 2001 from $28.3 million in 2000. The increase was primarily due to increased operating expenses largely offset by revenue growth. In 2001 and 2000, Valicert incurred substantial costs to develop Valicert’s technologies and software products, to recruit and train personnel for Valicert’s engineering, sales and marketing and technical support organizations, and to establish an administrative department. Valicert has incurred cumulative losses of $96.3 million as of December 31, 2002.

Revenues

Total revenues decreased to $11.7 million in 2002 from $23.9 million in 2001. Valicert believes the decrease in revenues was primarily due to delayed information technology spending and a slowdown in PKI spending. In particular, delayed spending by Valicert’s international customers adversely impacted it, and Valicert also experienced a decrease in license revenue from service provider customers, who remain cautious about making the significant up-front investment needed to implement Valicert’s software. In 2001, Valicert recorded revenues from e-Japan, Ltd. of $4.7 million and from RSA Security, Inc. of $3.5 million. During 2002, revenues from e-Japan declined to $1.4 million and there were no revenues from RSA. In addition, revenues from professional services decreased by $2.8 million from 2001 to 2002. Revenues earned from customers outside of the United States accounted for 49.2% of total revenues in 2002 compared to 61.0% in 2001 and 51.7% in 2000. Total revenues increased to $23.9 million in 2001 from $11.8 million in 2000. The significant increase in revenues in 2001 was primarily due to higher sales of Valicert’s Validation Authority products and services, Secure Data Transfer products and professional services. These products and services accounted for revenue growth of $5.9 million from 2000 to 2001. In 2001, Valicert recorded revenues related to contracts with e-Japan of $4.7 million and RSA Security of $3.5 million. In addition, revenues related to maintenance and support services increased by $1.6 million from 2000 to 2001.

Software license revenues accounted for 48.2% of Valicert’s total revenues in 2002 compared to 65.7% in 2001 and 70.7% in 2000. Subscription fees and other service revenues accounted for 51.8% of Valicert’s total revenues in 2002 compared to 34.3% in 2001 and 29.3% in 2000. License revenues declined, as a percentage of sales, for the reasons noted in the preceding paragraph. Maintenance and support services are the primary components of subscription fees and other services. These services are normally subject to the terms of annual agreements and represented relatively comparable level of revenues, in absolute amounts, between 2001 and 2002. Further, Valicert reduced the headcount in its professional service organization during 2002 that resulted in lower professional services revenues. As a result of these factors, the percentage of sales for subscription fees and other services increased in 2002 as compared to 2001. The increase in subscription fees and other service revenues as a percentage of total revenues during 2001, as compared to 2000, was primarily due to an increase in maintenance and support renewals and an increase in professional services.

Cost of revenues

Cost of software license revenues.    Cost of software license revenues was $370,000 in 2002 compared to $643,000 in 2001 and $1.2 million in 2000. These costs, as a percentage of total revenue, were 3.2% for 2002, 2.7% for 2001 and 10.1% for 2000. Cost of software license revenues from 2001 to 2002 was relatively consistent. The decrease in cost of software revenues as a percentage of total revenues from 2000 to 2001 was primarily due to Valicert’s reduced utilization of royalty-bearing technology that Valicert licensed from third parties.

Cost of subscription fees and other service revenues.    Valicert’s cost of subscription fees and other services revenues decreased to $2.3 million for 2002 from $4.6 million for 2001. Of this decrease, $1.0 million related to salaries and other personnel-related costs and $931,000 related to facilities costs. The decrease was primarily due to multiple workforce reductions during 2002. In April 2002, Valicert completed an additional reduction in workforce that resulted in the termination of 35% of Valicert’s consulting and support services workforce. In July 2002, Valicert completed an additional reduction in workforce that resulted in the termination of 38% of Valicert’s consulting and support services workforce. Valicert’s cost of subscription fees and other services revenues increased by $1.8 million to $4.6 million in 2001 from $2.8 million in 2000. Of this increase, $783,000 million related to salaries and other personnel-related costs and $687,000 related to facilities costs.

As a percentage of subscription fees and other services revenues, cost of subscription fees and other services revenues was 38.3% in 2002 as compared to 56.4% in 2001 and 80.9% in 2000. This decrease can be attributed to growth in maintenance and support and subscription fees revenues that exceeded the associated cost from 2000 to 2002.

Operating expenses

Research and development.    Research and development costs decreased to $7.1 million in 2002 from $11.7 million in 2001, a decrease of 39.6%. Of this decrease, $1.0 million related to the reduction in use of third-party consultants and contractors, $901,000 related to facilities costs and $2.7 million related to salaries and other personnel-related costs due to a decrease in headcount in 2002 as compared to 2001. Research and development expenses as a percentage of total revenues increased to 60.4% from 48.8% in 2001 due to costs decreasing at a slower rate than revenues. Research and development expenses increased to $11.7 million in 2001 from $10.4 million in 2000, an increase of 12.5%. Of this increase, $588,000 related to facilities costs, $586,000 related to payments to third-party consultants and contractors and $357,000 related to salaries and other personnel related cost dues to an increase in average headcount in 2001, as compared to 2000. These costs were partially off-set by a decrease in recruiting expenses. Research and development expenses as a percentage of total revenues decreased from 87.8% in 2000 to 48.8% in 2001, due in large part to a reduction in headcount and fixed costs being amortized over a larger revenue base.

Sales and marketing.    Sales and marketing expenses decreased to $11.3 million in 2002 from $21.9 million in 2001, a decrease of 48.4%. Of this decrease, caused primarily by reductions in sales and marketing headcount, $6.8 million related to reduced salaries and other personnel related costs and $1.8 million related to reduced tradeshows and marketing programs. Valicert experienced a 51.2% decrease in total revenues from 2001 to 2002, which resulted in a $3.8 million decrease in commission expense in 2002. Sales and marketing costs as a percentage of total revenues were 96.7% in 2002 compared to 91.5% in 2001. During 2002, Valicert closed international sales offices in Argentina, Canada, France, Germany, Hong Kong, Singapore and Spain. Sales and marketing expenses increased to $21.9 million in 2001 from $13.8 million in 2000, an increase of 58.8%. Of this increase, caused primarily by an increase in sales and marketing headcount in 2001, $5.8 million related to salaries and other personnel related costs, $1.2 million related to facilities costs and $454,000 related to travel and entertainment costs associated with direct sales efforts. In addition, Valicert experienced a 102.3% increase in revenues from 2000 to 2001, which resulted in a significant increase in commission expense for 2001. Sales and marketing costs as a percentage of total revenues were 91.5% for 2001, compared to 116.6% in 2000, primarily due to revenues increasing faster than expenses. During 2001, Valicert opened international sales offices in Argentina, Germany, Singapore and Spain.

General and administrative.    General and administrative expenses decreased to $4.3 million in 2002 compared to $5.3 million in 2001, an 18.2% decrease. Of this decrease, $1.1 million related to reduced salaries and other personnel related costs and $841,000 related to a decrease in use of third-party consultants and contractors offset by allowances for bad debts of $970,000, including $528,000 recorded in the fourth quarter of 2002 due to a customer’s inability to pay. General and administrative costs as a percentage of total revenues were 36.8% in 2002 compared to 21.9% in 2001. General and administrative expenses as a percentage of total revenues increased in 2002 because Valicert’s revenues decreased at a greater rate than Valicert’s expenses. General and administrative expenses increased to $5.3 million in 2001 from $4.0 million in 2000, an increase of 31.1%. Of this increase, $912,000 related to salaries and other personnel related costs and the remainder primarily related to an increase in consulting and outside services.

Amortization of goodwill and intangibles.    Amortization of intangibles, related to Valicert’s December 1999 acquisition of Receipt.com was $611,000 in 2002. In connection with Valicert’s adoption of SFAS No. 142, Goodwill and Intangible Assets on January 1, 2002, Valicert no longer amortizes goodwill or certain intangibles. This resulted in a decrease in annual amortization of $2.6 million in 2002 compared to 2001. Amortization of goodwill and intangibles was $3.2 million for the years ended December 31, 2000 and 1999.

Stock compensation.    Deferred stock compensation represents the difference between the exercise price of stock options granted and the estimated fair market value of the underlying common stock on the date of the grant. As of July 2000, Valicert had recorded deferred stock compensation of $3.7 million for stock options Valicert assumed as part of its acquisition of Receipt.com and an additional $6.0 million related to the grant of other employee stock options (net of $2.6 million reversed due to the cancellation of options of terminated employees). Deferred stock compensation is being amortized over the vesting period of the underlying options (generally four years) through September 30, 2004, which resulted in an expense of $1.4 million in 2002, $2.0 million in 2001 and $2.3 million in 2000.

During the year ended December 31, 2002, Valicert determined that certain full-recourse notes, which had originally been issued to employees to exercise stock options, may not be pursued or collected. Under the provisions of EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, this determination required Valicert to consider all outstanding full-recourse notes to be converted, for accounting purposes, to non-recourse notes. All stock options previously exercised under full-recourse notes were deemed, for accounting purposes, to have been cancelled and replaced with new stock option awards under non-recourse notes. Accordingly, Valicert recorded a charge of $938,000 related to the excess of the outstanding principal and interest balance of the notes over the fair value of the underlying stock at the date that this determination was made. In addition, Valicert expensed $250,000 of unamortized deferred stock compensation related to the unvested portion of the original stock options. Subsequent to this determination, Valicert repurchased 301,151 shares of common stock and forgave the related notes receivable. At December 31, 2002, 707,574 shares of common stock underlying these notes are subject to variable accounting. As such, Valicert will record additional stock compensation charges related to these shares should the market price of Valicert’s common stock rise above certain levels. For 208,728 of these shares, these additional charges will begin when the market price exceeds $0.72 per share. For the remaining 498,846 shares, such charges will commence at various market prices, starting at $3.00 per share.

Restructuring and impairment charges.    During the year ended December 31, 2002, Valicert recorded net restructuring and impairment charges of approximately $3.6 million in accordance with EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and Staff Accounting Bulletin (“SAB”) 100, Restructuring and Impairment Charges. In March 2002, Valicert consolidated its corporate facilities and terminated the long-term facility lease contract for an unutilized facility located in Mountain View, California. As a result of this action, Valicert recorded additional restructuring and impairment charges of approximately $3.6 million, which is comprised of $3.5 million for settlement costs and forfeiture expenses associated with the building, $562,000 related to the impairment of associated equipment and leasehold improvements and the write-off of security deposits, offset by the reversal of previously recorded deferred rent of $434,000. During 2002, Valicert paid $3.3 million in contract termination costs and other administrative fees related to this action.

Other income (expense).    Interest income decreased to $266,000 in 2002 from $1.1 million in 2001 and $1.4 million in 2000, primarily due to decreasing cash and investment balances and lower interest rates earned on Valicert’s investments. Interest and other expenses decreased to $469,000 in 2002 from $785,000 in 2001, primarily due to a decrease in interest costs on Valicert’s equipment loans and leases. Interest and other expenses decreased to $785,000 in 2001 from $858,000 in 2000, primarily due to a decrease in interest costs on Valicert’s equipment loans and leases, partially offset by increased losses on foreign exchange.

Loss from discontinued operations.    During the year ended December 31, 2002, Valicert recorded $515,000 of revenues and $599,000 of costs of revenues related to the hosting business. Valicert also recorded impairment charges of $1.0 million related to the hosting business during the year ended December 31, 2002 (See Note 13) which have been included in loss from discontinued operations. During the year ended December 31, 2001, Valicert recorded $286,000 of revenues and $3.6 million of costs of revenues related to the hosting business which have been included in loss from discontinued operations. During the year ended December 31, 2000, Valicert recorded $3.1 million of costs of revenues related to the hosting business which have been included in loss from discontinued operations.

Income taxes.    Valicert has incurred net losses for federal and state tax purposes and have not recognized any material tax provision or benefit. As of December 31, 2002, Valicert had net operating loss carryforwards of

$79.1 million and $33.7 million for federal and state income tax purposes, respectively. These net operating loss carryforwards expire at various times through 2022.

Valicert has taken a full valuation allowance against its net deferred tax assets of $35.4 million at December 31, 2002 due to its assessment that it is unlikely that Valicert will be able to realize the benefits of these assets. Valicert evaluates the recoverability of its net deferred tax assets and the adequacy of the valuation allowance on a quarterly basis. When and if Valicert determines that it is more likely than not that the net deferred tax assets will be realized, Valicert will reduce the valuation allowance.

Liquidity and Capital Resources

Changes in financial condition

Three Months Ended March 31, 2003 and 2002

Net cash used in operating activities of $444,000 in the three months ended March 31, 2003 and $6.3 million in the three months ended March 31, 2002 was primarily used to fund Valicert’s net losses. Net cash used for operating activities in the quarter ended March 31, 2003 related primarily to a net loss of $1.9 million and payment of liabilities of $481,000, partially offset by non-cash stock compensation and depreciation and amortization charges of $508,000, collections of accounts receivable of $818,000 and other changes in working capital.

Net cash provided by investing activities was $36,000 in the three months ended March 31, 2003 compared to net cash used by investing activities of $105,000 in the three months ended March 31, 2002. Net cash provided by investing activities in the first quarter of 2003 primarily related to the disposal of computer equipment. Net cash used in investing activities in the first quarter of 2002 primarily related to capital equipment expenditures. These expenditures primarily related to the purchase of computer hardware and software, office furniture and equipment, and leasehold improvements. Valicert does not expect to substantially increase its capital expenditures in the foreseeable future, nor does Valicert anticipate incurring any significant new equipment lease commitments.

Net cash used in financing activities was $399,000 in the three months ended March 31, 2003 compared to net cash provided by financing activities of $314,000 in the three months ended March 31, 2002. Net cash used in financing activities in the three months ended March 31, 2003 primarily related to repayment of borrowings of $412,000, partially offset by cash received for common stock issuances. Net cash provided by financing activities in the three months ended March 31, 2002 primarily related to repayment of borrowings of $360,000, partially offset by cash received for common stock issuance and stockholder note repayments.

Fiscal Years Ended December 31, 2002, 2001 and 2000

Net cash used in operating activities of $19.0 million in 2002, $19.7 million in 2001 and $18.0 million in 2000 was primarily used to fund Valicert’s net losses. Net cash used for operating activities in 2002 related primarily to a net loss of $21.7 million partially offset by non-cash stock compensation and depreciation and amortization charges of $4.8 million, non-cash restructuring and impairment charges of $1.1 million and other changes in working capital. Net cash used for operating activities in 2001 related primarily to a net loss of $28.4 million partially offset by non-cash depreciation and amortization expenses of $7.8 million and other changes in working capital.

Net cash provided by investing activities was $8.6 million in 2002 compared to net cash used by investing activities of $10.7 million in 2001 and $636,000 in 2000. Net cash provided by investing activities in 2002 primarily related to the sale of short-term investments of $8.9 million partially offset by capital expenditures of $378,000. Net cash used in investing activities in 2001 primarily related to net purchases of short-term investments of $8.9 million and capital equipment expenditures of $1.8 million. Capital equipment expenditures primarily related to the purchase of computer hardware and software, office furniture and equipment, and leasehold improvements. Valicert does not expect to substantially increase its capital expenditures in the foreseeable future, nor does Valicert anticipate incurring any significant new equipment lease commitments.

Net cash used in financing activities was $1.2 million in 2002 compared to net cash provided by financing activities of $7.6 million in 2001 and $42.2 million in 2000. Net cash used in financing activities in 2002 primarily related to repayment of borrowings of $1.5 million partially offset by cash received for common stock issuance and stockholder note repayments of $267,000. Net cash provided by financing activities in 2001 was provided primarily from sales of $6.8 million of Valicert’s common stock to private investors and the proceeds of $792,000 due to the issuance of common stock under Valicert’s employee stock purchase plan.

Prepaid and other current assets decreased $820,000, or 67.5%, from December 31, 2001 to December 31, 2002 primarily due to spending decreases in all departments.

Property and equipment decreased $3.0 million, or 66.8%, from December 31, 2001 to December 31, 2002 primarily due to $1.6 million in impairment charges recorded in conjunction with Valicert’s restructuring initiatives that involved strategic decisions to cease providing certain services and consolidate corporate facilities. In addition, Valicert recorded $1.6 million in depreciation expense during 2002.

Accrued compensation and related benefits decreased $1.3 million, 55.1%, from December 31, 2001 to December 31, 2002 primarily due to headcount being reduced from 195 to 114, a decrease of 41.5%, from December 31, 2001 to December 31, 2002. In addition, the commission and bonus accruals decreased between December 31, 2001 and December 31, 2002 as a result of the decrease in revenue during 2002 and elimination of certain senior management positions.

Other accrued liabilities decreased $2.0 million, or 57.3%, from December 31, 2001 to December 31, 2002 primarily due to the overall decrease in spending during 2002 in all departments, including marketing programs, consulting and outside services, travel and entertainment and accounting and legal expenses.

Deferred revenue decreased $1.3 million, or 34.3%, from December 31, 2001 to December 31, 2002 primarily due to the fact that the December 31, 2001 balance included deferred revenue related to its application service provider business, which Valicert exited during 2002.

Total long-term debt, including current portion, decreased $1.5 million, or 48.2%, from December 31, 2001 to December 31, 2002 primarily due to scheduled principal payments on the loans and capital leases used to finance equipment purchases.

Future funding requirements

On February 18, 2003, Valicert entered into a definitive agreement to merge with Tumbleweed Communications Corp. in a stock-for-stock transaction. Valicert believes that, with the cash resources of Tumbleweed, Valicert will have sufficient resources to meet its working capital needs for at least the next 12 months. In the event the merger is not completed, Valicert believes Valicert will need to raise additional working capital in the next 12 months. Valicert used $807,000 in the first quarter of 2003 and expects to reduce the amount of net cashed used to $100,000 by the fourth quarter of 2003. Valicert expects it would need to raise additional capital by the fourth quarter of 2003. Due to recurring losses and negative cash flows, there is substantial doubt about Valicert’s ability to continue as a going concern if additional capital is not raised. Valicert may not be able to obtain adequate or favorable financing at that time. Any additional financing may dilute your ownership interest in Valicert. New equity securities could have rights senior to those of Valicert’s common stockholders.

Funding to date

In July 2000, Valicert completed an initial public offering of its common stock that resulted in raising additional equity, net of offering costs, of approximately $41.1 million. At March 31, 2003, Valicert had cash and cash equivalents of $2.3 million.

In November 2001, Valicert sold 1,734,144 shares of its common stock and issued warrants exercisable for 361,279 shares of its common stock to certain investors pursuant to a common stock purchase agreement. In exchange, Valicert received net proceeds of approximately $5.0 million. Valicert has used these proceeds to provide working capital and to fund its operations.

In December 2001, Valicert purchased certain assets of Tradenable, Inc. Pursuant to the terms of the agreement, Valicert issued 728,000 shares of its common stock to Tradenable.

Contractual Obligations

The following summarizes Valicert’s contractual obligations at December 31, 2002, and the effect such obligations are expected to have on Valicert’s liquidity and cash flow in future periods (in thousands):

	2003	2004	Total
Long-term debt payments	$1,016	$350	$1,366
Capital lease payments	243	—	243
Operating lease payments	294	96	390

	$1,553	$446	$1,999

Recent Accounting Pronouncements

Valicert adopted SFAS No. 142, Goodwill and Intangible Assets on January 1, 2002. SFAS No. 142 stipulates that intangible assets with indefinite lives are not to be amortized, but tested at least annually for impairment. Upon the adoption of SFAS No. 142, Valicert ceased amortizing goodwill and acquired workforce with a net carrying value of $7.5 million and annual amortization of $2.6 million that resulted from Valicert’s December 1999 acquisition of Receipt.com. As part of Valicert’s adoption of SFAS No. 142, Valicert completed the initial impairment test during the second quarter of fiscal 2002 and the annual impairment tests during the fourth quarter of fiscal 2002 and these tests resulted in no impairment. On an ongoing basis, Valicert will test goodwill for impairment on at least an annual basis and when circumstances indicate that an impairment may exist.

In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of SFAS No. 121. SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board, or APB, Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in APB No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Valicert adopted SFAS No. 144 on January 1, 2002. The adoption of this statement did not have a material impact on Valicert’s consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 46, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force (“EITF”) Issue No. 94-3. Valicert adopted the provisions of SFAS No. 146 on January 1, 2003. SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. Valicert adopted the provisions of FIN 45 for guarantees issued or modified after December 31, 2002. The adoption of this standard did not have a material effect on its consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosures required by SFAS No. 148 are included in Valicert’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

Quantitative And Qualitative Disclosures About Market Risk

Valicert develops products in the United States and markets Valicert’s products in North America, Europe and Asia/Pacific regions. As a result, Valicert’s financial results could be affected by changes in foreign currency exchange rates or weak economic conditions in foreign markets. Because substantially all of Valicert’s revenues are currently denominated in U.S. dollars, a strengthening of the dollar could make Valicert’s products less competitive in foreign markets. Valicert’s interest expense is sensitive to changes in the general level of U.S. interest rates because the interest rate charged on a portion of Valicert’s long-term debt varies with the prime rate. Due to the nature of Valicert’s investments and borrowings, Valicert believes that Valicert is not subject to any material exposure to interest rate fluctuations. A hypothetical change in interest rates of 100 basis points would have an immaterial effect on Valicert’s operating results and cash flows.

As of March 31, 2003, Valicert has not entered into any derivative contracts, either for hedging or trading purposes.

VALICERT MANAGEMENT

Executive Officers and Directors

The following table provides information concerning Valicert’s executive officers and directors as of December 31, 2002:

Name	Age	Position
John Vigouroux	43	President, Chief Executive Officer and Director
Srinivasan (“Chini”) Krishnan	34	Senior Vice President, Product Development and Services, Chief Technology Officer, Founder, Chairman of the Board of Directors and Secretary
Timothy Conley	53	Vice President, Finance and Chief Financial Officer
David Jevans	35	Senior Vice President, Marketing and Corporate Development
Denis Brotzel	51	Vice President, Global Sales
Joseph (“Yosi”) Amram	46	Director
Taher Elgamal	47	Director
John Johnston	50	Director
Magdalena Yesil	44	Director

Mr. Elgamal, Mr. Johnston and Ms. Yesil are members of the audit committee. Mr. Johnston is the sole member of the compensation committee.

John Vigouroux has served as Valicert’s president and chief executive officer since October of 2002. He also served as Valicert’s president of field operations from July 2002 to October 2002. In November 2001, Mr. Vigouroux co-founded TaraSoft, which specializes in solutions that shorten the software development cycle, and served as their chief executive officer until July 2002. From July 2000 to October 2001, Mr. Vigouroux served as President of AuctionWatch, a company providing sales management software and services for on-line business auctions. From October 1998 to July 2000, Mr. Vigouroux served as the Senior Vice President of sales, marketing and international operations and the Vice President of corporate development at Beyond.com, which provided products and services for corporations and government agencies to conduct electronic commerce. From May 1997 to October 1998, Mr. Vigouroux served as Vice President of business development at NetObjects, a software company providing tools for website developers and designers. In addition, Mr. Vigouroux has previously held senior level positions with Cisco Systems and Adobe Systems. Mr. Vigouroux holds a B.A. degree in organizational behavior and development from Averett University.

Srinivasan (“Chini”) Krishnan co-founded Valicert in February 1996 and has served as Valicert’s chairman of the board of directors since February 1996 and Valicert’s senior vice president of product development and services since May 2002. He also served as Valicert’s chief technology officer from February 1996 through April of 2001. From June 1994 to February 1996, Mr. Krishnan was at Enterprise Integration Technologies where he was instrumental in launching and managing Terisa Systems, a security toolkits company and CommerceNet, an industry consortium to develop business over the Internet. Mr. Krishnan has also served in various engineering positions at Cadence Design Systems between May 1991 and June 1994. Mr. Krishnan holds a B.S. degree in computer science from the Indian Institute of Technology and an M.S. degree in computer science from Duke University.

Timothy Conley has served as Valicert’s vice president, finance, and chief financial officer since January 2000. From September 1998 to January 2000, Mr. Conley was vice president of finance and chief financial officer of Longboard, Inc., a provider of telecommunications systems. From June 1997 to August 1998, Mr. Conley served as vice president of finance and chief financial officer of Logicvision, a provider of intellectual property for use in the design and testing of semiconductor devices. Previously, from November 1989 to May 1997, Mr. Conley was vice president of finance and chief financial officer of Verilink Corporation, a manufacturer of network access equipment. Mr. Conley holds a B.S. degree in business administration from Wisconsin State University and is a certified public accountant.

David Jevans has served as Valicert’s senior vice president of marketing and corporate development since April of 2002. From January 2000 to April 2002, Mr. Jevans served as vice president, corporate development. In April 1994, Mr. Jevans founded Receipt.com and served as its president and chief executive officer until December 1999 when Valicert acquired Receipt.com. From April 1994 to April 1996, Mr. Jevans was the vice president of networks at Catapult Entertainment, an Internet service company. From December 1989 to April 1994, Mr. Jevans was employed at Apple Computer where he served as an e-commerce technology advisor to the chief executive officer and executive management team, and a project leader in the operating systems group. Mr. Jevans holds a B.S. and a M.S. degree in computer science from the University of Calgary, Canada.

Denis Brotzel has served as Valicert’s vice president of global sales since October 2002. Prior to that, Mr. Brotzel served as Valicert’s vice president of North American Sales and has been with Valicert since March 2000. From October 1998 to March 2000, Mr. Brotzel was the vice president of global sales for EGS, Inc., a division of Invensys plc, a global leader in business and process automation. From September of 1984 to October 1998, Mr. Brotzel was the vice president of sales and held various senior management positions at Measurex, a division of Honeywell, Inc. Mr. Brotzel holds a B.S. degree in applied physics from the University of Middlesex, London, England.

Joseph (“Yosi”) Amram has served as one of Valicert’s directors since August of 1997. He also served as Valicert’s president and chief executive officer from August 1997 to October 2002. From January 1989 to August 1996, Mr. Amram founded and served as chairman and chief executive officer for Individual, Inc., a content aggregation provider of personalized information services. Before that, Mr. Amram was a venture capitalist at the Aegis Funds, and led the product marketing group at Rational Software, a provider of object oriented software. Mr. Amram holds B.S. and M.S. degrees in electrical engineering from the Massachusetts Institute of Technology and an M.B.A. with distinction from Harvard Business School.

Taher Elgamal has served as one of Valicert’s directors since October 1997. Mr. Elgamal has served as chief executive officer for Securify, an internet security company since June 1998. Mr. Elgamal served as chief scientist for Netscape Communications, an internet software company, from April 1995 to June 1998. Mr. Elgamal holds a B.S. degree in electrical engineering from Cair University and an M.S. degree and a Ph.D. degree in electric engineering from Stanford University.

John Johnston has served as one of Valicert’s directors since May 1998. Mr. Johnston has been a venture capitalist at August Capital since August 1995. Since 1988, Mr. Johnston has also been a venture capitalist at Technology Venture Investors. Mr. Johnston holds a B.A. degree in English from Princeton University and an M.B.A. degree from Harvard Business School.

Magdalena Yesil has served as one of Valicert’s directors since October 1999. Ms. Yesil has been a venture capitalist at US Venture Partners since January 1998. From August 1996 to December 1997, Ms. Yesil founded MarketPay, a software company, and served as its president. From 1994 to August 1996, Ms. Yesil founded Cybercash, a secure electronic payment company, and served as vice president, marketing and technology. Ms. Yesil holds a B.S. degree in industrial engineering and an M.S. degree in electrical engineering.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Valicert’s executive officers, directors and persons who beneficially own more than 10% of Valicert’s common stock to file initial reports of ownership and reports of changes in ownership with Securities and Exchange Commission. All persons who file reports required by regulations of the Securities and Exchange Commission are required to furnish Valicert with copies of the reports.

Based solely on Valicert’s review of the forms furnished to Valicert and written representations from the persons filing the reports, Valicert believes that all filing requirements applicable to Valicert’s executive officers, directors and more than 10% stockholders were complied with and filed in a timely manner, except for a Form 3 filed on behalf of Denis Brotzel in November 2002 and a Form 4 filed on behalf of Srinivasan (“Chini”) Krishnan in December 2002.

Compensation Committee Interlock and Insider Participation

The members of the compensation committee during the fiscal year ended December 31, 2002 were John Johnston and Scott Loftesness, until May 2002 when Mr. Loftesness’s term as a director expired and he did not stand for re-election to the board. The compensation committee reviews and approves salary and bonus levels and stock option grants for executive officers. During the fiscal year ended December 31, 2002, no member of our compensation committee and none of our executive officers served as a member of the board of directors or a compensation committee of any entity that has one or more of our executive officers serving as a member of that entity’s board of directors or compensation committee. The compensation committee held two meetings during the fiscal year ended December 31, 2002. For additional information concerning the compensation committee, see the following Report of the Compensation Committee on Executive Compensation.

Report of the Compensation Committee on Executive Compensation

General

The members of the compensation committee during the fiscal year ended December 31, 2002 were John Johnston and Scott Loftesness, until May 2002 when Mr. Loftesness’s term as a director expired and he did not stand for re-election to the board. The compensation committee is responsible for setting and administering the policies governing annual compensation of our executive officers. The compensation committee reviews the performance and compensation levels for executive officers and sets salary levels.

As the industry in which we operate can be extremely competitive, the compensation committee believes that the compensation programs for executive officers should be designed to retain and motivate talented executives responsible for success, and should be determined within the competitive environment in which we are situated and based on the achievement of business objectives, individual contribution, and financial performance. The compensation committee’s goals are to provide a total compensation package that considers the compensation practices of other companies who are competing with us for executive officers, provides variable compensation that is linked to achievement of financial, division, and individual performance goals, and aligns the interests of the executive officers with ours by providing them with an equity stake in Valicert. The components of our compensation policies for executive officers consists of base salary and benefits, bonuses and long-term stock option incentives.

Salary

The compensation committee annually assesses the performance and sets the salary of our president and chief executive officer, John Vigouroux, and our other executive officers. At the beginning of the fiscal year, base salaries were established by our board of directors based on competitive compensation data, top executive’s job responsibilities, experience, individual performance and contributions to the business. No specific formula was applied to determine the weight of each factor. The board of directors’ decision with regard to Mr. Vigouroux’s compensation as president and chief executive officer was based on presidents and chief executive officers of comparable size companies. In addition, the compensation committee considers certain incentive objectives based on Valicert’s performance as it relates to revenue levels and earnings per share levels.

In determining executive officer salaries, the compensation committee reviews recommendations from Mr. Vigouroux, which includes information from salary surveys, performance evaluations and the financial condition of Valicert. The compensation committee also establishes both financial and operational-based objectives and goals in determining executive officer salaries. These goals and objectives include sales and spending forecasts for the upcoming year and published executive compensation literature for comparable sized companies.

Bonuses

Incentive bonuses are intended to reflect the board of directors’ belief that a significant portion of the compensation of each executive officer should be contingent on the performance of Valicert, as well as the individual contribution of each executive officer. In consultation with the chief executive officer, the compensation committee annually determines the total amount of cash bonuses available for executive officers and certain other management employees. For the fiscal year ended December 31, 2002, bonus awards were contingent on the achievement of revenue and operating profit targets, set by the compensation committee in consultation with the chief executive officer. Additionally, awards may be weighted so that executives would receive proportionately higher awards when performance targets were met and proportionately smaller awards when performance targets were not met.

Stock Options

The compensation committee believes that equity ownership by executive officers provides significant motivation to maximize value for our stockholders and, therefore, periodically grants stock options under our stock option plan. Stock options are granted at the current market price and will only have value if the stock price increases over the exercise price. It is the belief of our board of directors that stock options directly motivate an executive to maximize long-term stockholder value.

The compensation committee determines the size and frequency of option grants for executive officers, after consideration of recommendations from our chief executive officer. Recommendations for options are based upon the relative position and responsibilities of each executive officer, previous and expected contributions of each officer to Valicert and previous option grants to each executive officer.

Compensation of Chief Executive Officer

John Vigouroux has served as our president and chief executive officer since October of 2002. Early in 2003, the compensation committee reviewed Mr. Vigouroux’s performance with regard to performance objectives set by the board of directors in 2002, weighted among specific personal and corporate objectives, in determining his eligibility for bonus compensation. Mr. Vigouroux’s bonus compensation for the fiscal year ended December 31, 2002 was $41,500. In addition, the board of directors set Mr. Vigouroux’s salary at $190,000 per year for 2003.

Section 162(m) of the Internal Revenue Code

We have considered the provisions of Section 162(m) of the Internal Revenue Code and related Treasury Department regulations which restrict deductibility of executive compensation paid to our chief executive officer and each of the next four most highly compensated executive officers holding office at the end of any year if the compensation exceeds $1,000,000 for any of such officers in any year and does not qualify for an exception under the statute or regulations. Income from options granted under our option plans would generally qualify for an exemption from these restrictions so long as the options are granted by a committee of our board of directors whose members are non-employee directors. We expect that the compensation committee will generally be comprised of non-employee directors, and that to the extent the compensation committee is not so constituted for any period of time, the options granted during such period will not be likely to result in compensation exceeding $1,000,000 in any year.

Executive Compensation

Summary Compensation Table

The following table sets forth information concerning the compensation of Valicert’s current chief executive officer, Valicert’s former chief executive officer, Valicert’s four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 per year for services rendered during the years ended December 31, 2000, 2001 and 2002, respectively, and one former executive officer who would have been included had he continued to serve through December 31, 2002.

	Year	Salary	Bonus(1)		Long-term Compensation
Name and principal position					Shares Underlying Options
Current Executives
John Vigouroux(2) President and Chief Executive Officer	2002 2001 2000	$81,359 — —	$62,409 — —		500,000 — —

Timothy Conley(3) VP, Finance and Chief Executive Officer	2002 2001 2000	171,000 181,292 170,000	15,000 21,750 30,000		179,834 85,000 33,333

David Jevans SVP, Marketing and Corporate Development	2002 2001 2000	165,000 175,125 165,000	49,000 21,750 25,000		216,270 65,000 —

Srinivasan (“Chini”) Krishnan SVP, Product Development and Services and Chief Technology Officer	2002 2001 2000	153,000 165,000 155,000	15,000 21,750 25,000		126,000 40,000 33,333

Denis Brotzel(4) VP, Global Sales	2002 2001 2000	121,555 100,000 78,500	76,436 75,000 55,533	(5) (6)	144,534 8,833 23,334
Former Executives
Joseph (“Yosi”) Amram(7) former President and Chief Executive Officer	2002 2001 2000	166,500 176,521 165,000	— 58,500 85,000		235,999 120,000 66,666

Alexander Garcia-Tobar(8) former VP, Business Development and Channel Sales	2002 2001 2000	129,166 143,125 130,000	46,092 74,287 70,000	(9) (10) (11)	40,000 80,000 66,666

(1)	Bonuses are based on performance.
(2)	Mr. Vigouroux was hired in July 2002. He was promoted to President and Chief Executive Officer in October 2002.
(3)	Mr. Conley was hired in January 2000. Long-term compensation, shares underlying options, includes warrants to purchase 33,333 shares of Valicert common stock at $18.90 per share.
(4)	Mr. Brotzel was hired in March 2000. He was promoted to VP, Global Sales in October 2002.
(5)	Includes $73,061 representing commissions based on sales performance and severance.
(6)	Includes $28,700 representing commissions based on sales performance and severance.
(7)	Mr. Amram resigned from the position of President and Chief Executive Officer in October 2002 and remains as an advisor and member of Valicert’s board of directors.
(8)	Mr. Garcia-Tobar resigned from the position of VP, Business Development and Channel Sales in October 2002.
(9)	Includes $46,092 representing commissions based on sales performance and severance.
(10)	Includes $42,661 representing commissions based on sales performance and severance.
(11)	Includes $22,898 representing commissions based on sales performance and severance.

Option Grants In Last Fiscal Year

The following table provides the specified information concerning grants of options to purchase Valicert’s common stock made during the fiscal year ended December 31, 2002 to the persons names in the Summary Compensation Table:

	Number of Shares Underlying Options Granted(2)	% of Total Options Granted to Employees in Fiscal Year(3)		Exercise Price Per Share(4)		Expiration Date	Potential Realized Value at Assumed Annual rates of Stock Price Appreciation for Options Term(1)
Name							5%		10%
John Vigouroux	300,000 200,000	8.71 5.81	% %	$ $	0.37 0.35	7/29/2012 10/25/2012	$ $	69,807 44,023	$ $	176,905 111,562

Timothy Conley	60,000 119,834	1.74 3.48	% %	$ $	1.15 0.28	3/4/2012 12/12/2012	$ $	43,394 21,102	$ $	109,968 53,476

David Jevans	50,000 100,000 116,270	1.45 2.90 3.38	% % %	$ $ $	1.15 0.69 0.28	3/4/2012 5/12/2012 12/12/2012	$ $ $	36,161 43,394 20,474	$ $ $	91,640 109,968 51,885

Srinivasan (“Chini”) Krishnan	60,000 66,000	1.74 1.92	% %	$ $	1.15 0.28	3/4/2012 12/12/2012	$ $	43,394 11,622	$ $	109,968 29,452

Denis Brotzel	30,000 100,000 14,534	0.87 2.90 0.42	% % %	$ $ $	0.60 0.47 0.28	6/1/2012 7/15/2012 12/12/2012	$ $ $	11,320 29,558 2,559	$ $ $	28,687 74,906 6,486

Joseph (“Yosi”) Amram	120,000 115,999	3.48 3.37	% %	$ $	1.15 0.28	3/4/2012 12/12/2012	$ $	86,787 20,426	$ $	219,936 51,764

Alexander Garcia-Tobar	40,000	1.16%			$1.15	11/30/2002		$28,929		$73,312

(1)	Potential gains are net of exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, based on the Securities and Exchange Commission rules. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall market conditions and the option holders’ continued employments through the vesting period. The amounts reflected in this table may not necessarily be achieved.
(2)	All options granted under the 1998 Stock Plan are immediately exercisable, but vest over a four-year period from the date of grant, subject to the optionee’s continuous employment with Valicert.
(3)	Based on a total of 3,443,709 options granted to all employees during fiscal 2002.
(4)	All options were determined by the fair market value on the date of grant, as determined by the closing price of Valicert’s common stock reported on The Nasdaq National Market or the NASDAQ SmallCap Market, as applicable.

Aggregate Option Exercises for 2001 and 2002 Year-End Values

The following table provides information concerning exercises of options to purchase Valicert’s common stock during the fiscal year ended December 31, 2002, and unexercised options held on December 31, 2002, by the persons name in the Summary Compensation Table. A portion of the shares subject to these options are not yet vested, and this would be subject to repurchase by Valicert at a price equal to the options exercise price, if the corresponding options were exercised before those shares had vested.

	Shares Acquired on Exercise	Value Realized	Number of Shares Underlying Unexercised Options at Fiscal Year End		Value of Unexercised in-the-Money Options at Fiscal Year End(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
John Vigouroux	—	$—	500,000	—	$—	—
Timothy Conley	—	$—	431,501	—	$5,992	—
David Jevans	—	$—	550,694	—	$5,814	—
Srinivasan (“Chini”) Krishnan	—	$—	239,333	—	$3,300	—
Denis Brotzel	—	$—	165,590	—	$727	—
Joseph (“Yosi”) Amram	—	$—	422,665	—	$5,800	—
Alexander Garcia-Tobar	—	$—	—	—	$—	—

(1)	Based on a market value of $0.33, the closing price of Valicert’s common stock on December 31, 2002, as reported by Nasdaq.
(2)	Stock Options granted under the 1998 Stock Plan are immediately exercisable at the date of grant, subject to repurchase by Valicert. The options generally vest over a four-year period from the date of grant, subject to the optionee’s continuous employment with Valicert.

Shares Acquired on Exercise includes all shares that may be purchased under the option, or portion of the option, exercised without deducting shares withheld to satisfy tax obligations, sold to pay the exercise price, or otherwise disposed of. Value Realized is calculated by multiplying the difference between the market value of a share of common stock (closing market price) on the exercise date and the exercise price by the number of shares acquired upon exercise.

Compensation of Directors

Directors do not receive any cash compensation from Valicert for their services as members of the board of directors, although members are reimbursed for expenses incurred for attendance at the meetings of the board of directors and the committees. Directors are eligible to participate in Valicert’s stock plans.

Certain Relationships and Related Transactions

Loans to Valicert Officers

Since January 1, 1998, the officers listed below have executed promissory notes and pledge agreements to finance the exercise of their stock options. Each note bears interest at 6.0% per year and has a term of five years from the date of issuance. As collateral, the note-holder pledged to us shares of stock purchased with each note having a value equal to or greater than the principal amount of the note at that time. Each note represents a debt to Valicert that the holder must repay, with interest, by the earliest of:

•	the maturity date of the note;

•	the termination of the holder’s employment with Valicert;

•	a default in the payment of any installment of principal when due;

•	a sale of the stock pledge as collateral; or

•	any other date reasonably necessary for Valicert to comply with any regulations adopted by the board of governors of the Federal Reserve System affecting the extension of credit for Valicert’s securities.

The following table summarizes the dates on which these notes were issued and, as of December 31, 2002, the outstanding principal amount of these notes and the aggregate number of shares pledged as collateral:

Note Holder	Dates of Issuance of Notes	Aggregate Amount	Aggregate Number of Shares Pledged as Collateral
Joseph (“Yosi”) Amram	Aug. 1999	$118,961	132,179
Timothy Conley	March 2000	$165,000	33,333
Alexander Garcia-Tobar	June 1999–January 2000	$199,400	160,000
Srinivasan (“Chini”) Krishnan	December 1997–August 1999	$85,295	172,063

Valicert issued these promissory notes to its executive officers to enable them to exercise stock options to purchase Valicert common stock. The issuance of the options and the promissory notes were intended to motivate and incentivize the executive officers to create long-term value for all of Valicert’s shareholders. The prime rate, as established by the Federal Reserve Bank, during October 1999 and March 2000, the timeframe in which most of the notes were issued, was between 8.25% and 8.825%.

In September 1998, Valicert entered into a Loan and Pledge Agreement with Srinivasan Krishnan for a cash advance of $75,000. Valicert entered into this transaction to assist Mr. Krishnan with certain personal financial matters. The loan was a non-recourse loan secured by 60,000 shares of Valicert common stock. The term of the loan was 5 years, and the interest rate on the loan was 6% per annum. At the time the loan was made, the prime rate, as established by the Federal Reserve Bank, was 8.5%. In March 2003, Valicert foreclosed on the loan and the 60,000 shares were retired.

In connection with Valicert’s acquisition of Receipt.com in March 2000, Valicert issued David Jevans, the founder of Receipt.com, a promissory note in the principal amount of $388,598. The term of the loan is 5 years and the interest rate is 0%. At the time the loan was made, the prime rate, as established by the Federal Reserve Bank, was 8.825%.

In December 2002 and February 2003, Valicert cancelled the loans to certain former executive officers: Rajiv Dholakia, Alexander Garcia-Tobar and Sathvik Krishnamurthy. After making demand for full payment of the loan from each former executive officers and each former executive certifying that he did not have the financial ability to repay the loan, Valicert’s board of directors determined that Valicert would cancel the loans, and required each of these former executive officers to surrender all of the stock purchased with the loan proceeds.

Consulting and License Revenues

Xoriant Corporation, an affiliate of Girish Gaitonde, one of the holders of more than 5% of Valicert’s capital stock, provided software development and consulting services to Valicert. Valicert paid Xoriant $440,000 in 2001 and $561,000 in 2000 for these services. Valicert did not pay any amounts to Xoriant in 2002.

Purchase Agreement

In connection with a common stock financing with institutional investors in November 2001, Joseph (“Yosi”) Amram, Valicert’s former president and chief executive officer, purchased 17,170 shares of Valicert’s common stock and was issued a warrant to purchase 3,577 shares of Valicert’s common stock.

Executive Officer Compensation

Each of our executive officers are compensated pursuant to employment agreements with Valicert. The terms of these employment agreements are described in more detail in “The Merger Agreement and the Related Transactions—Employment Related Interests.”

Limitation of Liability and Indemnification

Valicert’s Certificate of Incorporation includes provisions that eliminate the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware law; or

•	for any transaction from which the director derives an improper personal benefit.

Valicert’s Certificate of Incorporation and bylaws further provide for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware law, including circumstances in which indemnification is otherwise discretionary. Indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Valicert under the foregoing provisions, or otherwise. Valicert has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Valicert has entered into agreements to indemnify our directors and executive officers in addition to the indemnification provided for in our charter and bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any of these people in any action or proceeding arising out of his or her services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified people as directors and executive officers.

Interested Parties

August Capital L.P. and related parties own approximately 8% interest in Valicert. David F. Marquardt, a founding general partner of August Capital L.P., is a member of the Tumbleweed board of directors. Mr. John Johnston, a member of the Valicert board of directors, is also a general partner of August Capital L.P. On February 18, 2003, Tumbleweed entered into a merger agreement with Valicert.

VALICERT PRINCIPAL STOCKHOLDERS

The following table sets forth, as of December 31, 2002, certain information with respect to the beneficial ownership of Valicert’s common stock by:

•	each stockholder known by Valicert to be the beneficial owner of more than 5% of common stock,

•	each of Valicert’s directors,

•	each of Valicert’s executive officers named in the Summary Compensation Table above, and

•	all of Valicert’s directors and current executive officers as a group.

Information with respect to beneficial ownership has been furnished by each director, officer, or 5% or more stockholder, as the case may be and the most recent Schedules 13D, 13F, and 13G, if any, filed with the Securities and Exchange Commission. Except as otherwise indicated, the address of each beneficial owner is c/o Valicert, Inc., 1215 Terra Bella Avenue, Mountain View, California 94043.

Except as indicated in the footnotes to the table, Valicert believes that the persons named in the table have sole voting and dispositive power over all of the shares of common stock that they own, except where community property laws apply. This percentage includes the common stock which each named person has the right to acquire beneficial ownership either currently or within 60 days of December 31, 2002, including upon exercise of stock options and warrants; however, such common stock shall not be deemed outstanding for the purposes of completing the percentage owned by any other person. Percentages of beneficial ownership is based upon 25,301,612 shares of common stock outstanding at December 31, 2002.

Name of Beneficial Owner	Shares		Percentage
Palo Alto Investors LLC and affiliated entities(1)	3,455,779	(2)	13.7%
470 University Avenue
Palo Alto, CA 94301
U.S. Venture Partners(3)	2,134,921	(4)	8.4%
2180 Sand Hill Road, Suite 300
Menlo Park, CA 94025
August Capital(5)	1,881,070	(6)	7.4%
2480 Sand Hill Road, Suite 101
Menlo Park, CA 94025
Gaitonde Living Trust(7)	1,526,222		6.0%
c/o Girish Gaitonde
Xoriant Corporation
5400 Betsy Ross Drive
Santa Clara, CA 95054

Executive Officers and Directors
Joseph (“Yosi”) Amram(8)	2,082,451		8.2%
Srinivasan (“Chini”) Krishnan(9)	1,625,091		6.4%
David Jevans(10)	763,050		3.0%
Timothy Conley(11)	593,665		2.3%
John Vigouroux(12)	500,000		2.0%
Denis Brotzel(13)	176,701		*
Alexander Garcia-Tobar	160,000		*
Taher Elgamal(14)	121,999		*
Magdalena Yesil(15)	102,000		*
John Johnston(16)	62,000		*
Directors and current executive officers as a group (nine persons)(17)	6,017,531		23.8%

*	Indicates less than 1.0%

(1)	Palo Alto Investors, Inc. is the sole manager of Palo Alto Investors, LLC. William L. Edwards is the president and controlling stockholder of Palo Alto Investors, Inc. Palo Alto Investors, LLC is the general partner of and investment adviser to Micro Cap Partners, L.P., an investment limited partnership. This information is derived from the Schedule 13D, jointly filed December 11, 2002 by Palo Alto Investors, LLC, Palo Alto Investors, Inc., William L. Edwards, and Micro Cap Partners, L.P.
(2)	Palo Alto Investors, LLC, Palo Alto Investors, Inc. and William Edwards hold shared dispositive and voting power over all 3,407,003 shares of common stock. For 2,078,403 of these 3,407,003 shares, Palo Alto Investors, LLC, Palo Alto Investors, Inc. and William Edwards hold shared dispositive and voting power with Micro Cap Partners, L.P. This information is derived from the Schedule 13D, jointly filed December 11, 2002 by Palo Alto Investors, LLC, Palo Alto Investors, Inc., William L. Edwards, and Micro Cap Partners, L.P.
(3)	Presidio Management Group V, L.L.C. is the General Partner of U.S. Venture Partners V, L.P., USVP V International, L.P., USVP V Entrepreneur Partners, L.P., and 2180 Associates Fund V, L.P. Presidio Management Group VI, L.L.C. is the General Partner of U.S. Venture Partners VI, L.P., USVP VI Affiliates Fund, L.P., USVP VI Entrepreneur Partners, L.P., and 2180 Associates Fund VI, L.P. Irwin Federman, Steven M. Krausz, Stuart G. Phillips, Jonathan D. Root and Philip M. Young are the control persons of Presidio Management Group V, L.L.C. and Presidio Management Group VI, L.L.C. This information is derived from the Schedule 13G/A, jointly filed February 14, 2003 by 2180 Associates Fund V, L.P., 2180 Associates Fund VI, L.P., Irwin Federman, Jonathan D. Root, Philip M. Young, Presidio Management Group V, L.L.C., Presidio Management Group VI, L.L.C., Steven M. Krausz, Stuart G. Phillips, U.S. Venture Partners V, L.P., U.S. Venture Partners VI, L.P., USVP V Entrepreneur Partners, L.P., USVP V International, L.P., USVP VI Affiliates Fund, L.P., USVP VI Entrepreneur Partners, L.P.
(4)	Presidio Management Group V, L.L.C., Irwin Federman, Steven M. Krausz, Stuart G. Phillips, Jonathan D. Root and Philip M. Young hold shared dispositive and voting power over 2,006,238 shares of common stock. Presidio Management Group VI, L.L.C., Irwin Federman, Steven M. Krausz, Stuart G. Phillips, Jonathan D. Root and Philip M. Young hold shared dispositive and voting power over 128,683 shares of common stock. This information is derived from the Schedule 13G/A, jointly filed February 14, 2003 by 2180 Associates Fund V, L.P., 2180 Associates Fund VI, L.P., Irwin Federman, Jonathan D. Root, Philip M. Young, Presidio Management Group V, L.L.C., Presidio Management Group VI, L.L.C., Steven M. Krausz, Stuart G. Phillips, U.S. Venture Partners V, L.P., U.S. Venture Partners VI, L.P., USVP V Entrepreneur Partners, L.P., USVP V International, L.P., USVP VI Affiliates Fund, L.P., USVP VI Entrepreneur Partners, L.P.
(5)	August Capital Management, L.L.C. is the General Partner of August Capital, L.P., August Capital Strategic Partners, L.P., and August Capital Associates, L.P. John R. Johnston, David F. Marquardt and Andrew S. Rappaport are the control persons of August Capital Management, L.L.C. This information is derived from the Schedule 13G, jointly filed February 13, 2002 by August Capital, L.P., August Capital Strategic Partners, L.P., August Capital Associates, L.P., August Capital Management, L.L.C., John R. Johnston, David F. Marquardt and Andrew S. Rappaport.
(6)	August Capital Management, L.L.C., John R. Johnston, David F. Marquardt and Andrew S. Rappaport hold shared dispositive and voting power over all 1,881,070 shares of common stock. This information is derived from the Schedule 13G, jointly filed February 13, 2002 by August Capital, L.P., August Capital Strategic Partners, L.P., August Capital Associates, L.P., August Capital Management, L.L.C., John R. Johnston, David F. Marquardt and Andrew S. Rappaport.
(7)	According to Schedule 13G filed by the stockholder with the Securities and Exchange Commission in February 2002, the Gaitonde Living Trust beneficially owns 1,562,222 shares of Valicert’s common stock.
(8)	Includes 273,183 shares held in trust for Mr. Amram’s children. Also includes 422,665 shares subject to options and 182,810 shares from warrants that may be exercised within 60 days of December 31, 2002.
(9)	Includes 2,750 shares held by Mr. Krishnan’s spouse. Also includes 239,333 shares subject to options and 76,389 shares from warrants that may be exercised within 60 days of December 31, 2002.
(10)	Includes 6,000 shares held in the name of Mr. Jevans’ children. Also includes 550,694 shares subject to options that may be exercised within 60 days of December 31, 2002.

(11)	Includes 431,501 shares subject to options and 25,397 shares from warrants that may be exercised within 60 days of December 31, 2002.
(12)	Includes 500,000 shares subject to options that may be exercised within 60 days of December 31, 2002.
(13)	Includes 165,590 shares subject to options that may be exercised within 60 days of December 31, 2002.
(14)	Includes 75,333 shares subject to options that may be exercised within 60 days of December 31, 2002.
(15)	Includes 40,000 shares held in trust for Ms. Yesil’s children. Also includes 62,000 shares subject to options that may be exercised within 60 days of December 31, 2002.
(16)	Includes 62,000 shares subject to options that may be exercised within 60 days of December 31, 2002.
(17)	Includes 2,509,116 shares subject to options and 284,596 from warrants that may be exercised within 60 days of December 31, 2002.

DESCRIPTION OF VALICERT CAPITAL STOCK

Valicert is authorized to issue 100,000,000 shares of common stock, $0.001 par value per share, and 2,000,000 shares of preferred stock, $0.001 par value per share. The following description summarizes information regarding our capital stock, all numbers reflect a 3-for-1 reverse split effective on July 28, 2000. The information does not purport to be complete and is subject in all respects to the applicable provisions of the Delaware General Corporation Law, our certificate of incorporation and our bylaws, both as amended.

Common Stock

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for that purpose at the times and in the amounts as our board of directors may determine. Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of common stockholders. Cumulative voting for the election of directors is not provided for in Valicert’s certificate of incorporation, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election. Valicert’s common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon Valicert’s liquidation, dissolution or winding-up, the assets legally available for distribution to Valicert’s stockholders are distributable ratably among the holders of Valicert’s common stock after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of or provision for claims of creditors.

Preferred Stock

Valicert’s board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. Valicert cannot predict the effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, the effects could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control of us without further action by the stockholders.

No shares of preferred stock are outstanding, and Valicert have no present plans to issue any shares of preferred stock.

Delaware Anti-Takeover Law

Valicert is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	before the date of the business combination, the transaction is approved by the board of directors of the corporation,

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding stock, or

•	on or after the date the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own 15% or more of the corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent and Registrar

Mellon Investor Services LLC serves as transfer agent and registrar for the Valicert common stock. Its telephone number at this location is (415) 743-1428.

VELOCITY ACQUISITION SUB

Velocity Acquisition Corp. is a newly formed wholly-owned subsidiary of Tumbleweed, incorporated in Delaware on February 14, 2003 for the sole purpose of effecting the transactions contemplated by the merger agreement. Prior to the consummation of the merger, Velocity Acquisition Sub will not engage in any activity other than activities related to the transactions contemplated by the merger agreement. Velocity Acquisition Sub’s principal executive offices are located at 700 Saginaw Drive, Redwood City, California 94063, and its telephone number is (650) 216-2000.

COMPARATIVE RIGHTS OF HOLDERS OF

TUMBLEWEED COMMON STOCK AND VALICERT COMMON STOCK

Upon completion of the merger, the stockholders of Valicert will become stockholders of Tumbleweed, and the Tumbleweed certificate of incorporation and the Tumbleweed bylaws will govern the rights of former Valicert stockholders. Both Tumbleweed and Valicert are incorporated under Delaware law and are subject to the Delaware General Corporation Law.

Comparison of the Certificates of Incorporation and Bylaws of Tumbleweed and Valicert

The following is a summary of the material differences between the provisions of the certificate of incorporation and bylaws of each of Tumbleweed and Valicert. This summary is not intended to be a complete discussion of the respective certificates of incorporation and bylaws of Tumbleweed and Valicert and it is qualified by reference to Delaware General Corporation Law or the California General Corporation Law, as applicable, as well as by reference to the respective certificates of incorporation and bylaws of Tumbleweed and Valicert. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer to in this joint proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Tumbleweed and being a stockholder of Valicert. Tumbleweed and Valicert have filed with the Securities and Exchange Commission their respective certificates of incorporation and bylaws and will send copies of these documents to you upon your request.

Although Valicert is incorporated in Delaware, its headquarters are located in California. Section 2115 of the California General Corporation Law provides that certain provisions of the California General Corporation Law shall be applicable to a corporation organized under the laws of another state to the exclusion of the law of the state in which it is incorporated, if the corporation meets tests regarding the business done in California and the number of its California stockholders. Since Valicert believes it meets these tests, and because its common stock trades on The Nasdaq SmallCap Market, Valicert is subject to the requirements of Section 2115. As such, despite what its certificate of incorporation and bylaws may provide, Valicert is subject to California law with respect to certain of the sections as referenced below.

Size of Board of Directors

Tumbleweed	Valicert

The Tumbleweed board of directors may consist of such number of directors as determined by the Tumbleweed board but no less than one or more than ten. There are currently seven directors on the Tumbleweed Board.

The Valicert board of directors shall consist of six members until otherwise changed by the Valicert board of directors. There are currently six directors on the Valicert board.

Board of Directors

Tumbleweed	Valicert
The Tumbleweed board is divided into three classes of directors, with each class serving a three year term.

Although Valicert’s certificate of incorporation provides for a classified board, under California law, at each annual meeting of stockholders, Valicert directors may be elected to hold office for a one year term.

Removal of Directors

Tumbleweed	Valicert
Tumbleweed directors may be removed at any time for cause and by the vote of at least 66 2/3% of the voting power of the then outstanding shares of capital stock entitled to vote for directors.

Although Valicert’s certificate of incorporation provides that directors may be removed only for cause and only by a vote of the holders of a majority of the voting power of all outstanding shares of capital stock entitled to vote in the election of directors, under California law, Valicert directors may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote in the election of directors; however, no individual director may be removed (unless the entire board is removed) if the number of votes cast against such removal would be sufficient to elect the director under cumulative voting.

Filling Vacancies on the Board

Tumbleweed	Valicert

The Tumbleweed bylaws provide that any vacancy on the board other than a vacancy due to an increase in the number of directors may be filled by a majority of the remaining directors then in office, even if less than a quorum.

Any vacancy occurring due to an increase in the number of directors may be filled by a majority of the directors only if a quorum is present.

The Valicert bylaws provide that vacancies on the board may be filled by a majority vote of the directors then in office, even if less than a quorum.

Voting Rights

Tumbleweed	Valicert
Tumbleweed common stock has one vote on all matters for each share held, except for matters regarding Tumbleweed preferred stock described in the Tumbleweed certificate.

Same as Tumbleweed. In addition, under California law, if any stockholder has given notice of his or her intention to cumulate his or her votes for the election of directors, he or she and any other stockholder is also entitled to cumulate his or her votes at such election.

Limitation of Liability of Directors

Tumbleweed	Valicert

The Tumbleweed certificate provides that no director will be held personally liable to Tumbleweed or Tumbleweed’s stockholders for monetary damages due to breach of fiduciary duty as a director, except for breach of the duty of loyalty or acts not in good faith.

The Valicert certificate provides that the liability of Valicert’s directors is limited to the maximum extent permitted by Delaware General Corporate Law and California General Corporation Law.

Indemnification of Directors and Officers

Tumbleweed	Valicert

The Tumbleweed certificate and bylaws authorize the indemnification of directors and officers to the fullest extent permitted by law if he or she acted in good faith and in a manner he or she reasonably believed to be consistent with the best interests of Tumbleweed.

The Valicert certificate authorizes the indemnification of directors and officers to the fullest extent permitted by law.

Tumbleweed maintains insurance on behalf of its directors and officers.	Valicert maintains insurance on behalf of its directors and officers.

Amendment of the Certificate of Incorporation and Bylaws

Tumbleweed	Valicert
The Tumbleweed certificate provides that the Tumbleweed board of directors is authorized to adopt, alter and repeal the bylaws.	Same as Tumbleweed.

The bylaws may also be adopted, altered and repealed by the affirmative vote of the holders of at least 66 2/3% of the voting power of the shares entitled to vote in an election of directors.

Authorized Capital Stock

Tumbleweed	Valicert
The Tumbleweed certificate authorizes the corporation to issue 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.	The Valicert certificate authorizes the corporation to issue 100,000,000 shares of common stock, par value $0.001 per share, and 2,000,000 shares of preferred stock, par value $0.001 per share.

Preferred Stock

Tumbleweed	Valicert

Tumbleweed’s Board may issue preferred stock in one or more classes or series, and fix the designations, powers, preferences, qualifications, limitations, restrictions and rights of the shares of each series of preferred stock.

Same as Tumbleweed.

Action By Written Consent

Tumbleweed	Valicert
The Tumbleweed bylaws prohibit stockholder action without a duly called annual or special meeting of stockholders.	Same as Tumbleweed.

Annual Meeting of Stockholders

Tumbleweed	Valicert
Tumbleweed’s annual stockholder meeting is held on a date and time selected by the Tumbleweed Board.	Valicert’s annual stockholder meeting is held on a date, time and place selected by Valicert’s Board or its President and Chief Executive Officer.

Special Meeting of Stockholders

Tumbleweed	Valicert
The Chairman of Tumbleweed’s Board, Tumbleweed’s Board, or a committee of Tumbleweed’s Board are each authorized to call a special meeting of the stockholders.	The Chairman of Valicert’s Board, Valicert’s Board, or Valicert’s President and Chief Executive Officer are each authorized to call a special meeting of stockholders.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations

Tumbleweed	Valicert

To include a stockholder proposal in an annual meeting of Tumbleweed stockholders, a stockholder must have given written notice to the Secretary or Assistant Secretary of Tumbleweed.

Notice must be received by Tumbleweed not less than 60 days nor more than 90 days prior to the anniversary date of the previous year’s annual meeting of stockholders.

However, if the annual meeting is called for a date that is not within 30 days before or after the anniversary date, Tumbleweed must receive the proposal no later than the close of business on the 10th day following the day notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first.

To nominate a candidate for the board of directors, a stockholder must give written notice to the Secretary or Assistant Secretary of Tumbleweed. If the nomination is for an annual meeting, the notice must be received by Tumbleweed no less than 60 days nor more than 90 days prior to the anniversary date of the previous year’s annual meeting of stockholders.

However, if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, the notice must be received no later than the close of business on the 10th day following the day notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first.

If a special meeting of stockholders is called for the purpose of electing directors, the notice must be received by Tumbleweed no later than the close of business on the 10th day following the day notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

The stockholder’s nomination must include all information about the nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors. The nomination must be accompanied by a written consent of the proposed nominee to being named as a nominee and to serve as a director if elected.

To include a stockholder proposal in an annual meeting of Valicert stockholders, stockholder proposals be received by Valicert 120 calendar days in advance of the release date of the proxy statement for the previous year’s annual meeting.

However, if the date of the annual meeting has been advanced by more than 30 calendar days from the date of the previous year’s proxy statement, notice must be received no later than close of business on the 10th day following the day on which the date of the annual meeting is publicly announced

To nominate a candidate for the board of directors, a stockholder must give written notice to Valicert. The notice must be received by Valicert 120 calendar days in advance of the anniversary of the release date of the proxy statement for the previous year’s annual meeting.

However, if the date of the annual meeting has been advanced by more than 30 calendar days from the date of the previous year’s proxy statement, notice will be considered timely if it is received no later than close of business on the 10th day following the day on which the date of the annual meeting is publicly announced.

The stockholder’s nomination must set forth all information about the nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors. The nomination must be accompanied by a written consent of the proposed nominee to serve as a director if elected.

MARKET PRICE AND DIVIDEND INFORMATION

The Tumbleweed common stock is listed and quoted on The Nasdaq National Market under the symbol “TMWD.” The Valicert common stock has traded on The Nasdaq SmallCap Market under the symbol “VLCT” since September 2002. From July 2000 to September 2002, the Valicert common stock traded on The Nasdaq National Market under the symbol “VLCT.”

The following table sets forth, for the calendar quarters indicated, the high and low trading prices per share of each of the Tumbleweed common stock, as reported on The Nasdaq National Market, and Valicert common stock, as reported on The Nasdaq SmallCap Market, as applicable, based on published financial sources:

	Tumbleweed Common Stock Prices		Valicert Common Stock Prices
	High	Low	High	Low
2000 Year
First Quarter Ended March 31	$136.00	$48.00	—	—
Second Quarter Ended June 30	$112.00	$28.88	—	—
Third Quarter Ended September 30	$70.62	$38.00	$27.88	$8.88
Fourth Quarter December 31	$54.00	$14.00	$21.88	$4.50

2001 Year
First Quarter Ended March 31	$15.00	$1.75	$8.63	$2.00
Second Quarter Ended June 30	$5.48	$1.17	$3.65	$1.63
Third Quarter Ended September 30	$4.48	$3.02	$3.80	$2.40
Fourth Quarter December 31	$5.99	$2.05	$3.27	$1.65

2002 Year
First Quarter Ended March 31	$5.65	$3.31	$2.93	$1.04
Second Quarter Ended June 30	$3.60	$1.41	$1.60	$0.43
Third Quarter Ended September 30	$1.76	$0.85	$0.74	$0.18
Fourth Quarter December 31	$1.80	$0.75	$0.51	$0.22

2003 Year
First Quarter Ended March 31	$1.70	$1.20	$0.50	$0.31
Second Quarter (through May 30)	$2.01	$1.19	$0.75	$0.40

The following table sets forth the reported high and low sales prices per share and the closing prices per share of Tumbleweed and Valicert common stock on February 18, 2003, the last full trading day prior to the first public announcement of the execution of the merger agreement, as reported on The Nasdaq National Market and The Nasdaq SmallCap Market, respectively. The table also includes the equivalent price per share of Valicert common stock. This equivalent per share price reflects the value of the Tumbleweed common stock you would receive for each share of your Valicert common stock if the merger was completed on February 18, 2003.

	High	Low	Close	Equivalent Share Price
Tumbleweed	$1.49	$1.24	$1.46	$0.56
Valicert	$0.44	$0.42	$0.43

The following table sets forth the reported high and low sales prices per share and the closing prices per share of Tumbleweed and Valicert common stock on May 30, 2003, as reported on The Nasdaq National Market and The Nasdaq SmallCap Market, respectively. The table also includes the equivalent price per share of Valicert common stock. This equivalent per share price reflects the value of the Tumbleweed common stock you would receive for each share of your Valicert common stock if the merger was completed on May 30, 2003.

	High	Low	Close	Equivalent Share Price
Tumbleweed	$2.09	$1.63	$2.01	$0.77
Valicert	0.76	0.61	0.75

STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR SHARES OF TUMBLEWEED COMMON STOCK AND VALICERT COMMON STOCK.

As of February 14, 2003, there were approximately 914 holders of record of Tumbleweed common stock. This does not include the number of persons whose stock is in nominee or “street name” accounts through brokers.

As of February 28, 2003, there were approximately 358 holders of record of Valicert common stock. This does not include the number of persons whose stock is in the nominee or “street name” accounts through brokers.

Tumbleweed Dividend Policy

Tumbleweed has not declared or paid any cash dividends on its common stock during any period for which financial information is provided in this report. Tumbleweed currently intends to retain future earnings, if any, to fund the development and growth of its business and do not anticipate paying any cash dividends on its common stock in the foreseeable future.

Tumbleweed Equity Compensation Plan Information

The following table sets forth, as of December 31, 2002, Tumbleweed’s outstanding warrants and the number of stock options outstanding under its stock option plans, the weighted average exercise price of the stock options and warrants, and the number of stock options available for grant under Tumbleweed’s plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Stock option plans approved by stockholders	6,904,298	$5.62	1,047,987
Warrants and stock option plans not approved by stockholders	3,458,820	$7.32	1,125,800
Total	10,363,118	$6.19	2,173,787

The following table summarizes information about stock options outstanding as of December 31, 2002:

Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price
$ 0.50	76,882	$0.50	5.5	76,882	$0.50
0.77–1.35	3,423,039	1.00	9.7	254,148	0.93
1.39–2.72	1,701,090	1.96	8.7	542,279	2.08
3.03–3.25	1,694,651	3.13	8.3	734,556	3.13
3.31–3.76	1,551,900	3.45	8.9	250,868	3.61
3.86–26.52	896,089	14.80	7.5	532,422	15.99
30.50–38.56	381,478	32.37	7.4	270,002	32.52
42.63–48.25	49,376	45.18	7.3	38,019	44.89
56.63–82.75	12,000	78.40	7.1	8,583	78.18
118.44	50,000	118.44	7.2	48,312	118.44

$ 0.50–118.44	9,836,505	$5.30	8.8	2,756,071	$10.88

In conjunction with various financing arrangements and employment recruitment services provided to us in 1994, 1995, 1998, 1999, and 2001, we issued warrants to purchase an aggregate of approximately 583,113 shares of common stock. As of December 31, 2002 and 2001, 526,613 and 551,613 warrants to purchase common stock remain outstanding, respectively. Of the warrants that remain outstanding at December 31, 2002, 585 expire in July 2003 with an exercise price of $69.62; 4,633 expire in August 2004 with an exercise price of $3.13; 11,858 expire in December 2004 with an exercise price of $2.53; 76,207 expire in February 2006 with an exercise price of $2.69; and the remaining 433,330 expire in July 2006 with an exercise price of $26.93.

Valicert Equity Compensation Plan Information

EQUITY COMPENSATION TABLE

Plan Category(1)	Number of shares to be issued upon exercise of outstanding options and warrants	Weighted-average exercise price of outstanding options and warrants	Number of shares remaining available for future issuance under equity incentive plans (excluding shares reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders(2)	4,384,745	$2.18	2,109,799
Equity compensation plans not approved by stockholders(3)	258,565	$2.33	741,102

Total	4,643,310	$2.18	2,850,901

(1)	The information presented in this table excludes options assumed by us in connection with acquisition of Receipt.com. As of December 31, 2002, 306,249 shares of Valicert’s common stock were issuable upon exercise of these assumed options, at a weighted average exercise price of $2.12 per share.
(2)	Includes 920,933 shares that are reserved for issuance under the 2000 Employee Stock Purchase Plan. The shares that are reserved for issuance under this plan are subject to automatic increase in January 1 of each year by a number of shares equal to 2% of our outstanding shares as of the close of business on December 31 of the preceding calendar year or 500,000, whichever is less.
(3)	Consists of options that are outstanding, and shares available for future issuance, under the 2001 Non-Statutory Stock Option Plan and outside of our stock option plans. The material features of this plan are described below.

As of December 31, 2002, Valicert had reserved 1,000,000 shares of common stock for issuance under the 2001 Non-Statutory Stock Option Plan. This plan provides for the granting of non-statutory stock options to employees with exercise prices equal to the fair market value of our common stock on the date of grant. Options granted under the 2001 Plan generally have a 10 year term and vest at a rate of  1/36 a month commencing on the date of grant.

UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL STATEMENTS OF TUMBLEWEED AND VALICERT

On February 18, 2003, Tumbleweed entered into a merger agreement with Valicert. Under the terms of the merger agreement, each issued and outstanding share of Valicert common stock will be exchanged for 0.385 of a share of Tumbleweed common stock. All outstanding options and warrants to purchase Valicert common stock will be assumed, whereby, upon exercise, each option will be exchanged for 0.385 of a share of Tumbleweed common stock. Tumbleweed expects to issue approximately 9.7 million shares of Tumbleweed common stock and reserve approximately 2.0 million shares of Tumbleweed common stock for issuance upon exercise of Valicert’s outstanding stock options and warrants. The actual number of shares of Tumbleweed common stock issued will be determined on the effective date of the merger, based on the actual number of shares of Valicert common stock outstanding on that date.

The unaudited pro forma combined balance sheet gives effect to the merger as if it occurred on March 31, 2003 and combines the consolidated balance sheets of Tumbleweed and Valicert as of March 31, 2003. The unaudited pro forma combined statement of operations for the year ended December 31, 2002 gives effect to the merger as if it had occurred on January 1, 2002 and presents the results of operations of Tumbleweed and Valicert for the year ended December 31, 2002. The unaudited pro forma combined statement of operations for the three months ended March 31, 2003 presents the results of operations of Tumbleweed and Valicert giving effect to the merger as if it had occurred on January 1, 2002 and present the results of operations of Tumbleweed and Valicert for the three months ended March 31, 2003.

The accompanying unaudited pro forma condensed combined consolidated financial statements are presented in accordance with Article 11 of Regulation S-X. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the proposed merger had been consummated at the beginning of the earliest period presented, respectively, nor is it necessarily indicative of future operating results or financial position. The unaudited pro forma combined information is based upon the respective historical consolidated financial statements of Tumbleweed and Valicert, and it should be read in conjunction with the historical consolidated financial statements of Tumbleweed and Valicert and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included herein.

TUMBLEWEED COMMUNICATIONS CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

March 31, 2003

	Historical		Pro Forma Adjustments		Pro Forma Combined
	Tumbleweed Communications Corp.	Valicert, Inc.
	(in thousands)
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$27,001	$2,323	$—		$29,324
Accounts receivable, net	4,017	2,337	—		6,354
Prepaid expenses and other current assets	1,110	268	—		1,378

Total current assets	32,128	4,928	—		37,056
Property and equipment, net	1,469	1,206	(778	)(E)	1,897
Goodwill	—	7,496	(7,496	)(C)	11,442
			11,442	(A)
Other intangible assets, net	—	—	2,300	(A)	5,200
			900	(A)
			1,800	(A)
			200	(A)
Other assets	1,519	255	—		1,774

Total assets	$35,116	$13,885	$8,368		$57,369

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,958	$317	$2,008	(A)	$5,318
			1,035	(A)
Current portion of long-term debt	—	981	—		981
Accrued liabilities	4,968	2,269	—		7,237
Deferred revenue	6,643	2,758	(1,705	)(A)	7,696

Total current liabilities	13,569	6,325	1,338		21,232
Long-term deferred revenue	1,915	—	—		1,915
Other long-term liabilities	77	210	—		287

Total liabilities	15,561	6,535	1,338		23,434
Stockholders’ equity:
Common stock	31	25	(25	)(B)	41
			10	(A)
Additional paid-in capital	293,463	106,292	(106,292	)(B)	308,012
			14,549	(A)
Treasury stock, at cost	(796)	—	—		(796)
Deferred compensation	(32)	(756)	756	(B)	(111)
			(79	)(A)
Accumulated other comprehensive loss	(519)	—	—		(519)
Accumulated deficit	(272,592)	(98,211)	98,211	(B)	(272,692)
			(100	)(A)

Total stockholders’ equity	19,555	7,350	7,030		33,935

Total liabilities and stockholders’ equity	$35,116	$13,885	$8,368		$57,369

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

TUMBLEWEED COMMUNICATIONS CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2002

	Historical		Pro Forma Adjustments		Pro Forma Combined
	Tumbleweed Communications Corp.	Valicert, Inc.
	(in thousands, except per share data)
Revenue:
Product and intellectual property	$15,680	$5,628			$21,308
Service	9,845	6,059			15,904

Total revenue	25,525	11,687			37,212
Cost of revenue:
Product and intellectual property	893	370	$767	(F)	2,030
Service	6,165	2,320			8,485

Total cost of revenue	7,058	2,690	767		10,515

Gross profit	18,467	8,997	(767)		26,697
Operating expenses:
Research and development	10,055	7,058			17,113
Sales and marketing	18,409	11,303			29,712
General and administrative	4,602	4,297			8,899
Amortization of intangible assets		611	(611	)(C)	1,022
			1,022	(F)
Impairment of goodwill and intangible assets	5,713	—			5,713
Restructuring and impairment charges	—	3,555			3,555
Stock-based compensation expense	(301)	2,565	(2,565	)(D)	(260)
			41	(D)

Total operating expenses	38,478	29,389	(2,113)		65,754

Operating loss	(20,011)	(20,392)	1,346		(39,057)
Impairment of investments	(543)	—			(543)
Other income (loss), net	716	(203)			513

Loss from continuing operations before provision for taxes	(19,838)	(20,595)	1,346		(39,087)
Provision for income taxes	54	—			54

Loss from continuing operations(1)	$(19,892)	$(20,595)	$1,346		$(39,141)

Loss from continuing operations per share—basic and diluted(1)	$(0.65)	$(0.81)			$(0.97)

Weighted average common shares outstanding	30,589	25,312	(25,312 9,700	)(A) (A)	40,289

(1)	Tumbleweed’s historical statement of operations excludes a cumulative effect of change in accounting principle of $974, or $(0.03) per share, related to the adoption of SFAS 142, Goodwill and Other Intangible Assets, on January 1, 2002. Valicert’s historical statement of operations excludes a loss from discontinued operations of $1,114, or $(0.05) per share.

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

TUMBLEWEED COMMUNICATIONS CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2003

	Historical		Pro Forma Adjustments		Pro Forma Combined
	Tumbleweed Communications Corp.	Valicert, Inc.
	(in thousands, except per share data)
Revenue:
Product and intellectual property	$2,910	$1,708			$4,618
Service	2,871	1,119			3,990

Total revenue	5,781	2,827			8,608
Cost of revenue:
Product and intellectual property	232	—	$192	(F)	424
Service	1,181	196			1,377

Total cost of revenue	1,413	196	192		1,801

Gross profit	4,368	2,631	(192)		6,807
Operating expenses:
Research and development	1,963	1,060			3,023
Sales and marketing	3,441	1,948			5,389
General and administrative	1,422	682			2,104
Amortization of intangible assets	—	—	198	(F)	198
Merger related expenses	—	562			562
Stock-based compensation expense	34	253	(253 5	)(D) (D)	39

Total operating expenses	6,860	4,505	$(50)		11,315

Operating loss	(2,492)	(1,874)	(142)		(4,508)
Other income (loss), net	14	(51)			(37)

Loss from continuing operations before provision for taxes	(2,478)	(1,925)	(142)		(4,545)
Provision for income taxes	4	—			4

Loss from continuing operations	$(2,482)	$(1,925)	$(142)		$(4,549)

Loss from continuing operations per share—basic and diluted	$(0.08)	$(0.08)			$(0.11)

Weighted average common shares outstanding	30,494	25,224	(25,224 9,700	)(A) (A)	40,194

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Pro Forma Adjustments

The pro forma adjustments are based on preliminary estimates which may change as additional information is obtained.

(A)  Purchase Price Adjustments

The purchase price adjustments reflect the assumed issuance of approximately 9.7 million shares of Tumbleweed common stock to Valicert stockholders using the exchange ratio of 0.385 based on approximately 25.2 million shares of Valicert common stock outstanding at April 30, 2003. The fair value of the Tumbleweed shares assumed to be issued is based on a per share value of $1.34, which is equal to Tumbleweed’s average last sale price per share as reported on The Nasdaq National Market for the trading-day period two days before and after February 18, 2003. In addition, Tumbleweed expects to reserve approximately 2.0 million shares of Tumbleweed common stock for issuance upon exercise of Valicert’s outstanding stock options and warrants. For purposes of determining the intrinsic value of the unvested options assumed, Tumbleweed used the fair value of Tumbleweed’s common stock on April 30, 2003.

For purposes of the pro forma financial information, the following table presents the assumed purchase price.

Total consideration (in thousands):
Fair value of Tumbleweed common stock assumed to be issued	$12,992
Estimated acquisition related costs	2,008
Employee severance costs and other termination costs	1,035
Estimated fair value of options to purchase Tumbleweed common stock to be issued, less $79 representing the portion of the intrinsic value of Valicert’s unvested options applicable to the remaining vesting period	1,488

$17,523

The actual number of Tumbleweed common shares and options to be issued will be based on the actual number of Valicert common shares and options outstanding at the consummation date.

The estimated acquisition-related costs consist of fees for Tumbleweed’s attorneys, financial printers, investment bankers and independent accountants as well as extended directors and officers insurance related to the acquisition of Valicert.

Employee severance costs consist of cash severance payments to Valicert employees that are expected to be terminated subsequent to the acquisition.

The planning process for the integration of Valicert’s operations may result in additional accruals for severance costs and/or facilities closures in accordance with Emerging Issues Task Force (EITF) Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. Such accruals would increase the purchase consideration and the allocation of the purchase consideration to goodwill.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(A) The following represents the preliminary allocation of the purchase price to the acquired assets and assumed liabilities of Valicert.

(in thousands)
Net tangible assets	$781
Goodwill	11,442
Other intangible assets:
Core/Developed technology	2,300
Maintenance agreements	900
Customer base and reseller arrangements	1,800
Trademarks and tradenames	200
In-process research and development	100

Total purchase price	$17,523

The preliminary purchase price allocation is subject to change pending a final analysis of the total purchase price and fair value of the assets acquired and liabilities assumed. Except for deferred revenue and certain property and equipment, Valicert’s tangible assets acquired and liabilities assumed as of March 31, 2003 were used for purposes of calculating the pro forma adjustments as they approximate fair value at such date.

Net tangible assets consist of ($146,000) recorded on the Valicert historical financial statements as of March 31, 2003, adjusted principally for the reduction in deferred revenue of $1.7 million and property and equipment of $778,000.

Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets. The unaudited pro forma condensed combined consolidated statement of operations does not reflect the amortization of goodwill acquired in the proposed merger consistent with the guidance in the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

The purchase price allocation includes a reduction in Valicert’s reported deferred revenue at March 31, 2003. Under the purchase method of accounting, Valicert’s deferred revenue related to support and maintenance for perpetual license arrangements in which payment had been received or was legally due and payable was reduced by approximately $1.7 million to the fair value of the related support and maintenance obligation as of March 31, 2003.

Tumbleweed has not given effect in the pro forma statement of operations to the deferred revenue adjustment on revenue as the adjustment is directly related to the merger and the effect is non-recurring. Such adjustment will be reflected in the post-merger statements of operations of the combined company and will have the effect of reducing the amount of revenue the combined company will recognize in periods subsequent to the merger compared to the amount of revenue Valicert would have recognized in the same period absent the merger.

The $79,000 of deferred stock-based compensation represents the unearned portion, as of April 30, 2003, of the intrinsic value of Valicert’s common stock options assumed in the merger. For purposes of this calculation, Valicert’s outstanding options that will vest solely as a result of the consummation of the proposed merger are deemed to be vested. The deferred compensation will be amortized on an accelerated basis over the remaining vesting period of one to three years consistent with the graded vesting approach described in FASB Interpretation No. 28.

(B)  The pro forma adjustment represents the elimination of Valicert’s stockholders’ equity accounts.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(C)  The pro forma adjustment represents the elimination of Valicert’s capitalized goodwill of $7.5 million and related amortization expense of $611,000 and $0 for the year ended December 31, 2002 and the three months ended March 31, 2003, respectively.

(D)  The pro forma adjustment represents (i) the elimination of stock-based compensation recognized by Valicert of $2.6 million and $253,000 for the year ended December 31, 2002 and the three months ended March 31, 2003, respectively, and (ii) the amortization of deferred compensation associated with unvested stock options assumed in the proposed merger with Valicert. The deferred compensation is amortized over the options’ remaining vesting period as of June 30, 2003 of one to three years.

(E)  The pro forma adjustment represents the elimination of Valicert office equipment and leasehold improvements which will not be retained.

(F)  Amortization of other intangible assets has been provided over the following estimated useful lives: core/developed technology—three years; maintenance agreement—one to four years: the life of the estimated contract plus renewals which declines over time as switching costs change; customer base and reseller arrangements—three years; and trademarks and tradenames—five years. This will result in annual amortization of approximately $767,000 for core/developed technology, $600,000 for customer base and reseller agreements, and $40,000 for trademarks and tradename. Amortization of maintenance agreements will be $382,000 in the first year with the remainder amortized over three years beginning in the second year.

EXPERTS

The consolidated financial statements of Tumbleweed Communications Corp. as of December 31, 2001 and 2002, and for each of the years in the three-year period ended December 31, 2002, have been included in the Registration Statement on Form S-4 and this joint proxy statement/prospectus in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP covering the December 31, 2002 consolidated financial statements refers to a change in the method of accounting for goodwill.

The consolidated financial statements and financial statement schedule of Valicert, Inc. for the years ended December 31, 2000, 2001 and 2002 included in this joint proxy statement/prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs regarding (a) the uncertainty about Valicert, Inc.’s ability to continue as a going concern and (b) a change in the method of accounting for goodwill), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP will issue an opinion about the validity of the shares of Tumbleweed common stock to be issued by Tumbleweed pursuant to the merger. Certain tax matters will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP and Gray Cary Ware & Freidenrich LLP. Gregory C. Smith is a partner at Skadden Arps and a brother of Jeffrey C. Smith, the President and Chief Executive Officer of Tumbleweed and Chairman of its board of directors. Gregory C. Smith beneficially owns a total of 27,046 shares of Tumbleweed common stock.

STOCKHOLDER PROPOSALS

For a stockholder’s proposal to be included in the proxy statement for Tumbleweed for its 2004 annual meeting of stockholders the stockholder must follow the procedures of Rule 14a-8 under the Securities and Exchange Act of 1934, as amended, and the proposal must be received not later than December 31, 2003. To be timely, stockholder proposals submitted to Tumbleweed outside the processes of Rule 14a-8 must be received after March 1, 2004 and before March 31, 2004, unless the annual meeting is called for a date earlier than April 30, 2004 or later than June 29, 2004, in which case such proposal must be received by Tumbleweed not later than the close of business on the tenth day following the day on which notice of the date of the meeting is mailed or public disclosure of the date of the meeting is made, whichever occurs first.

WHERE YOU CAN FIND MORE INFORMATION

Tumbleweed and Valicert file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by either company at the Securities and Exchange Commission’s public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The companies’ filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the Securities and Exchange Commission at http://www.sec.gov. Tumbleweed’s common stock is traded on the Nasdaq National Market under the symbol “TMWD.” Valicert’s common stock is traded on The Nasdaq SmallCap Market under the symbol “VLCT.”

Tumbleweed filed a Registration Statement on Form S-4 to register with the Securities and Exchange Commission the Tumbleweed common stock to be issued to Valicert stockholders in the merger. This joint proxy statement/prospectus is a part of that Registration Statement and constitutes a prospectus of Tumbleweed in addition to being a proxy statement for each of Tumbleweed and Valicert for their respective stockholder meetings. As allowed by the Securities and Exchange Commission’s rules, this joint proxy statement/prospectus does not contain all of the information you can find in the Registration Statement or the exhibits to the Registration Statement. This joint proxy statement/prospectus summarizes some of the documents that are exhibits to the Registration Statement, and you should refer to the exhibits for a more complete description of the matters covered by those documents.

Tumbleweed or Valicert will provide, without charge, a copy of any or all of their documents referenced in this joint proxy statement/prospectus (other than exhibits to such documents). You may obtain documents referenced in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate party at the following address:

For Tumbleweed documents:

Tumbleweed Communications Corp.

700 Saginaw Drive

Redwood City, California 94063

Attention: Investor Relations Department

Telephone: (650) 216-2134

For Valicert documents:

Valicert, Inc.

1215 Terra Bella Avenue

Mountain View, California 94043

Attention: Timothy Conley, Chief Financial Officer

Telephone: (650) 567-5400

If you would like to request documents from either company, please do so by June 16, 2003 to receive them before the stockholder meetings.

We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated June 3, 2003. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this joint proxy statement/prospectus to stockholders nor the issuance of Tumbleweed common stock in the merger shall create any implication to the contrary.

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

VALICERT, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Tumbleweed Communications Corp.:

We have audited the accompanying consolidated balance sheets of Tumbleweed Communications Corp. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tumbleweed Communications Corp. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company applied the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, on January 1, 2002.

/s/    KPMG LLP

Mountain View, California

January 22, 2003, except as to Note 12(b), which is as of April 25, 2003 and Note 15, which is as of February 18, 2003

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value and share data)

	December 31,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$29,210	$41,067
Accounts receivable, net of allowance for doubtful accounts of $2,058 and $1,985 as of December 31, 2002 and 2001, respectively	4,764	6,795
Other current assets	1,149	2,022

Total current assets	35,123	49,884
Property and equipment, net	1,794	4,935
Goodwill, net	—	6,687
Other assets	892	3,804

Total assets	$37,809	$65,310

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,653	$2,738
Current installments of long-term debt	33	345
Accrued liabilities	5,234	8,101
Accrued restructuring	—	2,335
Deferred revenue	6,903	6,330

Total current liabilities	13,823	19,849
Long-term debt, excluding current installments	—	9
Deferred revenue, excluding current portion	2,061	1,568
Other long-term liabilities	94	433

Total liabilities	15,978	21,859

Minority interest	—	356

Stockholders’ equity:
Preferred stock, $.001 par value; 10,000,000 shares authorized, zero shares issued and outstanding as of December 31, 2002 and 2001	—	—
Common stock, $.001 par value; 100,000,000 shares authorized, 30,481,987 and 30,545,170 shares issued and outstanding as of December 31, 2002 and 2001, respectively	31	31
Additional paid-in capital	293,443	294,727
Treasury stock	(796)	—
Deferred stock compensation expense	(61)	(1,834)
Accumulated other comprehensive loss	(676)	(585)
Accumulated deficit	(270,110)	(249,244)

Total stockholders’ equity	21,831	43,095

Total liabilities and stockholders’ equity	$37,809	$65,310

See accompanying notes to consolidated financial statements.

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years ended December 31,
	2002	2001	2000
Revenue:
Product and intellectual property revenue	$15,680	$18,391	$29,153
Services	9,845	10,657	8,185

Total revenue	25,525	29,048	37,338
Cost of revenue:
Product and intellectual property	893	1,100	1,220
Services (inclusive of stock-based compensation expense of $10, $317 and $150 in 2002, 2001, and 2000, respectively)	6,175	11,175	11,897

Total cost of revenue	7,068	12,275	13,117

Gross profit	18,457	16,773	24,221
Operating expenses:
Research and development (inclusive of stock-based compensation expense of $31, $667, and $828 in 2002, 2001, and 2000, respectively)	10,086	15,886	15,707
Sales and marketing (inclusive of stock-based compensation expense (credit) of ($405), $1,812, and $4,153 in 2002, 2001, and 2000, respectively)	18,004	36,446	44,776
General and administrative (inclusive of stock-based compensation expense of $63, $668, and $429, in 2002, 2001, and 2000, respectively)	4,665	9,266	12,000
Amortization of goodwill, intangibles, and in-process research and development	—	12,220	13,775
Merger-related and restructuring expenses (inclusive of stock-based compensation expense (credit) of ($336) and $411 in 2001 and 2000, respectively)	—	4,674	10,803
Impairment of goodwill and intangible assets	5,713	50,983	—

Total operating expenses	38,468	129,475	97,061

Operating loss	(20,011)	(112,702)	(72,840)
Impairment of investments	(543)	(3,434)	—
Other income, net	716	2,124	3,386

Net loss before provision for taxes	(19,838)	(114,012)	(69,454)
Provision for income taxes	54	153	375

Net loss before cumulative effect of change in accounting principle	(19,892)	(114,165)	(69,829)
Cumulative effect of change in accounting principle	974	—	—

Net loss	$(20,866)	$(114,165)	$(69,829)

Net loss per share before cumulative effect of change in accounting principle—basic and diluted	$(0.65)	$(3.78)	$(2.51)
Cumulative effect of change in accounting principle per share—basic and diluted	(0.03)	—	—

Net loss per share—basic and diluted	$(0.68)	$(3.78)	$(2.51)

Weighted average shares—basic and diluted	30,589	30,171	27,829

See accompanying notes to consolidated financial statements.

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME (LOSS)

Years ended December 31, 2002, 2001 and 2000

(in thousands, except share data)

	Shares	Amount	Additional Paid-In Capital	Treasury Stock	Deferred Stock Compensation Expense	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
BALANCES, DECEMBER 31, 1999	25,423,718	$26	$132,167	$—	$(5,283)	$53		$(65,250)	$61,713
Net loss	—	—	—	—	—	—	$(69,829)	(69,829)	(69,829)
Foreign currency translation adjustment	—	—	—	—	—	(114)	(114)	—	(114)

Total comprehensive loss							$(69,943)

Issuance of common stock upon exercise of stock options	1,234,033	1	6,260	—	—	—		—	6,261
Purchases under Employee Stock Purchase Plan	111,886	—	1,785	—	—	—		—	1,785
Issuance of options in exchange for services	—	—	616	—	—	—		—	616
Deferred compensation expense on stock option grants	—	—	4,004	—	(4,004)	—		—	—
Deferred compensation expense on vesting acceleration	—	—	275	—	136	—		—	411
Amortization of deferred compensation expense	—	—	—	—	4,944	—		—	4,944
Issuance of common stock upon exercise of warrants	35,774	—	—	—	—	—		—	—
Issuance of common stock—second offering, net of issuance costs of $6,147	1,500,000	2	77,851	—	—	—		—	77,853
Issuance of common stock—Interface acquisition	1,249,210	1	72,225	—	(2,254)	—		—	69,972

BALANCES, DECEMBER 31, 2000	29,554,621	30	295,183	—	(6,461)	(61)		(135,079)	153,612
Net loss	—	—	—	—	—	—	$(114,165)	(114,165)	(114,165)
Foreign currency translation adjustment	—	—	—	—	—	(524)	(524)	—	(524)

Total comprehensive loss							$(114,689)

Issuance of common stock upon exercise of stock options	788,869	1	659	—	—	—		—	660
Purchases under Employee Stock Purchase Plan	201,680	—	384	—	—	—		—	384
Issuance of options and warrants in exchange for services	—	—	341	—	—	—		—	341
Deferred compensation expense on vesting acceleration	—	—	234	—	163	—		—	397
Amortization of deferred compensation expense	—	—	—	—	3,123	—		—	3,123
Credit to deferred compensation related to terminated employees	—	—	(2,074)	—	1,341	—		—	(733)

BALANCES, DECEMBER 31, 2001	30,545,170	31	294,727	—	(1,834)	(585)		(249,244)	43,095
Net loss	—	—	—	—	—	—	$(20,866)	(20,866)	(20,866)
Foreign currency translation adjustment	—	—	—	—	—	(91)	(91)	—	(91)

Total comprehensive loss							$(20,957)

Issuance of common stock upon exercise of stock options	446,074	1	421	—	—	—		—	422
Purchases under Employee Stock Purchase Plan	208,243	—	369	—	—	—		—	369
Treasury stock	(717,500)	(1)	—	(796)	—	—		—	(797)
Amortization of deferred compensation expense	—	—	—	—	797	—		—	797
Credit to deferred compensation related to terminated employees	—	—	(2,074)	—	976	—		—	(1,098)

BALANCES, DECEMBER 31, 2002	30,481,987	$31	$293,443	$(796)	$(61)	$(676)		$(270,110)	$21,831

See accompanying notes to consolidated financial statements.

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net loss	$(20,866)	$(114,165)	$(69,829)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense (credit)	(301)	3,128	5,971
Depreciation and amortization	3,183	16,778	14,214
Bad debt expense	686	2,070	2,099
Minority interest	(356)	(249)	(33)
In-process research and development	—	—	1,960
Cumulative effect of change in accounting principle	974	—	—
Impairment of goodwill and intangible assets	5,713	50,983	—
Impairment of investments	543	3,434	—
Loss on sale of short term investments	207	—	—
Loss on disposal of property and equipment, net	312	4,368	—
Other non-cash items	(762)	—	—
Changes in operating assets and liabilities, net of effect of acquisition:
Accounts receivable	1,345	2,355	(6,503)
Other current assets and other assets	3,242	1,267	655
Accounts payable and accrued liabilities	(3,952)	(9,900)	8,866
Accrued restructuring	(2,335)	2,335	—
Deferred revenue	1,066	5,341	(305)

Net cash used in operating activities	(11,301)	(32,255)	(42,905)

Cash flows from investing activities:
Purchases of property and equipment	(354)	(3,081)	(8,307)
Proceeds from sales of property and equipment	—	2,915	—
Sales of short-term investments	555	—	—
Acquisitions, net of cash acquired	—	—	(17,882)
Purchase of investments	—	—	(3,988)
Proceeds from sale of Interface product line	—	—	1,900

Net cash provided by (used in) investing activities	201	(166)	(28,277)

Cash flows from financing activities:
Repayments of borrowings	(660)	(600)	(1,579)
Repurchase of common stock	(796)	—	—
Proceeds from issuance of common stock	790	1,044	85,899

Net cash provided by (used in) financing activities	(666)	444	84,320

Effect of exchange rate fluctuations	(91)	(524)	(114)
Net (decrease) increase in cash and cash equivalents	(11,857)	(32,501)	13,024
Cash and cash equivalents, beginning of year	41,067	73,568	60,544

Cash and cash equivalents, end of year	$29,210	$41,067	$73,568

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$15	$116	$132

Cash paid during the year for taxes	$20	$27	$93

Non-cash investing and financing activities:
Issuance of warrants and options for debt issuance costs or equity offering costs	$—	$—	$1,027

See accompanying notes to consolidated financial statements.

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2002, 2001 and 2000

(1)  Organization

Tumbleweed Communications Corp. (“Tumbleweed” or “we”) is a provider of secure messaging applications for businesses and government organizations using the Internet. Tumbleweed enables businesses to share sensitive information via e-mail with customers, business partners, and suppliers, transforming e-mail into a tool for enhancing communication and increasing productivity. By deploying our secure messaging solutions, businesses improve their ability to enhance customer service, automate traditional paper and voice-based processes, enable secure collaboration with partners, comply with government and company policies to limit liability, enhance employee productivity, and prevent network disruption.

(2)  Summary of Significant Accounting Policies

Basis of Presentation and Consolidation Policy

The accompanying consolidated financial statements include the accounts of Tumbleweed and its subsidiaries. The results of operations for our majority-owned subsidiary in Japan, Tumbleweed Communications KK have been included in Tumbleweed’s consolidated statements of operations except for the period from January 1, 2000 to March 31, 2000, when it was an investment accounted for under the equity method. Tumbleweed Communications KK ceased operations in August 2002 and formally declared bankruptcy in December 2002. The results of operations for our wholly owned subsidiary, Interface Systems, Inc. (“Interface”) have been included commencing September 1, 2000, the effective date of its acquisition.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with remaining maturities of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of cash equivalents and accounts receivable. Our cash equivalents generally consist of money market funds with qualified financial institutions. To reduce credit risk with accounts receivable, we perform periodic evaluations of our customers’ financial conditions and, when necessary, maintain allowances for credit losses. No single customer comprised 10% or more of our accounts receivable balance at December 31, 2002. For 2002, 2001, and 2000, respectively, no single customer comprised 10% or more of our revenue.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful life of the asset, generally 2 to 5 years for computers, software, furniture, and equipment; and the shorter of the estimated useful life of the asset or the remaining lease term for leasehold improvements. Equipment under capital lease is amortized over the shorter of the estimated useful life of the asset or the lease term. During 2001, we revised the estimated useful lives of certain assets based on changes in the planned usage of those assets. We recorded depreciation expense of $3.2 million, $4.6 million, and $2.6 million for 2002, 2001, and 2000, respectively.

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maintenance and repairs are recorded as expenses as incurred. Renewals and betterments that materially extend the lives of assets are capitalized and depreciated. Upon disposal, the assets’ cost and accumulated depreciation are removed from the balance sheet and any resulting gain or loss is recorded in our consolidated statement of operations.

Capitalized Software

Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility in the form of a working model has been established. To date, capitalized costs for our software development have not been material.

Other Investments

During 2000, we made investments in two non-publicly traded companies of $977,000 and $3.0 million. The investments were carried at cost as we hold less than 20% of the voting equity and do not have the ability to exercise significant influence. The investments were included in other assets in the accompanying balance sheet at December 31, 2001. We monitored these investments for impairment and made appropriate reductions in carrying values when necessary. We recorded expenses of $543,000 and $3.4 million in 2002 and 2001, respectively, to recognize an other-than-temporary impairment in the value of these investments. As of December 31, 2002 we had no remaining assets on our balance sheet relating to these investments. One of the investee companies provided services to us in the amount of approximately $0, $633,000 and $542,000 for 2002, 2001 and 2000, respectively.

Goodwill and Intangible Assets

Goodwill and intangible assets relating to purchase business combinations are recorded at cost less accumulated amortization. Up until December 31, 2001 goodwill and intangible assets relating to purchase business combinations were amortized on a straight-line basis over their estimated useful lives ranging from one to five years. In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 142, Goodwill and Other Intangible Assets. SFAS 142 requires that goodwill and intangible assets be tested for impairment at least annually in accordance with the provisions of SFAS 142. We adopted the provisions of SFAS 142 on January 1, 2002. In connection with SFAS 142’s transitional goodwill impairment evaluation, we assessed whether there was an indication that goodwill recorded in connection with our acquisition of Tumbleweed Communications KK, our majority-owned subsidiary in Japan, was impaired as of the date of adoption. To accomplish this, we determined the carrying value of our reporting unit by assigning our assets and liabilities, including the existing goodwill and intangible assets, to our reporting unit as of the date of adoption. As our Tumbleweed Communications KK reporting unit’s carrying amount exceeded its fair value, indicating that Tumbleweed Communications KK’s goodwill might be impaired, we performed the second step of the transitional impairment test. In the second step, we compared the implied fair value of Tumbleweed Communications KK’s goodwill, determined by allocating Tumbleweed Communications KK’s fair value to all of its assets (recognized and unrecognized) and liabilities to its carrying amount, both of which were measured as of the date of adoption. A transitional impairment loss of $974,000 was recognized as the cumulative effect of a change in accounting principle in our consolidated statement of operations.

During the six months ended June 30, 2002, Tumbleweed Communications KK experienced a sustained decline in operations. As a result, we reevaluated our future prospects in Japan and decided to transition to an indirect sales distribution model in Japan. As of June 30, 2002, we determined that our goodwill was impaired and wrote-off the $5.7 million remainder of the goodwill balance. During the three months ended September 30, 2002, we began the liquidation of Tumbleweed Communications KK. As a result of the liquidation of

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tumbleweed Communications KK, during the three months ended September 30, 2002, we recorded an operating expense of $377,000 related to the write-off of the remaining net assets of Tumbleweed Communications KK and our eighty percent equity position in Tumbleweed Communications KK. Tumbleweed Communications KK ceased operations in August 2002 and formally declared bankruptcy in December 2002.

The following table presents net loss and loss per share information for the years ended December 31, 2001 and 2000, adjusted to exclude the amortization related to goodwill that will no longer be amortized under SFAS 142:

	2002	2001	2000
Net loss as reported	$(20,866)	$(114,165)	$(69,829)
Add: amortization of goodwill	—	9,668	9,530

Net loss pro forma	$(20,866)	$(104,497)	$(60,299)

Basic and diluted net loss per share	$(0.68)	$(3.78)	$(2.51)
Amortization of goodwill—basic and diluted	—	.32	.34

Basic and diluted pro forma net loss per share	$(0.68)	$(3.46)	$(2.17)

Revenue Recognition

We derive our revenue from two sources (i) product and intellectual property, or IP, revenue, which includes license and transaction fees, patent license agreement fees, the sale of distribution rights, and hosting arrangements; and (ii) services revenue, which includes support and maintenance, consulting, and training fees. As described below, significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if our management made different judgments or utilized different estimates.

We typically offer our software products under a perpetual license model. In addition, we offer or have offered our products under a transaction-based model, under which fees were based on the volume of transactions or contractual minimum volumes; patent license agreements, whereby licensees gain access to one or more of our patents for the duration of the patent(s) in exchange for a licensing and/or transaction fee; distribution rights; and hosting arrangements which require customers to pay a one-time fee for the right to use our software and services over a limited time.

We apply the provisions of Statement of Position (“SOP”) 97-2, Software Revenue Recognition, and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Arrangements, which generally requires revenue recognized from software arrangements to be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, consulting, training, installation, or support and maintenance. Fair values are based upon vendor specific objective evidence. If such evidence does not exist for delivered elements, we record revenue using the residual method. If such evidence does not exist for undelivered elements, all revenue from the arrangement is deferred until such time that evidence of fair value does exist, or until all elements of the arrangement are delivered, or revenue is recorded ratably if the only undelivered element is support and maintenance.

We recognize revenue from perpetual licenses upon shipment when the following criteria are met: (i) persuasive evidence of an arrangement exists, based on an executed contract and non-binding purchase order; (ii) the product has been delivered, generally to a common carrier or by electronic distribution; (iii) the fee is fixed and determinable; and (iv) collection of the resulting receivable is probable.

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transaction revenue is recognized based on payment schedules or transaction reports from our customers. A number of our contracts include minimum transaction volume requirements. In these cases, the minimum guaranteed revenue is recognized when fees are due and payable during those months where transaction volume does not exceed the designated minimums.

We recognize revenue from patent license agreements and from the sale of distribution rights when (i) the patent license or distribution agreement is executed, (ii) the amounts due are fixed, determinable, and billable, and (iii) collection of the resulting receivable is probable.

Hosting arrangements require customers to pay a one-time fee for the right to use our software and services. We recognize revenue from hosting arrangements ratably over the service period because the customer does not have the right to take the software. We discontinued our hosting offering during the three months ended September 30, 2002.

Customers generally purchase at least one-year of support and maintenance together with each perpetual license. Support and maintenance is sold as a percentage of the list price of the software product. Renewals of support and maintenance in future years are also sold as a percentage of the software product’s list price. Under a support and maintenance agreement, customers receive on-going support and, in some instances, the right to receive future updates and upgrades of our products during the term of the agreement. Revenue from support and maintenance is recognized ratably over the period the support is provided.

Installation by Tumbleweed of our products is not considered essential to the functionality of our products, as these services do not alter the products’ capabilities, do not require any specialized skills, and may be performed by the customer or by third parties. Services revenue related to installation is generally recognized on a time and materials basis, except for when specific acceptance criteria exists. When specific acceptance criteria exists, we recognize revenue upon customer acceptance.

When licenses are sold together with consulting services, license fees are recognized upon delivery, provided that (i) the revenue recognition criteria set forth above for perpetual licenses have been met, (ii) payment of the license fees is not dependent upon the performance of the consulting and implementation services, and (iii) the services are not essential to the functionality of the software. For arrangements that do not meet the above criteria, both the product license revenues and services revenues are recognized under the percentage of completion contract method in accordance with the provisions of SOP 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts. Other consulting engagements are generally on a time and materials basis, for which revenue is recognized as the services are performed. For fixed dollar consulting contracts with milestones or acceptance provisions, revenue is recognized upon completion of a milestone or acceptance, if applicable. Losses on fixed-dollar contracts are recognized during the period in which the loss first becomes evident. Contract losses are determined to be the amount by which the estimated total costs of the contract exceeds the total fixed dollar of the contract.

Training revenue is recognized as the training is provided.

We assess collectibility based on a number of factors, including past transaction history with the customer and the creditworthiness of the customer. We do not request collateral from our customers. If we determine that collection of a fee is not probable, we defer the fee and recognize revenue upon receipt of cash. For contracts with extended payment terms, we recognize revenue as payments become due from the customer.

Revenue from the reseller channel is recognized upon software shipment, the execution of a distribution agreement with the reseller, and the receipt of substantive identification of the end-user customer.

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Tumbleweed typically grants its customers a warranty which guarantees that its products will substantially conform to its current specifications for 60 days from the delivery date. Services to be provided under a warranty are consistent with the services performed under support and maintenance purchased by almost all of Tumbleweed’s customers. Tumbleweed provides for the estimated cost of product and service warranties based on specific warranty claims received, provided that it is probable that a liability exists, and provided the cost to repair or otherwise satisfy the claim can be reasonably estimated. The amount of the reserve recorded is equal to the costs to repair or otherwise satisfy the claim. Historically, costs related to warranty claims not covered by a support and maintenance agreement have not been significant.

Advertising

We expense advertising costs as incurred. Total advertising expense was $21,000, $527,000, and $450,000 for 2002, 2001, and 2000, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce deferred tax assets to an amount whose realization is more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock-Based Compensation

We account for our stock-based compensation arrangements for employees using the intrinsic-value method pursuant to Accounting Principles Board Opinion (“APB”) 25, Accounting for Stock Issued to Employees. As such, compensation expense is recorded for fixed plan stock options on the date of grant when the fair value of the underlying common stock exceeds the exercise price for stock options or the purchase price for issuance or sales of common stock. Expense associated with stock-based compensation is being amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in FASB Interpretation 28. Options granted to consultants and other non-employees are considered compensatory and are accounted for at fair value pursuant to SFAS 123, Accounting for Stock-Based Compensation. We have recorded deferred stock compensation expense of approximately $0, $0 and $4.0 million, for the difference at the grant date between the exercise price and the fair value of the common stock underlying the options granted in 2002, 2001 and 2000, respectively. Amortization of deferred stock compensation expense of approximately $(301,000), $3.1 million and $6.0 million was recognized in 2002, 2001 and 2000, respectively. The credit to stock-based compensation expense in 2002 was the result of the termination of certain employees whose options had not yet vested, in excess of continued amortization.

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Had compensation expense for our stock-based compensation plan been determined consistent with the fair value approach set forth in SFAS 123, our net losses for 2002, 2001, and 2000, would have been as follows (in thousands, except per share amounts):

	2002	2001	2000
Net loss as reported	$(20,866)	$(114,165)	$(69,829)
Add: Stock-based compensation expense (credit) included in net loss	(301)	3,128	5,971
Less: Total stock-based compensation determined under fair value based method for all awards	(1,618)	(12,616)	(20,742)

Net loss pro forma	$(22,785)	$(123,653)	$(84,600)

Basic and diluted net loss per share as reported	$(0.68)	$(3.78)	$(2.51)

Basic and diluted net loss per share pro forma	$(0.74)	$(4.10)	$(3.04)

For purposes of computing pro forma net loss, the fair value of each option grant and stock purchases under the Purchase Plan is estimated on the date of grant using a Black-Scholes option pricing model. The assumptions used to value the option grants and purchase rights are stated as follows:

	Years Ended December 31,
	2002	2001	2000
Stock options:
Expected life	4.0 years	3.0 years	3.0 years
Volatility	146%	100%	100%
Risk-free interest rate	3.46%	4.55%	6.17%
Dividend yield	0%	0%	0%
Purchase plan options:
Expected life	0.5 year	0.5 year	0.5 year
Volatility	102%	100%	100%
Risk-free interest rate	1.72%	3.55%	6.39%
Dividend yield	0%	0%	0%

Net Loss Per Share

Basic and diluted net loss per common share are presented in conformity with SFAS 128, Earnings Per Share, for all periods presented. In accordance with SFAS 128, basic net loss per common share has been computed using the weighted average number of shares of common stock outstanding during the period, less shares subject to repurchase.

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share amounts):

	Years Ended December 31,
	2002	2001	2000
Net loss before cumulative effect of change in accounting principle	$(19,892)	$(114,165)	$(69,829)
Cumulative effect of change in accounting principle	974	—	—

Net loss	$(20,866)	$(114,165)	$(69,829)

Basic and diluted:
Weighted average shares of common stock outstanding	30,591	30,179	27,829
Shares of restricted stock subject to repurchase	(2)	(8)	—

Weighted average shares used in computing basic and diluted net loss per common share	30,589	30,171	27,829

Net loss per share before cumulative effect of change in accounting principle—basic and diluted	$(0.65)	$(3.78)	$(2.51)
Cumulative effect of change in accounting principle per share—basic and diluted	(0.03)	—	—

Net loss per share—basic and diluted	$(0.68)	$(3.78)	$(2.51)

We exclude potentially dilutive securities from our diluted net loss per share computation when their effect would be antidilutive to net loss per share amounts. The following potential common shares were excluded from our net loss per share computation (in thousands):

	Years Ended December 31,
	2002	2001	2000
Warrants and options excluded for which the exercise price was less than the average fair market value of our common stock during the period but were excluded as inclusion would decrease our net loss per share	1,030	1,587	4,098
Warrants and options excluded due to the exercise price exceeding the average fair market value of our common stock during the period	7,163	4,808	514
Common shares excluded as the common stock is subject to repurchase at the original purchase price	2	8	—

Total potential common shares excluded from diluted net loss per share	8,195	6,403	4,612

Fair Value of Financial Instruments

The fair value of our cash, cash equivalents, accounts receivable, accounts payable and equipment loan facilities approximate their carrying values due to the short maturity or variable-rate structure of those instruments.

Deferred Revenue and Accounts Receivable

The company records as deferred revenue any billed amounts due from customers in excess of revenues recognized. Advance payments are also recorded as deferred revenue until the products are shipped, services are delivered, or obligations are met. Accounts receivable includes amounts due from customers for which revenue has been recognized or amounts are legally due. We evaluate the collectibility of our accounts receivable based

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on a combination of factors. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations to us, we record a specific allowance against amounts due to us, and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are outstanding, industry and geographic concentrations, the current business environment and our historical experience. If all collection efforts have been exhausted, we write-off the receivable against the allowance.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Specifically, there are significant judgments related to our allowance for doubtful accounts, the valuation of long-term assets, and revenue recognition. Actual results could differ from those estimates.

Foreign Currency

The functional currency for each foreign subsidiary is its respective local currency. Accordingly, all assets and liabilities related to these operations are translated at the current exchange rates at the end of each period. The resulting cumulative translation adjustments are recorded directly to the accumulated other comprehensive income (loss) account in stockholders’ equity. Revenues and expenses are translated at average exchange rates in effect during the period. Foreign currency transaction gains and losses are included in the results of operations. At December 31, 2002 and 2001, no foreign currency transactions were hedged.

Impairment of Long-Lived Assets

We review our long-lived assets, including goodwill and intangible assets prior to our January 1, 2002 adoption of SFAS 142, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets, generally using discounted net cash flows. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell.

In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of SFAS 121. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion 30 for the disposal of a segment of a business. By broadening the presentation of discontinued operations to include more disposal transactions, SFAS 144 enhances companies’ ability to provide information that helps financial statement users to assess the effects of a disposal transaction on the ongoing operations of an entity. We adopted SFAS 144 as of January 1, 2002. The adoption of SFAS 144 did not have a material impact on our financial position or results of operations.

Reclassification

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. We are required to adopt the provisions of SFAS 143 as of January 1, 2003. We do not expect the adoption of SFAS 143 to have a material impact on our financial position or results of operations.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with an exit or disposal activity. SFAS 146 nullifies Emerging Issues Task Force (“EITF”) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB’s conceptual framework. In contrast, under EITF Issue 94-3, a company recognized a liability for an exit cost when it committed to an exit plan. SFAS 146 also established fair value as the objective for initial measurement of liabilities related to exit or disposal activities. We are required to adopt the provisions of SFAS 146 as of January 1, 2003. We do not expect the adoption of SFAS 146 to have a material impact on our financial position or results of operations.

In November 2002, the EITF reached a consensus on Issue 00-21 (EITF 00-21), Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue-generating activities. We are required to adopt the provisions of EITF 00-21 as of January 1, 2004. We do not expect the adoption of EITF 00-21 to have a material impact on our financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. We adopted the disclosure provisions of FIN 45 effective December 31, 2002 and we do not expect the adoption of the recognition/measurement requirements of FIN 45 to have a material impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and APB Opinion 28, Interim Financial Reporting, to require disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS 148 does not amend SFAS 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS 123 or the intrinsic value method of APB Opinion 25. As allowed by SFAS 123, we have elected to continue to utilize the accounting method prescribed by APB Opinion 25 and have adopted the disclosure requirements of SFAS 123 and SFAS 148 as of December 31, 2002.

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)  Business Combinations

Worldtalk Communications Corporation

On January 31, 2000, we completed our acquisition of Worldtalk Communications Corp. (“Worldtalk”). Under the terms of the merger agreement, each Worldtalk share of common stock has been converted into 0.26 of a share of our common stock. A total of 3,798,398 shares of our common stock were exchanged for 14,609,374 shares of Worldtalk common stock. The business combination was accounted for as a pooling of interests and, accordingly, our historical financial statements have been restated to include the accounts and results of operations of Worldtalk.

Interface Systems, Inc.

On September 1, 2000, we acquired Interface Systems, Inc. (“Interface”). The acquisition was accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. Since September 1, 2000, Interface’s results of operations have been included in our Consolidated Statements of Operations. The fair value of the intangible assets was determined based upon a valuation using a combination of methods, including a cost approach for the assembled workforce, and an income approach for the core technology. The purchase price of $77.1 million consisted of an exchange of 1,249,210 shares of our common stock with a fair value of $64.2 million, assumed stock options with a fair value of $7.9 million, cash paid of $2.0 million, and other acquisition related expenses of $2.9 million consisting primarily of payments for investment banker’s fees, legal fees, accounting fees, and printer fees.

(4)  Financial Statement Components

A summary of cash and cash equivalents as of December 31, 2002 and 2001 follows (in thousands):

	2002	2001
Cash	$4,460	$1,596
Money market mutual funds	24,750	39,471

Cash and cash equivalents	$29,210	$41,067

A summary of property and equipment as of December 31, 2002 and 2001 follows (in thousands):

	2002	2001
Office furniture	$1,987	$2,150
Computers and equipment	7,311	9,151
Leasehold improvements	735	1,200

	10,033	12,501
Less accumulated depreciation	(8,239)	(7,566)

	$1,794	$4,935

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of goodwill and other intangible assets as of December 31, 2002 and 2001 follows (in thousands):

	2002	2001
Goodwill	$—	$13,459
Less accumulated amortization	(—)	(6,772)

	$—	$6,687

A summary of accrued liabilities as of December 31, 2002 and 2001 follows (in thousands):

	2002	2001
Accrued compensation	$2,146	$3,965
Accrued professional fees	911	930
Accrued taxes	966	1,594
Other	1,211	1,612

	$5,234	$8,101

Other income, net consisted of the following (in thousands):

	Years Ended December 31,
	2002	2001	2000
Interest income	$577	$1,959	$3,512
Interest expense	(11)	(117)	(160)
Other, net	150	282	34

	$716	$2,124	$3,386

Allowance for Doubtful Accounts

Description	Balance at Beginning of Period	Additions		Deductions	Balance at End of Period
Allowance for doubtful accounts:		(a	)	(b )
Year Ended December 31, 2000	$816	2,099		(1,790)	$1,125
Year Ended December 31, 2001	$1,125	2,070		(1,210)	$1,985
Year Ended December 31, 2002	$1,985	686		(613)	$2,058

(a)	Additions relate to bad debt expense
(b)	Deductions relate to write-offs of specific accounts receivable, net of recoveries.

(5)  Restructuring

In January 2001, our Board of Directors approved a restructuring program. This restructuring program was intended to align our cost structures with our company-wide focus on customer service, sales, and research and development. The restructuring involved consolidating our facilities in the U.S. and closing sales offices in Paris, France; Chatsworth, Australia; and Stockholm, Sweden, realigning our professional services organization, and reducing headcount in most areas of our business. The reduction in force involved approximately 100 employees

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and total charges incurred as a result of the restructuring were $4.7 million during 2001, which includes charges related to vacating leased facilities domestically and abroad.

Restructuring charges expensed during 2001 were comprised of the following:

Employee separation	$2,642
Facilities charges and other	2,368
Stock compensation credit, net	(336)

Total restructuring charges	$4,674

Employee separation for approximately 100 employees included severance pay and medical and other benefits. The restructuring charges were partially offset by a non-cash credit related to previously recorded stock-based compensation on unvested options held by terminated employees. All employee separation costs were paid in 2001. During the quarter ended March 31, 2002, we made lease settlement payments of $2.3 million on facilities no longer required primarily due to the reduction in headcount. As of December 31, 2002, we had no remaining liabilities relating to the restructuring expenses we recorded in 2001.

Merger related and restructuring expenses for the year ended December 31, 2000 totaling approximately $10.8 million were recorded in connection with the acquisition of Worldtalk and are primarily comprised of investment banker’s fees, legal fees, severance payments and accounting and printer fees.

(6)  Goodwill Impairment

During the three months ended March 31, 2001, we performed an impairment assessment of the identifiable intangible assets and goodwill recorded in connection with the acquisition of Interface Systems, Inc. The assessment was performed primarily due to changes in the economy, the overall decline in the industry growth rate, and our lower actual and projected operating results including that of the business acquired from Interface. Our assessment was supported by the significant sustained decline in our stock price since the valuation date of the shares issued in the Interface acquisition. As a result of the assessment, we recorded a $51.0 million impairment charge to reduce goodwill and other intangible assets to their estimated fair value. The charge was based upon the estimated discounted cash flows over the remaining useful life of the goodwill and other intangible assets using a discount rate of 15%. The assumptions supporting the cash flows, including the discount rate, were determined using our best estimates as of March 31, 2001. The remaining intangible assets were amortized in full over their remaining useful life during 2001. The impairment consisted of the following charge (in thousands):

Goodwill	$49,210
Developed and core technology	1,127
Acquired workforce	646

Total impairment	$50,983

We adopted the provisions of SFAS 142, Goodwill and Other Intangible Assets, on January 1, 2002. In connection with SFAS 142’s transitional goodwill impairment evaluation, we assessed whether there was an indication that goodwill recorded in connection with our acquisition of Tumbleweed Communications KK, our majority-owned subsidiary in Japan, was impaired as of the date of adoption. To accomplish this, we determined the carrying value of our reporting unit by assigning our assets and liabilities, including the existing goodwill and intangible assets, to our reporting unit as of the date of adoption. As our Tumbleweed Communications KK

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reporting unit’s carrying amount exceeded its fair value, indicating that Tumbleweed Communications KK’s goodwill might be impaired, we performed the second step of the transitional impairment test. In the second step, we compared the implied fair value of Tumbleweed Communications KK’s goodwill, determined by allocating Tumbleweed Communications KK’s fair value to all of its assets (recognized and unrecognized) and liabilities to its carrying amount, both of which were measured as of the date of adoption. A transitional impairment loss of $974,000 was recognized as the cumulative effect of a change in accounting principle in our consolidated statement of operations.

During the six months ended June 30, 2002, Tumbleweed Communications KK experienced a sustained decline in operations. As a result, we reevaluated our future prospects in Japan and decided to transition to an indirect sales distribution model in Japan. As of June 30, 2002, we determined that our goodwill was impaired and wrote-off the $5.7 million remainder of the goodwill balance. During the three months ended September 30, 2002, we began the liquidation of Tumbleweed Communications KK. As a result of the liquidation of Tumbleweed Communications KK, during the three months ended September 30, 2002, we recorded an operating expense of $377,000 related to the write-off of the remaining net assets of Tumbleweed Communications KK and our eighty percent equity position in Tumbleweed Communications KK. Tumbleweed Communications KK ceased operations in August 2002 and formally declared bankruptcy in December 2002.

(7)  Related Party Transactions

Loan to Douglas A. Sabella

At December 31, 2002, Tumbleweed had a loan outstanding with a combined principal and accrued interest balance of approximately $154,000 to Mr. Sabella, Tumbleweed’s President and Chief Operating Officer at the time, as well as a member of Tumbleweed’s Board of Directors at the time. Mr. Sabella’s loan was entered into on September 19, 2001, and is evidenced by a full recourse promissory note with the full principal amount and all accrued interest due in five years. The loan was made in order to help retain Mr. Sabella, and Mr. Sabella used the loan for purposes other than to purchase Tumbleweed stock. The promissory note is secured by shares of Tumbleweed’s common stock and stock options to purchase shares of Tumbleweed’s common stock that Tumbleweed issues to Mr. Sabella, as well as the proceeds associated with such securities. Interest on Mr. Sabella’s loan is at a rate of 7% per annum which we believe to be the market rate at the time of the loan. Principal and interest obligations under this loan will be forgiven ratably over a period of five years beginning on the effective date of the loan, unless Mr. Sabella’s employment with Tumbleweed as an executive officer is terminated for any reason, in which case such ratable loan forgiveness shall cease.

Loan to Bernard J. Cassidy

At December 31, 2002, Tumbleweed had a loan outstanding with a combined principal and accrued interest balance of approximately $113,000 to Mr. Cassidy, Tumbleweed’s Vice President, General Counsel, and Corporate Secretary. Mr. Cassidy’s loan was entered into on April 2, 2001, and is evidenced by a promissory note with the full principal amount and all accrued interest due in four years. The loan was made in order to help retain Mr. Cassidy, and Mr. Cassidy used the loan for purposes other than to purchase Tumbleweed stock. Interest on Mr. Cassidy’s loan is at a rate of 7% per annum which we believe to be the market rate at the time of the loan.

Loan to Jeffrey C. Smith

At December 31, 2002, Tumbleweed had a loan outstanding with a combined principal and accrued interest balance of approximately $39,000 to Mr. Smith (our Chairman and Chief Executive Officer). Mr. Smith’s loan

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

was entered into on June 7, 2001, and is evidenced by a full recourse promissory note with the full principal amount and all accrued interest due in five years. The loan was made in order to help retain Mr. Smith, and Mr. Smith used the loan for purposes other than to purchase Tumbleweed stock. The promissory note is secured by shares of Tumbleweed’s common stock and stock options to purchase shares of Tumbleweed’s common stock that Tumbleweed issues to Mr. Smith, as well as the proceeds associated with such securities. Interest on Mr. Smith’s loan is at a rate of 7% per annum which we believe to be the market rate at the time of the loan. Principal and interest obligations under this loan will be forgiven ratably over a period of five years beginning on the effective date of the loan, unless Mr. Smith’s employment with Tumbleweed as an executive officer is terminated for any reason, in which case such ratable loan forgiveness shall terminate.

Legal Counsel

Gregory C. Smith, a brother of Jeffrey C. Smith, is a partner of the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, which began providing legal services to Tumbleweed in July 1998. Total fees paid to Skadden, Arps were approximately $679,000, $496,000, and $2.4 million in 2002, 2001, and 2000, respectively, for matters relating to our intellectual property, our lawsuit against The docSpace Company, Inc., Tumbleweed’s follow-on public offering, Tumbleweed’s acquisitions of Worldtalk and Interface, and ongoing general and other litigation matters.

Investment Banking

Curtis H. Smith, a brother of Jeffrey C. Smith, is a Vice President at Credit Suisse First Boston, the lead underwriter of our public offering completed on August 1, 2000 and financial advisor to Tumbleweed in connection with the acquisition of Worldtalk. Credit Suisse First Boston received a customary portion of the aggregate discount and commissions of our public offering completed on August 1, 2000 as set forth on the cover page of that prospectus. Credit Suisse First Boston received a customary fee of approximately $3 million in connection with the Worldtalk acquisition.

Hikari Tsushin

In February 1999 we issued 3,914,989 shares of Series C preferred stock at a price of $3.58 to Hikari Tsushin (“Hikari”), a Japanese company, resulting in gross proceeds to us of approximately $14.0 million. In August 1999, in connection with the initial public offering, Hikari purchased 400,000 shares of common stock at $12.00 per share, resulting in gross proceeds to us of approximately $4.8 million. Hikari owned none of our outstanding common stock as of December 31, 2002 and 2001, respectively.

On March 31, 1999, Tumbleweed Communications KK entered into a one-year License and Distribution Agreement with Hikari. Under the terms of this agreement Tumbleweed Communications KK granted Hikari a perpetual license to use our product and distribution rights to sell our products to third parties for two separate, one-time, non-refundable fees. Also under the terms of this agreement, Hikari began making quarterly, non-refundable prepaid transaction fees beginning on April 1, 1999. The quarterly transaction fees were based on quarterly minimum volume commitments, and were recognized as revenue in the quarter that the amounts were due and payable. We recognized $0, $232,000, and $310,000 in transaction fees from Hikari during 2002, 2001, and 2000, respectively. The transaction fee agreement with Hikari expired on May 31, 2001. We recorded total revenues from Hikari of $0, $232,000, and $514,000 in 2002, 2001, and 2000, respectively.

On August 31, 1999, Tumbleweed Communications KK sold 200 shares of its common stock, representing a 50% ownership interest in Tumbleweed Communications KK, to Hikari for ¥350,000,000 (which approximated

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$3.2 million as of August 31, 1999). Following Hikari’s investment, Hikari and Tumbleweed had equal board representation in Tumbleweed Communications KK. As a result of the equity transaction and the change in board constituency, we no longer believed we had control of Tumbleweed Communications KK. Consequently, beginning September 1, 1999 we began accounting for our investment in Tumbleweed Communications KK on the equity method of accounting rather than the consolidation method. Because Tumbleweed Communications KK sold shares to Hikari, our share of the book value of Tumbleweed Communications KK’s net assets exceeded the carrying amount of the investment by $1.49 million. As a result we recorded $1.49 million in additional paid-in capital in 1999.

On May 15, 2000, we repurchased 5% of the outstanding shares of Tumbleweed Communications KK’s common stock from Hikari for ¥70,000,000 (which approximated $645,000 as of May 15, 2000), increasing our ownership interest in Tumbleweed Communications KK to 55% and resumed consolidating the Japanese subsidiary effective April 1, 2000. On August 29, 2000, we repurchased an additional 25% of the outstanding shares of the jointly owned Japanese subsidiary for approximately $13.8 million, increasing our ownership position to 80%. We recorded approximately $13.5 million of goodwill as a result of these transactions.

During the three months ended March 31, 2000, we recorded revenues from Tumbleweed Communications KK of approximately $367,000.

Other related party transactions

In July 1999, in exchange for marketing and publicity services, we issued a warrant to a customer to acquire 100,000 shares of our common stock. The warrant is exercisable immediately in three tranches: 50,000 shares at an exercise price of $20 per share; 25,000 shares at an exercise price of $30 per share; and 25,000 shares at an exercise price of $40 per share. In June 1999, we entered into a license agreement and a consulting agreement with this customer and recorded revenues of approximately $260,000, $408,000, and $567,000 in 2002, 2001, and 2000, respectively, and deferred revenues of approximately $210,000 and $156,000 as of December 31, 2002 and 2001, respectively. The total amount due from this customer was approximately $42,000 and $373,000 and total amount due from us to this customer was $0 and $0 as of December 31, 2002 and 2001, respectively.

(8)  Debt

Debt at December 31, 2002 and 2001 consisted of the following (in thousands):

	December 31,
	2002	2001
Equipment loan facilities	$27	$322
Capital leases	6	32

Total debt	33	354
Less current portion	(33)	(345)

Total long-term portion	$—	$9

In July 1998, we entered into a debt agreement with a bank, which includes a $750,000 equipment loan facility. In June 1999, we obtained a second equipment loan facility in the amount of $1.0 million with the same bank. The first equipment loan in the amount of $750,000 expired in December 2001 and the second equipment loan in the amount of $1.0 million expired in December 2002. Borrowings under both equipment loan facilities bear interest at prime rate plus 0.75%, are due and payable in 36 equal monthly installments and are secured by certain of our assets. The weighted average interest rate for the equipment loans was 5.48%, 8.21%, and 10.00%,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for 2002, 2001, and 2000, respectively. At December 31, 2002 the equipment loan has aggregate maturities of $27,000 that were paid in full in January 2003.

(9)  Income Taxes

The amount of income tax expense recorded for 2002, 2001, and 2000 differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income as a result of the following (in thousands):

	2002	2001	2000
Statutory federal income tax benefit	$(7,076)	$(38,764)	$(23,615)
State income tax	48	12	10
Foreign income tax expense	6	141	366
Net operating loss, not utilized	5,100	18,161	19,657
Goodwill amortization and other permanent differences	1,976	20,603	3,957

Income tax expense	$54	$153	$375

The types of temporary differences that give rise to significant portions of our deferred tax assets and liabilities as of December 31, 2002 and 2001, are presented below (in thousands):

	2002	2001
Net operating loss carryforwards	$75,615	$66,947
Tax credit carryforwards	4,556	4,735
Reserves and accruals not currently deductible	2,179	2,410
Deferred stock compensation	—	2,631
Deferred research and development costs	288	802
Restructuring	4	2,064

Total deferred tax assets	82,642	79,589
Less: valuation allowance	(82,047)	(78,171)

Net deferred tax assets	595	1,418
Property and equipment	(595)	(1,418)

Net deferred tax assets (liabilities)	$—	$—

We are unable to conclude that it is more likely than not that deferred tax assets in excess of deferred tax liabilities will be realized and therefore, have established a valuation allowance against our net deferred tax assets. The valuation allowance of $78,171,000 at December 31, 2001, increased by $3,876,000 to $82,047,000 at December 31, 2002. Included in the December 31, 2002 valuation allowance is approximately $15,066,000 related to the exercise of stock options, which will be credited to stockholders’ equity when realized for tax purposes.

As of December 31, 2002, we have net operating loss carryforwards for Federal and California income tax purposes of approximately $205,392,000 and $64,224,000, respectively, available to reduce future income subject to income taxes. The federal net operating loss carryforwards will expire in the years 2007 through 2022 and the California net operating loss carryforwards expire in the years 2004 through 2013.

As of December 31, 2002, we also have research and development tax credit carryforwards for Federal and California income tax return purposes of approximately $3,030,000 and $2,232,000, respectively, available to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reduce future income taxes. We also have California Manufacturing Credit carryforwards of $114,000. The Federal research and development tax credit will expire in years 2007 through 2022. The California research and development tax credit carries forward indefinitely.

Our ability to utilize the net operating losses and tax credit carryforwards in the future may be subject to substantial restriction in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code and similar state tax law.

(10)  Stockholders’ Equity

Under our certificate of incorporation we are authorized to issue 100,000,000 shares of common stock, each with a par value of $.001. As of December 31, 2002 and 2001, respectively, we have 30,481,987 and 30,545,170 shares issued and outstanding. We are also authorized to issue 10,000,000 shares of preferred stock, each with a par value of $.001. We have zero preferred shares issued and outstanding as of December 31, 2002 and 2001, respectively.

In August 1999, we sold 4,219,592 shares of our common stock (of which 219,592 shares were sold pursuant to the Underwriters’ over-allotment option) through our initial public offering (IPO). Net proceeds from the offering were approximately $45.8 million after deducting the underwriting discount and other offering expenses. At the time of the IPO, all of our outstanding preferred stock automatically converted into 12,331,434 shares of common stock.

In August 2000, we completed a primary and secondary public offering of 3,000,000 shares of our common stock at a price of $56.00 per share. Of the 3,000,000 shares of common stock, 1,500,000 primary shares were sold by Tumbleweed and 1,500,000 secondary shares were sold by stockholders of Tumbleweed. We did not receive any of the proceeds from shares sold by our stockholders. Net proceeds of approximately $77.9 million were received from the offering of primary shares.

1993 Stock Option Plan

On September 30, 1993, we adopted the 1993 Stock Option Plan (“the Plan”). In 1999, our Board of Directors approved an amendment to the plan to increase the number of shares authorized for issuance by 650,000 shares to a total of 3,768,500 authorized shares. In August 1999, we ceased granting further options under the Plan. Under the Plan, the exercise price for incentive options is at least 100% of the fair market value on the date of grant. The exercise price for nonqualified stock options is at least 85% of the fair market value on the date of grant. Options generally expire in 10 years. Vesting periods are determined by the Board of Directors and generally provide for 25% of the options to vest on the first anniversary date of the grant with the remaining options vesting monthly over the following 36 months.

1999 Omnibus Stock Incentive Plan

The 1999 Omnibus Stock Incentive Plan (“the Incentive Plan”) was approved by stockholders on August 3, 1999, for the benefit of our officers, directors, key employees, advisors and consultants. An aggregate of 7,358,759 shares of common stock is reserved for issuance under the Incentive Plan, which provides for the issuance of stock-based incentive awards, including stock options, stock appreciation rights, limited stock appreciation rights, restricted stock, deferred stock, and performance shares.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1999 Employee Stock Purchase Plan

The 1999 Employee Stock Purchase Plan (“the Purchase Plan”) was approved by stockholders on August 3, 1999, which allows eligible employees to purchase common stock at a discount from fair market value. A total of 500,000 shares of common stock has been reserved for issuance under the Purchase Plan for each fiscal year occurring during the term of the Purchase Plan, which will terminate in 2009. We discontinued the Purchase Plan in 2002.

2000 NSO Incentive Stock Plan

The 2000 NSO Incentive Stock Plan (“the NSO Incentive Plan”) was adopted by our Board of Directors on July 10, 2000. The NSO Incentive Plan qualifies as a “broadly based” plan and is for the benefit of our officers, directors, employees, advisors, and consultants. It provides for the issuance of stock-based incentive awards, including stock options, stock appreciation rights, restricted stock, deferred stock, and performance shares or any combination of such. The options granted under the NSO Incentive Plan are not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986. An aggregate of 4,181,500 shares of common stock are reserved for issuance under the NSO Incentive Plan, which will terminate on July 10, 2010.

Under the terms of the NSO Incentive Plan, the exercise price for stock options is determined by the Board of Directors, Compensation Committee, or Administrator (“Administrator”), generally 100% of the fair market value on the date of grant. The option term is determined by the Administrator, generally no longer than 10 years. Vesting periods are determined by the Administrator and generally provide for 25% of the options to vest on the first anniversary date of the grant with the remaining options vesting monthly over the following 36 months.

Interface Stock Option Plans

On September 1, 2000, we assumed the Interface 1992 Stock Option Plan (“1992 Plan”) and 1993 Stock Option Plan for Non-Employee Directors (“Directors Plan”). The 1992 Plan provided for the grant of both incentive stock options and non-qualified options to officers and key employees at not less than market price on the date of grant as determined by the Board of Directors. Under the 1992 Plan, options generally vest at the rate of 33% per year after one year from the date of grant and have a term of ten years. The Directors Plan provided for the grant to non-employee directors of non-qualified options at market price on the date of grant. The Directors Plan provides for discretionary grants with vesting determined at the time of grant with a term of ten years. A total of 236,000 shares of our common stock were reserved for issuance upon the exercise of stock options assumed in connection with the acquisition of Interface. We registered an additional 304,023 shares for issuance from the 1992 Plan, that was used to grant options to Interface employees at the time of the merger and who remain employed by Tumbleweed. The Directors Plan was terminated upon its assumption by Tumbleweed, and no further options will be granted under it.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of all of our stock option activity follows:

	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price
Balances, December 31, 1999	7,077,463	4,474,587	$9.39
Authorized	1,721,235	—	—
Granted	(5,469,939)	5,469,939	35.48
Exercised	—	(1,234,033)	5.07
Canceled	1,467,530	(1,467,530)	32.79
Expired	(4,169,694)	—	—

Balances, December 31, 2000	626,595	7,242,963	25.01
Authorized	4,450,000	—	—
Granted	(6,895,088)	6,895,088	2.19
Exercised	—	(788,869)	0.84
Canceled	4,451,450	(4,451,450)	22.61
Expired	(67,317)	—	—

Balances, December 31, 2001	2,565,640	8,897,732	10.94
Authorized	1,527,259	—	—
Granted	(5,013,450)	5,013,450	1.61
Exercised	—	(446,074)	0.92
Canceled	3,628,603	(3,628,603)	14.56
Expired	(534,265)	—	—

Balances, December 31, 2002	2,173,787	9,836,505	$5.30

During 2002, 2001, and 2000 we granted 5,013,450, 6,895,088, and 5,469,939 stock options, respectively, with weighted average fair values of $1.33, $2.24, and $28.51 per share, respectively.

The following table summarizes information about stock options outstanding as of December 31, 2002:

Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life (Years)	Number Exercisable	Weighted Average Exercise Price
$ 0.50	76,882	$0.50	5.5	76,882	$0.50
0.77–1.35	3,423,039	1.00	9.7	254,148	0.93
1.39–2.72	1,701,090	1.96	8.7	542,279	2.08
3.03–3.25	1,694,651	3.13	8.3	734,556	3.13
3.31–3.76	1,551,900	3.45	8.9	250,868	3.61
3.86–26.52	896,089	14.80	7.5	532,422	15.99
30.50–38.56	381,478	32.37	7.4	270,002	32.52
42.63–48.25	49,376	45.18	7.3	38,019	44.89
56.63–82.75	12,000	78.40	7.1	8,583	78.18
118.44	50,000	118.44	7.2	48,312	118.44

$ 0.50–118.44	9,836,505	$5.30	8.8	2,756,071	$10.88

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Warrants

In conjunction with various financing arrangements and employment recruitment services provided to us in 1994, 1995, 1998, 1999, and 2001, we issued warrants to purchase an aggregate of approximately 583,113 shares of common stock. As of December 31, 2002 526,613 warrants to purchase common stock remain outstanding, of which 585 expire in July 2003 with an exercise price of $69.62; 4,633 expire in August 2004 with an exercise price of $3.13; 11,858 expire in December 2004 with an exercise price of $2.53; 76,207 expire in Feb 2006 with an exercise price of $2.69; and the remaining 433,330 expire in July 2006 with an exercise price of $26.93.

As a result of the warrants issued in 1999 and 2001, we increased our additional paid-in capital by $341,000 and $616,000 in 2001 and 2000, respectively.

Stock Repurchase Program

In August 2002, our Board of Directors approved a program to repurchase up to $10.0 million of our common stock. Although we are not required to purchase any stock under the program, we may purchase shares either in the open market or in negotiated transactions as market and business conditions warrant. The timing and amount of any shares repurchased is determined by our management based on an evaluation of market conditions and other factors. The purchases are made at current market prices or in negotiated transactions off the market and are funded using our working capital. The repurchase program extends over a twelve month period and may be suspended or discontinued at any time. In October 2002, we adopted a 10b5-1 plan, which allows us to repurchase our stock under our repurchase program during a period in which we are in possession of material non-public information, provided we previously communicated repurchase instructions to our broker at a time when we were not in possession of such material non-public information. The 10b5-1 plan does not increase the aggregate $10.0 million amount authorized for repurchase purposes. During 2002, we repurchased 717,500 shares of our common stock for $796,000.

(11)  Employee Benefit Plan

We have a 401(k) plan that allows eligible employees to contribute a percentage of their compensation, limited to $11,000 ($12,000 for employees over age 50), $10,500, and $10,500 in 2002, 2001, and 2000, respectively. On April 1, 2000, we began matching each eligible employee’s contribution 100% up to 4% of the employee’s salary. Our matching contributions and earnings thereon vested immediately. In April 2002, we discontinued our matching contributions. Our matching contributions to employees’ 401(k) plans totaled approximately $0, $649,000 and $603,000 for 2002, 2001, and 2000, respectively.

(12)  Commitments and Contingencies

(a)  Lease Commitments

We lease our facilities and certain equipment under operating lease agreements. The facilities leases expire at various dates through 2020. In June 1999, we entered into an operating lease covering approximately 40,000 square feet of office space in Redwood City, California. The lease is for a term of five years with current monthly rent payments of approximately $124,000. In September 2000, we leased an additional 42,000 square feet in an adjacent building with a term of five years and subleased this space. We terminated this second lease as of December 31, 2001 and made settlement payments of $2.3 million on this lease in the first quarter of 2002 as a part of the lease termination agreement.

As a result of the Interface acquisition, we assumed an operating lease covering approximately 13,000 square feet of office space in Slough, United Kingdom. The lease is for a term ending in 2020 with

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

current quarterly rent payments of approximately $60,000. This office space is currently subleased to a tenant who is currently providing us with quarterly rent payments of approximately $60,000. The sublease terminates in April 2003 and we are currently attempting to renew the sublease or find a new sublessee.

We also lease certain equipment under a capital lease agreement. This lease expires in 2003.

Future minimum lease payments for operating and capital leases as of December 31, 2002, are as follows (in thousands):

Year Ending December 31,	Operating Leases	Capital Leases
2003	$2,313	$8
2004	1,990	—
2005	368	—
2006	240	—
2007	240	—
Thereafter	2,960	—

Future minimum lease payments	$8,111	8

Less amount representing interest		(2)

		6
Less current portion		(6)

Long-term portion		$—

The amounts above will be offset by sublease payments of $80,000 in 2003.

Total rent expense under operating leases for 2002, 2001, and 2000, was $3.0 million, $3.4 million, and $2.9 million, respectively.

(b)  Contingencies

On July 7, 2000, three complaints were filed by David H. Zimmer, Congressional Securities, Inc. and others against Interface Systems, Inc. (a company Tumbleweed acquired in 2000) and various additional defendants, including Interface’s prior president and chief executive officer, Robert A. Nero. Plaintiffs’ complaint currently seeks compensatory damages for losses resulting from not selling their Interface stock from March 14, 2000 to the end of March 2000 and for losses from purchases of Interface stock from March 14, 2000 through April 12, 2000. In March 2003, the court dismissed all claims against Interface and dismissed all claims against Mr. Nero, except a breach of fiduciary duty claim to the extent that claim arises from Michigan common law. In April 2003, Mr. Nero filed an answer and a counterclaim against Mr. Zimmer and Congressional Securities, Inc. seeking contribution and indemnity. Because Mr. Nero and Interface are parties to an indemnification agreement, Interface may incur vicarious liability if and to the extent that the court awards damages against Mr. Nero in this lawsuit. The accompanying financial statements do not include a reserve for any costs for damages, if any, that might result from this uncertainty as a loss is not probable or estimable. An adverse outcome could significantly harm Tumbleweed’s business and operating results.

In September 2002, we received a letter from Entrust, Inc. indicating that we may be interested in licensing the technology covered by U.S. Patent No. 6,393,568, Encryption and Decryption System and Method with Content Analysis Provision, issued to Entrust. In October 2002, we sent a letter to Entrust indicating that Entrust

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

may be interested in licensing the technology covered by four patents issued to Tumbleweed, namely, U.S. Patent Nos. 6,061,448, Method & System For Dynamic Server Document Encryption, 6,119,137, Distributed Dynamic Document Conversion Server, 6,151,675, Method & Apparatus For Effecting Secure Document Format Conversion, and 6,470,086 Method & Apparatus For Effecting Secure Document Format Conversion. In February 2003, we received a letter from Entrust indicating that we may have an interest in three additional patents issued to Entrust: U.S. Patent Nos. 6,229,894, Method and Apparatus for Access to User-Specific Encryption Information, 6,256,733, Access and Storage of Secure Group Communication Cryptographic Keys, and 6,266,420, Method and Apparatus for Secure Group Communications.

We believe we do not infringe any valid Entrust patent. If we were to conclude based on additional information that some element of our processes are or might be covered by a valid Entrust patent, we might seek to negotiate and obtain a license from Entrust. If we were unwilling or unable to obtain a license from Entrust, we would remain subject to potential liability for patent infringement. Although we will contest any lawsuit by Entrust vigorously, we cannot make assurances that we will prevail if Entrust were to sue us for infringement of any of the Entrust patents. If any portions of our products were found to be infringing a valid Entrust patent, then we would likely be unable to continue to offer those portions of our products found to be infringing. We could also then be required to pay damages for past infringing use, possibly attorneys’ fees, and possibly treble damages. This could have a material adverse effect on our business prospects, financial condition, results of operations, and cash flows. An estimate cannot be made of the amount of any potential loss related to the Entrust patent, and therefore the accompanying consolidated financial statements do not include a reserve for any potential loss.

All costs incurred as a result of these legal proceedings and claim are charged to expense as incurred.

Tumbleweed indemnifies its customers from third party claims of intellectual property infringement relating to the use of its products. Historically, costs related to these guarantees have not been significant and Tumbleweed is unable to estimate the potential impact of these guarantees on its future results of operations.

(13)  Comprehensive Loss

Comprehensive loss includes our net loss as well as foreign currency translation adjustments, recorded net of tax. Comprehensive loss for 2002, 2001, and 2000, respectively, is as follows (in thousands):

	Years Ended December 31,
	2002	2001	2000
Net loss	$(20,866)	$(114,165)	$(69,829)
Other comprehensive loss—translation adjustments	(91)	(524)	(114)

Comprehensive loss	$(20,957)	$(114,689)	$(69,943)

(14)  Segment Information

As defined by SFAS 131, Disclosure About Segments of an Enterprise and Related Information, our chief operating decision-makers are our Chief Executive Officer (“CEO”) and our Chief Operating Officer (“COO”). Our CEO and COO review financial information presented on a consolidated basis accompanied by disaggregated information about revenue by geographic region for purposes of making operating decisions and assessing financial performance. The consolidated financial information reviewed by our CEO and COO is the information presented in the accompanying consolidated statement of operations. We operate in a single reporting segment as our three operating segments, based on geographic regions have similar economic

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

characteristics. During 2002, we transitioned to indirect sales operations in Europe and began the liquidation of Tumbleweed Communications KK in Japan. Tumbleweed Communications KK ceased operations in August 2002 and formally declared bankruptcy in December 2002. Thus, only one operating segment exists at December 31, 2002.

Revenue information regarding operations in the different geographic regions is as follows (in thousands):

	Years Ended December 31,
	2002	2001	2000
North America	$23,490	$22,099	$25,267
Europe	1,631	4,379	7,133
Asia and Australia	404	2,570	4,938

Total revenue	$25,525	$29,048	$37,338

Substantially all of our long-lived assets are located in the United States.

(15)  Subsequent Event

On February 18, 2003, we announced the signing of a definitive merger agreement with Valicert, Inc. (“Valicert”). Pending stockholder and regulatory approvals, we will acquire all of the outstanding shares of Valicert in a stock-for-stock transaction. As approved by the Boards of Directors of each company, the merger calls for each share of Valicert common stock to be exchanged for 0.385 shares of Tumbleweed common stock, or approximately 9.8 million shares, which will represent approximately 24% of Tumbleweed’s outstanding stock post merger. The transaction is expected to close in the second or third quarter of 2003, depending on regulatory review.

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

Unaudited Selected Quarterly Financial Data

(in thousands, except per share data)

Fiscal 2001	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Total revenue	$4,017	$7,679	$8,155	$9,197
Gross profit	965	4,594	5,142	6,389
Operating loss	(83,299)	(14,523)	(11,334)	(3,546)
Net loss	(82,294)	(13,964)	(10,891)	(7,016)
Net loss per share—basic and diluted	$(2.76)	$(0.46)	$(0.36)	$(0.23)
Weighted average shares—basic and diluted	29,800	30,127	30,296	30,461

Fiscal 2002	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Total revenue	$8,094	$5,962	$5,551	$5,918
Gross profit	5,911	4,111	3,955	4,490
Operating loss	(4,778)	(9,683)	(3,009)	(2,541)
Net loss	(5,346)	(9,446)	(3,441)	(2,630)
Net loss per share—basic and diluted	$(0.18)	$(0.31)	$(0.11)	$(0.09)
Weighted average shares—basic and diluted	30,527	30,749	30,682	30,469

Item 14(i)—Changes in and disagreements with accountants on accounting and financial disclosure.

Not applicable.

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	March 31, 2003	December 31, 2002
	(unaudited)
ASSETS

Current Assets:
Cash and cash equivalents	$27,001	$29,210
Accounts receivable, net	4,017	4,764
Other current assets	1,110	1,149

Total current assets	32,128	35,123
Property and equipment, net	1,469	1,794
Other assets	1,519	892

Total assets	$35,116	$37,809

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$1,958	$1,653
Current installments of long-term debt	—	33
Accrued liabilities	4,968	5,234
Deferred revenue	6,643	6,903

Total current liabilities	13,569	13,823
Deferred revenue, excluding current portion	1,915	2,061
Other long-term liabilities	77	94

Total liabilities	15,561	15,978
Stockholders’ equity:
Common stock	31	31
Additional paid-in capital	293,463	293,443
Treasury stock	(796)	(796)
Deferred compensation expense	(32)	(61)
Accumulated other comprehensive loss	(519)	(676)
Accumulated deficit	(272,592)	(270,110)

Total stockholders’ equity	19,555	21,831

Total liabilities and stockholders’ equity	$35,116	$37,809

See accompanying Notes to Condensed Consolidated Financial Statements

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended March 31,
	2003	2002
Revenue:
Product and IP revenue	$2,910	$5,524
Service revenue	2,871	2,570

Total revenue	5,781	8,094
Cost of revenue(1)	1,413	2,183

Gross profit	4,368	5,911
Operating expenses:
Research and development(2)	1,963	3,208
Sales and marketing(3)	3,441	5,616
General and administrative(4)	1,422	1,603
Stock-based compensation	34	262

Total operating expenses	6,860	10,689

Operating loss	(2,492)	(4,778)
Other income, net	14	407

Net loss before provision for taxes	(2,478)	(4,371)
Provision for taxes	4	4

Net loss before cumulative effect of change in accounting principle	(2,482)	(4,375)

Cumulative effect of change in accounting principle	—	974

Net loss	$(2,482)	$(5,349)

Net loss per share before cumulative effect of change in accounting principle—basic and diluted	$(0.08)	$(0.14)
Cumulative effect of change in accounting principle per share—basic and diluted	—	(0.04)

Net loss per share—basic and diluted	$(0.08)	$(0.18)

Weighted average shares—basic and diluted	30,494	30,527

(1)	Exclusive of non-cash stock-based compensation expense of $8 and $77 for the three months ended March 31, 2003 and 2002, respectively.
(2)	Exclusive of non-cash stock-based compensation expense of $5 and $23 for the three months ended March 31, 2003 and 2002, respectively.
(3)	Exclusive of non-cash stock-based compensation expense of $11 and $131 for the three months ended March 31, 2003 and 2002, respectively.
(4)	Exclusive of non-cash stock-based compensation expense of $10 and $31 for the three months ended March 31, 2003 and 2002, respectively.

See accompanying Notes to Condensed Consolidated Financial Statements

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three months ended March 31,
	2003	2002
Cash flows from operating activities:
Net loss	$(2,482)	$(5,349)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	34	262
Depreciation and amortization	359	859
Bad debt expense	31	375
Minority interest	—	(148)
Cumulative effect of change in accounting principle	—	974
Loss on disposal of property and equipment	30	48
Other non-cash items	—	(762)
Changes in operating assets and liabilities:
Accounts receivable	716	952
Other current assets and other assets	(588)	3,113
Accounts payable and accrued liabilities	39	(971)
Accrued restructuring	—	(2,335)
Deferred revenue	(406)	1,822

Net cash used in operating activities	(2,267)	(1,160)
Cash flows from investing activities:
Purchase of property and equipment	(64)	(64)

Net cash used in investing activities	(64)	(64)
Cash flows from financing activities:
Repayments of borrowings and other long-term liabilities	(50)	(200)
Proceeds from issuance of common stock	15	136

Net cash used in financing activities	(35)	(64)
Effect of exchange rate fluctuation	157	3

Net decrease in cash and cash equivalents	(2,209)	(1,285)
Cash and cash equivalents, beginning of period	29,210	41,067

Cash and cash equivalents, end of period	$27,001	$39,782

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$—	$4

See accompanying Notes to Condensed Consolidated Financial Statements

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1)  Organization

The condensed consolidated financial statements included herein have been prepared by Tumbleweed Communications Corp. (“Tumbleweed” or “we”) without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, we believe that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with our audited financial statements and notes thereto included elsewhere.

The unaudited condensed consolidated financial statements included herein reflect all adjustments (which include normal, recurring adjustments) which are, in the opinion of management, necessary to state fairly the financial position of Tumbleweed and its subsidiaries as of March 31, 2003, and the results of operations and cash flows for the three months ended March 31, 2003 and 2002. The results for the three months ended March 31, 2003 and 2002 are not necessarily indicative of the results expected for the full fiscal year.

The accompanying consolidated condensed financial statements include the accounts of Tumbleweed and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(2)  Stock-Based Compensation

We account for our stock-based compensation arrangements for employees using the intrinsic value method pursuant to Accounting Principles Board Opinion (APB) 25, Accounting for Stock Issued to Employees. As such, compensation expense is recorded for fixed plan stock options when the fair value of the underlying common stock on the date of grant exceeds the stock option exercise price or the purchase price for issuance or sales of common stock. Expense associated with stock-based compensation is being amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in Financial Accounting Standards Board (“FASB”) Interpretation 28. In the three months ended March 31, 2003 and 2002, respectively, we recorded no deferred stock compensation expense for the difference at the grant date between the exercise price and the fair value of the common stock underlying the options granted. Amortization of deferred stock compensation expense of approximately $34,000 and $262,000 was recognized in the three months ended March 31, 2003 and 2002, respectively. Options granted to consultants and other non-employees are considered compensatory and are accounted for at fair value pursuant to Statement of Financial Accounting Standards (“SFAS”) 123, Accounting for Stock-Based Compensation.

Had compensation expense for our stock-based compensation plan been determined consistent with the fair value approach set forth in SFAS 123, our net losses for the three months ended March 31, 2003 and 2002, respectively, would have been as follows (in thousands, except per share amounts):

	Three Months Ended March 31,
	2003	2002
Net loss as reported	$(2,482)	$(5,349)
Add: Stock-based compensation expense included in net loss	34	262
Less: Total stock-based compensation determined under fair value based method for all awards	(1,686)	(859)

Net loss pro forma	$(4,134)	$(5,946)

Basic and diluted net loss per share as reported	$(0.08)	$(0.18)

Basic and diluted net loss per share pro forma	$(0.14)	$(0.19)

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For purposes of computing pro forma net loss, the fair value of each option grant and stock purchases under our employee stock purchase plan is estimated on the date of grant using a Black-Scholes option pricing model. Our employee stock purchase plan was discontinued in 2002. The assumptions used to value the option grants and purchase rights are stated as follows:

	Three Months Ended March 31,
	2003	2002
Stock options:
Expected life	4.0 years	4.0 years
Volatility	143%	156%
Risk-free interest rate	4.16%	3.05%
Dividend yield	0%	0%
Purchase plan options:
Expected life	—	0.5 year
Volatility	—	98%
Risk-free interest rate	—	2.06%
Dividend yield	—	0%

(3)  Net Loss Per Share

Basic and diluted net loss per common share are presented in conformity with SFAS 128, Earnings Per Share, for all periods presented. In accordance with SFAS 128, basic net loss per common share has been computed using the weighted average number of shares of common stock outstanding during the period, less shares subject to repurchase.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share amounts):

	Three Months Ended March 31,
	2003	2002
Net loss before cumulative effect of change in accounting principle	$(2,482)	$(4,375)
Cumulative effect of change in accounting principle	—	974

Net loss	$(2,482)	$(5,349)

Basic and diluted:
Weighted average shares of common stock outstanding	30,494	30,528
Shares of restricted stock subject to repurchase	—	(1)

Weighted average shares used in computing basic and diluted net loss per common share	30,494	30,527

Net loss per share before cumulative effect of change in accounting principle—basic and diluted	$(0.08)	$(0.14)
Cumulative effect of change in accounting principle per share—basic and diluted	—	(0.04)

Net loss per share—basic and diluted	$(0.08)	$(0.18)

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We exclude potentially dilutive securities from our diluted net loss per share computation when their effect would be antidilutive to net loss per share amounts. The following potential common shares were excluded from our net loss per share computation (in thousands):

	Three Months Ended March 31,
	2003	2002
Warrants and options for which the exercise price was less than the average fair market value of our common stock during the period but were excluded as inclusion would decrease our net loss per share	1,004	2,329
Warrants and options excluded due to the exercise price exceeding the average fair market value of our common stock during the period	6,287	3,035
Common shares excluded as the common stock is subject to repurchase at the original purchase price	—	1

Total potential common shares excluded from diluted net loss per Share	7,291	5,365

(4)  Goodwill Impairment

We adopted the provisions of SFAS 142, Goodwill and Other Intangible Assets, on January 1, 2002. In connection with SFAS 142’s transitional goodwill impairment evaluation, we assessed whether there was an indication that goodwill recorded in connection with our acquisition of Tumbleweed Communications KK, our majority-owned subsidiary in Japan, was impaired as of the date of adoption. To accomplish this, we determined the carrying value of our reporting unit by assigning our assets and liabilities, including the existing goodwill and intangible assets, to our reporting unit as of the date of adoption. As our Tumbleweed Communications KK reporting unit’s carrying amount exceeded its fair value, indicating that Tumbleweed Communications KK’s goodwill might be impaired, we performed the second step of the transitional impairment test. In the second step, we compared the implied fair value of Tumbleweed Communications KK’s goodwill, determined by allocating Tumbleweed Communications KK’s fair value to all of its assets (recognized and unrecognized) and liabilities to its carrying amount, both of which were measured as of the date of adoption. A transitional impairment loss of $974,000 was recognized as the cumulative effect of a change in accounting principle in our consolidated statement of operations for the three months ended March 31, 2002.

During the six months ended June 30, 2002, Tumbleweed Communications KK experienced a sustained decline in operations. As a result, we reevaluated our future prospects in Japan and decided to transition to an indirect sales distribution model in Japan. As of June 30, 2002, we determined that our goodwill was impaired and wrote-off the $5.7 million remainder of the goodwill balance. During the three months ended September 30, 2002, we began the liquidation of Tumbleweed Communications KK. As a result of the liquidation of Tumbleweed Communications KK, during the three months ended September 30, 2002, we recorded an operating expense of $377,000 related to the write-off of the remaining net assets of Tumbleweed Communications KK and our eighty percent equity position in Tumbleweed Communications KK. Tumbleweed Communications KK ceased operations in August 2002 and formally declared bankruptcy in December 2002.

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5)  Comprehensive Loss

Comprehensive loss includes our net loss as well as foreign currency translation adjustments, recorded net of tax. Comprehensive loss for the three months ending March 31, 2003 and 2002, respectively, is as follows (in thousands):

	Three Months Ended March 31,
	2003	2002
Net loss	$(2,482)	$(5,349)
Other comprehensive income—translation adjustments	157	3

Comprehensive loss	$(2,325)	$(5,346)

(6)  Segment Information

As defined by SFAS 131, Disclosure About Segments of an Enterprise and Related Information, our chief operating decision-maker is our Chief Executive Officer (“CEO”). Our CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenue by geographic region for purposes of making operating decisions and assessing financial performance. The consolidated financial information reviewed by our CEO is the information presented in the accompanying consolidated statement of operations. Therefore, we operate in a single operating segment.

Revenue information regarding operations in the different geographic regions is as follows (in thousands):

	Three Months Ended March 31,
	2003	2002
North America	$5,199	$7,323
Europe	82	590
Asia	500	181

Total	$5,781	$8,094

Substantially all of our long-lived assets are located in the United States.

(7)  Contingencies

On July 7, 2000, three complaints were filed by David H. Zimmer, Congressional Securities, Inc. and others against Interface Systems, Inc. (a company Tumbleweed acquired in 2000) and various additional defendants, including Interface’s prior president and chief executive officer, Robert A. Nero. Plaintiffs’ complaint currently seeks compensatory damages for losses resulting from not selling their Interface stock from March 14, 2000 to the end of March 2000 and for losses from purchases of Interface stock from March 14, 2000 through April 12, 2000. In March 2003, the court dismissed all claims against Interface and dismissed all claims against Mr. Nero, except a breach of fiduciary duty claim to the extent that claim arises from Michigan common law. In April 2003, Mr. Nero filed an answer and a counterclaim against Mr. Zimmer and Congressional Securities, Inc. seeking contribution and indemnity. Because Mr. Nero and Interface are parties to an indemnification agreement, Interface may incur vicarious liability if and to the extent that the court awards damages against Mr. Nero in this lawsuit. The accompanying financial statements do not include a reserve for any costs for damages, if any, that might result from this uncertainty as a loss is not probable or estimable. An adverse outcome could significantly harm Tumbleweed’s business and operating results.

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In September 2002, we received a letter from Entrust, Inc. indicating that we may be interested in licensing the technology covered by U.S. Patent No. 6,393,568, Encryption and Decryption System and Method with Content Analysis Provision, issued to Entrust. In October 2002, we sent a letter to Entrust indicating that Entrust may be interested in licensing the technology covered by four patents issued to Tumbleweed. In February 2003, we received a letter from Entrust indicating that we may have an interest in three additional patents issued to Entrust.

We believe we do not infringe any valid Entrust patent. Moreover, in April 2003, Tumbleweed filed with the U.S. Patent and Trademark Office a request for interference with Entrust Patent No. 6,393,568. If we were to conclude based on additional information that some element of our processes are or might be covered by a valid Entrust patent, we might seek to negotiate and obtain a license from Entrust. If we were unwilling or unable to obtain a license from Entrust, we would remain subject to potential liability for patent infringement. Although we will contest any lawsuit by Entrust vigorously, we cannot make assurances that we will prevail if Entrust were to sue us for infringement of any of the Entrust patents. If any portions of our products were found to be infringing a valid Entrust patent, then we would likely be unable to continue to offer those portions of our products found to be infringing. We could also then be required to pay damages for past infringing use, possibly attorneys’ fees, and possibly treble damages. This could have a material adverse effect on our business prospects, financial condition, results of operations, and cash flows. An estimate cannot be made of the amount of any potential loss related to the Entrust patent, and therefore the accompanying consolidated financial statements do not include a reserve for any potential loss.

All legal costs incurred as a result of these legal proceedings and claim are charged to expense as incurred.

Tumbleweed indemnifies its customers from third party claims of intellectual property infringement relating to the use of its products. Historically, costs related to these guarantees have not been significant and Tumbleweed is unable to estimate the potential impact of these guarantees on its future results of operations.

(8)  Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. We adopted the provisions of SFAS 143 as of January 1, 2003. The adoption of SFAS 143 did not have a material impact on our financial position or results of operations.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with an exit or disposal activity. SFAS 146 nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB’s conceptual framework. In contrast, under EITF Issue 94-3, a company recognized a liability for an exit cost when it committed to an exit plan. SFAS 146 also established fair value as the objective for initial measurement of liabilities related to exit or disposal activities. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002.

TUMBLEWEED COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2002, the EITF reached a consensus on Issue 00-21 (EITF 00-21), Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue-generating activities. We are required to adopt the provisions of EITF 00-21 as of January 1, 2004. We do not expect the adoption of EITF 00-21 to have a material impact on our financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation (FIN) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. We adopted the disclosure provisions of FIN 45 effective December 31, 2002, and the recognition/measurement requirements of FIN 45 did not have an impact on our financial position or results of operations for the three months ended March 31, 2003.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and APB Opinion 28, Interim Financial Reporting, to require disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS 148 does not amend SFAS 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS 123 or the intrinsic value method of APB Opinion 25. As allowed by SFAS 123, we have elected to continue to utilize the accounting method prescribed by APB Opinion 25 and have adopted the disclosure requirements of SFAS 123 and SFAS 148 as of December 31, 2002.

REPORT OF DELOITTE & TOUCHE LLP—INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

Valicert, Inc.:

We have audited the accompanying consolidated balance sheets of Valicert, Inc. and subsidiaries (the “Company”) as of December 31, 2001 and 2002, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the consolidated financial statement schedule appearing on page F-60. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Valicert, Inc. and subsidiaries at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses and negative cash flows raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

/s/    DELOITTE & TOUCHE LLP

San Jose, California

January 23, 2003

(February 18, 2003 as to the second paragraph of Note 14 and May 19, 2003 as to the first paragraph of Note 14)

VALICERT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and par value amounts)

	December 31,
	2001	2002
ASSETS
Current assets:
Cash and cash equivalents	$14,747	$3,130
Short-term investments	8,970	—
Accounts receivable, net of allowances of $322 and $626	3,225	3,155
Prepaid expenses and other current assets	1,214	394
Current assets of discontinued operations	216	—

Total current assets	28,372	6,679
Property and equipment, net	3,148	1,497
Goodwill, net of accumulated amortization of $4,901 and $5,190	7,352	7,496
Intangibles, net of accumulated amortization of $1,511 and $1,833	755	—
Other assets	945	519
Non-current assets of discontinued operations	1,360	—

Total assets	$41,932	$16,191

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$839	$546
Accrued compensation and related benefits	2,276	1,023
Other accrued liabilities	3,508	1,498
Deferred revenue	3,308	2,483
Current portion of long-term debt	1,546	1,253
Current liabilities of discontinued operations	474	—

Total current liabilities	11,951	6,803
Long-term debt	1,547	350

Total liabilities	13,498	7,153

Stockholders’ equity
Preferred stock, $0.001 par value; shares authorized: 2,000,000; no shares issued and outstanding	—	—
Common stock and additional paid-in capital, $0.001 par value; shares authorized: 100,000,000; shares issued and outstanding: 2001, 25,343,921; 2002, 25,301,612	108,193	106,377
Deferred stock compensation	(3,732)	(1,053)
Notes receivable from stockholders	(1,523)	—
Accumulated other comprehensive income	73	—
Accumulated deficit	(74,577)	(96,286)

Total stockholders’ equity	28,434	9,038

Total liabilities and stockholders’ equity	$41,932	$16,191

See notes to consolidated financial statements.

VALICERT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except per share amounts)

	Years Ended December 31,
	2000	2001	2002
Revenues:
Software license	$8,368	$15,730	$5,628
Subscription fees and other services	3,460	8,202	6,059

Total revenues	11,828	23,932	11,687

Cost of revenues:
Software license	1,199	643	370
Subscription fees and other services	2,798	4,622	2,320

Total cost of revenues	3,997	5,265	2,690

Gross profit	7,831	18,667	8,997
Operating expenses:
Research and development	10,389	11,685	7,058
Sales and marketing	13,788	21,890	11,303
General and administrative	4,004	5,251	4,297
Amortization of goodwill and intangible assets	3,222	3,190	611
Stock compensation*	2,266	2,023	2,565
Restructuring and impairment charges	—	—	3,555

Total operating expenses	33,669	44,039	29,389

Operating loss	(25,838)	(25,372)	(20,392)
Interest income	1,470	1,102	266
Interest expense and other	(858)	(785)	(469)

Total other income (expense)	612	317	(203)

Loss from continuing operations	(25,226)	(25,055)	(20,595)
Loss from discontinued operations (Note 14)	(3,101)	(3,361)	(1,114)

Net loss	(28,327)	(28,416)	(21,709)
Other comprehensive loss:
Unrealized gain (loss) on short-term investments, net of amounts realized	—	73	(73)

Comprehensive loss	$(28,327)	$(28,343)	$(21,782)

Basic and diluted loss per share:
Loss from continuing operations	$(2.45)	$(1.12)	$(0.81)
Loss from discontinued operations	$(0.31)	$(0.15)	$(0.05)

Net loss	$(2.76)	$(1.27)	$(0.86)

Shares used in computation of basic and diluted loss per share	10,282	22,351	25,312

* Stock compensation:
Cost of subscription fees and other service	$228	$236	$81
Research and development	641	473	521
Sales and marketing	556	472	1,257
General and administrative	841	842	706

Total	$2,266	$2,023	$2,565

See notes to consolidated financial statements.

VALICERT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share amounts)

	Common Stock and Additional Paid-in Capital		Deferred Stock Compensation	Notes Receivable from Stockholders	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Amount
Balances, December 31, 1999	3,621,057	$20,002	$(5,843)	$(611)	$—	$(17,834)	$(4,286)
Issuance of common stock in connection with initial public offering, net of issuance costs of $4,923	4,600,000	41,077					41,077
Conversion of preferred shares into common with initial public offering	13,410,849	34,391		(55)			34,336
Exercise of common stock options and issuance of stockholder notes	1,183,206	2,943		(1,391)			1,552
Exercise of warrants	1,323	5					5
Issuance of warrants in connection with debt financing		58					58
Repurchase of common stock	(76,593)	(148)					(148)
Collection of notes receivable from stockholders				126			126
Interest on notes receivable from stockholders				(102)			(102)
Deferred stock compensation, net of cancellations		3,686	(3,686)				—
Amortization of stock compensation			2,266				2,266
Net loss						(28,327)	(28,327)

Balances, December 31, 2000	22,739,842	102,014	(7,263)	(2,033)	—	(46,161)	46,557
Issuance of common stock and common stock warrants, net of issuance costs of $3	2,462,344	6,797					6,797
Issuance of common stock under the employee stock purchase plan	228,067	792					792
Exercise of common stock options	55,634	43					43
Issuance of common stock for services	24,800	55					55
Issuance of common stock warrants in connection with debt financing and common stock equity line		468					468
Issuance of common stock options for services		14					14
Repurchase of common stock	(166,766)	(482)		434			(48)
Collection of notes receivable from stockholders				115			115
Interest on notes receivable from stockholders				(39)			(39)
Cancellation of stock options of terminated employees		(1,508)	1,508				—
Amortization of deferred stock compensation			2,023				2,023
Unrealized gain on short-term investments					73		73
Net loss						(28,416)	(28,416)

Balances, December 31, 2001	25,343,921	108,193	(3,732)	(1,523)	73	(74,577)	28,434
Issuance of common stock under the employee stock purchase plan	145,590	172					172
Exercise of common stock options	92,499	24					24
Issuance of common stock for services	29,198	40					40
Repurchase of common stock	(8,445)	(4)		2			(2)
Collection of notes receivable from stockholders				71			71
Conversion of notes receivable from stockholders to non-recourse notes (Note 7)		(540)	250	1,477			1,187
Interest on notes receivable from stockholders				(27)			(27)
Repurchase of common stock and cancellation of stock options of terminated employees	(301,151)	(1,051)	1,051				—
Amortization of deferred stock compensation			1,378				1,378
Reclassification of costs associated with equity line of credit (Note 7)		(457)					(457)
Realization of previously unrealized gain on short-term investments					(73)		(73)
Net loss						(21,709)	(21,709)

Balances, December 31, 2002	25,301,612	$106,377	$(1,053)	$—	$—	$(96,286)	$9,038

See notes to consolidated financial statements.

VALICERT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2000	2001	2002
Cash flows from operating activities:
Net loss	$(28,327)	$(28,416)	$(21,709)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,098	2,630	1,652
Stock compensation	2,266	2,023	2,565
Amortization of goodwill and intangible assets	3,222	3,190	611
Write-off of short-term investments	373	—	—
Issuance of common stock and options for services	—	69	40
Interest on stockholder notes	(102)	(39)	(27)
Amortization of warrants issued in connection with debt financing	58	92	85
Loss (gain) on disposal of property and equipment	—	51	(5)
Non-cash restructuring and impairment charge	—	—	1,275
Changes in assets and liabilities:
Accounts receivable	(2,392)	330	286
Prepaid expenses and other current assets	(1,168)	213	771
Other assets	(111)	(198)	(81)
Accounts payable	(622)	(301)	(293)
Accrued compensation and related benefits	1,724	35	(1,253)
Other liabilities	2,635	(69)	(1,575)
Deferred revenue	2,299	669	(1,299)

Net cash used in operating activities	(18,047)	(19,721)	(18,957)

Cash flows from investing activities:
Purchase of property and equipment	(3,667)	(1,782)	(378)
Proceeds from disposal of property and equipment	—	10	46
Purchase of short-term investments	—	(8,897)	—
Sale and maturity of short-term investments	3,031	—	8,897

Net cash provided by (used in) investing activities	(636)	(10,669)	8,565

Cash flows from financing activities:
Net proceeds from issuance of common stock	41,077	7,589	172
Exercise of common stock options and warrants	1,557	43	24
Exercise of preferred stock options and warrants	80	—	—
Repurchase of common and preferred stock	(148)	(48)	(2)
Collection of notes receivable from stockholders	126	115	71
Proceeds from borrowings	1,019	1,195	—
Repayment of borrowings	(1,528)	(1,280)	(1,490)

Net cash provided by (used in ) financing activities	42,183	7,614	(1,225)

Net increase (decrease) in cash and cash equivalents	23,500	(22,776)	(11,617)
Cash and cash equivalents—beginning of period	14,023	37,523	14,747

Cash and cash equivalents—end of period	$37,523	$14,747	$3,130

Noncash investing and financing activities:
Common stock issued (repurchased) in exchange for stockholder notes	$1,391	$(434)	$(2)

Conversion of notes receivable from stockholders to non-recourse notes	—	—	$1,187

Issuance of common stock warrants in connection with debt financing and equity line of credit	$58	$468	—

Assets acquired under capital lease	—	$1,195	—

Conversion of preferred stock into common stock	$34,336	—	—

Supplemental disclosure of cash flow information—cash paid in the period for interest	$401	$560	$338

See notes to consolidated financial statements.

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2000, 2001 and 2002

Note 1.    Business and Significant Accounting Policies

Business.    Valicert, Inc. (the “Company”), incorporated in California in February 1996 and reincorporated in Delaware in 1998, develops and licenses secure Internet communications and identity validation software for file transfer, financial messaging, and business process integration.

Going Concern.    The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company had net losses of $28.4 million and $21.7 million and negative cash flows from operations of $19.7 million and $19.0 million in fiscal 2001 and 2002, respectively, and an accumulated deficit of $96.3 million at December 31, 2002. These factors raise substantial doubt as to whether the Company will be able to continue as a going concern for at least the next 12 months.

The financial statements do not include any adjustments relating to the recoverability and reclassification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. As discussed in Note 14, on February 18, 2003, the Company entered into a definitive merger agreement with Tumbleweed Communications Corp. In the event that the proposed merger is not consummated, the Company intends to seek additional debt or equity financing to fund its ongoing operations. However, no assurances can be given that additional financing would be available.

Principles of Consolidation.    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Significant Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Management must also disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the allowance for doubtful accounts receivable and valuation of goodwill and other long-lived assets. Actual results could differ from these estimates.

Cash Equivalents.    The Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.

Short-Term Investments.    The Company classifies its short-term investments as available-for-sale securities. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities, investments are reported at their fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity.

Fair Value of Financial Instruments.    The Company’s financial instruments include cash and cash equivalents, accounts receivable and long-term debt. At December 31, 2001 and 2002, the fair value of these financial instruments approximated their financial statement carrying amounts because of their short maturities or because the stated interest rates approximate market rates.

Property and Equipment.    Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets, ranging from three to five years, using the straight-line method. Leasehold improvements are stated at cost and amortized on a straight-line basis over the shorter of the useful lives of the

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assets or the remaining lease term. Computer software for internal use is capitalized and accounted for in accordance with Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, issued by the American Institute of Certified Public Accountants. No such software costs have been capitalized to date. Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with SFAS No. 86, Computer Software To Be Sold, Leased or Otherwise Marketed. Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

Long-Lived Assets.    The Company evaluates the carrying values of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. An impairment loss is recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Intangible Assets.    The Company adopted SFAS No. 142, Goodwill and Intangible Assets, on January 1, 2002. SFAS No. 142 stipulates that intangible assets with indefinite lives are not to be amortized, but tested at least annually for impairment. Upon the adoption of SFAS No. 142, the Company ceased amortizing goodwill and acquired workforce with a net book value of $7.5 million and annual amortization of $2.6 million that resulted from the Company’s December 1999 acquisition of Receipt.com. In addition, the net book value of acquired workforce of $144,000 was reclassified to goodwill in fiscal 2002. As part of the Company’s adoption of SFAS No. 142, management completed the initial impairment test during the second quarter of fiscal 2002 and the annual impairment tests in October 2002 and these tests resulted in no impairment. On an ongoing basis, management will test goodwill for impairment on at least an annual basis and when circumstances indicate that an impairment may exist.

Actual results of operations for the three years ended December 31, 2000, 2001 and 2002, adjusted to apply the non-amortization provisions of SFAS No. 142 in those periods follow (in thousands):

	Years Ended December 31,
	2000	2001	2002
Net loss:
As reported	$(28,327)	$(28,416)	$(21,709)
Add: amortization of goodwill and acquired workforce	2,611	2,579	—

As adjusted	$(25,716)	$(25,837)	$(21,709)

Basic and diluted net loss per share:
As reported	$(2.76)	$(1.27)	$(0.86)

As adjusted	$(2.50)	$(1.16)	$(0.86)

Revenue Recognition.    The Company’s revenue recognition policy is consistent with SOP No. 97-2, Software Revenue Recognition, as amended. License revenues are comprised of fees for the Company’s software products. Revenue from license fees is recognized when an agreement has been signed, delivery of the product has occurred, the fee is fixed or determinable, collectability is reasonably assured and vendor-specific objective evidence of fair value exists to allocate a portion of the total fee to any undelivered elements of the arrangement. Revenue from shipments to resellers is generally recognized at the time of delivery of the software to the reseller, unless collectibility is not reasonably assured, in which case revenue is deferred until the fee is collected. Fees from license arrangements that include a service element for which vendor-specific objective evidence does not

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exist are recognized ratably over the license term as transaction fees. For electronic delivery, the software is considered to have been delivered when the Company has provided the customer with the access codes that allow for immediate possession of the software. The Company, on occasion, offers extended payment terms beyond its normal business practice, and revenue is recognized as payments become due. If collectability is not considered reasonably assured at the time of sale, revenue is recognized when the fee is collected. The Company has not granted rights of return to resellers or end-user customers.

Other service revenues are comprised of revenue from maintenance arrangements, consulting services and training. Maintenance arrangements provide technical support and the right to unspecified upgrades on an if-and-when available basis, but do not provide for specified upgrade rights. Revenue from maintenance arrangements is recognized on a straight-line basis as service revenue over the life of the related agreement, which is typically one year. If maintenance, consulting or training services are included in an arrangement that includes a license agreement, amounts related to maintenance, consulting or training are allocated based on vendor-specific objective evidence of fair value. Vendor-specific objective evidence of fair value for maintenance and consulting services is based on the price when such elements are sold separately. Where discounts are offered on multiple element arrangements, a proportionate amount of that discount is applied to each element included in the arrangement based on each element’s fair value. Consulting, service and training revenue is recognized as services are provided to the customer. Customer advances and amounts billed to customers in excess of revenue recognized are recorded as deferred revenue.

The Company’s consulting business derives a portion of its revenue from fixed-price, fixed-time contracts, which require the accurate estimation of the cost, scope and duration of each engagement. Certain consulting contracts require significant customization of the Company’s software products. In these instances, the service element is considered essential to the functionality of the software. Revenue and the related costs for these projects are recognized on the percentage-of-completion basis, using the substantive milestone method to measure the percentage complete with revisions to estimates reflected in the period in which changes become known.

Income Taxes.    Income taxes are computed using an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes, net operating loss carryforwards, and other tax credits measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Compensation.    The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, as amended. The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation (see Note 7 for the assumptions used in determining the fair value of stock-based awards) (in thousands):

	2000	2001	2002
Net loss:
As reported	$(28,327)	$(28,416)	$(21,709)
Add: total stock compensation expense included in reported net loss	2,266	2,023	2,565
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(1,650)	(2,490)	(1,884)

Pro forma net loss	$(27,711)	$(28,883)	$(21,028)

Pro forma basic and diluted net loss per share	$(2.70)	$(1.29)	$(0.83)

Net Loss per Common Share.    Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. This calculation excludes shares subject to repurchase and under escrow. Diluted net loss per share was the same as basic net loss per share for all periods presented as the effects of all potentially dilutive securities were excluded because they were anti-dilutive due to the Company’s net losses.

Concentration of Credit Risk.    Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables. The Company limits its exposure to concentration of credit risk with respect to cash and cash equivalents by placing them in high quality securities with major banks and financial institutions. The Company does not require collateral or other security to support accounts receivable. To reduce credit risk related to accounts receivable, management performs ongoing credit evaluations of its customers’ financial condition. The Company maintains allowances for estimated credit losses. As of December 31, 2001, two customers accounted for 38% of the accounts receivable balance. As of December 31, 2002, two customers accounted for 28% of the net accounts receivable balance.

Certain Significant Risks and Uncertainties.    The Company operates in the software industry, and accordingly, can be affected by a variety of factors. Management believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations and cash flows; ability to attain profitability; regulatory changes; fundamental changes in the technology underlying software products; market acceptance of the Company’s products under development; development of sales channels; litigation or other claims against the Company; the hiring, training and retention of key employees; successful and timely completion of product development efforts; and defects in products.

Recent Accounting Pronouncements.    In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of SFAS No. 121. SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board (“APB”) Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in APB No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of this statement did not have a material impact on the Company’s consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force (“EITF”) Issue No. 94-3. The Company will adopt SFAS No. 146 for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of the Company’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing and amounts of future restructuring costs recognized.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure requirements of FIN 45 did not have a material effect on the Company’s financial statements. The Company will adopt the recognition and measurement provisions of FIN 45 for guarantees issued or modified after December 31, 2002. Management is currently determining what effect, if any, the recognition and measurement provisions of FIN 45 will have on the Company’s consolidated financial position or operating results.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosures required by SFAS No. 148 are included in these consolidated financial statements. Management has not yet determined the effect that the transition provision of SFAS No. 148 would have on the Company’s consolidated financial statements, if any.

Reclassification.    Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications had no effect on net loss or stockholders’ equity.

Note 2.    Short-Term Investments

At December 31, 2002, the Company did not have any short-term debt investments.

At December 31, 2001, short-term investments consisted of available-for-sale commercial paper with an original cost of $8.9 million and a fair value of $9.0 million, all maturing within one year. During the year ended December 31, 2001, the Company recorded a $73,000 unrealized gain on these investments as a component of other comprehensive income. This gain was realized in 2002 when the short-term investments were sold.

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3.    Property and Equipment

Property and equipment are comprised of the following (in thousands):

	December 31,
	2001	2002
Equipment	$2,858	$3,264
Furniture and fixtures	1,440	1,064
Leasehold improvements	1,783	507
Software	1,033	374

	7,114	5,209
Accumulated depreciation and amortization	(3,966)	(3,712)

	$3,148	$1,497

Note 4.    Long-Term Debt

Long-term debt is comprised of the following (in thousands):

	December 31,
	2001	2002
Equipment finance obligations	$2,493	$1,366
Capital lease obligations	600	237

	3,093	1,603
Less current portion	1,546	1,253

	$1,547	$350

Loan and Security Agreement

In January 1999, the Company entered into a subordinated loan and security agreement with a finance company that provides for borrowings, which are secured by a first priority, perfected security interest in the assets of the Company. The loan bears interest at 11%. At December 31, 2002, the Company had capital lease obligations of $237,000 outstanding under this agreement. At December 31, 2001, the Company has equipment finance obligations of $241,000 and capital lease obligations of $594,000 outstanding under this agreement. No amounts are available for future borrowings under this agreement at December 31, 2002.

In connection with this agreement, the Company granted the finance company a warrant to buy 23,659 shares of common stock at an exercise price of $5.43 per share. The warrant had a fair value of $95,000, which is being amortized to interest expense over the life of the agreement. The fair value of the warrant was determined using the Black-Scholes model with the following assumptions: expected life, 3.5 years; risk-free interest rate of 4.74%; volatility of 60% and no dividends during the expected term. This warrant was exercised in July of 2000.

Equipment Financing Lines

In December 1999, the Company entered into a 42-month equipment financing line with a finance company that provides for borrowings of up to $2.0 million, secured by the assets acquired under the line with interest rate of 11%. The Company had equipment finance obligations of $1.2 million and $668,000 outstanding under this line at December 31, 2001 and 2002, respectively. In January 2000, the Company granted the finance company a warrant

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to buy 9,950 shares of common stock at an exercise price of $6.03 per share in connection with this equipment lease line. The warrant expires seven years from the issuance date and had a fair value of $29,000 that is being amortized over the financing term. The Company determined the fair value of the warrant by using the Black-Scholes model with the following assumptions: expected life of 3.5 years; risk-free interest rate of 6.6%; volatility of 60%; and no dividends during the expected term.

In May 2001, the Company entered into a three-year equipment financing line with a finance company that provides for borrowings of up to $3.0 million, secured by the assets acquired under the line, with an interest rate of 14.28%. The Company had equipment finance obligations of $1.0 million and $697,000 outstanding under this line at December 31, 2001 and 2002, respectively. In connection with the line, the Company granted the finance company a warrant to buy 87,719 shares of common stock at an exercise price of $2.56 per share. The warrants expire ten years from the issuance date and had a fair market value of $186,000, which is being amortized over the financing term. The fair value of the warrants was determined by using the Black-Scholes model with the following assumptions: expected life of 10 years; risk-free interest of 6.06%; volatility of 100%; and no dividends during the expected term.

Term Loan

In connection with the acquisition of Receipt.com, the Company assumed $142,000 due under a term loan bearing interest at the Federal Funds rate. The loan was repaid in 2001.

Annual maturities under the long-term obligations are as follows (in thousands):

Fiscal Year Ending December 31,	Capital Leases	Other	Total
2003	$243	$1,016	$1,259
2004	—	350	350

Total	243	$1,366	$1,609

Amount representing interest	6

Present value	237
Current portion	237

Long-term portion	$—

Equipment and leasehold improvements with a net book value of $370,000 (net of accumulated amortization of $748,000) had been leased under capital leases. At December 31, 2002, the net book value of assets acquired under capital leases was zero.

Note 6.    Commitments and Contingencies

Lease Commitments

The Company leases its facilities under a noncancelable operating lease for which rent expense is recognized ratably over the lease term. Rent expense was $3.2 million, $3.6 million and $1.5 million in 2000, 2001 and 2002, respectively. Sublease income was $1.4 million, $696,000 and $91,000 in 2000, 2001 and 2002, respectively. At December 31, 2002, the Company did not have any agreements in place to sublease its facilities.

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contingencies

Future minimum payments under the Company’s operating leases are as follows (in thousands):

Operating Leases
2003	$294
2004	96
Thereafter	—

Total	$390

A class action lawsuit was filed on December 3, 2001 in the United States District Court for the Southern District of New York on behalf of purchasers of Valicert common stock alleging violations of federal securities laws. In re v. Valicert, Inc. Initial Public Offering Securities Litigation, No. 01-CV-10889 (SAS) (S.D.N.Y.), related to In re Initial Public Offerings Securities Litigation, No. 21 MC 92 (SAS). The case is brought purportedly on behalf of all persons who purchased the Company’s common stock from July 27, 2000 through December 6, 2000. The complaint names as defendants the Company, its former chief executive officer, its chief financial officer, and an investment banking firm that served as an underwriter for the Company’s initial public offering in July 2000.

The amended complaint alleges violations of Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Exchange Act, on the grounds that the prospectus incorporated in the registration statement for the offering failed to disclose, among other things, that (i) the underwriter had solicited and received excessive and undisclosed commissions from certain investors in exchange for which the underwriter allocated to those investors material portions of the shares of the Company’s stock sold in the initial public offering, and (ii) the underwriter had entered into agreements with customers whereby the underwriter agreed to allocate shares of the Company’s stock sold in the initial public offering to those customers in exchange for which the customers agreed to purchase additional shares of the Company’s stock in the aftermarket at pre-determined prices. The amended complaint also alleges that false analyst repots were issued. No specific damages are claimed.

The Company is aware that similar allegations have been made in other lawsuits filed in the Southern District of New York challenging over 300 other initial public offerings and secondary offerings conducted in 1999 and 2000. Those cases have been consolidated for pretrial purposes before the Honorable Judge Shira A. Scheindlin. On July 15, 2002, Valicert and its affiliated individual defendants (as well as all other issuer defendants) filed a motion to dismiss the complaint. The Court denied the motions to dismiss claims under the Securities Act in all but 10 of the cases, including the Valicert case. The Court granted the motion to dismiss the claims under the Exchange Act against the Company and the individual defendants. Management believes that the allegations against the Company and its officers are without merit and intends to contest them vigorously. If the outcome of the litigation is adverse to the Company and if, in addition, it is required to pay significant monetary damages in excess of available insurance, our business would be significantly harmed. At December 31, 2002, management is unable to determine the amount of loss to the Company, if any, that would result from an unfavorable ruling in this matter.

On December 12, 2002, the Company granted options to purchase a total of 1,029,209 shares of the Company’s common stock at an exercise price of $0.28 per share, which was the fair market value on the date of grant. Such grants were not properly qualified under the California Corporate Securities Law of 1968, as amended. The Company is in the process of submitting an application for a permit from the California Department of Corporations in order to effectuate a rescission offer and minimize any liability the Company may have. In May 2003, the rescission offer was completed, and the liability to the Company was not material.

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, the Company is occasionally involved in other legal proceedings arising in the normal course of its business. Failure to prevail could have a material adverse effect on the Company’s financial position, results of operation and cash flows in the future.

Note 7.    Stockholders’ Equity

Common Stock

In July 2000, the Company sold 4,000,000 shares of common stock in an underwritten public offering and in August 2000 sold an additional 600,000 shares through the exercise of the underwriters’ over-allotment option at a price of $10.00 per share for net proceeds of $41.1 million.

In November 2001, the Company sold 1,734,144 shares of common stock through a private placement for net cash proceeds of $5.0 million. In connection with this sale the Company also issued to the investors warrants to purchase 361,279 shares of common stock at an exercise price of $3.49 per share, expiring in November 2006.

In December 2001, the Company issued 728,200 shares of common stock to another company for cash proceeds of $1,750,000.

Equity Line

In June 2001, the Company entered into a common stock purchase agreement (“equity line”) with an investor for up to $50.0 million in equity financing over a 36-month period. Use of the equity line is subject to a number of terms and conditions. Related to the equity line, the Company granted the investor and a third party warrants to buy 200,000 shares of common stock at an exercise price of $2.92 per share. The warrants expire three years from the issuance date and had a fair market value of $282,000, which was determined by using the Black-Scholes model with the following assumptions: expected life of three years; risk-free interest of 6.06%; volatility of 100%; and no dividends during the expected term. The total costs to the Company of executing this equity line, including the value ascribed to the warrants, were $457,000. These costs were originally included in other assets and, in fiscal 2002, were reclassified to stockholders’ equity in accordance with EITF Issue No. 00-19, Accounting for Derivative Financials Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. The amount available to the Company to draw against the equity line is calculated by a formula based on a specified percentage of the total trading volume and the volume weighted average price of the Company’s stock over the previous 60 days. At December 31, 2002, no amounts were available under this line.

Restricted Stock

The Company has the right to repurchase the unvested portion of restricted common stock exercised by employees under the 1998 stock plan at the original purchase price. The Company’s right to repurchase these shares expires over 48 months from the respective grant dates. Additionally, certain officers and employees exercised unvested stock options by executing promissory notes with the Company. The notes bear interest at 6% and mature five years from the respective loan dates. The related shares of common stock are subject to repurchase by the Company at the original purchase price per share upon the purchaser’s cessation of service prior to the vesting of such shares. At December 31, 2002, 47,494 outstanding shares of restricted stock were subject to repurchase.

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Warrants

At December 31, 2002, the Company had the following warrants outstanding and exercisable, including warrants to employees, lenders and investors:

Exercise Price per Share	Number of Shares	Expiration Date	Exercisable
$1.89	54,893	April 2008	54,893
$2.25	26,667	April 2008	26,667
$2.57	87,719	May 2011	87,719
$2.92	200,000	June 2004	200,000
$3.49	361,279	November 2006	361,279
$6.03	3,317	June 2003	3,317
$18.00	2,222	April 2005	2,222
$18.90	293,333	June 2008 to April 2010	249,464

	1,029,430		985,561

Stock Compensation

During fiscal 2002, management determined that certain full-recourse notes, which had originally been issued to employees to exercise stock options, may not be pursued or collected. Under the provisions of EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, this determination required the Company to consider all outstanding full-recourse notes to be converted, for accounting purposes, to non-recourse notes. All stock options previously exercised under full-recourse notes were deemed, for accounting purposes, to have been cancelled and replaced with new stock option awards under non-recourse notes. Accordingly, the Company recorded a charge of $938,000 related to the excess of the outstanding principal and interest balance of the notes over the fair value of the underlying stock at the date that this determination was made. In addition, the Company expensed $250,000 of unamortized deferred stock compensation related to the unvested portion of the original stock options. Subsequent to this determination, the Company repurchased 301,151 shares of common stock and forgave the related notes receivable. At December 31, 2002, 707,574 shares of common stock underlying these notes are subject to variable accounting. As such, the Company will record additional stock compensation charges related to these shares should the market price of its common stock rise above certain levels. For 208,728 of these shares, these additional charges will begin when the market price exceeds $0.72 per share. For the remaining 498,846 shares, such charges will commence at various market prices, starting at $3.00 per share.

In connection with grants of stock options to employees, and the issuance of options upon the acquisition of Receipt.com (Note 2), the Company recorded deferred compensation of $6.0 million and $3.7 million in 1999 and 2000, as the difference between the deemed fair value of the Company’s common stock for financial reporting purposes and the stock price as determined by the Board of Directors on the dates of grant. These amounts have been presented as reductions to stockholders’ equity and are being amortized to expense over the vesting period of the related stock options (generally four years). Amortization of deferred stock compensation for the years ended December 31, 2000, 2001 and 2002 was $2.3 million, $2.0 million and $1.4 million, respectively. In 2001 and 2002, terminated employees forfeited 881,850 and 295,094 options and the amount recorded as deferred stock compensation was reduced by $1.5 and $1.1 million, respectively.

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee Stock Purchase Plan

The Company has reserved and the stockholders have approved 920,933 shares of common stock for issuance to eligible employees under the 2000 Stock Purchase Plan (the “Purchase Plan”), which will be automatically increased on January 1 of each year by 2% of the common stock then outstanding. Under the Purchase Plan, eligible employees, subject to certain restrictions, may purchase shares of common stock at a price equal to the lesser of 85% of the fair market value at either the employee’s entry date into the Plan or the date of purchase. As of December 31, 2002, 373,657 shares have been issued under the Purchase Plan.

Stock Incentive Plans

The Company has adopted several stock plans (the “Plans”) that provide for the grant of options and restricted stock to employees, consultants and directors. Incentive stock options are granted at fair market value on the date of grant. Non-statutory options may be offered at not less than 85% of the fair market value on the date of the grant. Options generally vest between three and over four years, are immediately exercisable and have a maximum term of 10 years. The number of shares reserved will automatically increase on the first day of each fiscal year by an amount equal to the lesser of 5% of the common stock outstanding on the last day of the preceding year, 2,448,333 shares, or a lesser number of shares determined by the Board of Directors. The following table presents a summary of the stock option activity for the years ended December 31, 2000, 2001 and 2002.

	Options Available for Grant	Number of Options Outstanding	Weighted Average Exercise Price
Balances, January 1, 2000	1,176,246	2,468,160	$1.28
Authorized for grant	1,333,333	—	—
Granted (weighted average fair value of $3.37)	(2,431,497)	2,431,497	8.31
Exercised	—	(1,525,219)	1.95
Canceled	216,001	(216,001)	4.16
Shares repurchased and returned to the plan	42,308	—	—

Balances, December 31, 2000	336,391	3,158,437	$6.17
Authorized for grant	2,153,141
Granted (weighted average fair value of $0.58)	(2,165,212)	2,165,212	2.72
Exercised		(55,634)	0.78
Canceled	802,260	(969,026)	6.00
Shares repurchased and returned to the plan	166,766	—	—

Balances, December 31, 2001	1,293,346	4,298,989	$4.54
Authorized for grant	1,267,359
Granted (weighted average fair value of $0.45)	(3,443,709)	3,443,709	0.59
Exercised		(92,499)	0.26
Canceled	2,503,376	(2,700,640)	3.98
Shares repurchased and returned to the plan	309,596	—	—

Balances, December 31, 2002	1,929,968	4,949,559	$2.18

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Additional information regarding options outstanding as of December 31, 2002 is as follows:

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options Vested	Weighted Average Exercise Price
$0.00–$0.50	1,942,961	9.4	$0.33	126,161	$0.28
$0.51–$1.00	690,750	8.8	0.64	213,786	0.65
$1.01–$2.50	1,084,869	7.4	1.88	716,803	2.10
$2.51–$5.00	700,072	7.9	3.59	407,416	3.81
$5.01–$10.00	479,658	6.8	8.82	340,700	8.85
$10.01–$19.75	51,249	7.3	18.10	27,448	17.93

	4,949,559	8.4	$2.18	1,832,314	$3.68

SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net loss had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company’s calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, generally five years; risk free interest rate, 4.5% in 2001 and 4.0% in 2002; no dividends during the expected term, no volatility for grants prior to the Company’s initial public offering in July 2000 and volatility of 100% thereafter.

At December 31, 2002, the Company has reserved shares of common stock for issuance as follows:

Issuance available under stock plans	6,879,527
Issuance available under employee stock purchase plan	920,933
Exercise of warrants	1,029,430

Total	8,829,890

Note 8.    Net Loss Per Share

The following is a reconciliation of the numerators and denominators used in computing basic and diluted net loss per share (in thousands):

	Year Ended December 31,
	2000	2001	2002
Loss from continuing operations (numerator), basic and diluted	$(25,226)	$(25,055)	$(20,595)

Shares (denominator):
Weighted average common shares outstanding	12,119	23,051	25,484
Weighted average common shares subject to repurchase	(1,425)	(700)	(172)
Weighted average common shares held in escrow	(412)	—	—

Shares used in computation, basic and diluted	10,282	22,351	25,312

Loss from continuing operations per share, basic and diluted	$(2.45)	$(1.12)	$(0.81)

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the above-mentioned periods, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following (in thousands):

	Year Ended December 31,
	2000	2001	2002
Shares of common stock subject to repurchase	1,116	384	48
Outstanding options	3,158	4,299	4,950
Warrants	653	1,244	1,029

Total	4,927	5,927	6,027

Weighted average exercise price of options	$6.17	$4.54	$2.18

Weighted average exercise price of warrants	$16.44	$9.28	$7.61

Note 9.    Income Taxes

The Company’s deferred income tax assets are comprised of the following (in thousands):

	December 31,
	2001	2002
Deferred tax assets:
Net operating loss carryforward	$21,702	$29,608
Accruals deductible in different periods	1,268	830
Deferred revenue	1,155	31
Credits	2,089	3,317
Depreciation and amortization	634	725
Capitalized research and development cost	—	933
Other	65	1

Total deferred tax assets	26,913	35,445
Less valuation allowance	(26,605)	(35,345)

Deferred tax assets	308	100
Deferred tax liabilities—purchased intangibles	(308)	(100)

Net deferred tax asset	$—	$—

A reconciliation of the statutory federal income tax rate and the effective income tax rate on pre-tax loss from continuing operations is as follows:

	2000	2001	2002
Statutory federal rate	(35.00)%	(35.00)%	(35.00)%
Research and development tax credit	(2.31)	(1.60)	(2.43)
Goodwill amortization	4.47	3.39	—
Stock compensation	—	—	4.36
Other	0.13	1.63	0.11
Change in valuation allowance	32.71	31.58	32.96

Effective tax rate	—%	—%	—%

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2001 and 2002, the Company has fully reserved its net deferred tax assets of $26.6 million and $35.4 million, respectively, to reduce them to amounts that are more likely than not to be realized.

At December 31, 2002, the Company has net operating loss carryforwards of $79.1 million and $33.7 million for federal and state income tax purposes, respectively. The federal carryforwards expire from 2011 to 2022 while the state carryforwards expire from 2004 to 2012.

At December 31, 2002, the Company has federal and state research and development credit carryforwards of $1.7 million and $1.5 million, respectively. The federal credit carryforwards begin to expire in 2011, while the state credit carryforward has no expiration.

In addition, at December 31, 2002 the Company has state manufacturing investment tax credit carryforwards of $123,000, which begin to expire in 2008.

Current federal and California tax laws include substantial restrictions on the utilization of net operating losses and tax credits in the event of an “ownership change” of a corporation. Accordingly, the Company’s ability to utilize net operating loss and tax credit carryforwards may be limited as a result of such “ownership change.” Such a limitation could result in the expiration of carryforwards before they are utilized.

Note 10.    Related Party Transactions

An affiliate of one of the Company’s stockholders provides software development and consulting services to the Company. Such services totaled $561,000, $440,000 and zero for the years ended December 31, 2000, 2001 and 2002, respectively. Software license revenues for fiscal 2001 and 2002 include an aggregate of $88,000 and $212,000 from four investors in the Company of which zero and $199,000 was included in the accounts receivable balance at December 31, 2001 and 2002, respectively.

Note 11.    Segment Information, Operations by Geographic Area and Significant Customers

The Company operates in one operating and reportable segment: the development and marketing of Internet cryptographic software products.

The Company markets its products in the United States and in foreign countries through its sales personnel and independent sales representatives. The Company’s geographic sales are as follows (in thousands):

	Years Ended December 31,
	2000	2001	2002
United States	$5,710	$9,345	$5,936
Japan	1,960	8,283	3,507
United Kingdom	745	1,102	353
Rest of the world	3,413	5,202	1,891

	$11,828	$23,932	$11,687

The Company’s assets located outside of the United States are insignificant.

Significant Customers

During 2000, no customer accounted for more than 10% of total revenues; during 2001, two customers accounted for 20% and 14% of total revenues; and during 2002, one customer accounted for 12% of total revenues.

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12.    Employee Benefit Plan

The Company has a 401(k) tax-deferred savings plan, whereby eligible employees may contribute a percentage of their eligible compensation (presently from 2% to 20% up to the maximum allowed under IRS rules). Company contributions are discretionary; no Company contributions have been made since the inception of this plan.

Note 13.    Restructuring and Impairment Charges

In fiscal 2002, the Company completed several reductions in workforce, which resulted in the termination of a total of 126 employees. The affected employees included full-time regular employees across all departments. Employee separation expenses were primarily comprised of severance pay. All of the affected employees were terminated as of December 31, 2002, and the Company paid approximately $1.1 million in separation benefits. The employee separation expenses were classified as salaries and other personnel-related costs and were reported as components of the functional expense in the financial statements. At December 31, 2002, approximately $155,000 was accrued for remaining payments related to these actions, which is expected to be paid in fiscal 2003.

In fiscal 2002, the Company recorded net restructuring and impairment charges of approximately $4.6 million in accordance with EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and Staff Accounting Bulletin (“SAB”) 100, Restructuring and Impairment Charges. The Company’s restructuring initiatives involved strategic decisions to cease providing certain services and consolidate corporate facilities. In January 2002, the Company exited its application service provider business. As a result of this action, management determined that the value of certain equipment was impaired and recorded an impairment charge of approximately $1.0 million. In March 2002, the Company consolidated its corporate facilities and terminated the long-term facility lease contract for an unutilized facility located in Mountain View, California. As a result of this action, the Company recorded additional restructuring and impairment charges of approximately $3.6 million, which is comprised of $3.5 million for settlement costs and forfeiture expenses associated with the building, $562,000 related to the impairment of associated equipment and leasehold improvements and the write-off of security deposits, offset by the reversal of previously recorded deferred rent of $434,000. During fiscal 2002, the Company paid $3.3 million in contract termination costs and other administrative fees related to this action. At December 31, 2002, accrued liabilities include $20,000 related to these restructuring activities, which is expected to be paid in fiscal 2003.

Note 14.    Subsequent Event

In January 2002, the Company announced its decision to exit its application service provider (hosting) business and ceased to offer the service to new customers. The operations associated with this business consisted of a data center and related personnel. Under the terms of existing contracts, Valicert continued to operate the service through January 2003 and continued to recognize previously deferred revenue related to these hosting arrangements. In January 2003, the Company completed its final contract related to the hosting business. Accordingly, the results of the operations of the hosting business have been classified as discontinued operations and prior periods have been reclassified on this basis.

On February 18, 2003, the Company signed a definitive agreement to merge with Tumbleweed Communications Corp. (“Tumbleweed”) in a stock-for-stock transaction, where each share of the Company’s common stock will be exchanged for .385 shares of Tumbleweed common stock, or approximately 9.8 million shares, which represent approximately 24% of Tumbleweed’s outstanding stock immediately following the closing of the merger. The merger remains subject to certain closing conditions, which includes approval by the Company’s stockholders. There can be no assurances that the merger will be consummated.

VALICERT, INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL INFORMATION

Unaudited Selected Quarterly Financial Data (in thousands, except per share data)

	Mar. 31, 2001	Jun. 30, 2001	Sep. 30, 2001	Dec. 31, 2001
Total revenues	$5,069	$5,984	$6,787	$6,092
Gross profit	3,520	4,650	5,506	4,991
Operating loss	(8,333)	(7,243)	(5,455)	(4,341)
Loss from continuing operations	(8,191)	(7,065)	(5,344)	(4,455)
Loss from discontinued operations	(1,004)	(1,019)	(757)	(581)
Net loss	(9,195)	(8,084)	(6,101)	(5,036)
Basic and diluted loss per share:
Loss from continuing operations	$(0.38)	$(0.32)	$(0.24)	$(0.19)
Loss from discontinued operations	(0.04)	(0.05)	(0.03)	(0.03)
Net loss	$(0.42)	$(0.37)	$(0.27)	$(0.22)
Shares used in computation of basic and diluted loss per share	21,770	21,993	22,264	23,383

	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002 (1)
Total revenues	$3,203	$3,223	$2,310	$2,951
Gross profit	1,906	2,395	1,989	2,707
Operating loss	(9,391)	(5,054)	(3,733)	(2,214)
Loss from continuing operations	(9,565)	(5,038)	(3,801)	(2,191)
Loss from discontinued operations	(1,131)	28	(10)	(1)
Net loss	(10,696)	(5,010)	(3,811)	(2,192)
Basic and diluted loss per share:
Loss from continuing operations	$(0.38)	$(0.20)	$(0.15)	(0.09)
Loss from discontinued operations	(0.05)	—	—	—
Net loss	$(0.43)	$(0.20)	$(0.15)	$(0.09)
Shares used in computation of basic and diluted loss per share	25,098	25,329	25,421	25,403

(1)	The results for the quarter ended December 31, 2002 include bad debt expenses of $528,000 related to a customer’s inability to pay.

VALICERT, INC. AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(In thousands)

Description	Balance at Beginning of Period	Additions	Deductions		Balance at End of Period
Allowance for doubtful accounts:			(a	)
Year Ended December 31, 2000	$75	160	79		$156
Year Ended December 31, 2001	$156	226	60		$322
Year Ended December 31, 2002	$322	970	666		$626

(a)	Deductions relate to write-offs of specific accounts receivable, net of recoveries.

VALICERT, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	March 31, 2003	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	$2,323	$3,130
Accounts receivable, net	2,337	3,155
Prepaid expenses and other current assets	268	394

Total current assets	4,928	6,679
Property and equipment, net	1,206	1,497
Goodwill, net	7,496	7,496
Other assets	255	519

Total assets	$13,885	$16,191

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$2,586	$3,067
Deferred revenue	2,758	2,483
Current portion of long-term debt	981	1,253

Total current liabilities	6,325	6,803
Long-term debt	210	350

Total liabilities	6,535	7,153

Contingencies (Note 8)

Stockholders’ equity:
Common stock	106,317	106,377
Deferred stock compensation	(756)	(1,053)
Accumulated deficit	(98,211)	(96,286)

Total stockholders’ equity	7,350	9,038

Total liabilities and stockholders’ equity	$13,885	$16,191

See accompanying notes to these condensed consolidated financial statements.

VALICERT, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2003	2002
Revenues:
Software license	$1,708	$1,140
Subscription fees and other services	1,119	2,063

Total revenues	2,827	3,203
Cost of revenues:
Software license	—	253
Subscription fees and other services	196	1,044

Total cost of revenues	196	1,297

Gross profit	2,631	1,906

Operating expenses:
Research and development	1,060	2,338
Sales and marketing	1,948	3,415
General and administrative	682	1,256
Merger related expenses	562	—
Stock compensation *	253	429
Amortization of intangible assets	—	153
Restructuring and impairment charges	—	3,706

Total operating expenses	4,505	11,297

Operating loss	(1,874)	(9,391)
Interest and other expense, net	(51)	(174)

Loss from continuing operations	(1,925)	(9,565)
Loss from discontinued operations (Note 2)	—	(1,131)

Net loss	(1,925)	(10,696)
Other comprehensive loss:
Unrealized loss on short-term investments	—	(53)

Comprehensive loss	$(1,925)	$(10,749)

Loss per share, basic and diluted:
Loss from continuing operations	$(0.08)	$(0.38)
Loss from discontinued operations	—	(0.05)

Net loss	$(0.08)	$(0.43)

Shares used in computation of basic and diluted net loss per share	25,224	25,098

* Stock compensation:
Cost of subscription fees and other services	$3	$38
Research and development	51	91
Sales and marketing	136	92
General and administrative	63	208

Total	$253	$429

See accompanying notes to these condensed consolidated financial statements.

VALICERT, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2003	2002
Cash flows from operating activities:
Net loss	$(1,925)	$(10,696)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	255	375
Stock compensation	253	429
Amortization of intangible assets	—	153
Interest on stockholder notes	—	(16)
Amortization of warrants issued in connection with debt financing	16	25
Non-cash restructuring and impairment charges	—	1,405
Changes in assets and liabilities:
Accounts receivable	818	(163)
Prepaid expenses and other current assets	110	102
Other assets	235	(74)
Accounts payable and accrued liabilities	(481)	2,197
Deferred revenue	275	(51)
Other liabilities	—	17

Net cash used in operating activities	(444)	(6,297)
Cash flows from investing activities:
Disposal (purchases) of property and equipment, net	36	(105)

Net cash provided by (used in) investing activities	36	(105)
Cash flows from financing activities:
Proceeds from issuance of common stock, net of repurchases	13	19
Collection of notes receivable from stockholders	—	27
Repayment of borrowings	(412)	(360)

Net cash used in financing activities	(399)	(314)
Net decrease in cash and equivalents	(807)	(6,716)
Cash and cash equivalents—beginning of period	3,130	14,747

Cash and cash equivalents—end of period	$2,323	$8,031

Supplemental disclosure of cash flow information—cash paid during the period for interest	$50	$105

See accompanying notes to these condensed consolidated financial statements.

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1.    Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements of Valicert, Inc. and its subsidiaries (the “Company”) reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the interim periods presented in conformity with accounting principals generally accepted in the United States of America (“GAAP”) for the interim financial information. Such adjustments are of a normal recurring nature. Intercompany balances and transactions have been eliminated in consolidation.

The statements have been prepared in accordance with the regulations of the Securities and Exchange Commission. Accordingly, they do not include all information and footnotes required by GAAP. The results of operations for the three-month period ended March 31, 2003 are not necessarily indicative of the operating results to be expected for the full fiscal year or future operating periods. The information included in this report should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 filed with the Securities and Exchange Commission on March 17, 2003.

The accompanying interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements and in the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, the Company had net losses of $1.9 million and $21.7 million and negative cash flows from operations of $449,000 and $19.0 million in the three months ended March 31, 2003 and the year ended December 31, 2002, respectively, and an accumulated deficit of $98.2 million at March 31, 2003. These factors, among others, raise substantial doubt as to whether the Company will be able to continue as a going concern for at least the next 12 months.

The financial statements do not include any adjustments relating to the recoverability and reclassification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. As discussed in Note 9, on February 18, 2003, the Company entered into a definitive merger agreement with Tumbleweed Communications Corp. In the event that the proposed merger is not consummated, the Company intends to seek additional debt or equity financing to fund its operations. However, no assurances can be given that additional financing would be available.

Note 2.    Discontinued Operations

In January 2002, the Company announced its decision to exit its application service provider (hosting) business and ceased to offer the service to new customers. The operations associated with this business consisted of a data center and related personnel. Under the terms of existing contracts, Valicert continued to operate the service through January 2003 and continued to recognize previously deferred revenue related to these hosting arrangements. As Valicert was unable to dispose of the hosting business or classify the assets as held-for-sale until January 2003 the hosting business did not meet the requirements to be classified as a discontinued operation until the March 31, 2003 consolidated financial statements were prepared.

In January 2003, the Company completed its final contract related to the hosting business. Accordingly, the results of the operations of the hosting business have been classified as discontinued and prior periods have been reclassified on this basis. During the three months ended March 31, 2002, the Company recorded $130,000 of revenues and $231,000 of costs of revenues related to the hosting business. The Company also recorded impairment charges of $1.0 million related to the hosting business in the quarter ended March 31, 2002 (see

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Note 7) which have been included in loss from discontinued operations. No revenues or expenses were recognized for this business in the three months ended March 31, 2003.

Note 3.    Segment Information

The Company operates in one operating and reportable segment: the development and marketing of internet cryptographic software products. The Company’s chief operating decision maker is its Chief Executive Officer.

Note 4.    Net Loss Per Share

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average common shares outstanding for the period. Diluted net loss per share reflects the weighted-average common shares outstanding plus the potential effect of dilutive securities or contracts which are convertible to common shares such as options and warrants (using the treasury stock method) and shares issuable in future periods, except in cases where the effect would be anti-dilutive.

The following is a reconciliation of the numerators and denominators used in computing basic and diluted net loss per share (in thousands, except per share amounts):

	Three Months Ended March 31,
	2003	2002
Loss from continuing operations (numerator), basic and diluted	$(1,925)	$(10,749)

Shares (denominator):
Weighted average common shares outstanding	25,263	25,419
Weighted average common shares subject to repurchase	(39)	(321)

Shares used in computation, basic and diluted	25,224	25,098

Loss from continuing operations per share, basic and diluted	$(0.08)	$(0.38)

At March 31, 2003 and 2002, options to purchase 4,769,491 and 3,713,924 shares of common stock, respectively, and warrants to purchase 1,036,063 and 1,244,396 shares of common stock, respectively, were excluded from the calculation of diluted net loss per share, as their inclusion would be anti-dilutive.

Note 5.    Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force (“EITF”) Issue No. 94-3. The Company adopted the provisions of SFAS No. 146 on January 1, 2003. SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The Company adopted the provisions of FIN 45 for guarantees issued

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

or modified after December 31, 2002. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosures required by SFAS No. 148 are included in these consolidated financial statements.

Note 6.    Stock Compensation

The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, as amended. The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation (in thousands):

	Three Months Ended March 31,
	2003	2002
Net loss:
As reported:	$(1,925)	$(10,696)
Add: total stock compensation expense included in reported net loss	253	429
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(552)	(547)

Pro forma net loss	$(2,224)	$(10,814)

Pro forma basic and diluted net loss per share, as reported	$(0.08)	$(0.43)

Pro forma basic and diluted net loss per share	$(0.09)	$(0.43)

The pro forma stock compensation expense for the three months ended March 31, 2003 and 2002 has been calculated using the Black-Scholes option valuation model with the following weighted average assumptions:

	Three Months Ended March 31,
	2003	2002
Expected life in years	5	5
Expected volatility	100%	100%
Risk-free interest rate	4.2%	6.3%
Expected dividends	—	—

Note 7.    Restructuring Charges

During January of 2002, the Company completed a reduction in workforce, which resulted in the termination of 47 employees, or approximately 24% of the Company’s workforce. The affected employees

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

included full-time regular employees across all departments. Employee separation expenses were primarily comprised of severance pay. All of the affected employees were terminated as of March 31, 2002, and we paid approximately $250,000 in separation benefits. The employee separation expenses were classified as salaries and other personnel-related costs and allocated to the appropriate functional department. There are no remaining cash payments related to these actions.

During the three months ended March 31, 2002, the Company recorded restructuring and impairment charges of approximately $4.7 million in accordance with EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and Staff Accounting Bulletin (“SAB”) 100, Restructuring and Impairment Charges. The Company’s restructuring initiatives involved strategic decisions to cease providing certain services and to consolidate its corporate facilities. As discussed in Note 2, in January 2002, the Company announced its decision to exit its application service provider business. As a result of this action, management determined that the value of certain equipment was impaired and recorded an impairment charge of approximately $1.0 million, which is included in loss from discontinued operations. In March 2002, the Company consolidated its corporate facilities and terminated the long-term facility lease contract for an unutilized facility located in Mountain View, California. As a result of this action, the Company recorded additional restructuring and impairment charges of approximately $3.7 million, which is comprised of $3.6 million for settlement costs and forfeiture expenses associated with the building, $562,000 related to the impairment of associated equipment and leasehold improvements and the write-off of security deposits, offset by the reversal of previously recorded deferred rent of $434,000.

Note 8.    Contingencies

A class action lawsuit was filed on December 3, 2001 in the United States District Court for the Southern District of New York on behalf of purchasers of Valicert common stock alleging violations of federal securities laws. In re Valicert, Inc. Initial Public Offering Securities Litigation, No. 01-CV-10889 (SAS) (S.D.N.Y.), related to In re Initial Public Offerings Securities Litigation, No. 21 MC 92 (SAS). The case is brought purportedly on behalf of all persons who purchased the Company’s common stock from July 27, 2000 through December 6, 2000. The complaint names as defendants the Company, its former chief executive officer, its chief financial officer, and an investment banking firm that served as an underwriter for the Company’s initial public offering in July 2000.

The amended complaint alleges violations of Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Exchange Act, of 1934, as amended (the “Exchange Act”) on the grounds that the prospectus incorporated in the registration of 1933, as amended (the “Securities Act”) statement for the offering failed to disclose, among other things, that (i) the underwriter had solicited and received excessive and undisclosed commissions from certain investors in exchange for which the underwriter allocated to those investors material portions of the shares of the Company’s stock sold in the initial public offering, and (ii) the underwriter had entered into agreements with customers whereby the underwriter agreed to allocate shares of the Company’s stock sold in the initial public offering to those customers in exchange for which the customers agreed to purchase additional shares of the Company’s stock in the aftermarket at pre-determined prices. The amended complaint also alleges that false analyst reports were issued. No specific damages are claimed.

On February 19, 2003, Judge Scheindlin issued a ruling on the motions. The Court denied the Company’s motion to dismiss the claims under the Securities Act. The Court granted the Company’s motion to dismiss the claims under the Securities Exchange Act. The Company believes that the allegations are without merit and intends to contest them vigorously. If the outcome of the litigation is adverse to the Company and if, in addition,

VALICERT, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

it is required to pay significant monetary damages in excess of available insurance, our business would be significantly harmed. At March 31, 2003, management is unable to determine the amount of loss to the Company, if any, that would result from an unfavorable ruling in this matter.

On December 12, 2002, the Company granted options to purchase a total of 1,029,209 shares of the Company’s common stock at an exercise price of $0.28 per share, which was the fair market value on the date of grant. Such grants were not properly qualified under the California Corporate Securities Law of 1968, as amended. The Company submitted an application for a permit from the California Department of Corporations in order to effectuate a rescission offer and minimize any liability the Company may have. In May 2003, the rescission offer was completed, and the liability to the Company was not material.

On April 23, 2003, Tumbleweed Communications Corp. (see Note 9) received a letter from CoreStreet, Ltd. in which CoreStreet, Ltd. indicated it had filed a patent infringement action against Valicert. The Company has not been served with a complaint. Accordingly, management is unable to assess the likelihood of an unfavorable outcome with respect to this matter or the amount of potential loss, if any.

In addition, the Company is occasionally involved in other legal proceedings arising in the normal course of its business. Failure to prevail could have a material adverse effect on our financial position, results of operation and cash flows in the future.

Under the indemnification of the Company’s standard reseller agreements and software license agreements, the Company agrees to defend the reseller/licensee against third party claims asserting infringement by Company’s products of certain intellectual property rights, which may include patents, copyrights, trademarks or trade secrets, and to pay any judgments entered on such claims against the reseller/licensee.

Note 9.    Merger Agreement

On February 18, 2003, the Company signed a definitive agreement to merge with Tumbleweed Communications Corp. (“Tumbleweed”) in a stock-for-stock transaction, where each share of the Company’s common stock will be exchanged for .385 shares of Tumbleweed common stock, or approximately 9.8 million shares, which represent approximately 24% of Tumbleweed’s outstanding stock immediately following the closing of the merger. The merger remains subject to certain closing conditions, which includes approval by the Company’s stockholders. There can be no assurances that the merger will be consummated. In connection with the proposed merger, the Company incurred expenses of $562,000 during the three months ended March 31, 2003.

ANNEX A

AGREEMENT

and

PLAN OF REORGANIZATION AND MERGER

by and among

TUMBLEWEED COMMUNICATIONS CORP.,

VELOCITY ACQUISITION SUB, INC.

and

VALICERT, INC.

A-i

A-ii

Section 8.5	Counterparts	A-39
Section 8.6	Entire Agreement; No Third Party Beneficiaries; Rights of Ownership	A-39
Section 8.7	Severability	A-39
Section 8.8	Governing Law	A-39
Section 8.9	Assignment	A-39

EXHIBITS
A	Form of Company Voting Agreement
B	Form of Employment Agreements
B-1	Form of Non-Competition Agreement
C	Form of Parent Voting Agreement
D	Form of Certificate of Merger
E	Form of Affiliate Agreement
F-1	Form of Gray Cary Ware & Freidenrich LLP Opinion
F-2	Form of Skadden, Arps, Slate, Meagher & Flom LLP Opinion

SCHEDULES
A	Company Voting Agreement Signatories
B	Company Employees Entering into Employment Agreements
C	Parent Voting Agreement Signatories

A-iii

INDEX OF DEFINED TERMS

Section
Acquisition Agreement	5.6(b)
Affected Payroll Items	5.21
Agreement	Preamble
Alternative Transaction	5.6(a)
Ancillary Agreements	Recitals
Assertion	5.12(a)
Assumed Company Option Plans	2.6
Audit	3.12(l)
Certificate of Merger	1.2
Certificates	2.1(d)
Closing	1.3
Closing Date	1.3
Code	Recitals
Company	Preamble
Company Agreement	3.4
Company Balance Sheet	3.22
Company Benefit Plans	3.9(a)
Company Board	3.3(b)
Company Common Stock	2.1(a)
Company Designee	5.24(a)
Company Disclosure Schedule	Article III
Company Financial Statements	3.5
Company License Agreements	3.17(b)
Company Options	2.6
Company Option Plans	2.6
Company Reseller	5.23
Company SEC Documents	3.5
Company Special Meeting	5.7(a)
Company Stockholder Approval	3.3(a)
Company Stockholders Agreements	Recitals
Company Warrants	2.7
Confidentiality Agreement	5.3
Corporations Code	5.24
Consulting Agreement	3.18
Continuing Employees	5.20
DGCL	1.1
Effective Time	1.2
Employment Agreements	Recitals
Environmental Claims	3.15(b)
Environmental Laws	3.15(a)
ERISA	3.9(a)
ERISA Affiliate	3.9(a)
ESPP	2.6
ESPP Date	2.6
Exchange Act	3.4
Exchange Agent	2.2
Exchange Ratio	2.1(a)
GAAP	3.5
Governmental Entity	3.4
Gray Cary	5.15(b)
HMO	3.9(d)

A-iv

Indemnified Liability	5.12(a)
Indemnified Parties	5.12(a)
Indemnified Party	5.12(a)
Indemnitors	5.12(a)
Intellectual Property	3.17(a)
IRS	3.9(a)
Liens	3.2(c)
Material Adverse Effect	3.1
Materials of Environmental Concern	3.15(a)
Merger	1.1
Merger Consideration	2.1(a)
Merger Filing	1.2
Netherlands Lease	5.22
Non-Competition Agreements	Recitals
Parent	Preamble
Parent Board	5.7(b)
Parent Common Stock	2.1(a)
Parent Disclosure Schedule	Article IV
Parent Preferred Stock	4.2(a)
Parent Registration Statement	5.8(a)
Parent SEC Documents	4.6
Parent Special Meeting	5.7(b)
Parent Stockholder Approval	4.3(a)
Parent Stockholders Agreements	Recitals
Proprietary Rights and Confidentiality Agreement	3.18
Proxy Statement/Prospectus	5.8(a)
Real Property	3.14
Recipient Parties	5.3
Representatives	5.3
Requisite Regulatory Approvals	5.4
Restraints	6.1(c)
Rights	3.2(b)
SEC	3.5
Secretary of State	1.2
Securities Act	3.5
Skadden, Arps	5.15(b)
Software	3.17(a)
SoundView	3.24
Special Meetings	5.7(b)
Sub	Preamble
Subsequent Determination	5.6(b)
Subsidiary	3.1
Superior Proposal	5.6(b)
Surviving Corporation	1.1
Tax	3.12(l)
Tax Authority	3.12(l)
Tax Returns	3.12(l)
Taxes	3.12(l)
Third Party	5.6(a)
Third Party Expenses	8.1
Trade Secrets	3.17(a)
Trademarks	3.17(a)
WARN	3.21(b)
Written Offer	5.24

A-v

AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

AGREEMENT AND PLAN OF REORGANIZATION AND MERGER (this “Agreement”), dated as of February 18, 2003, by and among Tumbleweed Communications Corp., a Delaware corporation (“Parent”), Velocity Acquisition Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Sub”), and Valicert, Inc., a Delaware corporation (the “Company”).

WITNESSETH:

WHEREAS, the Boards of Directors of Parent and Sub have approved, and deem it advisable and in the best interests of their respective stockholders to consummate, a strategic business combination between the Company and Parent upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company, having determined that such combination is desirable, has approved the transactions contemplated by this Agreement and the Ancillary Agreements (as defined below);

WHEREAS, as a condition and inducement to Parent’s and Sub’s willingness to enter into this Agreement and incur the obligations set forth herein, concurrently with the execution and delivery of this Agreement, (i) Parent and certain stockholders of the Company identified on Schedule A hereto have entered into a voting and lock-up agreement in the form of Exhibit A hereto (the “Company Stockholders Agreements”), pursuant to which, among other things, such stockholders agree to vote in favor of approval and adoption of this Agreement and to restrict transfer or disposition of shares of Parent Common Stock (as defined in Section 2.1(a) hereof) receivable under this Agreement, subject and pursuant to the terms therein; and (ii) Parent and certain key employees of the Company identified in Schedule B hereto have entered into employment agreements (the “Employment Agreements”) in the forms of Exhibit B hereto, in each case, on terms proposed by Parent, the effectiveness of which are conditioned upon the consummation of the transactions contemplated hereby, and three of such key employees have entered into a non-competition agreement with the Company (the “Non-Competition Agreements”), on terms proposed by Parent, in the form of Exhibit B-1 hereto, the effectiveness of which is conditioned upon the consummation of the transaction contemplated hereby;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement and incur the obligations set forth herein, concurrently with the execution and delivery of this Agreement, (i) the Company and certain stockholders of Parent identified in Schedule C hereto have entered into a voting agreement in the form of Exhibit C hereto (the “Parent Stockholders Agreements”), pursuant to which, among other things, such stockholders agree to vote in favor of approval and adoption of this Agreement (the Company Stockholders Agreements, the Parent Stockholders Agreements, the Non-Competition Agreement and the Employment Agreements are collectively referred to herein as the “Ancillary Agreements”); and

WHEREAS, for United States federal income tax purposes, it is intended that the Merger (as defined in Section 1.1 hereof) shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Section 368 of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements, and other good and valuable consideration, set forth herein and in the Ancillary Agreements, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

MERGER

Section 1.1    The Merger.     Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2 hereof), the Company and Sub shall consummate a merger (the “Merger”) pursuant to which (a) Sub shall be merged with and into the Company and the separate corporate existence of Sub shall thereupon cease, (b) the Company shall be the successor or surviving corporation (the “Surviving Corporation”) in the Merger and shall continue to be governed by the laws of the State of Delaware and (c) the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

Pursuant to the Merger, (a) the Certificate of Incorporation of Sub, as in effect immediately prior to the Effective Time (as defined in Section 1.2 hereof), shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation, and (b) the By-laws of Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by law, such Certificate of Incorporation and such By-laws. The Merger shall have the effects set forth in the Delaware General Corporation Law (the “DGCL”).

Section 1.2    Effective Time.    Parent, Sub and the Company will cause a certificate of merger (the “Certificate of Merger”) in the form of Exhibit D hereto, to be filed on the Closing Date (as defined in Section 1.3 hereof), or on such other date as Parent and the Company may agree, with the Secretary of State of the State of Delaware (the “Secretary of State”) as provided in the DGCL. The Merger shall become effective on the date on which the Certificate of Merger pursuant to Section 251 of the DGCL and any other documents necessary to effect the Merger in accordance with the DGCL are duly filed with the Secretary of State (the “Merger Filing”) or such time as is agreed upon by the parties and specified in the Certificate of Merger, and such time is hereinafter referred to as the “Effective Time.”

Section 1.3    Closing.    The closing of the Merger (the “Closing”) will take place at 8:00 a.m., local time, on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of all of the conditions set forth in Article VI hereof (the “Closing Date”), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Palo Alto, California 94301, or such other date or place as agreed to in writing by the parties hereto.

Section 1.4    Directors and Officers of the Surviving Corporation.    The directors and officers of the Sub at the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and By-laws.

ARTICLE II

CONVERSION OF SHARES

Section 2.1    Conversion of Shares.

(a)    Each share of common stock, $.001 par value per share (the “Company Common Stock”), of the Company issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 2.1(c) hereof) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive .385 (the “Exchange Ratio”) of a fully paid and nonassessable share (the “Merger Consideration”) of common stock, par value $.001 per share, of Parent (the “Parent Common Stock”).

(b)    Each share of common stock, par value $.001 per share, of Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Parent, be converted into one fully paid and nonassessable share of common stock, $.001 par value per share, of the Surviving Corporation.

(c)    Any shares of Company Common Stock that are owned by Parent, Sub or any other wholly owned Subsidiary (as defined in Section 3.1) of Parent shall be canceled and retired and shall cease to exist and no Parent Common Stock or other consideration shall be delivered in exchange therefor.

(d)    On and after the Effective Time, holders of certificates (the “Certificates”), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock, shall cease to have any rights as stockholders of the Company, except the right to receive, subject to Section 2.5 hereof, the Merger Consideration (and cash in lieu of any fractional share as contemplated by Section 2.3) for each share of Company Common Stock held by them. Any restrictions (including, but not limited to, forfeiture or repurchase rights in favor of the Company) on shares of Company Common Stock in effect immediately prior to the Effective Time (the “Company Restricted Stock”), shall continue in full force from and after the Effective Time; provided, however, that, from and after the Effective Time, all references to the Company shall be deemed to refer to Parent.

Section 2.2    Surrender of Certificates.    At or promptly after the Effective Time, Parent shall make available to Equiserve L.P., or a bank reasonably acceptable to the Company (the “Exchange Agent”), in trust for the benefit of the holders of shares of Company Common Stock for exchange in accordance with this Article II, (i) cash in an amount sufficient to pay cash in lieu of fractional shares pursuant to Section 2.3, and (ii) certificates representing the aggregate number of shares of Parent Common Stock issuable pursuant to Section 2.1 hereof. As promptly as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing Parent Common Stock and cash in lieu of fractional shares, if applicable. Upon surrender of a Certificate or Certificates to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Certificates, and the Certificate(s) so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Article II, from and after the Effective Time each Certificate shall be deemed to represent only the right to receive the Merger Consideration (and cash in lieu of any fractional share as contemplated by Section 2.3) for each share of Company Common Stock formerly represented by such Certificate, and shall not evidence any interest in, or any right to exercise the rights of a stockholder of, Parent. If a certificate representing Parent Common Stock is to be issued or a cash payment in lieu of fractional share interests is to be made to a person other than the one in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition to such issuance or payment that such Certificate be properly endorsed (or accompanied by an appropriate instrument of transfer) and accompanied by evidence that any applicable stock transfer taxes have been paid or provided for.

Section 2.3    No Fractional Shares.

(a)    No certificates representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of such fractional shares, any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares of Parent Common Stock issuable to such holder) shall, upon surrender of such holder’s Certificate or Certificates, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Parent Common Stock as quoted on The Nasdaq National Market System on the Closing Date.

(b)    As promptly as practicable following the Effective Time, the Exchange Agent shall deliver the Merger Consideration, whether in the form of Parent Common Stock or cash in lieu of fractional shares, or both to each holder of a Certificate or Certificates which have been surrendered.

Section 2.4    No Dividends.    No dividends or other distributions declared or made after the Effective Time with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Parent Common Stock represented thereby until the holder of such Certificate shall surrender such Certificate. Dividends or other distributions with a record date after the Effective Time payable in respect of shares of Parent Common Stock held by the Exchange Agent shall be held in trust for the benefit of such holders of unsurrendered Certificates. Following surrender of any previously unsurrendered Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the date of payment of any dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender, the amount of such dividends or other distributions payable with respect to such whole shares of Parent Common Stock.

Section 2.5    Return to Parent.    Any shares of Parent Common Stock made available to the Exchange Agent and not exchanged for Certificates within six (6) months after the Effective Time and any dividends and distributions held by the Exchange Agent for payment or delivery to the holders of unsurrendered Certificates formerly representing shares of Company Common Stock and unclaimed within six (6) months after the Effective Time shall be redelivered or repaid by the Exchange Agent to Parent, after which time any holder of Certificates who has not theretofore delivered or surrendered such Certificates to the Exchange Agent, subject to applicable law, shall look as a general creditor only to Parent for payment of the Merger Consideration, cash in lieu of fractional share interests, and any such dividends or distributions with respect to its shares of Parent Common Stock. Notwithstanding the foregoing, none of Parent, the Exchange Agent, the Surviving Corporation or any other party shall be liable to any holder of a Certificate formerly representing shares of Company Common Stock for any Merger Consideration, cash in lieu of fractional share interests or dividends or distributions properly delivered to a public official pursuant to applicable property, escheat or similar laws. If Certificates are not surrendered prior to two (2) years after the Effective Time, unclaimed Merger Consideration (or funds with respect to fractional shares) payable with respect to such shares of Company Common Stock shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

Section 2.6    Company Option Plans.    At the Effective Time, all options then outstanding, whether or not vested and exercisable, under the Company’s 2001 Non-Statutory Stock Plan, Receipt.com Stock Plan, 1998 Stock Plan and 1996 Equity Incentive Plan (collectively, the “Company Option Plans”) other than stock purchase rights outstanding pursuant to the 2000 Employee Stock Purchase Plan (the “ESPP”) (collectively, the “Company Options”), in each case, as in effect on the date hereof, shall be assumed by Parent. Each Company Option assumed by Parent, shall be subject to, and exercisable upon, the same terms and conditions as under the applicable Company Option Plan and the applicable option agreement issued thereunder, except that (a) each such assumed Company Option shall be exercisable for, and represent the right to acquire, that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to (i) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio; and (b) the option price per share of Parent Common Stock subject to each such assumed Company Option shall be an amount equal to (i) the option price per share of Company Common Stock subject to such Company Option in effect immediately prior to the Effective Time divided by (ii) the Exchange Ratio (rounded up to the nearest whole cent). The Company represents and warrants that each of the foregoing actions may be taken and effected by the Company without the consent of any holder of Company Options. As of the Effective Time, Parent shall assume in full each outstanding Company Option and all of the other rights and obligations of the Company Option Plans, other than the Receipt.com Stock Plan, as provided herein (the “Assumed Company Option Plans”).

As of a date prior to the Effective Time, as selected by the Company (the “ESPP Date”), all offering and purchase periods in progress under the ESPP shall be terminated and no new offering or purchase period shall be commenced. The rights of the participants in the ESPP with respect to any such offering or purchase period shall be determined by treating the ESPP Date as the Purchase Date (as defined in the ESPP) of such offering and purchase periods, but otherwise treating such shortened offering and purchase periods as fully effective and completed in accordance with the terms of the ESPP effective as of the ESPP Date. The Company shall take all action necessary terminate the rights of all participants under the ESPP effective as of the ESPP Date.

The adjustment provided herein with respect to stock options shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. The duration, vesting schedule, exercisability and other terms of each option immediately after the Effective Time shall be the same as the corresponding terms in effect immediately before the Effective Time, except that all references to Company in the Company Option Plans (and the corresponding references in the option agreement documenting such option) shall be deemed to be references to Parent. Except as set forth in Section 3.2(d) of the Company Disclosure Schedule (as defined in Article III hereof), vesting of Company Options shall not be accelerated as a result of the Merger. Continuous employment with the Company or its Subsidiaries shall be credited to the optionee for purposes of determining the vesting of all assumed Company Options after the Effective Time. As soon as reasonably practicable, but in no event later than thirty (30) days after the Effective Time, Parent will issue to each holder of an assumed Company Option notice of the foregoing assumption by Parent.

Parent shall file with the SEC, no later than ten (10) business days after the Effective Time, a Registration Statement on Form S-8 relating to the shares of Parent Common Stock issuable with respect to the Company Options assumed by Parent in accordance with this Section 2.6.

Section 2.7    Company Warrants.    At the Effective Time, all warrants to purchase Company Common Stock (the “Company Warrants”) then outstanding, whether or not exercisable, shall be assumed by Parent. Each Company Warrant assumed by Parent shall be subject to, and exercisable upon, the same terms and conditions as under the applicable warrant agreement issued thereunder, except that (a) each assumed Company Warrant shall be exercisable for, and represent the right to acquire, that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to (i) the number of shares of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio; and (b) the exercise price per share of Parent Common Stock subject to each assumed Company Warrant shall be an amount equal to (i) the price per share of Company Common Stock subject to such Company Warrant in effect immediately prior to the Effective Time divided by (ii) the Exchange Ratio (rounded up to the nearest whole cent). The Company represents and warrants that each of the foregoing actions may be taken and effected by the Company without the consent of any holder of Company Warrants.

Section 2.8    Stock Transfer Books.    At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock shall thereafter be made. If, after the Effective Time, certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation, they shall be canceled and exchanged for cash and/or certificates representing Parent Common Stock pursuant to this Article II.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as set forth in the disclosure schedule prepared and signed by the Company and delivered to Parent simultaneously with the execution hereof (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Sub all of the statements contained in this Article III. The Company Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in Article III and shall qualify only the corresponding sections in this Article and any other section hereof where it is reasonably clear upon a reading of such disclosure without any independent knowledge on the part of the reader regarding the matter disclosed, that the disclosure is intended to apply to such other section.

Section 3.1    Organization.    Each of the Company and its Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority, and governmental approvals would not have a material adverse effect on the Company and its Subsidiaries. The Company and each of its Subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, in the aggregate, have a material adverse effect on the Company and its Subsidiaries. As used in this Agreement, the word “Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding such partnerships where such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries. As used in this Agreement, any reference to any event, change or effect having a “material adverse effect” on or with respect to any entity (or group of entities taken as a whole) means such event, change or effect, individually or in the aggregate with such other events, changes, or effects, which is materially adverse to the financial condition, businesses, results of operations, assets, liabilities or properties of such entity (or, if used with respect thereto, of such group of entities taken as a whole), it being understood that none of the following shall be deemed by itself or by themselves, either alone or in combination, to constitute a material adverse effect: (i) in and of itself, a change in the market price or trading volume of Company Common Stock or Parent Common Stock, as the case may be, (ii) conditions affecting the economy of the United States of America as a whole, (iii) conditions affecting generally the industry in which both the Parent and the Company, as applicable, operate, (iv) the taking of any action expressly required by the terms of this Agreement, (v) failure, in and of itself, and excluding the cause of any such failure, by the Company or Parent, as applicable, to meet the revenue or earnings prediction of equity analysts as reflected in the First Call consensus estimate or any internal projections, for any period ending (or for which earnings are released) on or after the date of this Agreement and prior to the Closing Date, or (vi) any adverse change, effect, event, occurrence or development to the extent primarily attributable to the announcement or pendency of the Merger; provided, however, the party invoking the exclusion shall bear the burden of showing that such change, effect, event, occurrence or development which the Company or Parent, as the case may be, claims does not constitute a material adverse effect is primarily attributable to the announcement or pendency of the Merger. Section 3.1 of the Company Disclosure Schedule, sets forth a complete list of the names, jurisdiction of incorporation or other formation and capitalization of each of the Company’s Subsidiaries and the jurisdictions in which the Company and each of its Subsidiaries are qualified to do business.

Section 3.2    Capitalization.

(a)    The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock. As of the date two (2) days prior to the date hereof, (i) 25,362,436 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company preferred stock were issued and outstanding; (iii) 4,895,306 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Company Options pursuant to the Company Option Plans; (iv) 1,029,430 shares of Company Common Stock were reserved for issuance upon the exercise of Company Warrants; and (v) 23,327 shares of Company Restricted Stock. All of the issued and outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable, were issued in compliance with applicable law, and are not subject to any preemptive or similar rights. As of the date two (2) days prior to the date hereof, 8,582,346 shares of Company Common Stock were reserved for issuance under the Company’s 1998 Stock Plan, of which 4,356,550 shares of Company Common Stock were subject to outstanding Company Options, and 2,468,907 shares of Company Common

Stock remained available for subsequent grant. All Company Options were issued in compliance with applicable securities laws.

(b)    There are not now, and at the Effective Time there will not be, any (i) outstanding right, subscription, warrant, call, option or other agreement or arrangement of any kind (collectively, “Rights”) to purchase or otherwise to receive from the Company or any of its Subsidiaries any of the outstanding authorized but unissued or treasury shares of the capital stock or any other security of the Company or any of its Subsidiaries, (ii) outstanding security of any kind convertible into or exchangeable for such capital stock or (iii) voting trust or other agreement or understanding to which the Company or any of its Subsidiaries is a party or is bound with respect to the voting of the capital stock of the Company or any of its Subsidiaries, and, in the case of each of clause (i), (ii) and (iii), there is not now any agreement, contract, commitment or arrangement to which the Company or any of its Subsidiaries is a party or is bound to issue or enter into, as applicable, any of the foregoing.

(c)    Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable and each such share is owned by the Company, free and clear of any mortgage, pledge, assessment, security interest, lease, sublease, lien, adverse claim, levy, charge, option, right of others or restriction (whether on voting, sale, transfer, disposition or otherwise) or other encumbrance of any kind, whether imposed by agreement, understanding, law or equity, or any conditional sale contract, title retention contract or other contract to give or to refrain from giving any of the foregoing (collectively, “Liens”).

(d)    Section 3.2(d) of the Company Disclosure Schedule sets forth a listing of (i) all outstanding Company Options as of the date hereof, which schedule shows the portion of each Company Option that is then vested, the vesting and acceleration provisions thereof, if any, the date upon which each Company Option expires and whether or not such Company Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code; (ii) all outstanding Company Restricted Stock as of the date hereof; (iii) all outstanding Company Warrants as of the date hereof, which schedule shows the portion of each Company Warrant which is exercisable and the date upon which each Company Warrant expires; and (iv) each outstanding Company Option and Company Warrant that will accelerate, in whole or in part, pursuant to its terms as a result of the transactions contemplated hereby, which schedule summarizes the terms of acceleration pursuant to such Company Option, Company Warrant or Company Option Plan.

Section 3.3    Authorization; Validity of Agreement; Company Action.

(a)    The Company has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and, subject to obtaining approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which the Company is a party, and the consummation by it of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of the Company and, except for obtaining the Company Stockholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby. Each of this Agreement and the Ancillary Agreements to which it is a party have been duly executed and delivered by the Company and, assuming each of this Agreement and such Ancillary Agreements constitutes a valid and binding obligation of the other parties hereto and thereto, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)    The Board of Directors of the Company (the “Company Board”) has duly and validly approved and taken all corporate action required to be taken by such Company Board for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, and resolved to recommend that the stockholders of the Company approve and adopt this Agreement. The Company Stockholder Approval is the only vote of the holders of any class or series of Company capital stock necessary to approve this Agreement and to consummate the Merger. The Company has taken all actions necessary with respect to the entering into of this Agreement and the Ancillary Agreements to which it is a party, the consummation of the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements so as to render inapplicable to such transactions the restrictions on business combinations contained in Section 203 of the DGCL.

Section 3.4    Consents and Approvals; No Violations.    Except for the Company Stockholder Approval, the Merger Filing, and filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act and state blue sky laws, neither the execution, delivery or performance of this Agreement or any Ancillary Agreements by the Company nor the consummation by the Company of the transactions contemplated hereby or thereby nor compliance by the Company with any of the provisions hereof or thereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws or similar organizational documents of the Company or of any of its Subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency (a “Governmental Entity”), (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or result in the creation of any lien) under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound (a “Company Agreement”) or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of its Subsidiaries or any of their properties or assets, including, but not limited to, the laws of the state of California and the state of Delaware, except in the case of clauses (ii), (iii) or (iv) where the failure to obtain such permits, authorizations, consents or approvals or to make such filings, or where such violations, breaches or defaults would not, individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries, taken as a whole, and will not materially impair the ability of the Company to consummate the transactions contemplated hereby or by the Ancillary Agreements.

Section 3.5    SEC Reports and Financial Statements.    The Company has filed with the Securities and Exchange Commission (the “SEC”), and has heretofore made available to Parent true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by it and its Subsidiaries since December 31, 2000 under the Exchange Act and the Securities Act of 1933, as amended (the “Securities Act”) (as such documents have been amended since the time of their filing, collectively, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents, including, without limitation, any financial statements or schedules included therein (the “Company Financial Statements”) (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the SEC thereunder. The Company SEC Documents include all the documents that the Company was required to file with the SEC since December 31, 2000. The Company Financial Statements have been prepared from, and are in accordance with, the books and records of the Company and its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) and present fairly the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries as at the dates thereof or for the periods presented therein.

Section 3.6    Absence of Certain Changes.    Except as and to the extent disclosed in the Company SEC Documents filed prior to the date of this Agreement, since September 30, 2002, the Company and its Subsidiaries have conducted their respective businesses and operations in all material respects consistent with past practice only in the ordinary and usual course. From September 30, 2002 through the date of this Agreement, there has not occurred (i) any event, change or effect (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) having or, which would be reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries; (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the equity interests of the Company or of any of its Subsidiaries; or (iii) any change by the Company or any of its Subsidiaries in accounting principles or methods, except insofar as may be required by a change in GAAP. Since September 30, 2002 neither the Company nor any of its Subsidiaries has taken any of the actions prohibited by Section 5.1 hereof.

Section 3.7    No Undisclosed Liabilities.    Since December 31, 2002, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that (a) have, or would be reasonably likely to have, a material adverse effect on the Company and its Subsidiaries or (b) would be required to be reflected or reserved against on a consolidated balance sheet of the Company and its Subsidiaries (including the notes thereto) prepared in accordance with GAAP as applied in preparing the consolidated balance sheet of the Company and its Subsidiaries as of the date hereof. Section 3.7 of the Company Disclosure Schedule sets forth the amount of principal and unpaid interest outstanding under each instrument evidencing indebtedness of the Company and its Subsidiaries which will accelerate or become due or result in a right of redemption or repurchase on the part of the holder of such indebtedness (with or without due notice or lapse of time) as a result of this Agreement, any of the Ancillary Agreements, the Merger or the other transactions contemplated hereby or thereby.

Section 3.8    Information in Proxy Statement/Prospectus.    The Proxy Statement/Prospectus (as defined in Section 5.8 hereof) (or any amendment thereof or supplement thereto) will not, at the date mailed to Company stockholders or at the times of the Special Meetings (as defined in Section 5.7(b) hereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Sub specifically for inclusion in the Proxy Statement/Prospectus. None of the information supplied by the Company specifically for inclusion or incorporation by reference in the Parent Registration Statement (as defined in Section 5.8 hereof) will, at the date it becomes effective and at the times of the Special Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus specifically, as to information supplied by the Company for inclusion therein, will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and the laws of the state of California and the state of Delaware.

Section 3.9    Employee Benefit Matters.

(a)    All employee benefit plans and other incentive, compensation or benefit agreements or arrangements (whether written or oral) covering any current or former employee or director of, or consultant to, the Company, any Subsidiary or any trade or business, whether or not incorporated, that together with the Company or any of its Subsidiaries would be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA (each, an “ERISA Affiliate”) are listed in Section 3.9(a) of the Company Disclosure Schedule (the “Company Benefit Plans”). True and complete copies of each Company Benefit Plan, trust and report and summary required under the Code or the Employee Retirement Income Security Act of 1974, as

amended (“ERISA”) and the favorable determination letter from the Internal Revenue Service (the “IRS”) for each plan intended to be qualified under Section 401(a) of the Code, have been delivered to the Parent. Each Company Benefit Plan has been administered and maintained in all material respects in compliance with its terms and with all applicable laws, including, but not limited to, ERISA and the Code. Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS favorable determination, opinion, advisory or notification letter, as applicable, to its qualified status under the Code and to the knowledge of the Company no event has occurred that could reasonably be expected to adversely affect the qualified status of such Company Benefit Plan. Neither the Company nor any of its Subsidiaries has incurred (and to the knowledge of the Company no transaction has occurred which could reasonably be expected to give rise to) any liability or penalty under Section 4975, 4976 or 4980 of the Code or Section 409 or 502(i) of ERISA with respect to any Company Benefit Plan. To the knowledge of the Company, there are no pending, nor has the Company or any of its Subsidiaries received notice of any threatened, claims against or otherwise involving any of the Company Benefit Plans. No Company Benefit Plan is under audit or investigation by the IRS, the Department of Labor or the Pension Benefit Guaranty Corporation, and to the knowledge of the Company, no such audit or investigation is pending or threatened. All contributions and other payments required to be made as of the date of this Agreement to, or pursuant to, the Company Benefit Plans have been made or accrued for in the Company Financial Statements and none of the Company Benefit Plans or any trust established thereunder has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the Company Benefit Plans ended prior to the date of this Agreement. No lien has been imposed under Section 412(n) of the Code or Section 302(f) of ERISA on the assets of the Company, any of its Subsidiaries or any ERISA Affiliate, and no event or circumstance has occurred that is reasonably likely to result in the imposition of any such lien on any such assets on account of any ERISA Plan. Neither the Company nor ERISA Affiliate has at any time contributed to, or been required to contribute to, any “pension plan” (as defined in Section 3(2) of ERISA) that is subject to Title IV of ERISA or Section 412 of the Code, including, without limitation, any “multiemployer plan” (as defined in Sections 3(37) and 4001(a)(3) of ERISA), and neither the Company nor any ERISA Affiliate has at any time incurred or could reasonably expect to incur any liability under Title IV of ERISA.

(b)    The consummation of the Transactions will not, unless required by applicable laws as a result of any Company Benefit Plan’s termination which may be required pursuant to Section 5.19 of this Agreement (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Company Benefit Plan, employment or severance agreement, trust, loan or other compensation or benefits agreement or arrangement that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former employee, officer, director, agent or consultant of the Company or any Subsidiary, or (ii) result in the triggering or imposition of any restrictions or limitations on the right of the Company or Parent to amend or terminate any Company Benefit Plan and receive the full amount of any excess assets remaining or resulting from such amendment or termination, subject to applicable taxes. No payment or benefit which will or may be made by the Company, any of its Subsidiaries, Parent or any of their respective affiliates with respect to any employee, officer or director of the Company or its Subsidiaries will be characterized as an “excess parachute payment,” within the meaning of Section 280G(b)(1) of the Code, and no amount of any such payment or benefit will fail to be deductible by the Company by reason of Section 162(m) of the Code.

(c)    Neither the Company nor any of its Subsidiaries (i) maintains or contributes to any Company Benefit Plan which provides, or has any liability to provide, life insurance, medical, severance or other employee welfare benefits to any employee upon or with respect to periods following his retirement or termination of employment, except as may be required by Section 4980B of the Code; or (ii) has ever represented, promised or contracted (whether in oral or written form) to any employee (either individually or to employees as a group) that such employee(s) would be provided with life insurance, medical, severance or other employee welfare benefits upon their retirement or termination of employment, except to the extent required by Section 4980B of the Code. All amounts of deferred compensation benefits under any Company Benefit Plan have been properly accrued for in the Financial Statements.

(d)    With respect to each Company Benefit Plan which is an “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA, all material claims incurred (including claims incurred but not reported) by employees thereunder for which the Company is, or will become, liable are (i) insured pursuant to a contract of insurance whereby the insurance company bears any risk of loss with respect to such claims; (ii) covered under a contract with a health maintenance organization (an “HMO”) pursuant to which the HMO bears the liability for such claims, or (iii) reflected as a liability in Section 3.9(d) of the Company Disclosure Schedule. Neither the Company, any of its Subsidiaries or any ERISA Affiliate has, prior to the Effective Time and in any material respect, violated any of the health care continuation requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended or the Health Insurance Portability Accountability Act of 1996, as amended, or any similar provision of state law applicable to their employees.

Section 3.10    Litigation; Compliance with Law.

(a)    There is no suit, claim, action, proceeding, arbitration or investigation pending or, to the knowledge of the Company, threatened against or affecting, the Company or any of its Subsidiaries which, individually or in the aggregate, is reasonably likely, individually or in the aggregate, to have a material adverse effect on the Company and its Subsidiaries, or materially impair the ability of the Company to consummate the Merger or the other transactions contemplated hereby or by the Ancillary Agreements. The foregoing includes, without limitation, actions pending or, to the knowledge of the Company, threatened (or any basis therefor known to the Company) involving the prior employment of any of the Company’s or any of its Subsidiaries’ employees, their use in connection with the Company’s or any of its Subsidiaries’ business of any information, techniques, patents, patent applications, copyrights, trade secrets, inventions, technology, know-how, Software (as defined in Section 3.17(a)) or other intellectual property rights allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.

(b)    The Company and its Subsidiaries have complied in a timely manner and in all material respects, with all laws, statutes, regulations, rules, ordinances, and judgments, decrees, orders, writs and injunctions, of any court or Governmental Entity relating to any of the property owned, leased or used by them, or applicable to their business, including, but not limited to, (1) the Foreign Corrupt Practices Act of 1977 and any other laws regarding use of funds for political activity or commercial bribery and (2) laws relating to equal employment opportunity, discrimination, occupational safety and health, environmental, interstate commerce and antitrust.

Section 3.11    No Default.    The business of the Company and each of its Subsidiaries has not been and is not being conducted in default or violation of any term, condition or provision of (i) its respective certificate of incorporation or bylaws or similar organizational documents, (ii) any Company Agreement or (iii) any federal, state, local or foreign law, statute, regulation, rule, ordinance, judgment, decree, order, writ, injunction, concession, grant, franchise, permit or license or other governmental authorization or approval applicable to the Company or any of its Subsidiaries or relating to any of the property owned, leased or used by them, or applicable to their business, excluding from the foregoing clauses (ii) and (iii), defaults or violations that would not, individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries or materially impair the ability of the Company to consummate the Merger or the other transactions contemplated hereby or by the Ancillary Agreements. No investigation or review by any Governmental Entity or other entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity or other entity indicated an intention to conduct the same, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, in the future will not, individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries.

Section 3.12    Taxes.

(a)    The Company and each of its Subsidiaries has timely filed (or has had timely filed on its behalf) with the appropriate Tax Authorities all Tax Returns required to be filed by the Company and each of its Subsidiaries, and such Tax Returns are true, correct, and complete in all material respects.

(b)    The Company and each of its Subsidiaries has paid, or where payment is not yet due, has established an adequate accrual in accordance with GAAP for the payment of, all Taxes for all periods ending through the date hereof.

(c)    There are no liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for liens for Taxes not yet due and for which adequate reserves have been established in accordance with GAAP.

(d)    No federal, state, local or foreign Audits are presently pending with regard to any Taxes or Tax Returns of the Company and its Subsidiaries and to the knowledge of the Company, no such Audit is threatened.

(e)    The Tax Returns of the Company and each of its Subsidiaries have been examined by the applicable Tax Authority (or the applicable statutory period of limitation for the assessment of Taxes for such periods have expired), and for any year that a Tax Return was examined, no material adjustments were asserted as a result of such examination which have not been resolved and fully paid, and no issue has been raised by any Tax Authority in any Audit of the Company or any of its Subsidiaries that, if raised with respect to any other period not so audited, could be expected to result in a proposed deficiency for any such period not so audited.

(f)    There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or any of its Subsidiaries, and no power of attorney granted by the Company or any of its Subsidiaries with respect to any Taxes is currently in force.

(g)    Neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation, indemnification, or sharing of Taxes.

(h)    Neither the Company nor any of its Subsidiaries has been a member of any “affiliated group” (as defined in section 1504(a) of the Code) filing a consolidated U.S. federal income tax return, other than a group the common parent of which was the Company’s and neither Company nor any of its Subsidiaries is subject to Treas. Reg. 1.1502-6 for any period other than such periods during which Company and its Subsidiaries filed a consolidated U.S. federal tax return.

(i)    Neither the Company nor any of its Subsidiaries has been a distributing corporation or a controlled corporation in a transaction described in Section 355(a) of the Code.

(j)    Neither the Company nor any of its Subsidiaries has issued an option or warrant that continues to be outstanding as of the date hereof that when issued had an exercise price of less than 85% of the fair market value of such option or warrant on the date of issuance.

(k)    Since January 1, 2001, the Company has not redeemed any of its stock or made any distributions with respect to its stock other than regular, normal dividends and common stock acquired in the ordinary course of business in connection with employee incentive and benefit programs.

(l)    “Audit” means any audit, assessment, or other examination relating to Taxes by any Tax Authority or any judicial or administrative proceedings relating to Taxes. “Tax” or “Taxes” means all federal, state, local, and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including, without limitation, corporate, business profits, franchise, income, consumption, sales, use, ad valorem and value-added tax, and any interest, fine, additions to tax, or penalties applicable thereto, imposed by any Tax Authority. “Tax Authority” means the IRS and any other domestic, foreign, territorial governmental authority or agency responsible for the administration of, or having the power to impose, any Taxes. “Tax Returns” mean all federal, state, local, and foreign tax returns, declarations, statements, reports, schedules, forms, and information returns and any amendments thereto.

Section 3.13    Contracts.    Each Company Agreement is valid, binding and enforceable and in full force and effect, except where failure to be valid, binding and enforceable and in full force and effect would not have a material adverse effect on the Company and its Subsidiaries, and there are no defaults thereunder, except those defaults that would not have a material adverse effect on the Company and its Subsidiaries. Section 3.13 of the Company Disclosure Schedule sets forth a true and complete list of (i) all Company Agreements entered into by the Company or any of its Subsidiaries and included as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 or any other report filed thereafter that have been altered, amended or otherwise modified in any manner, and (ii) all non-competition agreements imposing restrictions on the ability of the Company or any of its Subsidiaries to conduct business in any jurisdiction or territory.

Section 3.14    Assets; Real Property.    The Company and its Subsidiaries have all assets, properties, rights and contracts necessary to permit the Company and its Subsidiaries to conduct their business as it is currently being conducted, except where the failure to have such assets, properties, rights and contracts would not have a material adverse effect on the Company and its Subsidiaries. The Company SEC Documents accurately identify all material real property or material interests in material real property owned by the Company and its Subsidiaries (the “Real Property”). The Company or its Subsidiaries has good and marketable title to the real property owned by them, free and clear of all liens, charges, security interests, options, claims, mortgages, pledges, easements, rights-of-way or other encumbrances and restrictions of any nature whatsoever, and those that do not adversely affect the value of such real property.

Section 3.15    Environmental Matters.    Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement, (a) the Company and its Subsidiaries are in compliance in all material respects with federal, state, local and foreign laws and regulations relating to pollution, protection or preservation of human health or the environment, including, without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of toxic or hazardous substances, materials or wastes, petroleum and petroleum products, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon, or lead or lead-based paints or materials (“Materials of Environmental Concern”), or otherwise relating to the generation, storage, containment (whether above ground or underground), disposal, transport or handling of Materials of Environmental Concern, or the preservation of the environment or mitigation of adverse effects thereon (collectively, “Environmental Laws”), and including, but not limited to, compliance with any permits or other governmental authorizations or the terms and conditions thereof; (b) neither the Company nor any of its Subsidiaries has received any communication or notice, whether from a governmental authority or otherwise, alleging any violation of or noncompliance with any Environmental Laws by any of the Company or its Subsidiaries or for which the any of them is responsible, and there is no pending or threatened claim, action, investigation or notice by any person or entity alleging potential liability for investigatory, cleanup or governmental response costs, or natural resources or property damages, or personal injuries, attorney’s fees or penalties relating to (i) the presence, or release into the environment, of any Materials of Environmental Concern at any location owned or operated by the Company or its Subsidiaries, now or in the past, or (ii) any violation, or alleged violation, of any Environmental Law (collectively, “Environmental Claims”), except where such Environmental Claims would not have a material adverse effect or otherwise require disclosure in the Company SEC Documents; and (c) there are no past or present facts or circumstances that could form the basis of any Environmental Claim against the Company or its Subsidiaries or against any person or entity whose liability for any Environmental Claim the Company or its Subsidiaries have retained or assumed either contractually or by operation of law, except where such Environmental Claim, if made, would not have a material adverse effect or otherwise require disclosure in the Company SEC Documents. All permits and other governmental authorizations currently held or required to be held by the Company and its Subsidiaries pursuant to any Environmental Laws are identified in Section 3.15 of the Company Disclosure Schedule. The Company has provided to Parent all assessments, reports, data, results of investigations or audits, and other information that is in the possession of or reasonably available to the Company regarding environmental matters pertaining to the environmental condition of the business of the Company and its Subsidiaries, or the compliance (or noncompliance) by the Company or its Subsidiaries with any Environmental Laws.

Section 3.16    Product Liability.    There are not presently pending or, to the knowledge of the Company, threatened any civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings or demand letters relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any product manufactured, distributed or sold by or on behalf of the Company and its Subsidiaries, which if adversely determined, would reasonably be expected to have a material adverse effect on the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries has extended to its customers any written non-uniform product warranties, indemnifications or guarantees.

Section 3.17    Intellectual Property.

(a)    The Company or its Subsidiaries have a valid right to use all trademarks, service marks, trade names, Internet domain names, designs, slogans, and general intangibles of like nature (collectively, “Trademarks”); Software (as defined below); technology; trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies (collectively, “Trade Secrets”) used in Company’s and each Subsidiaries’ business as currently conducted. To the knowledge of the Company, the Company or its Subsidiaries own all patents and copyrights necessary for the conduct of the Company’s and each of its Subsidiaries’ businesses as currently conducted, or are validly licensed under third party patents and copyrights necessary for the same. As used in this Agreement, the term “Intellectual Property” means patents, copyrights, Trademarks, applications for any of the foregoing, and Trade Secrets; the term “Company License Agreements” means any license agreements granting any right to use or practice any rights under any Intellectual Property (except for such agreements for shrink-wrap or click wrap software or other off-the-shelf products that are generally available for less than $25,000), and any written settlements relating to any Intellectual Property, to which the Company or any of its Subsidiaries is a party or otherwise bound; and the term “Software” means any and all computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code.

(b)    Section 3.17(b)(1) of the Company Disclosure Schedule sets forth, for the Intellectual Property owned by the Company or its Subsidiaries, a complete and accurate list of all U.S. and foreign (1) patents and patent applications; (2) Trademark registrations (including Internet domain registrations) and applications and material unregistered Trademarks; (3) copyright registrations and applications, indicating for each, the applicable jurisdiction, registration number (or application number), and date issued (or date filed). Section 3.17(b)(2) of the Company Disclosure Schedule sets forth a complete and accurate list of all third party Software that is incorporated in any Software sold, licensed, leased or otherwise distributed by the Company or any of its Subsidiaries, indicating for each the title, owner/licensor of the Software. Third party Software tools that are used to create the Software sold, licensed, leased or otherwise distributed by the Company or any of its Subsidiaries but are not incorporated therein are specifically excluded from this list.

(c)    The Intellectual Property owned by the Company or any of its Subsidiaries is free and clear of all Liens, and the Company or a Subsidiary of the Company, as noted in Section 3.17(b)(1) of the Company Disclosure Schedule is listed in the records of the appropriate United States, state or foreign agency as the sole owner of record for each application and registration listed in Section 3.17(b)(1) of the Company Disclosure Schedule.

(d)    To the knowledge of the Company, the patents owned by the Company or any of its Subsidiaries are valid and enforceable, in full force and effect, and have not been canceled, expired, or abandoned. The Intellectual Property (other than patents) owned by the Company or any of its Subsidiaries is valid and enforceable, in full force and effect, and to the extent such Intellectual Property is the subject of a registration or application (as described in Section 3.17(b)), such Intellectual Property has not been canceled, expired, or abandoned. There is no pending or, to the knowledge of the Company, threatened opposition, interference or cancellation proceeding before any court or registration authority in any jurisdiction against the registrations listed in Section 3.17(b)(1) of the Company Disclosure Schedule, or, to the knowledge of the Company, against any Intellectual Property licensed to the Company or its Subsidiaries.

(e)    To the knowledge of the Company, the conduct of the Company’s and its Subsidiaries’ business as currently conducted does not infringe upon any Intellectual Property rights owned or controlled by any third party (either directly or indirectly such as through contributory infringement or inducement to infringe). Section 3.17(e) of the Company Disclosure Schedule lists all U.S. and foreign patents for which: (i) the Company has obtained written opinion of counsel; or (ii) the Company has received written notice of infringement or license offer outside the ordinary course of business. There are no claims or suits pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received any notice of a third party claim or suit against the Company or any of its Subsidiaries (1) alleging that its activities or the conduct of its businesses infringes upon, violates, or constitutes the unauthorized use of the Intellectual Property rights of any third party or (2) challenging the ownership, use, validity or enforceability of any Intellectual Property.

(f)    There are no settlements, forbearances to sue, consents, judgments, or orders or similar obligations to which the Company or any of its Subsidiaries are bound which (1) restrict the Company’s or its Subsidiaries’ rights to use any Intellectual Property, (2) restrict the Company’s or its Subsidiaries’ business in order to accommodate a third party’s Intellectual Property or (3) permit third parties to use any Intellectual Property owned by the Company or any of its Subsidiaries. The Company or its Subsidiaries have not licensed or sublicensed its rights in any material Intellectual Property other than pursuant to the Company License Agreements, and no royalties, honoraria or other fees are payable by the Company or its Subsidiaries for the use of or right to use any Intellectual Property licensed to the Company or its Subsidiaries, except pursuant to the Company License Agreements. The Company License Agreements are valid and binding obligations of all parties thereto, enforceable in accordance with their terms. To the knowledge of the Company, there exists no event or condition which will result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default by the Company or any other party under any such Company License Agreement.

(g)    The Company and each of its Subsidiaries take reasonable measures to protect the confidentiality of Trade Secrets, including requiring its employees and independent contractors having access thereto to execute written non-disclosure agreements. To the knowledge of the Company, no Trade Secret of the Company or its Subsidiaries have been disclosed or authorized to be disclosed to any third party other than pursuant to a non-disclosure agreement that protects the Company and the applicable Subsidiary’s proprietary interests in and to such Trade Secrets. Neither the Company nor, to the knowledge of the Company, any other party to any non-disclosure agreement relating to the Company’s Trade Secrets is in breach or default thereof.

(h)    To the knowledge of the Company, no third party is misappropriating, infringing, diluting, or violating any Intellectual Property owned by the Company or any of its Subsidiaries and no such claims have been brought or threatened against any third party by the Company or any of its Subsidiaries.

(i)    The consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company or any of its Subsidiaries’ right to own or use any of the Intellectual Property, nor will require the consent of any governmental authority or third party in respect of any such Intellectual Property.

(j)    Section 3.17(j) of the Company Disclosure Schedule lists all Software sold, licensed, leased or otherwise distributed by the Company or any of its Subsidiaries to any third party, and identifies which Software is sold, licensed, leased, or otherwise distributed as the case may be. With respect to the Software set forth in Section 3.17(j) of the Company Disclosure Schedule which the Company or any of its Subsidiaries purports to own, such Software was either developed (1) by employees of the Company or any of its Subsidiaries within the scope of their employment; or (2) by independent contractors who have assigned all of their rights in such Software to the Company or any of its Subsidiaries pursuant to written agreements.

Section 3.18    Proprietary Rights and Confidentiality Agreements; Consulting Agreements.    Each current and former employee and officer of the Company and its Subsidiaries has executed a confidential information and invention assignment agreement or similar such agreement, in substantially the form previously provided to

Parent (a “Proprietary Rights and Confidentiality Agreement”). All independent contractors that the Company or any of its Subsidiaries has used, including those in India, have executed a consulting agreement or similar such agreement, in substantially the form previously provided to Parent (a “Consulting Agreement”). The Company is not aware that any of the current or former employees, officers, and independent contractors of the Company or any of its Subsidiaries is in violation of their respective Proprietary Rights and Confidentiality Agreements or Consulting Agreements (as applicable).

Section 3.19    Insurance.    The Company and each of its Subsidiaries has policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of the Company and its Subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. The Company has not been notified of any threatened termination of, or material premium increase with respect to, any of such policies.

Section 3.20    Suppliers and Customers.    Since September 30, 2002, no material licensor, vendor, supplier, licensee or customer of the Company or any of its Subsidiaries has canceled or otherwise modified its relationship with the Company or its Subsidiaries and, to the Company’s knowledge, (a) no such person has any intention to do so, and (b) the consummation of the transactions contemplated hereby will not adversely affect any of such relationships, and no agreements with such parties have expired or terminated.

Section 3.21    Labor Matters.

(a)    (i) The Company and its Subsidiaries are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, health and safety, and wages and hours; (ii) Neither the Company nor any of its Subsidiaries has received written notice of any charge or complaint against the Company or any of its Subsidiaries pending before the Equal Employment Opportunity Commission, the National Labor Relations Board, or any other government agency or court or other tribunal regarding an unlawful employment practice; (iii) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement and there is no labor strike, slowdown or stoppage actually pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries; (iv) Neither the Company nor any of its Subsidiaries has received notice that any representation petition respecting the employees of the Company or any of its Subsidiaries has been filed with the National Labor Relations Board, and, to the knowledge of the Company, there has been no labor union prior to the date hereof organizing any employees of the Company or any of its Subsidiaries into one or more collective bargaining units; (v) There are no complaints, lawsuits, arbitrations or other proceedings pending, or to the knowledge of the Company, threatened by or on behalf of any present or former employee of the Company or any of its Subsidiaries alleging breach of any express or implied contract of employment; (vi) To the knowledge of the Company, no federal, state, or local agency responsible for the enforcement of labor or employment laws intends to conduct an investigation with respect to or relating to the Company or any of its Subsidiaries and no such investigation is in progress; (vii) There are no personnel arrangements, understandings, policies, rules or procedures (whether written or oral) applicable to employees of the Company or any of its Subsidiaries other than those set forth in Section 3.21(a) of the Company Disclosure Schedule, true, correct and complete copies of which have heretofore been delivered to Parent; and (viii) There are no employment contracts, severance agreements, confidentiality agreements (other than standard employee non-disclosure agreements as contemplated by Section 3.21(vii)) or any other agreements (whether written or oral) with any employees of the Company or any Subsidiary thereto.

(b)    The Company and its Subsidiaries are and have been in substantial compliance with all notice and other requirements under the Worker Adjustment and Retaining Notification Act (“WARN”) or similar state statute. None of the employees of the Company or any of its Subsidiaries have suffered an “employment loss” (as defined in WARN) during the ninety (90)-day period prior to the execution of this Agreement.

(c)    Neither the Company nor any of its Subsidiaries is bound by any contract, arrangement, understanding, policy, rule or procedure (whether written or oral) that restricts its ability to terminate the employment of any of its employees at any time without payment or other liability.

Section 3.22    Accounts Receivable; Inventory.    Subject to any reserves set forth in the balance sheet of the Company included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, as filed with the SEC prior to the date of this Agreement (the “Company Balance Sheet”), the accounts receivable shown in the Company Balance Sheet arose in the ordinary course of business; were not, as of the date of the Company Balance Sheet, subject to any material discount, contingency, claim of offset or recoupment or counterclaim; and represented, as of the date of the Company Balance Sheet, bona fide claims against debtors for sales, leases, licenses and other charges. All accounts receivable of the Company and its Subsidiaries arising after the date of the Company Balance Sheet through the date of this Agreement arose in the ordinary course of business and, as of the date of this Agreement, are not subject to any material discount, contingency, claim of offset or recoupment or counterclaim, except for normal reserves consistent with past practice. The amount carried for doubtful accounts and allowances disclosed in the Company Balance Sheet is believed by the Company as of the date of this Agreement to be sufficient to provide for any losses which may be sustained or realization of the accounts receivable shown in the Company Balance Sheet. As of the date of the Company Balance Sheet, the inventories shown on the Company Balance Sheet consisted in all material respects of items of a quantity and quality usable or saleable in the ordinary course of business. All of such inventories were acquired in the ordinary course of business and, as of the date of this Agreement, have been replenished in all material respects in the ordinary course of business consistent with past practices. All such inventories are valued on the Company Balance Sheet in accordance with GAAP applied on a basis consistent with the Company’s past practices, and provision has been made or reserves have been established on the Company Balance Sheet, in each case in an amount believed by the Company as of the date of this Agreement to be adequate, for all slow-moving, obsolete or unusable inventories.

Section 3.23    Transactions with Affiliates.    Except to the extent disclosed in the Company SEC Documents filed prior to the date of this Agreement, since September 30, 2002, there have been no transactions, agreements, arrangements or understandings between the Company and its affiliates that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 3.24    Opinion of Financial Advisor.    The Company has received the written opinion of SoundView Technology Corporation (“SoundView”), dated the date hereof, to the effect that, as of such date, the consideration to be received by the stockholders of the Company in the Merger is fair to such stockholders from a financial point of view, a signed copy of which opinion has been delivered to Parent.

Section 3.25    Brokers or Finders.    The Company represents, as to itself, its Subsidiaries and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person, other than SoundView, is or will be entitled to any brokers’ or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, and the Company agrees to indemnify and hold Parent and Sub harmless from and against any and all claims, liabilities or obligations with respect to any other commissions or similar fees in connection with any of the transactions contemplated by this Agreement which are asserted by any person on the basis of any act or statement alleged to have been made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and SoundView, pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereby. The aggregate payments payable to SoundView as a result of the consummation of the Merger, the purchase of any Securities, the issuance of any securities, and otherwise in connection with the transactions contemplated hereby and by the Ancillary Agreements, is set forth in Section 3.25 of the Company Disclosure Schedule.

Section 3.26    Tax Matters.    None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any of their respective directors, officers or stockholders, has taken any action which would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

Section 3.27    State Takeover Statutes.    To the knowledge of the Company, no state takeover statute (other than Chapter 203 of the DGCL, which is inapplicable) is applicable to the Merger or the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 3.28    Key Employee Compensation.    Section 3.28 of the Company Disclosure Schedule lists the total compensation or benefit due or subsequently due pursuant to any agreement or understanding (written or otherwise), including without limitation as of the date hereof for the Company officers and the key employees of the Company listed on Schedule B, including without limitation the following: (1) salary (on a bi-weekly basis), (2) bonus or any other incentive compensation arrangement (including performance objectives and payout schedule), (3) options (including type (i.e. NSO or ISO), quantity, exercise price, vesting schedule and acceleration), (4) advances or loans; and (5) any other form of compensation or payment paid or payable to such officer or key employee. Except as so designated on the Company Disclosure Schedule, all such officers or key employees have agreed in writing that there is no other compensation or benefits in any form to which they are entitled or due presently or thereafter.

Section 3.29    Option Liability.    With respect to options issued in violation of applicable law, the aggregate liability to the Company for such violation, assuming a rescission offer is effected by either party under applicable law, could not exceed the amount set forth in Section 3.29 of the Company Disclosure Schedule.

Section 3.30    Full Disclosure.    The Company has not failed to disclose to Parent any facts material to the Company’s business, results of operations, assets, liabilities, financial condition or prospects. No representation or warranty by the Company in this Agreement and no statement by the Company contained in any schedule or certificate furnished or to be furnished by the Company to Parent pursuant to the terms hereof, or in connection with the transactions contemplated hereby or thereby, contains as of the date hereof or will contain as of the Effective Time, any untrue statements of a material fact or omit or will omit to state any material fact necessary, in order to make the statements made herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Except as set forth in the disclosure schedule prepared and signed by Parent and delivered to the Company simultaneously with the execution hereof (the “Parent Disclosure Schedule”), the Parent and Sub represent and warrant to the Company all of the statements contained in this Article IV. The Parent Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections contained in Article IV and shall qualify only the corresponding sections in this Article and any other section hereof where it is reasonably clear upon a reading of such disclosure without any independent knowledge on the part of the reader regarding the matter disclosed, that the disclosure is intended to apply to such other section.

Section 4.1    Organization.    Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority, and governmental approvals would not have a material adverse effect on Parent and its Subsidiaries. Parent and each of its Subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, in the aggregate, have a material adverse effect on Parent and its Subsidiaries.

Section 4.2    Capitalization.

(a)    The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $.001 per share (the “Parent Preferred Stock”). As of the date two (2) days prior to the date hereof, (i) 30,484,301 shares of the Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) 9,865,344 shares of the Parent Common Stock were reserved for issuance upon the exercise of outstanding options to purchase shares of the Parent Common Stock pursuant to employee stock option plans of Parent, and (iv) 526,613 shares of Parent Common Stock were reserved for issuance upon the exercise warrants to purchase shares of Parent Common Stock. All of the issued and outstanding shares of Parent Common Stock are validly issued, fully paid and nonassessable, were issued in compliance with applicable law, and are not subject to any preemptive or similar rights.

(b)    There are not now, and at the Effective Time there will not be any (i) Right to purchase or otherwise to receive from Parent or any of its Subsidiaries any of the outstanding authorized but unissued or treasury shares of the capital stock or any other security of Parent or any of its Subsidiaries, (ii) security of any kind convertible into or exchangeable for such capital stock and (iii) voting trust or other agreement or understanding to which Parent or any of its Subsidiaries is a party or is bound with respect to the voting of the capital stock of Parent or any of its Subsidiaries, and, in the case of each of clause (i), (ii) and (iii), there is not now any agreement, contract, commitment or arrangement to which the Parent or any of its Subsidiaries is a party or is bound to issue or entire into, as applicable, any of the foregoing.

Section 4.3    Authorization; Validity of Agreement; Company Action.

(a)    Each of Parent and Sub has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and, subject to obtaining approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock of the issuance of Parent Common Stock in connection with the Merger (the “Parent Stockholder Approval”), to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which each of Parent and Sub, respectively, is a party and the consummation by Parent and Sub of the Merger and of the other transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Sub, respectively, and, subject to obtaining the Parent Stockholder Approval, no other corporate actions on the part of Parent and Sub are necessary to authorize the execution and delivery of this Agreement or such Ancillary Agreements and the consummation by each of them of the transactions contemplated hereby and thereby. Each of this Agreement and the Ancillary Agreements to which each of Parent and Sub, respectively, is a party has been duly executed and delivered by Parent or Sub, as the case may be, and if applicable, the Parent’s stockholders and affiliates, assuming each of this Agreement and such Ancillary Agreements constitutes a valid and binding obligation of the other parties hereto and thereto, constitutes a valid and binding obligation of Parent or Sub, as the case may be, and Parents stockholders and affiliates enforceable against Parent, Sub or Parent’s stockholders and affiliates, as the case may be, in accordance with their respective terms, in accordance with its respective terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. The shares of Parent Common Stock to be issued pursuant to the Merger, upon receipt of the Parent Stockholder Approval, when issued in accordance with the terms hereof, will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(b)    The Boards of Directors of Parent and Sub each have duly and validly approved and taken all corporate action required to be taken by such Board of Directors for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements to which Parent or Sub, as the case may be, is a party, and resolved to recommend that the stockholders of the Parent approve and adopt this Agreement. The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent capital stock necessary to approve this Agreement and to consummate the Merger.

Section 4.4    Consents and Approvals; No Violations.    Except for the Parent Stockholder Approval, the Merger Filing and filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act and state blue sky laws, neither the execution, delivery or performance of this Agreement or any Ancillary Agreements by Parent and Sub nor the consummation by Parent and Sub of the transactions contemplated hereby or thereby nor compliance by Parent and Sub with any of the provisions hereof or thereof will (i) conflict with or result in any breach of any provision of the respective certificates of incorporation or by-laws of Parent or Sub, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or result in the creation of any lien) under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, license, lease, contract, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent, any of its Subsidiaries or any of their properties or assets, except in the case of clauses (ii), (iii) or (iv) where the failure to obtain such permits, authorizations, consents or approvals or to make such filings, or where such violations, breaches or defaults would not, individually or in the aggregate, have a material adverse effect on Parent and will not materially impair the ability of Parent or Sub to consummate the transactions contemplated hereby or by the Ancillary Agreements.

Section 4.5    Information in Proxy Statement/Prospectus.    The Registration Statement (or any amendment thereof or supplement thereto) will not, at the date it becomes effective and at the times of the Special Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Parent or Sub with respect to statements made therein based on information supplied by the Company for inclusion in the Registration Statement. None of the information supplied by Parent or Sub for inclusion or incorporation by reference in the Proxy Statement/Prospectus, at the date mailed to stockholders and at the times of the Special Meetings, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement, as to information supplied by Parent or Sub, will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

Section 4.6    SEC Reports and Financial Statements.    Parent has filed with the SEC, and has heretofore made available to the Company true and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by it and its Subsidiaries since December 31, 2000 under the Exchange Act and the Securities Act (as such documents have been amended since the time of their filing, collectively, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents, including, without limitation, any financial statements or schedules included therein (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the SEC thereunder. The Parent SEC Documents include all the documents that Parent was required to file with the SEC since December 31, 2000. Each of the consolidated financial statements included in the Parent SEC Documents have been prepared from, and are in accordance with, the books and records of Parent and its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) and present fairly the consolidated financial position and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries as at the dates thereof or for the periods presented therein.

Section 4.7    Absence of Certain Changes.    Except as and to the extent disclosed in the Parent SEC Documents filed prior to the date of this Agreement, since September 30, 2002, Parent and its Subsidiaries have conducted their respective businesses and operations in all material respects consistent with past practice only in the ordinary and usual course. From September 30, 2002 through the date of this Agreement, there has not occurred (i) any event, change or effect (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) having or, which would be reasonably likely to have, individually or in the aggregate, a material adverse effect on Parent and its Subsidiaries; (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the equity interests of Parent or of any of its Subsidiaries other than regular quarterly cash dividends or dividends paid by wholly owned Subsidiaries; or (iii) any change by Parent or any of its Subsidiaries in accounting principles or methods, except insofar as may be required by a change in GAAP. Since September 30, 2002, neither Parent nor any of its Subsidiaries has taken any of the actions prohibited by Section 5.2 hereof.

Section 4.8    No Undisclosed Liabilities.    Since December 31, 2002, neither Parent nor any of its Subsidiaries has incurred any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that (a) have, or would be reasonably likely to have, a material adverse effect on Parent and its Subsidiaries or (b) would be required to be reflected or reserved against on a consolidated balance sheet of Parent and its Subsidiaries (including the notes thereto) prepared in accordance with GAAP as applied in preparing the consolidated balance sheet of Parent and its Subsidiaries as of the date hereof.

Section 4.9    Litigation; Compliance with Law.

(a)    Except for the suits disclosed in the Parent SEC Documents filed prior to the date of this Agreement, there is no suit, claim, action, proceeding, arbitration or investigation pending or, to the knowledge of Parent, threatened against or affecting, Parent or any of its Subsidiaries which, individually or in the aggregate, is reasonably likely, individually or in the aggregate, to have a material adverse effect on Parent and its Subsidiaries, or materially impair the ability of Parent to consummate the Merger or the other transactions contemplated hereby or by the Ancillary Agreements. The foregoing includes, without limitation, actions pending or, to the knowledge of Parent, threatened (or any basis therefor known to Parent) involving the prior employment of any of Parent’s or any of its Subsidiaries’ employees, their use in connection with Parent’s or any of its Subsidiaries’ business of any information, techniques, patents, patent applications, copyrights, trade secrets, inventions, technology, know-how, Software or other intellectual property rights allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.

Parent and its Subsidiaries have complied in a timely manner and in all material respects, with all laws, statutes, regulations, rules, ordinances, and judgments, decrees, orders, writs and injunctions, of any court or Governmental Entity relating to any of the property owned, leased or used by them, or applicable to their business, including, but not limited to, (1) the Foreign Corrupt Practices Act of 1977 and any other laws regarding use of funds for political activity or commercial bribery and (2) laws relating to equal employment opportunity, discrimination, occupational safety and health, environmental, interstate commerce and antitrust.

Section 4.10    Brokers or Finders.    No agent, broker, investment banker, financial advisor or other firm or person, other than Bear, Stearns & Co., Inc. and RBC Capital Markets, is or will be entitled to any brokers’ or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, and Parent agrees to indemnify and hold the Company harmless from and against any and all claims, liabilities or obligations with respect to any other commissions or similar fees or expenses in connection with any of the transactions contemplated by the Agreement which are asserted by any person on the basis of any act or statement alleged to have been made by or on behalf of such party.

Section 4.11    Taxes.    Except where the failure of any of the following to occur would not, individually or in the aggregate, have a material adverse effect on Parent and its Subsidiaries:

(a)    Parent and each of its Subsidiaries has timely filed (or has had timely filed on its behalf) with the appropriate Tax Authorities all Tax Returns required to be filed by Parent and each of its Subsidiaries, and such Tax Returns are true, correct, and complete in all material respects.

(b)    Parent and each of its Subsidiaries has paid, or where payment is not yet due, has established an adequate accrual in accordance with GAAP for the payment of, all Taxes for all periods ending through the date hereof.

(c)    There are no liens for Taxes upon any property or assets of Parent or any of its Subsidiaries, except for liens for Taxes not yet due and for which adequate reserves have been established in accordance with GAAP.

(d)    No federal, state, local or foreign Audits are presently pending with regard to any Taxes or Tax Returns of Parent and its Subsidiaries and to the knowledge of Parent, no such Audit is threatened.

(e)    The Tax Returns of Parent and each of its Subsidiaries have been examined by the applicable Tax Authority (or the applicable statutory period of limitation for the assessment of Taxes for such periods have expired), and for any year that a Tax Return was examined, no material adjustments were asserted as a result of such examination which have not been resolved and fully paid, and no issue has been raised by any Tax Authority in any Audit of Parent or any of its Subsidiaries that, if raised with respect to any other period not so audited, could be expected to result in a proposed deficiency for any such period not so audited.

(f)    There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against Parent or any of its Subsidiaries, and no power of attorney granted by Parent or any of its Subsidiaries with respect to any Taxes is currently in force.

(g)    Neither Parent nor any of its Subsidiaries is a party to any agreement providing for the allocation, indemnification, or sharing of Taxes. Neither Parent nor any of its Subsidiaries has been a member of any “affiliated group” (as defined in section 1504(a) of the Code) filing a consolidated U.S. federal income tax return, other than a group the common parent of which was the Parent; and neither Parent nor any of its Subsidiaries is subject to Treas. Reg. 1.1502-6 for any period other than such periods during which Parent and its Subsidiaries filed a consolidated U.S. federal income tax return.

Section 4.12    Tax Matters.    None of Parent, any of its Subsidiaries or, to the knowledge of Parent, any of their respective directors, officers or stockholders, has taken any action which would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

Section 4.13    Operations of Sub.    Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

Section 4.14    Full Disclosure.    Parent has not failed to disclose to the Company any facts material to Parent’s business, results of operations, assets, liabilities, financial condition or prospects. No representation or warranty by Parent in this Agreement and no statement by Parent contained in schedule or certificate furnished or to be furnished by Parent to the Company pursuant to the terms hereof, or in connection with the transactions contemplated hereby or thereby, contains as of the date hereof or will contain as of the Effective Time, any untrue statements of a material fact or omit or will omit to state any material fact necessary, in order to make the statements made herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE V

COVENANTS

Section 5.1    Interim Operations of the Company.    The Company covenants and agrees that, except (i) as expressly provided in this Agreement or (ii) with the prior written consent of Parent, after the date hereof and prior to the Effective Time:

(a)    the business of the Company and its Subsidiaries will be conducted in the ordinary and customary course consistent with past practice and each of the Company and its Subsidiaries shall use its best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners;

(b)    the Company will not, directly or indirectly, split, combine or reclassify the outstanding Company Common Stock, or any outstanding capital stock of any of the Subsidiaries of the Company;

(c)    neither the Company nor any of its Subsidiaries shall (i) amend its certificate of incorporation or by-laws or similar organizational documents; (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (iii) issue, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its Subsidiaries, other than issuances pursuant to the exercise of Company Options outstanding on the date hereof, in accordance with their present terms; (iv) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice; or (v) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock;

(d)    neither the Company nor any of its Subsidiaries shall (i) grant any increase in the compensation payable or to become payable (including without limitation salaries, bonuses, shares of the Company Common Stock or Rights to acquire the Company Common Stock or any other security of the Company or any of its Subsidiaries) by the Company or any of its Subsidiaries to any of its officers, directors, employees, agents or consultants (other than increases for non-officer employees in the ordinary course of business consistent with past practice); (ii) adopt or enter into any new plan, policy, agreement or arrangement that would constitute a Company Benefit Plan, or amend or otherwise increase, or accelerate the payment or vesting of the amounts payable or to become payable under any existing Company Benefit Plan; (iii) enter into any, or amend any existing, employment or severance agreement with or, except in accordance with the existing written policies of the Company previously delivered to Parent, grant any severance or termination pay to any officer, director, employee, agent or consultant of the Company or any of its Subsidiaries; or (iv) make any loans to any of its officers, directors, employees, agents or consultants or make any changes in its existing borrowing or lending arrangements for or on behalf of any of such persons, whether contingent on the Merger or otherwise;

(e)    neither the Company nor any of its Subsidiaries shall modify, amend or terminate any of the Company Agreements or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice;

(f)    neither the Company nor any of its Subsidiaries shall permit any material insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice;

(g)    neither the Company nor any of its Subsidiaries shall license or otherwise transfer, dispose of, permit to lapse or otherwise fail to preserve any of the Company’s or any of its Subsidiaries’ Intellectual Property Rights, or dispose of or disclose to any person any trade secret, formula, process or know-how not theretofore a matter of public knowledge, except in the ordinary course of business and consistent with past practice;

(h)    neither the Company nor any of its Subsidiaries shall cancel any debts or waive, release or relinquish any contract rights or other rights of substantial value, except settlements of accounts receivable in the ordinary course of business and consistent with past practice;

(i)    neither the Company nor any of its Subsidiaries shall: (i) incur or assume any long-term debt except for amounts set forth in the Company’s budget previously delivered to Parent and, except in the ordinary course of business consistent with past practice, incur or assume any short-term indebtedness in amounts not consistent with past practice; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned Subsidiaries of the Company or customary advances to employees for travel and business expenses in the ordinary course of business and consistent with past practice; provided, however, the Company shall not make any advance for travel and business expenses in an amount over one thousand dollars ($1,000) without the prior written consent of Parent); (iv) enter into any material commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets) other than capital expenditures pursuant to the Company’s capital expenditures budget previously delivered to Parent and other capital expenditures that do not exceed thirty-five thousand dollars ($35,000) in the aggregate as of the date hereof; or (v) without the prior written consent of Parent, which shall not be unreasonably withheld, enter into any new obligation to any third party in an amount over thirty-five thousand dollars ($35,000) or enter into any new obligations to any third party or parties in the aggregate amount over two hundred thousand dollars ($200,000); provided, however, that notwithstanding the foregoing Company may, in the ordinary course of business and consistent with past practice, enter into new obligations with third parties for normal recurring services and fees, such as utilities, regulatory filing fees, taxes and similar items, without such consent of Parent;

(j)    neither the Company nor any of its Subsidiaries shall (i) change any of the accounting principles used by it unless required by GAAP; or (ii) take or allow to be taken any action which would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code;

(k)    neither the Company nor any of its Subsidiaries shall pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations (i) in the ordinary course of business and consistent with past practice, or claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated Subsidiaries, (ii) incurred in the ordinary course of business and consistent with past practice or (iii) which are legally required to be paid, discharged or satisfied (provided that if such claims, liabilities or obligations referred to in this clause (iii) are legally required to be paid and are also not otherwise payable in accordance with clauses (i) or (ii) above, the Company will notify Parent in writing if such claims, liabilities or obligations exceed, individually or in the aggregate, $35,000 in value, reasonably in advance of their payment);

(l)    neither the Company nor any of its Subsidiaries will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries or any agreement relating to an Alternative Transaction (as defined in Section 5.6(a) hereof);

(m)    neither the Company nor any of its Subsidiaries will take, or agree to commit to take, any action that would make any representation or warranty of the Company contained herein inaccurate in any respect at, or as of any time prior to, the Effective Time;

(n)    neither the Company nor any of its Subsidiaries will voluntarily make or agree to make any changes in Tax accounting methods, waive or consent to the extension of any statute of limitations with respect to Taxes, or consent to any assessment of Taxes, or settle any judicial or administrative proceeding affecting Taxes; and

(o)    neither the Company nor any of its Subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

Section 5.2    Interim Operations of Parent.    Parent covenants and agrees that, except (i) as expressly provided in this Agreement, or (ii) with the prior written consent of the Company, after the date hereof and prior to the Effective Time:

(a)    the business of Parent and its Subsidiaries will be conducted in the ordinary and customary course consistent with past practice and each of Parent and its Subsidiaries shall use its best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners;

(b)    Parent will not, directly or indirectly, split, combine or reclassify the outstanding Parent Common Stock;

(c)    Parent shall not: (i) amend its certificate of incorporation or by-laws; or (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock other than regular quarterly cash dividends consistent with past practice;

(d)    neither Parent nor any of its Subsidiaries shall (i) change any of the accounting principles used by it unless required by GAAP; or (ii) take or allow to be taken any action which would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code;

(e)    neither Parent nor any of its Subsidiaries will take, or agree to commit to take, any action that would make any representation or warranty of Parent and Sub contained herein inaccurate in any respect at, or as of any time prior to, the Effective Time; and

(f)    neither Parent nor any of its Subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

Section 5.3    Access to Information.    The Company and Parent shall (and shall cause each of their respective Subsidiaries to) afford to the officers, employees, accountants, counsel, financing sources and other representatives of each other, access, during normal business hours, during the period prior to the Effective Time, to all of the Company’s or Parent’s, as the case may be, and its Subsidiaries’ properties, books, contracts, commitments and records and, during such period, the Company and Parent shall (and shall cause each of their respective Subsidiaries to) furnish promptly to each other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (b) all other information concerning its business, properties and personnel as the requesting party may reasonably request. Unless otherwise required by law, until the Effective Time, Parent and the Company will hold, and cause their respective officers (collectively, “Representatives”), employees, accountants, counsel, financing sources and other representatives to hold, any such information which is nonpublic in confidence in accordance with the provisions of the Mutual Non-Disclosure Agreement between the Company and Parent, dated as of March 6, 2002 (the “Confidentiality Agreement”). Notwithstanding the foregoing, Parent and the Company, its Affiliates and its and their Representatives (the “Recipient Parties”) are each hereby expressly authorized to disclose to any and all persons, without limitation of any kind, the structure and tax aspects of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to the Recipient Parties related to such structure and tax aspects. The disclosure of the structure or tax aspects of the transactions contemplated by this Agreement is not limited in any way by an express or implied understanding or agreement, oral or written (whether or not such understanding or agreement is legally binding).

Section 5.4    Consents and Approvals.    Each of the Company, Parent and Sub will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on it with respect to this Agreement and the transactions contemplated hereby (which actions shall include, without limitation, furnishing all information in connection with approvals of or filings with any Governmental Entity) and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their Subsidiaries in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby. Each of the Company, Parent and Sub will, and will cause its respective Subsidiaries to, take all reasonable actions necessary to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Entity (collectively, the “Requisite Regulatory Approvals”) or otherwise any public or private third party required to be obtained or made by Parent, Sub, the Company or any of their Subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement or the Ancillary Agreements.

Section 5.5    Employment Agreements.    Prior to the Closing, the Company shall, upon Parent’s request, extend offers of employment, to be effective as of the Effective Time and to be subject to consummation of the Merger, to certain key employees of the Company identified by Parent, in each case on terms to be proposed by Parent, the effectiveness of which offer letters shall be conditioned upon the consummation of the transactions consummated hereby. With regard to the key employee compensation set forth in Section 3.28 of the Company Disclosure Schedule, the Company shall not modify the terms and conditions of any compensation or benefit to such persons subsequent to the date hereof without the prior written consent of Parent.

Section 5.6    No Solicitation by the Company.

(a)    The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal the consummation of which would constitute an Alternative Transaction or (ii) participate in any discussions or negotiations regarding any Alternative Transaction; provided, however, that if, at any time prior to the adoption of this Agreement by the holders of the Company Common Stock, the Company Board determines in good faith, after receipt of advice from outside counsel, that such action is required for the Company Board to comply with its fiduciary obligations to the Company’s stockholders under applicable law, the Company may, in response to any such proposal that was not solicited by it or which did not otherwise result from a breach of this Section 5.6(a), and subject to compliance with Section 5.6(c) hereof, (A) furnish information with respect to the Company and its Subsidiaries to any person pursuant to a customary confidentiality agreement containing terms as to confidentiality no less restrictive than the Confidentiality Agreement and (B) participate in discussions or negotiations regarding such proposal. For purposes of this Agreement, “Alternative Transaction” means any of (i) a transaction or series of transactions pursuant to which any person (or group of persons) other than the Company and its Subsidiaries and other than Parent and its Subsidiaries (a “Third Party”) acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than thirty percent (30%) of the outstanding shares of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) any acquisition or proposed acquisition of the Company or any of its significant Subsidiaries by a merger or other business combination whether or not the Company or any of its significant Subsidiaries is the entity surviving any such merger or business combination) or (iii) any other transaction pursuant to which any Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of Subsidiaries of the Company and any entity surviving any merger or combination including any of them) of the Company or any of its Subsidiaries for consideration equal to thirty percent (30%) or more of the fair market value of all of the outstanding shares of the Company Common Stock on the date prior to the date hereof.

(b)    Neither the Company Board nor any committee thereof shall (i) except as expressly permitted by this Section 5.6, withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Alternative Transaction, or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a “Acquisition Agreement”) related to any Alternative Transaction. Notwithstanding the foregoing, in the event that prior to the adoption of this Agreement by the holders of the Company Common Stock the Company Board determines in good faith, after it has received a Superior Proposal (as defined below) and after receipt of advice from outside counsel, that such action is required for the Company Board to comply with its fiduciary obligations to the Company’s stockholders under applicable law, the Company Board may (subject to this and the following sentences) inform the Company stockholders that it no longer believes that the Merger or this Agreement is advisable and no longer recommends approval of the Merger or this Agreement (a “Subsequent Determination”), but only at a time that is after the fifth (5th) business day following Parent’s receipt of written notice advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and stating that it intends to make a Subsequent Determination. After providing such notice, the Company shall provide Parent three (3) business days from the date of such notice to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with its original recommendation to stockholders without making a Subsequent Determination; provided, however, that any such adjustments shall be at the discretion of the parties at such time. For purposes of this Agreement, a “Superior Proposal” means any proposal (on its most recently amended or modified terms, if amended or modified) made by a Third Party to enter into an Alternative Transaction on terms which the Company Board determines in its good faith judgment (after consultation with SoundView or other financial advisor of nationally recognized reputation) to be more favorable to the Company’s stockholders than the Merger taking into account all relevant factors (including whether, in the good faith judgment of the Company Board, after consultation with SoundView or other financial advisor of nationally recognized reputation, the Third Party is reasonably able to finance the transaction, and any proposed changes to this Agreement that may have been proposed by Parent in response to such Alternative Transaction). Notwithstanding any other provision of this Agreement, the Company shall submit this Agreement to its stockholders whether or not the Company Board makes a Subsequent Determination.

(c)    In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.6, the Company shall promptly advise Parent orally and in writing of any request for information or of any proposal in connection with an Alternative Transaction, the material terms and conditions of such request or proposal and the identity of the person making such request or proposal. The Company will keep Parent reasonably informed of the status and details (including amendments or proposed amendments) of any such request or proposal on a current basis.

(d)    Nothing contained in this Section 5.6 shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) from making any disclosure to its stockholders if, in the good faith judgment of the Company Board, after receipt of advice from outside counsel, failure so to disclose would violate its fiduciary duties to the Company’s stockholders under applicable law.

Section 5.7    Stockholders’ Meeting.

(a)    In order to consummate the Merger, the Company, acting through its Board of Directors, shall, in accordance with applicable law and the rules of The Nasdaq Stock Market, duly call, give notice of, convene and hold a special meeting of its stockholders (the “Company Special Meeting”), as soon as practicable after the Registration Statement is declared effective, for the purpose of considering and voting upon this Agreement. Subject to Section 5.6 hereof, the Company shall include in the Proxy Statement/Prospectus the unanimous recommendation of the Company Board that stockholders of the Company vote in favor of the adoption of this

Agreement. Nothing contained in the preceding sentence shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or 14e-2 promulgated under the Exchange Act or (ii) from making any disclosure to its stockholders if, in the good faith judgment of the Company Board, after receipt of advice from outside counsel, failure so to disclose would violate its fiduciary duties to the Company’s stockholders under applicable law.

(b)    In order to consummate the Merger, Parent, acting through its Board of Directors (the “Parent Board”), shall, in accordance with applicable law and the rules of The Nasdaq Stock Market, duly call, give notice of, convene and hold a special meeting of its stockholders (the “Parent Special Meeting” and, together with the Company Special Meeting, the “Special Meetings”), as soon as practicable after the Registration Statement is declared effective, for the purpose of considering and voting upon the issuance of shares of Parent Common Stock in the Merger. Parent shall include in the Proxy Statement/Prospectus the unanimous recommendation of the Parent Board that stockholders of Parent vote in favor of such issuance of shares of Parent Common Stock in the Merger. Nothing contained in the preceding sentence shall prohibit Parent from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or 14e-2 promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if, in the good faith judgment of the Parent Board, after receipt of advice from outside counsel, failure so to disclose would violate its fiduciary duties to Parent’s stockholders under applicable law.

(c)    Parent and the Company shall use all commercially reasonable efforts to hold the Parent Special Meeting and the Company Special Meeting on the same date and as soon as reasonably practicable after the date hereof.

Section 5.8    Proxy Statement/Prospectus; Registration Statement.

(a)    Parent and the Company shall use commercially reasonable efforts to prepare and file with the SEC, as promptly as practicable after the execution of this Agreement, a joint proxy statement relating to the Special Meetings to be held in connection with the Transactions (together with any amendments thereof or supplements thereto, the “Proxy Statement/Prospectus”). Parent shall use commercially reasonable efforts to prepare and file with the SEC, as promptly as practicable after the execution of this Agreement, a registration statement on Form S-4 (together with all amendments thereto, the “Parent Registration Statement”), in which the Proxy Statement/Prospectus shall be included as a prospectus, in connection with the registration under the Securities Act of the issuance of shares of Parent Common Stock and warrants to purchase shares of Parent Common Stock to be issued pursuant to the Merger. Each of Parent and the Company (i) shall cause the Proxy Statement/Prospectus and the Parent Registration Statement to comply as to form in all material respects with the applicable provision of the Securities Act, the Exchange Act and the rules and regulations thereunder, (ii) shall use all reasonable efforts to have or cause the Parent Registration Statement to become effective as promptly as practicable, and (iii) shall take any and all action required under any applicable Federal or state securities laws in connection with the issuance of shares of Parent Common Stock pursuant to the Merger. Parent and the Company shall furnish to the other all information concerning Parent and the Company as the other may reasonably request in connection with the preparation of the documents referred to herein. As promptly as practicable after the Parent Registration Statement shall have become effective, each of Parent and the Company shall deliver the Proxy Statement/Prospectus to its respective stockholders.

(b)    The information supplied by each of Parent and the Company for inclusion in the Parent Registration Statement and the Proxy Statement/Prospectus shall not (i) at the time the Parent Registration Statement is declared effective, (ii) at the time the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Parent or the Company, (iii) at the time of the Special Meetings, or (iv) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to the Company, any Subsidiary of the Company, Parent, any Subsidiary of Parent, or their respective officers or directors, should arise or be discovered by such party which should be set forth in an amendment or a supplement to the Parent Registration Statement or the Proxy Statement/Prospectus, such party shall promptly inform the other thereof and take appropriate action in respect thereof. Parent may suspend the effectiveness or distribution of the Proxy Statement/Prospectus, as reasonably deemed appropriate, pending resolution of such event or circumstance.

Section 5.9    Additional Agreements.    Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable, whether under applicable laws and regulations or otherwise, or to remove any injunctions or other impediments or delays, legal or otherwise, to consummate and make effective the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or the Ancillary Agreements, the proper officers and directors of the Company and Parent shall use all reasonable efforts to take, or cause to be taken, all such necessary actions.

Section 5.10    Publicity.    So long as this Agreement is in effect, neither the Company, Parent nor any of their respective affiliates shall issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement, the Ancillary Agreements, or the other transactions contemplated hereby or thereby without the prior consultation of the other party, except as may be required by law or by any listing agreement with a national securities exchange. Without limiting the foregoing, so long as this Agreement is in effect, the Company shall not issue or cause the publication of any press release or other announcement without the prior consent of Parent, which consent shall not be unreasonably withheld.

Section 5.11    Notification of Certain Matters.    The Company shall give prompt notice to Parent and Parent shall give prompt notice to the Company, of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any material failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or under any Ancillary Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.11 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 5.12    Directors’ and Officers’ Insurance and Indemnification.

(a)    Parent agrees that at all times after the Effective Time, it shall indemnify, or shall cause the Company (or the Surviving Corporation if after the Effective Time) and its Subsidiaries to indemnify, each person who is now, or has been at any time prior to the date hereof, a director or officer of the Company or of any of the Company’s Subsidiaries, successors and assigns (individually an “Indemnified Party” and collectively the “Indemnified Parties”), to the same extent and in the same manner as is now provided in the respective certificates of incorporation, by-laws of the Company and such Subsidiaries or in indemnity agreements between the Company or its Subsidiaries and such persons or otherwise in effect on the date hereof, with respect to any claim, liability, loss, damage, cost or expense (whenever asserted or claimed) (“Indemnified Liability”) based in whole or in part on, or arising in whole or in part out of, any matter existing or occurring at or prior to the Effective Time. Without limiting the foregoing, in the event any Indemnified Party becomes involved in any capacity in any action, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, any matter, including the transactions contemplated hereby, existing or occurring at or prior to the Effective Time, then to the extent permitted by law Parent shall, or shall cause the Company (or the Surviving Corporation if after the Effective Time) to, periodically advance to such Indemnified Party its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the provision by such Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto. Promptly after receipt by an Indemnified Party of notice of the assertion (an “Assertion”) of any claim or the commencement of any action against him in respect to which indemnity or reimbursement may be sought against

Parent, the Company, the Surviving Corporation or a Subsidiary of the Company or the Surviving Corporation (“Indemnitors”) hereunder, such Indemnified Party shall notify any Indemnitor in writing of the Assertion, but the failure to so notify any Indemnitor shall not relieve any Indemnitor of any liability it may have to such Indemnified Party hereunder except where such failure shall have materially prejudiced Indemnitor in defending against such Assertion. Indemnitors shall be entitled to participate in and, to the extent Indemnitors elect by written notice to such Indemnified Party within thirty (30) days after receipt by any Indemnitor of notice of such Assertion, to assume, the defense of such Assertion, at their own expense, with counsel chosen by Indemnitors and reasonably satisfactory to such Indemnified Party. Notwithstanding that Indemnitors shall have elected by such written notice to assume the defense of any Assertion, such Indemnified Party shall have the right to participate in the investigation and defense thereof, with separate counsel chosen by such Indemnified Party, but, until there is a conflict between the positions of the Indemnified Party and the Indemnitors, the fees and expenses of such counsel shall be paid by such Indemnified Party. No Indemnified Party shall settle any Assertion without the prior written consent of Parent, nor shall Parent settle any Assertion without either (i) the written consent of all Indemnified Parties against whom such Assertion was made, or (ii) obtaining a general release from the party making the Assertion for all Indemnified Parties as a condition of such settlement.

(b)    For a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect the current directors’ and officers’ liability insurance policies maintained by the Company on the date hereof (provided that Parent may substitute therefor policies of at least the same coverage containing terms and conditions, taken as a whole, that are no less advantageous) with respect to claims arising from facts or events that occurred prior to the Effective Time; provided, however, that in no event shall Parent be required to maintain coverage in an amount greater than the amount set forth in Section 5.12(b) of the Company Disclosure Schedule.

(c)    This Section 5.12 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and Surviving Corporation and its successors and assigns. In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, honor the indemnification obligations set forth in this Section 5.12.

Section 5.13    Affiliate Agreements.    The Company has previously delivered to Parent a list setting forth the names of all persons who are expected to be, at the time of the Special Meetings, in the Company’s reasonable judgment, “affiliates” of the Company for purposes of Rule 145 under the Securities Act. The Company shall furnish such information and documents as Parent may reasonably request for the purpose of reviewing such list. The Company shall use its reasonable best efforts to cause each person who is identified as an “affiliate” in the list furnished pursuant to this Section 5.13 to execute a written agreement as soon as practicable after the date hereof, but in no event later than the day preceding the filing of the Registration Statement, in substantially the form of Exhibit E hereto.

Section 5.14    Cooperation.    Parent and the Company shall together, or pursuant to an allocation of responsibility to be agreed upon between them, coordinate and cooperate (i) with respect to the timing of the Special Meetings and shall use commercially reasonable efforts to hold the Special Meetings on the same day, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, and (iii) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith and timely seeking to obtain any such actions, consents approvals or waivers. Subject to the terms and conditions of this Agreement, Parent and the Company will each use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after the Registration Statement is filed, and Parent and the Company shall, subject to applicable law, confer on a regular and frequent basis with one or more representatives of one another to report operational matters of significance to the Merger and the general status of ongoing operations insofar as relevant to the Merger, provided that the parties will not confer on any matter to the extent inconsistent with law.

Section 5.15    Plan of Reorganization.

(a)    This Agreement is intended to constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each party hereto shall use its commercially reasonable efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail or to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization under the provisions of section 368(a) of the Code. Following the Effective Time, neither the Surviving Corporation, Parent nor any of their affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization under section 368(a) of the Code.

(b)    As of the date of this Agreement, the Company does not know of any reason why it would not be able to deliver to Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”) or Gray Cary Ware & Freidenrich LLP (“Gray Cary”), at the date of the legal opinions referred to below, certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the legal opinions contemplated by Sections 6.2(f) and 6.3(d), and the Company hereby agrees to deliver such certificates effective as of the date of such opinions.

(c)    As of the date of this Agreement, Parent and Sub do not know of any reason why they would not be able to deliver to Skadden Arps or Gray Cary, at the date of the legal opinions referred to below, certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the legal opinions contemplated by Sections 6.2(f) and 6.3(d), and Parent hereby agrees to deliver such certificates effective as of the date of such opinions.

Section 5.16    Consents of Accountants.    Parent and the Company will each use reasonable best efforts to cause to be delivered to each other consents from their respective independent auditors, dated the date on which the Registration Statement shall become effective, in form reasonably satisfactory to the recipient and customary in scope and substance for consents delivered by independent public accountants in connection with registration statements on Form S-4 under the Securities Act.

Section 5.17    Commercially Reasonable Efforts and Further Assurances.    Subject to the terms and conditions hereof, each of the parties to this Agreement shall use commercially reasonable efforts to effect the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to the Merger under this Agreement. Subject to the terms and conditions hereof, each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

Section 5.18    Nasdaq Qualification.    Parent shall use all reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger to be qualified for inclusion in the Nasdaq Stock Market, subject to official notice of issuance, as of or prior to the Effective Time.

Section 5.19    Employee Plans and Arrangements

(a)    As soon as practicable after the execution of this Agreement, the Company and Parent shall confer and work together in good faith to agree upon mutually acceptable employee benefit and compensation arrangements (and amend or terminate Company employee plans immediately prior to the Effective Time, if appropriate, provided, however, that if any Company Benefit Plan is to be terminated, Parent shall provide Company with written notice, at least three (3) days prior to the Effective Time, of such decision to terminate any such plan). Parent shall use commercially reasonable efforts to ensure that continuous employment with the Company or its Subsidiaries shall be credited to Company employees who become Parent employees or become Continuing Employees for all purposes of eligibility and vesting of benefits but not for purposes of accrual of benefits under Parent benefit, incentive or compensation plans. Parent shall take commercially reasonable steps to (a) cause to be waived all limitations as to preexisting condition limitations, exclusions and waiting periods with respect to participation and coverage requirements applicable to the employees of the Company and its Subsidiaries under any welfare benefit plans that such employees are eligible to participate in after the Effective Time, other than limitations, exclusions or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare benefit plan maintained for such employees immediately prior to the Effective Time and (b) provide each employee of the Company and its Subsidiaries with credit for any co-payments and deductibles paid during the plan year commencing immediately prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time for such plan year.

(b)    Prior to the Closing, the Company shall amend the Company Option Plans and forms of option agreements thereunder, (x) to conform the terms and conditions applicable to options granted under such Company Option Plans to the terms and conditions applicable to options granted under Parent’s 1999 Omnibus Incentive Plan and standard form of option agreements under such plan, and (y) with respect to the 1998 Stock Plan, (A) to provide that, following the Closing, the calculation of the annual share replenishment feature set forth in Section 3 of such plan shall be based on the number of shares of Parent Common Stock issued and outstanding on the last day of the Parent’s preceding fiscal year, and (B) to provide that the number of shares Company Common Stock available for grant immediately following the Closing under such plan shall be no less than 1,500,000 shares of Company Common Stock (without giving effect to the Exchange Ratio).

Section 5.20    Grant of New Options.    Subject to availability under the Assumed Company Option Plans, within five (5) days following the Closing Date, Parent shall grant new options to employees of the Company who continue as employees of the Surviving Corporation or Parent after the Effective Time (the “Continuing Employees”) to purchase up to 1,000,000 shares of the Parent Common Stock at an exercise price equal to the closing price of the Parent Common Stock on the date of grant pursuant to an Assumed Company Option Plan. In the event that the Company for any reason does not grant new Company Options, as recently contemplated, to purchase an aggregate of 689,000 shares of Company Common Stock to the Continuing Employees prior to the Closing Date, within five (5) days following the Closing Date, Parent shall, based on the particular allocation of options to purchase Company Common Stock in such aforementioned contemplated grant by the Company, grant new options to the Continuing Employees to purchase a comparable number of shares the Parent Common Stock, after giving effect to the Exchange Ratio (consistent with the applicable conversion provision of assumed Company Options of Section 2.6 hereof), from the Assumed Company Option Plans assumed by Parent at an exercise price equal to the closing price of the Parent Common Stock on the date of grant. The Company shall grant all or none of such new Company Options prior to the Closing Date. In no event shall Parent be obligated to grant any such options to Continuing Employees from any of Parent’s stock option plans in effect on or after the Closing other than the Assumed Company Option Plans.

Section 5.21    Payroll Tax Matters.    Prior to Closing, the Company and each of its Subsidiaries shall take all appropriate actions, subject to the review and approval of Parent in its sole determination, to (i) satisfy any Company liability in respect of the underpayment of employment taxes, interest, and penalties, arising from, in connection with, or attributable to cancellation of indebtedness income for Company present or former employees as well as any other item of unreported compensation (the “Affected Payroll Items”) and (ii) amend any Tax Returns, including without limitation, payroll tax and information returns, previously filed with the relevant governmental authorities in order that such filings, as amended, properly take into account the Affected Payroll Items.

Section 5.22    Netherlands Lease.    The Company shall use commercially reasonable efforts to terminate the Rental Agreement Office Space (for the premises located at 11th Floor, De Dreeftoren, Haaksbergweg, Amsterdam, Netherlands), by and between Dreef Tower Amsterdam, ValiCert, Inc. and ValiCert B.V., dated March 20, 2001 (the “Netherlands Lease”) prior to the Closing, and settle any and all litigation pending or threatened (including obtaining an unconditional release to forever discharge the Company and its Subsidiaries and Parent and its Subsidiaries from any liability related to or arising from the Netherlands Lease) related to the Netherlands Lease prior to the Closing, in each case, on terms and conditions reasonably satisfactory to Parent.

Section 5.23    Reseller Practices.    The Company shall use all reasonable efforts to amend its agreements with each of the Company’s resellers set forth in Schedule 5.23 attached hereto (each, a “Company Reseller”), so that by no later than the sixtieth (60) day following the Effective Date, each Company Reseller shall have adopted sales practices consistent with the revenue recognition practices of Parent, including, but not limited to, the practice of requiring such Company Reseller to deliver to the Company a fully executed end user license agreement, in form and substance reasonably acceptable to Parent, within five (5) days following any sale or transfer of the Company’s software products by such Company Reseller to any third party.

Section 5.24    Rescission Offer.    The Company shall use commercially reasonable efforts to complete a written offer to repurchase securities in accordance with the terms and conditions of Section 25507(b) through (d) of the California Corporations Code (the “Corporations Code”) in order that all optionees of Company be precluded from commencing an action under Section 25503 of the Corporations Code by reason of Section 25507(b) (the “Written Offer”), prior to the Closing. The Written Offer, to the extent permitted by the California Department of Corporations, shall be in the form set forth under Section 260.507 of Title 10 of the California Code of Regulations and shall conform to the guidelines set forth in Corporate Securities Release No. 36-C or other such appropriate form.

Section 5.25    Board of Directors.

(a)    Parent shall take all necessary corporate action such that upon the Closing, one (1) individual designated by the Company (the “Company Designee”) shall be a director of the Board of Directors, such Company Designee to be selected and named prior to the filing of the Parent Registration Statement.

(b)    Notwithstanding anything to the contrary in the foregoing, the selection of the Company Designee shall be subject to the approval of each of the Company’s and Parent’s Board of Directors.

ARTICLE VI

CONDITIONS

Section 6.1    Conditions to the Obligations of Each Party.    The obligations of the Company, on the one hand, and Parent and Sub, on the other hand, to consummate the Merger are subject to the satisfaction (or, if permissible, waiver by the party for whose benefit such conditions exist) of the following conditions:

(a)    the Company shall have received the Company Stockholder Approval;

(b)    Parent shall have received Parent Stockholder Approval;

(c)    no court, arbitrator or governmental body, agency or official shall have issued any order, and there shall not be any statute, rule or regulation, restraining or prohibiting (collectively, “Restraints”) the consummation of the Merger or the effective operation of the business of the Company and its respective Subsidiaries after the Effective Time;

(d)    all Requisite Regulatory Approvals shall have been obtained but excluding any Requisite Regulatory Approval the failure to obtain which would not have a material adverse effect on Parent, Sub, the Company or, after the Effective Time, the Surviving Corporation;

(e)    the shares of Parent Common Stock to be issued in the Merger shall have been qualified for inclusion in Nasdaq Stock Market; and

(f)    the Registration Statement shall have become effective under the Securities Act and no stop order suspending effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the SEC.

Section 6.2    Conditions to the Obligations of Parent and Sub.    The obligations of Parent and Sub to consummate the Merger are subject to the satisfaction (or waiver by Parent) of the following further conditions:

(a)    the representations and warranties of the Company shall be true and accurate both when made and (except for those representations and warranties that address matters only as of a particular date which need only be true and accurate as of such date) as of the Effective Time as if made at and as of such time, except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein), does not have, and is not reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries taken as a whole; provided, that the representations and warranties set forth in Sections 3.2, 3.3 and 3.28 shall be true and correct in all respects; provided, however, that the representations and warranties set forth in Section 3.2 shall be deemed true and correct in all respects if the sum of the differences between (i) the number of shares identified in each of the respective clauses set forth in Section 3.2; and (ii) the actual number of shares required to be identified in each such clause set forth in Section 3.2 is less than, in the aggregate, thirty thousand (30,000) shares;

(b)    the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

(c)    the Company shall have obtained, and there shall be in full force and effect, the consents described in Section 6.2 of the Company Disclosure Schedule, if any;

(d)    each of the Ancillary Agreements shall be valid, in full force and effect and complied with in all material respects;

(e)    since the date of this Agreement, there shall not have occurred any event, change or effect having, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries;

(f)    Parent shall have received the opinion of Skadden Arps, counsel to Parent, based upon representations of Parent, Merger Sub and the Company and normal assumptions, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of section 368(a) of the Code, which opinion shall not have been withdrawn or modified in any material respect. The issuance of such opinion shall be conditioned on receipt by Skadden Arps of representation letters from each of Parent and Company as contemplated in Section 5.15 of this Agreement. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect as of the Effective Time;

(g)    Parent shall have received an opinion of Gray Cary, substantially in the form attached as Exhibit F-1 hereto and otherwise reasonably satisfactory in form and substance to Parent, addressed to Parent;

(h)    The Company shall have furnished Parent with a certificate dated the Closing Date signed on behalf of it by the Chairman of the Board of Directors of the Company or the President and Chief Financial

Officer of the Company to the effect that the conditions set forth in Sections 6.2(a) through (f) have been satisfied; and

(i)    Each employee of the Company as of the Effective Time shall have executed and delivered a Proprietary Rights and Confidentiality Agreement (as defined in Section 3.18) and confirmation of “at will” employment to Parent.

Section 6.3    Conditions to the Obligations of the Company.    The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company) of the following further conditions:

(a)    the representations and warranties of Parent and Sub shall be true and accurate (except for those representations and warranties that address matters only as of a particular date which need only be true and accurate as of such date) as of the Effective Time as if made at and as of such time, except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein), does not have, individually or in the aggregate, a material adverse effect on Parent and its Subsidiaries taken as a whole; provided, that the representations and warranties set forth in Sections 4.2 and 4.3 shall be true and correct in all respects;

(b)    each of Parent and Sub shall have performed in all material respects all of the respective obligations hereunder required to be performed by Parent or Sub, as the case may be, at or prior to the Effective Time;

(c)    since the date of this Agreement, there shall not have occurred any event, change or effect having, or which could be reasonably likely to have, individually or in the aggregate, a material adverse effect on Parent and its Subsidiaries, taken as a whole;

(d)    the Company shall have received the opinion of Gray Cary, counsel to the Company, based upon representations of Parent, Sub and the Company, and normal assumptions, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of section 368(a) of the Code, which opinion shall not have been withdrawn or modified in any material respect. The issuance of such opinion shall be conditioned on receipt by Gray Cary of representation letters from each of Parent and Company as contemplated in Section 5.15 of this Agreement. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect as of the Effective Time;

(e)    the Company shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, substantially in the form attached as Exhibit F-2 hereto and otherwise reasonably satisfactory in form and substance to the Company, addressed to the Company; and

(f)    Parent shall have furnished the Company with a certificate dated the Closing Date signed on behalf of it by the President of Parent to the effect that the conditions set forth in Sections 6.3(a) through (d) have been satisfied.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1    Termination.    Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Effective Time (with respect to Section 7.1(b) through Section 7.1(f), by written notice by the terminating party to the other party), and (except in the case of 7.1(e) and (f)) whether before or after the Parent Stockholder Approval or the Company Stockholder Approval, as the case may be:

(a)    by mutual written consent of the Company and Parent, if the Board of Directors of each so determines by a vote of a majority of its entire Board;

(b)    by either the Company Board or the Parent Board:

(i)    if the Merger shall not have been consummated by September 15, 2003 unless the Company Board or Parent Board, as the case may be, has expressly restricted in writing its right to terminate this Agreement pursuant to this Section 7.1(b)(i); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time;

(ii)    if the Parent Stockholder Approval shall not have been obtained at the Parent Special Meeting duly convened therefor or at any adjournment or postponement thereof;

(iii)    if the Company Stockholder Approval shall not have been obtained at the Special Meeting duly convened therefor or at any adjournment or postponement thereof; or

(iv)    if any Restraint having any of the effects set forth in Section 6.1(c) shall be in effect and shall have become final and nonappealable, or if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(iv) shall have used commercially reasonable efforts to prevent the entry of and to remove such Restraint or to obtain such Requisite Regulatory Approval, as the case may be;

(c)    by the Company Board (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if Parent shall have materially breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.3(a) or (b), and (B) is incapable of being cured by Parent or is not cured within thirty (30) days of written notice thereof;

(d)    by the Parent Board (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if the Company shall have materially breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2(a) or (b), and (B) is incapable of being cured by the Company or is not cured within thirty (30) days of written notice thereof;

(e)    by the Company Board, at any time prior to the Parent Special Meeting, if the Parent Board shall have (A) failed to include in the Proxy Statement/Prospectus to the stockholders of Parent its unanimous recommendation without modification or qualification that such stockholders approve this Agreement and the transactions contemplated hereby, (B) failed to reaffirm such recommendation within ten (10) business days of the Company’s request, (C) subsequently withdrawn such recommendation or (D) modified or qualified such recommendation in a manner adverse to the interests of the Company; and

(f)    by the Parent Board, at any time prior to the Company Special Meeting, if the Company Board shall have (A) failed to include in the Proxy Statement/Prospectus to the stockholders of the Company its unanimous recommendation without modification or qualification that such stockholders approve this Agreement and the transaction contemplated hereby, (B) failed to reaffirm such recommendation within ten (10) business days of Parent’s request, (C) subsequently withdrawn such recommendation or (D) modified or qualified such recommendation in a manner adverse to the interests of Parent.

Section 7.2    Effect of Termination.

(a)    Except as set forth in Section 7.2(b) below, in the event of termination of this Agreement as provided in Section 7.1 hereof, there shall be no liability or obligation on the part of Parent, the Company, Sub or their respective officers, directors, stockholders or affiliates; provided, however, that nothing herein shall relieve any party from liability from the intentional or willful breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud; and provided that the provisions of this Section 7.2, Section 8.1 and Section 5.3 of this Agreement and the confidentiality provisions set forth herein and in the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

(b)    The parties hereby agree that the Company shall be obligated to pay Parent a fee of $1.0 million upon the termination of this Agreement by Parent pursuant to Section 7.1(f) hereof.

(c)    Payment of the fee pursuant to Section 7.2(b) hereof shall be made not later than five (5) business days of delivery of notice of termination and demand for such payment.

(d)    Payment of the fee pursuant to Section 7.2(b) shall be the sole and exclusive remedy of the terminating party upon the termination of this Agreement pursuant to Section 7.1(f) hereof; provided, however, that payment of such fee shall not be in lieu of damages incurred in the event of the intentional or willful breach of the representations, warranties, covenants or agreements set forth in this Agreement or fraud.

Section 7.3    Amendment.    Subject to compliance with applicable law, this Agreement may be amended by the parties at any time before or after the Parent Stockholder Approval or the Company Stockholder Approval; provided, however, that after any such approval, there may not be, without further approval of such the stockholders of Parent (in the case of the Parent Stockholder Approval) and the stockholders of the Company (in the case of the Company Stockholder Approval), any amendment of this Agreement that changes the amount or the form of the consideration to be delivered to the holders of Company Common Stock hereunder, or which by law otherwise expressly requires the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and duly approved by the parties’ respective Boards of Directors or a duly designated committee thereof.

Section 7.4    Extension; Waiver.    At any time prior to the Effective Time, a party may, subject to the provision of Section 7.3 (and for this purpose treating any waiver referred to below as an amendment), (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any extension or waiver given in compliance with this Section 7.4 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII

MISCELLANEOUS

Section 8.1    Fees and Expenses.    Except as otherwise contemplated by this Agreement, including Section 7.2 hereof, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Ancillary Agreements, the consummation of the transactions contemplated hereby and thereby, and the issuance of any securities, including all legal, accounting and financial advisory fees and expenses (“Third Party Expenses”), shall be paid by the party incurring such expenses, except that (i) those costs and expenses incurred in connection with filing and printing (but not mailing) the Registration Statement and the

Proxy Statement/Prospectus (including filing fees related thereto) shall be shared equally by Parent and the Company (provided, however, that Parent shall pay printing costs and expenses for the Registration Statement and the Proxy Statement/Prospectus as such costs and expenses become due and payable, but such printing costs and expenses shall be shared equally by Parent and the Company in the event this Agreement is terminated pursuant to Section 7.1 hereof), and (ii) the Company shall cause that portion of its Third Party Expenses which constitute legal, accounting and financial advisory fees and expenses to be invoiced or estimated and capped at or before the Closing and not to exceed, in the aggregate, $1,100,000.

Section 8.2    Nonsurvival of Representations and Warranties.    None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.

Section 8.3    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, faxed (which is confirmed) or sent by an overnight courier service, such as FedEx, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    if to Parent or Sub, to:

Tumbleweed Communications Corp.

700 Saginaw Drive

Redwood City, California 94063

Attention:    Jeffrey C. Smith

Telephone:    (650) 216-2000

Facsimile:    (650) 216-2001

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue—Suite 1100

Palo Alto, California 94301

Attention:    Gregory C. Smith

Telephone:    (650) 470-4500

Facsimile:    (650) 470-4590

and

(b)    if to the Company, to:

Valicert, Inc.

1215 Terra Bella Avenue

Mountain View, California 94043

Attention:    John Vigouroux

Telephone:    (650) 567-5400

Facsimile:    (650) 254-0297

with a copy to:

Gray Cary Ware & Freidenrich LLP

400 Hamilton Avenue

Palo Alto, California 94301-1825

Attention:    James M. Koshland

Telephone:    (650) 833-2000

Facsimile:    (650) 833-2001

Section 8.4    Interpretation.    When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement, as the case may be, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases “the date of this Agreement”, “the date hereof,” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to February 18, 2002. As used in this Agreement, the term “affiliate(s)” shall have the meaning set forth in Rule l2b-2 of the Exchange Act. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation hereof.

Section 8.5    Counterparts.    This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 8.6    Entire Agreement; No Third Party Beneficiaries; Rights of Ownership.    This Agreement, the Ancillary Agreements and the Confidentiality Agreement (including the documents and the instruments referred to herein and therein): (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided in Section 5.12 (Directors’ and Officers’ Insurance and Indemnification) hereof, are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

Section 8.7    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 8.8    Governing Law.    This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

Section 8.9    Assignment.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to Parent or to any direct or indirect wholly owned Subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

TUMBLEWEED COMMUNICATIONS CORP.

By:	/s/ DOUGLAS SABELLA
Name: Douglas Sabella Title: President

VELOCITY ACQUISITION SUB, INC.

By:	/s/ DOUGLAS SABELLA
Name: Douglas Sabella Title: President

VALICERT, INC.

By:	/s/ JOHN VIGOUROUX
Name: John Vigouroux Title: President and CEO

AMENDMENT NO. 1 TO THE

AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

This AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF REORGANIZATION AND MERGER, dated as of April 22, 2003 (this “Amendment”), is made by and among Tumbleweed Communications Corp., a Delaware corporation (“Parent”), Velocity Acquisition Sub, Inc., a Delaware corporation (the “Sub”), and Valicert, Inc., a Delaware corporation (the “Company”). Capitalized terms used m this Amendment and not otherwise defined herein shall have the respective meanings set forth in the Original Agreement (as defined hereinafter).

WHEREAS, Parent, Sub and the Company entered into an Agreement and Plan of Reorganization and Merger, dated as of February 18,2003 (the “Original Agreement” and as modified hereby, this “Agreement”); and

WHEREAS, Parent, Sub and the Company desire to make certain amendments to the Original Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements, and other good and valuable consideration, set forth herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

AMENDMENTS

Section 1.1    Amendment of the Recitals. The recitals of the Original Agreement are hereby amended to delete the fifth paragraph of such recitals and replace such paragraph with the following new paragraph:

WHEREAS, for United States federal income tax purposes, it is intended that the Transaction (as defined in Section 1.1 hereof) shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the ‘Code”), and this Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Section 368 of the Code

Section 1.2    Amendment of Section 1.1. Section 1.1 of the Original Agreement is hereby amended to add immediately after the first paragraph of such Section the following new sentence:

As soon as practicable after the Effective Time (as defined hi Section 1.2 hereof) but in any event within twelve (12) months following the Effective Time, Parent and Company shall consummate a merger (the “Upstream Merger.” and together with the Merger, the “Transaction”) pursuant to which the Company shall be merged with and into Parent and the separate corporate existence of the Company shall thereupon cease.

Section 1.3    Amendment of Section 3.26. Section 3.26 of the Original Agreement is hereby amended to delete the only sentence in such section and replace such sentence with the following new sentence:

None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any of their respective directors, officers or stockholders, has taken any action which would prevent the Transaction from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

Section 1.4    Amendment of Section 4.12. Section 4.12 of the Original Agreement is hereby amended to delete the only sentence in such section and replace such sentence with the following new sentence:

None of Parent, any of its Subsidiaries or, to the knowledge of Parent, any of their respective directors, officers or stockholders, has taken any action which would prevent the Transaction from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

Section 1.5    Amendment of Section 5.1. Section 5.1 of the Original Agreement is hereby amended to delete clause (ii) of paragraph (j) of such section and replace such clause with the following new clause:

(ii) take or allow to be taken any action which would jeopardize qualification of the Transaction as a reorganization within the meaning of Section 368(a) of the Code;

Section 1.6    Amendment of Section 52. Section 5.2 of the Original Agreement is hereby amended to delete clause (ii) of paragraph (d) of such section and replace such clause with the following new clause:

(ii) take or allow to be taken any action which would jeopardize qualification of the Transaction as a reorganization within the meaning of Section 368(a) of the Code:

Section 1.7    Amendment of Section 5.4. Section 5.4 of the Original Agreement is hereby amended to delete the last sentence of such section and replace such sentence with the following new sentence:

Each of the Company, Parent and Sub will, and will cause its respective Subsidiaries to, take all reasonable actions necessary to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Entity (collectively, the “Requisite Regulatory Approvals”) or otherwise any public or private third party required to be obtained or made by Parent, Sub, the Company or any of their Subsidiaries in connection with the Merger, the Transaction or the taking of any action contemplated thereby or by this Agreement or the Ancillary Agreements.

Section 1.8    Amendment of Section 5.15. Section 5.15 of the Original Agreement is hereby amended to delete that last two sentences of paragraph (a) of such section and replace such sentences with the following two new sentences:

From and after the date of this Agreement and until the Effective Tune, each party hereto shall use its commercially reasonable efforts to cause the Transaction to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail or to be taken which action or failure to act could prevent the Transaction from qualifying as a reorganization under the provisions of section 368(a) of the Code. Following the Effective Time, neither the Surviving Corporation, Parent nor any of their affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Transaction to fail to qualify as a reorganization under section 368(a) of the Code.

Section 1.9    Amendment of Section 6.2. Section 6.2 of the Original Agreement is hereby amended to delete that first sentence of paragraph (f) of such section and replace such sentence with the following new sentence:

Parent shall have received the opinion of Skadden Arps, counsel to Parent based upon representations of Parent, Merger Sub and the Company and normal ‘ assumptions, to the effect that the Transaction will be treated for federal income tax purposes as a reorganization qualifying under the provisions of section 368(a) of the Code, which opinion shall not have been withdrawn or modified in any material respect.

Section 1.10    Amendment of Section 6.3. Section 6.3 of the Original Agreement is hereby amended to delete that first sentence of paragraph (d) of such section and replace such sentence with the following new sentence:

the Company shall have received the opinion of Gray Cary, counsel to the Company, based upon representations of Parent, Sub and the Company, and normal assumptions, to the effect that the Transaction will be treated for federal income tax purposes as a reorganization qualifying under the provisions of section 368(a) of the Code, which opinion shall not have been withdrawn or modified in any material respect.

ARTICLE 2

GENERAL PROVISIONS

Section 2.1    Counterparts. This Amendment may be executed in two or more counterparts, all of which shall be considered one and the same agreement and. shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 2.2    Governing Law. This Amendment shall be governed and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

[Remainder of page left intentionally blank.)

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

TUMBLEWEED COMMUNICATIONS CORP.

By:	/s/ Bernard Cassidy
	Name: Title:	Bernard Cassidy General Counsel and Secretary

VELOCITY ACQUISITION SUB, INC.

By:	/s/ Bernard Cassidy
	Name: Title:	Bernard Cassidy Secretary

VALICERT, INC.

By:	/s/ John Vigouroux
	Name: Title:	John Vigouroux President and Chief Executive Officer

ANNEX B

[RBC CAPITAL MARKETS LOGO]

February 18, 2003

CONFIDENTIAL

The Board of Directors

Tumbleweed Communications Corp.

700 Saginaw Drive

Redwood City, CA 94063

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Tumbleweed Communications Corp., a Delaware corporation (the “Company”), of the Exchange Ratio (as defined below) pursuant to the terms of the proposed Agreement and Plan of Reorganization and Merger, anticipated to be dated as of February 18, 2003 (the “Agreement”), by and among the Company, Velocity Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Valicert, Inc., a Delaware corporation (the “Target”). Capitalized terms used herein shall have the meanings used in the Agreement, unless otherwise defined herein.

Pursuant to the Agreement, the Target will merge (the “Merger”) with and into Merger Sub and each outstanding share of common stock, no par value per share, of the Target (the “Target Common Stock”), will be converted into 0.385 shares (the “Exchange Ratio”) of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”). Options and warrants of the Target will be converted into options and warrants of the Company based on the Exchange Ratio. The transaction is intended, and we have assumed it, to qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code. The terms and conditions of the Merger are set forth more fully in the Agreement.

RBC Dain Rauscher Inc. (“RBC”), a member company of RBC Capital Markets, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We will receive a fee for providing this Opinion. Our fee is not contingent upon consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of business, RBC acts as a market maker and broker in the publicly traded securities of the Company and receives customary compensation in connection therewith, and also actively trades securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. RBC provides research coverage on the Company Common Stock. In 2000 we acted as a co-manager of the Company’s common stock public offering and acted as financial advisor to the Company in connection with an acquisition, for which we received customary fees.

In connection with our review of the Merger, and in arriving at our opinion, we have undertaken such review and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) reviewed and analyzed the financial terms of the draft Agreement dated February 18, 2003; (ii) reviewed and analyzed certain publicly available financial and other data with respect to the Company and the Target and certain other historical operating data relating to the Company and the Target made available to us from published sources and from the internal records of the Company and the Target; (iii) conducted discussions with members of the senior management of the Target with respect to the business prospects and financial outlook of the Target independently and as combined; (iv) conducted discussions with members of the senior management of the Company with respect to the business prospects and financial outlook of the Company independently and

Tumbleweed Communications Corp.

February 18, 2003

as combined; (v) received and reviewed financial forecasts prepared by the Target’s management on the potential future performance of the Target as a stand alone entity; (vi) received and reviewed financial forecasts prepared by the Company’s management on the potential future performance of the Target as a part of the combined company; (vii) reviewed the reported prices and trading activity for the Company Common Stock and the Target Common Stock; (viii) compared the financial performance of the Company and the Target and the prices of the Company Common Stock and the Target Common Stock with that of certain other comparable publicly-traded companies and their securities; (ix) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions; and (x) compared the relative contribution to certain income statement items of each company with their pro-forma ownership in the combined company. In addition, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

With respect to the data and discussions relating to the business prospects and financial outlook of the Company and the Target, upon advice of the Company, we have assumed that such data has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and the Target as to the future financial performance of the Company and the Target, and that the Company and the Target will perform substantially in accordance with such financial data and estimates. We express no opinion as to such financial data and estimates or the assumptions on which they were based. We were not provided sufficient long-term projections on the Target’s business; thus, we could not prepare a discounted cash flow analysis on the Target.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided to us by the Company and the Target (including, without limitation, the financial statements and related notes thereto of the Company and the Target), and have not assumed responsibility for independently verifying and have not independently verified such information. We have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the respective assets or liabilities, contingent or other, of the Company or the Target, and we have not been furnished with any such valuations or appraisals. We express no opinion regarding the liquidation value of any entity. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of the Company or the Target. Additionally, we have not been asked and did not consider the possible effects of any litigation or other legal claims.

We have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have also assumed the Merger will be consummated pursuant to the terms of the Agreement, without amendments thereto and without waiver by any party of any material conditions or obligations thereunder.

Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion. We are not expressing any opinion herein as to the prices at which the Company Common Stock has traded or will trade following the announcement or consummation of the Merger.

This opinion is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any shareholder of the Company. This opinion shall not be otherwise relied upon, published

Tumbleweed Communications Corp.

February 18, 2003

or otherwise used, nor shall any public references to us be made without our prior written approval, except as set forth in our engagement letter with you dated January 23, 2003.

Our opinion relates solely to the Exchange Ratio. We have not reviewed, nor does our opinion in any way address, other Merger terms or arrangements, including without limitation the financial or other terms of any employment or non-competition agreement with Target management or any break-up or termination fee. Further, our opinion does not address, nor should it be construed to address, the relative merits of the underlying decision by the Company to engage in the Merger compared to any alternative business strategies or transaction in which the Company might engage. We were not authorized to, and did not (i) solicit any other potential participants relative to a business combination with the Company or (ii) provide any advisory services with respect to the Merger. We were not engaged as an agent or fiduciary of the Company’s shareholders or any other third party.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Company.

Very truly yours,

RBC DAIN RAUSCHER INC.

ANNEX C

[SOUNDVIEW TECHNOLOGY GROUP LOGO]

Board of Directors

Valicert, Inc.

1215 Terra Bella Avenue

Mountain View, CA 94043

February 18, 2003

Ladies and Gentlemen:

We understand that Tumbleweed Communications Corp. (“Tumbleweed”), Velocity Acquisition Sub, Inc. (“Acquisition Sub”), an indirect wholly-owned subsidiary of Tumbleweed, and Valicert, Inc. (the “Company”) are considering entering into an agreement and plan of reorganization and merger substantially in the form of the draft dated February 17, 2003 (the “Merger Agreement”) pursuant to which, among other things. Acquisition Sub shall be merged with and into the Company in a transaction (the “Merger”) in which each share of Common Stock, par value $0.001 per share, of the Company, subject to the conditions and limitations set forth in the Merger Agreement, shall be converted into the right to receive, without interest, 0.385 shares (the “Exchange. Ratio”) of Common Stock, par value $0.001 per share, of Tumbleweed. The terms and conditions of the Merger are set forth in more detail in the Merger Agreement, a copy of which has been furnished to us.

You have requested the opinion of SoundView Technology Corporation (“SoundView”), as investment bankers, as of this date, as to the fairness, from a financial point of view, to the stockholders of the Company, of the Exchange Ratio.

In conducting our analysis and arriving at our opinion as expressed herein, we have, among other things:

(i)	reviewed the Merger Agreement and the specific terms of the Merger set forth therein;

(ii)	reviewed the accompanying exhibits to the Merger Agreement, including but not limited to the Company Voting Agreement and the Parent Voting Agreement;

(iii)	reviewed the Company’s financial and operating information for the three-year period ended December 31, 2001 and the nine-month period ended September 30, 2002, as stated in filings with the Securities and Exchange Commission;

(iv)	reviewed Tumbleweed’s financial and operating information for three-year period ended December 31, 2001 and the nine-month period ended September 30, 2002, as stated in filings with the Securities and Exchange Commission;

(v)	reviewed the Company’s and Tumbleweed’s financial and operating information for the three-month period ended December 31, 2002 as stated in their respective press releases;

(vi)	reviewed certain financial and operating information relating to the businesses, operations and prospects of the Company, including forecasts and projections, provided to us by the management of the Company;

(vii)	reviewed certain financial and operating information relating to the businesses, operations and prospects of Tumbleweed, including forecasts and projections, provided to us by the management of the Company;

(viii)	reviewed certain publicly available financial information relating to certain other companies we deemed to be reasonably similar to the Company and Tumbleweed and the trading markets for certain of such companies’ securities;

(ix)	reviewed the financial terms of the Merger and compared them with the financial terms, to the extent publicly available, of certain recent mergers and acquisitions that we deemed relevant;

Valicert, Inc.

February 18, 2003

(x)	conducted discussions with certain members of senior management of the Company and Tumbleweed concerning their respective businesses and operations, assets, present condition and future prospects; and

(xi)	performed such other analyses, examinations and procedures, reviewed such other agreements and documents, and considered such other factors as we have deemed, in our sole judgment, to be necessary, appropriate or relevant to render the opinion set forth herein.

We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion is necessarily based upon economic, market, financial and other conditions as they exist and can be evaluated on the date hereof, and we assume no responsibility to update or revise our opinion based up on events or circumstances occurring after the date hereof.

In arriving at our opinion, we have not made, obtained or assumed any responsibility for any independent evaluation or appraisal of the properties and facilities or any of the assets and liabilities of either the Company or Tumbleweed. We have assumed and relied upon the accuracy and completeness of the financial and other information supplied to or otherwise used by us in arriving at our opinion and have not attempted independently to verify, or undertaken any obligation to verify, such information. We have further relied upon the assurances of the management of the Company or Tumbleweed that it was not aware of any facts that would make such information inaccurate or misleading. In addition, we have assumed that the forecasts and projections provided to SoundView by the Company and Tumbleweed and reviewed by SoundView represent the best currently available estimates and judgments of the Company’s and Tumbleweed’s management as to the future financial condition and results of operations of the Company and Tumbleweed, and have assumed that such forecasts and projections have been reasonably prepared based on such currently available estimates and judgments. We assume no responsibility for and express no view as to such forecasts and projections or the assumptions on which they are based.

SoundView does not express any opinion as to the prices at which the Company’s and Tumbleweed’s stock will trade prior to or subsequent to the closing of the Merger. This letter does not constitute a recommendation of the Merger over any other alternative transactions which may be available to the Company, does not address the underlying business decision of the Board of Directors of the Company to proceed with or effect the Merger, or constitute a recommendation to the stockholders of the Company as to how such stockholders should vote or as to any other action such stockholders should take regarding the Merger.

SoundView, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, divestitures, restructurings, recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have been engaged to render the financial opinion as expressed herein and we will receive a fee upon delivery of this opinion. We also, from time to time, may in the future seek to perform certain financial advisory services for the Company or Tumbleweed for which we may receive a fee. In the ordinary course of business, we may in the future publish research on the Company or Tumbleweed, make a market in their common stock and, in connection with our market making activities, trade the securities of the Company or Tumbleweed for our own account and for the accounts of our customers and, accordingly, may at any time hold a short or long position in such securities. The Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.

This letter and the opinion expressed herein has been prepared for the confidential use and benefit of the Board of Directors of the Company in its consideration of the Merger, and may not be reproduced, summarized,

Valicert, Inc.

February 18, 2003

described or referred to or given to any other person or otherwise made public without our prior written consent, except the Company may include this opinion in its entirety in any proxy statement or information statement relating to the transaction sent to the Company’s stockholders or filed with the U.S. Securities and Exchange Commission.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Exchange Ratio pursuant to the Merger Agreement is fair, from a financial point of view, to the Company’s stockholders.

Very truly yours,

SoundView Technology Corporation

ANNEX D

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

RIGHTS OF DISSENTING STOCKHOLDERS

SECTION 262. APPRAISAL RIGHTS.

(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)    Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2)    Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)    If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)    After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the

Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 82, L. ‘01, eff. 7-1-01.)

ANNEX E

CALIFORNIA CORPORATIONS CODE

CHAPTER 13

DISSENTERS’ RIGHTS

§ 1300.    Right to Require Purchase—“Dissenting Shares” and “Dissenting Shareholders” Defined

(a)    If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

(b)    As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

(1)    Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the list of National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2)    Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3)    Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4)    Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c)    As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

§ 1301.    Demand for Purchase

(a)    If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b)    Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(c)    The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

§ 1302.    Endorsement of Shares

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

§ 1303.    Agreed Price—Time for Payment

(a)    If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b)    Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

§ 1304.    Dissenter’s Action to Enforce Payment

(a)    If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b)    Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c)    On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

§ 1305.    Appraisers Report—Payment—Costs

(a)    If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b)    If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c)    Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d)    Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e)    The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

§ 1306.    Dissenting Shareholder’s Status as Creditor

To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

§ 1307.    Dividends Paid as Credit Against Payment

Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

§ 1308.    Continuing Rights and Privileges of Dissenting Shareholders

Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

§ 1309.    Termination of Dissenting Shareholder Status

Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a)    The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b)    The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c)    The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(d)    The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

§ 1310.    Suspension of Proceedings for Payment Pending Litigation

If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

§ 1311.    Exempt Shares

This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

§ 1312.    Attacking Validity of Reorganization or Merger

(a)    No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b)    If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c)    If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two (2) or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

§ 1313.    Conversion Deemed to Constitute Reorganization for Purposes of Chapter

A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

*    *    *    *    *    *    *

ANNEX F

VOTING AGREEMENT

VOTING AGREEMENT (this “Agreement”), dated as of February 18, 2003, by and among ValiCert, Inc., a Delaware corporation (the “Company”), and [STOCKHOLDER] (“Stockholder”).

WITNESSETH:

WHEREAS, immediately prior to the execution of this Agreement, Tumbleweed Communications Corp., a Delaware corporation (“Parent”), Velocity Acquisition Sub, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Sub”), and the Company have entered into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions set forth therein, to merge Sub with and into the Company (the “Merger”); and

WHEREAS, as of the date hereof, Stockholder is the record and Beneficial Owner (as defined hereinafter) of [NUMBER] Existing Shares (as defined hereinafter) of the common stock, $.001 par value, of Parent (the “Parent Common Stock”); and

WHEREAS, as inducement and a condition to entering into the Merger Agreement, the Company has required Stockholder to agree, and Stockholder has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1.    Certain Definitions.    In addition to the terms defined elsewhere herein, capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

(a)    “Beneficially Own” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person include securities Beneficially Owned by all other persons with whom such person would constitute a “group” within the meaning of Section 13(d) of the Exchange Act with respect to the securities of the same issuer.

(b)    “Existing Shares” means shares of the Parent Common Stock Beneficially Owned by Stockholder as of the date hereof.

(c)    “Securities” means the Existing Shares together with any shares of the Parent Common Stock or other securities of Parent acquired by Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise.

Section 2.    Representations And Warranties of Stockholder.    Stockholder represents and warrants to Parent and Sub as follows:

(a)    Ownership of Shares.    Stockholder is the sole record and Beneficial Owner of (i) the Existing Shares and (ii) options to purchase [NUMBER] shares of Parent Common Stock. On the date hereof, the Existing

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Shares constitute all of the shares of the Parent Common Stock owned of record or Beneficially Owned by Stockholder. There are no outstanding options or other rights to acquire from Stockholder or obligations of Stockholder to sell or to acquire, any shares of the Parent Common Stock. Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 5, 7 and 8 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Existing Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

(b)    Power; Binding Agreement.    Stockholder has the legal capacity, power and authority to enter into and perform all of Stockholder’s obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c)    No Conflicts.    Except as contemplated by the Merger Agreement, no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority (“Governmental Entity”) is necessary for the execution of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby, none of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof shall (i) conflict with or result in any breach of any organizational documents applicable to Stockholder, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Stockholder is a party or by which Stockholder or any of its properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to Stockholder or any of Stockholder’s properties or assets, except in the case of clauses (ii) and (iii) where the failure to obtain such permits, authorizations, consents or approvals or to make such filings, or where such violations, breaches or defaults would not, individually or in the aggregate, materially impair the ability of Stockholder or Parent to consummate the transactions contemplated by the Merger Agreement, this Agreement or by the other Ancillary Agreements.

(d)    No Encumbrance.    Except as permitted by this Agreement, the Existing Shares are now and, at all times during the term hereof, and the Securities will be, held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, free and clear of all mortgages, claims, charges, liens, security interests, pledges or options, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever (“Encumbrances”), except for any such Encumbrances arising hereunder.

(e)    No Finder’s Fees.    No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Stockholder.

(f)    Reliance by the Company.    Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement.

Section 3.    Representations And Warranties of the Company.    The Company hereby represents and warrants to Stockholder as follows:

(a)    Power; Binding Agreement.    The Company has the corporate power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly and validly executed and

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delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)    No Conflicts.    Except as contemplated by the Merger Agreement, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, and none of the execution and delivery of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof shall (i) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws or similar organizational documents of the Company or of any of its Subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation, acceleration or result in the creation of any lien) under, any of the terms, conditions or provisions of any Company Agreement or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of its Subsidiaries or any of their properties or assets, except in the case of clause (ii), (iii) or (iv) where the failure to obtain such permits, authorizations, consents or approvals or to make such filings, or where such violations, breaches or defaults would not, individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries, taken as a whole, and will not materially impair the ability of the Company to consummate the transactions contemplated by the Merger Agreement, this Agreement or by the other Ancillary Agreements.

Section 4.    Disclosure.    Stockholder hereby agrees to permit the Company to publish and disclose in the Registration Statement and the Proxy Statement/ Prospectus (including all documents and schedules filed with the Securities and Exchange Commission), and any press release or other disclosure document which the Company, in its sole discretion determines to be necessary or desirable in connection with the Merger and any transactions related thereto, Stockholder’s identity and ownership of the Parent Common Stock and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement.

Section 5.    Transfer And Other Restrictions.    Prior to the termination of this Agreement, Stockholder agrees not to, directly or indirectly:

(i)    except pursuant to the terms of the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the Securities or any interest therein except as provided in Section 6 hereof;

(ii)    grant any proxy, power of attorney, deposit any of the Securities into a voting trust or enter into a voting agreement or arrangement with respect to the Securities except as provided in this Agreement; or

(iii)    take any other action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement.

Section 6.    Voting of the Parent Common Stock.    Stockholder hereby agrees that, during the period commencing on the date hereof and continuing until the first to occur of (a) the Effective Time or (b) termination of this Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of the Parent Common Stock, however called, or in connection with any written consent of the holders of the Parent Common Stock, Stockholder will appear at the meeting or

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otherwise cause the Securities to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) the Securities:

(A)    in favor of the adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof;

(B)    against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Parent or Sub under the Merger Agreement or this Agreement; and

Stockholder may not enter into any agreement or understanding with any person the effect of which would be inconsistent with or violative of any provision contained in this Section 6.

Section 7.    Proxy.

(a)    Stockholder hereby irrevocably grants to, and appoints, the Company and Timothy Conley, John Vigouroux, or any of them in their respective capacities as officers of the Company and any individual who shall hereafter succeed to any such office of the Company and each of them individually, such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to vote the Securities, or grant a consent or approval in respect of the Securities, in connection with any meeting of the stockholders of the Company, as specified in Section 6 hereof.

(b)    Stockholder represents that any other proxies heretofore given in respect of the Existing Shares are not irrevocable, and that such proxies are hereby revoked.

(c)    Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement. Stockholder hereby affirms that the irrevocable proxy set forth in this Section 7 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may not be revoked under any circumstances. Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the Delaware General Corporation Law.

Section 8.    Stop Transfer; Legend.

(a)    Stockholder agrees with, and covenants to, the Company that Stockholder will not request that Parent register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Securities, unless such transfer is made in compliance with this Agreement.

(b)    In the event of a stock dividend or distribution, or any change in the Parent Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of share or the like other than pursuant to the Merger, the term “Existing Shares” will be deemed to refer to and include the shares of the Parent Common Stock as well as all such stock dividends and distributions and any shares into which or for which any or all of the Securities may be changed or exchanged and appropriate adjustments shall be made to the terms and provisions of this Agreement.

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(c)    Stockholder will promptly after the date hereof surrender to the Parent all certificates representing the Securities, Parent will place the following legend on such certificates in addition to any other legend required thereof:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER PURSUANT TO AND OTHER PROVISIONS OF A VOTING AGREEMENT, DATED AS OF FEBRUARY 18, 2003, BY AND BETWEEN VALICERT, INC AND [STOCKHOLDER].”

Section 9.    Reasonable Best Efforts.    Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

Section 10.    Termination.    This Agreement shall terminate on the earliest of (a) termination of the Merger Agreement; or (b) the consummation of the Merger.

Section 11.    Miscellaneous.

(a)    Entire Agreement.    This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(b)    Successors and Assigns.    This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto. This Agreement shall be binding upon, inure to the benefit of and be enforceable by each party and such party’s respective heirs, beneficiaries, executors, representatives and permitted assigns.

(c)    Amendment and Modification.    This Agreement may not be amended, altered, supplemented or otherwise modified or terminated except upon the execution and delivery of a written agreement executed by the parties hereto.

(d)    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by an overnight courier service, such as FedEx, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Company, to:
ValiCert, Inc.
1215 Terra Bella Avenue
Mountain View, California 94043
	Attention:	John Vigoroux
	Telephone No.:	(650) 567-5400
	Facsimile No.:	(650) 254-0297
with a copy to:
Gray Cary Ware & Freidenrich LLP
400 Hamilton Avenue
Palo Alto, California 94301-1825
	Attention:	James M. Koshland
	Telephone No:	(650) 833-2000
	Facsimile No.:	(650) 833-2001
If to Stockholder, to:
[NAME]
[ADDRESS]

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with a copy to:

(e)    Severability.    Any term or provision of this Agreement which is held to be invalid, illegal or unenforceable in any respect in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

(f)    Specific Performance.    Each of the parties hereto recognizes and acknowledges a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money, damages, and therefore in the event of any such breach the aggrieved party shall be entitled to the remedy of specified performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

(g)    No Waiver.    The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, will not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(h)    No Third Party Beneficiaries.    This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

(i)    Governing Law.    This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflict of law thereof.

(j)    Descriptive Heading.    The descriptive headings used herein are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

(k)    Expenses.    All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(l)    Further Assurances.    From time to time, at any other party’s request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

(m)    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Company and Stockholder have caused this Agreement to be duly executed as of the day and year first written above.

ValiCert, Inc.

By:
Name: Title:

By:
[STOCKHOLDER]

*    In the event this agreement covers shares held jointly or held individually by related parties who will sign this together, each joint or related party shall sign.

[SIGNATURE PAGE FOR PARENT STOCKHOLDER VOTING AGREEMENT]

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VOTING AND LOCK-UP AGREEMENT

THIS VOTING AND LOCK-UP AGREEMENT (this “Agreement”), dated as of February              , 2003, by and among Tumbleweed Communications Corp., a Delaware corporation (“Parent”), Velocity Acquisition Sub, a Delaware corporation and wholly owned subsidiary of Parent (the “Sub”), and [STOCKHOLDER] (“Stockholder”).

WITNESSETH:

WHEREAS, immediately prior to the execution of this Agreement, Parent, Sub and Valicert, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), pursuant to which the parties thereto have agreed, upon the terms and subject to the conditions set forth therein, to merge Sub with and into the Company (the “Merger”); and

WHEREAS, as of the date hereof, Stockholder is the record and Beneficial Owner (as defined hereinafter) of [            ] Existing Shares (as defined hereinafter) of the common stock, $.001 par value, of the Company (the “Company Common Stock”); and

WHEREAS, as inducement and a condition to entering into the Merger Agreement, Parent has required Stockholder to agree, and Stockholder has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1.    Certain Definitions.    In addition to the terms defined elsewhere herein, capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

(a)    “Beneficially Own” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person include securities Beneficially Owned by all other persons with whom such person would constitute a “group” within the meaning of Section 13(d) of the Exchange Act with respect to the securities of the same issuer.

(b)    “Existing Shares” means shares of the Company Common Stock Beneficially Owned by Stockholder as of the date hereof.

(c)    “Securities” means the Existing Shares together with any shares of the Company Common Stock or other securities of the Company acquired by Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise.

Section 2.    Representations And Warranties of Stockholder.    Stockholder represents and warrants to Parent and Sub as follows:

(a)    Ownership of Shares.    Stockholder is the sole record and Beneficial Owner of (i) the Existing Shares, (ii) Company Options to purchase [            ] shares of Company Common Stock (“Stockholder Options”)

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and (iii) Company Warrants to purchase [            ] shares of Company Common Stock (“Stockholder Warrants”). On the date hereof, the Existing Shares constitute all of the shares of the Company Common Stock owned of record or Beneficially Owned by Stockholder. There are no outstanding options or other rights to acquire from Stockholder or obligations of Stockholder to sell or to acquire, any shares of the Company Common Stock. Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 5 through 9 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Existing Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

(b)    Power; Binding Agreement.    Stockholder has the legal capacity, power and authority to enter into and perform all of Stockholder’s obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c)    No Conflicts.    Except as contemplated by the Merger Agreement, no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority (“Governmental Entity”) is necessary for the execution of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby, none of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by Stockholder with any of the provisions hereof shall (i) conflict with or result in any breach of any organizational documents applicable to Stockholder, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Stockholder is a party or by which Stockholder or any of its properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to Stockholder or any of Stockholder’s properties or assets, except in the case of clauses (ii) and (iii) where the failure to obtain such permits, authorizations, consents or approvals or to make such filings, or where such violations, breaches or defaults would not, individually or in the aggregate, materially impair the ability of Stockholder or the Company to consummate the transactions contemplated by the Merger Agreement, this Agreement or by the other Ancillary Agreements.

(d)    No Encumbrance.    Except as permitted by this Agreement, the Existing Shares are now and, at all times during the term hereof, and the Securities will be, held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, free and clear of all mortgages, claims, charges, liens, security interests, pledges or options, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever (“Encumbrances”), except for any such Encumbrances arising hereunder.

(e)    No Finder’s Fees.    No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Stockholder.

(f)    Reliance by Parent.    Stockholder understands and acknowledges that Parent is entering into, and causing Sub to enter into, the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement.

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Section 3.    Representations And Warranties of Parent And Sub.    Each of Parent and Sub hereby, jointly and severally, represents and warrants to Stockholder as follows:

(a)    Power; Binding Agreement.    Parent and Sub each has the corporate power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by each of Parent and Sub and constitutes a valid and binding agreement of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)    No Conflicts.    Except as contemplated by the Merger Agreement, no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated hereby, and none of the execution and delivery of this Agreement by each of Parent and Sub, the consummation by each of Parent and Sub of the transactions contemplated hereby or compliance by each of Parent and Sub with any of the provisions hereof shall (i) conflict with or result in any breach of any provision of the respective certificates of incorporation or by-laws of Parent and Sub, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent, any of its Subsidiaries or any of their properties or assets, except in the case of clause (ii), (iii) or (iv) where the failure to obtain such permits, authorizations, consents or approvals or to make such filings, or where such violations, breaches or defaults would not, individually or in the aggregate, materially impair the ability of Parent or Sub to consummate the transactions contemplated by the Merger Agreement, this Agreement or by the other Ancillary Agreements.

Section 4.    Disclosure.    Stockholder hereby agrees to permit Parent to publish and disclose in the Registration Statement and the Proxy Statement/ Prospectus (including all documents and schedules filed with the Securities and Exchange Commission), and any press release or other disclosure document which Parent, in its sole discretion determines to be necessary or desirable in connection with the Merger and any transactions related thereto, Stockholder’s identity and ownership of the Company Common Stock and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement.

Section 5.    Transfer And Other Restrictions.    Prior to the termination of this Agreement, Stockholder agrees not to, directly or indirectly:

(i)    except pursuant to the terms of the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the Securities or any interest therein except as provided in Section 6 hereof;

(ii)    grant any proxy, power of attorney, deposit any of the Securities into a voting trust or enter into a voting agreement or arrangement with respect to the Securities except as provided in this Agreement; or

(iii)    take any other action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement.

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Section 6.    Voting of the Company Common Stock.    Stockholder hereby agrees that, during the period commencing on the date hereof and continuing until the first to occur of (a) the Effective Time or (b) termination of this Agreement pursuant to Section 11 hereof, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of the Company Common Stock, however called, or in connection with any written consent of the holders of the Company Common Stock, Stockholder will appear at the meeting or otherwise cause the Securities to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) the Securities:

(A)    in favor of the adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof;

(B)    against any Alternative Transaction or Superior Proposal or action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and

Stockholder may not enter into any agreement or understanding with any person the effect of which would be inconsistent with or violative of any provision contained in this Section 6.

Section 7.    Proxy.

(a)    Stockholder hereby irrevocably grants to, and appoints, Parent and Bernard J. Cassidy, Gregory Capitolo, or any of them in their respective capacities as officers of Parent and any individual who shall hereafter succeed to any such office of Parent and each of them individually, such Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to vote the Securities, or grant a consent or approval in respect of the Securities, in connection with any meeting of the stockholders of the Company, as specified in Section 6 hereof.

(b)    Stockholder represents that any other proxies heretofore given in respect of the Existing Shares are not irrevocable, and that such proxies are hereby revoked.

(c)    Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement. Stockholder hereby affirms that the irrevocable proxy set forth in this Section 7 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may not be revoked under any circumstances. Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the Delaware General Corporation Law.

Section 8.    Lock-Up.    As a further inducement to Parent to enter into the Merger Agreement, the Stockholder hereby agrees that the Stockholder will not offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of the Parent Common Stock, or securities convertible into or exchangeable or exercisable for any shares of Parent Common Stock, Beneficially Owned or controlled by such Stockholder as of the date hereof or at any time hereafter, in cash or otherwise (the “Lock-Up”), without, in each case, the prior written consent of Parent, pursuant to the following schedule:

Percent of Stockholder’s Parent Common Stock Subject to the Lock-Up	Expiration Date of the Lock-Up
100%	90 days after Closing Date
75%	180 days after Closing Date
50%	270 days after Closing Date
25%	360 days after Closing Date

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and no shares of the Parent Common Stock, or securities convertible into or exchangeable or exercisable for any shares of Parent Common Stock, shall be subject to the Lock-Up on or after the 360th day after the Closing Date; provided, however, that the foregoing prohibitions will not apply to shares sold for the express purpose of covering the exercise price of Stockholder Options. In furtherance of the foregoing, Parent and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of such securities if such transfer would constitute a violation or breach of this Agreement.

In addition, nothing in this Agreement shall prohibit: (a) the transfer of shares of Parent Common Stock or securities convertible into or exchangeable or exercisable for any shares of Parent Common Stock to any immediate family of the Stockholder or to a trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder, (b) bona fide gifts or other transfers for no consideration of shares of Parent Common Stock or securities convertible into or exchangeable or exercisable for any shares of Parent Common Stock, (c) distributions of shares of Parent Common Stock or securities convertible into or exchangeable or exercisable for any shares of Parent Common Stock to partners, members or stockholders of the Stockholder, or (d) if the Stockholder is a corporation, transfers of the shares of Parent Common Stock or securities convertible into or exchangeable or exercisable for any shares of Parent Common Stock to an affiliate or affiliates of such corporation; provided that in each case, such transferee(s) agrees to be bound by this Agreement. For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

Section 9.    Stop Transfer; Legend.

(a)    Stockholder agrees with, and covenants to, Parent that Stockholder will not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Securities, unless such transfer is made in compliance with this Agreement.

(b)    In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of share or the like other than pursuant to the Merger, the term “Existing Shares” will be deemed to refer to and include the shares of the Company Common Stock as well as all such stock dividends and distributions and any shares into which or for which any or all of the Securities may be changed or exchanged and appropriate adjustments shall be made to the terms and provisions of this Agreement.

(c)    Stockholder will promptly after the date hereof surrender to the Company all certificates representing the Securities, the Company will place the following legend on such certificates in addition to any other legend required thereof:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER PURSUANT TO AND OTHER PROVISIONS OF A VOTING AGREEMENT, DATED AS OF FEBRUARY             , 2003, BY AND AMONG TUMBLEWEED COMMUNICATIONS CORP., VELOCITY ACQUISITION SUB AND [STOCKHOLDER].”

Section 10.    Reasonable Best Efforts.    Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

Section 11.    Termination.    This Agreement shall terminate upon the earlier of (i) the termination of the Merger Agreement and (ii) the consummation of the Merger; provided, however, to the extent the Merger is consummated, this Agreement shall terminate only with respect to Sections 5, 6 or 7 hereto.

F-12

Section 12.    Miscellaneous.

(a)    Entire Agreement.    This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(b)    Successors and Assigns.    This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto. This Agreement shall be binding upon, inure to the benefit of and be enforceable by each party and such party’s respective heirs, beneficiaries, executors, representatives and permitted assigns.

(c)    Amendment and Modification.    This Agreement may not be amended, altered, supplemented or otherwise modified or terminated except upon the execution and delivery of a written agreement executed by the parties hereto.

(d)    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by an overnight courier service, such as FedEx, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Parent or Sub, to:
Tumbleweed Communications Corp.
700 Saginaw Drive
Redwood City, California 94063
	Attention:	Bernard J. Cassidy, Esq.
	Telephone No.:	(650) 216-2000
	Facsimile No.:	(650) 216-2001

with a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue—Suite 1100
Palo Alto, California 94301
	Attention:	Gregory C. Smith
	Telephone No:	(650) 470-4500
	Facsimile No.:	(650) 470-4570

If to Stockholder, to:

with a copy to:

(e)    Severability.    Any term or provision of this Agreement which is held to be invalid, illegal or unenforceable in any respect in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

F-13

(f)    Specific Performance.    Each of the parties hereto recognizes and acknowledges a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money, damages, and therefore in the event of any such breach the aggrieved party shall be entitled to the remedy of specified performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

(g)    No Waiver.    The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, will not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(h)    No Third Party Beneficiaries.    This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

(i)    Governing Law.    This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflict of law thereof.

(j)    Descriptive Heading.    The descriptive headings used herein are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

(k)    Expenses.    All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(l)    Further Assurances.    From time to time, at any other party’s request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

(m)    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, Parent, Sub and Stockholder have caused this Agreement to be duly executed as of the day and year first written above.

TUMBLEWEED COMMUNICATIONS CORP.

By:
Name: Title:

VELOCITY ACQUISITION SUB

By:
Name: Title:

By:
[Stockholder]

*    In the event this agreement covers shares held jointly or held individually by related parties who will sign this together, each joint or related party shall sign.

F-15

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102 of the Delaware General Corporation Law, or the DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of Tumbleweed) by reason of the fact that the person is or was a director, officer, agent or employee of Tumbleweed or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (a) if the person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if the person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of Tumbleweed, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of Tumbleweed as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in these actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to Tumbleweed, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for these actions. A director who was either absent when the unlawful actions were approved or dissented at the time, any avoid liability by causing his or her dissent to these actions to be entered in the books containing the minutes of the meetings of the board of directors at the time be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

Tumbleweed’s Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to Tumbleweed or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL regarding unlawful dividends and stock purchases; and

•	for any transaction from which the director derived an improper personal benefit.

These provisions are permitted under Delaware law.

Tumbleweed’s Amended and Restated Bylaws provide that:

•	it must indemnify directors and officers to the fullest extent permitted by Delaware law;

•	it must indemnify other employees and agents to the same extent that it indemnifies officers and directors, unless otherwise determined by the board of directors; and

•	it must advance expenses, as incurred, to directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law.

The indemnification provisions contained in Tumbleweed’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, Tumbleweed maintains insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of this status.

Tumbleweed has entered into agreements to indemnify its directors and executive officers, in addition to indemnification provided for in the bylaws. These agreements, among other things, provide for indemnification of directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of the person’s services as a director or executive officer or at Tumbleweed’s request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

ITEM 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  EXHIBITS

See Exhibit List.

(b)  FINANCIAL STATEMENT SCHEDULES

All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or related Notes.

(c)  REPORTS, OPINIONS AND APPRAISALS OF OUTSIDE PARTIES

The opinions of RBC Capital Markets and SoundView Technology Corporation are included as Annexes B and C to the joint proxy statement/prospectus.

ITEM 22.    UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)  (a) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(b)  that every prospectus: (i) that is filed pursuant to paragraph (1)(a) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) To file, during any period which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(3)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(6)  To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(7)  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, California, on June 2, 2003.

TUMBLEWEED COMMUNICATIONS CORP.

By:	/s/ GREGORY M. CAPITOLO
Name:	Gregory M. Capitolo
Title:	Senior Vice President—Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons, in the capacities indicated, as of June 2, 2003.

Name	Title

/s/ JEFFREY C. SMITH* Jeffrey C. Smith	Chairman of the Board, Chief Executive Officer

/s/ GREGORY M. CAPITOLO Gregory M. Capitolo	Senior Vice President—Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ CHRISTOPHER GREENDALE* Christopher Greendale	Director

/s/ KENNETH R. KLEIN* Kenneth R. Klein	Director

/s/ DAVID F. MARQUARDT* David F. Marquardt	Director

/s/ STANDISH H. O’GRADY* Standish H. O’Grady	Director

/s/ DEBORAH D. RIEMAN* Deborah D. Rieman	Director

/s/ JAMES P. SCULLION* James P. Scullion	Director

*By:	/s/ GREGORY M. CAPITOLO
Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document
2.1

Agreement and Plan of Reorganization and Merger by and among Tumbleweed Communications Corp., Velocity Acquisition Sub, Inc. and Valicert, Inc., dated as of February 18, 2003 (included as Annex A to the joint proxy/prospectus which forms part of this Registration Statement)

2.2

Amendment No. 1 to the Agreement and Plan of Reorganization and Merger by and among Tumbleweed Communications Corp., Velocity Acquisition Sub, Inc. and Valicert, Inc., dated as of April 22, 2003 (included as Annex A to the joint proxy/prospectus which forms part of this Registration Statement)

3.1(1)	Amended and Restated Certificate of Incorporation of Registrant

3.2(1)	Amended and Restated Bylaws of Registrant

4.1(1)	Specimen Common Stock Certificate

4.2(1)	Warrant to Purchase Stock, dated November 30, 1998, issued to Silicon Valley Bank

5.1(11)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the validity of the securities being registered

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters

8.2(11)	Opinion of Gray Cary Ware and Friedenrich LLP regarding certain tax matters

9.1	Form of Tumbleweed Voting Agreement (included as Annex F to the joint proxy/prospectus which forms part of this Registration Statement)

9.2	Form of Valicert Voting Agreement (included as Annex F to the joint proxy/prospectus which forms part of this Registration Statement)

10.1(10)	Promissory Note, dated June 7, 2001, between Jeffrey C. Smith and Tumbleweed Communications Corp.

10.2(3)	1993 Stock Option Plan

10.3(4)	1999 Omnibus Stock Incentive Plan

10.4(3)	1999 Employee Stock Purchase Plan

10.5(6)	2000 NSO Incentive Stock Plan, as amended

10.6(1)	Software License, Development and Services Agreement, dated December 17, 1997, between the Registrant and United Parcel Service General Services, Co.

10.7(1)	OEM Object Code License Agreement, dated as of March 30, 1990, between the Registrant and RSA Data Security, Inc.

10.8(3)	Form of Indemnity Agreement

10.9(5)	Employment Agreement, dated February 21, 2001, between Douglas A. Sabella and Tumbleweed Communications Corp.

10.10(7)	Employment Agreement, dated June 10, 2001, between Elizabeth D. Jordan and Tumbleweed Communications Corp.

10.11(8)	Secured Promissory Note, dated September 19, 2001, between Douglas A. Sabella and Tumbleweed Communications Corp.

10.12(8)	Security and Pledge Agreement, dated September 19, 2001, between Douglas A Sabella and Tumbleweed Communications Corp.

10.13(8)	Employment Agreement, dated June 20, 2002, between Gregory M. Capitolo and Tumbleweed Communications Corp.

10.14(9)	Offer Letter, dated February 18, 2003, between John Vigouroux and Tumbleweed Communications Corp.

Exhibit Number	Description of Document
10.15(9)	Offer Letter, dated February 18, 2003, between David Jevans and Tumbleweed Communications Corp.

10.16(9)	Offer Letter, dated February 18, 2003, between Srinivasan Krishnan and Tumbleweed Communications Corp.

10.17(9)	Offer Letter, dated February 18, 2003, between Tim Conley and Tumbleweed Communications Corp.

10.18(9)	Offer Letter, dated February 18, 2003, between Denis Brotzel and Tumbleweed Communications Corp.

10.19(9)	Non-Competition Agreement, dated February 18, 2003, between Joseph Amram and Tumbleweed Communications Corp.

10.20(9)	Non-Competition Agreement, dated February 18, 2003, between Srinivasan Krishnan and Tumbleweed Communications Corp.

10.21(9)	Non-Competition Agreement, dated February 18, 2003, between Tim Conley and Tumbleweed Communications Corp.

10.22(11)	Amendment to Offer Letter, dated February 18, 2003, between David Jevans and Tumbleweed Communications Corp.

21.1(8)	Subsidiaries of Registrant

23.1(11)	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in Exhibit 5.1 hereto)

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in Exhibit 8.1 hereto)

23.3(11)	Consent of Gray Cary Ware and Freiderich LLP (contained in Exhibit 8.2)

24.1(1)	Power of Attorney

99.1	Form of Tumbleweed Communications Corp. Proxy

99.2	Consent of SoundView Technology Corporation

99.3	Consent of RBC Capital Markets

99.4	Consent of KPMG LLP

99.5	Consent of Deloitte and Touche LLP

99.6(11)	Consent of Taher Elgamal to be nominated to serve on the Board of Directors of Tumbleweed

99.7	Form of Valicert, Inc. Proxy

(1)	Previously filed in Tumbleweed’s Registration Statement on Form S-1 (File No. 79687), as amended and incorporated herein by reference.
(2)	Previously filed in Tumbleweed’s Quarterly Report on Form 10-Q, filed November 15, 1999, and incorporated herein by reference.
(3)	Previously filed in Tumbleweed’s Registration Statement on Form S-4 (File No. 333-92589), as amended and incorporated herein by reference.
(4)	Previously filed in Tumbleweed’s Registration Statement on Form S-1 (File No. 333-41188), and incorporated herein by reference.
(5)	Previously filed in Tumbleweed’s Annual Report on Form 10-K, filed March 30, 2001, and incorporated herein by reference.
(6)	Previously filed in Tumbleweed’s Quarterly Report on Form 10-Q filed May 15, 2001, and incorporated herein by reference.
(7)	Previously filed in Tumbleweed’s Quarterly Report on Form 10-Q filed August 14, 2001, and incorporated herein by reference.
(8)	Previously filed in Tumbleweed’s Annual Report on Form 10-K, filed March 12, 2003, and incorporated herein by reference.
(9)	Previously filed in Tumbleweed’s Registration Statement on Form S-4 (File No. 333-103876), and incorporated herein by reference.
(10)	Previously filed in Amendment Number One to Tumbleweed’s Registration Statement on Form S-4 (File No. 333-103876), and incorporated herein by reference.
(11)	Previously filed in Amendment Number Two to Tumbleweed’s Registration Statement on Form S-4 (File No. 333-103876), and incorporated herein by reference.